       AS FILED WITH SECURITIES AND EXCHANGE COMMISSION ON APRIL 27, 2009.

                                                            FILE NOS. 333-157198
                                                                       811-08810

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                    FORM N-4
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                            Pre-Effective Amendment No. 1                        [X]

                            Post-Effective Amendment No.                         [ ]


                                     and/or

                             REGISTRATION STATEMENT
                              UNDER THE INVESTMENT
                               COMPANY ACT OF 1940

                                   Amendment No. 1                               [X]


                        (CHECK APPROPRIATE BOX OR BOXES)

                                  ------------

                          FS VARIABLE SEPARATE ACCOUNT
                           (Exact Name of Registrant)

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                               (Name of Depositor)

                                 70 PINE STREET
                            NEW YORK, NEW YORK 10270
              (Address of Depositor's Principal Offices) (Zip Code)

        DEPOSITOR'S TELEPHONE NUMBER, INCLUDING AREA CODE: (800) 996-9786


                             MALLARY L. REZNIK, ESQ.
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                     C/O SUNAMERICA RETIREMENT MARKETS, INC.

                       LOS ANGELES, CALIFORNIA 90067-6022
      (Name and Address of Agent for Service for Depositor and Registrant)




Approximate Date of Proposed Public Offering: As soon after the effective date of this registration statement as is practicable.

Title of Securities Being Registered: Units of interest in FS Variable Separate Account of First SunAmerica Life Insurance Company under variable annuity contracts.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          FS VARIABLE SEPARATE ACCOUNT

                              CROSS REFERENCE SHEET

                              PART A -- PROSPECTUS

ITEM NUMBER
IN FORM N-4                                                    CAPTION
-----------                                                    -------
1.   Cover Page..............................   Cover Page
2.   Definitions.............................   Glossary
3.   Synopsis................................   Highlights; Fee Tables; Portfolio
                                                Expenses; Examples
4.   Condensed Financial Information.........   Appendix - Condensed Financial
                                                Information
5.   General Description of Registrant,
     Depositor and Portfolio Companies.......   The Polaris Platinum III Variable
                                                Annuity; Other Information
6.   Deductions..............................   Expenses
7.   General Description of Variable Annuity
     Contracts...............................   The Polaris Platinum III Variable
                                                Annuity; Purchasing a Polaris
                                                Platinum III Variable Annuity;
                                                Investment Options
8.   Annuity Period..........................   Annuity Income Options
9.   Death Benefit...........................   Death Benefits
10.  Purchases and Contract Value............   Purchasing a Variable Annuity
                                                Contract
11.  Redemptions.............................   Access To Your Money
12.  Taxes...................................   Taxes
13.  Legal Proceedings.......................   Legal Proceedings
14.  Table of Contents of Statement of
     Additional Information..................   Table of Contents of  Statement of
                                                Additional Information

                  PART B -- STATEMENT OF ADDITIONAL INFORMATION

Certain information required in Part B of the Registration Statement has been included within the Prospectus forming part of this Registration Statement; the following cross-references suffixed with a "P" are made by reference to the captions in the Prospectus.

ITEM NUMBER
IN FORM N-4                                                 CAPTION
-----------                                                 -------
15. Cover Page.........................   Cover Page
16. Table of Contents..................   Table of Contents
17. General Information and History....   The Polaris Platinum III Variable Annuity
                                          (P);
                                          Separate Account; General Account (P);
                                          Investment Options (P);
                                          Other Information (P)
18. Services...........................   Other Information (P)
19. Purchase of Securities Being
    Offered............................   Purchasing a Polaris Platinum III Variable
                                          Annuity (P)
20. Underwriters.......................   Distribution of Contracts
21. Calculation of Performance Data....   Performance Data
22. Annuity Payments...................   Annuity Income Options (P);
                                          Income Payments; Annuity Unit Values
23. Financial Statements...............   Depositor: Other Information (P);
                                          Financial Statements; Registrant:
                                          Financial Statements


                                     PART C

Information required to be included in Part C is set forth under the appropriate item, so numbered, in Part C of this Registration Statement.

                             (POLARIS PLATINUM III)

                                   PROSPECTUS

                                 APRIL 30, 2009

                   FLEXIBLE PAYMENT DEFERRED ANNUITY CONTRACT

                               issued by Depositor


                     FIRST SUNAMERICA LIFE INSURANCE COMPANY


                               in connection with


                          FS VARIABLE SEPARATE ACCOUNT



This variable annuity has several investment choices - Variable Portfolios (which are subaccounts of the separate account) and available Fixed Account options. Each Variable Portfolio invests exclusively in shares of one of the Underlying Funds listed below. The Underlying Funds are part of the Anchor Series Trust, Franklin Templeton Variable Insurance Products Trust, Lord Abbett Series Fund, Inc., SunAmerica Series Trust, and Van Kampen Life Investment Trust.



UNDERLYING FUNDS:                               MANAGED BY:
     Aggressive Growth                          SunAmerica Asset Management Corp.
     Alliance Growth                            AllianceBernstein, L.P.
     American Funds Asset Allocation SAST       Capital Research and Management Company(1)
     American Funds Global Growth SAST          Capital Research and Management Company(1)
     American Funds Growth-Income SAST          Capital Research and Management Company(1)
     American Funds Growth SAST                 Capital Research and Management Company(1)
     Asset Allocation                           Edge Asset Management, Inc.
     Balanced                                   J.P. Morgan Investment Management Inc.
     Blue Chip Growth                           SunAmerica Asset Management Corp.
     Capital Appreciation                       Wellington Management Company, LLP
     Capital Growth                             OppenheimerFunds, Inc.
     Cash Management                            Columbia Management Advisors, LLC
     Corporate Bond                             Federated Equity Management Company
     Davis Venture Value                        Davis Selected Advisers, L.P.
     "Dogs" of Wall Street(2)                   SunAmerica Asset Management Corp.
     Emerging Markets                           Putnam Investment Management, LLC
     Equity Opportunities                       OppenheimerFunds, Inc.
     Foreign Value                              Templeton Investment Counsel, LLC
     Franklin Income Securities Fund            Franklin Advisers, Inc.
     Franklin Templeton VIP Founding Funds      Franklin Templeton Services, LLC(4)
       Allocation Fund
     Fundamental Growth                         Wells Capital Management Inc.
     Global Bond                                Goldman Sachs Asset Management International
     Global Equities                            J.P. Morgan Investment Management Inc.
     Government and Quality Bond                Wellington Management Company, LLP
     Growth                                     Wellington Management Company, LLP
     Growth-Income                              AllianceBernstein, L.P.
     Growth Opportunities                       Morgan Stanley Investment Management Inc.(3)
     High-Yield Bond                            SunAmerica Asset Management Corp.
     International Diversified Equities         Morgan Stanley Investment Management Inc.(3)
     International Growth and Income            Putnam Investment Management, LLC
     Lord Abbett Growth and Income              Lord, Abbett & Co. LLC
     Marsico Focused Growth                     Marsico Capital Management, LLC
     MFS Massachusetts Investors Trust(2)       Massachusetts Financial Services Company
     MFS Total Return                           Massachusetts Financial Services Company
     Mid-Cap Growth                             J.P. Morgan Investment Management Inc.
     Natural Resources                          Wellington Management Company, LLP
     Real Estate                                Davis Selected Advisers, L.P.
     Small & Mid Cap Value                      AllianceBernstein L.P.
     Small Company Value                        Franklin Advisory Services, LLC
     Technology                                 Columbia Management Advisors, Inc.
     Telecom Utility                            Massachusetts Financial Services Company
     Total Return Bond                          Pacific Investment Management Company LLC
     Van Kampen LIT Capital Growth, Class II    Van Kampen Asset Management
       Shares
     Van Kampen LIT Comstock, Class II          Van Kampen Asset Management
       Shares(2)
     Van Kampen LIT Growth and Income, Class    Van Kampen Asset Management
       II Shares



(1) Capital Research and Management Company manages the corresponding Master Fund (defined below) in which the Underlying Fund invests.
(2) "Dogs" of Wall Street is an equity fund seeking total return including capital appreciation and current income. MFS Massachusetts Investors Trust is an equity fund seeking reasonable current income and long-term growth of capital and income. Van Kampen LIT Comstock, Class II Shares is an equity fund seeking capital growth and income.
(3) Morgan Stanley Investment Management, Inc. does business in certain instances using the name "Van Kampen."
(4) Franklin Templeton Services, LLC is the administrator of this fund of funds. Franklin Templeton Services, LLC may receive assistance from Franklin Advisers, Inc. in monitoring the underlying funds and the VIP Founding Fund's investment in the underlying funds.

Please read this prospectus carefully before investing and keep it for future reference. It contains important information about the variable annuity.


To learn more about the annuity offered in this prospectus, you can obtain a copy of the Statement of Additional Information ("SAI") dated April 30, 2009. The SAI has been filed with the United States Securities and Exchange Commission ("SEC") and is incorporated by reference into this prospectus. The Table of Contents of the SAI appears at the end of this prospectus. For a free copy of the SAI, call us at (800) 445-7862 or write to us at our Annuity Service Center, P.O. Box 54299, Los Angeles, California 90054-0299.


In addition, the SEC maintains a website (http://www.sec.gov) that contains the SAI, materials incorporated by reference and other information filed electronically with the SEC by the Company.


ANNUITIES INVOLVE RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL, AND ARE NOT A DEPOSIT OR OBLIGATION OF, OR GUARANTEED OR ENDORSED BY, ANY BANK. THEY ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER AGENCY. THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                TABLE OF CONTENTS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



GLOSSARY...................................................................    3
HIGHLIGHTS.................................................................    4
FEE TABLE..................................................................    5
     Maximum Owner Transaction Expenses....................................    5
     Contract Maintenance Fee..............................................    5
     Separate Account Annual Expenses......................................    5
     Additional Optional Feature Fees......................................    5
     Optional MarketLock Income Plus Fee...................................    5
     Optional MarketLock For Life Plus Fee.................................    5
     Optional MarketLock For Life Fee......................................    5
     Underlying Fund Expenses..............................................    5
MAXIMUM AND MINIMUM EXPENSE EXAMPLES.......................................    7
THE POLARIS PLATINUM III VARIABLE ANNUITY..................................    8
PURCHASING A POLARIS PLATINUM III VARIABLE ANNUITY.........................    8
     Allocation of Purchase Payments.......................................    9
     Accumulation Units....................................................   10
     Right to Examine......................................................   10
     Exchange Offers.......................................................   10
     Important Information for Military Servicemembers.....................   10
INVESTMENT OPTIONS.........................................................   10
     Variable Portfolios...................................................   10
          Anchor Series Trust..............................................   11
          Franklin Templeton Variable Insurance Products Trust.............   11
          Lord Abbett Series Fund, Inc. ...................................   11
          SunAmerica Series Trust..........................................   11
          Van Kampen Life Investment Trust.................................   11
     Substitution, Addition or Deletion of Variable Portfolios.............   13
     Fixed Accounts........................................................   13
     Dollar Cost Averaging Fixed Accounts..................................   13
     Dollar Cost Averaging Program.........................................   14
     Polaris Portfolio Allocator Program...................................   14
     Transfers During the Accumulation Phase...............................   16
     Automatic Asset Rebalancing Program...................................   18
     Voting Rights.........................................................   19
ACCESS TO YOUR MONEY.......................................................   19
     Free Withdrawal Provision.............................................   19
     Systematic Withdrawal Program.........................................   20
     Nursing Home Waiver...................................................   20
     Minimum Contract Value................................................   21
     Qualified Contract Owners.............................................   21
OPTIONAL LIVING BENEFITS...................................................   21
     MarketLock Income Plus................................................   22
     MarketLock For Life Plus..............................................   27
     MarketLock For Life...................................................   32
     Additional Information About the Optional Living Benefits.............   37
DEATH BENEFITS.............................................................   39
     Death Benefit Defined Terms...........................................   40
     Standard Death Benefit................................................   41
     Optional Maximum Anniversary Value Death Benefit......................   41
     Spousal Continuation..................................................   41
EXPENSES...................................................................   42
     Separate Account Expenses.............................................   42
     Withdrawal Charges....................................................   42
     Underlying Fund Expenses..............................................   43
     Contract Maintenance Fee..............................................   43
     Transfer Fee..........................................................   43
     Optional Living Benefits Fees.........................................   43
     Optional MarketLock Income Plus Fee...................................   43
     Optional MarketLock For Life Plus Fee.................................   43
     Optional MarketLock For Life Fee......................................   44
     Optional Maximum Anniversary Value Death Benefit Fee..................   44
     Income Taxes..........................................................   44
     Reduction or Elimination of Fees, Expenses, and Additional Amounts
            Credited.......................................................   44
PAYMENTS IN CONNECTION WITH DISTRIBUTION OF THE CONTRACT...................   44
ANNUITY INCOME OPTIONS.....................................................   45
     Annuity Date..........................................................   45
     Annuity Income Options................................................   46
     Fixed or Variable Annuity Income Payments.............................   47
     Annuity Income Payments...............................................   47
     Transfers During the Income Phase.....................................   47
     Deferment of Payments.................................................   47
TAXES......................................................................   47
     Annuity Contracts in General..........................................   47
     Tax Treatment of Distributions - Non-Qualified Contracts..............   48
     Tax Treatment of Distributions - Qualified Contracts..................   48
     Required Minimum Distributions........................................   50
     Tax Treatment of Death Benefits.......................................   50
     Tax Treatment of Optional Living Benefits.............................   50
     Contracts Owned by a Trust or Corporation.............................   51
     Gifts, Pledges and/or Assignments of a Contract.......................   51
     Diversification and Investor Control..................................   51
OTHER INFORMATION..........................................................   51
     The Distributor.......................................................   51
     The Company...........................................................   51
     The Separate Account..................................................   52
     The General Account...................................................   53
     Financial Statements..................................................   53
     Administration........................................................   54
     Legal Proceedings.....................................................   54
     Registration Statements...............................................   54
TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION...................   54
APPENDIX A - DEATH BENEFITS FOLLOWING SPOUSAL CONTINUATION.................  A-1
APPENDIX B - OPTIONAL LIVING BENEFITS EXAMPLES.............................  B-1

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                    GLOSSARY
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



We have capitalized some of the technical terms used in this prospectus. To help you understand these terms, we have defined them in this glossary.

ACCUMULATION PHASE - The period during which you invest money in your contract.

ACCUMULATION UNITS - A measurement we use to calculate the value of the variable portion of your contract during the Accumulation Phase.

ANNUITANT - The person on whose life we base annuity income payments after you begin the Income Phase.

ANNUITY DATE - The date you select on which annuity income payments begin.

ANNUITY UNITS - A measurement we use to calculate the amount of annuity income payments you receive from the variable portion of your contract during the Income Phase.

BENEFICIARY - The person you designate to receive any benefits under the contract if you or the Annuitant dies.


COMPANY - Refers to First SunAmerica Life Insurance Company or First SunAmerica, the insurer that issues this contract. The term "we," "us" and "our" are also used to identify the issuing Company.


CONTINUING SPOUSE - Spouse of original contract owner at the time of death who elects to continue the contract after the death of the original contract owner.


FEEDER FUNDS - American Funds Global Growth SAST, American Funds Growth SAST, American Funds Growth-Income SAST, and American Funds Asset Allocation SAST Variable Portfolios. Each Feeder Fund invests exclusively in shares of a corresponding Master Fund.



FIXED ACCOUNT - An account, if available, that we may offer in which you may invest money and earn a fixed rate of return.



GOOD ORDER - Fully and accurately completed forms applicable to any given transaction or request received by us.





INCOME PHASE - The period beginning on the Annuity Date during which we make annuity income payments to you.



INSURABLE INTEREST - Evidence that the Owner(s), Annuitant(s) or Beneficiary(ies) will suffer a financial loss at the death of the life that triggers the death benefit. Generally, we consider an interest insurable if a familial relationship and/or an economic interest exists. A familial relationship generally includes those persons related by blood or by law. An economic interest exists when the Owner has a lawful and substantial economic interest in having the life, health or bodily safety of the insured life preserved.



LATEST ANNUITY DATE - Your 90th birthday or tenth contract anniversary, whichever is later.





MARKET CLOSE - The close of the New York Stock Exchange, usually at 1:00 p.m. Pacific Time.



MASTER FUNDS - Funds of the American Funds Insurance Series in which the Feeder Funds invest.



NON-QUALIFIED (CONTRACT) - A contract purchased with after-tax dollars. In general, these contracts are not under any pension plan, specially sponsored program or individual retirement account ("IRA").



NYSE - New York Stock Exchange



OWNER - The person or entity (if a non-natural owner) with an interest or title to this contract. The term "you" or "your" are also used to identify the Owner.




PURCHASE PAYMENTS - The money you give us to buy and invest in the contract.

QUALIFIED (CONTRACT) - A contract purchased with pretax dollars. These contracts are generally purchased under a pension plan, specially sponsored program or IRA.


SEPARATE ACCOUNT - A segregated asset account maintained by the Company separately from the Company's general account. The Separate Account is divided into Variable Portfolios.



TRUSTS - Collectively refers to the Anchor Series Trust, Franklin Templeton Variable Insurance Products Trust, Lord Abbett Series Fund, Inc., SunAmerica Series Trust and Van Kampen Life Investment Trust.





UNDERLYING FUNDS - The underlying investment portfolios of the Trusts in which the Variable Portfolios invest.



VARIABLE PORTFOLIO(S) - The variable investment options available under the contract. Each Variable Portfolio invests in shares of one of the Underlying Funds. Each Underlying Fund has its own investment objective.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                   HIGHLIGHTS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


The Polaris Platinum III Variable Annuity is a contract between you and the Company. It is designed to help you invest on a tax-deferred basis and meet long-term financial goals. There are minimum Purchase Payment amounts required to purchase a contract. Purchase Payments may be invested in a variety of Variable Portfolios and Fixed Accounts. Like all deferred annuities, the contract has an Accumulation Phase and an Income Phase. During the Accumulation Phase, you invest money in your contract. The Income Phase begins when you start receiving annuity income payments from your annuity to provide for your retirement.



RIGHT TO EXAMINE: You may cancel your contract within 10 days after receiving it, and not be charged a withdrawal charge. You will receive the greater of Purchase Payments or the value of your contract on the day that we receive your request. The amount may be more or less than your original Purchase Payments. PLEASE SEE PURCHASING A POLARIS PLATINUM III VARIABLE ANNUITY AND RIGHT TO EXAMINE IN THE PROSPECTUS.



EXPENSES: There are fees and charges associated with the contract. Each year, we deduct a $35 contract maintenance fee from your contract, which may be waived for contracts of $50,000 or more. We also deduct separate account charges which equal 1.30% annually of the average daily value of your contract allocated to the Variable Portfolios. If you elect optional features available under the contract, we may charge additional fees for those features. A separate withdrawal charge schedule applies to each Purchase Payment. Your contract provides for a free withdrawal amount each year. Withdrawal charges no longer apply to that Purchase Payment after a Purchase Payment has been in the contract for seven complete years. There are investment charges on amounts invested in the Variable Portfolios including 12b-1 fees of up to 0.25%. PLEASE SEE THE FEE TABLE, PURCHASING A POLARIS PLATINUM III VARIABLE ANNUITY, FREE WITHDRAWAL PROVISION AND EXPENSES IN THE PROSPECTUS.



ACCESS TO YOUR MONEY: You may withdraw money from your contract during the Accumulation Phase. If you make a withdrawal, earnings are deemed to be withdrawn first. You will pay income taxes on earnings and untaxed contributions when you withdraw them. Annuity income payments received during the Income Phase are considered partly a return of your original investment. A federal tax penalty may apply if you make withdrawals before age 59 1/2. As noted above, a withdrawal charge may apply. PLEASE SEE ACCESS TO YOUR MONEY AND TAXES IN THE PROSPECTUS.

OPTIONAL LIVING BENEFITS: You may elect one of the optional living benefits available under your contract for an additional fee. These living benefits are designed to protect a portion of your investment in the event your contract value declines due to unfavorable investment performance during the Accumulation Phase and before a death benefit is payable. In addition, some of these benefits can provide a guaranteed income stream that may last as long as you live. PLEASE SEE OPTIONAL LIVING BENEFITS IN THE PROSPECTUS.

DEATH BENEFIT: A standard death benefit is available and in addition, an enhanced additional optional death benefit is available for an additional fee. These benefits are designed to protect your Beneficiaries in the event of your death during the Accumulation Phase. PLEASE SEE DEATH BENEFITS IN THE PROSPECTUS.

ANNUITY INCOME OPTIONS: When you are ready to begin taking annuity income payments, you can choose to receive annuity income payments on a variable basis, fixed basis or a combination of both. You may also choose from five different annuity income options, including an option for annuity income that you cannot outlive. PLEASE SEE ANNUITY INCOME OPTIONS IN THE PROSPECTUS.


INQUIRIES: If you have questions about your contract, call your financial representative or contact us at Annuity Service Center, P.O. Box 54299, Los Angeles, California 90054-0299. Telephone Number: (800) 445-7862. PLEASE SEE ALLOCATION OF PURCHASE PAYMENTS IN THE PROSPECTUS FOR THE ADDRESS TO WHICH YOU MUST SEND PURCHASE PAYMENTS.




THE COMPANY OFFERS SEVERAL DIFFERENT VARIABLE ANNUITY CONTRACTS TO MEET THE DIVERSE NEEDS OF OUR INVESTORS. OUR CONTRACTS MAY PROVIDE DIFFERENT FEATURES, BENEFITS, PROGRAMS AND INVESTMENT OPTIONS OFFERED AT DIFFERENT FEES AND EXPENSES. WHEN WORKING WITH YOUR FINANCIAL REPRESENTATIVE TO DETERMINE THE BEST PRODUCT TO MEET YOUR NEEDS, YOU SHOULD CONSIDER AMONG OTHER THINGS, WHETHER THE FEATURES OF THIS CONTRACT AND THE RELATED FEES PROVIDE THE MOST APPROPRIATE PACKAGE TO HELP YOU MEET YOUR RETIREMENT SAVINGS GOALS.


IF YOU WOULD LIKE MORE INFORMATION REGARDING HOW MONEY IS SHARED AMONGST OUR BUSINESS PARTNERS, INCLUDING BROKER-DEALERS THROUGH WHICH YOU MAY PURCHASE A VARIABLE ANNUITY AND FROM CERTAIN INVESTMENT ADVISERS OF THE UNDERLYING FUNDS, PLEASE SEE PAYMENTS IN CONNECTION WITH DISTRIBUTION OF THE CONTRACT BELOW.


PLEASE READ THE PROSPECTUS CAREFULLY FOR MORE DETAILED INFORMATION REGARDING THESE AND OTHER FEATURES AND BENEFITS OF THE CONTRACT, AS WELL AS THE RISKS OF INVESTING.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                    FEE TABLE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE FOLLOWING DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY AT THE TIME THAT YOU BUY THE CONTRACT, TRANSFER CASH VALUE BETWEEN INVESTMENT OPTIONS OR SURRENDER THE CONTRACT.

MAXIMUM OWNER TRANSACTION EXPENSES


MAXIMUM WITHDRAWAL CHARGES (AS A PERCENTAGE
  OF EACH PURCHASE PAYMENT)(1)..............   7%






TRANSFER FEE


$25 per transfer after the first 15 transfers in any contract year.

THE FOLLOWING DESCRIBES THE FEES AND EXPENSES THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT, NOT INCLUDING UNDERLYING FUND EXPENSES WHICH ARE OUTLINED IN THE NEXT SECTION.


CONTRACT MAINTENANCE FEE(2)................  $35






SEPARATE ACCOUNT ANNUAL EXPENSES

(deducted from the average daily ending net asset value allocated to the Variable Portfolios)


Separate Account Charge(3)...............   1.30%
Optional Maximum Anniversary Value Death
  Benefit Fee............................   0.25%
                                            -----
MAXIMUM SEPARATE ACCOUNT ANNUAL
  EXPENSES...............................   1.55%








ADDITIONAL OPTIONAL FEATURE FEES



You may elect one of the following optional living benefits below:


OPTIONAL MARKETLOCK INCOME PLUS FEE
(calculated as a percentage of the Income Base)(4)

NUMBER OF COVERED PERSONS                               ANNUALIZED FEE
-------------------------                            --------------------
For One Covered Person............................           1.10%
For Two Covered Persons...........................           1.35%


OPTIONAL MARKETLOCK FOR LIFE PLUS FEE
(calculated as a percentage of the Income Base)(4)

NUMBER OF COVERED PERSONS                               ANNUALIZED FEE
-------------------------                            --------------------
For One Covered Person............................           0.95%
For Two Covered Persons...........................           1.25%


OPTIONAL MARKETLOCK FOR LIFE FEE
(calculated as a percentage of the Income Base)(5)

NUMBER OF COVERED PERSONS                               ANNUALIZED FEE
-------------------------                            --------------------
For One Covered Person............................           0.70%
For Two Covered Persons...........................           0.95%



UNDERLYING FUND EXPENSES
(AS OF DECEMBER 31, 2008)




THE FOLLOWING SHOWS THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES (INCLUDING MASTER FUND EXPENSES, IF APPLICABLE) CHARGED BY THE UNDERLYING FUNDS OF THE TRUSTS, BEFORE ANY WAIVERS OR REIMBURSEMENTS THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. MORE DETAIL CONCERNING THE UNDERLYING FUNDS' EXPENSES IS CONTAINED IN THE PROSPECTUS FOR EACH OF THE TRUSTS. PLEASE READ THEM CAREFULLY BEFORE INVESTING.


TOTAL ANNUAL UNDERLYING FUND
EXPENSES(6)                         MINIMUM   MAXIMUM
----------------------------        -------   -------
(expenses that are deducted from
Trust assets, including
management fees, 12b-1 fees, if
applicable, and other expenses)..    0.72%     1.85%





FOOTNOTES TO THE FEE TABLE:




 (1) Withdrawal Charge Schedule (as a percentage of each Purchase Payment withdrawn) declines over 7 years as follows:



YEARS SINCE RECEIPT:..............................................   1    2    3    4    5    6    7    8+
                                                                     7%   6%   6%   5%   4%   3%   2%   0%




     Your contract provides for a free withdrawal amount each year. PLEASE SEE FREE WITHDRAWAL PROVISION BELOW.



 (2) The contract maintenance fee may be waived if contract value is $50,000 or more.



 (3) If you do not elect any optional features, your total separate account annual expenses would be 1.30%.



 (4) MarketLock Income Plus and MarketLock For Life Plus are optional guaranteed minimum withdrawal benefits. The initial Income Base is equal to the first Purchase Payment. The Income Base is increased by subsequent Purchase Payments received in years 1-5, capped at the first contract year's Purchase Payments, adjusted for excess withdrawals during the applicable period. On each contract anniversary during the first 5 years, the Income Base is increased to the greater of (a) or (b), where (a) is the highest contract anniversary value (including Purchase Payments received in years 1-5, capped at the first contract year's Purchase Payments, less Purchase Payments in excess of the annual cap in contract years 2-5 and all Purchase Payments after the first 5 contract years) and (b) is the current Income Base plus an additional amount, if eligible; and adjusted for excess withdrawals during the applicable period. On the 12th contract anniversary, the Income Base will be increased to at least 200% of the Purchase Payments made in the first contract year, provided no withdrawals are taken prior to that anniversary. The annualized fee is deducted from your contract value at the end of the first quarter following election and quarterly thereafter. Excess withdrawals refer to amounts exceeding the maximum annual amount available at the time of withdrawal under this feature.

 (5) MarketLock For Life is an optional guaranteed minimum withdrawal benefit. The initial Income Base is equal to the first Purchase Payment. The Income Base is increased by subsequent Purchase Payments received in years 1-5, capped at the first contract year's Purchase Payments, adjusted for excess withdrawals during the applicable period. On each contract anniversary during the first 5 years, the Income Base in increased to the greater of
     (a) or (b), where (a) in the highest contract anniversary value (including Purchase Payments received in years 1-5, capped at the first year's Purchase Payments, less Purchase Payments in excess of the annual cap in contract year's 2-5 and all Purchase Payments after the first 5 years) and
     (b) is the current Income Base; adjusted for excess withdrawals during the applicable period. The annualized fee is deducted from your contract value at the end of the first quarter following election and quarterly thereafter. Excess withdrawals refer to amounts exceeding the maximum annual amount available at the time of the withdrawal under this feature.



 (6) The maximum expense is for an American Funds SAST Master-Feeder Underlying Fund. SAAMCo has entered into a contractual agreement with SunAmerica Series Trust under which it will waive 0.70% of its advisory fee for such time as the Underlying Fund is operated as a Feeder Fund. This fee waiver will continue as long as the Underlying Fund is part of a Master-Feeder structure unless the Board of SunAmerica Series Trust approves a change in or elimination of the waiver. If the fee waiver was reflected in the maximum expense, the expense would be lower.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                      MAXIMUM AND MINIMUM EXPENSE EXAMPLES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

These examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include owner transaction expenses, the contract maintenance fee if any, separate account annual expenses, available optional feature fees and Underlying Fund expenses.

The examples assume that you invest $10,000 in the contract for the time periods indicated; that your investment has a 5% return each year; and you incur the maximum or minimum fees and expenses of the Underlying Fund as indicated in the examples. Although your actual costs may be higher or lower, based on these assumptions, your costs at the end of the stated period would be:

MAXIMUM EXPENSE EXAMPLES

(assuming maximum separate account annual expenses of 1.55% (including the optional Maximum Anniversary Value death benefit), MarketLock Income Plus (1.35%) and investment in an Underlying Fund with total expenses of 1.85%)


(1) If you surrender your contract at the end of the applicable time period:


1 YEAR    3 YEARS    5 YEARS    10 YEARS
------    -------    -------    --------
$1,180     $2,044     $2,812     $4,848




(2) If you do not surrender or annuitize your contract at the end of the applicable time period:(4)



1 YEAR    3 YEARS    5 YEARS    10 YEARS
------    -------    -------    --------
 $480      $1,444     $2,412     $4,848





MINIMUM EXPENSE EXAMPLES
(assuming minimum separate account annual expenses of 1.30%, no election of optional features and investment in an Underlying Fund with total expenses of 0.72%)


(1) If you surrender your contract at the end of the applicable time period:

1 YEAR    3 YEARS    5 YEARS    10 YEARS
------    -------    -------    --------
 $910      $1,249     $1,514     $2,400


(2) If you do not surrender or annuitize your contract at the end of the applicable time period:

1 YEAR    3 YEARS    5 YEARS    10 YEARS
------    -------    -------    --------
 $210       $649      $1,114     $2,400



EXPLANATION OF FEE TABLE AND EXPENSE EXAMPLES


1. The purpose of the Fee Table and Expense Examples is to show you the various fees and expenses you would incur directly and indirectly by investing in this variable annuity contract. The Fee Table and Expense Examples represent both fees of the separate account as well as the maximum and minimum total annual Underlying Fund operating expenses. We converted the contract maintenance fee to a percentage (0.05%). The actual impact of the contract maintenance fee may differ from this percentage and may be waived for contract values over $50,000. Additional information on the Underlying Fund fees can be found in the Trust prospectuses.

2. In addition to the stated assumptions, the Expense Examples also assume that no transfer fees were imposed.

3. If you elected other optional features, your expenses would be lower than those shown in the Maximum Expense Examples. The Maximum Expense Examples assume that the Income Base, which is used to calculate the MarketLock Income Plus fee, equals contract value and that no withdrawals are taken during the stated period.


4. You do not pay fees for optional features once you begin the Income Phase (annuitize your contract); therefore, your expenses will be lower than those shown here. PLEASE SEE ANNUITY INCOME OPTIONS BELOW.


THESE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESSER THAN THOSE SHOWN.

AS OF THE DATE OF THIS PROSPECTUS, SALES IN THIS CONTRACT HAVE NOT YET BEGUN. THEREFORE, CONDENSED FINANCIAL INFORMATION IS NOT YET AVAILABLE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                            THE POLARIS PLATINUM III
                                VARIABLE ANNUITY
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

When you purchase a variable annuity, a contract exists between you and the Company. You are the Owner of the contract. The contract provides several main benefits:

     - Optional Living Benefit: If you elect an optional living benefit, the Company guarantees to provide a guaranteed income stream or other benefits in the event your contract value declines due to unfavorable investment performance.

     - Death Benefit: If you die during the Accumulation Phase, the Company pays a death benefit to your Beneficiary.

     - Guaranteed Income: Once you begin the Income Phase, you receive a stream of annuity income payments for your lifetime, or another available period you select.

     - Tax Deferral: This means that you do not pay taxes on your earnings from the contract until you withdraw them.

Tax-qualified retirement plans (e.g., IRAs, 401(k) or 403(b) plans) defer payment of taxes on earnings until withdrawal. If you are considering funding a tax-qualified retirement plan with an annuity, you should know that an annuity does not provide any additional tax deferral treatment of earnings beyond the treatment provided by the tax-qualified retirement plan itself. However, annuities do provide other features and benefits, which may be valuable to you. You should fully discuss this decision with your financial representative.

This variable annuity was developed to help you contribute to your retirement savings. This variable annuity works in two stages: the Accumulation Phase and the Income Phase. Your contract is in the Accumulation Phase during the period when you make Purchase Payments into the contract and build retirement savings. The Income Phase begins when you start taking annuity income payments.

The contract is called a "variable" annuity because it allows you to invest in Variable Portfolios which, like mutual funds, have different investment objectives and performance. You can gain or lose money if you invest in these Variable Portfolios. The amount of money you accumulate in your contract depends on the performance of the Variable Portfolios in which you invest.

Fixed Accounts, if available, earn interest at a rate set and guaranteed by the Company. If you allocate money to a Fixed Account, the amount of money that accumulates in the contract depends on the total interest credited to the particular Fixed Account in which you invest.

For more information on investment options available under this contract, PLEASE SEE INVESTMENT OPTIONS BELOW.


This variable annuity is designed to assist in contributing to retirement savings of investors whose personal circumstances allow for a long-term investment horizon. As a function of the Internal Revenue Code ("IRC"), you may be assessed a 10% federal tax penalty on any withdrawal made prior to your reaching age 59 1/2. PLEASE SEE TAXES BELOW. Additionally, you will be charged a withdrawal charge on each Purchase Payment withdrawn prior to the end of the applicable withdrawal charge period, PLEASE SEE FEE TABLE ABOVE. Because of these potential penalties, you should fully discuss all of the benefits and risks of this contract with your financial representative prior to purchase.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                        PURCHASING A POLARIS PLATINUM III
                                VARIABLE ANNUITY
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


An initial Purchase Payment is the money you give us to buy a contract. Any additional money you give us to invest in the contract after purchase is a subsequent Purchase Payment.



The following chart shows the minimum initial and subsequent Purchase Payments permitted under your contract. These amounts depend upon whether a contract is Qualified or Non-Qualified for tax purposes. FOR FURTHER EXPLANATION, PLEASE SEE TAXES BELOW.



-------------------------------------------------------------------
                                                     MINIMUM
                          MINIMUM INITIAL           SUBSEQUENT
                          PURCHASE PAYMENT       PURCHASE PAYMENT
-------------------------------------------------------------------
      Qualified                $4,000                  $250
-------------------------------------------------------------------
    Non-Qualified             $10,000                  $500
-------------------------------------------------------------------





Once you have contributed at least the minimum initial Purchase Payment, you can establish an automatic payment plan that allows you to make subsequent Purchase Payments of as little as $100.


We reserve the right to refuse any Purchase Payment. Furthermore, we reserve the right to require Company approval prior to accepting Purchase Payments greater than $1,500,000. For contracts owned by a non-natural owner, we reserve the right to require prior Company approval to accept Purchase Payments greater than $250,000. Purchase Payments that would cause total Purchase Payments in all contracts issued by the Company or its affiliate, AIG SunAmerica Life Assurance Company, to the same owner and/or Annuitant to exceed these limits may also be subject to Company pre-approval. For any contracts that meet or exceed these dollar amount limitations, we further reserve the right to limit the death benefit amount payable in excess of contract value at the time we receive all required paperwork and satisfactory proof of death. In addition, for any contracts that meet or exceed these dollar amount limitations, we further reserve the right to impose certain limitations on available living benefits under the contract. The terms creating any limit on the maximum death or living benefit payable would be mutually agreed upon in writing by you and the Company prior to purchasing the contract.

NON-NATURAL OWNERSHIP

A trust, corporation or other non-natural entity may only purchase this contract if such entity has sufficiently demonstrated an Insurable Interest in the Annuitant selected. FOR MORE INFORMATION ON NON-NATURAL OWNERSHIP, PLEASE SEE TAXES BELOW.

MAXIMUM ISSUE AGE

We will not issue a contract to anyone age 86 or older on the contract issue date. We will not accept subsequent Purchase Payments from contract owners age 86 or older. In general, we will not issue a Qualified contract to anyone who is age 70 1/2 or older, unless it is shown that the minimum distribution required by the IRS is being made. If we learn of a misstatement of age, we reserve the right to fully pursue our remedies including termination of the contract and/or revocation of any age-driven benefits.

TERMINATION FOR FRAUD

The Company reserves the right to terminate the contract at any time if it discovers a misstatement or fraudulent representation of any information provided in connection with the issuance or ongoing administration of the contract.




JOINT OWNERSHIP AND ASSIGNMENT OF THE CONTRACT



We allow this contract to be jointly owned. We require that the joint Owners be spouses. The age of the older Owner is used to determine the availability of most age driven benefits. The addition of a joint Owner after the contract has been issued is contingent upon prior review and approval by the Company.



You may assign this contract before beginning the Income Phase by sending a written request to us at the Annuity Service Center for an assignment. Your rights and those of any other person with rights under this contract will be subject to the assignment. We reserve the right not to recognize assignments if it changes the risk profile of the owner of the contract, as determined in our sole discretion or if not permitted by the Internal Revenue Code. PLEASE SEE THE STATEMENT OF ADDITIONAL INFORMATION FOR DETAILS ON THE TAX CONSEQUENCES OF AN ASSIGNMENT. You should consult a qualified tax advisor before assigning the contract.





ALLOCATION OF PURCHASE PAYMENTS


In order to issue your contract, we must receive your initial Purchase Payment and all required paperwork in Good Order, including Purchase Payment allocation instructions at our Annuity Service Center. We will accept initial and subsequent Purchase Payments by electronic transmission from certain broker-dealer firms. In connection with arrangements we have to transact business electronically, we may have agreements in place whereby your broker-dealer may be deemed our agent for receipt of your Purchase Payments. Thus, if we have an agreement with a broker-dealer deeming them our agent, Purchase Payments received by the broker-dealer will be priced as of the time they are received by the broker-dealer. However, if we do not have an agreement with a broker-dealer deeming them our agent, Purchase Payments received by the broker-dealer will not be priced until they are received by us.

An initial Purchase Payment will be priced within two business days after it is received by us in Good Order if the Purchase Payment is received before Market Close. If the initial Purchase Payment is received in Good Order after Market Close, the initial Purchase Payment will be priced within two business days after the next business day. We allocate your initial Purchase Payments as of the date such Purchase Payments are priced. If we do not have complete information necessary to issue your contract, we will contact you. If we do not have the information necessary to issue your contract within 5 business days, we will send your money back to you, or obtain your permission to keep your money until we get the information necessary to issue the contract.


Any subsequent Purchase Payment will be priced as of the day it is received by us in Good Order if the request is received before Market Close. If the subsequent Purchase Payment is received in Good Order after Market Close, it will be priced as of the next business day. We invest your subsequent Purchase Payments in the Variable Portfolios and Fixed Accounts according to any allocation instructions that accompany the subsequent Purchase Payment. If we receive a Purchase Payment without allocation instructions, we will invest the money according to your allocation instructions on file. PLEASE SEE INVESTMENT OPTIONS BELOW.





Purchase Payments submitted by check can only be accepted by the Company at the Payment Center at the following address:



First SunAmerica
P.O. Box 100357
Pasadena, CA 91189-0357




Purchase Payments sent to the Annuity Service Center will be forwarded and priced when received at the Payment Center.


Overnight deliveries of Purchase Payments can only be accepted at the following address:



First SunAmerica
Building #6, Suite 120
2710 Media Center Drive
Los Angeles, CA 90065-0357



Delivery of Purchase Payments to any other address will result in a delay in crediting your contract until the Purchase Payment is received at the Payment Center.

ACCUMULATION UNITS


When you allocate a Purchase Payment to the Variable Portfolios, we credit your contract with Accumulation Units of the Separate Account. We base the number of Accumulation Units you receive on the unit value of the Variable Portfolio as of the day we receive your money if we receive it before that day's Market Close, or on the next business day's unit value if we receive your money after that day's Market Close. The value of an Accumulation Unit goes up and down based on the performance of the Variable Portfolios.

We calculate the value of an Accumulation Unit each day that the NYSE is open as follows:

     1. We determine the total value of money invested in a particular Variable Portfolio;

     2. We subtract from that amount all applicable daily asset based charges;
        and

     3. We divide this amount by the number of outstanding Accumulation Units.

We determine the number of Accumulation Units credited to your contract by dividing the Purchase Payment by the Accumulation Unit value for the specific Variable Portfolio.


EXAMPLE:




We receive a $25,000 Purchase Payment from you on Wednesday. You allocate the money to Variable Portfolio A. We determine that the value of an Accumulation Unit for Variable Portfolio A is $11.10 at Market Close on Wednesday. We then divide $25,000 by $11.10 and credit your contract on Wednesday night with 2,252.2523 Accumulation Units for Variable Portfolio A.

Performance of the Variable Portfolios and the insurance charges under your contract affect Accumulation Unit values. These factors cause the value of your contract to go up and down.




RIGHT TO EXAMINE



You may cancel your contract within ten days after receiving it. We call this a "free look." To cancel, you must mail the contract along with your written free look request to our Annuity Service Center at P.O. Box 54299, Los Angeles, California 90054-0299.



If you decide to cancel your contract during the free look period, we will refund to you the greater of (1) your Purchase Payments; or (2) value of your contract on the day we receive your request in Good Order at the Annuity Service Center.



We reserve the right to invest your money in the Cash Management Variable Portfolio during the free look period. If we place your money in the Cash Management Variable Portfolio during the free look period, we will allocate your money according to your instructions at the end of the applicable free look period.





EXCHANGE OFFERS


From time to time, we allow you to exchange an older variable annuity issued by the Company or one of its affiliates, for a newer product with different features and benefits issued by the Company or one of its affiliates. Such an exchange offer will be made in accordance with applicable federal securities laws and state insurance rules and regulations. We will provide the specific terms and conditions of any such exchange offer at the time the offer is made.

IMPORTANT INFORMATION FOR MILITARY SERVICEMEMBERS


If you are an active duty full-time servicemember, and are considering the purchase of this contract, please read the following important information before investing. Subsidized life insurance is available to members of the Armed Forces from the Federal Government under the Servicemembers' Group Life Insurance program (also referred to as "SGLI"). More details may be obtained on-line at the following website: www.insurance.va.gov. This contract is not offered or provided by the Federal Government and the Federal Government has in no way sanctioned, recommended, or encouraged the sale of this contract. No entity has received any referral fee or incentive compensation in connection with the offer or sale of this contract, unless that entity has a selling agreement with the Company.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                               INVESTMENT OPTIONS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------




VARIABLE PORTFOLIOS


The Variable Portfolios invest in the Underlying Funds of the Trusts. Additional Variable Portfolios may be available in the future. The Variable Portfolios are only available through the purchase of certain insurance contracts.

The Trusts serve as the underlying investment vehicles for other variable annuity contracts issued by the Company and other affiliated and unaffiliated insurance companies. Neither the Company nor the Trusts believe that offering shares of the Trusts in this manner disadvantages you. The Trusts are monitored for potential conflicts. The Trusts may have other Underlying Funds, in addition to those listed here, that are not available for investment under this contract.


The Variable Portfolios offered through this contract are selected by us and we may consider various factors in the selection process, including but not limited to: asset class coverage, the strength of the investment adviser's or subadviser's reputation and tenure, brand recognition, performance and the capability and qualification of each investment firm. Another factor we may consider is whether the Underlying Fund or its service providers (i.e., the investment adviser and/or subadviser(s)) or their affiliates will make payments to us or our affiliates in connection with certain administrative, marketing and support services, or whether the Underlying Fund's service providers have affiliates that can provide marketing and distribution support for sales of the contract. PLEASE SEE PAYMENTS IN CONNECTION WITH DISTRIBUTION OF THE CONTRACT BELOW.


We review the Variable Portfolios periodically and may make changes if we determine that a Variable Portfolio no longer satisfies one or more of the selection criteria and/or if the Variable Portfolio has not attracted significant allocations from contract owners. We offer Underlying Funds of the Anchor Series Trust and SunAmerica Series Trust at least in part because they are managed by SunAmerica Asset Management Corp.


You are responsible for allocating Purchase Payments to the Variable Portfolios as is appropriate for your own individual circumstances, investment goals, financial situation and risk tolerance. You should periodically review your allocations and values to ensure they continue to suit your needs. You bear the risk of any decline in contract value resulting from the performance of the Variable Portfolios you have selected. In making your investment selections, you should investigate all information available to you including the Underlying Fund's prospectus, statement of additional information and annual and semi-annual reports.

During periods of low short-term interest rates, and in part due to contract fees and expenses, the yield of the Cash Management Variable Portfolio may become extremely low and possibly negative. In the case of negative yields, your investment in the Cash Management Variable Portfolio will lose value.

We do not provide investment advice, nor do we recommend or endorse any particular Variable Portfolio. The Variable Portfolios along with their respective advisers are listed below.

     ANCHOR SERIES TRUST - CLASS 3




     SunAmerica Asset Management Corp. ("SAAMCo"), an indirect wholly-owned subsidiary of AIG, is the investment adviser and various managers are the subadviser to Anchor Series Trust ("AST").


     FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST - CLASS 2

     Franklin Advisers, Inc. is the investment adviser to Franklin Income Securities Fund.

     Franklin Templeton VIP Founding Funds Allocation Funds ("VIP Founding Funds") is structured as a fund-of-funds. A fund-of-funds invests in other underlying funds. Expenses for a fund-of-funds may be higher than that for other funds because a fund-of-funds bears its own expenses and indirectly bears its proportionate share of expenses of the underlying funds in which it invests. The administrator for the VIP Founding Funds is Franklin Templeton Services, LLC. Franklin Templeton Services, LLC may receive assistance from Franklin Advisers, Inc. in monitoring the underlying funds and the VIP Founding Fund's investment in the underlying funds. Each underlying fund of the VIP Founding Funds has its own investment adviser.

     Please see the Franklin Templeton Variable Insurance Products prospectus for details.

     LORD ABBETT SERIES FUND, INC. - CLASS VC

     Lord, Abbett & Co. LLC is the investment adviser to Lord Abbett Series Fund, Inc. ("LASF").

     SUNAMERICA SERIES TRUST - CLASS 3


     SAAMCo is the investment adviser and various managers are the subadvisers to SunAmerica Series Trust ("SAST"). SAST offers master-feeder funds. Capital Research and Management Company is the investment adviser of the Master Fund in which the Feeder Funds invest. SAAMCo is the investment adviser to the Feeder Funds.



     Unlike other Underlying Funds, the Feeder Funds do not buy individual securities directly. Rather, each Feeder Fund invests all of its investment assets in a corresponding Master Fund of American Funds Insurance Series ("AFIS"), which invests directly in individual securities.



     Under the Master-Feeder structure, you pay the fees and expenses of both the Feeder Fund and the Master Fund. As a result, you will pay higher fees and expenses under a Master-Feeder structure than if you invested in an Underlying Fund that invests directly in the same individual securities as the Master Fund. You should know that we offer other variable annuity contracts which include Variable Portfolios that invest directly in the Master Funds without investing through a Feeder Fund and they currently assess lower fees and expenses than the Master-Feeder Funds.



     Each Feeder Fund may withdraw all its assets from a Master Fund if the Board of Directors ("Board") of the Feeder Fund determines that it is in the best interest of the Feeder Fund and its shareholders to do so. If a Feeder Fund withdraws its assets from a Master Fund and the Board of the Feeder Fund approved SAAMCo as investment adviser to the Feeder Fund, SAAMCo would be fully compensated for its portfolio management services. PLEASE SEE THE TRUST'S PROSPECTUS AND THE STATEMENT OF ADDITIONAL INFORMATION for more discussion of the Master-Feeder structure.


     VAN KAMPEN LIFE INVESTMENT TRUST - CLASS II

     Van Kampen Asset Management is the investment adviser to Van Kampen Life Investment Trust ("VKT").



           (PLEASE SEE NEXT PAGE FOR FULL LIST OF INVESTMENT OPTIONS)

UNDERLYING FUNDS                                         MANAGED BY:                                      TRUST    ASSET CLASS
----------------                                         -----------                                     ------    -----------
Aggressive Growth                                        SunAmerica Asset Management Corp.               SAST      STOCK
Alliance Growth                                          AllianceBernstein, L.P.                         SAST      STOCK
American Funds Asset Allocation SAST                     Capital Research and Management Company         SAST      BALANCED
American Funds Global Growth SAST                        Capital Research and Management Company         SAST      STOCK
American Funds Growth-Income SAST                        Capital Research and Management Company         SAST      STOCK
American Funds Growth SAST                               Capital Research and Management Company         SAST      STOCK
Asset Allocation                                         Edge Asset Management, Inc.                     AST       BALANCED
Balanced                                                 J.P. Morgan Investment Management Inc.          SAST      BALANCED
Blue Chip Growth                                         SunAmerica Asset Management Corp.               SAST      STOCK
Capital Appreciation                                     Wellington Management Company, LLP              AST       STOCK
Capital Growth                                           OppenheimerFunds, Inc.                          SAST      STOCK
Cash Management                                          Columbia Management Advisors, LLC               SAST      CASH
Corporate Bond                                           Federated Equity Management Company             SAST      BOND
Davis Venture Value                                      Davis Selected Advisers, L.P.                   SAST      STOCK
"Dogs" of Wall Street                                    SunAmerica Asset Management Corp.               SAST      STOCK
Emerging Markets                                         Putnam Investment Management, LLC               SAST      STOCK
Equity Opportunities                                     OppenheimerFunds, Inc.                          SAST      STOCK
Foreign Value                                            Templeton Investment Counsel, LLC               SAST      STOCK
Franklin Income Securities Fund                          Franklin Advisers, Inc.                         FTVIPT    BALANCED
Franklin Templeton VIP Founding Funds Allocation Fund    Franklin Templeton Services, LLC                FTVIPT    BALANCED
Fundamental Growth                                       Wells Capital Management Inc.                   SAST      STOCK
Global Bond                                              Goldman Sachs Asset Management International    SAST      BOND
Global Equities                                          J.P. Morgan Investment Management Inc.          SAST      STOCK
Government and Quality Bond                              Wellington Management Company, LLP              AST       BOND
Growth-Income                                            AllianceBernstein, L.P.                         SAST      STOCK
Growth Opportunities                                     Morgan Stanley Investment Management Inc.       SAST      STOCK
Growth                                                   Wellington Management Company, LLP              AST       STOCK
High-Yield Bond                                          SunAmerica Asset Management Corp.               SAST      BOND
International Diversified Equities                       Morgan Stanley Investment Management Inc.       SAST      STOCK
International Growth and Income                          Putnam Investment Management, LLC               SAST      STOCK
Lord Abbett Growth and Income                            Lord, Abbett & Co. LLC                          LASF      STOCK
Marsico Focused Growth                                   Marsico Capital Management, LLC                 SAST      STOCK
MFS Massachusetts Investors Trust                        Massachusetts Financial Services Company        SAST      STOCK
MFS Total Return                                         Massachusetts Financial Services Company        SAST      BALANCED
Mid-Cap Growth                                           J.P. Morgan Investment Management Inc.          SAST      STOCK
Natural Resources                                        Wellington Management Company, LLP              AST       STOCK
Real Estate                                              Davis Selected Advisers, L.P.                   SAST      STOCK
Small & Mid Cap Value                                    AllianceBernstein, L.P.                         SAST      STOCK
Small Company Value                                      Franklin Advisory Services, LLC                 SAST      STOCK
Technology                                               Columbia Management Advisors, Inc.              SAST      STOCK
Telecom Utility                                          Massachusetts Financial Services Company        SAST      STOCK
Total Return Bond                                        Pacific Investment Management Company LLC       SAST      BOND
Van Kampen LIT Capital Growth, Class II Shares           Van Kampen Asset Management                     VKT       STOCK
Van Kampen LIT Comstock, Class II Shares                 Van Kampen Asset Management                     VKT       STOCK
Van Kampen LIT Growth and Income, Class II Shares        Van Kampen Asset Management                     VKT       STOCK





YOU SHOULD READ THE ACCOMPANYING PROSPECTUSES FOR THE TRUSTS CAREFULLY. THESE PROSPECTUSES CONTAIN DETAILED INFORMATION ABOUT THE UNDERLYING FUNDS, INCLUDING EACH UNDERLYING FUND'S INVESTMENT OBJECTIVE AND RISK FACTORS. YOU ALSO SHOULD READ THE ACCOMPANYING PROSPECTUS FOR THE MASTER FUNDS CAREFULLY. THE MASTER FUNDS' PROSPECTUS CONTAINS DETAILED INFORMATION ABOUT THE INVESTMENT OBJECTIVES AND RISK FACTORS OF THE MASTER FUNDS IN WHICH THE FEEDER FUNDS CURRENTLY INVEST.

SUBSTITUTION, ADDITION OR DELETION OF VARIABLE PORTFOLIOS


We may, subject to any applicable law, make certain changes to the Variable Portfolios offered in your contract. We may offer new Variable Portfolios or stop offering existing Variable Portfolios. New Variable Portfolios may be made available to existing contract owners and Variable Portfolios may be closed to new or subsequent Purchase Payments, transfers or allocations. In addition, we may also liquidate the shares of any Variable Portfolio, substitute the shares of one Underlying Fund held by a Variable Portfolio for another and/or merge Variable Portfolios or cooperate in a merger of Underlying Funds. To the extent required by the Investment Company Act of 1940, as amended, we may be required to obtain SEC approval or your approval.





FIXED ACCOUNTS


Your contract may offer Fixed Accounts for varying guarantee periods. A Fixed Account may be available for differing lengths of time (such as 1, 3, or 5 years). Each guarantee period may have different guaranteed interest rates.

We guarantee that the interest rate credited to amounts allocated to any Fixed Account guarantee periods will never be less than the minimum guaranteed interest rate specified in your contract. Once the rate is established, it will not change for the duration of the guarantee period. We determine which, if any, guarantee periods will be offered at any time in our sole discretion, unless state law requires us to do otherwise. Please check with your financial representative regarding the availability of Fixed Accounts.

There are three categories of interest rates for money allocated to the Fixed Accounts. The applicable rate is guaranteed until the corresponding guarantee period expires. With each category of interest rate, your money may be credited a different rate as follows:

     - Initial Rate: The rate credited to any portion of the initial Purchase Payment allocated to a Fixed Account.

     - Current Rate: The rate credited to any portion of a subsequent Purchase Payment allocated to a Fixed Account.

     - Renewal Rate: The rate credited to money transferred from a Fixed Account or a Variable Portfolio into a Fixed Account and to money remaining in a Fixed Account after expiration of a guarantee period.

When a guarantee period ends, you may leave your money in the same Fixed Account or you may reallocate your money to another Fixed Account, if available, or to the Variable Portfolios. If you do not want to leave your money in the same Fixed Account, you must contact us within 30 days after the end of the guarantee period and provide us with new allocation instructions. WE DO NOT CONTACT YOU. IF YOU DO NOT CONTACT US, YOUR MONEY WILL REMAIN IN THE SAME FIXED ACCOUNT WHERE IT WILL EARN INTEREST AT THE RENEWAL RATE THEN IN EFFECT FOR THAT FIXED ACCOUNT.

We reserve the right to defer payments for a withdrawal from a Fixed Account for up to six months. PLEASE SEE ACCESS TO YOUR MONEY BELOW.

If available, you may systematically transfer interest earned in available Fixed Accounts into any of the Variable Portfolios on certain periodic schedules offered by us. Systematic transfers may be started, changed or terminated at any time by contacting our Annuity Service Center. Check with your financial representative about the current availability of this service.

At any time we are crediting the minimum guaranteed interest rate specified in your contract, we reserve the right to restrict your ability to invest into the Fixed Accounts. All Fixed Accounts may not be available in your state. Please check with your financial representative regarding the availability of Fixed Accounts.




DOLLAR COST AVERAGING FIXED ACCOUNTS



You may invest initial and/or subsequent Purchase Payments in the dollar cost averaging ("DCA") Fixed Accounts, if available. The minimum Purchase Payment that you must invest for the 6-month DCA Fixed Account is $600, for the 12-month DCA Fixed Account ("1-Year DCA Fixed Account") is $1,200 and the 24-month DCA Fixed Account ("2-Year DCA Fixed Account") is $2,400. Purchase Payments less than these minimum amounts will automatically be allocated to the Variable Portfolios according to your instructions or your current allocation instruction on file. The 2-Year DCA Fixed Account may not be available in your state or through the broker-dealer with which your financial representative is affiliated. Please check with your financial representative for availability.


DCA Fixed Accounts credit a fixed rate of interest and can only be elected to facilitate a DCA program. PLEASE SEE DOLLAR COST AVERAGING PROGRAM BELOW for more information. Interest is credited to amounts allocated to the DCA Fixed Accounts while your money is transferred to the Variable Portfolios over certain specified time frames. The interest rates applicable to the DCA Fixed Accounts may differ from those applicable to any other Fixed Account but will never be less than the minimum guaranteed interest rate specified in your contract. However, when using a DCA Fixed Account, the annual interest rate is paid on a declining balance as you systematically transfer your money to the Variable Portfolios. Therefore, the actual effective yield will be less than the stated annual crediting rate. We reserve the right to change the availability of DCA Fixed Accounts offered, unless state law requires us to do otherwise.

DOLLAR COST AVERAGING PROGRAM


The DCA program allows you to invest gradually in the Variable Portfolios at no additional cost. Under the program, you systematically transfer a specified dollar amount or percentage of contract value from a Variable Portfolio, Fixed Account or DCA Fixed Account ("source account") to any other Variable Portfolio ("target account"). Transfers occur on a monthly periodic schedule. The minimum transfer amount under the DCA program is $100 per transaction, regardless of the source account. Fixed Accounts are not available as target accounts for the DCA program. Transfers resulting from your participation in the DCA program are not counted towards the number of free transfers per contract year.

We may also offer DCA Fixed Accounts as source accounts exclusively to facilitate the DCA program for a specified time period. The DCA Fixed Accounts only accept initial or subsequent Purchase Payments. You may not make a transfer from a Variable Portfolio or Fixed Account into a DCA Fixed Account.

If you choose to allocate subsequent Purchase Payments to an active DCA program with a Fixed Account serving as the source account, the rate applicable to that Fixed Account at the time we receive the subsequent Purchase Payment will apply. Further, we will begin transferring that subsequent Purchase Payment into your target allocations on the same day of the month as the initial active DCA program. Therefore, you may not receive a full 30 days of interest prior to the first transfer to the target account(s).

You may terminate the DCA program at any time. If you terminate the DCA program and money remains in the DCA Fixed Account(s), we transfer the remaining money according to your current allocation instructions on file.

The DCA program is designed to lessen the impact of market fluctuations on your investment. However, the DCA program can neither guarantee a profit nor protect your investment against a loss. When you elect the DCA program, you are continuously investing in securities fluctuating at different price levels. You should consider your tolerance for investing through periods of fluctuating price levels.




     EXAMPLE OF DCA PROGRAM:


     Assume that you want to move $750 each month from one Variable Portfolio to another Variable Portfolio over six months. You set up a DCA program and purchase Accumulation Units at the following values:

----------------------------------------------------------------
     MONTH           ACCUMULATION UNIT         UNITS PURCHASED
----------------------------------------------------------------

       1                  $ 7.50                     100
       2                  $ 5.00                     150
       3                  $10.00                      75
       4                  $ 7.50                     100
       5                  $ 5.00                     150
       6                  $ 7.50                     100

----------------------------------------------------------------


     You paid an average price of only $6.67 per Accumulation Unit over six months, while the average market price actually was $7.08. By investing an equal amount of money each month, you automatically buy more Accumulation Units when the market price is low and fewer Accumulation Units when the market price is high. This example is for illustrative purposes only.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE DCA PROGRAM AT ANY
TIME.

POLARIS PORTFOLIO ALLOCATOR PROGRAM




PROGRAM DESCRIPTION



The Polaris Portfolio Allocator program may be offered to you at no additional cost to assist in diversifying your investment across various asset classes. The Polaris Portfolio Allocator program allows you to choose from one of the four Portfolio Allocator models designed to assist in meeting your stated investment goals. Each Portfolio Allocator model is comprised of a carefully selected combination of Variable Portfolios representing various asset classes. The models allocate amongst the various asset classes to attempt to match certain combinations of investors' investment time horizon and risk tolerance. Please consult your financial representative about investment in the Polaris Portfolio Allocator program.





ENROLLING IN THE POLARIS PORTFOLIO ALLOCATOR PROGRAM


You may enroll in the Polaris Portfolio Allocator program by selecting the Portfolio Allocator model on the contract application form. You and your financial representative should determine the model most appropriate for you based on your financial needs, risk tolerance and investment time horizon. You may request to discontinue the use of a model by providing a written reallocation request, calling our Annuity Service Center or logging onto our website.


You may also choose to invest gradually into a Portfolio Allocator model through the DCA program. PLEASE SEE THE DOLLAR COST AVERAGING PROGRAM ABOVE.


You may only invest in one Portfolio Allocator model at a time. Participation in this program requires that you invest 100% of your initial Purchase Payment and subsequent Purchase Payment(s) in a Portfolio Allocator model. If you attempt to split your investment in one or more Portfolio Allocator models, your investment may no longer be consistent with the Portfolio Allocator model's intended objectives. Additionally, if you invest in any Variable Portfolios in addition to investing in a Portfolio Allocator model, such an investment may no longer be consistent with the Portfolio Allocator model's intended objectives. You can transfer 100% of your investment from one Portfolio Allocator model to a different Portfolio Allocator model at any time.

WITHDRAWALS


You may request withdrawals, as permitted by your contract, which will be taken proportionately from each of the allocations in the selected Portfolio Allocator model unless otherwise indicated in your withdrawal instructions. If you choose to make a non-proportional withdrawal from the Variable Portfolios in the Portfolio Allocator model, your investment may no longer be consistent with the Portfolio Allocator model's intended objectives. Withdrawals may be subject to a withdrawal charge. Withdrawals may also be taxable and a 10% IRS penalty may apply if you are under age 59 1/2.




REBALANCING THE MODELS


You can elect to have your investment in the Portfolio Allocator models rebalanced quarterly, semi-annually, or annually to maintain the target asset allocation among the Variable Portfolios of the model you selected. If you choose to make investments outside of a Portfolio Allocator model, only those Variable Portfolios within the Portfolio Allocator model you selected will be rebalanced. Investments in other Variable Portfolios not included in the Portfolio Allocator model cannot be rebalanced if you wish to maintain your current Portfolio Allocator model allocations.


Over time, the Portfolio Allocator model you select may no longer align with its original investment objective due to the effects of Variable Portfolio performance and changes in the Variable Portfolio's investment objectives. Therefore, if you do not elect to have your investment in the Portfolio Allocator model rebalanced at least annually, then your investment may no longer be consistent with the Portfolio Allocator model's intended objectives. In addition, your investment goals, financial situation and risk tolerance may change. You should consult with your financial representative about how to keep your Portfolio Allocator model's allocations in line with your investment goals. Finally, changes in investment objectives or management of the underlying funds in the models may mean that, over time, the models no longer are consistent with their original investment goals.



If you elect an optional living benefit, you may elect a model that complies with the investment requirements of the optional living benefit. PLEASE SEE OPTIONAL LIVING BENEFITS BELOW.





IMPORTANT INFORMATION ABOUT THE POLARIS PORTFOLIO ALLOCATOR PROGRAM


The Portfolio Allocator models are not intended as investment advice about investing in the Variable Portfolios, and we do not provide investment advice regarding whether a Portfolio Allocator model should be revised or whether it remains appropriate to invest in accordance with any particular Portfolio Allocator model.

The Polaris Portfolio Allocator program does not guarantee greater or more consistent returns. Future market and asset class performance may differ from the historical performance upon which the Portfolio Allocator models may have been built. Also, allocation to a single asset class may outperform a model, so that you could have better investment returns investing in a single asset class than in a Portfolio Allocator model. However, such a strategy may involve a greater degree of risk because of the concentration of similar securities in a single asset class. Further, there can be no assurance that any Variable Portfolio chosen for a particular Portfolio Allocator model will perform well or that its performance will closely reflect that of the asset class it is designed to represent.

The Portfolio Allocator models represent suggested allocations that are provided to you as general guidance. You should work with your financial representative in determining if one of the Portfolio Allocator models meets your financial needs, investment time horizon, and is consistent with your risk tolerance level. Information concerning the specific Portfolio Allocator models can be obtained from your financial representative.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE POLARIS PORTFOLIO ALLOCATOR PROGRAM AT ANY TIME.

POLARIS PORTFOLIO ALLOCATOR MODELS

----------------------------------------------------------------------------------------
         VARIABLE PORTFOLIOS            MODEL 1      MODEL 2      MODEL 3      MODEL 4
----------------------------------------------------------------------------------------
 American Funds Global Growth SAST          6%           9%           9%          10%
----------------------------------------------------------------------------------------
 American Funds Growth SAST                 3%           4%           4%           5%
----------------------------------------------------------------------------------------
 American Funds Growth-Income SAST          1%           1%           1%           2%
----------------------------------------------------------------------------------------
 Blue Chip Growth                           2%           2%           2%           3%
----------------------------------------------------------------------------------------
 Capital Appreciation                       2%           3%           3%           4%
----------------------------------------------------------------------------------------
 Corporate Bond                             8%           7%           5%           0%
----------------------------------------------------------------------------------------
 Davis Venture Value                        4%           4%           4%           5%
----------------------------------------------------------------------------------------
 Emerging Markets                           0%           0%           2%           3%
----------------------------------------------------------------------------------------
 Foreign Value                              6%           9%          10%          10%
----------------------------------------------------------------------------------------
 Global Bond                                4%           3%           0%           0%
----------------------------------------------------------------------------------------
 Government and Quality Bond               14%           7%           5%           0%
----------------------------------------------------------------------------------------
 Growth Opportunities                       2%           3%           4%           5%
----------------------------------------------------------------------------------------
 High-Yield Bond                            4%           0%           0%           0%
----------------------------------------------------------------------------------------
 International Diversified Equities         0%           0%           0%           5%
----------------------------------------------------------------------------------------
 Lord Abbett Growth and Income              2%           2%           3%           3%
----------------------------------------------------------------------------------------
 Marsico Focused Growth                     2%           2%           3%           4%
----------------------------------------------------------------------------------------
 MFS Massachusetts Investors Trust          4%           5%           6%           7%
----------------------------------------------------------------------------------------
 Mid-Cap Growth                             0%           0%           0%           2%
----------------------------------------------------------------------------------------
 Real Estate                                3%           4%           4%           5%
----------------------------------------------------------------------------------------
 Small & Mid Cap Value                      5%           6%           7%           8%
----------------------------------------------------------------------------------------
 Small Company Value                        0%           3%           4%           4%
----------------------------------------------------------------------------------------
 Total Return Bond                         18%          15%          12%           2%
----------------------------------------------------------------------------------------
 Van Kampen LIT Comstock, Class II
  Shares                                    4%           5%           6%           6%
----------------------------------------------------------------------------------------
 Van Kampen LIT Growth and Income,
  Class II Shares                           6%           6%           6%           7%
----------------------------------------------------------------------------------------
                               TOTAL      100%         100%         100%         100%
----------------------------------------------------------------------------------------



The Polaris Portfolio Allocator models listed above are those that are currently available. The Polaris Portfolio Allocator models are reconfigured annually. However, once you invest in a Polaris Portfolio Allocator model, the percentages of your contract value allocated to each Variable Portfolio within a model will not be changed by us. You should speak with your financial representative about how to keep the Variable Portfolio allocations in each Polaris Portfolio Allocator model in line with your investment goals over time.



TRANSFERS DURING THE ACCUMULATION PHASE



Subject to our rules, restrictions and policies described below, during the Accumulation Phase, you may transfer funds between the Variable Portfolios and/or any available Fixed Accounts by telephone (800) 445-7862, through the Company's website (www.sunamerica.com), by U.S. Mail addressed to our Annuity Service Center, P.O. Box 54299, Los Angeles, California 90054-0299 or by facsimile. All transfer instructions submitted via facsimile must be sent to
(818) 615-1543; otherwise they will not be considered received by us. We may accept transfers by the Internet unless you tell us not to on your contract application. We may accept transfers by telephone if you complete and send the Telephone Transfer Agreement form to our Annuity Service Center. When receiving instructions over the telephone or the Internet, we have procedures to provide reasonable assurance that the transactions executed are genuine. Thus, we are not responsible for any claim, loss or expense from any error resulting from instructions received over the telephone or the Internet. If we fail to follow our procedures, we may be liable for any losses due to unauthorized or fraudulent instructions.


Any transfer request will be priced as of the day it is received by us in Good Order if the request is received before Market Close. If the transfer request is received after Market Close, the request will be priced as of the next business day.

Funds already in your contract cannot be transferred into the DCA Fixed
Accounts.

You must transfer at least $100 per transfer. If less than $100 remains in any Variable Portfolio after a transfer, that amount must be transferred as well.


There is no charge for your first 15 transfers. We charge for transfers in excess of 15 in any contract year. The fee is $25 for each transfer exceeding this limit. Transfers resulting from your participation in the DCA or Automatic Asset Rebalancing programs are not counted towards the number of free transfers per contract year.


SHORT-TERM TRADING POLICIES

We do not want to issue this variable annuity contract to contract owners engaged in trading strategies that seek to benefit from short-term price fluctuations or price inefficiencies in the Variable Portfolios of this product ("Short-Term Trading") and we discourage Short-Term Trading as more fully described below. However, we cannot always anticipate if a potential contract owner intends to engage in Short-Term Trading. Short-Term Trading may create risks that may result in adverse effects on investment return of the Underlying Fund in which a Variable Portfolio invests. Such risks may include, but are not limited to: (1) interference with the management and planned investment strategies of an Underlying Fund; (2) dilution of the interests in the Underlying Fund due to practices such as "arbitrage"; and/or (3) increased brokerage and administrative costs due to forced and unplanned fund turnover. These circumstances may reduce the value of the Variable Portfolio. In addition to negatively impacting the Owner, a reduction in contract value may also be harmful to Annuitants and/or Beneficiaries.

We have adopted the following administrative procedures to discourage Short-Term Trading which are summarized below.


The first 15 transfers in a rolling 12-month look-back period ("12-Month Rolling Period") can be made by telephone, through the Company's website, or in writing by mail or by facsimile. The 15th transfer in a 12-Month Rolling Period triggers the U.S. Mail method of transfer. Therefore, once you make the 15th transfer in a 12-Month Rolling Period, all transfers must be submitted by United States Postal Service first-class mail ("U.S. Mail") for 12-months following the date of the 15th transfer ("Standard U.S. Mail Policy").



For example, if you made a transfer on August 16, 2008 and within the previous twelve months (from August 17, 2007 forward) you made 15 transfers including the August 16th transfer, then all transfers made for twelve months after August 16, 2008 must be submitted by U.S. Mail (from August 17, 2008 through August 16,
2009).



U.S. Mail includes any postal service delivery method that offers delivery no sooner than United States Postal Service first-class mail, as determined in the Company's sole discretion. We will not accept transfer requests sent by any other medium except U.S. Mail during this 12-month period. Transfer requests required to be submitted by U.S. Mail can only be cancelled by a written request sent by U.S. Mail with the appropriate paperwork received prior to the execution of the transfer.



All transfers made on the same day prior to Market Close are considered one transfer request for purposes of applying the Short-Term Trading policy and calculating the number of free transfers. Transfers resulting from your participation in the DCA or Automatic Asset Rebalancing programs are not included for the purposes of determining the number of transfers before applying the Standard U.S. Mail Policy.



We apply the Standard U.S. Mail Policy uniformly and consistently to all contract owners except for omnibus group contracts as described below.


We believe that the Standard U.S. Mail Policy is a sufficient deterrent to Short-Term Trading. However, we may become aware of transfer patterns among the Variable Portfolios and/or Fixed Accounts which appear to be Short-Term Trading or otherwise detrimental to the Variable Portfolios but have not yet triggered the limitations of the Standard U.S. Mail Policy described above. If such transfer activity comes to our attention, we may require you to adhere to our Standard U.S. Mail Policy prior to reaching the specified number of transfers ("Accelerated U.S. Mail Policy"). To the extent we become aware of Short-Term Trading activities which cannot be reasonably controlled solely by the Standard U.S. Mail Policy or the Accelerated U.S. Mail Policy, we reserve the right to evaluate, in our sole discretion, whether to: (1) impose further limits on the size, manner, number and/or frequency of transfers you can make; (2) impose minimum holding periods; (3) reject any Purchase Payment or transfer request;
(4) terminate your transfer privileges; and/or (5) request that you surrender your contract. We will notify you in writing if your transfer privileges are terminated. In addition, we reserve the right not to accept or otherwise restrict transfers from a third party acting for you and not to accept pre-authorized transfer forms.

Some of the factors we may consider when determining whether to accelerate the Standard U.S. Mail Policy, reject transfers or impose other conditions on transfer privileges include:

     (1) the number of transfers made in a defined period;

     (2) the dollar amount of the transfer;

     (3) the total assets of the Variable Portfolio involved in the transfer and/or transfer requests that represent a significant portion of the total assets of the Variable Portfolio;

     (4) the investment objectives and/or asset classes of the particular Variable Portfolio involved in your transfers;

     (5) whether the transfer appears to be part of a pattern of transfers to take advantage of short-term market fluctuations or market inefficiencies;

     (6) the history of transfer activity in the contract or in other contracts we may offer; and/or

     (7) other activity, as determined by us, that creates an appearance, real or perceived, of Short-Term Trading or the possibility of Short-Term Trading.



Notwithstanding the administrative procedures above, there are limitations on the effectiveness of these procedures. Our ability to detect and/or deter Short-Term Trading is limited by operational systems and technological limitations, as well as our ability to predict strategies employed by contract owners (or those acting on their behalf) to avoid detection. We cannot guarantee that we will detect and/or deter all Short-Term Trading and it is likely that some level of Short-Term Trading will occur before it is detected and steps are taken to deter it. To the extent that we are unable to detect and/or deter Short-Term Trading, the Variable Portfolios may be negatively impacted as described above. Additionally, the Variable Portfolios may be harmed by transfer activity related to other insurance companies and/or retirement plans or other investors that invest in shares of the Underlying Fund. Moreover, our ability to deter Short-Term Trading may be limited by decisions by state regulatory bodies and court orders which we cannot predict. You should be aware that the design of our administrative procedures involves inherently subjective decisions which we attempt to make in a fair and reasonable manner consistent with the interests of all owners of this contract. We do not enter into agreements with contract owners whereby we permit or intentionally disregard Short-Term Trading.

The Standard and Accelerated U.S. Mail Policies are applied uniformly and consistently to contract owners utilizing third party trading services/strategies performing asset allocation services for a number of contract owners at the same time. You should be aware that such third party trading services may engage in transfer activities that can also be detrimental to the Variable Portfolios, including trading relatively large groups of contracts simultaneously. These transfer activities may not be intended to take advantage of short-term price fluctuations or price inefficiencies. However, such activities can create the same or similar risks as Short-Term Trading and negatively impact the Variable Portfolios as described above.

Omnibus group contracts may invest in the same Underlying Funds available in your contract but on an aggregate, not individual basis. Thus, we have limited ability to detect Short-Term Trading in omnibus group contracts and the Standard U.S. Mail Policy does not apply to these contracts. Our inability to detect Short-Term Trading may negatively impact the Variable Portfolios as described above.

WE RESERVE THE RIGHT TO MODIFY THE POLICIES AND PROCEDURES DESCRIBED IN THIS SECTION AT ANY TIME. To the extent that we exercise this reservation of rights, we will do so uniformly and consistently unless we disclose otherwise.


UNDERLYING FUNDS' SHORT-TERM TRADING POLICIES


Please note that the Underlying Funds have their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. We reserve the right to enforce these Underlying Fund policies and procedures, including, but not limited to, the right to collect a redemption fee on shares of the Underlying Fund if imposed by such Fund's Board of Trustees/Directors. As of the date of this prospectus, none of the Underlying Funds impose a redemption fee. We also reserve the right to reject, with or without prior notice, any purchase, transfer or allocation into a Variable Portfolio if the corresponding Underlying Fund will not accept such purchase, transfer or allocation for any reason. The prospectuses for the Underlying Funds describe these procedures, which may be different among Underlying Funds and may be more or less restrictive than our policies and procedures.

Under rules adopted by the Securities and Exchange Commission, we also have written agreements with the Underlying Funds that obligate us to, among other things, provide the Underlying Funds promptly upon request certain information about you (e.g., your social security number) and your trading activity. In addition, we are obligated to execute instructions from the Underlying Funds to restrict or prohibit further purchases or transfers in an Underlying Fund under certain circumstances.

Many investments in the Underlying Funds outside of these contracts are omnibus orders from intermediaries such as other separate accounts or retirement plans. If an Underlying Fund's policies and procedures fail to successfully detect and discourage Short-Term trading, there may be a negative impact to the owners of the Underlying Fund. If an Underlying Fund believes that an omnibus order we submit may reflect transfer requests from owners engaged in Short-Term Trading, the Underlying Fund may reject the entire omnibus order and delay or prevent us from implementing your transfer request.

TRANSFERS DURING THE INCOME PHASE

During the Income Phase, only one transfer per month is permitted between the Variable Portfolios. No other transfers are allowed during the Income Phase. Transfers will be effected for the last NYSE business day of the month in which we receive your request for the transfer.




AUTOMATIC ASSET REBALANCING PROGRAM


Market fluctuations may cause the percentage of your investment in the Variable Portfolios to differ from your original allocations. Under the Automatic Asset Rebalancing Program, you may elect to have your investments in the Variable Portfolios periodically rebalanced to return your allocations to the percentages given at your last instructions for no additional charge. If you make a transfer, you must provide updated rebalancing instructions. If you do not provide new rebalancing instructions at the time you make a transfer, we will change your ongoing rebalancing instructions to reflect the percentage allocations among the new Variable Portfolios resulting from your transfer ("Default Rebalancing Instructions"). For example, your current contract value is allocated 80% in Variable Portfolio A and 20% in Variable Portfolio B. You request a transfer of 50% from Variable Portfolio A to Variable Portfolio C. Then your Default Rebalancing Instructions would be 40% in Variable Portfolio A, 20% in Variable Portfolio B and 40% in Variable Portfolio C. You may change any applicable Default Rebalancing Instructions at any time by contacting the Annuity Service Center.

Automatic Asset Rebalancing typically involves shifting a portion of your money out of a Variable Portfolio which had higher returns into a Variable Portfolio which had lower returns. At your request, rebalancing occurs on a quarterly, semiannual or annual basis. Transfers resulting from your participation in this program are not counted against the number of free transfers per contract year. If you elect an optional living benefit, we will automatically enroll you in the Automatic Asset Rebalancing Program with quarterly rebalancing. PLEASE SEE OPTIONAL LIVING BENEFITS BELOW.

     EXAMPLE OF AUTOMATIC ASSET REBALANCING PROGRAM:

     Assume that you want your initial Purchase Payment split between two Variable Portfolios. You want 50% in a bond Variable Portfolio and 50% in a stock Variable Portfolio. Over the next calendar quarter, the bond market does very well while the stock market performs poorly. At the end of the calendar quarter, the bond Variable Portfolio now represents 60% of your holdings because it has increased in value and the growth Variable Portfolio represents 40% of your holdings. If you chose quarterly rebalancing and you have not made any transfer, on the last day of that quarter, we would sell some of your Accumulation Units in the bond Variable Portfolio to bring its holdings back to 50% and use the money to buy more Accumulation Units in the stock Variable Portfolio to increase those holdings to 50%.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE AUTOMATIC ASSET REBALANCING PROGRAM AT ANY TIME.


VOTING RIGHTS


The Company is the legal owner of the Trusts' shares. However, when an Underlying Fund solicits proxies in conjunction with a shareholder vote, we must obtain your instructions on how to vote those shares. We vote all of the shares we own in proportion to your instructions. This includes any shares we own on our own behalf. Should we determine that we are no longer required to comply with these rules, we will vote the shares in our own right.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                              ACCESS TO YOUR MONEY
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


You can access money in your contract by making a partial or total withdrawal, and/or by receiving annuity income payments during the Income Phase. PLEASE SEE ANNUITY INCOME OPTIONS BELOW. Any request for withdrawal will be priced as of the day it is received by us in Good Order at the Annuity Service Center, if the request is received before Market Close. If the request for withdrawal is received after Market Close, the request will be priced as of the next business day.



Generally, we deduct a withdrawal charge applicable to any partial or total withdrawal made before the end of the withdrawal charge period. If you surrender your contract, we also deduct premium taxes, if applicable, and a contract maintenance fee, if applicable. PLEASE SEE EXPENSES BELOW.



If you have elected an optional living benefit, you should consider the impact of your withdrawals on the benefit. PLEASE SEE OPTIONAL LIVING BENEFITS BELOW.





FREE WITHDRAWAL PROVISION



Your contract provides for a free withdrawal amount each year. A free withdrawal amount, as defined below, is the portion of your contract that we allow you to take out each year without being charged a withdrawal charge during the withdrawal charge period. The free withdrawal amount does not reduce the basis used to calculate future annual free withdrawals or the withdrawal charges applicable upon a full surrender of your contract. As a result, if you surrender your contract in the future, and withdrawal charges are still applicable, you will not receive the benefit of any previous free withdrawals upon a full surrender.



Withdrawals of Purchase Payments made prior to the end of the withdrawal charge schedule, that are in excess of your free withdrawal amount will result in a withdrawal charge. Before purchasing this contract, you should consider the effect of withdrawal charges on your investment if you need to withdraw more money than the free withdrawal amount during the withdrawal charge period. You should fully discuss this decision with your financial representative.


To determine your free withdrawal amount and your withdrawal charge, we refer to two special terms: "penalty-free earnings" and "total invested amount."

Penalty-free earnings are equal to your contract value less your total invested amount and may be withdrawn free of a withdrawal charge at any time, including upon a full surrender of your contract. Purchase Payments that are no longer subject to a withdrawal charge and not previously withdrawn may also be withdrawn free of a withdrawal charge at any time. The total invested amount is the sum of all Purchase Payments less portions of prior withdrawals that reduce your total invested amount as follows:

     - Free withdrawals in any year that were in excess of your penalty-free earnings and were based on the portion of the total invested amount that was no longer subject to withdrawal charges at the time of the withdrawal; and

     - Any prior withdrawals (including withdrawal charges applicable to those withdrawals) of the total invested amount on which you already paid a withdrawal charge.

When you make a withdrawal, we deduct it from penalty-free earnings first, any remaining penalty-free withdrawal amount, and then from the total invested amount on a first-in, first-out basis. This means that you can also access your Purchase Payments, which are no longer subject to a withdrawal charge before those Purchase Payments, which are still subject to the withdrawal charge.

During the first year after we issue your contract, your free withdrawal amount is the greater of:

     (1) your penalty-free earnings; or

     (2) if you are participating in the Systematic Withdrawal program, a total of 10% of your total invested amount.

After the first contract year, your annual free withdrawal amount is the greater of:

     (1) your penalty-free earnings and any portion of your total invested amount no longer subject to a withdrawal charge; or

     (2) 10% of the portion of your total invested amount that has been in your contract for at least one year.

Although amounts withdrawn free of a withdrawal charge under the 10% provision may reduce Purchase Payments for purposes of calculating amounts available for future withdrawals of earnings, they do not reduce the amount you invested for purposes of calculating the withdrawal charge if you surrender your contract. As a result, if you surrender your contract in the future and withdrawal charges are still applicable, any previous free withdrawals would then be subject to applicable withdrawal charges. We calculate charges upon surrender of the contract on the day after we receive your request and your contract. We return to you your contract value less any applicable fees and charges.


Additionally, if you elect an optional living benefit, withdrawals up to the maximum annual withdrawal amount allowed under your optional living benefit are free of withdrawal charges.





The withdrawal charge percentage is determined by the number of years the Purchase Payment has been in the contract at the time of the withdrawal. PLEASE SEE EXPENSES BELOW. For the purpose of calculating the withdrawal charge, any prior free withdrawal is not subtracted from the total Purchase Payments still subject to withdrawal charges.


For example, you make an initial Purchase Payment of $100,000. For purposes of this example we will assume a 0% growth rate over the life of the contract, no subsequent Purchase Payments and no election of optional features. In contract year 2, you take out your maximum free withdrawal of $10,000. After that free withdrawal your contract value is $90,000. In the 3rd contract year, you request a total withdrawal of your contract. We will apply the following calculation:

A-(B x C)=D, where:
    A=Your contract value at the time of your request for withdrawal ($90,000) B=The amount of your Purchase Payments still subject to withdrawal charge
      ($100,000)
    C=The withdrawal charge percentage applicable to the age of each Purchase
      Payment (assuming 6% is the applicable percentage) [B x C=$6,000]
    D=Your full contract value ($84,000) available for total withdrawal

If you surrender your contract, we may also deduct any premium taxes, if applicable. PLEASE SEE EXPENSES BELOW.

Under most circumstances, the partial withdrawal minimum is $1,000. We require that the value left in any Variable Portfolio or Fixed Accounts be at least $100, after the withdrawal and your total contract value must be at least $2,500. The request for withdrawal must be in writing and sent to the Annuity Service Center. For withdrawals of $500,000 and more, you must submit a signature guarantee at the time of your request. Unless you provide us with different instructions, partial withdrawals will be made proportionately from each Variable Portfolio and the Fixed Account in which you are invested. In the event that a proportionate partial withdrawal would cause the value of any Variable Portfolio or Fixed Account investment to be less than $100, we will contact you to obtain alternate instructions on how to structure the withdrawal.


Withdrawals made prior to age 59 1/2 may result in a 10% IRS penalty tax. PLEASE SEE TAXES BELOW. Under certain Qualified plans, access to the money in your contract may be restricted.


We may be required to suspend or postpone the payment of a withdrawal for any period of time when: (1) the NYSE is closed (other than a customary weekend and holiday closings); (2) trading with the NYSE is restricted; (3) an emergency exists such that disposal of or determination of the value of shares of the Variable Portfolios is not reasonably practicable; (4) the SEC, by order, so permits for the protection of contract owners.

Additionally, we reserve the right to defer payments for a withdrawal from a Fixed Account for up to six months.




SYSTEMATIC WITHDRAWAL PROGRAM



During the Accumulation Phase, you may elect to receive periodic withdrawals under the Systematic Withdrawal program for no additional charge. Under the program, you may choose to take monthly, quarterly, semi-annual or annual payments from your contract. Electronic transfer of these withdrawals to your bank account is also available. The minimum amount of each withdrawal is $100. There must be at least $2,500 remaining in your contract at all times. Withdrawals may be taxable and a 10% federal penalty tax may apply if you are under age 59 1/2. A withdrawal charge may apply if the amount of the periodic withdrawals in any year exceeds the free withdrawal amount permitted each year. PLEASE SEE ACCESS TO YOUR MONEY ABOVE AND SEE EXPENSES BELOW.


The program is not available to everyone. Please contact our Annuity Service Center which can provide the necessary enrollment forms.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE SYSTEMATIC WITHDRAWAL PROGRAM AT ANY TIME.




NURSING HOME WAIVER


If you are confined to a nursing home for 60 days or longer, we may waive the withdrawal charge on certain withdrawals prior to the Annuity Date. The waiver applies only to withdrawals made while you are in a nursing home or within 90 days after you leave the nursing home. You cannot use this waiver during the first 90 days after your contract is issued. In addition, the confinement period for which you seek the waiver must begin after you purchase your contract. We will only waive the withdrawal charges on withdrawals or surrenders of contract value paid directly to the contract owner, and not to a third party or other financial services company.

In order to use this waiver, you must submit with your withdrawal request to the Annuity Service Center, the following documents: (1) a doctor's note recommending admittance to a nursing home; (2) an admittance form which shows the type of facility you entered; and
(3) a bill from the nursing home which shows that you met the 60-day confinement requirement.




MINIMUM CONTRACT VALUE


Where permitted by state law, we may terminate your contract if your contract value is less than $2,500 as a result of withdrawals and/or fees and charges. We will provide you with sixty days written notice that your contract is being terminated. At the end of the notice period, we will distribute the contract's remaining value to you.


QUALIFIED CONTRACT OWNERS



Certain Qualified plans restrict and/or prohibit your ability to withdraw money from your contract. PLEASE SEE TAXES BELOW for a more detailed explanation.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                            OPTIONAL LIVING BENEFITS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


One of the following optional living benefits, all of which are guaranteed minimum withdrawal benefits, is available for election in your contract for an additional fee:



MARKETLOCK INCOME PLUS offers guaranteed lifetime income plus the opportunity to lock in the greater of investment gains or an annual Income Credit for up to 5 or 10 years, even after withdrawals begin. The annual 6% Income Credit is reduced but not eliminated in any contract year in which withdrawals up to the maximum are taken, therefore providing a guarantee that income can increase during the first 10 years even after starting withdrawals. After the first 10 years, the Income Base Evaluation Period may be extended to lock in investment gains on contract anniversaries through age 90. In addition, if no withdrawals are taken during the first 12 years, on the 12th contract anniversary, the Minimum Income Base is equal to 200% of Eligible Purchase Payments.



MARKETLOCK FOR LIFE PLUS offers guaranteed lifetime income plus the opportunity to lock in the greater of investment gains or an annual Income Credit for up to 5 or 10 years, even after withdrawals begin. The annual 6% Income Credit is only available in years that no withdrawals are taken. After the first 10 years, the Income Base Evaluation Period may be extended to lock in investment gains on contract anniversaries through age 90. In addition, if no withdrawals are taken during the first 12 years, on the 12th contract anniversary, the Minimum Income Base is equal to 200% of Eligible Purchase Payments.



MARKETLOCK FOR LIFE offers guaranteed lifetime income based on the contract's highest anniversary value during the contract's first 5 years. After the first 5 years, the Income Base Evaluation Period may be extended to lock in investment gains on contract anniversaries through age 90.



The living benefits described below are designed to help you create a guaranteed income stream that may last as long as you live, or as long as you and your spouse live, even if the entire value of your contract has been reduced to zero, provided withdrawals taken are within the parameters of the feature. Living benefits may offer protection in the event your contract value declines due to unfavorable investment performance, certain withdrawal activity, if you live longer than expected or any combination of these factors. You may never need to rely on these features as its value is dependent on your contract's performance, your withdrawal activity and your longevity.



Living benefits may not be appropriate if you plan to make ongoing Purchase Payments, such as with contributory IRA's or other tax-qualified plans. The features guarantee that only certain Purchase Payments received during the contract's first five years are included in the Income Base, as defined below.



Please remember that all withdrawals, including withdrawals taken under these features, reduce your contract value and your death benefit and may reduce other benefits under the contract. In addition, withdrawals under these features will reduce the free withdrawal amount and may be subject to applicable withdrawal charges if withdrawals taken are in excess of the contract's free withdrawal amount and the Maximum Annual Withdrawal Amount, as defined below. The sum of withdrawals in any contract year up to the Maximum Annual Withdrawal Amount will not be assessed a withdrawal charge. PLEASE SEE ACCESS TO YOUR MONEY ABOVE.


In addition, any withdrawals taken may be subject to a 10% IRS tax penalty if you are under age 59 1/2 at the time of the withdrawal. For information about how the feature is treated for income tax purposes, you should consult a qualified tax advisor concerning your particular circumstances. If you must take required minimum distributions and want to ensure that these withdrawals are not considered Excess Withdrawals under the features, your distributions must be set up on the automated monthly minimum distribution withdrawal program administered by our Annuity Service Center. In addition, if you have a Qualified contract, tax law and the terms of the plan may restrict withdrawal amounts.

Please note that these features may not be available in your state or through the broker-dealer with which your financial representative is affiliated. Please check with your financial representative for availability and any additional restrictions.

These optional living benefits are designed for individuals or spouses. Thus, if a contract is owned by non-spousal joint Owners or Domestic Partners and either Owner dies, the full contract value must be paid within 5 years of death, in compliance with the IRC, after which time the contract terminates; the surviving owner may not receive the full benefit of the feature.

MARKETLOCK INCOME PLUS

When and how may I elect MarketLock Income Plus?


You may elect MarketLock Income Plus at the time of contract issue (the "Effective Date"). You cannot elect this feature if you elect any other optional living benefit.


You may elect to have the feature cover only your life or the lives of both you and your spouse. We refer to the person or persons whose lifetime withdrawals are guaranteed under MarketLock Income Plus as the "Covered Person(s)." If the contract is not owned by a natural person, references to Owner(s) apply to the Annuitant(s). To elect this feature, Covered Persons must meet the age requirement. The age requirement varies depending on the type of contract you purchase and the number of Covered Persons. The tables below provide the age requirement for this feature.

IF YOU ELECT ONE COVERED PERSON:


------------------------------------------------------------------------------------
                                                        COVERED PERSON
                                           -----------------------------------------
                                                 MINIMUM               MAXIMUM
                                                   AGE                 AGE(1)
------------------------------------------------------------------------------------
                One Owner                          45                    80
------------------------------------------------------------------------------------
              Joint Owners
   (based on the age of the older Owner)           45                    80
------------------------------------------------------------------------------------



IF YOU ELECT TWO COVERED PERSONS:


----------------------------------------------------------------------------------------
                              COVERED PERSON #1                 COVERED PERSON #2
                       -----------------------------------------------------------------
                        MINIMUM AGE     MAXIMUM AGE(1)    MINIMUM AGE     MAXIMUM AGE(1)
----------------------------------------------------------------------------------------
   NON-QUALIFIED:
    Joint Owners             45               80               45               85
----------------------------------------------------------------------------------------
   NON-QUALIFIED:
   One Owner with            45               80               45             N/A(2)
 Spousal Beneficiary
----------------------------------------------------------------------------------------
     QUALIFIED:
   One Owner with            45               80               45             N/A(2)
 Spousal Beneficiary
----------------------------------------------------------------------------------------



(1) The age requirements for optional death benefits and other optional features may be different than those listed here. You must meet the age requirement for those features in order to elect them.

(2) The age requirement is based solely on the single owner for purposes of issuing the contract with the feature. The spousal beneficiary's age is not considered in determining the maximum issue age of the second Covered Person.

How does MarketLock Income Plus work?

MarketLock Income Plus locks in the greater of two values in determining the Income Base. The Income Base determines the basis of the Covered Person(s)' guaranteed lifetime benefit which may be taken in a series of withdrawals. Each consecutive one-year period starting from the Effective Date is considered a Benefit Year. A new Income Base is automatically locked in on each Benefit Year anniversary during the Income Base Evaluation Period (initially, the first 5 years) following the Effective Date based on the greater of (1) the highest Anniversary Value, or (2) the Income Base increased by any available Income Credit, as defined below.

You may elect to extend the Income Base Evaluation Period and the Income Credit Period for additional periods. PLEASE SEE "CAN I EXTEND THE INCOME BASE EVALUATION PERIOD AND INCOME CREDIT PERIOD BEYOND 5 YEARS?" BELOW.

Is there an additional guarantee if I do not take withdrawals for 12 years?

Yes, there is an additional guarantee if you do not take any withdrawals before the 12th Benefit Year anniversary. On the 12th Benefit Year anniversary following the Effective Date, the Income Base will be increased to equal at least 200% of your first Benefit Year's Eligible Purchase Payments ("Minimum Income Base"). You do not need to elect extensions of the Income Base Evaluation Period in order to be eligible to receive the Minimum Income Base.

What determines the maximum amount of withdrawals I can withdraw each year?

The Maximum Annual Withdrawal Percentage represents the percentage of your Income Base used to calculate the Maximum Annual Withdrawal Amount that you may withdraw each year without decreasing your Income Base or your Income Credit Base, if applicable. The Maximum Annual Withdrawal Percentage is determined by the age of the Covered Person(s) at the time of the first withdrawal as shown in the tables below.

ONE COVERED PERSON

If the feature is elected to cover one life but the contract is jointly owned, then the Covered Person must be the older Owner and the following is applicable:

------------------------------------------------------------------------
      AGE OF THE COVERED PERSON AT                MAXIMUM ANNUAL
        TIME OF FIRST WITHDRAWAL               WITHDRAWAL PERCENTAGE
------------------------------------------------------------------------
         Prior to 65th birthday                  4% of Income Base
------------------------------------------------------------------------
        On or after 65th birthday                5% of Income Base
------------------------------------------------------------------------


TWO COVERED PERSONS

If the feature is elected to cover two lives, the following is applicable:

------------------------------------------------------------------------
    AGE OF THE YOUNGER COVERED PERSON
     OR SURVIVING COVERED PERSON AT               MAXIMUM ANNUAL
        TIME OF FIRST WITHDRAWAL               WITHDRAWAL PERCENTAGE
------------------------------------------------------------------------
         Prior to 65th birthday                  4% of Income Base
------------------------------------------------------------------------
        On or after 65th birthday              4.75% of Income Base
------------------------------------------------------------------------



As the original owner, or Continuing Spouse (with a joint life feature) electing to treat the annuity contract as their own, of a Qualified plan under this annuity contract, if you are taking required minimum distributions ("RMD") from this contract, and the amount of the RMD (based only on this contract and using the uniform lifetime table) is greater than the Maximum Annual Withdrawal Amount in any given Benefit Year, no portion of the RMD will be treated as an Excess Withdrawal (defined below). Any portion of a withdrawal in a Benefit Year that is more than the greater of both the Maximum Annual Withdrawal Amount and the RMD amount (as clarified above) will be considered an Excess Withdrawal. If you must take RMD from this contract and want to ensure that these withdrawals are not considered Excess Withdrawals under the feature, your distributions must be set up on the Systematic Withdrawal Program administered by our Annuity Service Center. If you are purchasing this contract by transferring from another IRA and plan to immediately utilize this feature to satisfy RMD, you should take the current year required withdrawal prior to moving your money to this contract since we can only provide one RMD withdrawal per contract year (which may cross over two tax years). Further, if the RMD basis for this tax year was calculated by the investment company from which you are transferring your investment and it is greater than the amount transferred to this contract, we cannot systematically calculate and support the RMD basis. Therefore, you should take the RMD before transferring your investment. PLEASE SEE "WHAT ARE THE EFFECTS OF WITHDRAWALS ON MARKETLOCK INCOME PLUS?" BELOW.


Are there investment requirements if I elect MarketLock Income Plus?

As long as you have not elected to cancel the feature, you must comply with investment requirements by allocating your investments in one of four ways or if using a DCA Fixed Account or a DCA Program, by indicating your target allocations in one of four ways:

     1. Invest 100% in the Cash Management Variable Portfolio; or

     2. Invest 100% in either Polaris Portfolio Allocator Model 1, 2 or 3; or

     3. Invest 100% in one or a combination of the following balanced Variable
        Portfolios:


        American Funds Asset Allocation SAST
        Asset Allocation
        Balanced
        Franklin Income Securities Fund
        MFS Total Return; or

     4. In accordance with the requirements outlined in the table below:



------------------------------------------------------------------------------------
     INVESTMENT            INVESTMENT                  VARIABLE PORTFOLIOS
        GROUP              REQUIREMENT                AND/OR FIXED ACCOUNTS
------------------------------------------------------------------------------------
 A. Bond, Cash and         Minimum 30%      Cash Management
    Fixed                 Maximum 100%      Corporate Bond
    Accounts                                Global Bond
                                            Government and Quality Bond
                                            Total Return Bond

                                            DCA FIXED ACCOUNTS
                                            6-Month DCA
                                            1-Year DCA
                                            2-Year DCA

                                            FIXED ACCOUNTS
                                            1-Year Fixed
------------------------------------------------------------------------------------
 B. Equity Maximum         Minimum 0%       Aggressive Growth
                           Maximum 70%      Alliance Growth
                                            American Funds Asset Allocation SAST
                                            American Funds Global Growth SAST
                                            American Funds Growth SAST
                                            American Funds Growth-Income SAST
                                            Asset Allocation
                                            Balanced
                                            Blue Chip Growth
                                            Capital Appreciation
                                            Davis Venture Value
                                            "Dogs" of Wall Street
                                            Equity Opportunities
                                            Foreign Value
                                            Franklin Income Securities Fund
                                            Franklin Templeton VIP Founding
                                              Funds Allocation Fund
                                            Fundamental Growth
                                            Global Equities
                                            Growth
                                            Growth-Income
                                            High-Yield Bond
                                            International Diversified Equities
                                            International Growth and Income
                                            Lord Abbett Growth and Income
                                            Marsico Focused Growth
                                            MFS Massachusetts Investors Trust
                                            MFS Total Return
                                            Small & Mid Cap Value
                                            Telecom Utility
                                            Van Kampen LIT Capital Growth,
                                              Class II Shares
                                            Van Kampen LIT Comstock,
                                              Class II Shares
                                            Van Kampen LIT Growth and Income,
                                              Class II Shares
------------------------------------------------------------------------------------
 C. Limited Equity         Minimum 0%       Capital Growth
                           Maximum 10%      Emerging Markets
                                            Growth Opportunities
                                            Mid-Cap Growth
                                            Natural Resources
                                            Real Estate
                                            Small Company Value
                                            Technology
------------------------------------------------------------------------------------




If we offer additional allocations that comply with investment requirements in the future, we will give you the opportunity to allocate your investments accordingly.

The Polaris Portfolio Allocator Models are designed to assist in diversifying your investment across various asset classes which may help minimize the risk that your contract value will be reduced to zero before your death. The investment requirements may reduce the need to rely on the guarantees provided by this benefit. You may have better investment returns investing in a single asset class or in Variable Portfolios that are not available for investment under this feature. You should consult with your financial representative to assist you in determining whether the Polaris Portfolio Allocator Models are suited for your financial needs and risk tolerance. For details regarding the investment allocations of the Polaris Portfolio Allocator Models, PLEASE SEE POLARIS PORTFOLIO ALLOCATOR PROGRAM ABOVE.


Your allocation instructions accompanying any Purchase Payment as well as target allocations if you invest in a DCA Fixed Account must comply with the investment requirements, described above, in order for your application or subsequent Purchase Payment(s) to be considered in Good Order. PLEASE SEE ALLOCATION OF PURCHASE PAYMENTS ABOVE. We will automatically enroll you in the Automatic Asset Rebalancing Program with quarterly rebalancing. We require quarterly rebalancing because market performance and transfer and withdrawal activity may result in your contract's allocations going outside these restrictions. Quarterly rebalancing will ensure that your allocations will continue to comply with the investment requirements for this feature. In addition to quarterly rebalancing, we will initiate rebalancing in accordance with your most current and compliant Automatic Asset Rebalancing instructions on file, after any of the following transactions:


     - any transfer or reallocation you initiate; or

     - any withdrawal you initiate.

Automatic transfers and/or systematic withdrawals will not result in rebalancing. If you make a transfer, you must provide updated rebalancing instructions. If you do not provide new rebalancing instructions at the time you make a transfer, we will change your ongoing rebalancing instructions to reflect the percentage allocations among the new Variable Portfolios resulting from your transfer within the Variable Portfolios ("Default Rebalancing Instructions"). If at any point, for any reason, your rebalancing instructions would result in allocations inconsistent with the investment requirements listed above, we will revert to the last compliant instructions on file. PLEASE SEE AUTOMATIC ASSET REBALANCING PROGRAM ABOVE. You can modify your rebalancing instructions, as long as they are consistent with the investment requirements, at any time by calling the Annuity Service Center.

We reserve the right to change the investment requirements at any time for prospectively issued contracts. We may also revise the investment requirements for any existing contract to the extent that Variable Portfolios are added, deleted, substituted, merged or otherwise reorganized. We will notify you of any changes to the investment requirements due to deletions, substitutions, mergers or reorganizations at least 30 days in advance.

How are the components for MarketLock Income Plus calculated?

FIRST, we determine the ELIGIBLE PURCHASE PAYMENTS, which include:

     1. 100% of Purchase Payments received during the first contract year; and

     2. Purchase Payments received in each of contract years 2-5, capped in each year at an amount equal to 100% of the Purchase Payments received in year 1. This means that if you made a $100,000 Purchase Payment in year 1, Eligible Purchase Payments will include additional Purchase Payments of up to $100,000 contributed in each of contract years 2-5 for a grand total maximum of $500,000 of Eligible Purchase Payments.

Any Purchase Payments made in contract years 2-5 in excess of the annual cap amount as well as all Purchase Payments received after the 5th contract year are considered INELIGIBLE PURCHASE PAYMENTS. The calculation of Eligible Purchase Payments does not include any spousal continuation contributions; however, continuation contributions are included in the calculation of Anniversary Value, as defined below. PLEASE SEE SPOUSAL CONTINUATION BELOW. Total Eligible Purchase Payments are limited to $1,500,000 without prior Company approval.

SECOND, we consider the INCOME CREDIT PERIOD and the INCOME BASE EVALUATION PERIOD. The Income Credit Period is the period of time over which we calculate the Income Credit. The Income Base Evaluation Period is the period of time over which we consider Anniversary Values and if applicable and greater, the Income Base plus any available Income Credit. The initial Income Credit Period and the initial Income Base Evaluation Period begin on the Effective Date and end 5 years later. PLEASE SEE "CAN I EXTEND THE INCOME BASE EVALUATION PERIOD AND INCOME CREDIT PERIOD BEYOND 5 YEARS?" BELOW.

THIRD, we determine the ANNIVERSARY VALUE which equals your contract value on any contract anniversary during the Income Base Evaluation Period minus any Ineligible Purchase Payments.


FOURTH, we determine the INCOME BASE which initially is equal to the first Eligible Purchase Payment. The Income Base is increased by each subsequent Eligible Purchase Payment, less proportionate adjustments for Excess Withdrawals, as defined below. On each Benefit Year anniversary, we determine if the Income Base should be increased based on the maximum Anniversary Value or any available Income Credit as defined below.


FIFTH, we determine the INCOME CREDIT BASE which is used solely as a basis for calculating the Income Credit during an Income Credit Period. The initial Income Credit Base is equal to the first Eligible Purchase Payment. The Income Credit Base is increased by each subsequent Eligible Purchase

Payment less proportionate adjustments for Excess Withdrawals, as defined below.


SIXTH, we determine the INCOME CREDIT which is an amount equal to 6% ("Income Credit Percentage") of the Income Credit Base, on each Benefit Year anniversary during an Income Credit Period. If you take withdrawals in a Benefit Year that are in total less than or equal to the Maximum Annual Withdrawal Amount, the Income Credit Percentage on the Benefit Year anniversary is reduced by a percentage calculated as the sum of all withdrawals taken during the preceding Benefit Year, divided by the Income Base, prior to determining the Income Base for the next Benefit Year. If you take a withdrawal that is greater than the Maximum Annual Withdrawal Amount in the preceding Benefit Year, the Income Credit is equal to zero.

SEVENTH, we determine the MAXIMUM ANNUAL WITHDRAWAL AMOUNT, which represents the maximum amount that may be withdrawn each Benefit Year following the Effective Date without reducing the Income Base, and if applicable, the Income Credit Base. The Maximum Annual Withdrawal Amount is calculated by multiplying the Income Base by the applicable Maximum Annual Withdrawal Percentage shown in the tables above.

FINALLY, we determine the EXCESS WITHDRAWALS which are withdrawals in excess of the Maximum Annual Withdrawal Amount. We define Excess Withdrawals as any portion of a withdrawal that causes the total withdrawals in a Benefit Year to exceed the Maximum Annual Withdrawal Amount, including but not limited to any withdrawal in a contract year taken after the Maximum Annual Withdrawal Amount has been withdrawn.

How can the Income Base and Income Credit Base be increased?

On each Benefit Year anniversary during an Income Base Evaluation Period, we determine if the Income Base should be increased based on the maximum Anniversary Value or any available Income Credit.

Maximum Anniversary Value equals the highest Anniversary Value on any Benefit Year anniversary occurring during an Income Base Evaluation Period. On each Benefit Year anniversary during an Income Base Evaluation Period, the Income Base is automatically increased to the Anniversary Value when the Anniversary Value is greater than (a), (b), and (c), where:

     (a) is the cumulative Eligible Purchase Payments; and

     (b) is the current Income Base, increased by the Income Credit, if any; and

     (c) is all previous Anniversary Values during any Income Base Evaluation Period.


On each Benefit Year anniversary during an Income Credit Period, we determine the amount to which the Income Credit Base and/or the Income Base could increase. The components used to determine this amount are:


     (a) the Income Base calculated based on the maximum Anniversary Value; and


     (b) the current Income Base plus the Income Credit, if any.


If (a) is greater than or equal to (b), the Income Credit Base and the Income Base are increased to the current Anniversary Value. If (b) is greater than (a), the Income Base is increased by the Income Credit and the Income Credit Base remains unchanged.

INCREASES TO YOUR INCOME BASE OCCUR ON BENEFIT YEAR ANNIVERSARIES AS DESCRIBED ABOVE. HOWEVER, ELIGIBLE PURCHASE PAYMENTS CAN INCREASE YOUR INCOME BASE AT THE TIME THEY ARE RECEIVED. YOUR INCOME BASE WILL NOT INCREASE EVEN IF YOUR CONTRACT VALUE ON DAYS OTHER THAN THE DAYS IN WHICH WE CONSIDER THE HIGHEST ANNIVERSARY VALUE WAS HIGHER.

In addition, the Income Base can also be increased to at least the Minimum Income Base on the 12th Benefit Year anniversary, PROVIDED NO WITHDRAWALS ARE TAKEN PRIOR TO THAT ANNIVERSARY. If you are eligible for the Minimum Income Base, the Income Base on the 12th Benefit Year anniversary is the greater of (a) and (b), where:

     (a) is the current Income Base, or if the First and Subsequent Extensions were elected, the Income Base calculated based on the maximum Anniversary Value; and

     (b) is the Minimum Income Base.

How do increases and decreases in the Income Base impact the Maximum Annual Withdrawal Amount?

INCREASES IN THE INCOME BASE

In any Benefit Year where Eligible Purchase Payments are allocated to your contract, any remaining withdrawals of the Maximum Annual Withdrawal Amount will be based on the increased Maximum Annual Withdrawal Amount reduced by withdrawals previously taken in that Benefit Year. If the Income Base is increased on a Benefit Year anniversary, the Maximum Annual Withdrawal Amount will be recalculated on that Benefit Year anniversary by multiplying the increased Income Base by the applicable Maximum Annual Withdrawal Percentage.

DECREASES IN THE INCOME BASE


Excess Withdrawals reduce your Income Base on the date the Excess Withdrawal occurs. Any Excess Withdrawal in a Benefit Year reduces the Income Base in the same proportion by which the contract value is reduced by the Excess Withdrawal. PLEASE SEE "WHAT ARE THE EFFECTS OF WITHDRAWALS ON MARKETLOCK INCOME PLUS?" BELOW. As a result of a reduction of the Income Base, the new Maximum

Annual Withdrawal Amount will be equal to the reduced Income Base multiplied by the applicable Maximum Annual Withdrawal Percentage. The last recalculated Maximum Annual Withdrawal Amount in a given Benefit Year is available for withdrawal at the beginning of the next Benefit Year and may be lower than your previously calculated Maximum Annual Withdrawal Amount. When the contract value is less than the Income Base, Excess Withdrawals will reduce the Income Base by an amount which is greater than the amount of the Excess Withdrawal. In addition, no Income Credit will be added to the Income Base in that Benefit Year.

What are the effects of withdrawals on MarketLock Income Plus?

The Maximum Annual Withdrawal Amount, the Income Base and Income Credit Base may change over time as a result of the timing and amount of withdrawals. If you take a withdrawal before the 12th Benefit Year Anniversary, your Income Base is not eligible to be increased to the Minimum Income Base.

You may take withdrawals during a contract year that in total are less than or equal to the Maximum Annual Withdrawal Amount which will not reduce the Income Base or Income Credit Base. However, if you choose to take less than the Maximum Annual Withdrawal Amount in any contract year, you may not carry over the unused amount into subsequent years. Your Maximum Annual Withdrawal Amount will not be recalculated solely as a result of taking less than the entire Maximum Annual Withdrawal Amount in any given year.

You should not elect this feature if you plan to take Excess Withdrawals since those withdrawals may significantly reduce or eliminate the value of the feature.

The impact of withdrawals and the effect on certain components of MarketLock Income Plus are further explained below:

     INCOME BASE AND INCOME CREDIT BASE: If the sum of withdrawals in any Benefit Year exceeds the Maximum Annual Withdrawal Amount, the Income Base and Income Credit Base will be reduced for those withdrawals. For each Excess Withdrawal taken, the Income Base and Income Credit Base are reduced in the same proportion by which the contract value is reduced by each Excess Withdrawal.

     MAXIMUM ANNUAL WITHDRAWAL AMOUNT: The Maximum Annual Withdrawal Amount is recalculated each time there is a change in the Income Base. Accordingly, if the sum of withdrawals in any contract year does not exceed the Maximum Annual Withdrawal Amount for that year, the Maximum Annual Withdrawal Amount will not change for the next year unless your Income Base is increased (as described above under "HOW ARE THE COMPONENTS FOR MARKETLOCK INCOME PLUS CALCULATED?"). If you take an Excess Withdrawal, the Maximum Annual Withdrawal Amount will be recalculated by multiplying the reduced Income Base by the existing Maximum Annual Withdrawal Percentage. This recalculated Maximum Annual Withdrawal Amount is available for withdrawal at the beginning of the next Benefit Year and may be lower than your previous Maximum Annual Withdrawal Amount.

Please remember that all withdrawals, including withdrawals taken under this feature, reduce your contract value and your death benefit and may reduce other benefits under the contract. In addition, withdrawals under this feature will reduce the free withdrawal amount and may be subject to applicable withdrawal charges if in excess of the Maximum Annual Withdrawal Amount. PLEASE SEE ACCESS TO YOUR MONEY ABOVE AND EXPENSES BELOW.

THE OPTIONAL LIVING BENEFITS EXAMPLES APPENDIX PROVIDES EXAMPLES OF THE EFFECTS OF WITHDRAWALS.

What is the fee for MarketLock Income Plus?

The fee for MarketLock Income Plus depends on whether you elect to cover one life or two lives, as follows:

------------------------------------------------------------------------
        NUMBER OF COVERED PERSONS                 ANNUALIZED FEE
------------------------------------------------------------------------
 For One Covered Person                        1.10% of Income Base
------------------------------------------------------------------------
 For Two Covered Persons                       1.35% of Income Base
------------------------------------------------------------------------


The fee will be calculated and deducted quarterly from the portion of your contract value allocated to the Variable Portfolios, starting on the first quarter following the Effective Date and ending upon termination of the feature. Once you elect this feature, you will be assessed a non-refundable fee regardless of whether or not you take any withdrawals and/or receive any lifetime annuity income payments under this feature.

An increase in the Income Base due to an adjustment to a higher Anniversary Value, addition of an Income Credit, or subsequent Eligible Purchase Payments will result in an increase to the dollar amount of the fee.


If your contract value falls to zero before the feature has been terminated, the fee will no longer be deducted. We will not assess the quarterly fee if you annuitize your contract or if a death benefit is paid before the end of a contract quarter. If the feature is still in effect while your contract value is greater than zero, and you surrender your contract, we will assess a pro-rata charge for the fee if you surrender your contract before the end of a contract quarter. The pro-rata charge is calculated by multiplying the full quarterly fee by the number of days between the date the fee was last assessed and the date of surrender divided by the number of days in that contract quarter.

Can I extend the Income Base Evaluation Period and Income Credit Period beyond 5 years?

After the initial Income Base Evaluation Period and initial Income Credit Period, you may elect to extend both the Income Base Evaluation Period and Income Credit Period for an additional 5 year period, as long as you have not elected to cancel the feature, and the age of the Covered Person or younger of two Covered Persons is 85 or younger at the time of extension ("First Extension").

After election of the First Extension, as long as you have not elected to cancel the feature and the age of the Covered Person or younger of two Covered Persons is 85 or younger at the time of the next extension, you may elect to extend only the Income Base Evaluation Period for additional 5 year periods ("Subsequent Extensions").

If you have already elected the First Extension and you are at least age 86 but younger than 90, you may elect a Subsequent Extension with the final evaluation occurring prior to your 91st birthday. As a result, your final extension will be for a period of less than 5 years ("Reduced Evaluation Period").

Prior to the end of the initial Income Base Evaluation Period and initial Income Credit Period, and prior to the end of each Income Base Evaluation Period you elect to extend thereafter, we will inform you of the terms of the next extension in writing. We will provide you with an extension election form at least 60 days prior to the end of each evaluation period. If you elect to extend the evaluation period, you must complete the election form and return it to us or advise us as to your intent to extend in a method acceptable to us no later than the end of the current evaluation period.

The fee and investment requirements of the feature may change at the time of extension and may be different than when you initially elected the feature. We guarantee that the current fee as reflected in the Fee Table above, will not increase by more than 0.25% at the time of First Extension.

If you do not elect the First Extension, Subsequent Extensions are not available for election and the Income Base, will not be adjusted for higher Anniversary Values on subsequent Benefit Year anniversaries. However, you can continue to take the Maximum Annual Withdrawal Amount in effect at the end of the last Income Base Evaluation Period, subject to adjustments for Excess Withdrawals. You will continue to pay the fee at the rate that was in effect during the last Income Base Evaluation Period and you will not be permitted to extend the Income Base Evaluation Period in the future. If you have not taken any withdrawals prior to the 12th Benefit Year anniversary, your Income Base will be eligible to be increased to the Minimum Income Base even if you have not elected the First Extension.

Can I extend the Income Credit Period beyond 10 years?

No. The Income Credit Period may not be extended after the end of the First Extension. However, the Income Base Evaluation Period as described above may be extended.


PLEASE SEE ADDITIONAL INFORMATION ABOUT THE OPTIONAL LIVING BENEFITS BELOW FOR MORE INFORMATION REGARDING MARKETLOCK INCOME PLUS.


MARKETLOCK FOR LIFE PLUS

When and how may I elect MarketLock For Life Plus?


You may elect MarketLock For Life Plus at the time of contract issue (the "Effective Date"). You cannot elect this feature if you elect any other optional living benefit.



You may elect to have the feature cover only your life or the lives of both you and your spouse. We refer to the person or persons whose lifetime withdrawals are guaranteed under MarketLock For Life Plus as the "Covered Person(s)." If the contract is not owned by a natural person, references to Owner(s) apply to the Annuitant(s). To elect this feature, Covered Persons must meet the age requirement. The age requirement varies depending on the type of contract you purchase and the number of Covered Persons. The tables below provide the age requirement for this feature.


IF YOU ELECT ONE COVERED PERSON:


------------------------------------------------------------------------------------
                                                        COVERED PERSON
                                           -----------------------------------------
                                               MINIMUM AGE         MAXIMUM AGE(1)
------------------------------------------------------------------------------------
                One Owner                          45                    80

------------------------------------------------------------------------------------
              Joint Owners
  (based on the age of the older Owner)            45                    80
------------------------------------------------------------------------------------



IF YOU ELECT TWO COVERED PERSONS:


----------------------------------------------------------------------------------------
                              COVERED PERSON #1                 COVERED PERSON #2
                       -----------------------------------------------------------------
                        MINIMUM AGE     MAXIMUM AGE(1)    MINIMUM AGE     MAXIMUM AGE(1)
----------------------------------------------------------------------------------------
   NON-QUALIFIED:
    Joint Owners             45               80               45               85

----------------------------------------------------------------------------------------
   NON-QUALIFIED:
   One Owner with            45               80               45             N/A(2)
 Spousal Beneficiary
----------------------------------------------------------------------------------------
     QUALIFIED:
   One Owner with            45               80               45             N/A(2)
 Spousal Beneficiary
----------------------------------------------------------------------------------------



(1) The age requirements for optional death benefits and other optional features may be different than those listed here. You must meet the age requirement for those features in order to elect them.

(2) Not applicable because feature availability is based on the younger Covered Person. The spousal beneficiary's age is not considered in determining the maximum issue age of the second Covered Person.

How does MarketLock For Life Plus work?




MarketLock For Life Plus locks in the greater of two values in determining the Income Base. The Income Base determines the basis of the Covered Person(s)' guaranteed lifetime benefit which may be taken in a series of withdrawals. Each consecutive one-year period starting from the Effective Date is considered a Benefit Year. A new Income Base is automatically locked in on each Benefit Year anniversary during the Income Base Evaluation Period (initially, the first 5 years) following the Effective Date based on the greater of (1) the highest Anniversary Value, or (2) the Income Base increased by any available Income Credit, as defined below.



You may elect to extend the Income Base Evaluation Period and the Income Credit Period for additional periods. PLEASE SEE "CAN I EXTEND THE INCOME BASE EVALUATION PERIOD AND INCOME CREDIT PERIOD BEYOND 5 YEARS?" BELOW.


Is there an additional guarantee if I do not take withdrawals for 12 years?


Yes, there is an additional guarantee if you do not take any withdrawals before the 12th Benefit Year anniversary. On the 12th Benefit Year anniversary following the Effective Date, the Income Base will be increased to equal at least 200% of your first Benefit Year's Eligible Purchase Payments ("Minimum Income Base"). You do not need to elect extensions of the Income Base Evaluation Period in order to be eligible to receive the Minimum Income Base.


What determines the maximum amount I can withdraw each year?

The Maximum Annual Withdrawal Percentage represents the percentage of your Income Base used to calculate the Maximum Annual Withdrawal Amount that you may withdraw each year without decreasing your Income Base. The Maximum Annual Withdrawal Percentage is determined by the age of the Covered Person(s) at the time of the first withdrawal as shown in the table below.

ONE COVERED PERSON

If the feature is elected to cover one life but the contract is jointly owned, then the Covered Person must be the older Owner and the following is applicable:

------------------------------------------------------------------------
                                                       MAXIMUM ANNUAL
           AGE OF THE COVERED PERSON AT                  WITHDRAWAL
             TIME OF FIRST WITHDRAWAL                    PERCENTAGE
------------------------------------------------------------------------
    At least age 45 but prior to 65th birthday        4% of Income Base
------------------------------------------------------------------------
    At least age 65 but prior to 76th birthday        5% of Income Base
------------------------------------------------------------------------
             On or after 76th birthday                6% of Income Base
------------------------------------------------------------------------


TWO COVERED PERSONS

If the feature is elected to cover two lives, the following is applicable:

------------------------------------------------------------------------
         AGE OF THE YOUNGER COVERED PERSON             MAXIMUM ANNUAL
          OR SURVIVING COVERED PERSON AT                 WITHDRAWAL
             TIME OF FIRST WITHDRAWAL                    PERCENTAGE
------------------------------------------------------------------------
    At least age 45 but prior to 65th birthday        4% of Income Base
------------------------------------------------------------------------
    At least age 65 but prior to 76th birthday      4.75% of Income Base
------------------------------------------------------------------------
             On or after 76th birthday              5.75% of Income Base
------------------------------------------------------------------------



As the original owner, or Continuing Spouse (with a joint life feature) electing to treat the annuity contract as their own, of a Qualified plan under this annuity contract, if you are taking required minimum distributions ("RMD") from this contract, and the amount of the RMD (based only on this contract and using the uniform lifetime table) is greater than the Maximum Annual Withdrawal Amount in any given Benefit Year, no portion of the RMD will be treated as an Excess Withdrawal (defined below). Any portion of a withdrawal in a Benefit Year that is more than the greater of both the Maximum Annual Withdrawal Amount and the RMD amount (as clarified above) will be considered an Excess Withdrawal. If you must take RMD from this contract and want to ensure that these withdrawals are not considered Excess Withdrawals under the feature, your distributions must be set up on the Systematic Withdrawal Program administered by our Annuity Service Center. If you are purchasing this contract by transferring from another IRA and plan to immediately utilize this feature to satisfy RMD, you should take the current year required withdrawal prior to moving your money to this contract since we can only provide one RMD withdrawal per contract year (which may cross over two tax years). Further, if the RMD basis for this tax year was calculated by the investment company from which you are transferring your investment and it is greater than the amount transferred to this contract, we cannot systematically calculate and support the RMD basis. Therefore, you should take the RMD before transferring your investment. PLEASE SEE "WHAT ARE THE EFFECTS OF WITHDRAWALS ON MARKETLOCK FOR LIFE PLUS?" BELOW.


Are there investment requirements if I elect MarketLock For Life Plus?

As long as you have not elected to cancel the feature, we require that you allocate your investments in accordance with the investment requirements listed below.

INVESTMENT REQUIREMENTS

You may comply with investment requirements by allocating your investments in one of four ways or if using a DCA Fixed Account or a DCA Program, by indicating your target allocations in one of four ways:

     1. Invest 100% in the Cash Management Variable Portfolio; or

     2. Invest 100% in either Polaris Portfolio Allocator Model 1, 2 or 3; or

     3. Invest 100% in one or a combination of the following Balanced Variable
        Portfolios:

        American Funds Asset Allocation SAST
        Asset Allocation
        Balanced
        Franklin Income Securities Fund
        MFS Total Return; or

     4. Invest in accordance with the requirements outlined in the table below:



------------------------------------------------------------------------------------
     INVESTMENT            INVESTMENT                  VARIABLE PORTFOLIOS
        GROUP              REQUIREMENT                AND/OR FIXED ACCOUNTS
------------------------------------------------------------------------------------
 A. Bond, Cash and         Minimum 30%      Cash Management
    Fixed                 Maximum 100%      Corporate Bond
    Accounts                                Global Bond
                                            Government and Quality Bond
                                            Total Return Bond

                                            DCA FIXED ACCOUNTS
                                            6-Month DCA
                                            1-Year DCA
                                            2-Year DCA

                                            FIXED ACCOUNTS
                                            1-Year Fixed
------------------------------------------------------------------------------------
 B. Equity Maximum         Minimum 0%       Aggressive Growth
                           Maximum 70%      Alliance Growth
                                            American Funds Asset Allocation SAST
                                            American Funds Global Growth SAST
                                            American Funds Growth SAST
                                            American Funds Growth-Income SAST
                                            Asset Allocation
                                            Balanced
                                            Blue Chip Growth
                                            Capital Appreciation
                                            Davis Venture Value
                                            "Dogs" of Wall Street
                                            Equity Opportunities
                                            Foreign Value
                                            Franklin Income Securities Fund
                                            Franklin Templeton VIP Founding
                                              Funds Allocation Fund
                                            Fundamental Growth
                                            Global Equities
                                            Growth
                                            Growth-Income
                                            High-Yield Bond
                                            International Diversified Equities
                                            International Growth and Income
                                            Lord Abbett Growth and Income
                                            Marsico Focused Growth
                                            MFS Massachusetts Investors Trust
                                            MFS Total Return
                                            Small & Mid Cap Value
                                            Telecom Utility
                                            Van Kampen LIT Capital Growth,
                                              Class II Shares
                                            Van Kampen LIT Comstock,
                                              Class II Shares
                                            Van Kampen LIT Growth and Income,
                                              Class II Shares
------------------------------------------------------------------------------------
 C. Limited Equity         Minimum 0%       Capital Growth
                           Maximum 10%      Emerging Markets
                                            Growth Opportunities
                                            Mid-Cap Growth
                                            Natural Resources
                                            Real Estate
                                            Small Company Value
                                            Technology
------------------------------------------------------------------------------------




The Polaris Portfolio Allocator Models are designed to assist in diversifying your investment across various asset classes which may help minimize the risk that your contract value will be reduced to zero before your death. Therefore, the investment requirements may reduce the need to rely on the guarantees provided by this benefit. You may have better investment returns investing in a single asset class or in Variable Portfolios that are not available for investment under this feature. You should consult with your financial representative to assist you in determining whether the Polaris Portfolio Allocator Models are suited for your financial needs and risk tolerance. For details regarding the investment allocations of the Polaris Portfolio Allocator Models, PLEASE SEE POLARIS PORTFOLIO ALLOCATOR PROGRAM ABOVE.


Your allocation instructions accompanying any Purchase Payment as well as target allocations if you invest in a DCA Fixed Account must comply with the investment requirements, listed above, in order for your application or subsequent Purchase Payment to be considered in Good Order. PLEASE SEE ALLOCATION OF PURCHASE PAYMENTS ABOVE. We will automatically enroll you in the Automatic Asset Rebalancing Program, with quarterly rebalancing, because market performance and withdrawal activity may result in your contract's allocations going outside these restrictions. This will ensure that your allocations are rebalanced quarterly to comply with the investment requirements for this feature. In addition to quarterly rebalancing, we will initiate rebalancing in accordance with your most current and compliant Automatic Asset Rebalancing instructions, after any of the following transactions:


     - any transfer or reallocation you initiate; or

     - any withdrawal you initiate.

Automatic transfers and/or systematic withdrawals will not result in rebalancing. If you make a transfer, you must provide updated rebalancing instructions. If you do not provide new rebalancing instructions at the time you make a transfer, we will change your ongoing rebalancing instructions to reflect the percentage allocations among the new Variable Portfolios resulting from your transfer within the Variable Portfolios ("Default Rebalancing Instructions"). If at any point, for any reason, your rebalancing instructions would result in allocations inconsistent with the investment requirements listed above, we will revert to the last compliant instructions on file. PLEASE SEE AUTOMATIC ASSET REBALANCING PROGRAM ABOVE. You can modify your rebalancing instructions, as long as they are consistent with the investment requirements, at any time by calling the Annuity Service Center.

We reserve the right to change the investment requirements at any time for prospectively issued contracts. We may also revise the investment requirements for any existing contract to the extent Variable Portfolios and/or Fixed Accounts are added, deleted, substituted, merged or otherwise reorganized. We will notify you of any changes to the investment requirements at least 30 days in advance.

How are the components for MarketLock For Life Plus calculated?

FIRST, we determine the ELIGIBLE PURCHASE PAYMENTS, which include:

     1. 100% of Purchase Payments received during the first contract year; and

     2. Purchase Payments received in each of contract years 2-5, capped in each year at an amount equal to 100% of the Purchase Payments received in year 1. This means that if you made a $100,000 Purchase Payment in year 1, Eligible Purchase Payments will include additional Purchase Payments of up to $100,000 contributed in each of contract years 2-5 for a grand total maximum of $500,000 of Eligible Purchase Payments.

Any Purchase Payments made in contract years 2-5 in excess of the annual cap amount as well as all Purchase Payments received after the 5th contract year are considered INELIGIBLE PURCHASE PAYMENTS. The calculation of Eligible Purchase Payments does not include any spousal continuation contributions; however, continuation contributions are included in the calculation of Anniversary Value as defined below. PLEASE SEE SPOUSAL CONTINUATION BELOW. Total Eligible Purchase Payments are limited to $1,500,000 without prior Company approval.

SECOND, we consider the INCOME CREDIT PERIOD and the INCOME BASE EVALUATION PERIOD. The Income Credit Period is the period of time over which we calculate the Income Credit. The Income Base Evaluation Period is the period of time over which we consider Anniversary Values and if applicable and greater, the Income Base plus any available Income Credit. The initial Income Credit Period and the initial Income Base Evaluation Period begin on the Effective Date and end 5 years later. PLEASE SEE "CAN I EXTEND THE INCOME BASE EVALUATION PERIOD AND INCOME CREDIT PERIOD BEYOND 5 YEARS?" BELOW.

THIRD, we determine the ANNIVERSARY VALUE which equals your contract value on any contract anniversary during the Income Base Evaluation Period minus any Ineligible Purchase Payments.


FOURTH, we determine the INCOME BASE which initially is equal to the first Eligible Purchase Payment. The Income Base is increased by each subsequent Eligible Purchase Payment, less proportionate adjustments for Excess Withdrawals, as defined below. On each Benefit Year anniversary, we determine if the Income Base should be increased based on the maximum Anniversary Value or any available Income Credit as defined below.



FIFTH, we determine the INCOME CREDIT BASE which is used solely as a basis for calculating the Income Credit during an Income Credit Period. The initial Income Credit Base is equal to the first Eligible Purchase Payment. The Income Credit Base is increased by each subsequent Eligible Purchase Payment less proportionate adjustments for Excess Withdrawals, as defined below.



SIXTH, we determine the INCOME CREDIT which is an amount equal to 6% ("Income Credit Percentage") of the Income Credit Base, on each Benefit Year anniversary during an Income Credit Period. The Income Credit may only be added to the Income Base if no withdrawals are taken in a contract year.



For instance, if you take a withdrawal in year 2, you will not be eligible for an Income Credit to be added to your Income Base on your second contract anniversary; however, if you do not take a withdrawal in year 3, you will be eligible for an Income Credit to be added to your Income Base on your third contract anniversary.



SEVENTH, we determine the MAXIMUM ANNUAL WITHDRAWAL AMOUNT, which represents the maximum amount that may be withdrawn each Benefit Year following the Effective Date without reducing the Income Base, and if applicable, the Income Credit Base. The Maximum Annual Withdrawal Amount is calculated by multiplying the Income Base by the applicable Maximum Annual Withdrawal Percentage shown in the tables above.



FINALLY, we determine the EXCESS WITHDRAWALS which are withdrawals in excess of the Maximum Annual Withdrawal Amount. We define Excess Withdrawals as any portion of a withdrawal that causes the total withdrawals in a Benefit Year to exceed the Maximum Annual Withdrawal Amount, including but not limited to any withdrawal in a contract year taken after the Maximum Annual Withdrawal Amount has been withdrawn.


How can the Income Base and Income Credit Base be increased?

On each Benefit Year anniversary during an Income Base Evaluation Period, we determine if the Income Base should be increased based on the maximum Anniversary Value or any available Income Credit.

Maximum Anniversary Value equals the highest Anniversary Value on any Benefit Year anniversary occurring during an Income Base Evaluation Period. On each Benefit Year anniversary during an Income Base Evaluation Period, the Income Base is automatically increased to the Anniversary Value when the Anniversary Value is greater than (a), (b), and (c), where:

     (a) is the cumulative Eligible Purchase Payments; and

     (b) is the current Income Base, increased by the Income Credit, if any; and

     (c) is all previous Anniversary Values during any Income Base Evaluation Period.


On each Benefit Year anniversary during an Income Credit Period, we determine the amount to which the Income Credit Base and/or the Income Base could increase. The components used to determine this amount are:


     (a) the Income Base calculated based on the maximum Anniversary Value; and


     (b) the current Income Base plus the Income Credit, if any.


If (a) is greater than or equal to (b), the Income Credit Base and the Income Base are increased to the current Anniversary Value. If (b) is greater than (a), the Income Base is increased by the Income Credit and the Income Credit Base remains unchanged.

INCREASES TO YOUR INCOME BASE OCCUR ON BENEFIT YEAR ANNIVERSARIES AS DESCRIBED ABOVE. HOWEVER, ELIGIBLE PURCHASE PAYMENTS CAN INCREASE YOUR INCOME BASE AT THE TIME THEY ARE RECEIVED. YOUR INCOME BASE WILL NOT INCREASE EVEN IF YOUR CONTRACT VALUE ON DAYS OTHER THAN THE DAYS IN WHICH WE CONSIDER THE HIGHEST ANNIVERSARY VALUE WAS HIGHER.


In addition, the Income Base can also be increased to at least the Minimum Income Base on the 12th Benefit Year anniversary, PROVIDED NO WITHDRAWALS ARE TAKEN PRIOR TO THAT ANNIVERSARY. If you are eligible for the Minimum Income Base, the Income Base on the 12th Benefit Year anniversary is the greater of (a) and (b), where:


     (a) is the current Income Base, or if the First Extension was elected, the Income Base calculated based on the maximum Anniversary Value; and




     (b) is the Minimum Income Base.



The Income Base and Income Credit Base, if applicable are increased each time subsequent Eligible Purchase Payments are made, and decreased each time an Excess Withdrawal is taken in the same proportion by which the contract value is reduced by the Excess Withdrawal. Other than adjustments made for Excess Withdrawals, the Income Base and Income Credit Base can only be adjusted upwards and subsequent lower Anniversary Values during the Income Base Evaluation Period will not result in a lower Income Base or lower Income Credit Base. The Income Credit Base is not used in the calculation of the contract value or any other benefits under the contract.


What is the fee for MarketLock For Life Plus?

The fee for MarketLock For Life Plus depends on whether you elect to cover one life or two lives.

----------------------------------------------------------------------------------
        NUMBER OF COVERED PERSONS                      ANNUALIZED FEE
----------------------------------------------------------------------------------
 For One Covered Person                             0.95% of Income Base
----------------------------------------------------------------------------------
 For Two Covered Persons                            1.25% of Income Base
----------------------------------------------------------------------------------


The fee will be calculated and deducted quarterly from the portion of your contract value allocated to the Variable Portfolios, starting on the first quarter following the Effective Date and ending upon termination of the Benefit.


An increase in the Income Base due to an adjustment to a higher Anniversary Value, addition of an Income Credit, or subsequent Eligible Purchase Payments will result in an increase to the dollar amount of the fee. The fee of the feature may change at the time of extension and may be different than when you initially elected the feature.


If your contract value falls to zero before the feature has been terminated, the fee will no longer be deducted. We will not assess the quarterly fee if you annuitize your contract before the end of a contract quarter. If the feature is still in effect while your contract value is greater than zero, and you surrender your contract, we will assess a pro-rata charge for the fee if you surrender your contract before the end of a contract quarter. The pro-rata charge is calculated by multiplying the full quarterly fee by the number of days between the date the fee was last assessed and the date of surrender divided by the number of days in a contract quarter.


What are the effects of withdrawals on MarketLock For Life Plus?

The Maximum Annual Withdrawal Amount, the Income Base and Income Credit Base may change over time as a result of the timing and amount of withdrawals. If you take a withdrawal before the 12th Benefit Year Anniversary, your Income Base is not eligible to be increased to the Minimum Income Base.

You may take withdrawals during a contract year that in total are less than or equal to the Maximum Annual Withdrawal Amount which will not reduce the Income Base or Income Credit Base. However, if you choose to take less than the Maximum Annual Withdrawal Amount in any contract year, you may not carry over the unused amount into subsequent years. Your Maximum Annual Withdrawal Amount will not be recalculated solely as a result of taking less than the entire Maximum Annual Withdrawal Amount in any given year.

You should not elect this feature if you plan to take Excess Withdrawals since those withdrawals may significantly reduce or eliminate the value of the feature.

The impact of withdrawals and the effect on each component of MarketLock For Life Plus are further explained below:

     INCOME BASE AND INCOME CREDIT BASE: If the sum of withdrawals in any Benefit Year exceeds the Maximum Annual Withdrawal Amount, the Income Base and Income Credit Base will be reduced for those withdrawals.

     For each Excess Withdrawal taken, the Income Base and Income Credit Base are reduced in the same proportion by which the contract value is reduced by each Excess Withdrawal.

     Since Excess Withdrawals reduce the Income Credit Base, it will result in the reduction of the amount of the Income Credit available in subsequent Benefit Years during the Income Credit Period.

     MAXIMUM ANNUAL WITHDRAWAL AMOUNT: The Maximum Annual Withdrawal Amount is recalculated each time there is a change in the Income Base. Accordingly, if the sum of withdrawals in any contract year does not exceed the Maximum Annual Withdrawal Amount for that year, the Maximum Annual Withdrawal Amount will not change for the next year unless your Income Base is increased (as described above under "HOW ARE THE COMPONENTS FOR MARKETLOCK FOR LIFE PLUS CALCULATED?").

If you take an Excess Withdrawal, the Maximum Annual Withdrawal Amount will be recalculated by multiplying the reduced Income Base by the existing Maximum Annual Withdrawal Percentage. This recalculated Maximum Annual Withdrawal Amount will be available beginning on the next contract anniversary and may be lower than your previous Maximum Annual Withdrawal Amount.


Please remember that all withdrawals, including withdrawals taken under this feature, reduce your contract value and your death benefit and may reduce other benefits under the contract. In addition, withdrawals under this feature will reduce the free withdrawal amount and may be subject to applicable withdrawal charges if in excess of the Maximum Annual Withdrawal Amount. PLEASE SEE ACCESS TO YOUR MONEY ABOVE AND EXPENSES BELOW.


THE OPTIONAL LIVING BENEFITS EXAMPLES APPENDIX PROVIDES EXAMPLES OF THE EFFECTS OF WITHDRAWALS.

Can I extend the Income Base Evaluation Period and Income Credit Period beyond 5 years?

After the initial Income Base Evaluation Period and initial Income Credit Period, you may elect to extend both the Income Base Evaluation Period and Income Credit Period for an additional 5 year period, as long as you have not elected to cancel the feature, and the age of the Covered Person or younger of two Covered Persons is 85 or younger at the time of extension ("First Extension").

After election of the First Extension, as long as you have not elected to cancel the feature and the age of the Covered Person or younger of two Covered Persons is 85 or younger at the time of the next extension, you may elect to extend only the Income Base Evaluation Period for additional 5 year periods ("Subsequent Extensions").

If you have already elected the First Extension and you are at least age 86 but younger than 90, you may elect a Subsequent Extension with the final evaluation occurring prior to your 91st birthday. As a result, your final extension will be for a period of less than 5 years ("Reduced Evaluation Period").

Prior to the end of the initial Income Base Evaluation Period and initial Income Credit Period, and prior to the end of each Income Base Evaluation Period you elect to extend thereafter, we will inform you of the terms of the next extension in writing. We will provide you with an extension election form at least 60 days prior to the end of each evaluation period. If you elect to extend the evaluation period, you must complete the election form and return it to us or advise us as to your intent to extend in a method acceptable to us no later than the end of the current evaluation period.

The fee and investment requirements of the feature may change at the time of extension and may be different than when you initially elected the feature. We guarantee that the current fee as reflected in the Fee Table above, will not increase by more than 0.25% at the time of First Extension.


If you do not elect the First Extension, Subsequent Extensions are not available for election and the Income Base, will not be adjusted for higher Anniversary Values on subsequent Benefit Year anniversaries. However, you can continue to take the Maximum Annual Withdrawal Amount in effect at the end of the last Income Base Evaluation Period, subject to adjustments for Excess Withdrawals. You will continue to pay the fee at the rate that was in effect during the last Income Base Evaluation Period and you will not be permitted to extend the Income Base Evaluation Period in the future. If you have not taken any withdrawals prior to the 12th Benefit Year anniversary, your Income Base will be eligible to be increased to the Minimum Income Base even if you have not elected the First Extension.


Can I extend the Income Credit Period beyond 10 years?

No. The Income Credit Period may not be extended after the end of the First Extension. However, the Income Base Evaluation Period as described above may be extended.


PLEASE SEE ADDITIONAL INFORMATION ABOUT THE OPTIONAL LIVING BENEFITS BELOW FOR MORE INFORMATION REGARDING MARKETLOCK FOR LIFE PLUS.




MARKETLOCK FOR LIFE

When and how may I elect MarketLock For Life?


You may elect MarketLock For Life at the time of contract issue (the "Effective Date"). You cannot elect this feature if you elect any other optional living benefit. You may elect to have the feature cover only your life or the lives of both you and your spouse. We refer to the person or persons whose lifetime withdrawals are guaranteed under MarketLock For Life as the "Covered Person(s)." There are age parameters applicable to this feature which determine whether you can elect the feature and who can qualify as a Covered Person.

If the contract is not owned by a natural person, references to Owner(s) apply to the Annuitants. The tables below provide the age requirement for electing this feature depending on the type of contract you purchase and the number of Covered Persons.

IF YOU ELECT ONE COVERED PERSON:

------------------------------------------------------------------------------------
                                                        COVERED PERSON
                                           -----------------------------------------
                                               MINIMUM AGE         MAXIMUM AGE(1)
------------------------------------------------------------------------------------
                One Owner                          45                    80

------------------------------------------------------------------------------------
              Joint Owners
  (based on the age of the older Owner)            45                    80
------------------------------------------------------------------------------------


IF YOU ELECT TWO COVERED PERSONS:

----------------------------------------------------------------------------------------
                              COVERED PERSON #1                 COVERED PERSON #2
                       -----------------------------------------------------------------
                        MINIMUM AGE     MAXIMUM AGE(1)    MINIMUM AGE     MAXIMUM AGE(1)
----------------------------------------------------------------------------------------
   NON-QUALIFIED:
    Joint Owners             45               80               45               85

----------------------------------------------------------------------------------------
   NON-QUALIFIED:
   One Owner with            45               80               45             N/A(2)
 Spousal Beneficiary
----------------------------------------------------------------------------------------
     QUALIFIED:
   One Owner with            45               80               45             N/A(2)
 Spousal Beneficiary
----------------------------------------------------------------------------------------


(1) The age requirements for optional death benefits and other optional features may be different than those listed here. You must meet the age requirement for those features in order to elect them.

(2) Not applicable because feature availability is based on the younger Covered Person. The spousal beneficiary's age is not considered in determining the maximum issue age of the second Covered Person.

How does MarketLock For Life work?


MarketLock For Life locks in the highest contract anniversary value in determining the Income Base. The Income Base determines the basis of the Covered Person(s)' guaranteed lifetime benefit which may be taken in a series of withdrawals. Each consecutive one-year period starting from the Effective Date is considered a Benefit Year. A new Income Base is automatically locked in on each Benefit Year anniversary during the Income Base Evaluation Period (initially, the first 5 years) following the Effective Date.



You may elect to extend the Income Base Evaluation Period for additional periods. PLEASE SEE "CAN I EXTEND THE INCOME BASE EVALUATION PERIOD BEYOND 5 YEARS?" BELOW.


What determines the Maximum Annual Withdrawal Percentage?


The Maximum Annual Withdrawal Percentage represents the percentage of your Income Base used to calculate the Maximum Annual Withdrawal Amount that you may withdraw each year without decreasing your Income Base. The Maximum Annual Withdrawal Percentage is determined by the age of the Covered Person(s) at the time of the first withdrawal as shown in the table below.


ONE COVERED PERSON

If the feature is elected to cover one life but the contract is jointly owned, then the Covered Person must be the older Owner and the following is applicable:

------------------------------------------------------------------------
                                                       MAXIMUM ANNUAL
           AGE OF THE COVERED PERSON AT                  WITHDRAWAL
             TIME OF FIRST WITHDRAWAL                    PERCENTAGE
------------------------------------------------------------------------
    At least age 45 but prior to 65th birthday        4% of Income Base
------------------------------------------------------------------------
    At least age 65 but prior to 76th birthday        5% of Income Base
------------------------------------------------------------------------
             On or after 76th birthday                6% of Income Base
------------------------------------------------------------------------


TWO COVERED PERSONS

If the feature is elected to cover two lives, the following is applicable:


------------------------------------------------------------------------
  AGE OF THE YOUNGER COVERED PERSON OR SURVIVING       MAXIMUM ANNUAL
                 COVERED PERSON AT                       WITHDRAWAL
             TIME OF FIRST WITHDRAWAL                    PERCENTAGE
------------------------------------------------------------------------
    At least age 45 but prior to 65th birthday        4% of Income Base
------------------------------------------------------------------------
    At least age 65 but prior to 76th birthday      4.75% of Income Base
------------------------------------------------------------------------
             On or after 76th birthday              5.75% of Income Base
------------------------------------------------------------------------




As the original owner, or Continuing Spouse (with a joint life feature) electing to treat the annuity contract as their own, of a Qualified plan under this annuity contract, if you are taking required minimum distributions ("RMD") from this contract, and the amount of the RMD (based only on this contract and using the uniform lifetime table) is greater than the Maximum Annual Withdrawal Amount in any given Benefit Year, no portion of the RMD will be treated as an Excess Withdrawal (defined below). Any portion of a withdrawal in a Benefit Year that is more than the greater of both the Maximum Annual Withdrawal Amount and the RMD amount (as clarified above) will be considered an Excess Withdrawal. If you must take RMD from this contract and want to ensure that these withdrawals are not considered Excess Withdrawals under the feature, your distributions must be set up on the Systematic Withdrawal Program administered by our Annuity Service Center. If you are purchasing this contract by transferring from another IRA and plan to immediately utilize this feature to satisfy RMD, you should take the current year required withdrawal prior to moving your money to this contract since we can only provide one RMD withdrawal per contract year (which may cross over two tax years). Further, if the RMD basis for this tax year was calculated by the investment company from which you are transferring your investment and it is greater than the amount transferred to this contract, we cannot systematically calculate and support the RMD basis. Therefore, you should take the RMD before transferring your investment. PLEASE SEE "WHAT ARE THE EFFECTS OF WITHDRAWALS ON MARKETLOCK FOR LIFE?" BELOW.

Are there investment requirements if I elect MarketLock For Life?

As long as you have not elected to cancel the feature, we require that you allocate your investments in accordance with the investment requirements listed below.

INVESTMENT REQUIREMENTS

You may comply with investment requirements by allocating your investments in one of four ways or if using a DCA Fixed Account or a DCA Program, by indicating your target allocations, in one of four ways:

     1. 100% in the Cash Management Variable Portfolio; or

     2. 100% in either Polaris Portfolio Allocator Model 1, 2 or 3; or

     3. 100% in one or a combination of the following balanced Variable
        Portfolios:

        American Funds Asset Allocation SAST
        Asset Allocation
        Balanced
        Franklin Income Securities Fund
        MFS Total Return; or

     4. In accordance with the requirements outlined in the table below:



------------------------------------------------------------------------------------
     INVESTMENT            INVESTMENT                  VARIABLE PORTFOLIOS
        GROUP              REQUIREMENT                AND/OR FIXED ACCOUNTS
------------------------------------------------------------------------------------
 A. Bond, Cash and         Minimum 30%      Cash Management
    Fixed                 Maximum 100%      Corporate Bond
    Accounts                                Global Bond
                                            Government and Quality Bond
                                            Total Return Bond

                                            DCA FIXED ACCOUNTS
                                            DCA 6-Month
                                            1-Year DCA
                                            2-Year DCA

                                            FIXED ACCOUNTS
                                            1-Year Fixed
------------------------------------------------------------------------------------
 B. Equity Maximum         Minimum 0%       Aggressive Growth
                           Maximum 70%      Alliance Growth
                                            American Funds Asset Allocation SAST
                                            American Funds Global Growth SAST
                                            American Funds Growth SAST
                                            American Funds Growth-Income SAST
                                            Asset Allocation
                                            Balanced
                                            Blue Chip Growth
                                            Capital Appreciation
                                            Davis Venture Value
                                            "Dogs" of Wall Street
                                            Equity Opportunities
                                            Foreign Value
                                            Franklin Income Securities Fund
                                            Franklin Templeton VIP Founding
                                              Funds Allocation Fund
                                            Fundamental Growth
                                            Global Equities
                                            Growth
                                            Growth-Income
                                            High-Yield Bond
                                            International Diversified Equities
                                            International Growth and Income
                                            Lord Abbett Growth and Income
                                            Marsico Focused Growth
                                            MFS Massachusetts Investors Trust
                                            MFS Total Return
                                            Small & Mid Cap Value
                                            Telecom Utility
                                            Van Kampen LIT Capital Growth,
                                              Class II Shares
                                            Van Kampen LIT Comstock,
                                              Class II Shares
                                            Van Kampen LIT Growth and Income,
                                              Class II Shares
------------------------------------------------------------------------------------
 C. Limited Equity         Minimum 0%       Capital Growth
                           Maximum 10%      Emerging Markets
                                            Growth Opportunities
                                            Mid-Cap Growth
                                            Natural Resources
                                            Real Estate
                                            Small Company Value
                                            Technology

------------------------------------------------------------------------------------







The Polaris Portfolio Allocator Models are designed to assist in diversifying your investment across various asset classes which may help minimize the risk that your contract value will be reduced to zero before your death. You may have better investment returns investing in a single asset class or in Variable Portfolios that are not available for investment under this feature. You should consult with your financial representative to assist you in determining whether the Polaris Portfolio Allocator Models are suited for your financial needs and risk tolerance. For details regarding the investment allocations of the Polaris Portfolio Allocator Models, PLEASE SEE POLARIS PORTFOLIO ALLOCATOR PROGRAM ABOVE.



Your allocation instructions accompanying any Purchase Payment as well as target allocations if you invest in a DCA Fixed Account must comply with the investment requirements, listed above, in order for your application or subsequent Purchase Payment to be considered in Good Order. PLEASE SEE ALLOCATION OF PURCHASE PAYMENTS ABOVE. We will automatically enroll you in the Automatic Asset Rebalancing Program, with quarterly rebalancing because market performance and withdrawal activity may result in your contract's allocations going outside these restrictions. This will ensure that your allocations are rebalanced quarterly to comply with the investment requirements for this feature. In addition to quarterly rebalancing, we will initiate rebalancing in accordance with your most current and compliant Automatic Asset Rebalancing instructions on file, after any of the following transactions:


     - any transfer or reallocation you initiate; or

     - any withdrawal you initiate.

Automatic transfers and/or systematic withdrawals will not result in rebalancing. If you make a transfer, you must provide updated rebalancing instructions. If you do not provide new rebalancing instructions at the time you make a transfer, we will change your ongoing rebalancing instructions to reflect the percentage allocations among the new Variable Portfolios resulting from your transfer within the Variable Portfolios ("Default Rebalancing Instructions"). If at any point, for any reason, your rebalancing instructions would result in allocations inconsistent with the investment requirements listed above, we will revert to the last compliant instructions on file. PLEASE SEE AUTOMATIC ASSET REBALANCING PROGRAM ABOVE. You can modify your rebalancing instructions, as long as they are consistent with the investment requirements, at any time by calling the Annuity Service Center.

We reserve the right to change the investment requirements at any time for prospectively issued contracts. We may also revise the investment requirements for any existing contract to the extent Variable Portfolios and/or Fixed Accounts are added, deleted, substituted, merged or otherwise reorganized. We will notify you of any changes to the investment requirements at least 30 days in advance.

How are the components for MarketLock For Life calculated?

FIRST, we determine the ELIGIBLE PURCHASE PAYMENTS, which include:

     1. 100% of Purchase Payments received during the first contract year; and

     2. Purchase Payments received in each of contract years 2-5, capped in each year at an amount equal to 100% of the Purchase Payments received in year 1. This means that if you made a $100,000 Purchase Payment in year 1, Eligible Purchase Payments will include additional Purchase Payments of up to $100,000 contributed in each of contract years 2-5 for a grand total maximum of $500,000 of Eligible Purchase Payments.

Any Purchase Payments made in contract years 2-5 in excess of the annual cap amount as well as all Purchase Payments received after the 5th contract year are considered INELIGIBLE PURCHASE PAYMENTS. The calculation of Eligible Purchase Payments does not include any spousal continuation contributions; however, continuation contributions are included in the calculation of Anniversary Value, as defined below. PLEASE SEE SPOUSAL CONTINUATION BELOW. Total Eligible Purchase Payments are limited to $1,500,000 without prior Company approval.


SECOND, we consider the INCOME BASE EVALUATION PERIOD. The Income Base Evaluation Period is the period of time over which we will consider Anniversary Values. The Income Base Evaluation Period begins on the Effective Date and ends 5 years later. At the end of the Income Base Evaluation Period, you may contact us to extend the Income Base Evaluation Period. PLEASE SEE "CAN I EXTEND THE INCOME BASE EVALUATION PERIOD BEYOND 5 YEARS?" BELOW.


THIRD, we determine the ANNIVERSARY VALUE which equals your contract value on any contract anniversary during the Income Base Evaluation Period minus any Ineligible Purchase Payments.


FOURTH, we determine the INCOME BASE which initially is equal to the first Eligible Purchase Payment. Each year following the Effective Date is a Benefit Year. Only on each Benefit Year anniversary do we determine if the Income Base should be increased based on cumulative Eligible Purchase Payments or the highest Anniversary Value. The calculation and components of this determination are detailed below.


FIFTH, we determine the MAXIMUM ANNUAL WITHDRAWAL AMOUNT, which represents the maximum amount that may be withdrawn each Benefit Year following the Effective Date without reducing the Income Base. The Maximum Annual Withdrawal Amount is calculated by multiplying the Income Base by the applicable Maximum Annual Withdrawal Percentage shown in the tables above.

FINALLY, we determine the EXCESS WITHDRAWALS which are withdrawals in excess of the Maximum Annual Withdrawal Amount. We define Excess Withdrawals as any portion of a withdrawal that causes the total withdrawals in a Benefit Year to exceed the Maximum Annual Withdrawal Amount, including but not limited to any withdrawal in a contract year taken after the Maximum Annual Withdrawal Amount has been withdrawn.

How can the Income Base be increased?

On each Benefit Year anniversary during an Income Base Evaluation Period, we determine if the Income Base should be increased based on the maximum Anniversary Value.

Maximum Anniversary Value equals the highest Anniversary Value on any Benefit Year anniversary occurring during an Income Base Evaluation Period. On each Benefit Year anniversary during an Income Base Evaluation Period, the Income Base is automatically increased to the Anniversary Value when the Anniversary Value is greater than (a), (b), and (c), where:

     (a) is the cumulative Eligible Purchase Payments; and

     (b) is the current Income Base; and

     (c) is all previous Anniversary Values during any Income Base Evaluation Period.

INCREASES TO YOUR INCOME BASE OCCUR ON BENEFIT YEAR ANNIVERSARIES AS DESCRIBED ABOVE. HOWEVER, ELIGIBLE PURCHASE PAYMENTS CAN INCREASE YOUR INCOME BASE AT THE TIME THEY ARE RECEIVED. YOUR INCOME BASE WILL NOT INCREASE EVEN IF YOUR CONTRACT VALUE ON DAYS OTHER THAN THE DAYS IN WHICH WE CONSIDER THE HIGHEST ANNIVERSARY VALUE WAS HIGHER.

What is the fee for MarketLock For Life?

The fee for MarketLock For Life depends on whether you elect to cover one life or two lives. The fee is as follows:

--------------------------------------------------------
   ALL YEARS IN WHICH THE
    FEATURE IS IN EFFECT            ANNUALIZED FEE
--------------------------------------------------------
 For One Covered Person          0.70% of Income Base
--------------------------------------------------------
 For Two Covered Persons         0.95% of Income Base
--------------------------------------------------------


The fee will be calculated and deducted quarterly from the portion of your contract value allocated to the Variable Portfolios, starting on the first quarter following the Effective Date and ending upon termination of the Benefit.

An increase in the Income Base due to an adjustment to a higher Anniversary Value, or subsequent Eligible Purchase Payments will result in an increase to the dollar amount of the fee. The fee of the feature may change at the time of extension and may be different than when you initially elected the feature.


If your contract value falls to zero before the feature has been terminated, the fee will no longer be deducted. We will not assess the quarterly fee if you annuitize your contract before the end of a contract quarter. If the feature is still in effect while your contract value is greater than zero, and you surrender your contract, we will assess a pro-rata charge for the fee if you surrender your contract before the end of a contract quarter. The pro-rata charge is calculated by multiplying the full quarterly fee by the number of days between the date the fee was last assessed and the date of surrender divided by the number of days in a contract quarter.


What are the effects of withdrawals on MarketLock For Life?

The Maximum Annual Withdrawal Amount and the Income Base may change over time as a result of the timing and amount of withdrawals.

You may take withdrawals during a contract year that in total are less than or equal to the Maximum Annual Withdrawal Amount which will not reduce the Income Base. However, if you choose to take less than the Maximum Annual Withdrawal Amount in any contract year, you may not carry over the unused amount into subsequent years. Your Maximum Annual Withdrawal Amount will not be recalculated solely as a result of taking less than the entire Maximum Annual Withdrawal Amount in any given year.

You should not elect this feature if you plan to take Excess Withdrawals since those withdrawals may significantly reduce or eliminate the value of the feature.


The impact of withdrawals and the effect on each component of MarketLock For Life are further explained below:



     INCOME BASE: If the sum of withdrawals in any Benefit Year exceeds the Maximum Annual Withdrawal Amount, the Income Base will be reduced for those withdrawals.



     For each Excess Withdrawal taken, the Income Base is reduced in the same proportion by which the contract value is reduced by each Excess Withdrawal.



     MAXIMUM ANNUAL WITHDRAWAL AMOUNT: The Maximum Annual Withdrawal Amount is recalculated each time there is a change in the Income Base. Accordingly, if the sum of withdrawals in any contract year does not exceed the Maximum Annual Withdrawal Amount for that year, the Maximum Annual Withdrawal Amount will not change for the next year unless your Income Base is increased (as described above under "HOW ARE THE COMPONENTS FOR MARKETLOCK FOR LIFE CALCULATED?").



If you take an Excess Withdrawal, the Maximum Annual Withdrawal Amount will be recalculated by multiplying the reduced Income Base by the existing Maximum Annual Withdrawal Percentage. This recalculated Maximum Annual Withdrawal Amount will be available beginning on the next contract anniversary and may be lower than your previous Maximum Annual Withdrawal Amount.



THE OPTIONAL LIVING BENEFITS EXAMPLES APPENDIX PROVIDES EXAMPLES OF THE EFFECTS OF WITHDRAWALS.

Can I extend the Income Base Evaluation Period beyond 5 years?

After the initial Income Base Evaluation Period, you may elect to extend the Income Base Evaluation Period for an additional 5 year period, as long as you have not elected to cancel the feature, and the age of the Covered Person or younger of two Covered Persons is 85 or younger at the time of extension ("First Extension").

After election of the First Extension, as long as you have not elected to cancel the feature and the age of the Covered Person or younger of two Covered Persons is 85 or younger at the time of the next extension, you may elect to extend the Income Base Evaluation Period for additional 5 year periods ("Subsequent Extensions").

If you have already elected the First Extension and you are at least age 86 but younger than 90, you may elect a Subsequent Extension with the final evaluation occurring prior to your 91st birthday. As a result, your final extension will be for a period of less than 5 years ("Reduced Evaluation Period").

Prior to the end of each Income Base Evaluation Period you elect to extend, we will inform you of the terms of the next extension in writing. We will provide you with an extension election form at least 60 days prior to the end of each Income Base Evaluation Period. If you elect to extend the feature, you must complete the election form and return it to us or advise us as to your intent to extend in a method acceptable to us no later than the end of the current Income Base Evaluation Period.

The fee and investment requirements of the feature may change at the time of extension and may be different than when you initially elected the feature. We guarantee that the current fee as reflected in the Fee Table above, will not increase by more than 0.25% at the time of First Extension.

If you do not elect the First Extension, Subsequent Extensions are no longer available for election and the Income Base, will not be adjusted for higher Anniversary Values on subsequent Benefit Year anniversaries. However, you can continue to take the Maximum Annual Withdrawal Amount in effect at the end of the last Income Base Evaluation Period, subject to adjustments for Excess Withdrawals. You will continue to pay the fee at the rate that was in effect during the last Income Base Evaluation Period and you will not be permitted to extend the Income Base Evaluation Period in the future.


Please remember that all withdrawals, including withdrawals taken under this feature, reduce your contract value and your death benefit and may reduce other benefits under the contract. In addition, withdrawals under this feature will reduce the free withdrawal amount and may be subject to applicable withdrawal charges if in excess of the Maximum Annual Withdrawal Amount. PLEASE SEE ACCESS TO YOUR MONEY ABOVE AND EXPENSES BELOW.



PLEASE SEE ADDITIONAL INFORMATION ABOUT THE OPTIONAL LIVING BENEFITS BELOW FOR MORE INFORMATION REGARDING MARKETLOCK FOR LIFE.





ADDITIONAL INFORMATION ABOUT THE OPTIONAL LIVING BENEFITS



The following provides additional information applicable to all of the optional living benefits ("Living Benefit").



What happens if the contract value is reduced to zero?



All withdrawals from the contract, including withdrawals under this feature, will reduce your contract value. Unfavorable investment experience may also reduce your contract value. If the contract value is reduced to zero but the Income Base is greater than zero, we will continue to pay guaranteed payments under the terms of this feature over the lifetime of the Covered Person(s); however, the Income Base will no longer be increased on the Benefit Year anniversary.



However, for MarketLock Income Plus and MarketLock For Life Plus, if at any time an Excess Withdrawal reduces your contract value to zero, no further benefits will remain under this feature and your contract along with this feature will terminate. An Income Credit is not available if the contract value is reduced to zero, even if a benefit remains payable.



If the contract value is reduced to zero, the contract's other benefits will be terminated. You may no longer make subsequent Purchase Payments or transfers, and no death benefit or future annuity income payments are available. Therefore, you should be aware that, particularly during times of unfavorable investment performance, withdrawals taken under the benefit may reduce the contract value to zero and eliminate any other benefits of the contract.



When the contract value equals zero but a benefit remains payable, to receive any remaining benefit, you must select one of the following options for payment:



     1. The current Maximum Annual Withdrawal Amount, divided equally and paid on a quarterly, semi-annual or annual frequency as selected by you until the date of death of the Covered Person(s); or



     2. Any payment option mutually agreeable between you and us.



If you do not select a payment option above, the remaining benefit will be paid as the current Maximum Annual Withdrawal Amount based on the Maximum Annual Withdrawal Percentage in the table above divided equally and paid on a quarterly basis until the date of death of the Covered Person(s).



Any amounts that we may pay under the feature in excess of your contract value are subject to the Company's financial strength and claims-paying ability.

What happens to my Living Benefit upon a spousal continuation?


If there is one Covered Person and that person dies, the surviving spousal joint owner or spousal beneficiary may elect to:


     1. Make a death claim if the contract value is greater than zero which terminates the Living Benefit and the contract; or



     2. Continue the contract if the contract value is greater than zero, without the Living Benefit and its corresponding fee.


If there are two Covered Persons, upon the death of one Covered Person, the surviving Covered Person may elect to:


     1. Make a death claim if the contract value is greater than zero, which terminates the Living Benefit and the contract; or



     2. Continue the contract with the Living Benefit and its corresponding fee.


The components of the feature in effect at the time of spousal continuation will not change. The surviving Covered Person can elect to receive withdrawals in accordance with the provisions of the feature based on the age of the younger Covered Person at the time the first withdrawal was taken. If no withdrawals were taken prior to the spousal continuation, the Maximum Annual Withdrawal Percentage will be based on the age of the surviving Covered Person at the time the first withdrawal is taken.


If spousal continuation occurs during the Income Base Evaluation Period and/or Income Credit Period, if applicable, the Continuing Spouse will continue to receive any increases to the Income Base during the remaining Income Base Evaluation Period and/or Income Credit Period, if applicable.


If you have elected MarketLock Income Plus or MarketLock For Life Plus, the Continuing Spouse is eligible to receive the Minimum Income Base if no withdrawals have been taken during the first 12 Benefit Years following the Effective Date. PLEASE SEE "IS THERE AN ADDITIONAL GUARANTEE IF I DO NOT TAKE WITHDRAWALS FOR 12 YEARS?"





In addition, the Continuing Spouse will be eligible to elect to extend the Income Base Evaluation Period and the Income Credit Period, if applicable, upon the expiration of the period. PLEASE SEE "CAN I EXTEND THE INCOME BASE EVALUATION PERIOD AND INCOME CREDIT PERIOD BEYOND 5 YEARS?" IF YOU HAVE ELECTED MARKETLOCK INCOME PLUS OR MARKETLOCK FOR LIFE PLUS OR "CAN I EXTEND THE INCOME BASE EVALUATION PERIOD BEYOND 5 YEARS?" IF YOU HAVE ELECTED MARKETLOCK FOR LIFE ABOVE.





Can a non-spousal Beneficiary elect to receive any remaining benefits under my Living Benefit upon the death of the second spouse?



No. Upon the death of the Covered Person(s), if the contract value is greater than zero, a non-spousal beneficiary must make an election under the death benefit provisions of the contract, which terminates the Living Benefit. PLEASE SEE DEATH BENEFITS BELOW.





What happens to my Living Benefit upon the Latest Annuity Date?



If the contract value and the Income Base are greater than zero on the Latest Annuity Date, you must select one of the following options:



     1. Annuitize the contract value under the contract's annuity provisions; or



     2. Elect to receive the current Maximum Annual Withdrawal Amount on the Latest Annuity Date, divided equally and paid on a quarterly, semi-annual or annual frequency as selected by you until the date of death of the Covered Person(s); or



     3. Any payment option mutually agreeable between you and us.



If you do not elect an option listed above, on the Latest Annuity Date, we may annuitize the contract value in accordance with Annuity Income Option 3, as described in ANNUITY INCOME OPTIONS below. At that point, the Accumulation Phase of your contract ends and the Income Phase begins.





Can I elect to cancel my Living Benefit feature?



The Living Benefit may be cancelled by you on the 5th Benefit Year anniversary, the 10th Benefit Year anniversary, or any Benefit Year anniversary after the 10th Benefit Year anniversary. Once you elect to cancel the Living Benefit feature, you will no longer be charged a fee and the guarantees under the benefit are terminated. In addition, the investment requirements for Living Benefit will no longer apply to your contract. You may not extend the Income Base Evaluation Period or Income Credit Period, if applicable, and you may not re-elect or reinstate the Living Benefit after cancellation.



If there are two Covered Persons and upon the death of the first Covered Person, the surviving Covered Person (generally, the Continuing Spouse) may cancel the Living Benefit on the 5th Benefit Year anniversary, the 10th Benefit Year anniversary, or any Benefit Year anniversary after the 10th Benefit Year anniversary following the death of the first Covered Person. Once the surviving Covered Person elects to cancel the feature, the fee will no longer be charged and the guarantees under the benefit will be terminated. In addition, the investment requirements for the Living Benefit will no longer apply to the contract. The surviving Covered Person may not extend the Income Base Evaluation Period or Income Credit Period, if applicable, and may no longer re-elect or reinstate the Living Benefit after cancellation.



Are there circumstances under which my Living Benefit will automatically terminate?



The feature automatically terminates upon the occurrence of one of the following:



     1. Annuitization of the contract; or



     2. Termination or surrender of the contract; or



     3. A death benefit is paid and the contract is terminated; or



     4. Excess Withdrawals reduce the contract value to zero; or



     5. Death of the Covered Person, if only one is elected; or, if two are elected, death of the surviving Covered Person; or



     6. A change that removes all Covered Persons from the contract except as noted below and under "ARE THERE CIRCUMSTANCES UNDER WHICH GUARANTEED WITHDRAWALS FOR TWO COVERED PERSONS, IF ELECTED, TERMINATE FOR ONE OF THE COVERED PERSONS?"



If a change of ownership occurs from a natural person to a non-natural entity, the original natural Owner(s) must also be the Annuitant(s) after the ownership change to prevent termination of the Living Benefit. A change of ownership from a non-natural entity to a natural person can only occur if the new natural Owner(s) was the original natural Annuitant(s) in order to prevent termination of the Living Benefit. Any ownership change is contingent upon prior review and approval by the Company.


Are there circumstances under which guaranteed withdrawals for two Covered Persons, if elected, terminate for one of the Covered Persons?


Under any of the following circumstances, the Living Benefit will provide a guarantee for one Covered Person and not the lifetime of the other Covered
Person:


     1. One of the two Covered Persons is removed from the contract, due to reasons other than death; or

     2. The original spousal joint Owners or spousal beneficiary, who are the Covered Persons, are no longer married at the time of death of the first spouse.


Under these circumstances, the fee for the Living Benefit based on two Covered Persons remains unchanged and the guaranteed withdrawals are payable for one Covered Person only. However, the remaining Covered Person may choose to terminate the feature as described under "CAN I ELECT TO CANCEL MY LIVING BENEFIT FEATURE? ABOVE."



WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE OPTIONAL LIVING BENEFITS AT ANY TIME FOR PROSPECTIVELY ISSUED CONTRACTS AS INDICATED ABOVE. WE ALSO RESERVE THE RIGHT TO MODIFY THE LIVING BENEFITS AT THE TIME OF EXTENSION FOR EXISTING CONTRACTS AS INDICATED ABOVE.



--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                 DEATH BENEFITS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



If you die during the Accumulation Phase of your contract, we pay a death benefit to your Beneficiary. You must select a death benefit option at the time you purchase your contract. Once selected, you cannot change your death benefit option. You should discuss the available options with your financial representative to determine which option is best for you.

We do not pay a death benefit if you die after you begin the Income Phase; your Beneficiary would receive any remaining guaranteed annuity income payments in accordance with the annuity income option you selected. PLEASE SEE ANNUITY INCOME OPTIONS BELOW.


If your contract value is reduced to zero as a result of receiving guaranteed withdrawals under a living benefit feature, no death benefit will be paid. PLEASE SEE OPTIONAL LIVING BENEFITS ABOVE.



You designate your Beneficiary, who will receive any death benefit payments. You may change the Beneficiary at any time, unless you previously made an irrevocable Beneficiary designation. If your contract is jointly owned, the surviving joint Owner is the sole Beneficiary.


We calculate and pay the death benefit when we receive all required paperwork and satisfactory proof of death at the Annuity Service Center. All death benefit calculations discussed below are made as of the day a death benefit request is received by us in Good Order at the Annuity Service Center, (including satisfactory proof of death) if the request is received before Market Close. If the death benefit request is received after Market Close, the death benefit calculations will be as of the next business day. We consider the following satisfactory proof of death:

     1. a certified copy of the death certificate; or

     2. a certified copy of a decree of a court of competent jurisdiction as to the finding of death; or

     3. a written statement by a medical doctor who attended the deceased at the time of death; or

     4. any other proof satisfactory to us.


For contracts in which the aggregate of all Purchase Payments in contracts issued by the Company or its affiliate, AIG SunAmerica Life Assurance Company, to the same owner/Annuitant are in excess of $1,500,000, we reserve the right to limit the death benefit amount that is in excess of contract value at the time we receive all paperwork and satisfactory proof of death. Any limit on the maximum death benefit payable would be mutually agreed upon in writing by you and the Company prior to purchasing the contract.


If a Beneficiary does not elect a settlement option, within 60 days of our receipt of all required paperwork and satisfactory proof of death, we pay a lump sum death benefit to the Beneficiary.

The death benefit must be paid within 5 years of the date of death unless the Beneficiary elects to have it payable in the form of an annuity income option. If the Beneficiary elects an annuity income option, it must be paid over the Beneficiary's lifetime or for a period not extending beyond the Beneficiary's life expectancy. Payments must begin within one year of your death.


If the Beneficiary is the spouse of a deceased owner, he or she can elect to continue the contract at the then current value. PLEASE SEE SPOUSAL CONTINUATION BELOW.



A Beneficiary may also elect to continue the contract and take the death benefit amount in a series of payments based upon the Beneficiary's life expectancy under the Extended Legacy program, if available, described below, subject to the applicable Internal Revenue Code distribution requirements. Payments must begin no later than the first anniversary of death for Non-Qualified contracts or December 31st of the year following the year of death for IRAs. Your Beneficiary cannot participate in the Extended Legacy program if he/she has already elected another settlement option. Beneficiaries who do not begin taking payments within these specified time periods will not be eligible to elect an annuity income option or participate in the Extended Legacy program.



EXTENDED LEGACY PROGRAM AND BENEFICIARY CONTINUATION OPTIONS



The Extended Legacy program, if available, can allow a Beneficiary to take the death benefit amount in the form of annuity income payments over a longer period of time with the flexibility to withdraw more than the IRS required minimum distribution. The contract continues in the original Owner's name for the benefit of the Beneficiary. The Extended Legacy program allows the Beneficiary to take withdrawals in the form of a series of payments similar to the required minimum distributions under an IRA. Generally, IRS required minimum distributions must be made at least annually over a period not to exceed the Beneficiary's life expectancy as determined in the calendar year after the owner's death.



A Beneficiary may withdraw all or a portion of the contract value at any time, name their own Beneficiary to receive any remaining unpaid amount in the contract in the event of their death and make transfers among investment options. Participation in the program may impact certain features of the contract that are detailed in the Death Claim Form. Please see your financial representative for additional information.


If the Beneficiary elects to participate in this program and the contract value is less than the death benefit amount as of the date we receive satisfactory proof of death and all required paperwork, we will increase the contract value by the amount which the death benefit exceeds contract value.

OTHER BENEFICIARY CONTINUATION OPTIONS


Alternatively to the Extended Legacy program, the Beneficiary may also elect to receive the death benefit under a 5-year settlement option. The Beneficiary may take withdrawals as desired, but the entire contract value must be distributed by the fifth anniversary of death for Non-Qualified contracts or by December 31st of the year containing the fifth anniversary of death for IRAs. For IRAs, the 5-year payout option is not available if the date of death is after the required beginning date for distributions (April 1 of the year following the year the original Owner reaches the age of 70 1/2).


Please consult a qualified advisor regarding tax implications of these options and your particular circumstances.




DEATH BENEFIT DEFINED TERMS


The term "Net Purchase Payment" is used frequently in describing the death benefit payable. Net Purchase Payment is an on-going calculation. It does not represent a contract value.


We determine Net Purchase Payments as Purchase Payments less adjustments for withdrawals. Net Purchase Payments are increased by the amount of subsequent Purchase Payments, if any, and reduced for withdrawals, if any, in the same proportion that the contract value was reduced on the date of such withdrawal.


The term "Withdrawal Adjustment" is used if you have elected an optional living benefit, to describe the way in which the amount of the death benefit will be adjusted for withdrawals depending on when you take a withdrawal and the amount of the withdrawal. If cumulative withdrawals for the current contract year are taken prior to your 81st birthday and are less than or equal to the Maximum Annual Withdrawal Amount, the amount of adjustment will equal the amount of each withdrawal. If a withdrawal is taken prior to your 81st birthday and cumulative withdrawals for the current contract year are in excess of the Maximum Annual Withdrawal Amount, the contract value and the death benefit are first reduced by the Maximum Annual Withdrawal Amount. The resulting death benefit is further adjusted by the withdrawal amount in excess of the Maximum Annual Withdrawal Amount by the percentage by which the excess withdrawal reduced the resulting contract value. If a withdrawal is taken on or after your 81st birthday, the amount of adjustment is determined by the percentage by which the withdrawal reduced the contract value.

The term "withdrawals" as used in describing the death benefit options is defined as withdrawals and the fees and charges applicable to those withdrawals.





The Company does not accept Purchase Payments from anyone age 86 or older. Therefore, the death benefit calculations assume that no Purchase Payments are received on or after your 86th birthday.

The standard death benefit and the optional Maximum Anniversary Value death benefit are calculated differently depending on whether you have also elected one of the Optional Living Benefits described above.


STANDARD DEATH BENEFIT


THE FOLLOWING DESCRIBES THE STANDARD DEATH BENEFIT WITHOUT ELECTION OF AN OPTIONAL LIVING BENEFIT:

If the contract is issued prior to your 83rd birthday, the standard death benefit on your contract is the greater of:

     1. Contract value; or

     2. Net Purchase Payments.

If the contract is issued on or after the 83rd birthday but prior to your 86th birthday, the standard death benefit on your contract is the greater of:

     1. Contract value; or

     2. The lesser of:

          a. Net Purchase Payments; or

          b. 125% of Contract Value.

THE FOLLOWING DESCRIBES THE STANDARD DEATH BENEFIT WITH ELECTION OF AN OPTIONAL LIVING BENEFIT:

If the contract is issued prior to your 83rd birthday, the standard death benefit on your contract is the greater of:

     1. Contract value; or

     2. Purchase Payments reduced by any Withdrawal Adjustment.

If the contract is issued on or after the 83rd birthday but prior to your 86th birthday, the standard death benefit on your contract is the greater of:

     1. Contract value; or

     2. The lesser of:


          a. Net Purchase Payments; or


          b. 125% of Contract Value.



OPTIONAL MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT


For an additional fee, you may elect the optional Maximum Anniversary Value death benefit below which can provide greater protection for your beneficiaries. You may only elect the optional Maximum Anniversary Value death benefit at the time you purchase your contract and you cannot change your election thereafter at any time. The fee for the optional Maximum Anniversary Value death benefit is 0.25% of the average daily net asset value allocated to the Variable Portfolios. You may pay for the optional death benefit and your Beneficiary may never receive the benefit once you begin the Income Phase on or before the Latest Annuity Date. The Maximum Anniversary Value death benefit can only be elected prior to your 83rd birthday.



THE FOLLOWING DESCRIBES THE OPTIONAL MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT WITHOUT ELECTION OF AN OPTIONAL LIVING BENEFIT:



The death benefit is the greatest of:



     1. Contract value; or



     2. Net Purchase Payments; or



     3. Maximum anniversary value on any contract anniversary prior to the earlier of your 83rd birthday or date of death, adjusted for any Net Purchase Payments since that anniversary. The anniversary value for any year is equal to the contract value on the applicable contract anniversary.



THE FOLLOWING DESCRIBES THE OPTIONAL MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT WITH ELECTION OF AN OPTIONAL LIVING BENEFIT:



The death benefit is the greatest of:



     1. Contract value; or



     2. Purchase Payments reduced by any Withdrawal Adjustment; or



     3. Maximum anniversary value on any contract anniversary prior to the earlier of your 83rd birthday or date of death, plus Purchase Payments received since that contract anniversary and reduced by any Withdrawal Adjustment since that contract anniversary.


SPOUSAL CONTINUATION

The Continuing Spouse may elect to continue the contract after your death. Generally, the contract, its benefits and elected features, if any, remain the same. The Continuing Spouse is subject to the same fees, charges and expenses applicable to the original owner of the contract. A spousal continuation can only take place once, upon the death of the original owner of the contract. If the Continuing Spouse terminates any optional death benefit or dies after the Latest Annuity Date, no optional death benefit will be payable to the Continuing Spouse's Beneficiary.

To the extent that the Continuing Spouse invests in the Variable Portfolios, they will be subject to investment risk as was the original owner. The Continuing Spouse may not terminate the optional Maximum Anniversary Value death benefit.


Upon a spousal continuation, we will contribute to the contract value an amount by which the death benefit that would have been paid to the Beneficiary upon the death of the original owner, exceeds the contract value ("Continuation Contribution"), if any. We calculate the Continuation Contribution as of the date of the original owner's death. We will add the Continuation Contribution as of the date we receive both the Continuing Spouse's written request to continue the contract and satisfactory proof of death of the original owner ("Continuation Date") at the Annuity Service Center. The Continuation Contribution is not considered a Purchase Payment for the purposes of any other calculations except the death benefit following the Continuing Spouse's death. Generally, the age of the Continuing Spouse on the Continuation Date and on the date of the Continuing Spouse's death will be used in determining any future death benefits under the contract. PLEASE SEE THE SPOUSAL CONTINUATION APPENDIX FOR A DISCUSSION OF THE DEATH BENEFIT CALCULATIONS UPON A CONTINUING SPOUSE'S DEATH.


WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE SPOUSAL CONTINUATION PROVISION (IN ITS ENTIRETY OR ANY COMPONENT) AT ANY TIME FOR PROSPECTIVELY ISSUED CONTRACTS.


PLEASE SEE OPTIONAL LIVING BENEFITS ABOVE FOR INFORMATION ON THE EFFECT OF SPOUSAL CONTINUATION ON THESE BENEFITS.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                    EXPENSES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


There are fees and expenses associated with your contract which reduce your investment return. We will not increase certain contract level fees, such as Separate Account or withdrawal charges for the life of your contract. Underlying Fund fees may increase or decrease.


We intend to profit from the sale of the contracts. Our profit may be derived as a result of a variety of pricing factors including but not limited to the fees and charges assessed under the contract and/or amounts we may receive from an Underlying Fund, its investment adviser and/or subadvisers (or affiliates thereof). PLEASE SEE PAYMENTS IN CONNECTION WITH THE DISTRIBUTION OF THE CONTRACT BELOW. The fees, charges, amounts received from the Underlying Funds (or affiliates thereof) and any resulting profit may be used for any corporate purpose including supporting marketing, distribution and/or administration of the contract and, in its role as an intermediary, the Underlying Funds.




SEPARATE ACCOUNT EXPENSES


The annualized Separate Account expenses is 1.30% of the average daily ending net asset value allocated to the Variable Portfolios. This charge compensates the Company for the mortality and expense risk and the costs of contract distribution assumed by the Company.

Generally, the mortality risks assumed by the Company arise from its contractual obligations to make annuity income payments after the Annuity Date and to provide a death benefit. The expense risk assumed by the Company is that the costs of administering the contracts and the Separate Account will exceed the amount received from the fees and charges assessed under the contract.


If these charges do not cover all of our expenses, we will pay the difference. Likewise, if these charges exceed our expenses, we will keep the difference. The mortality and expense risk charge is expected to result in a profit. Profit may be used for any cost or expense including supporting distribution. PLEASE SEE PAYMENTS IN CONNECTION WITH DISTRIBUTION OF THE CONTRACT BELOW.





WITHDRAWAL CHARGES



The contract provides a free withdrawal amount every contract year. PLEASE SEE ACCESS TO YOUR MONEY ABOVE. You may incur a withdrawal charge if you take a withdrawal in excess of the free withdrawal amount and/or if you fully surrender your contract.


We apply a withdrawal charge against each Purchase Payment you contribute to the contract. After a Purchase Payment has been in the contract for 7 complete years, a withdrawal charge no longer applies to that Purchase Payment. The withdrawal charge percentage declines over time for each Purchase Payment in the contract. The withdrawal charge schedule is as follows:

WITHDRAWAL CHARGE:


-----------------------------------------------------------------------------------------------------------------------
 YEARS SINCE
    PURCHASE
PAYMENT
 RECEIPT              1            2            3            4            5            6            7            8+
-----------------------------------------------------------------------------------------------------------------------
 WITHDRAWAL
 CHARGE               7%           6%           6%           5%           4%           3%           2%           0%
-----------------------------------------------------------------------------------------------------------------------




When calculating the withdrawal charge, we treat withdrawals as coming first from the Purchase Payments that have been in your contract the longest. However, for tax purposes, your withdrawals are considered as coming from earnings first, then Purchase Payments. PLEASE SEE ACCESS TO YOUR MONEY ABOVE.



If you take a partial withdrawal, we reduce the withdrawn amount from the contract value by any applicable withdrawal charges. If you fully surrender your contract value, we deduct any applicable withdrawal charges from the amount surrendered.


We will not assess a withdrawal charge when we pay a death benefit, assess contract fees and/or when you switch to the Income Phase.

Withdrawals made prior to age 59 1/2 may result in tax penalties. PLEASE SEE TAXES BELOW.





UNDERLYING FUND EXPENSES



INVESTMENT MANAGEMENT FEES


Each Variable Portfolio purchases shares of a corresponding Underlying Fund. The Accumulation Unit value for each Variable Portfolio reflects the investment management fees and other expenses of the corresponding Underlying Funds. The Accumulation Unit value for Variable Portfolios that invest in Feeder Funds also will reflect the investment management fee and other expenses of the corresponding Master Fund in which the Feeder Funds invest. These fees may vary. They are not fixed or specified in your annuity contract, rather the Underlying Funds are governed by their own boards of trustees.




12b-1 FEES


Certain Underlying Funds available in this product, including the Feeder Funds, assess a 12b-1 fee of the 0.25% of average daily net assets allocated to those Underlying Funds. Over time these fees will increase the cost of your investment.

There is an annualized 0.25% fee applicable to Class 3 shares of Anchor Series Trust and SunAmerica Series Trust, Class 2 shares of Franklin Templeton Variable Insurance Products Trust, and Class II shares of Van Kampen Life Investment Trust. This amount is generally used to pay financial intermediaries for services provided over the life of your contract.

The 12b-1 fees compensate us for costs associated with the servicing of these shares, including, but not limited to, reimbursing us for expenditures we make to registered representatives in selling firms for providing services to contract owners who are indirect beneficial owners of these shares and for maintaining contract owner accounts.


FOR MORE DETAILED INFORMATION ON THESE UNDERLYING FUND FEES, PLEASE REFER TO THE TRUST PROSPECTUSES.



CONTRACT MAINTENANCE FEE



During the Accumulation Phase, we deduct a contract maintenance fee of $35 from your contract once per year on your contract anniversary. This charge compensates us for the cost of administering your contract. We will deduct the contract maintenance fee on a pro-rata basis from the portion of your contract value allocated to the Variable Portfolios on your contract anniversary. The fee is deducted proportionately from your contract value by redeeming the number of Accumulation Units invested in the Variable Portfolios which equal the amount of the fee. If you withdraw your entire contract value, we will deduct the contract maintenance fee from that withdrawal.


If your contract value is $50,000 or more on your contract anniversary date, we currently waive this fee. This waiver is subject to change without notice.




TRANSFER FEE


We permit 15 free transfers between investment options each contract year. We charge you $25 for each additional transfer that contract year.

OPTIONAL LIVING BENEFITS FEES

The annualized living benefits fees will be assessed as a percentage of the Income Base for all years in which the feature is in effect. The fee depends on whether you elect to cover one life or two lives. The fee will be calculated and deducted quarterly from your contract value, starting on the first quarter following the Effective Date and ending upon termination of the feature. You will be notified of any change in fee prior to the First and Subsequent Extensions. We guarantee that the current fee reflected below will not increase by more than 0.25% at the time of First Extension.

The fee is deducted from the portion of your contract value allocated to the Variable Portfolios starting on the first quarter following the contract issue date and ending upon the termination of the feature. The fee is deducted proportionately from your contract value by redeeming the number of Accumulation Units invested in the Variable Portfolios which equal the amount of the fee. If your contract value falls to zero before the feature has been terminated, the fee will no longer be assessed. We will not assess the quarterly fee if you annuitize your contract or if a death benefit is paid before the end of a contract quarter. If the feature is still in effect and you surrender your contract, we will assess a pro-rata fee if you surrender your contract before the end of a contract quarter. The pro-rata fee is calculated by multiplying the full quarterly fee by the number of days between the date the fee was last assessed and the date of surrender divided by the number of days in that contract quarter.


OPTIONAL MARKETLOCK INCOME PLUS FEE


--------------------------------------------------------
   ALL YEARS IN WHICH THE
    FEATURE IS IN EFFECT            ANNUALIZED FEE
--------------------------------------------------------
 For One Covered Person          1.10% of Income Base
--------------------------------------------------------
 For Two Covered Persons         1.35% of Income Base
--------------------------------------------------------




OPTIONAL MARKETLOCK FOR LIFE PLUS FEE

----------------------------------------------------------------------------------
        NUMBER OF COVERED PERSONS                      ANNUALIZED FEE
----------------------------------------------------------------------------------
 For One Covered Person                             0.95% of Income Base
----------------------------------------------------------------------------------
 For Two Covered Persons                            1.25% of Income Base
----------------------------------------------------------------------------------

OPTIONAL MARKETLOCK FOR LIFE FEE

----------------------------------------------------------------------------------
        NUMBER OF COVERED PERSONS                      ANNUALIZED FEE
----------------------------------------------------------------------------------
 For One Covered Person                             0.70% of Income Base
----------------------------------------------------------------------------------
 For Two Covered Persons                            0.95% of Income Base
----------------------------------------------------------------------------------




OPTIONAL MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT FEE

The fee for the optional Maximum Anniversary Value death benefit is 0.25% of the average daily ending net asset value allocated to the Variable Portfolio(s).

INCOME TAXES

We do not currently deduct income taxes from your contract. We reserve the right to do so in the future.

REDUCTION OR ELIMINATION OF FEES, EXPENSES AND ADDITIONAL AMOUNTS CREDITED

Sometimes sales of contracts to groups of similarly situated individuals may lower our fees and expenses. We reserve the right to reduce or waive certain fees and expenses when this type of sale occurs. In addition, we may also credit additional amounts to contracts sold to such groups. We determine which groups are eligible for this treatment. Some of the criteria we evaluate to make a determination are size of the group; amount of expected Purchase Payments; relationship existing between us and the prospective purchaser; length of time a group of contracts is expected to remain active; purpose of the purchase and whether that purpose increases the likelihood that our expenses will be reduced; and/or any other factors that we believe indicate that fees and expenses may be reduced.


The Company may make such a determination regarding sales to its employees, it affiliates' employees and employees of currently contracted broker-dealers; its registered representatives; and immediate family members of all of those described. Currently, the Company credits an additional amount to contracts sold to the following groups: (1) employees of the Company and its affiliates, and their immediate family members; (2) appointed agents and registered representatives of broker-dealers that sell the Company's and its affiliates' variable contracts, and the agents' and registered representatives' immediate family members; (3) trustees of mutual funds offered in the Company's and its affiliates' variable contracts. The additional amount credited to a contract sold to one of the above individuals will generally equal the commission payable on the initial purchase payment for the contract. This means that the additional amount will generally be in the range of 1.50% to 7.75% of the initial Purchase Payment.


WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE ANY SUCH DETERMINATION OR THE TREATMENT APPLIED TO A PARTICULAR GROUP AT ANY TIME.


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             PAYMENTS IN CONNECTION WITH DISTRIBUTION OF THE CONTACT

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PAYMENTS WE MAKE



We make payments in connection with the distribution of the contracts that generally fall into the three categories below.



COMMISSIONS. Registered representatives of broker-dealers ("selling firms") licensed under federal securities laws and state insurance laws sell the contract to the public. The selling firms have entered into written selling agreements with the Company and SACS. We pay commissions to the selling firms for the sale of your contract. The selling firms are paid commissions for the promotion and sale of the contracts according to one or more schedules. The amount and timing of commissions will vary depending on the selling firm and its selling agreement with us. For example, as one option, we may pay upfront commission only, up to a maximum 7.75% of each Purchase Payment you invest (which may include promotional amounts we may pay periodically as commission specials). Another option may be a lower upfront commission on each Purchase Payment, with a trail commission of up to a maximum 1.50% of contract value annually.



The registered representative who sells you the contract typically receives a portion of the compensation we pay to his/her selling firm, depending on the agreement between the selling firms and its registered representative and their internal compensation program. We are not involved in determining your registered representatives' compensation.



ADDITIONAL CASH COMPENSATION. We may enter into agreements to pay selling firms support fees in the form of additional cash compensation ("revenue sharing"). These revenue sharing payments may be intended to reimburse the selling firms for specific expenses incurred or may be based on sales, certain assets under management, longevity of assets invested with us and/or a flat fee. Asset-based payments primarily create incentives to service and maintain previously sold contracts. Sales-based payments primarily create incentives to make new sales of contracts.



These revenue sharing payments may be consideration for, among other things, product placement/preference and visibility, greater access to train and educate the selling firm's registered representatives about our contracts, our participation in sales conferences and educational seminars and for selling firms to perform due diligence on our contracts. The amount of these fees may be tied to the anticipated level of our access in that selling firm.



We enter into such revenue sharing arrangements in our discretion and we may negotiate customized arrangements with selling firms, including affiliated and non-affiliated selling firms based on various factors. These special compensation arrangements are not offered to all selling firms and the terms of such arrangements may vary between selling firms depending on, among other things, the level and type of marketing and distribution support provided, assets under management and the volume and size of the sales of our contracts.



If allowed by his or her selling firm, a registered representative may purchase a contract on a basis in which a bonus amount is credited to the contract. PLEASE SEE REDUCTION OR ELIMINATION OF FEES, EXPENSES AND ADDITIONAL AMOUNTS CREDITED ABOVE.



We provide a list of selling firms to whom we paid annual amounts greater than $5,000 under these revenue sharing arrangements in 2008 in the Statement of Additional Information which is available upon request.



We do not assess a specific charge directly to you or your separate account assets in order to cover commissions and other sales expenses and incentives we pay. However, we anticipate recovering these amounts from our profits which are derived from the fees and charges collected under the contract. We hope to benefit from these revenue sharing arrangements through increased sales of our contracts and greater customer service support.



NON-CASH COMPENSATION. Some registered representatives may receive various types of non-cash compensation such as gifts, promotional items and entertainment in connection with our marketing efforts. We may also pay for registered representatives to attend educational and/or business seminars. Any such compensation is paid in accordance with SEC and FINRA rules.



Revenue sharing arrangements may provide selling firms and/or their registered representatives with an incentive to favor sales of our contracts over other variable annuity contracts (or other investments) with respect to which a selling firm does not receive the same level of additional compensation. You should discuss with your selling firm and/or registered representative how they are compensated for sales of a contract and/or any resulting real or perceived conflicts of interest. You may wish to take such revenue sharing arrangements into account when considering or evaluating any recommendation relating to this contract.



PAYMENTS WE RECEIVE



We may directly or indirectly receive revenue sharing payments from the Trusts, their investment advisers, sub-advisers and/or distributors (or affiliates thereof), in connection with certain administrative, marketing and other services we provide and related expenses we incur. The availability of these revenue sharing arrangements creates an incentive for us to seek and offer Underlying Funds (and classes of shares of such Underlying Funds) that make such payments to us. Other Underlying Funds (or available classes of shares) may have lower fees and better overall investment performance. Not all Trusts pay the same amount of revenue sharing. Therefore, the amount of fees we collect may be greater or smaller based on the Underlying Funds you select.



We generally receive three kinds of payments described below.



RULE 12b-1 OR SERVICE FEES. We receive 12b-1 fees of up to 0.25% or service fees of up to 0.50% of the average daily net assets in certain Underlying Funds, including the Feeder Funds. These fees are deducted directly from the assets of the Underlying Funds. PLEASE SEE EXPENSES ABOVE.



ADMINISTRATIVE, MARKETING AND SUPPORT SERVICE FEES. We receive compensation of up to 0.50% annually based on assets under management from certain Trusts' investment advisers, subadvisers and/or distributors (or affiliates thereof). These payments may be derived, in whole or in part, from the investment management fees deducted from assets of the Underlying Funds. Contract Owners, through their indirect investment in the Trusts, bear the costs of these investment management fees, which in turn will reduce the return on your investment. These amounts are generally based on assets under management from certain Trusts' investment advisers or their affiliates and vary by Trust. Some investment advisers, subadvisers and/or distributors (or affiliates thereof) pay us more than others. Such amounts received from SAAMCo, our wholly-owned subsidiary, are not expected to exceed 0.50% annually based on assets under management.



OTHER PAYMENTS. Certain investment advisers, subadvisers and/or distributors (or affiliates thereof) may help offset the costs we incur for marketing activities and training to support sales of the Underlying Funds in the contract. These amounts are paid voluntarily and may provide such advisers and/or subadvisers access to national and regional sales conferences attended by our employees and registered representatives. The amounts paid depend on the nature of the meetings, the number of meetings attended, the costs expected to be incurred and the level of the subadviser's participation.



In addition, we (and our affiliates) may receive occasional gifts, entertainment or other compensation as an incentive to market the Underlying Funds and to cooperate with their marketing efforts. As a result of these payments, the investment advisers, subadvisers and/or distributors (or affiliates thereof) may benefit from increased access to our wholesalers and to our affiliates involved in the distribution of the contract.


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                             ANNUITY INCOME OPTIONS
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ANNUITY DATE



During the Income Phase, we use the money accumulated in your contract to make regular annuity income payments to you. You may begin the Income Phase any time after your second contract anniversary. You must provide us with a written request of the date you want annuity income payments to begin and send your request to the Annuity Service Center. Your annuity date is the first day of the month you select annuity income payments to begin ("Annuity Date"). You may change your Annuity Date by sending a written request to the Annuity Service Center, so long as you do so at least seven days before the annuity income payments are scheduled to begin. Except as indicated under Option 5 below, once you begin receiving annuity income payments, you cannot otherwise access your money through a withdrawal or surrender.



We do not pay a death benefit to your Beneficiary once you begin the Income Phase. PLEASE SEE DEATH BENEFITS ABOVE.



If your contract value is reduced to zero as a result of receiving guaranteed withdrawals under a living benefit feature, no annuity income payments will be available. PLEASE SEE OPTIONAL LIVING BENEFITS ABOVE.



Annuity income payments must begin on or before your Latest Annuity Date. If the Annuity Date is past your 85th birthday, your contract could lose its status as an annuity under Federal tax laws. This may cause you to incur adverse tax consequences. In addition, most Qualified contracts require you to take minimum distributions after you reach age 70 1/2. PLEASE SEE TAXES BELOW.





ANNUITY INCOME OPTIONS


You must contact us to select an annuity income option by sending a written request to our Annuity Service Center. Once you begin receiving annuity income payments, you cannot change your income option before beginning the Income Phase. If you elect to receive annuity income payments but do not select an income option, your annuity income payments shall be in accordance with Option 4 for a period of 10 years; for annuity income payments based on joint lives, the default is Option 3 for a period of 10 years.

We base our calculation of annuity income payments on the life expectancy of the Annuitant and the annuity rates set forth in your contract. As the contract owner, you may change the Annuitant at any time prior to the Annuity Date. You must notify us if the Annuitant dies before the Annuity Date and designate a new Annuitant. If we do not receive a new annuitant election, you may not select an annuity income option based on the life of the Annuitant.

ANNUITY INCOME OPTION 1 - LIFE INCOME ANNUITY

This option provides annuity income payments for the life of the Annuitant. Annuity income payments end when the Annuitant dies.

ANNUITY INCOME OPTION 2 - JOINT AND SURVIVOR LIFE INCOME ANNUITY

This option provides annuity income payments for the life of the Annuitant and for the life of another designated person. Upon the death of either person, we will continue to make annuity income payments during the lifetime of the survivor. Annuity income payments end when the survivor dies.

ANNUITY INCOME OPTION 3 - JOINT AND SURVIVOR LIFE INCOME ANNUITY WITH 10 OR 20 YEARS GUARANTEED

This option is similar to Option 2 above, with an additional guarantee of payments for at least 10 or 20 years, depending on the period chosen. If the Annuitant and the survivor die before all of the guaranteed annuity income payments have been made, the remaining annuity income payments are made to the Beneficiary under your contract.

ANNUITY INCOME OPTION 4 - LIFE INCOME ANNUITY WITH 10 OR 20 YEARS GUARANTEED

This option is similar to income Option 1 above with an additional guarantee of payments for at least 10 or 20 years, depending on the period chosen. If the Annuitant dies before all guaranteed annuity income payments are made, the remaining annuity income payments are made to the Beneficiary under your contract.

ANNUITY INCOME OPTION 5 - INCOME FOR A SPECIFIED PERIOD

This option provides annuity income payments for a guaranteed period ranging from 5 to 30 years, depending on the period chosen. If the Annuitant dies before all the guaranteed annuity income payments are made, the remaining annuity income payments are made to the Beneficiary under your contract. Additionally, if variable annuity income payments are elected under this option, you (or the Beneficiary under the contract if the Annuitant dies prior to all guaranteed annuity income payments being made) may redeem any remaining guaranteed variable annuity income payments after the Annuity Date. The amount available upon such redemption would be the discounted present value of any remaining guaranteed variable annuity income payments.

If provided for in your contract, any applicable withdrawal charge will be deducted from the discounted value as if you fully surrendered your contract.

The value of an Annuity Unit, regardless of the option chosen, takes into account separate account charges which includes a mortality and expense risk charge. Since Option 5 does not contain an element of mortality risk, no benefit is derived from this charge.

Please see the Statement of Additional Information for a more detailed discussion of the annuity income options.

FIXED OR VARIABLE ANNUITY INCOME PAYMENTS



You can choose annuity income payments that are fixed, variable or both. Unless otherwise elected, if at the date when annuity income payments begin you are invested in the Variable Portfolios only, your annuity income payments will be variable and if your money is only in Fixed Accounts at that time, your annuity income payments will be fixed in amount. Further, if you are invested in both Fixed Accounts and Variable Portfolios when annuity income payments begin, your payments will be fixed and variable, unless otherwise elected. If annuity income payments are fixed, the Company guarantees the amount of each payment. If the annuity income payments are variable, the amount is not guaranteed.





ANNUITY INCOME PAYMENTS


We make annuity income payments on a monthly, quarterly, semi-annual or annual basis. You instruct us to send you a check or to have the payments directly deposited into your bank account. If state law allows, we distribute annuities with a contract value of $5,000 or less in a lump sum. Also, if state law allows and the selected annuity income option results in annuity income payments of less than $50 per payment, we may decrease the frequency of payments.

If you are invested in the Variable Portfolios after the Annuity Date, your annuity income payments vary depending on the following:

     - for life income options, your age when annuity income payments begin; and

     - the contract value attributable to the Variable Portfolios on the Annuity Date; and

     - the 3.5% assumed investment rate used in the annuity table for the contract; and

     - the performance of the Variable Portfolios in which you are invested during the time you receive annuity income payments.

If you are invested in both the Fixed Accounts and the Variable Portfolios after the Annuity Date, the allocation of funds between the Fixed Accounts and Variable Portfolios also impacts the amount of your annuity income payments.

The value of variable annuity income payments, if elected, is based on an assumed interest rate ("AIR") of 3.5% compounded annually. Variable annuity income payments generally increase or decrease from one annuity income payment date to the next based upon the performance of the applicable Variable Portfolios. If the performance of the Variable Portfolios selected is equal to the AIR, the annuity income payments will remain constant. If performance of Variable Portfolios is greater than the AIR, the annuity income payments will increase and if it is less than the AIR, the annuity income payments will decline.




TRANSFERS DURING THE INCOME PHASE


During the Income Phase, only one transfer per month is permitted between the Variable Portfolios. No other transfers are allowed during the Income Phase. Transfers will be effected for the last NYSE business day of the month in which we receive your request for the transfer.




DEFERMENT OF PAYMENTS



We may defer making fixed payments for up to six months, or less if required by law. Interest is credited to you during the deferral period. PLEASE SEE ACCESS TO YOUR MONEY ABOVE FOR A DISCUSSION OF WHEN PAYMENTS FROM A VARIABLE PORTFOLIO MAY BE SUSPENDED OR POSTPONED.


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                                      TAXES
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NOTE:  THE BASIC SUMMARY BELOW ADDRESSES BROAD FEDERAL TAXATION MATTERS, AND
GENERALLY DOES NOT ADDRESS STATE TAXATION ISSUES OR QUESTIONS. IT IS NOT TAX ADVICE. WE CAUTION YOU TO SEEK COMPETENT TAX ADVICE ABOUT YOUR OWN CIRCUMSTANCES. WE DO NOT GUARANTEE THE TAX STATUS OF YOUR ANNUITY. TAX LAWS CONSTANTLY CHANGE; THEREFORE, WE CANNOT GUARANTEE THAT THE INFORMATION CONTAINED HEREIN IS COMPLETE AND/OR ACCURATE. WE HAVE INCLUDED AN ADDITIONAL DISCUSSION REGARDING TAXES IN THE STATEMENT OF ADDITIONAL INFORMATION.




ANNUITY CONTRACTS IN GENERAL


The Internal Revenue Code ("IRC") provides for special rules regarding the tax treatment of annuity contracts. Generally, taxes on the earnings in your annuity contract are deferred until you take the money out. Qualified retirement investments that satisfy specific tax and ERISA requirements automatically provide tax deferral regardless of whether the underlying contract is an annuity, a trust, or a custodial account. Different rules apply depending on how you take the money out and whether your contract is Qualified or Non-Qualified.

If you do not purchase your contract under a pension plan, a specially sponsored employer program or an Individual Retirement Account ("IRA"), your contract is referred to as a Non-Qualified contract. A Non-Qualified contract receives different tax treatment than a Qualified contract. In general, your cost in a Non-Qualified contract is equal to the Purchase Payments you put into the contract. You have already been taxed on the cost basis in your contract.

If you purchase your contract under a pension plan, a specially sponsored employer program, as an individual retirement annuity, or under an IRA, your contract is referred to as a Qualified Contract. Examples of qualified plans or arrangements are: Individual Retirement Annuities and IRAs, Roth IRAs, Tax-Sheltered Annuities (also referred to as 403(b) annuities or 403(b) contracts), plans of self-employed individuals (often referred to as H.R. 10 Plans or

Keogh Plans), pension and profit sharing plans including 401(k) plans, and governmental 457(b) plans. Typically, for employer plans and tax-deductible IRA contributions, you have not paid any tax on the Purchase Payments used to buy your contract and therefore, you have no cost basis in your contract. However, you normally will have a cost basis in a Roth IRA, a Roth 403(b) or a Roth 401(k) account, and you may have cost basis in a traditional IRA or in another Qualified Contract.


AGGREGATION OF CONTRACTS

All Non-Qualified contracts that are issued by us (or our affiliates) to you during any calendar year will be treated as one annuity contract for purposes of determining the taxable amount of any distribution.




TAX TREATMENT OF DISTRIBUTIONS - NON-QUALIFIED CONTRACTS



If you make partial or total withdrawals from a Non-Qualified contract, the IRC generally treats such withdrawals as coming first from taxable earnings and then coming from your Purchase Payments. Purchase Payments made prior to August 14, 1982, however, are an important exception to this general rule, and for tax purposes generally are treated as being distributed first, before either the earnings on those contributions, or other Purchase Payments and earnings in the contract. If you annuitize your contract, a portion of each annuity income payment will be considered, for tax purposes, to be a return of a portion of your Purchase Payment, generally until you have received all of your Purchase Payment. Any portion of each annuity income payment that is considered a return of your Purchase Payment will not be taxed. Additionally, the taxable portion of any withdrawals, whether annuitized or other withdrawals, generally is subject to applicable state and/or local income taxes, and may be subject to an additional 10% penalty tax unless withdrawn in conjunction with the following circumstances:


     - after attaining age 59 1/2;

     - when paid to your Beneficiary after you die;

     - after you become disabled (as defined in the IRC);


     - when paid as a part of a series of substantially equal periodic payments (not less frequently than annually) made for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated beneficiary for a period of 5 years or attainment of age 59 1/2, whichever is later;


     - under an immediate annuity contract;


     - when attributable to Purchase Payments made prior to August 14, 1982.





TAX TREATMENT OF DISTRIBUTIONS - QUALIFIED CONTRACTS (INCLUDING GOVERNMENTAL 457(b) ELIGIBLE DEFERRED COMPENSATION PLANS)


Generally, you have not paid any taxes on the Purchase Payments used to buy a Qualified contract. As a result, most amounts withdrawn from the contract or received as annuity income payments will be taxable income. Exceptions to this general rule include withdrawals attributable to after-tax Roth IRA, Roth 403(b), and Roth 401(k) contributions. Withdrawals from Roth IRAs are generally treated for federal tax purposes as coming first from the Roth contributions that have already been taxed, and as entirely tax free. Withdrawals from Roth 403(b) and Roth 401(k) accounts, and withdrawals generally from Qualified contracts, are treated generally as coming pro-rata from amounts that already have been taxed and amounts that are taxed upon withdrawal. Withdrawals from Roth IRA, Roth 403(b) and Roth 401(k) accounts which satisfy certain qualification requirements, including at least five years in a Roth account under the plan or IRA and either attainment of age 59 1/2, death or disability (or, if an IRA for the purchase of a first home), will not be subject to federal income taxation.

The taxable portion of any withdrawal or income payment from a Qualified contract will be subject to an additional 10% penalty tax, under the IRC, except in the following circumstances:

     - after attainment of age 59 1/2;

     - when paid to your Beneficiary after you die;

     - after you become disabled (as defined in the IRC);

     - as a part of a series of substantially equal periodic payments (not less frequently than annually) made for your life (or life expectancy) or the joint lives (or joint expectancies) of you and your designated Beneficiary for a period of 5 years or attainment of age 59 1/2, whichever is later;

     - payments to employees after separation from service after attainment of age 55 (does not apply to IRAs);

     - dividends paid with respect to stock of a corporation described in IRC
       Section 404(k);

     - for payment of medical expenses to the extent such withdrawals do not exceed limitations set by the IRC for deductible amounts paid during the taxable year for medical care;

     - payments to alternate payees pursuant to a qualified domestic relations order (does not apply to IRAs);

     - for payment of health insurance if you are unemployed and meet certain requirements;

     - distributions from IRAs for higher education expenses;

     - distributions from IRAs for first home purchases;

     - amounts distributed from a Code Section 457(b) plan other than to the extent such amounts in a governmental Code Section 457(b) plan represent rollovers from an IRA or employer-sponsored plan to which the 10% penalty would otherwise apply and which are treated as distributed from a Qualified plan for purposes of the premature distribution penalty.

The IRC limits the withdrawal of an employee's voluntary Purchase Payments from a Tax-Sheltered Annuity (TSA). Withdrawals can only be made when an Owner: (1) reaches age 59 1/2; (2) severs employment with the employer; (3) dies; (4) becomes disabled (as defined in the IRC); or (5) experiences a financial hardship (as defined in the IRC). In the case of hardship, the owner can only withdraw Purchase Payments. Additional plan limitations may also apply. Amounts held in a TSA annuity contract as of December 31, 1988 are not subject to these restrictions.

Qualifying transfers of amounts from one TSA contract to another TSA contract under section 403(b) or to a custodial account under section 403(b)(7), and qualifying transfers to a state defined benefit plan to purchase service credits, are not considered distributions, and thus are not subject to these withdrawal limitations. If amounts are transferred from a custodial account described in Code section 403(b)(7) to this contract the transferred amount will retain the custodial account withdrawal restrictions.

Transfers among 403(b) annuities and/or 403(b)(7) custodial accounts generally are subject to rules set out in the Code, regulations, IRS pronouncements, and other applicable legal authorities.


On July 26, 2007, the Department of the Treasury published final 403(b) regulations that were largely effective on January 1, 2009. These comprehensive regulations include several new rules and requirements, such as a requirement that employers maintain their 403(b) plans pursuant to a written plan. The final regulations, subsequent IRS guidance, and the terms of the written plan may impose new restrictions on both new and existing contracts, including restrictions on the availability of loans, distributions, transfers and exchanges, regardless of when a contract was purchased. Effective January 1, 2009, the Company no longer accepts new premium (including contributions, transfers and exchanges) into new or existing 403(b) contracts.



Prior to the effective date of the final regulations, provisions applicable to tax-free transfers and exchanges of 403(b) annuity contracts or custodial accounts became effective September 25, 2007, replacing existing rules under IRS Revenue Ruling 90-24 ("90-24 transfer"). Under these new rules, transfers and exchanges (both referred to below as "transfers") are available only to the extent permitted under the employer's 403(b) plan once established. Additionally, transfers occurring after September 24, 2007 that did not comply with these new rules might have become taxable on January 1, 2009, or the date of the transfer, whichever is later. If you make a transfer to a contract or custodial account that is not part of the employer's 403(b) plan (other than a transfer to a different plan), and the provider and employer failed to enter into an information sharing agreement by January 1, 2009, the transfer would be considered a "failed" transfer that is subject to tax. Additional guidance issued by the IRS generally permits a failed transfer to be corrected no later than June 30, 2009 by re-transferring to a contract or custodial account that is part of the employer's 403(b) plan or that is subject to an information-sharing agreement with the employer.



In general, certain contracts originally established by a 90-24 transfer prior to September 25, 2007 are exempt (or grandfathered) from some of the requirements of the final regulations; provided that no salary reduction or other contributions have ever been made to the contract, and that no additional transfers are made to the contract on or after September 25, 2007. Further, contracts that are not grandfathered were generally required to be part of, and subject to the requirements of an employer's 403(b) plan upon its establishment, but no later than by January 1, 2009.


The new rules in the final regulations generally do not affect a participant's ability to transfer some or all of a 403(b) account to a state-defined benefit plan to purchase service credits, where such a transfer is otherwise consistent with applicable rules and requirements and with the terms of the employer's plan.

You may wish to discuss the new regulations and/or the general information above with your tax advisor.

Withdrawals from other Qualified contracts are often limited by the IRC and by the employer's plan.

If you are purchasing the contract as an investment vehicle for a trust under a Qualified Plan, you should consider that the contract does not provide any additional tax-deferral benefits beyond the treatment provided by the trust itself. In addition, if the contract itself is a qualifying arrangement (as with a 403(b) annuity or Individual Retirement Annuity), the contract generally does not provide tax deferral benefits beyond the treatment provided to alternative qualifying arrangements such as trusts or custodial accounts. However, in both cases the contract offers features and benefits that other investments may not offer. You and your financial representative should carefully consider whether the features and benefits, including the investment options, lifetime annuity income options, and protection through living benefits, death benefits and other benefits provided under an annuity contract issued in connection with a Qualified contract are suitable for your needs and objectives and are appropriate in light of the expense.

REQUIRED MINIMUM DISTRIBUTIONS



Generally, the IRC requires that you begin taking annual distributions from Qualified annuity contracts by April 1 of the calendar year following the later of (1) the calendar year in which you attain age 70 1/2 or (2) the calendar year in which you separate from service from the employer sponsoring the plan. If you own a traditional IRA, you must begin receiving minimum distributions for the year in which you reach age 70 1/2. You can delay taking your first distribution until the following year; however, you must take your distribution on or before April 1 of that same following year. It is important to note that if you choose to delay your first distribution, you will be required to withdraw your second required minimum distribution on or before December 31 in that same year. For each year thereafter, you must withdraw your required minimum distribution by December 31. However, The Worker, Retiree, and Employer Recovery Act of 2008, eliminated the 2009 minimum distribution requirement from most eligible retirement plans.


If you own more than one TSA, you may be permitted to take your annual distributions in any combination from your TSAs. A similar rule applies if you own more than one IRA. However, you cannot satisfy this distribution requirement for your TSA contract by taking a distribution from an IRA, and you cannot satisfy the requirement for your IRA by taking a distribution from a TSA.

You may be subject to a surrender charge on withdrawals taken to meet minimum distribution requirements, if the withdrawals exceed the contract's maximum penalty free amount.

Failure to satisfy the minimum distribution requirements may result in a tax penalty. You should consult your tax advisor for more information.

You may elect to have the required minimum distribution amount on your contract calculated and withdrawn each year under the automatic withdrawal option. You may select monthly, quarterly, semiannual, or annual withdrawals for this purpose. This service is provided as a courtesy and we do not guarantee the accuracy of our calculations. Accordingly, we recommend you consult your tax advisor concerning your required minimum distribution. You may terminate your election for automated minimum distribution at any time by sending a written request to our Annuity Service Center. We reserve the right to change or discontinue this service at any time.

The IRS issued regulations, effective January 1, 2003, regarding required minimum distributions from Qualified annuity contracts. One of the regulations effective January 1, 2006 requires that the annuity contract value used to determine required minimum distributions include the actuarial value of other benefits under the contract, such as optional death benefits and living benefits. This regulation does not apply to required minimum distributions made under an irrevocable annuity income option. You should discuss the effect of these new regulations with your tax advisor.




TAX TREATMENT OF DEATH BENEFITS


Any death benefits paid under the contract are taxable to the Beneficiary. The rules governing the taxation of payments from an annuity contract, as discussed above, generally apply whether the death benefits are paid as lump sum or as annuity income payments. Estate taxes may also apply.

Certain enhanced death benefits may be purchased under your contract. Although these types of benefits are used as investment protection and should not give rise to any adverse tax effects, the IRS could take the position that some or all of the charges for these death benefits should be treated as a partial withdrawal from the contract. In that case, the amount of the partial withdrawal may be includible in taxable income and subject to the 10% penalty if the owner is under 59 1/2.

If you own a Qualified contract and purchase these enhanced death benefits, the IRS may consider these benefits "incidental death benefits" or "life insurance." The IRC imposes limits on the amount of the incidental benefits and/or life insurance allowable for Qualified contracts and the employer-sponsored plans under which they are purchased. If the death benefit(s) selected by you are considered to exceed these limits, the benefit(s) could result in taxable income to the owner of the Qualified contract, and in some cases could adversely impact the qualified status of the Qualified contract or the plan. You should consult your tax advisor regarding these features and benefits prior to purchasing a contract.

TAX TREATMENT OF OPTIONAL LIVING BENEFITS

Generally, we will treat amounts credited to the contract value under the optional living benefit guarantees, for income tax purposes, as earnings in the contract. Payments in accordance with such guarantees after the contract value has been reduced to zero may be treated for tax purposes as amounts received as an annuity, if the other requirements for such treatment are satisfied. All payments or withdrawals after cost basis has been reduced to zero, whether or not under such a guarantee, will be treated as taxable amounts.

If available and you elect an optional living benefit, the application of certain tax rules, including those rules relating to distributions from your contract, are not entirely clear. Such benefits are not intended to adversely affect the tax treatment of distributions or of the contract. However, you should be aware that little such guidance is available. You should consult a tax advisor before electing an optional living benefit.

CONTRACTS OWNED BY A TRUST OR CORPORATION



A Trust or Corporation ("Non-Natural Owner") that is considering purchasing this contract should consult a tax advisor. Generally, the IRC does not treat a Non-Qualified contract owned by a Non-Natural Owner as an annuity contract for Federal income tax purposes. The non-natural owner pays tax currently on the contract's value in excess of the owner's cost basis. However, this treatment is not applied to a contract held by a trust or other entity as an agent for a natural person nor to contracts held by Qualified Plans. Please see the Statement of Additional Information for a more detailed discussion of the potential adverse tax consequences associated with non-natural ownership of a Non-Qualified annuity contract.





GIFTS, PLEDGES AND/OR ASSIGNMENTS OF A CONTRACT



If you transfer ownership of your Non-Qualified contract to a person other than your spouse (or former spouse incident to divorce) as a gift you will pay federal income tax on the contract's cash value to the extent it exceeds your cost basis. The recipient's cost basis will be increased by the amount on which you will pay federal taxes. In addition, the IRC treats any assignment or pledge (or agreement to assign or pledge) of any portion of a Non-Qualified contract as a withdrawal. Please see the Statement of Additional Information for a more detailed discussion regarding potential tax consequences of gifting, assigning, or pledging a Non-Qualified contract.


The IRC prohibits Qualified annuity contracts including IRAs from being transferred, assigned or pledged as security for a loan. This prohibition, however, generally does not apply to loans under an employer-sponsored plan (including loans from the annuity contract) that satisfy certain requirements, provided that: (a) the plan is not an unfunded deferred compensation plan; and
(b) the plan funding vehicle is not an IRA.




DIVERSIFICATION AND INVESTOR CONTROL


The IRC imposes certain diversification requirements on the underlying investments for a variable annuity. We believe that the manager of the Underlying Funds monitors the Funds so as to comply with these requirements. To be treated as a variable annuity for tax purposes, the Underlying Funds must meet these requirements.


The diversification regulations do not provide guidance as to the circumstances under which you, and not the Company, would be considered the owner of the shares of the Variable Portfolios under your Non-Qualified contract, because of the degree of control you exercise over the underlying investments. This diversification requirement is sometimes referred to as "investor control." The determination of whether you possess sufficient incidents of ownership over Variable Portfolio assets to be deemed the owner of the Underlying Funds depends on all of the relevant facts and circumstances. However, IRS Revenue Ruling 2003-91 provides that an annuity owner's ability to choose among general investment strategies either at the time of the initial purchase or thereafter, does not constitute control sufficient to cause the contract holder to be treated as the owner of the Variable Portfolios. The Revenue Ruling provides that if, based on all the facts and circumstances, you do not have direct or indirect control over the Separate Account or any Variable Portfolio asset, then you do not possess sufficient incidents of ownership over the assets supporting the annuity to be deemed the owner of the assets for federal income tax purposes. If any guidance is provided which is considered a new position, then the guidance should generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean that you, as the owner of the Non-Qualified contract, could be treated as the owner of the Underlying Fund. Due to the uncertainty in this area, we reserve the right to modify the contract in an attempt to maintain favorable tax treatment.


These investor control limitations generally do not apply to Qualified contracts, which are referred to as "Pension Plan Contracts" for purposes of this rule, although the limitations could be applied to Qualified contracts in the future.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                OTHER INFORMATION
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


THE DISTRIBUTOR



SunAmerica Capital Services, Inc. ("SACS"), Harborside Financial Center, 3200 Plaza 5, Jersey City, NJ 07311-4992, distributes the contracts. SACS, an affiliate of the Company, is a registered broker-dealer under the Securities Exchange Act of 1934, as amended and is a member of the Financial Industry Regulatory Authority ("FINRA") formerly known as the National Association of Securities Dealers, Inc. No underwriting fees are retained by SACS in connection with the distribution of the contracts.





THE COMPANY



First SunAmerica Life Insurance Company ("First SunAmerica") is a stock life insurance company originally organized under the laws of the state of New York on December 5, 1978. Its principal place of business is 70 Pine Street, New York, New York 10270. First SunAmerica conducts life insurance and annuity business only in the state of New York.



OWNERSHIP STRUCTURE OF THE COMPANY



First SunAmerica is an indirect, wholly owned subsidiary of American International Group, Inc. ("AIG"), a Delaware corporation.

AIG is a holding company which through its subsidiaries is engaged in a broad range of insurance and insurance related activities, financial services, retirement services and asset management. In September 2008, AIG experienced a severe strain on its liquidity that resulted in AIG, on September 22, 2008, entering into an $85 billion revolving credit facility and a guarantee and pledge agreement with the Federal Reserve Bank of New York ("NY Fed"). The credit facility obligations are guaranteed by certain AIG subsidiaries and the obligations are secured by a pledge of certain assets of AIG and its subsidiaries. The Company is not a guarantor of the credit facility obligations and it has not pledged any assets to secure those obligations.



Pursuant to the terms of the credit facility, effective, March 4, 2009, the AIG Credit Facility Trust, a trust established for the sole benefit of the United States Treasury (the "Trust"), became the controlling stockholder of AIG through the issuance of AIG's Series C Perpetual, Convertible, Participating Preferred Stock (the "Stock"). The change of control does not in any way alter the Company's obligations to you.



Additional details regarding the transactions with the NY Fed, including subsequent modifications to the credit facility, AIG's participation under the Troubled Assets Relief Program ("TARP") and AIG's restructuring plans can be found in AIG's Form 10-K and subsequent filings on Form 10-K/A as well as in the financial statements of the Company and the Separate Account. For information on how to locate these financial statements, SEE FINANCIAL STATEMENTS, BELOW.



In connection with the preparation of its annual report on Form 10-K for the year ended December 31, 2008, AIG management assessed whether AIG has the ability to continue operations as a going concern for the next 12 months. Based on the U.S. government's continuing commitment, the agreements in principle and the other expected transactions with the NY Fed and the United States Department of the Treasury, AIG management's plans to stabilize AIG's businesses and dispose of its non-core assets, and after consideration of the risks and uncertainties to such plans, AIG management believes that it will have adequate liquidity to finance and operate AIG's businesses, execute its asset disposition plan and repay its obligations during this period. It is possible that the actual outcome of one or more of AIG management's plans could be materially different, or that one or more of AIG management's significant judgments or estimates about the potential effects of these risks and uncertainties could prove to be materially incorrect. If one or more of these possible outcomes is realized, AIG may need additional U.S. government support to meet its obligations as they come due, including obligations under the support agreement discussed below and/or to provide capital support to its subsidiaries, such as the Company should such a need arise.



OPERATION OF THE COMPANY



The operations of the Company are influenced by many factors, including general economic conditions, monetary and fiscal policies of the federal government, and policies of state and other regulatory authorities. The level of sales of the Company's financial products is influenced by many factors, including general market rates of interest, the strength, weakness and volatility of equity markets, terms and conditions of competing financial products and the relative value of its brand. The financial condition of AIG and rating downgrades beginning late in the third quarter of 2008, the uncertainties associated with AIG's restructuring plan and other AIG-related news also has an impact on the Company's sales.



The Company is exposed to market risk, policyholder behavior risk and mortality/longevity risk. Market volatility may result in increased risks related to death and living guaranteed benefits on the variable annuity products, as well as reduced fee income in the case of assets held in the separate accounts. These guaranteed benefits are sensitive to equity market conditions. The Company primarily uses capital market hedging strategies to help cover the risk of paying guaranteed living benefits in excess of account values as a result of significant downturns in equity markets. The Company has treaties to reinsure a portion of the guaranteed minimum income benefits and guaranteed death benefits for equity and mortality risk on some of its older contracts. Such risk mitigation may or may not reduce the volatility of net income and capital and surplus resulting from equity market volatility.



The Company is regulated for the benefit of contract owners by the insurance regulator in its state of domicile; and also by all state insurance departments where it is licensed to conduct business. The Company is required by its regulators to hold a specified amount of reserves in order to meet its contractual obligations to contract owners. Insurance regulations also require the Company to maintain additional surplus to protect against a financial impairment the amount of which is based on the risks inherent in the Company's operations.


THE SEPARATE ACCOUNT


First SunAmerica originally established the Separate Account, FS Variable Separate Account, under New York law on September 9, 1994.



The Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended.



Purchase Payments you make that are allocated to the Variable Portfolios are invested in the Separate Account. The Company owns the assets in the Separate Account and invests them on your behalf, according to your instructions. Purchase Payments invested in the Separate Account are not guaranteed and will fluctuate with the value of the Variable

Portfolios you select. Therefore, you assume all of the investment risk for contract value allocated to the Variable Portfolios. These assets are kept separate from our General Account and may not be charged with liabilities arising from any other business we may conduct. Additionally, income gains and losses (realized and unrealized) resulting from assets in the Separate Account are credited to or charged against the Separate Account without regard to other income gains or losses of the Company.



You benefit from dividends received by the Separate Account through an increase in your unit value. The Company expects to benefit from these dividends through tax credits and corporate dividends received deductions; however, these corporate deductions are not passed back to the Separate Account or to contract owners.





THE GENERAL ACCOUNT



Obligations that are paid out of the Company's general account ("General Account") include any amounts you have allocated to available Fixed Accounts , including any interest credited thereon, and amounts owed under your contract for death and/or living benefits which are in excess of portions of contract value allocated to the Variable Portfolios. Therefore, payments of these obligations are subject to our financial strength and claims paying ability, and our long term ability to make such payments.



The General Account assets are invested in accordance with applicable state regulation. These assets are exposed to the typical risks normally associated with a portfolio of fixed income securities, namely interest rate, option, liquidity and credit risk. The Company manages its exposure to these risks by, among other things, closely monitoring and matching the duration and cash flows of its assets and liabilities, monitoring or limiting prepayment and extension risk in its portfolio, maintaining a large percentage of its portfolio in highly liquid securities and engaging in a disciplined process of underwriting, reviewing and monitoring credit risk. With respect to the living benefits available in your contract, we also manage interest rate and certain market risk through a hedging strategy in the portfolio and we may require that those who elect a living benefit allocate their Purchase Payments in accordance with specified investment parameters.



FINANCIAL STATEMENTS



There are three sets of financial statements included in the Registration Statement. The financial statements of the Company and the Separate Account are available by requesting a copy of the Statement of Additional Information. The financial statements of AIG are incorporated by reference herein. Information about how to obtain these documents is provided below.



THE COMPANY AND THE SEPARATE ACCOUNT



The financial statements of the Company and the Separate Account are required to be provided because you must look to those entities directly to satisfy our obligations to you under the Contract.



AIG SUPPORT AGREEMENT



AIG's 10-K is incorporated herein by reference because there is a Support Agreement in place whereby AIG has agreed to cause the Company to maintain a minimum net worth and liquidity to meet its policy obligations. The Support Agreement requires AIG to make payments solely to the Company and not to the policyholders. A policyholder cannot proceed against AIG on its own behalf. All actions under the Support Agreement must be brought by the Company, or if the Company fails to assert its rights, in a representative capacity by a policyholder on behalf of the Company.



The consolidated financial statements and financial statement schedules (including management's assessment of the effectiveness of internal control over financial reporting) of AIG included in AIG's Annual Report on Form 10-K for the year ended December 31, 2008, File No. 001-08787, filed on March 2, 2009, and on Form 10-K/A filed on March 13, 2009, are incorporated herein by reference in the prospectus in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.



Please note that the SEC allows us to "incorporate by reference" some of the information the Company and AIG files with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus.



INSTRUCTIONS TO OBTAIN FINANCIAL STATEMENTS



We encourage both existing and prospective contract owners to read and understand the financial statements.



The financial statements are available by requesting a free copy of the Statement of Additional Information by calling (800) 445-7862 or by using the request form on the last page of this prospectus.



AIG is subject to the informational requirements of the Exchange Act of 1934 and as a result files reports and other information with the SEC to meet those requirements. AIG files this information electronically via EDGAR and it is available to the public through the SEC's website at www.sec.gov.

You can also inspect and copy this information at SEC public facilities at the following locations:


WASHINGTON, DISTRICT OF COLUMBIA
100 F. Street, N.E., Room 1580
Washington, DC 20549

CHICAGO, ILLINOIS
175 W. Jackson Boulevard
Chicago, IL 60604

NEW YORK, NEW YORK
3 World Financial, Room 4300
New York, NY 10281




To obtain copies by mail, contact the Washington, D.C. location. After you pay the fees as prescribed by the rules and regulations of the SEC, the required documents are mailed. The Company will provide without charge to each person to whom this prospectus is delivered, upon written or oral request, a copy of the above documents incorporated by reference. Requests for these documents should be directed to the Company's Annuity Service Center, as follows:



By Mail:
Annuity Service Center
P.O. Box 54299
Los Angeles, California 90054-0299
Telephone Number: (800) 445-7862





ADMINISTRATION



We are responsible for the administrative servicing of your contract. Please contact our Annuity Service Center at (800) 445-7862, if you have any comment, question or service request.



We send out transaction confirmations and quarterly statements. During the Accumulation Phase, you will receive confirmation of transactions within your contract. Transactions made pursuant to contractual or systematic agreements, such as dollar cost averaging, may be confirmed quarterly. Purchase Payments received through the automatic payment plan or a salary reduction arrangement, may also be confirmed quarterly. For all other transactions, we send confirmations. It is your responsibility to review these documents carefully and notify our Annuity Service Center of any inaccuracies immediately. We investigate all inquiries. Depending on the facts and circumstances, we may retroactively adjust your contract, provided you notify us of your concern within 30 days of receiving the transaction confirmation or quarterly statement. Any other adjustments we deem warranted are made as of the time we receive notice of the error. If you fail to notify our Annuity Service Center of any mistakes or inaccuracy within 30 days of receiving the transaction confirmation or quarterly statement, we will deem you to have ratified the transaction.



LEGAL PROCEEDINGS



There are no pending legal proceedings affecting the Separate Account. Various lawsuits against the Company have arisen in the ordinary course of business. In addition, various federal, state and other regulatory agencies may from time to time review, examine or inquire into the operations, practices and procedures of the Company, such as through financial examinations, market conduct exams or regulatory inquiries. In management's opinion, these matters are not material in relation to the financial position of the Company.





REGISTRATION STATEMENTS


Registration statements under the Securities Act of 1933, as amended, related to the contracts offered by this prospectus are on file with the SEC. This prospectus does not contain all of the information contained in the registration statements and exhibits. For further information regarding the Separate Account, the Company and its general account, the Variable Portfolios and the contract, please refer to the registration statements and exhibits.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                              TABLE OF CONTENTS OF
                       STATEMENT OF ADDITIONAL INFORMATION
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


Additional information concerning the operations of the Separate Account is contained in the Statement of Additional Information, which is available without charge upon written request. Please use the request form at the back of this prospectus and send it to our Annuity Service Center at P.O. Box 54299, Los Angeles, California 90054-0299 or by calling (800) 445-7862. The table of contents of the SAI are listed below.



Separate Account
General Account
Support Agreement Between the Company and AIG
Master-Feeder Structure
Performance Data
Annuity Income Payments
Annuity Unit Values
Taxes
Broker-Dealer Firms Receiving Revenue Sharing
  Payments
Distribution of Contracts
Financial Statements

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
           APPENDIX A - DEATH BENEFITS FOLLOWING SPOUSAL CONTINUATION
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The following details the standard and Maximum Anniversary Value death benefits payable upon the Continuing Spouse's death. The death benefit we will pay to the new Beneficiary chosen by the Continuing Spouse varies depending on the death benefit option elected by the original owner of the contract, whether optional living benefits were elected, the age of the Continuing Spouse as of the Continuation Date and the Continuing Spouse's date of death.

Capitalized terms used in this Appendix have the same meaning as they have in the prospectus.

The term "Continuation Net Purchase Payment" is used frequently in describing the death benefit payable upon a spousal continuation. We define Continuation Net Purchase Payment as Net Purchase Payments made on or after the Continuation Date. For the purpose of calculating Continuation Net Purchase Payments, the amount that equals the contract value on the Continuation Date, including the Continuation Contribution, is considered a Purchase Payment.

The term "Continuation Purchase Payment" is used to describe the death benefit payable upon a spousal continuation. We define Continuation Purchase Payment as Purchase Payments made on or after the Continuation Date.

The term "withdrawals" as used in describing the death benefits is defined as withdrawals and the fees and charges applicable to those withdrawals.

The term "Withdrawal Adjustment" is used if an optional living benefit had been elected, to describe the way in which the amount of the death benefit will be adjusted for withdrawals depending on when the Continuing Spouse takes a withdrawal and the amount of the withdrawal. If cumulative withdrawals for the current contract year are taken prior to the Continuing Spouse's 81st birthday and are less than or equal to the Maximum Annual Withdrawal Amount, the amount of adjustment will equal the amount of each withdrawal. If a withdrawal is taken prior to your 81st birthday and cumulative withdrawals for the current contract year are in excess of the Maximum Annual Withdrawal Amount, the contract value and the death benefit are first reduced by the Maximum Annual Withdrawal Amount. The resulting death benefit is further adjusted by the withdrawal amount in excess of the Maximum Annual Withdrawal Amount by the percentage by which the excess withdrawal reduced the resulting contract value. If a withdrawal is taken on or after your 81st birthday, the amount of adjustment is determined by the percentage by which the withdrawal reduced the contract value.

THE COMPANY WILL NOT ACCEPT PURCHASE PAYMENTS FROM ANYONE AGE 86 OR OLDER. THEREFORE, THE DEATH BENEFIT CALCULATIONS DESCRIBED BELOW ASSUME THAT NO PURCHASE PAYMENTS ARE RECEIVED ON OR AFTER THE CONTINUING SPOUSE'S 86TH BIRTHDAY.

The standard death benefit and the optional Maximum Anniversary Value death benefit are calculated differently depending on whether the original owner had elected one of the Optional Living Benefits, described above.

A. STANDARD AND MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT PAYABLE UPON CONTINUING SPOUSE'S DEATH:

THE FOLLOWING DESCRIBES THE STANDARD DEATH BENEFIT AND THE OPTIONAL MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT WITHOUT ELECTION OF AN OPTIONAL LIVING BENEFIT:

     1.  STANDARD DEATH BENEFIT

          If the Continuing Spouse is age 82 or younger on the Continuation Date, the death benefit will be the greater of:

          a.  Contract value; or

          b.  Continuation Net Purchase Payments.

          If the Continuing Spouse is age 83-85 on the Continuation Date, the death benefit will be the greater of:

          a.  Contract value; or

          b.  The lesser of:

             (1) Continuation Net Purchase Payments; or

             (2) 125% of the contract value.

          If the Continuing Spouse is age 86 or older on the Continuation Date, the death benefit is equal to the contract value.

     2.  OPTIONAL MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT

          If the Continuing Spouse is age 82 or younger on the Continuation Date, the death benefit will be the greatest of:

          a.  Contract value; or

          b.  Continuation Net Purchase Payments; or


          c. Maximum anniversary value on any contract anniversary that occurred after the Continuation Date, but prior to the earlier of the Continuing Spouse's 83rd birthday or date of death, adjusted for any Continuation Net Purchase Payments received since that anniversary. The anniversary values for any year is equal to the contract value on the applicable anniversary after the Continuation Date.


          If the Continuing Spouse is age 83-85 on the Continuation Date, the death benefit will be the

          Standard Death Benefit described above and the optional Maximum Anniversary Value death benefit fee will no longer be deducted as of the Continuation Date.

          If the Continuing Spouse is age 86 or older on the Continuation Date, the death benefit is equal to contract value and the optional Maximum Anniversary Value death benefit fee will no longer be deducted as of the Continuation Date.

THE FOLLOWING DESCRIBES THE STANDARD DEATH BENEFIT AND THE OPTIONAL MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT WITH ELECTION OF AN OPTIONAL LIVING BENEFIT:

     1.  STANDARD DEATH BENEFIT

          If the Continuing Spouse is age 82 or younger on the Continuation Date, the death benefit will be the greater of:

          a. Contract value; or

          b. Continuation Purchase Payments reduced by any Withdrawal Adjustment after the Continuation Date.

          If the Continuing Spouse is age 83-85 on the Continuation Date, the death benefit will be the greater of:

          a. Contract value; or

          b. The lesser of:


               (1) Continuation Net Purchase Payments; or


               (2) 125% of contract value.


          If the Continuing Spouse is age 86 or older on the Continuation Date, the death benefit is equal to contract value.


     2.  OPTIONAL MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT

          If the Continuing Spouse is age 82 or younger on the Continuation Date, the death benefit will be the greatest of:

          1. Contract value; or

          2. Continuation Purchase Payments reduced by any Withdrawal Adjustment after the Continuation Date; or


          3. Maximum anniversary value on any contract anniversary that occurred after the Continuation Date, but prior to the earlier of the Continuing Spouse's 83rd birthday or date of death, plus Continuation Purchase Payments received and reduced by any Withdrawal Adjustment since that anniversary. The anniversary value for any year is equal to the contract value on the applicable contract anniversary after the Continuation Date.


          If the Continuing Spouse is age 83-85 on the Continuation Date, the death benefit will be the Standard Death Benefit with election of an Optional Living Benefit, described above and the optional Maximum Anniversary Value death benefit fee will no longer be deducted as of the Continuation Date.

          If the Continuing Spouse is age 86 or older on the Continuation Date, the death benefit is equal to contract value and the optional Maximum Anniversary Value death benefit fee will no longer be deducted as of the Continuation Date.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE SPOUSAL CONTINUATION PROVISION (IN ITS ENTIRETY OR ANY COMPONENT) AT ANY TIME FOR PROSPECTIVELY ISSUED CONTRACTS.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                 APPENDIX B - OPTIONAL LIVING BENEFITS EXAMPLES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


The following examples demonstrate the operation of the MarketLock Income Plus, MarketLock For Life Plus and MarketLock For Life features:


MARKETLOCK INCOME PLUS EXAMPLES

The following examples demonstrate the operation of the MarketLock Income Plus feature:

EXAMPLE 1:

Assume you elect MarketLock Income Plus and you invest a single Purchase Payment of $100,000, and you make no additional Purchase Payments, and no withdrawals before the 1st contract anniversary. Assume that on your 1st contract anniversary, your contract value is $103,000.


Your initial Income Base and Income Credit Base are equal to 100% of your Eligible Purchase Payments, or $100,000. Your Income Credit on the 1st anniversary is the Net Income Credit Percentage (6%) multiplied by the Income Credit Base ($100,000) which equals $6,000. On your 1st contract anniversary, your Income Base is equal to the greatest of your current Income Base ($100,000), your contract value ($103,000), or your Income Credit plus your current Income Base ($6,000 + $100,000). Assume your Maximum Annual Withdrawal Percentage is 5%, then your Maximum Annual Withdrawal Amount if you were to start taking withdrawals after the 1st anniversary is 5% of the Income Base
(5% x $106,000 = $5,300). Therefore, as of your 1st contract anniversary, you may take withdrawals of up to $5,300 each year as long as the Covered Person(s) is(are) alive and you do not take any Excess Withdrawals.


EXAMPLE 2 - IMPACT OF SUBSEQUENT ELIGIBLE PURCHASE PAYMENTS WITH NO WITHDRAWALS
            AND NO MAXIMUM ANNIVERSARY VALUES:

Assume you elect MarketLock Income Plus, you invest an initial Purchase Payment of $100,000, you make subsequent Purchase Payments of $120,000 in year 2, $30,000 in year 5, and $50,000 in year 6, and you take no withdrawals before the 6th contract anniversary. Assume further that on your 1st contract anniversary, your contract value increases to $103,000, but through each subsequent contract year, there is effectively 0% growth net of fees in your contract value. Therefore, your Income Base and Income Credit Base do not increase due to a maximum Anniversary Value. Your contract values, Income Bases, Income Credit Bases, Income Credits, and Maximum Annual Withdrawal Amounts are given as follows:

----------------------------------------------------------------------------------
                                                                         MAXIMUM
                                                                         ANNUAL
                CONTRACT       INCOME        INCOME        INCOME      WITHDRAWAL
 ANNIVERSARY      VALUE         BASE       CREDIT BASE     CREDIT        AMOUNT
----------------------------------------------------------------------------------
     1st        $103,000      $106,000      $100,000       $6,000        $5,300
----------------------------------------------------------------------------------
     2nd        $223,000      $218,000      $200,000       $12,000       $10,900
----------------------------------------------------------------------------------
     3rd        $223,000      $230,000      $200,000       $12,000       $11,500
----------------------------------------------------------------------------------
     4th        $223,000      $242,000      $200,000       $12,000       $12,100
----------------------------------------------------------------------------------
     5th        $253,000      $285,800      $230,000       $13,800       $14,290
----------------------------------------------------------------------------------
     6th        $303,000      $299,600      $230,000       $13,800       $14,980
----------------------------------------------------------------------------------


Since the Income Base equals the Income Base at the beginning of that Benefit Year plus the subsequent Eligible Purchase Payments made in year 2, your new Income Base at the time of deposit equals $206,000 ($106,000 + $100,000). $20,000 of the $120,000 Purchase Payment is considered Ineligible Purchase Payments because it exceeds the Eligible Purchase Payment made in the 1st contract year. On your 2nd anniversary, your Income Credit is $12,000
(6% x $200,000) and your Income Base equals $218,000 ($206,000 + $12,000). Your
Income Base is not increased to the $223,000 contract value because the highest Anniversary Value is reduced for $20,000 of Ineligible Purchase Payments. Assuming your Maximum Annual Withdrawal Percentage at that time is 5%, then your Maximum Annual Withdrawal Amount would be $10,900 if you were to start taking withdrawals after the 2nd anniversary (5% of the $218,000 Income Base). However, continuing to assume you do not take any withdrawals in years 3 and 4, your Income Base will increase by your Income Credit and as a result, your Maximum Annual Withdrawal Amount will also increase. After your Purchase Payment in year 5, your new Income Base at the time of deposit equals $272,000
($242,000 + $30,000). On your 5th anniversary, your Income Credit Base is $230,000 and your Income Credit equals $13,800 ($230,000 x 6%). Your Income Base equals $285,800 ($272,000 + $13,800). Any Purchase Payments made on or after your 5th contract anniversary are considered Ineligible Purchase Payments. Therefore, your $50,000 Purchase Payment in year 6 will not increase the Income Base, Income Credit Base, or Income Credit. Therefore, if you elect to extend your Income Credit Period, your Income Base is $299,600 ($285,800 + $13,800). If you were to start taking withdrawals after the 6th anniversary, and your Maximum Annual Withdrawal Percentage at that time remains at 5%, your Maximum Annual Withdrawal Amount would be $14,980 (5% of the $299,600 Income Base). If you do not take any Excess Withdrawals and begin taking withdrawals as of the 6th anniversary, you may take up to $14,980 each year as long as the Covered Person(s) is(are) alive.

EXAMPLE 3 - IMPACT OF MAXIMUM ANNIVERSARY VALUES:

Assume you elect MarketLock Income Plus and you invest a single Purchase Payment of $100,000, and you make no additional Purchase Payments. Assume that your contract values, Income Bases, Income Credit Bases, Income Credits, and Maximum Annual Withdrawal Amount are as follows:

----------------------------------------------------------------------------------
                                                                         MAXIMUM
                                             INCOME                      ANNUAL
                CONTRACT       INCOME        CREDIT        INCOME      WITHDRAWAL
 ANNIVERSARY      VALUE         BASE          BASE         CREDIT        AMOUNT
----------------------------------------------------------------------------------
     1st        $103,000      $106,000      $100,000       $6,000        $5,300
----------------------------------------------------------------------------------
     2nd        $115,000      $115,000      $115,000        N/A*         $5,750
----------------------------------------------------------------------------------
     3rd        $107,000      $121,900      $115,000       $6,900        $6,095
----------------------------------------------------------------------------------
     4th        $110,000      $128,800      $115,000       $6,900        $6,440
----------------------------------------------------------------------------------
     5th        $140,000      $140,000      $140,000        N/A*         $7,000
----------------------------------------------------------------------------------
     6th        $145,000      $148,400      $140,000       $8,400        $7,420
----------------------------------------------------------------------------------


* The Income Base calculated based on the maximum Anniversary Value is greater than the Income Credit plus the Income Base; therefore, the Income Credit Base and Income Base are increased to the current Anniversary value, and the Income Base is not increased by the Income Credit.

On your 6th anniversary, if you elect to extend your Income Credit Period, your Contract Value is $145,000, and your Income Base is stepped-up to $148,400 and Income Credit Base remains unchanged. Assume your Maximum Annual Withdrawal Percentage is 5%, then your Maximum Annual Withdrawal Amount if you were to start taking withdrawals would be $7,420 (5% of the $148,400 Income Base). Therefore, if you do not take any Excess Withdrawals and begin taking withdrawals as of the 6th anniversary, you may take up to $7,420 each year as long as the Covered Person(s) is(are) alive.

EXAMPLE 4 - IMPACT OF WITHDRAWALS IN EXCESS OF MAXIMUM ANNUAL WITHDRAWAL AMOUNT:


Assume you elect MarketLock Income Plus, and you invest a single Purchase Payment of $100,000 with no additional Purchase Payments and no withdrawals before the 6th contract anniversary. Contract values, Income Bases, Income Credit Bases, and Income Credits are as described in Example 3 above. Also assume that during your 7th contract year, after your 6th contract anniversary, your contract value is $107,920 and you make a withdrawal of $11,440. Because the withdrawal is greater than your Maximum Annual Withdrawal Amount ($7,420), this withdrawal includes an Excess Withdrawal. In this case, the amount of the Excess Withdrawal is the total amount of the withdrawal less your Maximum Annual Withdrawal Amount ($11,440 - $7,420), or $4,020. First, we process the portion of your withdrawal that is not the Excess Withdrawal, which is $7,420. Your contract value after this portion of the withdrawal is $100,500
($107,920 - $7,420), but your Income Base and Income Credit Base are unchanged. Next, we recalculate your Income Base, Income Credit Base and Income Credit by reducing the Income Base and Income Credit Base by the proportion by which the contract value was reduced by the Excess Withdrawal ($4,020 / $100,500 = 4%). The Income Base is adjusted to $142,464, or $148,400 * 96%. The Income Credit Base is adjusted to $134,400, or $140,000 * 96%. Your new Income Credit is 6% of your new Income Credit Base (6% * $134,400), which equals $8,064. Your new Maximum Annual Withdrawal Amount is your Income Base multiplied by your Maximum Annual Withdrawal Percentage ($142,464 * 5%), which equals $7,123.20. Therefore, if you do not take additional excess withdrawals, you may take up to $7,123.20 each year as long as the Covered Person(s) is(are) alive.


EXAMPLE 5 - IMPACT OF WITHDRAWALS WITHOUT MAXIMUM ANNIVERSARY VALUES


Assume you elect MarketLock Income Plus and you invest a single Purchase Payment of $100,000. You make no additional Purchase Payments and no withdrawals before the 8th contract anniversary. Assume further that on your 1st contract anniversary, your contract value increases to $103,000, but through each subsequent contract year, there is effectively 0% growth net of fees in your contract value. Therefore, your Income Base and Income Credit Base do not increase due to a maximum Anniversary Value. Assume that your contract values, Income Bases, Income Credit Bases, Income Credits, and Maximum Annual Withdrawal Amount are as follows:


----------------------------------------------------------------------------------
                                                                         MAXIMUM
                                             INCOME                      ANNUAL
                CONTRACT       INCOME        CREDIT        INCOME      WITHDRAWAL
 ANNIVERSARY      VALUE         BASE          BASE         CREDIT        AMOUNT
----------------------------------------------------------------------------------
     1st        $103,000      $106,000      $100,000       $6,000        $5,300
----------------------------------------------------------------------------------
     2nd        $103,000      $112,000      $100,000       $6,000        $5,600
----------------------------------------------------------------------------------
     3rd        $103,000      $118,000      $100,000       $6,000        $5,900
----------------------------------------------------------------------------------
     4th        $103,000      $124,000      $100,000       $6,000        $6,200
----------------------------------------------------------------------------------
     5th        $103,000      $130,000      $100,000       $6,000        $6,500
----------------------------------------------------------------------------------
     6th        $103,000      $136,000      $100,000       $6,000        $6,800
----------------------------------------------------------------------------------
     7th        $103,000      $142,000      $100,000       $6,000        $7,100
----------------------------------------------------------------------------------
     8th        $103,000      $148,000      $100,000       $6,000        $7,400
----------------------------------------------------------------------------------
     9th         $98,560      $151,000      $100,000       $3,000        $7,550
----------------------------------------------------------------------------------
    10th         $91,010      $152,000      $100,000       $1,000        $7,600
----------------------------------------------------------------------------------



On your 8th anniversary, if you elect to extend your Income Credit Period, your contract value is $103,000, and your Income Base is stepped-up to $148,000 and your Income Credit Base remains unchanged. Assume your Maximum Annual Withdrawal Percentage is 5%, then your Maximum Annual Withdrawal Amount if you were to start taking withdrawals would be $7,400 (5% of the $148,000 Income Base). Assume that during your 8th contract year, after your 8th contract anniversary, you make a withdrawal of

$4,440 (3% of the $148,000 Income Base) which is less than your Maximum Annual Withdrawal Amount. Then, your contract value on your 9th anniversary will equal $98,560 ($103,000 - $4,440). Your new Income Credit is 3% (6% - 3%) of your
Income Credit Base (3% * $100,000), which is $3,000. Your Income Base is equal to the greatest of your contract value ($98,560) or your Income Credit plus your current Income Base ($151,000 = $3,000 + $148,000). Assume that during your 9th contract year, after your 9th contract anniversary, you make another withdrawal of $7,550 (5% of the $151,000 Income Base) which is equal to your Maximum Annual Withdrawal Amount. Then, your contract value on your 10th anniversary will equal $91,010 ($98,560 - $7,550). Your new Income Credit is 1% (6% - 5%) of your
Income Credit Base (1% * $100,000), which is $1,000. Your Income Base is equal to the greatest of your contract value ($91,010) or your Income Credit plus your current Income Base ($152,000 = $1,000 + $151,000).



On your 10th anniversary, if your Maximum Annual Withdrawal Percentage is 5%, your new Maximum Annual Withdrawal Amount will be $7,600 (5% of the $152,000 Income Base). Therefore, if you do not take any Excess Withdrawals, you may take up to $7,600 each year as long as the Covered Person(s) is(are) alive.



EXAMPLE 6 - IMPACT OF MINIMUM INCOME BASE



Assume you elect MarketLock Income Plus and you invest a single Purchase Payment of $100,000. You make no additional Purchase Payments and no withdrawals before the 12th contract anniversary. Assume further that on your 1st contract anniversary, your contract value increases to $103,000, but through each subsequent contract year, there is effectively 0% growth net of fees in your contract value. Therefore, your Income Base and Income Credit Base do not increase due to a maximum Anniversary Value. Assume that your contract values, Income Bases, Income Credit Bases, Income Credits, and Maximum Annual Withdrawal Amounts are as follows:


----------------------------------------------------------------------------------
                                                                         MAXIMUM
                                             INCOME                      ANNUAL
                CONTRACT       INCOME        CREDIT        INCOME      WITHDRAWAL
 ANNIVERSARY      VALUE         BASE          BASE         CREDIT        AMOUNT
----------------------------------------------------------------------------------
     1st        $103,000      $106,000      $100,000       $6,000        $5,300
----------------------------------------------------------------------------------
     2nd        $103,000      $112,000      $100,000       $6,000        $5,600
----------------------------------------------------------------------------------
     3rd        $103,000      $118,000      $100,000       $6,000        $5,900
----------------------------------------------------------------------------------
     4th        $103,000      $124,000      $100,000       $6,000        $6,200
----------------------------------------------------------------------------------
     5th        $103,000      $130,000      $100,000       $6,000        $6,500
----------------------------------------------------------------------------------
     6th        $103,000      $136,000      $100,000       $6,000        $6,800
----------------------------------------------------------------------------------
     7th        $103,000      $142,000      $100,000       $6,000        $7,100
----------------------------------------------------------------------------------
     8th        $103,000      $148,000      $100,000       $6,000        $7,400
----------------------------------------------------------------------------------
     9th        $103,000      $154,000      $100,000       $6,000        $7,700
----------------------------------------------------------------------------------
    10th        $103,000      $160,000      $100,000       $6,000        $8,000
----------------------------------------------------------------------------------
    11th        $103,000      $166,000      $100,000       $6,000        $8,300
----------------------------------------------------------------------------------
    12th        $103,000      $200,000      $200,000         NA*         $10,000
----------------------------------------------------------------------------------



* The Income Base calculated based on 200% of the Purchase Payments made in the 1st contract year is greater than the maximum Anniversary Value and the Income Credit plus the Income Base; therefore, the Income Base and the Income Credit Base are increased to $200,000 on the 12th anniversary.



On your 12th anniversary, your Income Base is equal to the greatest of your contract value ($103,000), your Income Credit plus your current Income Base ($172,000 = $166,000 + $6,000), and 200% of the Purchase Payments made in the 1st contract year ($200,000 = 200% x $100,000). Assume your Maximum Annual Withdrawal Percentage is 5%, then your Maximum Annual Withdrawal Amount if you were to start taking withdrawals would be $10,000 (5% of the $200,000 Income
Base). Therefore, if you do not take any Excess Withdrawals and begin taking withdrawals as of the 12th anniversary, you may take up to $10,000 each year as long as the Covered Person(s) is(are) alive.


MARKETLOCK FOR LIFE PLUS EXAMPLES

The following examples demonstrate the operation of the MarketLock For Life
Plus:

EXAMPLE 1:


Assume you elect MarketLock For Life Plus and you invest a single Purchase Payment of $100,000, and you make no additional Purchase Payments, and no withdrawals before the 1st contract anniversary. Assume that on your 1st contract anniversary, your contract value is $103,000.



Your initial Income Base and Income Credit Base are equal to 100% of your Eligible Purchase Payments, or $100,000. Your Income Credit on the 1st contract anniversary is calculated as the Income Credit Percentage multiplied by the Income Credit Base (6% x $100,000) which equals $6,000. On your 1st contract anniversary, your Income Base is adjusted to $106,000 which equals the greatest of your current Income Base ($100,000), your contract value ($103,000), or your Income Credit plus your current Income Base ($6,000 + $100,000).



Assume your Maximum Annual Withdrawal Percentage is 5%, then your Maximum Annual Withdrawal Amount if you were to start taking withdrawals after the 1st contract anniversary is 5% of the Income Base (5% x $106,000 = $5,300). Therefore, as of your 1st contract anniversary, you may take withdrawals of up to $5,300 each year as long as the Covered Person(s) is(are) alive and you do not take any Excess Withdrawals.


EXAMPLE 2:


Assume you elect MarketLock For Life Plus, you invest an initial Purchase Payment of $100,000, you make subsequent Purchase Payments of $120,000 in year 2, $30,000 in year 5, and $50,000 in year 6, and you take no withdrawals before the 6th contract anniversary. Assume further that on your 1st contract anniversary, your contract value is $103,000. Therefore, your Income Base and Income Credit Base do not increase due to a maximum Anniversary Value. Your contract values, Income Bases, Income Credit Bases, and Income Credit are given as follows:


----------------------------------------------------------------------------------
                                                                         MAXIMUM
                                                                         ANNUAL
   CONTRACT     CONTRACT       INCOME        INCOME        INCOME      WITHDRAWAL
 ANNIVERSARY      VALUE         BASE       CREDIT BASE     CREDIT        AMOUNT
----------------------------------------------------------------------------------
     1st        $103,000      $106,000      $100,000       $6,000        $5,300
----------------------------------------------------------------------------------
     2nd        $223,000      $218,000      $200,000       $12,000       $10,900
----------------------------------------------------------------------------------
     3rd        $223,000      $230,000      $200,000       $12,000       $11,500
----------------------------------------------------------------------------------
     4th        $223,000      $242,000      $200,000       $12,000       $12,100
----------------------------------------------------------------------------------
     5th        $253,000      $285,800      $230,000       $13,800       $14,290
----------------------------------------------------------------------------------
     6th        $303,000      $299,600      $230,000       $13,800       $14,980
----------------------------------------------------------------------------------



Since the Income Base equals the Income Base at the beginning of that Income Year plus the subsequent Eligible Purchase Payments made in year 2, your new Income Base at the time of deposit equals $206,000 ($106,000 + $100,000). $20,000 of the $120,000 Purchase Payment is considered Ineligible Purchase Payments because it exceeds the Eligible Purchase Payment made in the 1st contract year (100% of $100,000). On your 2nd contract anniversary, your Income Credit is $12,000 (6% x $200,000) and your Income Base equals $218,000 ($206,000
+ $12,000). Assuming your Maximum Annual Withdrawal Percentage at that time is 5%, then your Maximum Annual Withdrawal Amount would be $10,900 if you were to start taking withdrawals after the 2nd contract anniversary (5% of the $218,000 Income Base). However, continuing to assume you do not take any withdrawals in years 3 and 4, your Income Base will increase by your Income Credit and as a result, your Maximum Annual Withdrawal Amount will also increase. After your Purchase Payment of $30,000 in year 5, your new Income Base equals $272,000 ($242,000 + $30,000). On your 5th contract anniversary, your Income Credit Base is $230,000 and your Income Credit equals $13,800 ($230,000 x 6%). Your Income Base equals $285,800 ($272,000 + $13,800). Any Purchase Payments made on or after your 5th contract anniversary are considered Ineligible Purchase Payments. Therefore, your $50,000 Purchase Payment in year 6 will not increase the Income Base, Income Credit Base, or Income Credit. A maximum Anniversary Value is not attained on the 6th contract anniversary since the contract value of $303,000 is reduced by Ineligible Purchase Payments of $70,000 ($20,000 + $50,000). Therefore, your Income Base is $299,600 ($285,800 + $13,800). If you were to start taking withdrawals after the 6th contract anniversary, and your Maximum Annual Withdrawal Percentage at that time remains at 5%, your Maximum Annual Withdrawal Amount would be $14,980 (5% of the $299,600 Income Base). If you do not take any Excess Withdrawals and begin taking withdrawals as of the 6th contract anniversary, you may take up to $14,980 each year as long as the Covered Person(s) is (are) alive.


EXAMPLE 3:

Assume you elect MarketLock For Life Plus and you invest a single Purchase Payment of $100,000, and you make no additional Purchase Payments. Assume that your contract values, Income Bases, Income Credit Bases, and Income Credit are given as follows:

----------------------------------------------------------------------------------
                                                                         MAXIMUM
                                                                         ANNUAL
   CONTRACT     CONTRACT       INCOME        INCOME        INCOME      WITHDRAWAL
 ANNIVERSARY      VALUE         BASE       CREDIT BASE     CREDIT        AMOUNT
----------------------------------------------------------------------------------
     1st        $103,000      $106,000      $100,000       $6,000        $5,300
----------------------------------------------------------------------------------
     2nd        $115,000      $115,000      $115,000        N/A*         $5,750
----------------------------------------------------------------------------------
     3rd        $107,000      $121,900      $115,000       $6,900        $6,095
----------------------------------------------------------------------------------
     4th        $110,000      $128,800      $115,000       $6,900        $6,440
----------------------------------------------------------------------------------
     5th        $140,000      $140,000      $140,000        N/A*         $7,000
----------------------------------------------------------------------------------
     6th        $145,000      $148,400      $140,000       $8,400        $7,420
----------------------------------------------------------------------------------


* The Income Base calculated based on the maximum Anniversary Value is greater than the Income Credit plus the Income Base; therefore, the Income Credit Base and Income Base are increased to the current anniversary value, and the Income Base is not increased by the Income Credit.


On your 6th contract anniversary, your contract value is $145,000, and your Income Base is stepped-up to $148,400 and Income Credit Base remains unchanged. Assume your Maximum Annual Withdrawal Percentage is 5%, then your Maximum Annual Withdrawal Amount if you were to start taking withdrawals would be $7,420 (5% of the $148,400 Income Base). Therefore, if you do not take any Excess

Withdrawals and begin taking withdrawals as of the 6th contract anniversary, you may take up to $7,420 each year as long as the Covered Person(s) is (are) alive.


EXAMPLE 4 - IMPACT OF WITHDRAWALS IN EXCESS OF MAXIMUM ANNUAL WITHDRAWAL AMOUNT:


Assume you elect MarketLock For Life Plus, and you invest a single Purchase Payment of $100,000 with no additional Purchase Payments and no withdrawals before the 6th contract anniversary. Contract values, Income Bases, Income Credit Bases, and Income Credits are as described in EXAMPLE 3 above. Also assume that during your 7th contract year, after your 6th contract anniversary, your contract value is $107,920 and you make a withdrawal of $11,440. Because the withdrawal is greater than your Maximum Annual Withdrawal Amount ($7,420), this withdrawal includes an Excess Withdrawal. In this case, the amount of the Excess Withdrawal is the total amount of the withdrawal less your Maximum Annual Withdrawal Amount ($11,440 - $7,420), or $4,020. First, we process the portion of your withdrawal that is not the Excess Withdrawal, which is $7,420. Your contract value after this portion of the withdrawal is $100,500
($107,920 - $7,420), but your Income Base and Income Credit Base are unchanged. Next, we recalculate your Income Base, Income Credit Base and Income Credit by reducing the Income Base and Income Credit Base by the proportion by which the contract value was reduced by the Excess Withdrawal ($4,020/$100,500 = 4%). The Income Base is adjusted to $142,464($148,400 minus 4% of $148,400 equals $5,936). The Income Credit Base is adjusted to $134,400 ($140,000 minus 4% of $140,000 equals $5,600). Your new Income Credit is 6% of your new Income Credit Base (6% x $134,400), which equals $8,064. Your new Maximum Annual Withdrawal Amount is your Income Base multiplied by your Maximum Annual Withdrawal Percentage ($142,464 x 5%), which equals $7,123.20. Therefore, if you do not take additional Excess Withdrawals, you may take up to $7,123.20 each year as long as the Covered Person(s) is(are) alive.



EXAMPLE 5 - IMPACT OF MINIMUM INCOME BASE



Assume you elect MarketLock For Life Plus and you invest a single Purchase Payment of $100,000. You make no additional Purchase Payments and no withdrawals before the 12th contract anniversary. Assume further that on your 1st contract anniversary, your contract value increases to $103,000, but through each subsequent contract year, there is effectively 0% growth net of fees in your contract value. Therefore, your Income Base and Income Credit Base do not increase due to a maximum Anniversary Value. Assume that your contract values, Income Bases, Income Credit Bases, Income Credits, and Maximum Annual Withdrawal Amounts are as follows:


----------------------------------------------------------------------------------
                                                                         MAXIMUM
                                                                         ANNUAL
                CONTRACT       INCOME        INCOME        INCOME      WITHDRAWAL
 ANNIVERSARY      VALUE         BASE       CREDIT BASE     CREDIT        AMOUNT
----------------------------------------------------------------------------------
     1st        $103,000      $106,000      $100,000       $6,000        $5,300
----------------------------------------------------------------------------------
     2nd        $103,000      $112,000      $100,000       $6,000        $5,600
----------------------------------------------------------------------------------
     3rd        $103,000      $118,000      $100,000       $6,000        $5,900
----------------------------------------------------------------------------------
     4th        $103,000      $124,000      $100,000       $6,000        $6,200
----------------------------------------------------------------------------------
     5th        $103,000      $130,000      $100,000       $6,000        $6,500
----------------------------------------------------------------------------------
     6th        $103,000      $136,000      $100,000       $6,000        $6,800
----------------------------------------------------------------------------------
     7th        $103,000      $142,000      $100,000       $6,000        $7,100
----------------------------------------------------------------------------------
     8th        $103,000      $148,000      $100,000       $6,000        $7,400
----------------------------------------------------------------------------------
     9th        $103,000      $154,000      $100,000       $6,000        $7,700
----------------------------------------------------------------------------------
    10th        $103,000      $160,000      $100,000       $6,000        $8,000
----------------------------------------------------------------------------------
    11th        $103,000      $166,000      $100,000       $6,000        $8,300
----------------------------------------------------------------------------------
    12th        $103,000      $200,000      $200,000         NA*         $10,000
----------------------------------------------------------------------------------



* The Income Base calculated based on 200% of the Purchase Payments made in the 1st contract year is greater than the maximum Anniversary Value and the Income Credit plus the Income Base; therefore, the Income Base and the Income Credit Base are increased to $200,000 on the 12th anniversary.



On your 12th anniversary, your Income Base is equal to the greatest of your contract value ($103,000), your Income Credit plus your current Income Base ($172,000 = $166,000 + $6,000), and 200% of the Purchase Payments made in the 1st contract year ($200,000 = 200% x $100,000). Assume your Maximum Annual Withdrawal Percentage is 5%, then your Maximum Annual Withdrawal Amount if you were to start taking withdrawals would be $10,000 (5% of the $200,000 Benefit
Base). Therefore, if you do not take any Excess Withdrawals and begin taking withdrawals as of the 12th anniversary, you may take up to $10,000 each year as long as the Covered Person(s) is(are) alive.

MARKETLOCK FOR LIFE EXAMPLES

The following examples demonstrate the operation of the MarketLock For Life feature:

EXAMPLE 1:


Assume you elect MarketLock For Life and you invest a single Purchase Payment of $100,000, and you make no additional Purchase Payments, and no withdrawals before the 1st contract anniversary. Assume that on your 1st contract anniversary, your contract value is $103,000.



Your initial Income Base is equal to 100% of your Eligible Purchase Payments, or $100,000. On your 1st contract anniversary, your Income Base is equal to the greater of your current Income Base ($100,000), or your contract value ($103,000), which is $103,000. Assume your Maximum Annual Withdrawal Percentage is 5%, then your Maximum Annual Withdrawal Amount if you were to start taking withdrawals after the 1st anniversary is 5% of the Income Base
(5% x $103,000 = $5,150). Therefore, as of your 1st contract anniversary, you may take withdrawals of up to $5,150 each year as long as the Covered Person(s) is(are both) alive and you do not take any excess withdrawals.


EXAMPLE 2 - IMPACT OF MAXIMUM ANNIVERSARY VALUES

Assume you elect MarketLock For Life and you invest a single Purchase Payment of $100,000, and you make no additional Purchase Payments. Assume that your contract values, Income Bases, and Maximum Annual Withdrawal Amount are as follows:

------------------------------------------------------
                                             MAXIMUM
                                             ANNUAL
                CONTRACT                   WITHDRAWAL
 ANNIVERSARY      VALUE      INCOME BASE     AMOUNT
------------------------------------------------------
------------------------------------------------------
     1st        $103,000      $103,000       $5,150
------------------------------------------------------
     2nd        $115,000      $115,000       $5,750
------------------------------------------------------
     3rd        $107,000      $115,000       $5,750
------------------------------------------------------
     4th        $110,000      $115,000       $5,750
------------------------------------------------------
     5th        $140,000      $140,000       $7,000
------------------------------------------------------



On your 2nd anniversary, your Income Base is equal to the greater of your current Income Base ($103,000), or your contract value ($115,000), which is $115,000. On your 3rd and 4th anniversary, your Income Base stays at $115,000 because your contract values on those anniversaries are less than current Income Base ($115,000). Then, on your 5th anniversary, your contract value is $140,000, so your Income Base is stepped-up to $140,000. Assume your Maximum Annual Withdrawal Percentage is 5%, then your Maximum Annual Withdrawal Amount if you were to start taking withdrawals would be $7,000 (5% of the $140,000 Income
Base). Therefore, if you do not take any Excess Withdrawals and begin taking withdrawals as of the 5th anniversary, you may take up to $7,000 each year as long as the Covered Person(s) is(are both) alive.


EXAMPLE 3 - IMPACT OF WITHDRAWALS IN EXCESS OF MAXIMUM ANNUAL WITHDRAWAL AMOUNT


Assume you elect MarketLock For Life, and you invest a single Purchase Payment of $100,000 with no additional Purchase Payments and no withdrawals before the 5th contract anniversary. Contract values, Income Bases, and Maximum Annual Withdrawal Amount are as described in EXAMPLE 2 above. Also assume that during your 6th contract year, after your 5th contract anniversary, your contract value is $117,800 and you make a withdrawal of $11,432. Because the withdrawal is greater than your Maximum Annual Withdrawal Amount ($7,000), this withdrawal includes an Excess Withdrawal. In this case, the amount of the Excess Withdrawal is the total amount of the withdrawal less your Maximum Annual Withdrawal Amount ($11,432 - $7,000), or $4,432. First, we process the portion of your withdrawal that is not the Excess Withdrawal, which is $7,000. Your contract value after this portion of the withdrawal is $110,800 ($117,800 - $7,000), but your Income Base and Income Credit Base are unchanged. Next, we recalculate your Income Base, Income Credit Base and Income Credit by reducing the Income Base and Income Credit Base by the proportion by which the Contract Value was reduced by the Excess Withdrawal ($4,432 / $110,800 = 4%). The Income Base is adjusted to $134,400, or $140,000 * 96%. Your new Maximum Annual Withdrawal Amount is your Income Base multiplied by your Maximum Annual Withdrawal Percentage
($134,400 * 5%), which equals $6,720. Therefore, if you do not take additional excess withdrawals, you may take up to $6,720 each year as long as the Covered Person(s) is (are both) alive.

  Please forward a copy (without charge) of the Polaris Platinum III Variable Annuity Statement of Additional Information to:

              (Please print or type and fill in all information.)


       ----------------------------------------------------------
       Name

       ----------------------------------------------------------
       Address

       ----------------------------------------------------------
       City/State/Zip


Contract Issue Date: -------------------------------------------------------


Date: ------------------------------    Signed: ----------------------------



  Return to: First SunAmerica Life Insurance Company, Annuity Service Center, P.O. Box 54299, Los Angeles, California 90054-0299

                       STATEMENT OF ADDITIONAL INFORMATION
                       -----------------------------------

                  FLEXIBLE PAYMENT DEFERRED ANNUITY CONTRACTS

                                    ISSUED BY

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                               IN CONNECTION WITH

                          FS VARIABLE SEPARATE ACCOUNT

                     POLARIS PLATINUM III VARIABLE ANNUITY


This Statement of Additional Information is not a prospectus; it should be read with the prospectus, dated April 30, 2009, relating to the annuity contracts described above. A copy of the prospectus may be obtained without charge by calling (800) 445-7862 or writing us at:



                    FIRST SUNAMERICA LIFE INSURANCE COMPANY
                             ANNUITY SERVICE CENTER
                                 P.O. BOX 54299
                       LOS ANGELES, CALIFORNIA 90054-0299



                                 April 30, 2009

                                TABLE OF CONTENTS

                                                                   PAGE
                                                                   ----
Separate Account.................................................    3

General Account..................................................    4

Support Agreement Between the Company and AIG....................    4

Master-Feeder Structure..........................................    5

Performance Data ................................................    6

Annuity Income Payments..........................................   11

Annuity Unit Values..............................................   12

Taxes............................................................   15

Broker-Dealer Firms Receiving Revenue Sharing Payments...........   25

Distribution of Contracts........................................   26

Financial Statements.............................................   26

                                SEPARATE ACCOUNT
                                ----------------

     FS Variable Separate Account ("Separate Account") was originally established by the First SunAmerica Life Insurance Company (the "Company") on September 9, 1994, pursuant to the provisions of New York law, as a segregated asset account of the Company. The Company is a direct wholly owned subsidiary of SunAmerica Life Insurance Company (the "Parent"), which is a wholly owned subsidiary of AIG Retirement Services, Inc. ("AIGRS") (formerly AIG SunAmerica Inc.), a wholly owned subsidiary of American International Group, Inc. ("AIG"). AIG is a holding company, which, through its subsidiaries, is engaged in a broad range of insurance and insurance-related activities in the United States and abroad. AIG's activities include general insurance and life insurance and retirement services, financial services and asset management. The Company is a New York-domiciled life insurance company principally engaged in the business of writing annuity contracts directed to the market for tax-deferred, long-term savings products. The Separate Account meets the definition of a "separate account" under the federal securities laws and is registered with the Securities and Exchange Commission (the "SEC") as a unit investment trust under the Investment Company Act of 1940. This registration does not involve supervision of the management of the Separate Account or the Company by the SEC.

     The assets of the Separate Account are the property of the Company. However, the assets of the Separate Account, equal to its reserves and other contract liabilities, are not chargeable with liabilities arising out of any other business the Company may conduct. Income, gains, and losses, whether or not realized, from assets allocated to the Separate Account are credited to or charged against the Separate Account without regard to other income, gains, or losses of the Company.

     The Separate Account is divided into Variable Portfolios, with the assets of each Variable Portfolio invested in the shares of one or more underlying investment portfolios ("Underlying Funds"). The Company does not guarantee the investment performance of the Separate Account, its Variable Portfolios or the Underlying Funds. Values allocated to the Separate Account and the amount of variable Annuity Income Payments will vary with the values of shares of the Underlying Funds, and are also reduced by contract charges.

     The basic objective of a variable annuity contract is to provide variable Annuity Income Payments which will be to some degree responsive to changes in the economic environment, including inflationary forces and changes in rates of return available from various types of investments. The contract is designed to seek to accomplish this objective by providing that variable Annuity Income Payments will reflect the investment performance of the Separate Account with respect to amounts allocated to it both before and after the Annuity Date. Since the Separate Account is always fully invested in shares of the Underlying Funds, its investment performance reflects the investment performance of those entities. The values of such shares held by the Separate Account fluctuate and are subject to the risks of changing economic conditions as well as the risk inherent in the ability of the Underlying Funds' management to make necessary changes in their funds to anticipate changes in economic conditions. Therefore, the owner bears the entire investment risk that the basic objectives of the contract may not be realized, and that the adverse effects of inflation may not be lessened. There can be no assurance that the aggregate amount of variable Annuity Income Payments will equal or exceed the Purchase Payments made with respect to a particular account for the reasons described above, or because of the premature death of an Annuitant.

     Another important feature of the contract related to its basic objective is the Company's promise that the dollar amount of variable Annuity Income Payments made during the lifetime of the Annuitant will not be adversely affected by the actual mortality experience of the Company or by the actual expenses incurred by the Company in excess of expense deductions provided for in the contract (although the Company does not guarantee the amounts of the variable Annuity Income Payments).

                                 GENERAL ACCOUNT
                                 ---------------

     The general account is made up of all of the general assets of the Company other than those allocated to the Separate Account or any other segregated asset account of the Company. A Purchase Payment may be allocated to the DCA accounts available in connection with the general account, as elected by the owner at the time of purchasing a contract or when making a subsequent Purchase Payment. Assets supporting amounts allocated to fixed account options become part of the Company's general account assets and are available to fund the claims of all classes of customers of the Company, as well as of its creditors. Accordingly, all of the Company's assets held in the general account will be available to fund the Company's obligations under the contracts as well as such other claims.

     The Company will invest the assets of the general account in the manner chosen by the Company and allowed by applicable state laws regarding the nature and quality of investments that may be made by life insurance companies and the percentage of their assets that may be committed to any particular type of investment. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, real estate and certain other investments.


                 SUPPORT AGREEMENT BETWEEN THE COMPANY AND AIG
                 ---------------------------------------------

     The Company has a support agreement in effect between the Company and AIG (the "Support Agreement"), pursuant to which AIG has agreed that AIG will cause the Company to maintain a policyholder's surplus of not less than $1,000,000 or such greater amount as shall be sufficient to enable the Company to perform its obligations under any policy issued by it. The Support Agreement also provides that if the Company needs funds not otherwise available to it to make timely payment of its obligations under policies issued by it, AIG will provide such funds at the request of the Company. The Support Agreement is not a direct or indirect guarantee by AIG to any person of any obligations of the Company. AIG may terminate the Support Agreement with respect to outstanding obligations of the Company only under circumstances where the Company attains, without the benefit of the Support Agreement, a financial strength rating equivalent to that held by the Company with the benefit of the Support Agreement. Policyholders have the right to cause the Company to enforce its rights against AIG and, if the Company fails or refuses to take timely action to enforce the Support Agreement or if the Company defaults in any claim or payment owed to such policyholder when due, have the right to enforce the Support Agreement directly against AIG on behalf of the Company.

                             MASTER-FEEDER STRUCTURE
                             -----------------------

     The following underlying funds currently do not buy individual securities directly: American Funds Global Growth SAST Portfolio, American Funds Growth SAST Portfolio, American Funds Growth-Income SAST Portfolio, and American Funds Asset Allocation SAST Portfolio (the "Feeder Funds"). Instead, each Feeder Fund invests all of its investment assets in a corresponding "Master Fund" of American Funds Insurance Series(R), managed by Capital Research and Management Company ("Capital Research").


     Because each Feeder Fund invests all of its assets in a Master Fund, the investment adviser to the Feeder Funds, SunAmerica Asset Management Corp. ("SAAMCo") does not provide any portfolio management services for the Feeder Funds. SAAMCo provides those services for the Feeder Funds that are normally provided by a fund's investment adviser with the exception of portfolio management. Such services include, but are not limited to: monitoring the ongoing investment performance of the Master Funds, monitoring the Feeder Funds' other service providers, facilitating the distribution of Master Fund shareholder materials to Feeder Fund shareholders and providing such other services as are necessary or appropriate to the efficient operation of the Feeder Funds with respect to their investment in the corresponding Master Funds. Pursuant to its investment advisory agreement with SunAmerica Series Trust, SAAMCo will provide these services so long as a Feeder Fund is a "feeder fund" investing in a Master Fund.

     SAAMCo has contractually agreed to waive 0.70% of its advisory fee for so long as the Feeder Fund is operated as a feeder fund. Under the master-feeder structure, however, each Feeder Fund may withdraw its entire investment from its corresponding Master Fund if the Feeder Fund Board determines that it is in the best interests of the Feeder Fund and its shareholders to do so. If the underlying fund ceases to operate as a "feeder fund," SAAMCo will serve as investment manager for the Feeder Fund.


     The terms "Feeder Fund" and "Master Fund" as used in the Prospectus are used for ease of relevant disclosure. There are a number of differences between arrangements commonly referred to as master-feeder funds, and the investments by the Feeder Funds in the Master Funds described in the Prospectus. These differences include the following:


     - Advisory fees commonly are assessed by the master fund, but not by the feeder fund. The Master Funds and the Feeder Funds both have investment advisory fees. (However, as described above, SAAMCo's advisory fee is solely attributable to administrative services, not portfolio management. Moreover, SAAMCo has contractually agreed to waive certain Feeder Fund advisory fees for as long as the Feeder Funds invest in a Master Fund); and


     - Master funds commonly sell their shares only to feeder funds. The Master Funds in which the Feeder Funds invest also sell their shares to separate accounts of life insurance companies to fund variable annuity contracts and variable life insurance contracts issued by the companies.

                                PERFORMANCE DATA
                                ----------------

     From time to time the Separate Account may advertise the Cash Management Portfolio's "yield" and "effective yield." Both yield figures are based on historical earnings and are not intended to indicate future performance. The "yield" of the Cash Management Portfolio refers to the net income generated for a contract funded by an investment in the Cash Management Portfolio (which invests in shares of the Cash Management Portfolio of SunAmerica Series Trust) over a seven-day period (which period will be stated in the advertisement). This income is then "annualized." That is, the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment. The "effective yield" is calculated similarly but, when annualized, the income earned by an investment in the Cash Management Portfolio is assumed to be reinvested at the end of each seven day period. The "effective yield" will be slightly higher than the "yield" because of the compounding effect of this assumed reinvestment. Neither the yield nor the effective yield takes into consideration the effect of any capital changes that might have occurred during the seven day period, nor do they reflect the impact of premium taxes or any withdrawal charges. The impact of other recurring charges (including the mortality and expense risk charge, distribution expense charge and contract maintenance fee) on both yield figures is, however, reflected in them to the same extent it would affect the yield (or effective yield) for a contract of average size.

     In addition, the Separate Account may advertise "total return" data for its Variable Portfolios. A Variable Portfolio is a subaccount of the Separate Account which provides for the variable investment options available under the contract. Like the yield figures described above, total return figures are based on historical data and are not intended to indicate future performance. The "total return" is a computed rate of return that, when compounded annually over a stated period of time and applied to a hypothetical initial investment in a Variable Portfolio made at the beginning of the period, will produce the same contract value at the end of the period that the hypothetical investment would have produced over the same period (assuming a complete redemption of the contract at the end of the period). Recurring contract charges are reflected in the total return figures in the same manner as they are reflected in the yield data for contracts funded through the Cash Management Portfolio.

     For periods starting prior to the date the Variable Portfolios first became available through the Separate Account, the total return data for the Variable Portfolios of the Separate Account will be derived from the performance of the corresponding underlying funds of Anchor Series Trust, SunAmerica Series Trust, Franklin Templeton Variable Insurance Products Trust, Lord Abbett Series Fund, Inc., and Van Kampen Life Investment Trust ("Trusts") modified to reflect the charges and expenses as if the contract had been in existence since the inception date of each respective Trusts' underlying fund. Further, returns shown are for the original class of shares of certain Trusts (Class 1 for the Anchor Series and SunAmerica Series Trust and Class I for the Van Kampen Life Investment Trust), adjusted to reflect the fees and charges for the newer class of shares (for Class 3 and Class II respectively) until performance for the newer class becomes available. However, the actual shares purchased under this contract are Class 3 for Anchor Series Trust and SunAmerica Series Trust, Class 2 for Franklin Templeton Variable Insurance Products Trust, and Class II for Van Kampen Life Investment Trust. Returns of the newer class will be lower than those of the original class since the newer class of shares is subject to service fees of 0.25% for each Trust except Lord Abbett Series Fund, Inc. The inception date of the Class 3 shares in Anchor Series and SunAmerica Series Trusts is September 30, 2002; the inception date of the Class II shares of Van Kampen Life Investment Trust is September 18, 2000. In some cases a particular Variable Portfolio may have been available in another contract funded through this Separate Account. If the Variable Portfolio was incepted in this Separate Account prior to the offering of this contract, we report standardized contract performance adjusted for the fees and charges on this contract. We commonly refer to these performance calculations as hypothetical adjusted historical returns. Performance figures similarly adjusted but based on underlying Trusts' performance (outside of this Separate Account) should not be construed to be actual historical performance of the relevant Separate Account Variable Portfolio. Rather, they are intended to indicate the historical performance of the corresponding underlying funds of the Trusts adjusted to provide direct comparability to the performance of the Variable Portfolios after the date the contracts were first offered to the public (which will reflect the effect of fees and charges imposed under the contracts). The Trusts have served since their inception as underlying investment media for Separate Accounts of other insurance companies in connection with variable contracts not having the same fee and charge schedules as those imposed under the contracts.

     Performance data for the various Variable Portfolios are computed in the manner described below.

CASH MANAGEMENT PORTFOLIO

Current yield is computed by first determining the Base Period Return attributable to a hypothetical contract having a balance of one Accumulation Unit at the beginning of a 7 day period using the formula:

      Base Period Return = (EV - SV - CMF)/(SV)

where:
        SV = value of one Accumulation Unit at the start of a 7 day period

        EV = value of one Accumulation Unit at the end of the 7 day period

        CMF = an allocated portion of the $35 annual Contract Maintenance Fee, prorated for 7 days

The change in the value of an Accumulation Unit during the 7 day period reflects the income received minus any expenses accrued, during such 7 day period. The Contract Maintenance Fee (CMF) is first allocated among the Variable Portfolios and the general account so that each Variable Portfolio's allocated portion of the fee is proportional to the percentage of the number of accounts that have money allocated to that Variable Portfolio. The fee is further reduced, for purposes of the yield computation, by multiplying it by the ratio that the value of the hypothetical contract bears to the value of an account of average size for contracts funded by the Cash Management Portfolio. Finally, as is done with the other charges discussed above, the result is multiplied by the fraction 7/365 to arrive at the portion attributable to the 7 day period.

The current yield is then obtained by annualizing the Base Period Return:

        Current Yield = (Base Period Return) x (365/7)

The Cash Management Portfolio also quotes an "effective yield" that differs from the current yield given above in that it takes into account the effect of dividend reinvestment in the underlying fund. The effective yield, like the current yield, is derived from the Base Period Return over a 7 day period. However, the effective yield accounts for dividend reinvestment by compounding the current yield according to the formula:

        Effective Yield = [(Base Period Return + 1) TO THE POWER OF 365/7 - 1]

The yield quoted should not be considered a representation of the yield of the Cash Management Portfolio in the future since the yield is not fixed. Actual yields will depend on the type, quality and maturities of the investments held by the underlying fund and changes in interest rates on such investments.


Yield information may be useful in reviewing the performance of the Cash Management Portfolio and for providing a basis for comparison with other investment alternatives. However, the Cash Management Portfolio's yield fluctuates, unlike bank deposits or other investments that typically pay a fixed yield for a stated period of time. In periods of very low short-term interest rates, the Portfolio's yield may become negative, which may result in a decline in value of your investment.


OTHER VARIABLE PORTFOLIOS

The Variable Portfolios of the Separate Account other than the Cash Management Portfolio compute their performance data as "total return."

Total return for a Variable Portfolio represents a single computed annual rate of return that, when compounded annually over a specified time period (one, five, and ten years, or since inception) and applied to a hypothetical initial investment in a contract funded by that Variable Portfolio made at the beginning of the period, will produce the same contract value at the end of the period that the hypothetical investment would have produced over the same period. The total rate of return (T) is computed so that it satisfies the formula:

        P (1 + T) TO THE POWER OF n = ERV

where:
        P = a hypothetical initial payment of $1,000

        T = average annual total return

        n = number of years

        ERV = redeemable value of a hypothetical $1,000 payment made at the beginning of the 1,5 or 10 year period as of the end of the period (or fractional portion thereof)

Standardized performance for the Portfolios available in this contract reflect total returns using the seven year surrender charge schedule.

We may, from time to time, advertise other variations of performance along with the standardized performance as described above.

The total return figures reflect the effect of both non-recurring and recurring charges. The applicable Withdrawal Charge (if any) is deducted as of the end of the period, to reflect the effect of the assumed complete redemption. Total return figures are derived from historical data and are not intended to be a projection of future performance.

PORTFOLIO ALLOCATOR MODELS PERFORMANCE

The Separate Account also computes "total return" data for each of the Portfolio Allocator models. Each model is comprised of a combination of Variable Portfolios available under the contract using various asset classes based on historical asset class performance.

Total return for a Portfolio Allocator model represents a single computed annual rate of return that, when compounded annually over a specified time period (one, five, and ten years, or since inception) and applied to a hypothetical investment in a contract, will produce the same contract value at the end of the period that the hypothetical investment would have produced over the same period. It is assumed that the initial hypothetical investment is made on the model inception date and rebalanced in accordance with the model on each evaluation date. The model inception date is the date when the model was first offered for investment.

The formula assumes that: (1) all recurring fees have been charged to the contract owner's accounts; (2) all applicable non-recurring charges are deducted at the beginning of the period in question; and (3) there will be a complete redemption at the end of the period in question.

                 P (1 + T) (n)  =  ERV

                 P   =    contract value at the beginning of period n

                 T   =    average annual total return for the period in question

                 n = number of years, either 1-year, 5-year, or 10-year period in question (or fractional period thereof). For a period less than one year, n is equal to 1.

                 ERV = redeemable value (as of the end of the stated period in question) of a hypothetical investment made on the inception date of the model. The initial investment is allocated to the specific portfolios in the applicable model based on the stated percentages applicable during that time and it is reallocated on the evaluation date. Ending redeemable value is calculated based on the sum of units and ending unit value of each portfolio at the time of redemption.

     Total return for a Variable Portfolio represents a single computed annual rate of return that, when compounded annually over a specified time period (one, five, and ten years, or since inception) and applied to a hypothetical initial investment in a contract funded by that Variable Portfolio made at the beginning of the period, will produce the same contract value at the end of the period that the hypothetical investment would have produced over the same period. The total rate of return (T) is computed so that it satisfies the formula:

                      n
                P(1+T)  = ERV

where:            P     =   a hypothetical initial payment of $1,000
                  T     =   average annual total return
                  n     =   number of years
                ERV     =   ending redeemable value of a hypothetical $1,000
                            payment made at the beginning of the 1, 5, or 10 year period as of the end of the period
                            (or fractional portion thereof).

     The total return figures reflect the effect of recurring charges, as discussed herein. Recurring charges are taken into account in a manner similar to that used for the yield computations for the Cash Management Portfolio, described above. As with the Cash Management Portfolio yield figures, total return figures are derived from historical data and are not intended to be a projection of future performance.

                            ANNUITY INCOME PAYMENTS
                            -----------------------

INITIAL MONTHLY ANNUITY INCOME PAYMENTS

     The initial Income Payment is determined by applying separately that portion of the contract value allocated to the fixed account options and the Variable Portfolio(s), less any premium tax, and then applying it to the annuity table specified in the contract for fixed and variable Income Payments. Those tables are based on a set amount per $1,000 of proceeds applied. The appropriate rate must be determined by the sex (except where, as in the case of certain Qualified contracts and other employer-sponsored retirement plans, such classification is not permitted) and age of the Annuitant and designated second person, if any, and the annuity income option selected.

     The dollars applied are then divided by 1,000 and the result multiplied by the appropriate annuity factor appearing in the table to compute the amount of the first monthly annuity Income Payment. In the case of a variable annuity, that amount is divided by the value of an Annuity Unit as of the Annuity Date to establish the number of Annuity Units representing each variable annuity Income Payment. The number of Annuity Units determined for the first variable annuity Income Payment remains constant for the second and subsequent monthly variable annuity Income Payments, assuming that no reallocation of contract values is made.

SUBSEQUENT MONTHLY ANNUITY INCOME PAYMENTS

     For fixed annuity Income Payments, the amount of the second and each subsequent monthly annuity Income Payment is the same as that determined above for the first monthly annuity Income Payment.

     For variable annuity Income Payments, the amount of the second and each subsequent monthly annuity Income Payment is determined by multiplying the number of Annuity Units, as determined in connection with the determination of the initial monthly annuity Income Payment, above, by the Annuity Unit value as of the day preceding the date on which each annuity Income Payment is due.

                               ANNUITY UNIT VALUES
                               -------------------

     The value of an Annuity Unit is determined independently for each Variable Portfolio.

     The annuity tables contained in the contract are based on a 3.5% per annum assumed investment rate. If the actual net investment rate experienced by a Variable Portfolio exceeds 3.5%, variable annuity Income Payments derived from allocations to that Variable Portfolio will increase over time. Conversely, if the actual rate is less than 3.5%, variable annuity Income Payments will decrease over time. If the net investment rate equals 3.5%, the variable annuity Income Payments will remain constant. If a higher assumed investment rate had been used, the initial monthly payment would be higher, but the actual net investment rate would also have to be higher in order for annuity Income Payments to increase (or not to decrease).

     The payee receives the value of a fixed number of Annuity Units each month. The value of a fixed number of Annuity Units will reflect the investment performance of the Variable Portfolios elected, and the amount of each Income Payment will vary accordingly.

     For each Variable Portfolio, the value of an Annuity Unit is determined by multiplying the Annuity Unit value for the preceding month by the Net Investment Factor for the month for which the Annuity Unit value is being calculated. The result is then multiplied by a second factor which offsets the effect of the assumed net investment rate of 3.5% per annum which is assumed in the annuity tables contained in the contract.

NET INVESTMENT FACTOR

     The Net Investment Factor ("NIF") is an index applied to measure the net investment performance of a Variable Portfolio from one day to the next. The NIF may be greater or less than or equal to one; therefore, the value of an Annuity Unit may increase, decrease or remain the same.

     The NIF for any Variable Portfolio for a certain month is determined by dividing (a) by (b) where:

     (a) is the Accumulation Unit value of the Variable Portfolio determined as of the end of that month, and

     (b) is the Accumulation Unit value of the Variable Portfolio determined as of the end of the preceding month.

     The NIF for a Variable Portfolio for a given month is a measure of the net investment performance of the Variable Portfolio from the end of the prior month to the end of the given month. A NIF of 1.000 results in no change; a NIF greater than 1.000 results in an increase; and a NIF less than 1.000 results in a decrease. The NIF is increased (or decreased) in accordance with the increases (or decreases, respectively) in the value of a share of the underlying fund in which the Variable Portfolio invests; it is also reduced by Separate Account asset charges.

     ILLUSTRATIVE EXAMPLE
     --------------------

     Assume that one share of a given Variable Portfolio had an Accumulation Unit value of $11.46 as of the close of the New York Stock Exchange ("NYSE") on the last business day in September; that its Accumulation Unit value had been $11.44 at the close of the NYSE on the last business day at the end of the previous month. The NIF for the month of September is:

                    NIF = ($11.46/$11.44)

                        = 1.00174825

     The change in Annuity Unit value for a Variable Portfolio from one month to the next is determined in part by multiplying the Annuity Unit value at the prior month end by the NIF for that Variable Portfolio for the new month. In addition, however, the result of that computation must also be multiplied by an additional factor that takes into account, and neutralizes, the assumed investment rate of 3.5 percent per annum upon which the annuity Income Payment tables are based. For example, if the net investment rate for a Variable Portfolio (reflected in the NIF) were equal to the assumed investment rate, the variable annuity Income Payments should remain constant (i.e., the Annuity Unit value should not change). The monthly factor that neutralizes the assumed investment rate of 3.5 percent per annum is:

                            (1/12)
                  1/[(1.035)      ] = 0.99713732

     In the example given above, if the Annuity Unit value for the Variable Portfolio was $10.103523 on the last business day in August, the Annuity Unit value on the last business day in September would have been:

                 $10.103523 x 1.00174825 x 0.99713732 = $10.092213

     To determine the initial payment, the initial annuity income payment for variable annuitization is calculated based on our mortality expectations and an assumed interest rate (AIR) of 3.5%. Thus the initial variable annuity income payment is the same as the initial payment for a fixed interest payout annuity calculated at an effective rate of 3.5%.

     The NIF measures the performance of the funds that are basis for the amount of future annuity income payments. This performance is compared to the AIR, and if the growth in the NIF is the same as the AIR rate the payment remains the same as the prior month. If the rate of growth of the NIF is different than the AIR, then the payment is changed proportionately to the ratio (1+NIF) / (1+AIR), calculated on a monthly basis. If the NIF is greater than the AIR, then this proportion is less that one and payments are decreased.

VARIABLE ANNUITY INCOME PAYMENTS

     ILLUSTRATIVE EXAMPLE
     --------------------

     Assume that a male owner, P, owns a contract in connection with which P has allocated all of his contract value to a single Variable Portfolio. P is also the sole Annuitant and, at age 60, has elected to annuitize his contract under Option 4, a Life Annuity with 120 Monthly Payments Guaranteed. As of the last valuation preceding the Annuity Date, P's Account was credited with 7543.2456 Accumulation Units each having a value of $15.432655, (i.e., P's account value is equal to 7543.2456 x $15.432655 = $116,412.31). Assume also that the Annuity Unit value for the Variable Portfolio on that same date is $13.256932, and that the Annuity Unit value on the day immediately prior to the second Annuity Income Payment date is $13.327695.

     P's first variable Annuity Income Payment is determined from annuity factor tables in P's contract, using the information assumed above. From the tables, which supply monthly annuity factors for each $1,000 of applied contract value, P's first variable Annuity Income Payment is determined by multiplying the monthly factor of $5.21 (Option 4 tables, male Annuitant age 60 at the Annuity
Date) by the result of dividing P's account value by $1,000:

             First Payment = $5.21 x ($116,412.31/$1,000) = $606.51

     The number of P's Annuity Units (which will be fixed; i.e., it will not change unless he transfers his Account to another Account) is also determined at this time and is equal to the amount of the first variable Annuity Income Payment divided by the value of an Annuity Unit on the day immediately prior to annuitization:

                 Annuity Units = $606.51/$13.256932 = 45.750404

     P's second variable Income Payment is determined by multiplying the number of Annuity Units by the Annuity Unit value as of the day immediately prior to the second payment due date:

                Second Payment = 45.750404 x $13.327695 = $609.75

     The third and subsequent variable Annuity Income Payments are computed in a manner similar to the second variable Annuity Income Payment.

     Note that the amount of the first variable Annuity Income Payment depends on the contract value in the relevant Variable Portfolio on the Annuity Date and thus reflects the investment performance of the Variable Portfolio net of fees and charges during the Accumulation Phase. The amount of that payment determines the number of Annuity Units, which will remain constant during the Annuity Phase (assuming no transfers from the Variable Portfolio). The net investment performance of the Variable Portfolio during the Annuity Phase is reflected in continuing changes during this phase in the Annuity Unit value, which determines the amounts of the second and subsequent variable Annuity Income Payments.

                                      TAXES

GENERAL

Note: We have prepared the following information on taxes as a general discussion of the subject. It is not intended as tax advice to any individual. You should consult your own tax adviser about your own circumstances.

Section 72 of the Internal Revenue Code of 1986, as amended (the "Code" or "IRC") governs taxation of annuities in general. An owner is not taxed on increases in the value of a contract until distribution occurs, either in the form of a non-annuity distribution or as income payments under the annuity option elected. For a lump-sum payment received as a total surrender (total redemption), the recipient is taxed on the portion of the payment that exceeds the cost basis of the contract. For a payment received as a withdrawal (partial redemption), federal tax liability is determined on a last-in, first-out basis, meaning taxable income is withdrawn before the cost basis of the contract is withdrawn. A different rule applies to Purchase Payments made (including, if applicable, in the case of a contract issued in exchange for a prior contract) prior to August 14, 1982. Those Purchase Payments are considered withdrawn first for federal income tax purposes, followed by earnings on those Purchase Payments. For Non-Qualified contracts, the cost basis is generally the Purchase Payments. The taxable portion of the lump-sum payment is taxed at ordinary income tax rates. Tax penalties may also apply.

If you purchase your contract under a pension plan, a specially sponsored employer program, as an individual retirement annuity, or under an individual retirement account, your contract is referred to as a Qualified contract. Examples of qualified plans or arrangements are: Individual Retirement Annuities and Individual Retirement Accounts (IRAs), Roth IRAs, Tax-Sheltered Annuities (also referred to as 403(b) annuities or 403(b) contracts), plans of self-employed individuals (often referred to as H.R. 10 Plans or Keogh Plans), pension and profit sharing plans including 401(k) plans, and governmental 457(b) plans. Typically, for employer plans and tax-deductible IRA contributions, you have not paid any tax on the Purchase Payments used to buy your contract and therefore, you have no cost basis in your contract. However, you normally will have a cost basis in a Roth IRA, a Roth 403(b) or a Roth 401(k) account, and you may have cost basis in a traditional IRA or in another Qualified contract.

For annuity payments, the portion of each payment that is in excess of the exclusion amount is includible in taxable income. The exclusion amount for payments based on a fixed annuity option is determined by multiplying the payment by the ratio that the cost basis of the Contract (if any, and adjusted for any period or refund feature) bears to the expected return under the Contract. The exclusion amount for payments based on a variable annuity option is determined by dividing the cost basis of the Contract (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid. Payments received after the investment in the Contract has been recovered (i.e. when the total of the excludable amount equals the investment in the Contract) are fully taxable. The taxable portion is taxed at ordinary income tax rates. For certain types of qualified plans there may be no cost basis in the Contract within the meaning of Section 72 of the Code. Owners, annuitants and beneficiaries under the

Contracts should seek competent financial advice about the tax consequences of any distributions.

The Company is taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from the Company and its operations form a part of the Company.

WITHHOLDING TAX ON DISTRIBUTIONS

Generally, you have not paid any federal taxes on the Purchase Payments used to buy a Qualified contract. As a result, most amounts withdrawn from the contract or received as income payments will be taxable income. Exceptions to this general rule include withdrawals attributable to after-tax Roth IRA, Roth 403(b), and Roth 401(k) contributions. Withdrawals from Roth IRAs are generally treated for federal tax purposes as coming first from the Roth contributions that have already been taxed, and as entirely tax free. Withdrawals from Roth 403(b) and Roth 401(k) accounts, and withdrawals generally from Qualified contracts, are treated generally as coming pro-rata from amounts that already have been taxed and amounts that are taxed upon withdrawal. Withdrawals from Roth IRA, Roth 403(b) and Roth 401(k) accounts which satisfy certain qualification requirements, including at least five years in a Roth account under the plan or IRA and either attainment of age 59 1/2, death or disability (or, if an IRA for the purchase of a first home), will not be subject to federal income taxation.

The taxable portion of any withdrawal or income payment from a Qualified contract will be subject to an additional 10% federal penalty tax, under the IRC, except in the following circumstances:

     -   after attainment of age 59 1/2;

     -   when paid to your beneficiary after you die;

     -   after you become disabled (as defined in the IRC);

     - as a part of a series of substantially equal periodic payments (not less frequently than annually) made for your life (or life expectancy) or the joint lives (or joint expectancies) of you and your designated beneficiary for a period of 5 years or attainment of age 59 1/2, whichever is later;

     - payments to employees after separation from service after attainment of age 55 (does not apply to IRAs);

     -   dividends paid with respect to stock of a corporation described in IRC
         Section 404(k);

     - for payment of medical expenses to the extent such withdrawals do not exceed limitations set by the IRC for deductible amounts paid during the taxable year for medical care;

     - payments to alternate payees pursuant to a qualified domestic relations order (does not apply to IRAs);

     - for payment of health insurance if you are unemployed and meet certain requirements;

     -   distributions from IRAs for higher education expenses;

     -   distributions from IRAs for first home purchases;

     - amounts distributed from a Code Section 457(b) plan other than amounts representing rollovers from an IRA or employer sponsored plan to which the 10% penalty would otherwise apply.

The Pension Protection Act of 2006 created other distribution events and exemptions from the 10% early withdrawal penalty tax. These include payments to certain reservists called up for active duty between September 11, 2001 and December 31, 2007 and payments up to $3,000 per year for health, life and accident insurance by certain retired public safety officers which are federal tax-free. The Heroes Earnings Assistance and Relief Tax Act of 2008 expanded the reservist provision to include all individuals called up to active duty since September 11, 2001.

The Code generally requires the Company (or, in some cases, a plan administrator) to withhold federal tax on the taxable portion of any distribution or withdrawal from a contract. For eligible rollover distributions" from contracts issued under certain types of qualified plans, not including IRAs, 20% of the distribution must be withheld, unless the payee elects to have the distribution "rolled over" or transferred to another eligible plan in a direct "trustee-to- trustee" transfer. This requirement is mandatory and cannot be waived by the owner. Withholding on other types of distributions, including distributions from IRAs can be waived. An "eligible rollover distribution" is the taxable portion of any amount received by a covered employee from a traditional IRA or retirement plan qualified under Sections 401 or 403 or, if from a plan of a governmental employer, under Section 457(b) of the Code, or from a tax-sheltered annuity qualified under Section 403(b) of the Code other than (1) substantially equal periodic payments calculated using the life (or life expectancy) of the employee, or joint lives (or joint life expectancies) of the employee and his or her designated Beneficiary, or for a specified period of ten years or more; (2) financial hardship withdrawals; and (3) minimum distributions required to be made under the Code (4) distribution of contributions to a Qualified contract which were made in excess of the applicable contribution limit. Failure to "roll over" the entire amount of an eligible rollover distribution (including an amount equal to the 20% portion of the distribution that was withheld) could have adverse tax consequences, including the imposition of a federal penalty tax on premature withdrawals, described later in this section. Only (1) the participant, or, (2) in the case of the participant's death, the participant's surviving spouse, or (3) in the case of a domestic relations order, the participant's spouse or ex-spouse may roll over a distribution into a plan of the participant's own. An exception to this rule is that a non-spousal beneficiary may, subject to plan provisions, roll inherited funds from an eligible retirement plan into an Inherited IRA. An Inherited IRA is an IRA created for the sole purpose of receiving funds inherited by non-spousal beneficiaries of eligible retirement plans. The distribution must be transferred to the Inherited IRA in a direct "trustee-to-trustee" transfer. Inherited IRAs must meet the distribution requirements relating to IRAs inherited by non-spousal beneficiaries under Code sections 408(a)(6) and (b)(3) and 401(a)(9).

Beginning in 2008, subject to federal income limitations, funds in a Qualified contract may be rolled directly over to a Roth IRA.

Withdrawals or distributions from a contract other than eligible rollover distributions are also subject to withholding on the taxable portion of the distribution, but the owner may elect in such cases to waive the withholding requirement. If not waived, withholding is imposed (1) for periodic payments, at the rate that would be imposed if the payments were wages, or (2) for other distributions, at the rate of 10%. If no withholding exemption certificate is in effect for the payee, the rate under (1) above is computed by treating the payee as a married individual claiming 3 withholding exemptions.

DIVERSIFICATION - SEPARATE ACCOUNT INVESTMENTS

Section 817(h) of the Code imposes certain diversification standards on the underlying assets of Non-Qualified variable annuity contracts. These requirements generally do not apply to Qualified contracts, which are considered "Pension Plan Contracts" for purposes of these Code requirements. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not adequately diversified, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"). Disqualification of the contract as an annuity contract would result in imposition of federal income tax to the owner with respect to earnings allocable to the contract prior to the receipt of any payments under the contract. The Code contains a safe harbor provision which provides that annuity contracts, such as your contract, meet the diversification requirements if, as of the close of each calendar quarter, the underlying assets meet the diversification standards for a regulated investment company, and no more than 55% of the total assets consist of cash, cash items, U.S. government securities and securities of other regulated investment companies.

The Treasury Department has issued regulations which establish diversification requirements for the investment portfolios underlying variable contracts such as the contracts. The regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the regulations an investment portfolio will be deemed adequately diversified if (1) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (2) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (3) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (4) no more than 90% of the value of the total assets of the portfolio is represented by any four investments. For purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer."

NON-NATURAL OWNERS

Under Section 72(u) of the Code, the investment earnings on premiums for the Contracts will be taxed currently to the Owner if the Owner is a non-natural person, e.g., a corporation or certain other entities. Such Contracts generally will not be treated as annuities for federal income tax purposes. However, this treatment is not applied to a Contract held by a trust or other entity as an agent for a natural person or to Contracts held by qualified plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a Contract to be owned by a non-natural person.

MULTIPLE CONTRACTS

The Code provides that multiple Non-Qualified annuity contracts which are issued within a calendar year to the same contract owner by one company or its affiliates are treated as one annuity contract for purposes of determining the federal tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such combination of contracts. For purposes of this rule, contracts received in a Section 1035 exchange will be considered issued in the year of the exchange. (However, they may be treated as issued on the issue date of the contract being exchanged, for certain purposes, including for determining whether the contract is an immediate annuity contract.) Owners should consult a tax adviser prior to purchasing more than one Non-Qualified annuity contract from the same issuer in any calendar year.

TAX TREATMENT OF ASSIGNMENTS OF QUALIFIED CONTRACTS

Generally, a Qualified contract, including an IRA, may not be assigned or pledged. One exception to this rule is if the assignment is part of a permitted loan program under an employer-sponsored plan or pursuant to a qualified domestic relations order meeting the requirements of the plan or arrangement under which the contract is issued (or, in the case of an IRA, pursuant to a decree of divorce or separation maintenance or a written instrument incident to such decree.)

TAX TREATMENT OF GIFTING, ASSIGNING OR TRANSFERRING OWNERSHIP OF A NON-QUALIFIED CONTRACT

Under IRC Section 72(e)(4)(c), if you transfer ownership of your Non-Qualified Contract to a person other than your spouse (or former spouse if incident to divorce) for less than adequate consideration you will be taxed on the earnings above the purchase payments at the time of transfer. If you transfer ownership of your Non-Qualified Contract and receive payment less than the Contract's value, you will also be liable for the tax on the Contract's value above your purchase payments not previously withdrawn.

The new Contract owner's purchase payments (basis) in the Contract will be increased to reflect the amount included in your taxable income.

FEDERAL WITHDRAWAL RESTRICTIONS FROM QUALIFIED CONTRACTS

The IRC limits the withdrawal of Purchase Payments from certain Tax-Sheltered Annuities (TSAs) and certain other Qualified contracts. Withdrawals can only be made when an owner: (1) reaches age 59 1/2 (70 1/2 in the case of Section 457(b) Plans); (2) separates from employment from the employer sponsoring the plan; (3) dies; (4) becomes disabled (as defined in the IRC) (does not apply to section 457(b) plans); or (5) experiences a financial hardship (as defined in the IRC). In the case of hardship, the owner can only withdraw Purchase Payments. Transfers of amounts from one Qualified contract to another investment option under the same plan, or to another contract or account of the same plan type or from a qualified plan to a state defined benefit plan to purchase service credits are not considered distributions, and thus are not subject to these withdrawal limitations. Such transfers may, however, be subject to limitations under the annuity contract or Plan. On July 26, 2007, the Department of the Treasury published final 403(b) regulations that are largely effective on January 1, 2009. These comprehensive regulations include several new rules and requirements, such as a requirement that employers maintain their 403(b) plans pursuant to a written plan. The final regulations, subsequent IRS guidance, and the terms of the written plan may impose new restrictions on both new and existing contracts, including restrictions on the availability of loans, distributions, transfers and exchanges, regardless of when a contract was purchased.

Prior to the effective date of the final regulations, provisions applicable to tax-free transfers AND exchanges (both referred to below as "transfers") of 403(b) annuity contracts or custodial accounts became effective September 25, 2007, replacing existing rules under IRS Revenue Ruling 90-24 ("90-24 transfer"). Under these new rules, transfers are available only to the extent permitted under the employer's 403(b) plan once established. Additionally, transfers occurring after September 24, 2007 that did not comply with these new rules could have become taxable on January 1, 2009, or the date of the transfer, whichever is later. If you make a transfer to a contract or custodial account THAT IS NOT PART OF THE EMPLOYER'S 403(b) PLAN (OTHER THAN A TRANSFER TO A CONTRACT OR CUSTODIAL ACCOUNT IN A DIFFERENT PLAN), and the provider and employer failed to enter into an information sharing agreement by January 1, 2009, the TRANSFER would be considered a "failed" TRANSFER that is subject to tax. Additional guidance issued by the IRS generally permits a failed TRANSFER to be corrected no later than June 30, 2009 by re-transferring to a contract or custodial account that is PART OF THE EMPLOYER'S 403(b) PLAN or that is subject to an information-sharing agreement with the employer.

In general, certain contracts originally established by a 90-24 transfer prior to September 25, 2007 are exempt (or grandfathered) from some of the requirements of the final regulations; provided that no salary reduction or other contributions have ever been made to the contract, and that no additional transfers are made to made to the contract on or after September 25, 2007. Further, contracts that are not grandfathered were generally required to be part of, and subject to the requirements of an employer's 403(b) plan upon its establishment, but no later than by January 1, 2009.

The new rules in the final regulations generally do not affect a participant's ability to transfer some or all of a 403(b) account to a state-defined benefit plan to purchase service credits, where such a transfer is otherwise consistent with applicable rules and requirements and with the terms of the employer's plan.

You may wish to discuss the new regulations and/or the general information above with your tax advisor.

PARTIAL 1035 EXCHANGES OF NON-QUALIFIED ANNUITIES

Section 1035 of the Code provides that a Non-Qualified annuity contract may be exchanged in a tax-free transaction for another Non-Qualified annuity contract. Historically, it was generally understood that only the exchange of an entire annuity contract, as opposed to a partial exchange, would be respected by the IRS as a tax-free exchange. In 1998, the U.S. Tax Court ruled that the direct transfer of a portion of an annuity contract into another annuity contract qualified as a tax-free exchange. In 1999, the IRS acquiesced in that Tax Court decision, but stated that it would nonetheless continue to challenge partial exchange transactions under certain circumstances. In Notice 2003-51, published on July 9, 2003, the IRS announced that, pending the publication of final regulations, it would consider all the facts and circumstances to determine whether a partial exchange and subsequent withdrawal from, or surrender of, either the surviving annuity contract or the new annuity contract within 24 months of the partial exchange should be treated as an integrated transaction, and thus whether the two contracts should be treated as a single contract to determine the tax treatment of the surrender or withdrawal under Section 72 of the Code. The IRS made this earlier guidance permanent in Revenue Procedure 2008-24, superseding Notice 2003-51, although it shortened the presumption period from 24 months to 12 months. Revenue Procedure 2008-24 provides that a transfer will be treated as a tax-free exchange under Code section 1035 if either (a) no amounts are withdrawn from, or received in surrender of, either of the contracts involved in the exchange during the 12 months beginning on the date on which amounts are treated as received as premiums or other consideration paid for the contract received in exchange (the date of transfer); or (b) the taxpayer demonstrates that one of the conditions described in Code section 72(q) or any similar life event (such as divorce or loss of employment) occurred between the date of the transfer and the date of the withdrawal or surrender. Owners should seek their own tax advice regarding such transactions and the tax risks associated with subsequent surrenders or withdrawals.

QUALIFIED PLANS

The contracts offered by this prospectus are designed to be available for use under various types of qualified plans. Taxation of owners in each qualified plan varies with the type of plan and terms and conditions of each specific plan. Owners and Beneficiaries are cautioned that benefits under a qualified plan may be subject to limitations under the IRC and the employer-sponsored plan, in addition to the terms and conditions of the contracts issued pursuant to the plan.

Following are general descriptions of the types of qualified plans with which the contracts may be used. Such descriptions are not exhaustive and are for general information purposes only. The tax rules regarding qualified plans are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a contract issued under a qualified plan.

Contracts issued pursuant to qualified plans include special provisions restricting contract provisions that may otherwise be available and described in this prospectus. Generally, contracts issued pursuant to qualified plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain contractual withdrawal penalties and restrictions may apply to surrenders from Qualified contracts.

(a) Plans of Self-Employed Individuals: "H.R. 10 Plans"

Section 401 of the Code permits self-employed individuals to establish qualified plans for themselves and their employees, commonly referred to as "H.R. 10" or "Keogh" Plans. Contributions made to the plan for the benefit of the employees will not be included in the gross income of the employees, for federal tax purposes, until distributed from the plan. The tax consequences to owners may vary depending upon the particular plan design. However, the Code places limitations and restrictions on these plans, such as: amounts of allowable contributions; form, manner and timing of distributions; vesting and non-forfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. Purchasers of contracts for use with an H.R. 10 Plan should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(b) Tax-Sheltered Annuities

Section 403(b) of the Code permits the purchase of "tax-sheltered annuities" by public schools and certain charitable, education and scientific organizations described in Section 501(c)(3) of the Code. These qualifying employers may make contributions to the contracts for the benefit of their employees. Such contributions are not includible in the gross income of the employee until the employee receives distributions from the contract. The amount of contributions to the tax-sheltered annuity is limited to certain maximums imposed by the Code.

One of these limits, on the amount that the employee may contribute on a voluntary basis, is imposed by the annuity contract as well as by the Code. That limit for 2009 is the lesser of 100% of includible compensation or $16,500. The limit may be increased by up to $3,000 for certain employees with at least fifteen years of full-time equivalent service with an eligible employer, and by an additional $5,000 in 2009 for employees age 50 or older, provided that other applicable requirements are satisfied. Total combined employer and employee contributions for 2009 may not exceed the lesser of $49,000 or 100% of compensation. Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, nondiscrimination and withdrawals. Any employee should obtain competent tax advice as to the tax treatment and suitability of such an Investment.

(c) Individual Retirement Annuities

Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as a traditional "Individual Retirement Annuity" ("IRA"). Under applicable limitations, certain amounts may be contributed to an IRA which will be deductible from the individual's gross income. The ability to deduct an IRA contribution to a traditional IRA is subject to limits based upon income levels, retirement plan participation status, and other factors. The maximum IRA (traditional and/or
Roth) contribution for 2009 is the lesser of $5,000 or 100% of compensation. Individuals age 50 or older may be able to contribute an additional $1,000 in 2009. IRAs are subject to limitations on eligibility, contributions, transferability and distributions. Sales of contracts for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of contracts to be qualified as IRAs should obtain competent tax advice as to the tax treatment and suitability of such an investment. If neither the Owner or the Owner's spouse is covered by an employer retirement plan, the IRA contribution may be fully deductible. If the Owner, or if filing jointly, the Owner or spouse, is covered by an employer retirement plan, the Owner may be entitled to only a partial (reduced) deduction or no deduction at all, depending on adjusted gross income, The rules concerning what constitutes "coverage" are complex and purchasers should consult their tax advisor or Internal Revenue Service Publication 590 for more details. The effect of income on the deduction, is sometimes called the adjusted gross income limitation (AGI limit). A modified AGI at or below a certain threshold level allows a full deduction of contributions regardless of coverage under an employer's plan. If you and your spouse are filing jointly and have a modified AGI of less than $89,000, your contribution may be fully deductible; if your income is between $89,000 and $109,000, your contribution may be partially deductible and if your income is $109,000 or more, your contribution may not be deductible. If you are single and your income is less than $55,000, your contribution may be fully deductible; if your income is between $55,000 and $65,000, your contribution may be partially deductible and if your income is $65,000 or more, your contribution may not be deductible. If you are married filing separately and you lived with your spouse at anytime during the year, and your income exceeds $10,000, none of your contribution may be deductible.

(d) Roth IRAs

Section 408(A) of the Code permits an individual to contribute to an individual retirement program called a Roth IRA. Contributions to a Roth IRA are not deductible but distributions are tax-free if certain requirements are satisfied. The maximum IRA (traditional and/or Roth) contribution for 2009 is the lesser of $5,000 or 100% of compensation. Individuals age 50 or older may be able to contribute an additional $1,000 in 2009. Unlike traditional IRAs, to which everyone can contribute even if they cannot deduct the full contribution, Roth IRAs have income limitations on who can establish such a contract. Generally, you can make a full or partial contribution to a Roth IRA if you have taxable compensation and your modified adjusted gross income is less than: $176,000 for married filing jointly or qualifying widow(er), $10,000 for married filing separately and you lived with your spouse at any time during the year, and $116,000 for single, head of household, or married filing separately and you did not live with your spouse at any time during the year. Certain persons may be eligible to convert a traditional IRA into a Roth IRA.

Conversions or rollovers from qualified plans into Roth IRAs normally require taxes to be paid on any previously untaxed amounts included in the amount converted. If the Contracts are made available for use with Roth IRAs, they may be subject to special requirements imposed by the

Internal Revenue Service ("IRS"). Purchasers of the Contracts for this purpose will be provided with such supplementary information as may be required by the IRS or other appropriate agency.

(e) Pension and Profit-Sharing Plans

Section 401(a) of the Code permits certain employers to establish various types of retirement plans, including 401(k) plans, for employees. However, governmental employers may not establish new 401(k) plans. These retirement plans may permit the purchase of the contracts to provide benefits under the plan. Contributions to the plan for the benefit of employees will not be includible in the gross income of the employee until distributed from the plan. The tax consequences to owners may vary depending upon the particular plan design. However, the Code places limitations on all plans on such items as amount of allowable contributions; form, manner and timing of distributions; investing and non-forfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. Purchasers of contracts for use with pension or profit sharing plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(f) Deferred Compensation Plans - Section 457(b)

Under Section 457(b) of the Code, governmental and certain other tax-exempt employers may establish, for the benefit of their employees, deferred compensation plans, which may invest in annuity contracts. The Code, as in the case of employer sponsored retirement plans generally establishes limitations and restrictions on eligibility, contributions and distributions. Under these plans, contributions made for the benefit of the employees will not be includible in the employees' gross income until distributed from the plan. Funds in a non-governmental 457(b) plan remain assets of the employer and are subject to claims by the creditors of the employer. As of January 1, 1999, all 457(b) plans of state and local governments must hold assets and income in a qualifying trust, custodial account, or annuity contract for the exclusive benefit of participants and their Beneficiaries.

ECONOMIC GROWTH AND TAX RELIEF RECONCILIATION ACT OF 2001 AND PENSION PROTECTION ACT OF 2006

For tax years beginning in 2002, the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA) expanded the range of eligible tax-free rollover distributions that may be made among qualified plans and increased contribution limits applicable to these plans. The changes made to the IRC by EGTRRA were scheduled to expire on December 31, 2010. The Pension Protection Act of 2006 made permanent those provisions of EGTRRA relating to IRAs and employer sponsored plans.

                               BROKER-DEALER FIRMS
                       RECEIVING REVENUE SHARING PAYMENTS

The following list includes the names of member firms of the FINRA (or their affiliated broker-dealers) that we believe received a revenue sharing payment of more than $5,000 as of the calendar year ending December 31, 2008, from AIG SunAmerica Life Assurance Company and First SunAmerica Life Insurance Company, both affiliated companies. Your registered representative can provide you with more information about the compensation arrangements that apply upon the sale of the Contract.

A.G. Edwards & Sons, Inc.
Advantage Capital Corporation
AIG Financial Advisors
American General Securities
AmTrust Investment Services, Inc.
BancWest Investment Services, Inc.
CCO Investment Services Corp.
Citigroup Global Markets Inc.
CUSO Financial Services, L.P.
Edward D. Jones & Co., L.P.
Ferris, Baker Watts Incorporated
Financial Network Investment Corporation
First Citizens Investor Services, Inc.
FSC Securities Corp.
ING Financial Partners, Inc.
Invest Financial Corporation
Investment Centers of America, Inc
J.J.B. Hilliard, W.L. Lyons, Inc.
Jefferson Pilot Securities Corporation
LaSalle Financial Services, Inc.
Lincoln Financial Advisors Corporation
LPL Financial Corporation
Merrill Lynch, Pierce, Fenner & Smith Inc.
Morgan Keegan & Company, Inc.
Morgan Stanley & Co., Incorporated
Multi Financial Securities Corp.
National Planning Corporation
NEXT Financial Group, Inc.
Primevest Financial Services, Inc.
Raymond James & Associates, Inc.
RBC Capital Markets Corporation
Royal Alliance Associates, Inc.
Sammons Securities Co. LLC
Securities America, Inc.
SII Investments, Inc.
Summit Brokerage Services, Inc.
UBS Financial Services Inc.
Uvest Financial Services Inc.
WAMU Investments, Inc.
Wescom Financial Services

We will update this list annually; interim arrangements may not be reflected. You are encouraged to review the prospectus for each Underlying Fund for any other compensation arrangements pertaining to the distribution of Underlying Fund shares.

Certain broker dealers with which we have selling agreements are our affiliates. In an effort to promote the sale of our products, affiliated firms may pay their registered representatives additional cash incentives which may include but are not limited to bonus payments, expense payments, health and retirement benefits or the waiver of overhead costs or expenses in connection with the sale of the Contracts, that they would not receive in connection with the sale of contracts issued by unaffiliated companies.

                            DISTRIBUTION OF CONTRACTS
                            -------------------------

      The contracts are offered on a continuous basis through SunAmerica Capital Services, Inc., located at Harborside Financial Center, 3200 Plaza 5, Jersey City, NJ 07311-4992. SunAmerica Capital Services, Inc. is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority, formerly known as the National Association of Securities Dealers, Inc. The Company and SunAmerica Capital Services, Inc. are each an indirect wholly owned subsidiary of AIG Retirement Services, Inc. No underwriting fees are paid in connection with the distribution of the contracts.

                              FINANCIAL STATEMENTS
                              --------------------


      The following financial statements of FS Variable Separate Account are included in this Statement of Additional Information:

     -   Report of Independent Registered Public Accounting Firm
     -   Statement of Assets and Liabilities as of December 31, 2008
     -   Schedule of Portfolio Investments as of December 31, 2008
     - Statement of Operations for the year ended December 31, 2008, except as indicated
     - Statement of Changes in Net Assets for the years ended December 31, 2008 and 2007, except as indicated
     -   Notes to Financial Statements


The following financial statements of First SunAmerica Life Insurance Company are included in this Statement of Additional Information:

     -   Report of Independent Registered Public Accounting Firm
     -   Balance Sheet as of December 31, 2008 and 2007
     - Statement of Income and Comprehensive Income for the years ended December 31, 2008, 2007 and 2006
     - Statement of Cash Flows for the years ended December 31, 2008, 2007 and 2006
     -   Notes to Financial Statements


The financial statements of the Company should be considered only as bearing on the ability of the Company to meet its obligation under the contracts.

PricewaterhouseCoopers LLP, 350 South Grand Avenue, Los Angeles, California 90071, serves as the independent registered public accounting firm for the Separate Account and the Company. The audited financial statements referred to above are included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

                          FS VARIABLE SEPARATE ACCOUNT

                                       OF

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 2008 AND 2007

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                              FINANCIAL STATEMENTS
                           DECEMBER 31, 2008 AND 2007

                                    CONTENTS

Report of Independent Registered Public Accounting Firm ..................    1
Statement of Assets and Liabilities, December 31, 2008 ...................    2
Schedule of Portfolio Investments, December 31, 2008 .....................   17
Statement of Operations, for the year ended December 31, 2008, except as
   indicated .............................................................   18
Statement of Changes in Net Assets, for the year ended December 31, 2008,
except as indicated ......................................................   32
Statement of Changes in Net Assets, for the year ended December 31, 2007,
   except as indicated ...................................................   46
Notes to Financial Statements ............................................   59

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of First SunAmerica Life Insurance Company and the Contractholders of its separate account, FS Variable Separate Account

In our opinion, the accompanying statement of assets and liabilities, including the schedule of portfolio investments, and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of each of the Variable Accounts constituting FS Variable Separate Account, a separate account of First SunAmerica Life Insurance Company (the "Separate Account") at December 31, 2008, and the results of their operations for the periods indicated and the changes in each of their net assets for the periods indicated in each of the two years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Separate Account's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2008 by correspondence with the custodian, provide a reasonable basis for our opinion.


/s/ PricewaterhouseCoopers LLP
Los Angeles, California
April 24, 2009

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2008

                                                                    Capital    Government and
                                               Asset Allocation  Appreciation   Quality Bond                     Natural Resources
                                                   Portfolio       Portfolio      Portfolio    Growth Portfolio      Portfolio
                                                   (Class 1)       (Class 1)      (Class 1)        (Class 1)         (Class 1)
                                               ----------------  ------------  --------------  ----------------  -----------------
Assets:
   Investments in Trusts, at net asset value      $4,793,858      $10,510,598    $12,100,714      $5,163,243         $3,503,249
   Dividends receivable                                    0                0              0               0                  0
                                                  ----------      -----------    -----------      ----------         ----------
      Total assets                                $4,793,858      $10,510,598    $12,100,714      $5,163,243         $3,503,249
Liabilities:                                               0                0              0               0                  0
                                                  ----------      -----------    -----------      ----------         ----------
Net assets:                                       $4,793,858      $10,510,598    $12,100,714      $5,163,243         $3,503,249
                                                  ==========      ===========    ===========      ==========         ==========
   Accumulation units                             $4,574,730      $10,439,664    $11,943,418      $5,116,568         $3,499,004
   Contracts in payout (annuitization) period        219,128           70,934        157,296          46,675              4,245
                                                  ----------      -----------    -----------      ----------         ----------
      Total net assets:                           $4,793,858      $10,510,598    $12,100,714      $5,163,243         $3,503,249
                                                  ==========      ===========    ===========      ==========         ==========
Accumulation units outstanding:                      234,020          326,438        644,341         236,291            105,729
                                                  ==========      ===========    ===========      ==========         ==========

                                                                    Capital    Government and
                                               Asset Allocation  Appreciation   Quality Bond
                                                   Portfolio       Portfolio     Portfolio     Growth Portfolio
                                                   (Class 3)       (Class 3)     (Class 3)         (Class 3)
                                               ----------------  ------------  --------------  ----------------
Assets:
   Investments in Trusts, at net asset value      $2,236,326      $12,995,503    $26,105,975      $6,474,338
   Dividends receivable                                    0                0              0               0
                                                  ----------      -----------    -----------      ----------
      Total assets                                $2,236,326      $12,995,503    $26,105,975      $6,474,338
Liabilities:                                               0                0              0               0
                                                  ----------      -----------    -----------      ----------
Net assets:                                       $2,236,326      $12,995,503    $26,105,975      $6,474,338
                                                  ==========      ===========    ===========      ==========
   Accumulation units                             $2,236,326      $12,995,503    $26,105,975      $6,474,338
   Contracts in payout (annuitization) period              0                0              0               0
                                                  ----------      -----------    -----------      ----------
      Total net assets:                           $2,236,326      $12,995,503    $26,105,975      $6,474,338
                                                  ==========      ===========    ===========      ==========
Accumulation units outstanding:                      113,415          483,122      1,449,095         316,917
                                                  ==========      ===========    ===========      ==========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2008
                                   (continued)

                                               Natural Resources  Aggressive Growth  Alliance Growth
                                                   Portfolio          Portfolio         Portfolio     Balanced Portfolio
                                                   (Class 3)          (Class 1)         (Class 1)          (Class 1)
                                               -----------------  -----------------  ---------------  ------------------
Assets:
   Investments in Trusts, at net asset value       $5,574,546         $1,809,108       $10,268,696        $3,734,308
   Dividends receivable                                     0                  0                 0                 0
                                                   ----------         ----------       -----------        ----------
      Total assets                                 $5,574,546         $1,809,108       $10,268,696        $3,734,308
Liabilities:                                                0                  0                 0                 0
                                                   ----------         ----------       -----------        ----------
Net assets:                                        $5,574,546         $1,809,108       $10,268,696        $3,734,308
                                                   ==========         ==========       ===========        ==========
   Accumulation units                               5,574,546          1,785,897         9,992,781         3,690,560
   Contracts in payout (annuitization) period               0             23,211           275,915            43,748
                                                   ----------         ----------       -----------        ----------
      Total net assets:                            $5,574,546         $1,809,108       $10,268,696        $3,734,308
                                                   ==========         ==========       ===========        ==========
Accumulation units outstanding:                       189,295            224,748           470,096           300,550
                                                   ==========         ==========       ===========        ==========

                                               Blue Chip Growth  Capital Growth  Cash Management  Corporate Bond   Davis Venture
                                                   Portfolio        Portfolio       Portfolio        Portfolio    Value Portfolio
                                                   (Class 1)        (Class 1)       (Class 1)        (Class 1)       (Class 1)
                                               ----------------  --------------  ---------------  --------------  ---------------
Assets:
   Investments in Trusts, at net asset value       $884,535         $606,454       $11,013,417      $4,699,639      $18,798,296
   Dividends receivable                                   0                0                 0               0                0
                                                   --------         --------       -----------      ----------      -----------
      Total assets                                 $884,535         $606,454       $11,013,417      $4,699,639      $18,798,296
Liabilities:                                              0                0                 0               0                0
                                                   --------         --------       -----------      ----------      -----------
Net assets:                                        $884,535         $606,454       $11,013,417      $4,699,639      $18,798,296
                                                   ========         ========       ===========      ==========      ===========
   Accumulation units                               884,535          606,454        10,984,160       4,625,075       18,548,043
   Contracts in payout (annuitization) period             0                0            29,257          74,564          250,253
                                                   --------         --------       -----------      ----------      -----------
      Total net assets:                            $884,535         $606,454       $11,013,417      $4,699,639      $18,798,296
                                                   ========         ========       ===========      ==========      ===========
Accumulation units outstanding:                     206,094          122,752           801,601         277,466          759,922
                                                   ========         ========       ===========      ==========      ===========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2008
                                   (continued)

                                                                                        Equity
                                                "Dogs" of Wall    Emerging Markets  Opportunities     Fundamental    Global Bond
                                               Street Portfolio       Portfolio       Portfolio    Growth Portfolio   Portfolio
                                                   (Class 1)          (Class 1)       (Class 1)        (Class 1)      (Class 1)
                                               ----------------   ----------------  -------------  ----------------  -----------
Assets:
   Investments in Trusts, at net asset value      $1,163,088         $2,776,870       $3,345,205      $2,717,945      $3,092,067
   Dividends receivable                                    0                  0                0               0               0
                                                  ----------         ----------       ----------      ----------      ----------
      Total assets                                $1,163,088         $2,776,870       $3,345,205      $2,717,945      $3,092,067
Liabilities:                                               0                  0                0               0               0
                                                  ----------         ----------       ----------      ----------      ----------
Net assets:                                       $1,163,088         $2,776,870       $3,345,205      $2,717,945      $3,092,067
                                                  ==========         ==========       ==========      ==========      ==========
   Accumulation units                              1,163,088          2,727,921        3,303,374       2,709,643       3,052,888
   Contracts in payout (annuitization) period              0             48,949           41,831           8,302          39,179
                                                  ----------         ----------       ----------      ----------      ----------
      Total net assets:                           $1,163,088         $2,776,870       $3,345,205      $2,717,945      $3,092,067
                                                  ==========         ==========       ==========      ==========      ==========
Accumulation units outstanding:                      127,465            242,671          268,348         231,949         150,429
                                                  ==========         ==========       ==========      ==========      ==========

                                                                   Growth
                                               Global Equities  Opportunities  Growth-Income  High-Yield Bond
                                                  Portfolio       Portfolio      Portfolio       Portfolio
                                                  (Class 1)       (Class 1)      (Class 1)       (Class 1)
                                               ---------------  -------------  -------------  ---------------
Assets:
   Investments in Trusts, at net asset value      $2,565,924      $562,699       $8,168,268      $3,407,990
   Dividends receivable                                    0             0                0               0
                                                  ----------      --------       ----------      ----------
      Total assets                                $2,565,924      $562,699       $8,168,268      $3,407,990
Liabilities:                                               0             0                0               0
                                                  ----------      --------       ----------      ----------
Net assets:                                       $2,565,924      $562,699       $8,168,268      $3,407,990
                                                  ==========      ========       ==========      ==========
   Accumulation units                              2,558,515       562,699        8,141,540       3,401,366
   Contracts in payout (annuitization) period          7,409             0           26,728           6,624
                                                  ----------      --------       ----------      ----------
      Total net assets:                           $2,565,924      $562,699       $8,168,268      $3,407,990
                                                  ==========      ========       ==========      ==========
Accumulation units outstanding:                      173,662       131,247          419,150         242,408
                                                  ==========      ========       ==========      ==========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2008
                                   (continued)

                                                   International       International    MFS Massachusetts
                                               Diversified Equities  Growth and Income   Investors Trust   MFS Total Return
                                                     Portfolio           Portfolio          Portfolio          Portfolio
                                                     (Class 1)           (Class 1)          (Class 1)          (Class 1)
                                               --------------------  -----------------  -----------------  ----------------
Assets:
   Investments in Trusts, at net asset value        $3,806,888           $3,508,360         $3,675,337        $9,179,787
   Dividends receivable                                      0                    0                  0                 0
                                                    ----------           ----------         ----------        ----------
      Total assets                                  $3,806,888           $3,508,360         $3,675,337        $9,179,787
Liabilities:                                                 0                    0                  0                 0
                                                    ----------           ----------         ----------        ----------
Net assets:                                         $3,806,888           $3,508,360         $3,675,337        $9,179,787
                                                    ==========           ==========         ==========        ==========
   Accumulation units                                3,780,457            3,484,913          3,654,864         8,897,441
   Contracts in payout (annuitization) period           26,431               23,447             20,473           282,346
                                                    ----------           ----------         ----------        ----------
      Total net assets:                             $3,806,888           $3,508,360         $3,675,337        $9,179,787
                                                    ==========           ==========         ==========        ==========
Accumulation units outstanding:                        385,914              329,822            215,894           414,277
                                                    ==========           ==========         ==========        ==========


                                               Mid-Cap Growth  Real Estate  Technology   Telecom Utility  Total Return Bond
                                                  Portfolio     Portfolio    Portfolio      Portfolio         Portfolio
                                                  (Class 1)     (Class 1)    (Class 1)      (Class 1)         (Class 1)
                                               --------------  -----------  -----------  ---------------  -----------------
Assets:
   Investments in Trusts, at net asset value     $2,195,718     $1,971,981    $270,717      $1,085,585        $2,257,658
   Dividends receivable                                   0              0           0               0                 0
                                                 ----------     ----------    --------      ----------        ----------
      Total assets                               $2,195,718     $1,971,981    $270,717      $1,085,585        $2,257,658
Liabilities:                                              0              0           0               0                 0
                                                 ----------     ----------    --------      ----------        ----------
Net assets:                                      $2,195,718     $1,971,981    $270,717      $1,085,585        $2,257,658
                                                 ==========     ==========    ========      ==========        ==========
   Accumulation units                             2,187,698      1,970,131     270,717       1,078,622         2,257,658
   Contracts in payout (annuitization) period         8,020          1,850           0           6,963                 0
                                                 ----------     ----------    --------      ----------        ----------
      Total net assets:                          $2,195,718     $1,971,981    $270,717      $1,085,585        $2,257,658
                                                 ==========     ==========    ========      ==========        ==========
Accumulation units outstanding:                     313,833        133,956     194,798          97,398            98,057
                                                 ==========     ==========    ========      ==========        ==========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2008
                                   (continued)

                                                                                    American Funds   American Funds  American Funds
                                               Aggressive Growth  Alliance Growth  Asset Allocation   Global Growth    Growth SAST
                                                   Portfolio         Portfolio      SAST Portfolio   SAST Portfolio     Portfolio
                                                   (Class 3)         (Class 3)        (Class 3)         (Class 3)       (Class 3)
                                               -----------------  ---------------  ----------------  --------------  --------------
Assets:
   Investments in Trusts, at net asset value        $840,266         $6,984,689       $1,055,958       $4,022,172      $4,423,666
   Dividends receivable                                    0                  0                0                0               0
                                                    --------         ----------       ----------       ----------      ----------
      Total assets                                  $840,266         $6,984,689       $1,055,958       $4,022,172      $4,423,666
Liabilities:                                               0                  0                0                0               0
                                                    --------         ----------       ----------       ----------      ----------
Net assets:                                         $840,266         $6,984,689       $1,055,958       $4,022,172      $4,423,666
                                                    ========         ==========       ==========       ==========      ==========
   Accumulation units                                840,266          6,984,689        1,055,958        4,022,172       4,423,666
   Contracts in payout (annuitization) period              0                  0                0                0               0
                                                    --------         ----------       ----------       ----------      ----------
      Total net assets:                             $840,266         $6,984,689       $1,055,958       $4,022,172      $4,423,666
                                                    ========         ==========       ==========       ==========      ==========
Accumulation units outstanding:                      106,908            339,943          138,834          549,023         686,499
                                                    ========         ==========       ==========       ==========      ==========

                                               American Funds
                                                Growth-Income                      Blue Chip Growth  Capital Growth
                                               SAST Portfolio  Balanced Portfolio      Portfolio        Portfolio
                                                  (Class 3)         (Class 3)          (Class 3)        (Class 3)
                                               --------------  ------------------  ----------------  --------------
Assets:
   Investments in Trusts, at net asset value     $5,213,567         $592,743          $1,135,923       $2,135,117
   Dividends receivable                                   0                0                   0                0
                                                 ----------         --------          ----------       ----------
      Total assets                               $5,213,567         $592,743          $1,135,923       $2,135,117
Liabilities:                                              0                0                   0                0
                                                 ----------         --------          ----------       ----------
Net assets:                                      $5,213,567         $592,743          $1,135,923       $2,135,117
                                                 ==========         ========          ==========       ==========
   Accumulation units                             5,213,567          592,743           1,135,923        2,135,117
   Contracts in payout (annuitization) period             0                0                   0                0
                                                 ----------         --------          ----------       ----------
      Total net assets:                          $5,213,567         $592,743          $1,135,923       $2,135,117
                                                 ==========         ========          ==========       ==========
Accumulation units outstanding:                     787,320           48,569             269,789          433,824
                                                 ==========         ========          ==========       ==========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2008
                                   (continued)


                                               Cash Management  Corporate Bond   Davis Venture    "Dogs" of Wall   Emerging Markets
                                                  Portfolio        Portfolio    Value Portfolio  Street Portfolio      Portfolio
                                                  (Class 3)        (Class 3)       (Class 3)         (Class 3)         (Class 3)
                                               ---------------  --------------  ---------------  ----------------  ----------------
Assets:
   Investments in Trusts, at net asset value     $11,757,288      $16,496,646     $17,448,927        $896,659         $5,754,527
   Dividends receivable                                    0                0               0               0                  0
                                                 -----------      -----------     -----------        --------         ----------
      Total assets                               $11,757,288      $16,496,646     $17,448,927        $896,659         $5,754,527
Liabilities:                                               0                0               0               0                  0
                                                 -----------      -----------     -----------        --------         ----------
Net assets:                                      $11,757,288      $16,496,646     $17,448,927        $896,659         $5,754,527
                                                 ===========      ===========     ===========        ========         ==========
   Accumulation units                             11,630,609       16,496,646      17,448,927         896,659          5,754,527
   Contracts in payout (annuitization) period        126,679                0               0               0                  0
                                                 -----------      -----------     -----------        --------         ----------
      Total net assets:                          $11,757,288      $16,496,646     $17,448,927        $896,659         $5,754,527
                                                 ===========      ===========     ===========        ========         ==========
Accumulation units outstanding:                      879,922        1,026,824         770,465         100,495            521,630
                                                 ===========      ===========     ===========        ========         ==========

                                                    Equity
                                                Opportunities  Foreign Value     Fundamental    Global Bond
                                                  Portfolio      Portfolio    Growth Portfolio   Portfolio
                                                  (Class 3)      (Class 3)        (Class 3)      (Class 3)
                                               --------------  -------------  ----------------  -----------
Assets:
   Investments in Trusts, at net asset value      $1,319,969    $13,190,881      $3,290,405      $4,884,012
   Dividends receivable                                    0              0               0               0
                                                  ----------    -----------      ----------      ----------
      Total assets                                $1,319,969    $13,190,881      $3,290,405      $4,884,012
Liabilities:                                               0              0               0               0
                                                  ----------    -----------      ----------      ----------
Net assets:                                       $1,319,969    $13,190,881      $3,290,405      $4,884,012
                                                  ==========    ===========      ==========      ==========
   Accumulation units                              1,319,969     13,190,881       3,290,405       4,884,012
   Contracts in payout (annuitization) period              0              0               0               0
                                                  ----------    -----------      ----------      ----------
      Total net assets:                           $1,319,969    $13,190,881      $3,290,405      $4,884,012
                                                  ==========    ===========      ==========      ==========
Accumulation units outstanding:                      110,609      1,053,691         307,030         250,824
                                                  ==========    ===========      ==========      ==========

The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2008
                                   (continued)


                                                                                                  International
                                                 Global       Growth       Growth-   High-Yield    Diversified
                                                Equities   Opportunities    Income      Bond        Equities
                                                Portfolio    Portfolio    Portfolio   Portfolio     Portfolio
                                                (Class 3)    (Class 3)    (Class 3)   (Class 3)     (Class 3)
                                               ----------  -------------  ---------  -----------  -------------
Assets:
   Investments in Trusts, at net asset value   $1,371,857    $2,602,783    $572,672  $2,126,355    $10,202,829
   Dividends receivable                                 0             0           0           0              0
                                               ----------    ----------    --------  ----------    -----------
      Total assets                             $1,371,857    $2,602,783    $572,672  $2,126,355    $10,202,829
Liabilities:                                            0             0           0           0              0
                                               ----------    ----------    --------  ----------    -----------
Net assets:                                    $1,371,857    $2,602,783    $572,672  $2,126,355    $10,202,829
                                               ==========    ==========    ========  ==========    ===========
   Accumulation units                           1,371,857     2,602,783     572,672   2,126,355     10,202,829
   Contracts in payout (annuitization) period           0             0           0           0              0
                                               ----------    ----------    --------  ----------    -----------
      Total net assets:                        $1,371,857    $2,602,783    $572,672  $2,126,355    $10,202,829
                                               ==========    ==========    ========  ==========    ===========
Accumulation units outstanding:                    99,132       610,496      32,766     162,434      1,062,717
                                               ==========    ==========    ========  ==========    ===========

                                                                               MFS
                                               International    Marsico   Massachusetts
                                                  Growth        Focused     Investors        MFS
                                                 and Income     Growth        Trust      Total Return
                                                 Portfolio     Portfolio    Portfolio     Portfolio
                                                 (Class 3)     (Class 3)    (Class 3)      (Class 3)
                                               -------------  ----------  -------------  ------------
Assets:
   Investments in Trusts, at net asset value     $9,864,933   $1,500,606    $3,526,622    $7,919,481
   Dividends receivable                                   0            0             0             0
                                                 ----------   ----------    ----------    ----------
      Total assets                               $9,864,933   $1,500,606    $3,526,622    $7,919,481
Liabilities:                                              0            0             0             0
                                                 ----------   ----------    ----------    ----------
Net assets:                                      $9,864,933   $1,500,606    $3,526,622    $7,919,481
                                                 ==========   ==========    ==========    ==========
   Accumulation units                             9,864,933    1,500,606     3,526,622     7,919,481
   Contracts in payout (annuitization) period             0            0             0             0
                                                 ----------   ----------    ----------    ----------
      Total net assets:                          $9,864,933   $1,500,606    $3,526,622    $7,919,481
                                                 ==========   ==========    ==========    ==========
Accumulation units outstanding:                     985,627      192,620       229,069       403,274
                                                 ==========   ==========    ==========    ==========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2008
                                   (continued)

                                                                         Small &       Small
                                                 Mid-Cap      Real       Mid Cap      Company
                                                  Growth     Estate       Value        Value    Technology
                                                Portfolio   Portfolio   Portfolio    Portfolio  Portfolio
                                                (Class 3)   (Class 3)   (Class 3)    (Class 3)  (Class 3)
                                               ----------  ----------  -----------  ----------  ----------
Assets:
   Investments in Trusts, at net asset value   $3,322,545  $6,211,664  $11,661,879  $3,792,982   $886,741
   Dividends receivable                                 0           0            0           0          0
                                               ----------  ----------  -----------  ----------   ---------
      Total assets                             $3,322,545  $6,211,664  $11,661,879  $3,792,982   $886,741
Liabilities:                                            0           0            0           0          0
                                               ----------  ----------  -----------  ----------   ---------
Net assets:                                    $3,322,545  $6,211,664  $11,661,879  $3,792,982   $886,741
                                               ==========  ==========  ===========  ==========   =========
   Accumulation units                           3,322,545   6,211,664   11,661,879   3,792,982    886,741
   Contracts in payout (annuitization) period           0           0            0           0          0
                                               ----------  ----------  -----------  ----------   ---------
      Total net assets:                        $3,322,545  $6,211,664  $11,661,879  $3,792,982   $886,741
                                               ==========  ==========  ===========  ==========   =========
Accumulation units outstanding:                   486,422     451,145    1,039,983     625,812    651,042
                                               ==========  ==========  ===========  ==========   =========

                                                             Total
                                                Telecom     Return     Capital
                                                Utility      Bond       Growth     Comstock
                                               Portfolio   Portfolio  Portfolio   Portfolio
                                               (Class 3)   (Class 3)  (Class II)  (Class II)
                                               ---------  ----------  ----------  ----------
Assets:
   Investments in Trusts, at net asset value    $480,483  $5,896,578   $354,726   $5,399,811
   Dividends receivable                                0           0          0            0
                                                --------  ----------   ---------  ----------
      Total assets                              $480,483  $5,896,578   $354,726   $5,399,811
Liabilities:                                           0           0          0            0
                                                --------  ----------   ---------  ----------
Net assets:                                     $480,483  $5,896,578   $354,726   $5,399,811
                                                ========  ==========   =========  ==========
   Accumulation units                            480,483   5,896,578    354,726    5,399,811
   Contracts in payout (annuitization) period          0           0          0            0
                                                --------  ----------   ---------  ----------
      Total net assets:                         $480,483  $5,896,578   $354,726   $5,399,811
                                                ========  ==========   =========  ==========
Accumulation units outstanding:                   43,804     277,340     62,558      625,183
                                                ========  ==========   =========  ==========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2008
                                   (continued)

                                                 Growth
                                                  and        Diversified     Equity                LargeCap
                                                 Income     International    Income     Income       Blend
                                               Portfolio       Account       Account    Account   Account II
                                               (Class II)     (Class 2)     (Class 2)  (Class 2)   (Class 2)
                                               -----------  -------------  ----------  ---------  ----------
Assets:
   Investments in Trusts, at net asset value   $14,909,895     $398,229    $1,255,089   $328,247    $78,807
   Dividends receivable                                  0            0             0          0          0
                                               -----------     --------    ----------   --------    -------
      Total assets                             $14,909,895     $398,229    $1,255,089   $328,247    $78,807
Liabilities:                                             0            0             0          0          0
                                               -----------     --------    ----------   --------    -------
Net assets:                                    $14,909,895     $398,229    $1,255,089   $328,247    $78,807
                                               ===========     ========    ==========   ========    =======
   Accumulation units                           14,909,895      398,229     1,255,089    328,247     78,807
   Contracts in payout (annuitization) period            0            0             0          0          0
                                               -----------     --------    ----------   --------    -------
      Total net assets:                        $14,909,895     $398,229    $1,255,089   $328,247    $78,807
                                               ===========     ========    ==========   ========    =======
Accumulation units outstanding:                  1,453,484       86,227       182,583     46,657     17,631
                                               ===========     ========    ==========   ========    =======

                                                LargeCap    MidCap      Money     Mortgage
                                                 Growth      Stock     Market    Securities
                                                Account     Account    Account    Account
                                               (Class 2)   (Class 2)  (Class 2)   (Class 2)
                                               ---------  ----------  ---------  ----------
Assets:
   Investments in Trusts, at net asset value    $39,948   $1,559,723   $719,962    $3,903
   Dividends receivable                               0            0        280         0
                                                -------   ----------   --------    ------
      Total assets                              $39,948   $1,559,723   $720,242    $3,903
Liabilities:                                          0            0          0         0
                                                -------   ----------   --------    ------
Net assets:                                     $39,948   $1,559,723   $720,242    $3,903
                                                =======   ==========   ========    ======
   Accumulation units                            39,948    1,559,723    720,242     3,903
   Contracts in payout (annuitization) period         0            0          0         0
                                                -------   ----------   --------    ------
      Total net assets:                         $39,948   $1,559,723   $720,242    $3,903
                                                =======   ==========   ========    ======
Accumulation units outstanding:                   8,350      237,021    119,261       555
                                                =======   ==========   ========    ======

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2008
                                   (continued)

                                                  Real                      SAM           SAM          SAM
                                                 Estate        SAM     Conservative  Conservative   Flexible
                                               Securities    Balanced    Balanced       Growth       Income
                                                Account     Portfolio    Portfolio     Portfolio    Portfolio
                                               (Class 2)    (Class 2)    (Class 2)     (Class 2)    (Class 2)
                                               ----------  ----------  ------------  ------------  ----------
Assets:
   Investments in Trusts, at net asset value   $  20,469   $9,843,630    $649,805     $1,573,396   $1,280,792
   Dividends receivable                                0            0           0              0            0
                                               ----------  ----------    --------     ----------   ----------
      Total assets                             $  20,469   $9,843,630    $649,805     $1,573,396   $1,280,792
Liabilities:                                           0            0           0              0            0
                                               ----------  ----------    --------     ----------   ----------
Net assets:                                    $  20,469   $9,843,630    $649,805     $1,573,396   $1,280,792
                                               ==========  ==========    ========     ==========   ==========
   Accumulation units                             20,469    9,843,630     649,805      1,573,396    1,280,792
   Contracts in payout (annuitization) period          0            0           0              0            0
                                               ----------  ----------    --------     ----------   ----------
      Total net assets:                        $  20,469   $9,843,630    $649,805     $1,573,396   $1,280,792
                                               ==========  ==========    ========     ==========   ==========
Accumulation units outstanding:                    1,822    1,283,256     107,666        211,521      175,382
                                               ==========  ==========    ========     ==========   ==========

                                                 SAM                                 West
                                               Strategic  Short-Term   SmallCap     Coast
                                                Growth      Income      Growth     Equity
                                               Portfolio    Account   Account II   Account
                                               (Class 2)  (Class 2)   (Class 2)   (Class 2)
                                               ---------  ----------  ----------  ---------
Assets:
   Investments in Trusts, at net asset value    $223,739    $41,025     $20,944    $456,753
   Dividends receivable                                0          0           0           0
                                                --------    -------     -------    --------
      Total assets                              $223,739    $41,025     $20,944    $456,753
Liabilities:                                           0          0           0           0
                                                --------    -------     -------    --------
Net assets:                                     $223,739    $41,025     $20,944    $456,753
                                                ========    =======     =======    ========
   Accumulation units                            223,739     41,025      20,944     456,753
   Contracts in payout (annuitization) period          0          0           0           0
                                                --------    -------     -------    --------
      Total net assets:                         $223,739    $41,025     $20,944    $456,753
                                                ========    =======     =======    ========
Accumulation units outstanding:                   29,030      6,234       5,213      53,444
                                                ========    =======     =======    ========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2008
                                   (continued)

                                                          Columbia
                                                Columbia   Marsico
                                                  High     Focused
                                                 Yield    Equities
                                                 Fund,      Fund,       Asset       Global
                                                Variable  Variable   Allocation     Growth     Growth
                                                 Series    Series       Fund        Fund        Fund
                                               (Class A)  (Class A)   (Class 2)   (Class 2)   (Class 2)
                                               ---------  ---------  ----------  ----------  ----------
Assets:
   Investments in Trusts, at net asset value    $171,563   $475,471  $1,654,437  $9,375,646  $9,108,184
   Dividends receivable                                0          0           0           0           0
                                                --------   --------  ----------  ----------  ----------
      Total assets                              $171,563   $475,471  $1,654,437  $9,375,646  $9,108,184
Liabilities:                                           0          0           0           0           0
                                                --------   --------  ----------  ----------  ----------
Net assets:                                     $171,563   $475,471  $1,654,437  $9,375,646  $9,108,184
                                                ========   ========  ==========  ==========  ==========
   Accumulation units                            171,563    475,471   1,654,437   9,375,646   9,108,184
   Contracts in payout (annuitization) period          0          0           0           0           0
                                                --------   --------  ----------  ----------  ----------
      Total net assets:                         $171,563   $475,471  $1,654,437  $9,375,646  $9,108,184
                                                ========   ========  ==========  ==========  ==========
Accumulation units outstanding:                   14,606     61,746     135,339     625,386     736,241
                                                ========   ========  ==========  ==========  ==========

                                                              Growth                  MTB
                                                 Growth-        and      Mid Cap     Large
                                                  Income      Income      Value       Cap
                                                   Fund      Portfolio  Portfolio    Growth
                                                (Class 2)   (Class VC)  (Class VC)  Fund II
                                               -----------  ----------  ----------  -------
Assets:
   Investments in Trusts, at net asset value   $11,399,496  $7,912,037   $136,788   $69,864
   Dividends receivable                                  0           0          0         0
                                               -----------  ----------   --------   -------
      Total assets                             $11,399,496  $7,912,037   $136,788   $69,864
Liabilities:                                             0           0          0         0
                                               -----------  ----------   --------   -------
Net assets:                                    $11,399,496  $7,912,037   $136,788   $69,864
                                               ===========  ==========   ========   =======
   Accumulation units                           11,399,496   7,912,037    136,788    69,864
   Contracts in payout (annuitization) period            0           0          0         0
                                               -----------  ----------   --------   -------
      Total net assets:                        $11,399,496  $7,912,037   $136,788   $69,864
                                               ===========  ==========   ========   =======
Accumulation units outstanding:                    979,919     912,391     14,663    11,061
                                               ===========  ==========   ========   =======

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2008
                                   (continued)

                                                                                                             Franklin
                                                                                                            Templeton
                                                             MTB          MTB          MTB                     VIP
                                                           Managed      Managed      Managed     Franklin    Founding
                                                  MTB     Allocation   Allocation   Allocation    Income      Funds
                                               Large Cap   Fund -        Fund -       Fund -    Securities  Allocation
                                                 Value    Aggressive  Conservative   Moderate      Fund        Fund
                                                Fund II   Growth II    Growth II    Growth II   (Class 2)   (Class 2)
                                               ---------  ----------  ------------  ----------  ----------  ----------
Assets:
   Investments in Trusts, at net asset value    $157,947   $114,318      $18,655     $127,133    $831,032   $1,542,126
   Dividends receivable                                0          0            0            0           0            0
                                                --------   --------      -------     --------    --------   ----------
      Total assets                              $157,947   $114,318      $18,655     $127,133    $831,032   $1,542,126
Liabilities:                                           0          0            0            0           0            0
                                                --------   --------      -------     --------    --------   ----------
Net assets:                                     $157,947   $114,318      $18,655     $127,133    $831,032   $1,542,126
                                                ========   ========      =======     ========    ========   ==========
   Accumulation units                            157,947    114,318       18,655      127,133     831,032    1,542,126
   Contracts in payout (annuitization) period          0          0            0            0           0            0
                                                --------   --------      -------     --------    --------   ----------
      Total net assets:                         $157,947   $114,318      $18,655     $127,133    $831,032   $1,542,126
                                                ========   ========      =======     ========    ========   ==========
Accumulation units outstanding:                   27,274     18,745        2,277       17,532     118,076      233,058
                                                ========   ========      =======     ========    ========   ==========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2008
                                   (continued)

                                                                        Contracts With               Contracts With
                                                                    Total Expenses of 0.85     Total Expenses of 1.52(1)
                                                                 ---------------------------  ---------------------------
                                                                 Accumulation  Unit value of  Accumulation  Unit value of
                                                                     units      accumulation      units      accumulation
Variable Accounts                                                 outstanding      units       outstanding      units
-----------------                                                ------------  -------------  ------------  -------------
ANCHOR SERIES TRUST:
   Asset Allocation Portfolio (Class 1)                                    --  $          --       234,020  $       20.49
   Capital Appreciation Portfolio (Class 1)                                --             --       326,438          32.20
   Government and Quality Bond Portfolio (Class 1)                         --             --       644,341          18.78
   Growth Portfolio (Class 1)                                              --             --       236,291          21.85
   Natural Resources Portfolio (Class 1)                                   --             --       105,729          33.13
   Asset Allocation Portfolio (Class 3)                                 4,779          11.25        96,568          20.11
   Capital Appreciation Portfolio (Class 3)                           102,108          10.50       289,223          31.74
   Government and Quality Bond Portfolio (Class 3)                     64,674          14.88       976,997          18.46
   Growth Portfolio (Class 3)                                           3,766           8.09       225,717          21.52
   Natural Resources Portfolio (Class 3)                               12,089           6.88        87,532          32.60
SUNAMERICA SERIES TRUST:
   Aggressive Growth Portfolio (Class 1)                                   --  $          --       224,748  $        8.05
   Alliance Growth Portfolio (Class 1)                                     --             --       470,096          21.84
   Balanced Portfolio (Class 1)                                            --             --       300,550          12.43
   Blue Chip Growth Portfolio (Class 1)                                    --             --       206,094           4.29
   Capital Growth Portfolio (Class 1)                                      --             --       122,752           4.94
   Cash Management Portfolio (Class 1)                                     --             --       801,601          13.74
   Corporate Bond Portfolio (Class 1)                                      --             --       277,466          16.94
   Davis Venture Value Portfolio (Class 1)                                 --             --       759,922          24.74
   "Dogs" of Wall Street Portfolio (Class 1)                               --             --       127,465           9.13
   Emerging Markets Portfolio (Class 1)                                    --             --       242,671          11.44
   Equity Opportunities Portfolio (Class 1)                                --             --       268,348          12.46
   Fundamental Growth Portfolio (Class 1)                                  --             --       231,949          11.72
   Global Bond Portfolio (Class 1)                                         --             --       150,429          20.56
   Global Equities Portfolio (Class 1)                                     --             --       173,662          14.77
   Growth Opportunities Portfolio (Class 1)                                --             --       131,247           4.29
   Growth-Income Portfolio (Class 1)                                       --             --       419,150          19.49
   High-Yield Bond Portfolio (Class 1)                                     --             --       242,408          14.06
   International Diversified Equities Portfolio (Class 1)                  --             --       385,914           9.86
   International Growth and Income Portfolio (Class 1)                     --             --       329,822          10.64
   MFS Massachusetts Investors Trust Portfolio (Class 1)                   --             --       215,894          17.02
   MFS Total Return Portfolio (Class 1)                                    --             --       414,277          22.16
   Mid-Cap Growth Portfolio (Class 1)                                      --             --       313,833           7.00
   Real Estate Portfolio (Class 1)                                         --             --       133,956          14.72
   Technology Portfolio (Class 1)                                          --             --       194,798           1.39
   Telecom Utility Portfolio (Class 1)                                     --             --        97,398          11.15
   Total Return Bond Portfolio (Class 1)                                   --             --        98,057          23.03
   Aggressive Growth Portfolio (Class 3)                                  108           5.00        63,482           7.89
   Alliance Growth Portfolio (Class 3)                                 16,826           5.44       237,335          21.39
   American Funds Asset Allocation SAST Portfolio (Class 3)                --             --        42,633           7.61
   American Funds Global Growth SAST Portfolio (Class 3)                   --             --       265,040           7.34
   American Funds Growth SAST Portfolio (Class 3)                          --             --       330,785           6.46
   American Funds Growth-Income SAST Portfolio (Class 3)                   --             --       415,490           6.63
   Balanced Portfolio (Class 3)                                            --             --        46,735          12.21
   Blue Chip Growth Portfolio (Class 3)                                 2,688           4.16       171,693           4.23
   Capital Growth Portfolio (Class 3)                                   6,329           5.08       227,959           4.85
   Cash Management Portfolio (Class 3)                                  7,885          11.90       650,682          13.52
   Corporate Bond Portfolio (Class 3)                                  87,059          14.03       600,703          16.59
   Davis Venture Value Portfolio (Class 3)                             63,551           9.98       500,755          24.30
   "Dogs" of Wall Street Portfolio (Class 3)                              216          10.89        60,067           8.97
   Emerging Markets Portfolio (Class 3)                                 7,224          14.39       235,131          11.24
   Equity Opportunities Portfolio (Class 3)                             5,186           8.07        87,809          12.25
   Foreign Value Portfolio (Class 3)                                   62,741           7.41       697,616          13.00
   Fundamental Growth Portfolio (Class 3)                               9,321           4.60       138,842          11.51
   Global Bond Portfolio (Class 3)                                     35,032          15.41       166,624          20.21
   Global Equities Portfolio (Class 3)                                     --             --        51,783          14.49
   Growth Opportunities Portfolio (Class 3)                            27,862           4.32       325,099           4.22
   Growth-Income Portfolio (Class 3)                                    1,815           6.42        19,875          19.14
   High-Yield Bond Portfolio (Class 3)                                 29,019          10.11       102,843          13.83
   International Diversified Equities Portfolio (Class 3)               8,779           6.70       731,485           9.71
   International Growth and Income Portfolio (Class 3)                 51,885           8.60       511,481          10.43
   Marsico Focused Growth Portfolio (Class 3)                           3,497           6.83       140,142           7.82
   MFS Massachusetts Investors Trust Portfolio (Class 3)               20,253           8.03       132,260          16.76
   MFS Total Return Portfolio (Class 3)                                77,318          12.70       260,990          21.79
   Mid-Cap Growth Portfolio (Class 3)                                   9,185           5.75       286,605           6.88
   Real Estate Portfolio (Class 3)                                      8,996          17.98       231,098          14.48
   Small & Mid Cap Value Portfolio (Class 3)                           48,681           6.73       532,881          11.73
   Small Company Value Portfolio (Class 3)                             48,291           6.15       311,833           6.04
   Technology Portfolio (Class 3)                                          --             --       403,942           1.36
   Telecom Utility Portfolio (Class 3)                                     --             --        32,109          10.97
   Total Return Bond Portfolio (Class 3)                               25,474          16.00       145,452          22.67
VAN KAMPEN LIFE INVESTMENT TRUST (Class II):
   Capital Growth Portfolio                                             6,680           5.85        31,859           5.68
   Comstock Portfolio                                                 111,390  $        9.02       326,879  $        8.66
   Growth and Income Portfolio                                        115,080          10.93       863,351          10.34
PRINCIPAL VARIABLE CONTRACTS FUNDS, INC. (Class 2):
   Diversified International Account                                       --  $          --            --  $          --
   Equity Income Account                                                   --             --            --             --
   Income Account                                                          --             --            --             --
   LargeCap Blend Account II                                               --             --            --             --
   LargeCap Growth Account                                                 --             --            --             --
   MidCap Stock Account                                                    --             --            --             --
   Money Market Account                                                    --             --            --             --
   Mortgage Securities Account                                             --             --            --             --
   Real Estate Securities Account                                          --             --            --             --
   SAM Balanced Portfolio                                                  --             --         8,450           7.73
   SAM Conservative Balanced Portfolio                                     --             --            --             --
   SAM Conservative Growth Portfolio                                       --             --            --             --
   SAM Flexible Income Portfolio                                           --             --            --             --
   SAM Strategic Growth Portfolio                                          --             --            --             --
   Short-Term Income Account                                               --             --            --             --
   SmallCap Growth Account II                                              --             --            --             --
   West Coast Equity Account                                               --             --            --             --
COLUMBIA FUNDS VARIABLE INSURANCE TRUST I (Class A):
   Columbia High Yield Fund, Variable Series                               --  $          --         2,597  $       11.81
   Columbia Marsico Focused Equities Fund, Variable Series                 --             --        31,030           7.74
AMERICAN FUNDS INSURANCE SERIES (Class 2):
   Asset Allocation Fund                                              135,339  $       12.22            --  $          --
   Global Growth Fund                                                 104,554          15.55       406,828          14.92
   Growth Fund                                                         96,890          12.85       510,652          12.33
   Growth-Income Fund                                                 181,764          12.05       673,476          11.56
LORD ABBETT SERIES FUND, INC. (Class VC):
   Growth and Income Portfolio                                         51,698  $        9.17       527,886  $        8.78
   Mid Cap Value Portfolio                                             14,663           9.33            --             --
MTB GROUP OF FUNDS:
   MTB Large Cap Growth Fund II                                            --  $          --        11,061  $        6.32
   MTB Large Cap Value Fund II                                             --             --        27,274           5.79
   MTB Managed Allocation Fund - Aggressive Growth II                      --             --        18,745           6.10
   MTB Managed Allocation Fund - Conservative Growth II                    --             --         2,277           8.19
   MTB Managed Allocation Fund - Moderate Growth II                        --             --        17,532           7.25
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (Class 2):
   Franklin Income Securities Fund                                     11,225  $        7.08        85,088  $        7.04
   Franklin Templeton VIP Founding Funds Allocation Fund               24,655           6.66       116,945           6.62

                                                                        Contracts With
                                                                  Total Expenses of 1.52(2)
                                                                 ---------------------------
                                                                 Accumulation  Unit value of
                                                                     units      accumulation
Variable Accounts                                                 outstanding      units
-----------------                                                ------------  -------------
ANCHOR SERIES TRUST:
   Asset Allocation Portfolio (Class 1)                                    --  $          --
   Capital Appreciation Portfolio (Class 1)                                --             --
   Government and Quality Bond Portfolio (Class 1)                         --             --
   Growth Portfolio (Class 1)                                              --             --
   Natural Resources Portfolio (Class 1)                                   --             --
   Asset Allocation Portfolio (Class 3)                                 2,857          20.11
   Capital Appreciation Portfolio (Class 3)                            23,075          31.74
   Government and Quality Bond Portfolio (Class 3)                    109,570          18.46
   Growth Portfolio (Class 3)                                          19,350          21.52
   Natural Resources Portfolio (Class 3)                               11,411          32.60
SUNAMERICA SERIES TRUST:
   Aggressive Growth Portfolio (Class 1)                                   --  $          --
   Alliance Growth Portfolio (Class 1)                                     --             --
   Balanced Portfolio (Class 1)                                            --             --
   Blue Chip Growth Portfolio (Class 1)                                    --             --
   Capital Growth Portfolio (Class 1)                                      --             --
   Cash Management Portfolio (Class 1)                                     --             --
   Corporate Bond Portfolio (Class 1)                                      --             --
   Davis Venture Value Portfolio (Class 1)                                 --             --
   "Dogs" of Wall Street Portfolio (Class 1)                               --             --
   Emerging Markets Portfolio (Class 1)                                    --             --
   Equity Opportunities Portfolio (Class 1)                                --             --
   Fundamental Growth Portfolio (Class 1)                                  --             --
   Global Bond Portfolio (Class 1)                                         --             --
   Global Equities Portfolio (Class 1)                                     --             --
   Growth Opportunities Portfolio (Class 1)                                --             --
   Growth-Income Portfolio (Class 1)                                       --             --
   High-Yield Bond Portfolio (Class 1)                                     --             --
   International Diversified Equities Portfolio (Class 1)                  --             --
   International Growth and Income Portfolio (Class 1)                     --             --
   MFS Massachusetts Investors Trust Portfolio (Class 1)                   --             --
   MFS Total Return Portfolio (Class 1)                                    --             --
   Mid-Cap Growth Portfolio (Class 1)                                      --             --
   Real Estate Portfolio (Class 1)                                         --             --
   Technology Portfolio (Class 1)                                          --             --
   Telecom Utility Portfolio (Class 1)                                     --             --
   Total Return Bond Portfolio (Class 1)                                   --             --
   Aggressive Growth Portfolio (Class 3)                               16,670           7.89
   Alliance Growth Portfolio (Class 3)                                 19,917          21.39
   American Funds Asset Allocation SAST Portfolio (Class 3)            66,652           7.61
   American Funds Global Growth SAST Portfolio (Class 3)              111,465           7.34
   American Funds Growth SAST Portfolio (Class 3)                     134,312           6.46
   American Funds Growth-Income SAST Portfolio (Class 3)              174,396           6.63
   Balanced Portfolio (Class 3)                                           545          12.21
   Blue Chip Growth Portfolio (Class 3)                                38,878           4.23
   Capital Growth Portfolio (Class 3)                                  82,421           4.85
   Cash Management Portfolio (Class 3)                                 49,172          13.52
   Corporate Bond Portfolio (Class 3)                                  98,523          16.59
   Davis Venture Value Portfolio (Class 3)                             49,030          24.30
   "Dogs" of Wall Street Portfolio (Class 3)                           18,040           8.97
   Emerging Markets Portfolio (Class 3)                                66,426          11.24
   Equity Opportunities Portfolio (Class 3)                             3,009          12.25
   Foreign Value Portfolio (Class 3)                                   63,294          13.00
   Fundamental Growth Portfolio (Class 3)                              60,346          11.51
   Global Bond Portfolio (Class 3)                                     16,655          20.21
   Global Equities Portfolio (Class 3)                                 16,203          14.49
   Growth Opportunities Portfolio (Class 3)                            91,175           4.22
   Growth-Income Portfolio (Class 3)                                    6,417          19.14
   High-Yield Bond Portfolio (Class 3)                                 10,263          13.83
   International Diversified Equities Portfolio (Class 3)             105,107           9.71
   International Growth and Income Portfolio (Class 3)                146,579          10.43
   Marsico Focused Growth Portfolio (Class 3)                          29,877           7.83
   MFS Massachusetts Investors Trust Portfolio (Class 3)               21,603          16.76
   MFS Total Return Portfolio (Class 3)                                 4,690          21.79
   Mid-Cap Growth Portfolio (Class 3)                                  38,749           6.88
   Real Estate Portfolio (Class 3)                                     58,453          14.48
   Small & Mid Cap Value Portfolio (Class 3)                          130,682          11.73
   Small Company Value Portfolio (Class 3)                             97,905           6.04
   Technology Portfolio (Class 3)                                     102,130           1.36
   Telecom Utility Portfolio (Class 3)                                 10,208          10.97
   Total Return Bond Portfolio (Class 3)                               38,490          22.67
VAN KAMPEN LIFE INVESTMENT TRUST (Class II):
   Capital Growth Portfolio                                             2,897           5.62
   Comstock Portfolio                                                  58,664  $        8.60
   Growth and Income Portfolio                                        142,121          10.38
PRINCIPAL VARIABLE CONTRACTS FUNDS, INC. (Class 2):
   Diversified International Account                                       --  $          --
   Equity Income Account                                                   --             --
   Income Account                                                          --             --
   LargeCap Blend Account II                                               --             --
   LargeCap Growth Account                                                 --             --
   MidCap Stock Account                                                    --             --
   Money Market Account                                                    --             --
   Mortgage Securities Account                                             --             --
   Real Estate Securities Account                                          --             --
   SAM Balanced Portfolio                                              15,440           7.73
   SAM Conservative Balanced Portfolio                                     --             --
   SAM Conservative Growth Portfolio                                       --             --
   SAM Flexible Income Portfolio                                           --             --
   SAM Strategic Growth Portfolio                                          --             --
   Short-Term Income Account                                               --             --
   SmallCap Growth Account II                                              --             --
   West Coast Equity Account                                               --             --
COLUMBIA FUNDS VARIABLE INSURANCE TRUST I (Class A):
   Columbia High Yield Fund, Variable Series                            4,723  $       11.85
   Columbia Marsico Focused Equities Fund, Variable Series              8,811           7.71
AMERICAN FUNDS INSURANCE SERIES (Class 2):
   Asset Allocation Fund                                                   --  $          --
   Global Growth Fund                                                      --             --
   Growth Fund                                                             --             --
   Growth-Income Fund                                                      --             --
LORD ABBETT SERIES FUND, INC. (Class VC):
   Growth and Income Portfolio                                        120,014  $        8.78
   Mid Cap Value Portfolio                                                 --             --
MTB GROUP OF FUNDS:
   MTB Large Cap Growth Fund II                                            --  $          --
   MTB Large Cap Value Fund II                                             --             --
   MTB Managed Allocation Fund - Aggressive Growth II                      --             --
   MTB Managed Allocation Fund - Conservative Growth II                    --             --
   MTB Managed Allocation Fund - Moderate Growth II                        --             --
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (Class 2):
   Franklin Income Securities Fund                                      2,984  $        7.04
   Franklin Templeton VIP Founding Funds Allocation Fund               47,581           6.62

(1)  Offered in FSA Polaris, FSA Polaris II, FSA Advisor and FSA Polaris Choice.

(2)  Offered in FSA Polaris Choice III.

    The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2008
                                   (continued)

                                                                        Contracts With               Contracts With
                                                                    Total Expenses of 1.55       Total Expenses of 1.65
                                                                 ---------------------------  ---------------------------
                                                                 Accumulation  Unit value of  Accumulation  Unit value of
                                                                     units      accumulation      units      accumulation
Variable Accounts                                                 outstanding      units       outstanding      units
-----------------                                                ------------  -------------  ------------  -------------
ANCHOR SERIES TRUST:
   Asset Allocation Portfolio (Class 1)                                    --  $          --            --  $          --
   Capital Appreciation Portfolio (Class 1)                                --             --            --             --
   Government and Quality Bond Portfolio (Class 1)                         --             --            --             --
   Growth Portfolio (Class 1)                                              --             --            --             --
   Natural Resources Portfolio (Class 1)                                   --             --            --             --
   Asset Allocation Portfolio (Class 3)                                    --             --            --             --
   Capital Appreciation Portfolio (Class 3)                             6,889          32.33           321           7.96
   Government and Quality Bond Portfolio (Class 3)                         --             --         7,407          10.81
   Growth Portfolio (Class 3)                                              --             --         3,027           6.86
   Natural Resources Portfolio (Class 3)                                   --             --           938           7.07
SUNAMERICA SERIES TRUST:
   Aggressive Growth Portfolio (Class 1)                                   --  $          --            --  $          --
   Alliance Growth Portfolio (Class 1)                                     --             --            --             --
   Balanced Portfolio (Class 1)                                            --             --            --             --
   Blue Chip Growth Portfolio (Class 1)                                    --             --            --             --
   Capital Growth Portfolio (Class 1)                                      --             --            --             --
   Cash Management Portfolio (Class 1)                                     --             --            --             --
   Corporate Bond Portfolio (Class 1)                                      --             --            --             --
   Davis Venture Value Portfolio (Class 1)                                 --             --            --             --
   "Dogs" of Wall Street Portfolio (Class 1)                               --             --            --             --
   Emerging Markets Portfolio (Class 1)                                    --             --            --             --
   Equity Opportunities Portfolio (Class 1)                                --             --            --             --
   Fundamental Growth Portfolio (Class 1)                                  --             --            --             --
   Global Bond Portfolio (Class 1)                                         --             --            --             --
   Global Equities Portfolio (Class 1)                                     --             --            --             --
   Growth Opportunities Portfolio (Class 1)                                --             --            --             --
   Growth-Income Portfolio (Class 1)                                       --             --            --             --
   High-Yield Bond Portfolio (Class 1)                                     --             --            --             --
   International Diversified Equities Portfolio (Class 1)                  --             --            --             --
   International Growth and Income Portfolio (Class 1)                     --             --            --             --
   MFS Massachusetts Investors Trust Portfolio (Class 1)                   --             --            --             --
   MFS Total Return Portfolio (Class 1)                                    --             --            --             --
   Mid-Cap Growth Portfolio (Class 1)                                      --             --            --             --
   Real Estate Portfolio (Class 1)                                         --             --            --             --
   Technology Portfolio (Class 1)                                          --             --            --             --
   Telecom Utility Portfolio (Class 1)                                     --             --            --             --
   Total Return Bond Portfolio (Class 1)                                   --             --            --             --
   Aggressive Growth Portfolio (Class 3)                                   --             --            --             --
   Alliance Growth Portfolio (Class 3)                                  2,665          21.41            --             --
   American Funds Asset Allocation SAST Portfolio (Class 3)                --             --           875           7.57
   American Funds Global Growth SAST Portfolio (Class 3)                   --             --         1,594           7.36
   American Funds Growth SAST Portfolio (Class 3)                          --             --         1,566           6.41
   American Funds Growth-Income SAST Portfolio (Class 3)                   --             --         5,453           6.73
   Balanced Portfolio (Class 3)                                            --             --            --             --
   Blue Chip Growth Portfolio (Class 3)                                    --             --            --             --
   Capital Growth Portfolio (Class 3)                                      --             --         5,256           6.42
   Cash Management Portfolio (Class 3)                                     --             --            --             --
   Corporate Bond Portfolio (Class 3)                                      --             --         5,800           9.58
   Davis Venture Value Portfolio (Class 3)                                 --             --         1,592           6.84
   "Dogs" of Wall Street Portfolio (Class 3)                               --             --            --             --
   Emerging Markets Portfolio (Class 3)                                    --             --         3,621           6.98
   Equity Opportunities Portfolio (Class 3)                                --             --           806           6.50
   Foreign Value Portfolio (Class 3)                                       --             --           815           7.33
   Fundamental Growth Portfolio (Class 3)                                  --             --         7,391           6.75
   Global Bond Portfolio (Class 3)                                         --             --            --          11.44
   Global Equities Portfolio (Class 3)                                  2,397          14.62            --             --
   Growth Opportunities Portfolio (Class 3)                                --             --           418           8.16
   Growth-Income Portfolio (Class 3)                                       --             --         1,036           6.53
   High-Yield Bond Portfolio (Class 3)                                     --             --            --           6.91
   International Diversified Equities Portfolio (Class 3)                  --             --         6,403           7.35
   International Growth and Income Portfolio (Class 3)                     --             --        12,226           6.20
   Marsico Focused Growth Portfolio (Class 3)                              --             --            --             --
   MFS Massachusetts Investors Trust Portfolio (Class 3)                   --             --           661           7.74
   MFS Total Return Portfolio (Class 3)                                    --             --            --             --
   Mid-Cap Growth Portfolio (Class 3)                                  10,304           6.89         1,623           6.99
   Real Estate Portfolio (Class 3)                                         --             --         5,191           5.15
   Small & Mid Cap Value Portfolio (Class 3)                               --             --         6,995           7.02
   Small Company Value Portfolio (Class 3)                                 --             --         4,560           6.56
   Technology Portfolio (Class 3)                                      11,432           1.36            --             --
   Telecom Utility Portfolio (Class 3)                                     --             --            --             --
   Total Return Bond Portfolio (Class 3)                                   --             --           842          11.14
VAN KAMPEN LIFE INVESTMENT TRUST (Class II):
   Capital Growth Portfolio                                                --             --            --             --
   Comstock Portfolio                                                   5,245  $        8.62         1,784  $        6.58
   Growth and Income Portfolio                                             --             --         9,261           7.30
PRINCIPAL VARIABLE CONTRACTS FUNDS, INC. (Class 2):
   Diversified International Account                                   69,334  $        4.63            --  $          --
   Equity Income Account                                              124,235           6.90            --             --
   Income Account                                                      25,931           7.07            --             --
   LargeCap Blend Account II                                           14,081           4.48            --             --
   LargeCap Growth Account                                              4,177           4.81            --             --
   MidCap Stock Account                                                63,202           6.62            --             --
   Money Market Account                                                83,973           6.06            --             --
   Mortgage Securities Account                                            362           7.05            --             --
   Real Estate Securities Account                                         941          11.34            --             --
   SAM Balanced Portfolio                                             654,031           7.72            --             --
   SAM Conservative Balanced Portfolio                                 36,616           6.00            --             --
   SAM Conservative Growth Portfolio                                   93,396           7.48            --             --
   SAM Flexible Income Portfolio                                      131,307           7.17            --             --
   SAM Strategic Growth Portfolio                                      24,329           7.72            --             --
   Short-Term Income Account                                            6,219           6.58            --             --
   SmallCap Growth Account II                                           5,188           4.02            --             --
   West Coast Equity Account                                           29,699           8.59            --             --
COLUMBIA FUNDS VARIABLE INSURANCE TRUST I (Class A):
   Columbia High Yield Fund, Variable Series                               --  $          --            --  $          --
   Columbia Marsico Focused Equities Fund, Variable Series                 --             --            --             --
AMERICAN FUNDS INSURANCE SERIES (Class 2):
   Asset Allocation Fund                                                   --  $          --            --  $          --
   Global Growth Fund                                                      --             --            --             --
   Growth Fund                                                             --             --            --             --
   Growth-Income Fund                                                      --             --            --             --
LORD ABBETT SERIES FUND, INC. (Class VC):
   Growth and Income Portfolio                                             --  $          --         8,571  $        6.70
   Mid Cap Value Portfolio                                                 --             --            --             --
MTB GROUP OF FUNDS:
   MTB Large Cap Growth Fund II                                            --  $          --            --  $          --
   MTB Large Cap Value Fund II                                             --             --            --             --
   MTB Managed Allocation Fund - Aggressive Growth II                      --             --            --             --
   MTB Managed Allocation Fund - Conservative Growth II                    --             --            --             --
   MTB Managed Allocation Fund - Moderate Growth II                        --             --            --             --
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (Class 2):
   Franklin Income Securities Fund                                         --  $          --            --  $          --
   Franklin Templeton VIP Founding Funds Allocation Fund                   --             --            --             --

                                                                        Contracts With
                                                                    Total Expenses of 1.70
                                                                 ---------------------------
                                                                 Accumulation  Unit value of
                                                                     units      accumulation
Variable Accounts                                                 outstanding      units
-----------------                                                ------------  -------------
ANCHOR SERIES TRUST:
   Asset Allocation Portfolio (Class 1)                                    --  $          --
   Capital Appreciation Portfolio (Class 1)                                --             --
   Government and Quality Bond Portfolio (Class 1)                         --             --
   Growth Portfolio (Class 1)                                              --             --
   Natural Resources Portfolio (Class 1)                                   --             --
   Asset Allocation Portfolio (Class 3)                                    --             --
   Capital Appreciation Portfolio (Class 3)                             1,701          31.55
   Government and Quality Bond Portfolio (Class 3)                         --             --
   Growth Portfolio (Class 3)                                              --             --
   Natural Resources Portfolio (Class 3)                                   --             --
SUNAMERICA SERIES TRUST:
   Aggressive Growth Portfolio (Class 1)                                   --  $          --
   Alliance Growth Portfolio (Class 1)                                     --             --
   Balanced Portfolio (Class 1)                                            --             --
   Blue Chip Growth Portfolio (Class 1)                                    --             --
   Capital Growth Portfolio (Class 1)                                      --             --
   Cash Management Portfolio (Class 1)                                     --             --
   Corporate Bond Portfolio (Class 1)                                      --             --
   Davis Venture Value Portfolio (Class 1)                                 --             --
   "Dogs" of Wall Street Portfolio (Class 1)                               --             --
   Emerging Markets Portfolio (Class 1)                                    --             --
   Equity Opportunities Portfolio (Class 1)                                --             --
   Fundamental Growth Portfolio (Class 1)                                  --             --
   Global Bond Portfolio (Class 1)                                         --             --
   Global Equities Portfolio (Class 1)                                     --             --
   Growth Opportunities Portfolio (Class 1)                                --             --
   Growth-Income Portfolio (Class 1)                                       --             --
   High-Yield Bond Portfolio (Class 1)                                     --             --
   International Diversified Equities Portfolio (Class 1)                  --             --
   International Growth and Income Portfolio (Class 1)                     --             --
   MFS Massachusetts Investors Trust Portfolio (Class 1)                   --             --
   MFS Total Return Portfolio (Class 1)                                    --             --
   Mid-Cap Growth Portfolio (Class 1)                                      --             --
   Real Estate Portfolio (Class 1)                                         --             --
   Technology Portfolio (Class 1)                                          --             --
   Telecom Utility Portfolio (Class 1)                                     --             --
   Total Return Bond Portfolio (Class 1)                                   --             --
   Aggressive Growth Portfolio (Class 3)                                   --             --
   Alliance Growth Portfolio (Class 3)                                  1,789          21.04
   American Funds Asset Allocation SAST Portfolio (Class 3)                --             --
   American Funds Global Growth SAST Portfolio (Class 3)                   --             --
   American Funds Growth SAST Portfolio (Class 3)                          --             --
   American Funds Growth-Income SAST Portfolio (Class 3)                   --             --
   Balanced Portfolio (Class 3)                                            --             --
   Blue Chip Growth Portfolio (Class 3)                                    --             --
   Capital Growth Portfolio (Class 3)                                      --             --
   Cash Management Portfolio (Class 3)                                     --             --
   Corporate Bond Portfolio (Class 3)                                      --             --
   Davis Venture Value Portfolio (Class 3)                                 --             --
   "Dogs" of Wall Street Portfolio (Class 3)                               --             --
   Emerging Markets Portfolio (Class 3)                                    --             --
   Equity Opportunities Portfolio (Class 3)                                --             --
   Foreign Value Portfolio (Class 3)                                       --             --
   Fundamental Growth Portfolio (Class 3)                                  --             --
   Global Bond Portfolio (Class 3)                                         --             --
   Global Equities Portfolio (Class 3)                                  2,056          14.41
   Growth Opportunities Portfolio (Class 3)                                --             --
   Growth-Income Portfolio (Class 3)                                       --             --
   High-Yield Bond Portfolio (Class 3)                                     --             --
   International Diversified Equities Portfolio (Class 3)                  --             --
   International Growth and Income Portfolio (Class 3)                     --             --
   Marsico Focused Growth Portfolio (Class 3)                              --             --
   MFS Massachusetts Investors Trust Portfolio (Class 3)                   --             --
   MFS Total Return Portfolio (Class 3)                                    --             --
   Mid-Cap Growth Portfolio (Class 3)                                     300           6.81
   Real Estate Portfolio (Class 3)                                         --             --
   Small & Mid Cap Value Portfolio (Class 3)                               --             --
   Small Company Value Portfolio (Class 3)                                 --             --
   Technology Portfolio (Class 3)                                          56           1.28
   Telecom Utility Portfolio (Class 3)                                     --             --
   Total Return Bond Portfolio (Class 3)                                   --             --
VAN KAMPEN LIFE INVESTMENT TRUST (Class II):
   Capital Growth Portfolio                                                --             --
   Comstock Portfolio                                                     144  $        8.51
   Growth and Income Portfolio                                             --             --
PRINCIPAL VARIABLE CONTRACTS FUNDS, INC. (Class 2):
   Diversified International Account                                   16,893  $        4.57
   Equity Income Account                                               58,348           6.82
   Income Account                                                      20,726           7.00
   LargeCap Blend Account II                                            3,550           4.44
   LargeCap Growth Account                                              4,173           4.76
   MidCap Stock Account                                               173,819           6.57
   Money Market Account                                                35,288           5.99
   Mortgage Securities Account                                            193           6.98
   Real Estate Securities Account                                         881          11.13
   SAM Balanced Portfolio                                             334,201           7.64
   SAM Conservative Balanced Portfolio                                 68,104           5.95
   SAM Conservative Growth Portfolio                                  118,125           7.41
   SAM Flexible Income Portfolio                                       28,215           7.09
   SAM Strategic Growth Portfolio                                       4,701           7.64
   Short-Term Income Account                                               15           6.52
   SmallCap Growth Account II                                              25           3.97
   West Coast Equity Account                                           23,745           8.50
COLUMBIA FUNDS VARIABLE INSURANCE TRUST I (Class A):
   Columbia High Yield Fund, Variable Series                               --  $          --
   Columbia Marsico Focused Equities Fund, Variable Series                 --             --
AMERICAN FUNDS INSURANCE SERIES (Class 2):
   Asset Allocation Fund                                                   --  $          --
   Global Growth Fund                                                      --             --
   Growth Fund                                                             --             --
   Growth-Income Fund                                                      --             --
LORD ABBETT SERIES FUND, INC. (Class VC):
   Growth and Income Portfolio                                             --  $          --
   Mid Cap Value Portfolio                                                 --             --
MTB GROUP OF FUNDS:
   MTB Large Cap Growth Fund II                                            --  $          --
   MTB Large Cap Value Fund II                                             --             --
   MTB Managed Allocation Fund - Aggressive Growth II                      --             --
   MTB Managed Allocation Fund - Conservative Growth II                    --             --
   MTB Managed Allocation Fund - Moderate Growth II                        --             --
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (Class 2):
   Franklin Income Securities Fund                                         --  $          --
   Franklin Templeton VIP Founding Funds Allocation Fund                   --             --

(1)  Offered in FSA Polaris, FSA Polaris II, FSA Advisor and FSA Polaris Choice.

(2)  Offered in FSA Polaris Choice III.

    The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2008
                                   (continued)

                                                                        Contracts With               Contracts With
                                                                    Total Expenses of 1.72       Total Expenses of 1.77
                                                                 ---------------------------  ---------------------------
                                                                 Accumulation  Unit value of  Accumulation  Unit value of
                                                                     units      accumulation      units      accumulation
Variable Accounts                                                 outstanding      units       outstanding      units
-----------------                                                ------------  -------------  ------------  -------------
ANCHOR SERIES TRUST:
   Asset Allocation Portfolio (Class 1)                                    --  $          --            --  $          --
   Capital Appreciation Portfolio (Class 1)                                --             --            --             --
   Government and Quality Bond Portfolio (Class 1)                         --             --            --             --
   Growth Portfolio (Class 1)                                              --             --            --             --
   Natural Resources Portfolio (Class 1)                                   --             --            --             --
   Asset Allocation Portfolio (Class 3)                                 8,369          19.88           842          19.98
   Capital Appreciation Portfolio (Class 3)                            34,721          31.35        19,149          31.23
   Government and Quality Bond Portfolio (Class 3)                    132,718          18.24       119,443          18.16
   Growth Portfolio (Class 3)                                          25,737          21.25        23,329          21.16
   Natural Resources Portfolio (Class 3)                               32,491          32.14        35,910          32.09
SUNAMERICA SERIES TRUST:
   Aggressive Growth Portfolio (Class 1)                                   --  $          --            --  $          --
   Alliance Growth Portfolio (Class 1)                                     --             --            --             --
   Balanced Portfolio (Class 1)                                            --             --            --             --
   Blue Chip Growth Portfolio (Class 1)                                    --             --            --             --
   Capital Growth Portfolio (Class 1)                                      --             --            --             --
   Cash Management Portfolio (Class 1)                                     --             --            --             --
   Corporate Bond Portfolio (Class 1)                                      --             --            --             --
   Davis Venture Value Portfolio (Class 1)                                 --             --            --             --
   "Dogs" of Wall Street Portfolio (Class 1)                               --             --            --             --
   Emerging Markets Portfolio (Class 1)                                    --             --            --             --
   Equity Opportunities Portfolio (Class 1)                                --             --            --             --
   Fundamental Growth Portfolio (Class 1)                                  --             --            --             --
   Global Bond Portfolio (Class 1)                                         --             --            --             --
   Global Equities Portfolio (Class 1)                                     --             --            --             --
   Growth Opportunities Portfolio (Class 1)                                --             --            --             --
   Growth-Income Portfolio (Class 1)                                       --             --            --             --
   High-Yield Bond Portfolio (Class 1)                                     --             --            --             --
   International Diversified Equities Portfolio (Class 1)                  --             --            --             --
   International Growth and Income Portfolio (Class 1)                     --             --            --             --
   MFS Massachusetts Investors Trust Portfolio (Class 1)                   --             --            --             --
   MFS Total Return Portfolio (Class 1)                                    --             --            --             --
   Mid-Cap Growth Portfolio (Class 1)                                      --             --            --             --
   Real Estate Portfolio (Class 1)                                         --             --            --             --
   Technology Portfolio (Class 1)                                          --             --            --             --
   Telecom Utility Portfolio (Class 1)                                     --             --            --             --
   Total Return Bond Portfolio (Class 1)                                   --             --            --             --
   Aggressive Growth Portfolio (Class 3)                               24,288           7.77         2,360           7.77
   Alliance Growth Portfolio (Class 3)                                 50,374          21.12        11,037          21.04
   American Funds Asset Allocation SAST Portfolio (Class 3)                --             --        28,674           7.57
   American Funds Global Growth SAST Portfolio (Class 3)                   --             --       151,960           7.30
   American Funds Growth SAST Portfolio (Class 3)                          --             --       161,522           6.42
   American Funds Growth-Income SAST Portfolio (Class 3)                   --             --       158,244           6.59
   Balanced Portfolio (Class 3)                                         1,289          12.04            --             --
   Blue Chip Growth Portfolio (Class 3)                                24,678           4.16        31,852           4.15
   Capital Growth Portfolio (Class 3)                                  18,107           4.78        76,206           4.81
   Cash Management Portfolio (Class 3)                                125,003          13.34        17,564          13.28
   Corporate Bond Portfolio (Class 3)                                  91,491          16.44       109,471          16.35
   Davis Venture Value Portfolio (Class 3)                             99,803          24.00        38,973          23.90
   "Dogs" of Wall Street Portfolio (Class 3)                           12,167           8.86         7,655           8.84
   Emerging Markets Portfolio (Class 3)                               111,642          11.08        78,145          11.06
   Equity Opportunities Portfolio (Class 3)                            10,090          12.08         2,622          12.05
   Foreign Value Portfolio (Class 3)                                  134,217          12.83        75,348          12.78
   Fundamental Growth Portfolio (Class 3)                               6,209          11.34        57,177          11.32
   Global Bond Portfolio (Class 3)                                     12,930          19.90        18,913          19.81
   Global Equities Portfolio (Class 3)                                 11,609          14.32         7,221          14.21
   Growth Opportunities Portfolio (Class 3)                            67,187           4.16        89,893           4.15
   Growth-Income Portfolio (Class 3)                                      855          18.88         1,376          18.82
   High-Yield Bond Portfolio (Class 3)                                  9,830          13.64         9,365          13.59
   International Diversified Equities Portfolio (Class 3)             111,664           9.59        77,379           9.55
   International Growth and Income Portfolio (Class 3)                 64,852          10.32       141,073          10.30
   Marsico Focused Growth Portfolio (Class 3)                              --             --        17,610           7.70
   MFS Massachusetts Investors Trust Portfolio (Class 3)               11,129          16.55        30,033          16.49
   MFS Total Return Portfolio (Class 3)                                42,295          21.50         6,924          21.42
   Mid-Cap Growth Portfolio (Class 3)                                 102,166           6.79        29,985           6.76
   Real Estate Portfolio (Class 3)                                     53,993          14.28        63,793          14.24
   Small & Mid Cap Value Portfolio (Class 3)                          138,755          11.58       137,510          11.53
   Small Company Value Portfolio (Class 3)                             39,534           6.01       104,766           6.00
   Technology Portfolio (Class 3)                                      74,251           1.35        58,999           1.34
   Telecom Utility Portfolio (Class 3)                                     --             --         1,487          10.90
   Total Return Bond Portfolio (Class 3)                                   --             --        49,799          22.46
VAN KAMPEN LIFE INVESTMENT TRUST (Class II):
   Capital Growth Portfolio                                            19,322           5.61         1,800           5.52
   Comstock Portfolio                                                  41,998  $        8.57        64,352  $        8.47
   Growth and Income Portfolio                                        118,331          10.21       161,901          10.22
PRINCIPAL VARIABLE CONTRACTS FUNDS, INC. (Class 2):
   Diversified International Account                                       --  $          --            --  $          --
   Equity Income Account                                                   --             --            --             --
   Income Account                                                          --             --            --             --
   LargeCap Blend Account II                                               --             --            --             --
   LargeCap Growth Account                                                 --             --            --             --
   MidCap Stock Account                                                    --             --            --             --
   Money Market Account                                                    --             --            --             --
   Mortgage Securities Account                                             --             --            --             --
   Real Estate Securities Account                                          --             --            --             --
   SAM Balanced Portfolio                                                  --             --       271,134           7.58
   SAM Conservative Balanced Portfolio                                     --             --         2,946           8.34
   SAM Conservative Growth Portfolio                                       --             --            --             --
   SAM Flexible Income Portfolio                                           --             --        15,860           8.81
   SAM Strategic Growth Portfolio                                          --             --            --             --
   Short-Term Income Account                                               --             --            --             --
   SmallCap Growth Account II                                              --             --            --             --
   West Coast Equity Account                                               --             --            --             --
COLUMBIA FUNDS VARIABLE INSURANCE TRUST I (Class A):
   Columbia High Yield Fund, Variable Series                            7,286  $       11.66            --  $          --
   Columbia Marsico Focused Equities Fund, Variable Series             20,642           7.65         1,263           7.56
AMERICAN FUNDS INSURANCE SERIES (Class 2):
   Asset Allocation Fund                                                   --  $          --            --  $          --
   Global Growth Fund                                                 114,004          14.73            --             --
   Growth Fund                                                        128,699          12.18            --             --
   Growth-Income Fund                                                 124,679          11.41            --             --
LORD ABBETT SERIES FUND, INC. (Class VC):
   Growth and Income Portfolio                                         49,905  $        8.63       119,225  $        8.62
   Mid Cap Value Portfolio                                                 --             --            --             --
MTB GROUP OF FUNDS:
   MTB Large Cap Growth Fund II                                            --  $          --            --  $          --
   MTB Large Cap Value Fund II                                             --             --            --             --
   MTB Managed Allocation Fund - Aggressive Growth II                      --             --            --             --
   MTB Managed Allocation Fund - Conservative Growth II                    --             --            --             --
   MTB Managed Allocation Fund - Moderate Growth II                        --             --            --             --
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (Class 2):
   Franklin Income Securities Fund                                         --  $          --         6,478  $        7.02
   Franklin Templeton VIP Founding Funds Allocation Fund                   --             --        14,973           6.61

                                                                        Contracts With
                                                                    Total Expenses of 1.90
                                                                 ---------------------------
                                                                 Accumulation  Unit value of
                                                                     units      accumulation
Variable Accounts                                                 outstanding      units
-----------------                                                ------------  -------------
ANCHOR SERIES TRUST:
   Asset Allocation Portfolio (Class 1)                                    --  $          --
   Capital Appreciation Portfolio (Class 1)                                --             --
   Government and Quality Bond Portfolio (Class 1)                         --             --
   Growth Portfolio (Class 1)                                              --             --
   Natural Resources Portfolio (Class 1)                                   --             --
   Asset Allocation Portfolio (Class 3)                                    --             --
   Capital Appreciation Portfolio (Class 3)                             5,935           7.91
   Government and Quality Bond Portfolio (Class 3)                     38,286          10.78
   Growth Portfolio (Class 3)                                          15,991           6.84
   Natural Resources Portfolio (Class 3)                                8,924           7.04
SUNAMERICA SERIES TRUST:
   Aggressive Growth Portfolio (Class 1)                                   --  $          --
   Alliance Growth Portfolio (Class 1)                                     --             --
   Balanced Portfolio (Class 1)                                            --             --
   Blue Chip Growth Portfolio (Class 1)                                    --             --
   Capital Growth Portfolio (Class 1)                                      --             --
   Cash Management Portfolio (Class 1)                                     --             --
   Corporate Bond Portfolio (Class 1)                                      --             --
   Davis Venture Value Portfolio (Class 1)                                 --             --
   "Dogs" of Wall Street Portfolio (Class 1)                               --             --
   Emerging Markets Portfolio (Class 1)                                    --             --
   Equity Opportunities Portfolio (Class 1)                                --             --
   Fundamental Growth Portfolio (Class 1)                                  --             --
   Global Bond Portfolio (Class 1)                                         --             --
   Global Equities Portfolio (Class 1)                                     --             --
   Growth Opportunities Portfolio (Class 1)                                --             --
   Growth-Income Portfolio (Class 1)                                       --             --
   High-Yield Bond Portfolio (Class 1)                                     --             --
   International Diversified Equities Portfolio (Class 1)                  --             --
   International Growth and Income Portfolio (Class 1)                     --             --
   MFS Massachusetts Investors Trust Portfolio (Class 1)                   --             --
   MFS Total Return Portfolio (Class 1)                                    --             --
   Mid-Cap Growth Portfolio (Class 1)                                      --             --
   Real Estate Portfolio (Class 1)                                         --             --
   Technology Portfolio (Class 1)                                          --             --
   Telecom Utility Portfolio (Class 1)                                     --             --
   Total Return Bond Portfolio (Class 1)                                   --             --
   Aggressive Growth Portfolio (Class 3)                                   --             --
   Alliance Growth Portfolio (Class 3)                                     --             --
   American Funds Asset Allocation SAST Portfolio (Class 3)                --             --
   American Funds Global Growth SAST Portfolio (Class 3)               18,964           7.33
   American Funds Growth SAST Portfolio (Class 3)                      58,314           6.39
   American Funds Growth-Income SAST Portfolio (Class 3)               33,737           6.70
   Balanced Portfolio (Class 3)                                            --             --
   Blue Chip Growth Portfolio (Class 3)                                    --             --
   Capital Growth Portfolio (Class 3)                                  17,546           6.39
   Cash Management Portfolio (Class 3)                                 29,616          10.22
   Corporate Bond Portfolio (Class 3)                                  33,777           9.55
   Davis Venture Value Portfolio (Class 3)                             16,761           6.82
   "Dogs" of Wall Street Portfolio (Class 3)                            2,350           7.63
   Emerging Markets Portfolio (Class 3)                                19,441           6.95
   Equity Opportunities Portfolio (Class 3)                             1,087           6.47
   Foreign Value Portfolio (Class 3)                                   19,660           7.30
   Fundamental Growth Portfolio (Class 3)                              27,744           6.74
   Global Bond Portfolio (Class 3)                                        670          11.41
   Global Equities Portfolio (Class 3)                                  7,863           6.72
   Growth Opportunities Portfolio (Class 3)                             8,862           8.12
   Growth-Income Portfolio (Class 3)                                    1,392           6.50
   High-Yield Bond Portfolio (Class 3)                                  1,114           6.86
   International Diversified Equities Portfolio (Class 3)              21,900           7.33
   International Growth and Income Portfolio (Class 3)                 57,531           6.18
   Marsico Focused Growth Portfolio (Class 3)                           1,494           7.17
   MFS Massachusetts Investors Trust Portfolio (Class 3)               13,130           7.70
   MFS Total Return Portfolio (Class 3)                                11,057           8.31
   Mid-Cap Growth Portfolio (Class 3)                                   7,505           6.97
   Real Estate Portfolio (Class 3)                                     29,621           5.13
   Small & Mid Cap Value Portfolio (Class 3)                           44,479           6.99
   Small Company Value Portfolio (Class 3)                             18,923           6.53
   Technology Portfolio (Class 3)                                         232           6.10
   Telecom Utility Portfolio (Class 3)                                     --             --
   Total Return Bond Portfolio (Class 3)                               17,283          11.10
VAN KAMPEN LIFE INVESTMENT TRUST (Class II):
   Capital Growth Portfolio                                                --             --
   Comstock Portfolio                                                  14,727  $        6.56
   Growth and Income Portfolio                                         43,439           7.28
PRINCIPAL VARIABLE CONTRACTS FUNDS, INC. (Class 2):
   Diversified International Account                                       --  $          --
   Equity Income Account                                                   --             --
   Income Account                                                          --             --
   LargeCap Blend Account II                                               --             --
   LargeCap Growth Account                                                 --             --
   MidCap Stock Account                                                    --             --
   Money Market Account                                                    --             --
   Mortgage Securities Account                                             --             --
   Real Estate Securities Account                                          --             --
   SAM Balanced Portfolio                                                  --             --
   SAM Conservative Balanced Portfolio                                     --             --
   SAM Conservative Growth Portfolio                                       --             --
   SAM Flexible Income Portfolio                                           --             --
   SAM Strategic Growth Portfolio                                          --             --
   Short-Term Income Account                                               --             --
   SmallCap Growth Account II                                              --             --
   West Coast Equity Account                                               --             --
COLUMBIA FUNDS VARIABLE INSURANCE TRUST I (Class A):
   Columbia High Yield Fund, Variable Series                               --  $          --
   Columbia Marsico Focused Equities Fund, Variable Series                 --             --
AMERICAN FUNDS INSURANCE SERIES (Class 2):
   Asset Allocation Fund                                                   --  $          --
   Global Growth Fund                                                      --             --
   Growth Fund                                                             --             --
   Growth-Income Fund                                                      --             --
LORD ABBETT SERIES FUND, INC. (Class VC):
   Growth and Income Portfolio                                         35,092  $        6.69
   Mid Cap Value Portfolio                                                 --             --
MTB GROUP OF FUNDS:
   MTB Large Cap Growth Fund II                                            --  $          --
   MTB Large Cap Value Fund II                                             --             --
   MTB Managed Allocation Fund - Aggressive Growth II                      --             --
   MTB Managed Allocation Fund - Conservative Growth II                    --             --
   MTB Managed Allocation Fund - Moderate Growth II                        --             --
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (Class 2):
   Franklin Income Securities Fund                                     12,301  $        6.99
   Franklin Templeton VIP Founding Funds Allocation Fund               28,904           6.59

(1)  Offered in FSA Polaris, FSA Polaris II, FSA Advisor and FSA Polaris Choice.

(2)  Offered in FSA Polaris Choice III.

    The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       SCHEDULE OF PORTFOLIO INVESTMENTS
                                DECEMBER 31, 2008

                                                                             Net Asset Value   Net Asset                  Level
Variable Accounts                                                  Shares       Per Share        Value         Cost      (Note A)
-----------------                                                ---------  ----------------  -----------  -----------  ---------
ANCHOR SERIES TRUST:
   Asset Allocation Portfolio (Class 1)                            471,087  $          10.18  $ 4,793,858  $ 6,656,817      1
   Capital Appreciation Portfolio (Class 1)                        479,708             21.91   10,510,598   16,544,009      1
   Government and Quality Bond Portfolio (Class 1)                 803,359             15.06   12,100,714   12,054,577      1
   Growth Portfolio (Class 1)                                      386,003             13.38    5,163,243    9,884,935      1
   Natural Resources Portfolio (Class 1)                           128,702             27.22    3,503,249    4,957,284      1
   Asset Allocation Portfolio (Class 3)                            220,645             10.14    2,236,326    3,081,205      1
   Capital Appreciation Portfolio (Class 3)                        602,399             21.57   12,995,503   21,077,120      1
   Government and Quality Bond Portfolio (Class 3)               1,737,428             15.03   26,105,975   25,945,087      1
   Growth Portfolio (Class 3)                                      485,461             13.34    6,474,338   11,888,530      1
   Natural Resources Portfolio (Class 3)                           206,119             27.05    5,574,546   10,240,345      1
SUNAMERICA SERIES TRUST:
   Aggressive Growth Portfolio (Class 1)                           310,723  $           5.82  $ 1,809,108  $ 3,880,529      1
   Alliance Growth Portfolio (Class 1)                             686,927             14.95   10,268,696   17,473,141      1
   Balanced Portfolio (Class 1)                                    342,113             10.92    3,734,308    5,162,924      1
   Blue Chip Growth Portfolio (Class 1)                            184,636              4.79      884,535    1,192,600      1
   Capital Growth Portfolio (Class 1)                              110,448              5.49      606,454      859,279      1
   Cash Management Portfolio (Class 1)                           1,004,425             10.96   11,013,417   11,246,414      1
   Corporate Bond Portfolio (Class 1)                              449,266             10.46    4,699,639    5,138,352      1
   Davis Venture Value Portfolio (Class 1)                       1,161,367             16.19   18,798,296   25,383,446      1
   "Dogs" of Wall Street Portfolio (Class 1)                       196,078              5.93    1,163,088    1,748,514      1
   Emerging Markets Portfolio (Class 1)                            610,093              4.55    2,776,870    6,043,310      1
   Equity Opportunities Portfolio (Class 1)                        437,496              7.65    3,345,205    5,843,378      1
   Fundamental Growth Portfolio (Class 1)                          262,440             10.36    2,717,945    5,283,815      1
   Global Bond Portfolio (Class 1)                                 257,021             12.03    3,092,067    3,027,789      1
   Global Equities Portfolio (Class 1)                             258,294              9.93    2,565,924    3,864,175      1
   Growth Opportunities Portfolio (Class 1)                        116,150              4.84      562,699      770,951      1
   Growth-Income Portfolio (Class 1)                               578,577             14.12    8,168,268   13,123,292      1
   High-Yield Bond Portfolio (Class 1)                             817,953              4.17    3,407,990    5,592,353      1
   International Diversified Equities Portfolio (Class 1)          557,186              6.83    3,806,888    5,371,618      1
   International Growth and Income Portfolio (Class 1)             504,323              6.96    3,508,360    5,992,366      1
   MFS Massachusetts Investors Trust Portfolio (Class 1)           361,990             10.15    3,675,337    4,406,440      1
   MFS Total Return Portfolio (Class 1)                            766,319             11.98    9,179,787   11,839,796      1
   Mid-Cap Growth Portfolio (Class 1)                              346,267              6.34    2,195,718    3,699,026      1
   Real Estate Portfolio (Class 1)                                 251,135              7.85    1,971,981    3,967,032      1
   Technology Portfolio (Class 1)                                  171,373              1.58      270,717      468,648      1
   Telecom Utility Portfolio (Class 1)                             140,618              7.72    1,085,585    1,541,447      1
   Total Return Bond Portfolio (Class 1)                           293,889              7.68    2,257,658    2,240,202      1
   Aggressive Growth Portfolio (Class 3)                           145,484              5.78      840,266    1,707,000      1
   Alliance Growth Portfolio (Class 3)                             470,195             14.85    6,984,689    9,532,474      1
   American Funds Asset Allocation SAST Portfolio (Class 3)        136,446              7.74    1,055,958    1,423,357      1
   American Funds Global Growth SAST Portfolio (Class 3)           535,729              7.51    4,022,172    5,729,058      1
   American Funds Growth SAST Portfolio (Class 3)                  675,411              6.55    4,423,666    6,817,642      1
   American Funds Growth-Income SAST Portfolio (Class 3)           756,372              6.89    5,213,567    7,554,603      1
   Balanced Portfolio (Class 3)                                     54,400             10.90      592,743      768,722      1
   Blue Chip Growth Portfolio (Class 3)                            237,628              4.78    1,135,923    1,642,676      1
   Capital Growth Portfolio (Class 3)                              393,282              5.43    2,135,117    3,447,617      1
   Cash Management Portfolio (Class 3)                           1,075,792             10.93   11,757,288   12,027,893      1
   Corporate Bond Portfolio (Class 3)                            1,581,897             10.43   16,496,646   18,485,610      1
   Davis Venture Value Portfolio (Class 3)                       1,081,419             16.14   17,448,927   28,172,947      1
   "Dogs" of Wall Street Portfolio (Class 3)                       151,592              5.91      896,659    1,470,789      1
   Emerging Markets Portfolio (Class 3)                          1,276,851              4.51    5,754,527   13,463,366      1
   Equity Opportunities Portfolio (Class 3)                        173,166              7.62    1,319,969    2,416,961      1
   Foreign Value Portfolio (Class 3)                             1,194,816             11.04   13,190,881   18,859,597      1
   Fundamental Growth Portfolio (Class 3)                          320,957             10.25    3,290,405    5,257,342      1
   Global Bond Portfolio (Class 3)                                 409,271             11.93    4,884,012    4,796,286      1
   Global Equities Portfolio (Class 3)                             138,860              9.88    1,371,857    2,101,814      1
   Growth Opportunities Portfolio (Class 3)                        546,936              4.76    2,602,783    3,315,521      1
   Growth-Income Portfolio (Class 3)                                40,630             14.09      572,672      964,355      1
   High-Yield Bond Portfolio (Class 3)                             511,922              4.15    2,126,355    3,338,887      1
   International Diversified Equities Portfolio (Class 3)        1,503,381              6.79   10,202,829   13,922,769      1
   International Growth and Income Portfolio (Class 3)           1,414,386              6.97    9,864,933   18,070,609      1
   Marsico Focused Growth Portfolio (Class 3)                      252,183              5.95    1,500,606    2,621,472      1
   MFS Massachusetts Investors Trust Portfolio (Class 3)           347,893             10.14    3,526,622    4,205,986      1
   MFS Total Return Portfolio (Class 3)                            662,665             11.95    7,919,481   10,908,580      1
   Mid-Cap Growth Portfolio (Class 3)                              532,266              6.24    3,322,545    4,857,515      1
   Real Estate Portfolio (Class 3)                                 795,881              7.80    6,211,664   12,562,340      1
   Small & Mid Cap Value Portfolio (Class 3)                     1,158,284             10.07   11,661,879   18,094,440      1
   Small Company Value Portfolio (Class 3)                         368,483             10.29    3,792,982    5,673,995      1
   Technology Portfolio (Class 3)                                  570,499              1.55      886,741    1,496,371      1
   Telecom Utility Portfolio (Class 3)                              62,362              7.70      480,483      661,878      1
   Total Return Bond Portfolio (Class 3)                           772,458              7.63    5,896,578    5,757,726      1
VAN KAMPEN LIFE INVESTMENT TRUST (Class II):
   Capital Growth Portfolio                                         20,977             16.91      354,726      567,314      1
   Comstock Portfolio                                              656,911  $           8.22  $ 5,399,811  $ 7,837,492      1
   Growth and Income Portfolio                                   1,087,520             13.71   14,909,895   20,656,845      1
PRINCIPAL VARIABLE CONTRACTS FUNDS, INC. (Class 2):
   Diversified International Account                                42,959  $           9.27  $   398,229  $   880,914      1
   Equity Income Account                                           109,138             11.50    1,255,089    1,930,242      1
   Income Account                                                   35,295              9.30      328,247      361,986      1
   LargeCap Blend Account II                                        16,116              4.89       78,807      148,854      1
   LargeCap Growth Account                                           3,944             10.13       39,948       54,970      1
   MidCap Stock Account                                            194,965              8.00    1,559,723    3,098,244      1
   Money Market Account                                            719,962              1.00      719,962      719,962      1
   Mortgage Securities Account                                         380             10.26        3,903        3,988      1
   Real Estate Securities Account                                    2,337              8.76       20,469       44,013      1
   SAM Balanced Portfolio                                          830,686             11.85    9,843,630   13,561,339      1
   SAM Conservative Balanced Portfolio                              69,055              9.41      649,805      829,589      1
   SAM Conservative Growth Portfolio                               128,545             12.24    1,573,396    2,230,993      1
   SAM Flexible Income Portfolio                                   122,096             10.49    1,280,792    1,612,697      1
   SAM Strategic Growth Portfolio                                   18,339             12.20      223,739      362,627      1
   Short-Term Income Account                                        17,165              2.39       41,025       42,480      1
   SmallCap Growth Account II                                        3,150              6.65       20,944       31,710      1
   West Coast Equity Account                                        30,572             14.94      456,753      680,127      1
COLUMBIA FUNDS VARIABLE INSURANCE TRUST I (Class A):
   Columbia High Yield Fund, Variable Series                        22,754  $           7.54  $   171,563  $   242,344      1
   Columbia Marsico Focused Equities Fund, Variable Series          42,264             11.25      475,471      780,115      1
AMERICAN FUNDS INSURANCE SERIES (Class 2):
   Asset Allocation Fund                                           136,957  $          12.08  $ 1,654,437  $ 2,427,095      1
   Global Growth Fund                                              675,479             13.88    9,375,646   14,033,734      1
   Growth Fund                                                     273,766             33.27    9,108,184   15,659,857      1
   Growth-Income Fund                                              472,812             24.11   11,399,496   17,960,337      1
LORD ABBETT SERIES FUND, INC. (Class VC):
   Growth and Income Portfolio                                     458,138  $          17.27  $ 7,912,037  $12,020,641      1
   Mid Cap Value Portfolio                                          13,015             10.51      136,788      239,611      1
MTB GROUP OF FUNDS:
   MTB Large Cap Growth Fund II                                     10,412  $           6.71  $    69,864  $   100,276      1
   MTB Large Cap Value Fund II                                      22,825              6.92      157,947      256,190      1
   MTB Managed Allocation Fund - Aggressive Growth II               19,710              5.80      114,318      205,220      1
   MTB Managed Allocation Fund - Conservative Growth II              2,344              7.96       18,655       22,361      1
   MTB Managed Allocation Fund - Moderate Growth II                 18,319              6.94      127,133      185,746      1
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (Class 2):
   Franklin Income Securities Fund                                  73,283  $          11.34  $   831,032  $ 1,032,950      1
   Franklin Templeton VIP Founding Funds Allocation Fund           274,889              5.61    1,542,126    2,111,378      1

(A) Represents the level within the fair value hierarchy under which the portfolio is classified as defined in FAS 157, Fair Value Measurements, and described in Note 3 to the Financial Statements.

    The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                             STATEMENT OF OPERATIONS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2008

                                                                                Government
                                                                    Capital        and                           Natural
                                               Asset Allocation  Appreciation  Quality Bond                     Resources
                                                   Portfolio      Portfolio      Portfolio   Growth Portfolio   Portfolio
                                                   (Class 1)      (Class 1)      (Class 1)       (Class 1)      (Class 1)
                                               ----------------  ------------  ------------  ----------------  -----------
Investment income:
   Dividends                                      $   195,044    $          0   $   562,440    $    61,933     $    64,378
                                                  -----------    ------------   -----------    -----------     -----------
Expenses:
   Charges for distribution, mortality and
      expense risk                                   (101,743)       (255,951)     (217,747)      (131,745)       (112,069)
                                                  -----------    ------------   -----------    -----------     -----------
Net investment income (loss)                           93,301        (255,951)      344,693        (69,812)        (47,691)
                                                  -----------    ------------   -----------    -----------     -----------
Net realized gains (losses) from securities
   transactions:
   Proceeds from shares sold                        2,390,608       5,212,890     7,315,288      2,782,408       2,355,110
   Cost of shares sold                             (2,415,120)     (4,918,257)   (7,387,383)    (3,565,981)     (1,300,922)
                                                  -----------    ------------   -----------    -----------     -----------
Net realized gains (losses) from securities
   transactions                                       (24,512)        294,633       (72,095)      (783,573)      1,054,188
Realized gain distributions                         1,018,033       3,328,742             0      1,623,824       1,305,349
                                                  -----------    ------------   -----------    -----------     -----------
Net realized gains (losses)                           993,521       3,623,375       (72,095)       840,251       2,359,537
                                                  -----------    ------------   -----------    -----------     -----------
Net unrealized appreciation (depreciation) of
   investments:
   Beginning of period                                945,565       5,743,474        17,010        161,936       4,934,314
   End of period                                   (1,862,959)     (6,033,411)       46,137     (4,721,692)     (1,454,035)
                                                  -----------    ------------   -----------    -----------     -----------
Change in net unrealized appreciation
   (depreciation) of investments                   (2,808,524)    (11,776,885)       29,127     (4,883,628)     (6,388,349)
                                                  -----------    ------------   -----------    -----------     -----------
Increase (decrease) in net assets from
   operations                                     $(1,721,702)   $ (8,409,461)  $   301,725    $(4,113,189)    $(4,076,503)
                                                  ===========    ============   ===========    ===========     ===========


                                                  Asset         Capital    Government and
                                                Allocation   Appreciation   Quality Bond
                                                Portfolio      Portfolio      Portfolio
                                                (Class 3)      (Class 3)      (Class 3)
                                               -----------   ------------  --------------
Investment income:
   Dividends                                   $    77,710   $          0   $  1,156,902
                                               -----------   ------------   ------------
Expenses:
   Charges for distribution, mortality and
      expense risk                                 (39,937)      (253,564)      (440,466)
                                               -----------   ------------   ------------
Net investment income (loss)                        37,773       (253,564)       716,436
                                               -----------   ------------   ------------
Net realized gains (losses) from securities
   transactions:
   Proceeds from shares sold                       503,944      2,335,599     10,444,899
   Cost of shares sold                            (667,576)    (2,556,995)   (10,494,058)
                                               -----------   ------------   ------------
Net realized gains (losses) from securities
   transactions                                   (163,632)      (221,396)       (49,159)
Realized gain distributions                        444,784      3,677,483              0
                                               -----------   ------------   ------------
Net realized gains (losses)                        281,152      3,456,087        (49,159)
                                               -----------   ------------   ------------
Net unrealized appreciation (depreciation) of
   investments:
   Beginning of period                             193,326      3,925,995        191,549
   End of period                                  (844,879)    (8,081,617)       160,888
                                               -----------   ------------   ------------
Change in net unrealized appreciation
   (depreciation) of investments                (1,038,205)   (12,007,612)       (30,661)
                                               -----------   ------------   ------------
Increase (decrease) in net assets from
   operations                                  $  (719,280)  $ (8,805,089)  $    636,616
                                               ===========   ============   ============

    The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                             STATEMENT OF OPERATIONS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2008
                                  (continued)

                                                                 Natural Resources     Aggressive     Alliance Growth    Balanced
                                               Growth Portfolio      Portfolio      Growth Portfolio     Portfolio      Portfolio
                                                   (Class 3)         (Class 3)          (Class 1)        (Class 1)      (Class 1)
                                               ----------------  -----------------  ----------------  ---------------  -----------
Investment income:
   Dividends                                      $    40,096       $    57,002        $    20,132      $    24,132    $   166,505
                                                  -----------       -----------        -----------      -----------    -----------
Expenses:
   Charges for distribution, mortality and
      expense risk                                   (139,140)         (133,664)           (54,490)        (248,253)       (80,564)
                                                  -----------       -----------        -----------      -----------    -----------
Net investment income (loss)                          (99,044)          (76,662)           (34,358)        (224,121)        85,941
                                                  -----------       -----------        -----------      -----------    -----------
Net realized gains (losses) from securities
   transactions:
   Proceeds from shares sold                        1,339,734         1,389,869          1,391,029        5,042,511      1,584,543
   Cost of shares sold                             (1,867,135)       (1,235,993)        (1,891,418)      (6,222,619)    (1,796,351)
                                                  -----------       -----------        -----------      -----------    -----------
Net realized gains (losses) from securities
   transactions                                      (527,401)          153,876           (500,389)      (1,180,108)      (211,808)
Realized gain distributions                         1,810,449         1,604,371                  0                0              0
                                                  -----------       -----------        -----------      -----------    -----------
Net realized gains (losses)                         1,283,048         1,758,247           (500,389)      (1,180,108)      (211,808)
                                                  -----------       -----------        -----------      -----------    -----------
Net unrealized appreciation (depreciation) of
   investments:
   Beginning of period                                288,738         2,148,690           (200,598)        (375,924)         8,618
   End of period                                   (5,414,192)       (4,665,799)        (2,071,421)      (7,204,445)    (1,428,616)
                                                  -----------       -----------        -----------      -----------    -----------
Change in net unrealized appreciation
   (depreciation) of investments                   (5,702,930)       (6,814,489)        (1,870,823)      (6,828,521)    (1,437,234)
                                                  -----------       -----------        -----------      -----------    -----------
Increase (decrease) in net assets from
   operations                                     $(4,518,926)      $(5,132,904)       $(2,405,570)     $(8,232,750)   $(1,563,101)
                                                  ===========       ===========        ===========      ===========    ===========

                                               Blue Chip Growth  Capital Growth  Cash Management
                                                   Portfolio        Portfolio       Portfolio
                                                   (Class 1)        (Class 1)       (Class 1)
                                               ----------------  --------------  ---------------
Investment income:
   Dividends                                       $   5,818        $       0      $    422,343
                                                   ---------        ---------      ------------
Expenses:
   Charges for distribution, mortality and
      expense risk                                   (22,276)         (12,967)         (169,730)
                                                   ---------        ---------      ------------
Net investment income (loss)                         (16,458)         (12,967)          252,613
                                                   ---------        ---------      ------------
Net realized gains (losses) from securities
   transactions:
   Proceeds from shares sold                         662,753          242,888        11,981,000
   Cost of shares sold                              (569,196)        (225,522)      (12,052,520)
                                                   ---------        ---------      ------------
Net realized gains (losses) from securities
   transactions                                       93,557           17,366           (71,520)
Realized gain distributions                                0                0                 0
                                                   ---------        ---------      ------------
Net realized gains (losses)                           93,557           17,366           (71,520)
                                                   ---------        ---------      ------------
Net unrealized appreciation (depreciation) of
   investments:
   Beginning of period                               436,299          250,978           (20,432)
   End of period                                    (308,065)        (252,825)         (232,997)
                                                   ---------        ---------      ------------
Change in net unrealized appreciation
   (depreciation) of investments                    (744,364)        (503,803)         (212,565)
                                                   ---------        ---------      ------------
Increase (decrease) in net assets from
   operations                                      $(667,265)       $(499,404)     $    (31,472)
                                                   =========        =========      ============

    The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                             STATEMENT OF OPERATIONS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2008
                                  (continued)

                                                                                                                       Equity
                                               Corporate Bond   Davis Venture    "Dogs" of Wall   Emerging Markets  Opportunities
                                                  Portfolio    Value Portfolio  Street Portfolio      Portfolio       Portfolio
                                                  (Class 1)        (Class 1)        (Class 1)         (Class 1)        (Class 1)
                                               --------------  ---------------  ----------------  ----------------  -------------
Investment income:
   Dividends                                     $   246,733     $    462,575       $  53,839        $    86,136     $    76,433
                                                 -----------     ------------       ---------        -----------     -----------
Expenses:
   Charges for distribution, mortality and
      expense risk                                   (90,481)        (455,687)        (24,833)           (94,433)        (73,321)
                                                 -----------     ------------       ---------        -----------     -----------
Net investment income (loss)                         156,252            6,888          29,006             (8,297)          3,112
                                                 -----------     ------------       ---------        -----------     -----------
Net realized gains (losses) from securities
   transactions:
   Proceeds from shares sold                       2,371,494        9,550,463         698,506          2,388,189       1,343,862
   Cost of shares sold                            (2,389,687)      (7,647,327)       (815,462)        (1,960,590)     (1,504,183)
                                                 -----------     ------------       ---------        -----------     -----------
Net realized gains (losses) from securities
   transactions                                      (18,193)       1,903,136        (116,956)           427,599        (160,321)
Realized gain distributions                                0        3,974,023         280,830          1,687,027         956,057
                                                 -----------     ------------       ---------        -----------     -----------
Net realized gains (losses)                          (18,193)       5,877,159         163,874          2,114,626         795,736
                                                 -----------     ------------       ---------        -----------     -----------
Net unrealized appreciation (depreciation) of
   investments:
   Beginning of period                               255,973       12,678,243         103,910          3,505,716         654,329
   End of period                                    (438,713)      (6,585,150)       (585,426)        (3,266,440)     (2,498,173)
                                                 -----------     ------------       ---------        -----------     -----------
Change in net unrealized appreciation
   (depreciation) of investments                    (694,686)     (19,263,393)       (689,336)        (6,772,156)     (3,152,502)
                                                 -----------     ------------       ---------        -----------     -----------
Increase (decrease) in net assets from
   operations                                    $  (556,627)    $(13,379,346)      $(496,456)       $(4,665,827)    $(2,353,654)
                                                 ===========     ============       =========        ===========     ===========

                                                 Fundamental     Global Bond  Global Equities
                                               Growth Portfolio   Portfolio      Portfolio
                                                   (Class 1)      (Class 1)      (Class 1)
                                               ----------------  -----------  ---------------
Investment income:
   Dividends                                      $         0    $   107,276    $    90,895
                                                  -----------    -----------    -----------
Expenses:
   Charges for distribution, mortality and
      expense risk                                    (71,150)       (54,224)       (64,455)
                                                  -----------    -----------    -----------
Net investment income (loss)                          (71,150)        53,052         26,440
                                                  -----------    -----------    -----------
Net realized gains (losses) from securities
   transactions:
   Proceeds from shares sold                        1,286,819      1,836,725      1,509,746
   Cost of shares sold                             (1,725,605)    (1,685,049)    (1,533,739)
                                                  -----------    -----------    -----------
Net realized gains (losses) from securities
   transactions                                      (438,786)       151,676        (23,993)
Realized gain distributions                                 0         20,390              0
                                                  -----------    -----------    -----------
Net realized gains (losses)                          (438,786)       172,066        (23,993)
                                                  -----------    -----------    -----------
Net unrealized appreciation (depreciation) of
   investments:
   Beginning of period                               (526,079)       208,194      1,049,037
   End of period                                   (2,565,870)        64,278     (1,298,251)
                                                  -----------    -----------    -----------
Change in net unrealized appreciation
   (depreciation) of investments                   (2,039,791)      (143,916)    (2,347,288)
                                                  -----------    -----------    -----------
Increase (decrease) in net assets from
   operations                                     $(2,549,727)   $    81,202    $(2,344,841)
                                                  ===========    ===========    ===========

    The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                             STATEMENT OF OPERATIONS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2008
                                   (continued)

                                                                                          International
                                                  Growth                      High-Yield   Diversified
                                               Opportunities  Growth-Income      Bond       Equities
                                                 Portfolio      Portfolio     Portfolio     Portfolio
                                                 (Class 1)      (Class 1)     (Class 1)     (Class 1)
                                               -------------  -------------  -----------  -------------
Investment income:
   Dividends                                     $       0     $   137,406   $   616,605   $   185,977
                                                 ---------     -----------   -----------   -----------
Expenses:
   Charges for distribution, mortality and
      expense risk                                 (11,848)       (206,431)      (97,991)      (86,930)
                                                 ---------     -----------   -----------   -----------
Net investment income (loss)                       (11,848)        (69,025)      518,614        99,047
                                                 ---------     -----------   -----------   -----------
Net realized gains (losses) from securities
   transactions:
   Proceeds from shares sold                       393,316       4,460,418     4,698,110     2,026,044
   Cost of shares sold                            (351,882)     (4,576,573)   (5,358,576)   (1,762,648)
                                                 ---------     -----------   -----------   -----------
Net realized gains (losses) from securities
   transactions                                     41,434        (116,155)     (660,466)      263,396
Realized gain distributions                              0       1,533,429             0       131,870
                                                 ---------     -----------   -----------   -----------
Net realized gains (losses)                         41,434       1,417,274      (660,466)      395,266
                                                 ---------     -----------   -----------   -----------
Net unrealized appreciation (depreciation) of
   investments:
   Beginning of period                             178,974       3,713,878      (162,680)    1,801,436
   End of period                                  (208,252)     (4,955,024)   (2,184,363)   (1,564,730)
                                                 ---------     -----------   -----------   -----------
Change in net unrealized appreciation
   (depreciation) of investments                  (387,226)     (8,668,902)   (2,021,683)   (3,366,166)
                                                 ---------     -----------   -----------   -----------
Increase (decrease) in net assets from
   operations                                    $(357,640)    $(7,320,653)  $(2,163,535)  $(2,871,853)
                                                 =========     ===========   ===========   ===========


                                               International       MFS
                                                   Growth     Massachusetts      MFS
                                                    and         Investors       Total       Mid-Cap
                                                   Income         Trust         Return       Growth
                                                 Portfolio      Portfolio     Portfolio    Portfolio
                                                 (Class 1)      (Class 1)     (Class 1)    (Class 1)
                                               -------------  -------------  -----------  -----------
Investment income:
   Dividends                                    $   173,168    $    52,485   $   386,576  $         0
                                                -----------    -----------   -----------  -----------
Expenses:
   Charges for distribution, mortality and
      expense risk                                 (100,966)       (87,674)     (194,427)    (54,769)
                                                -----------    -----------   -----------  -----------
Net investment income (loss)                         72,202        (35,189)      192,149     (54,769)
                                                -----------    -----------   -----------  -----------
Net realized gains (losses) from securities
   transactions:
   Proceeds from shares sold                      3,367,519      2,142,025     4,441,191    1,061,378
   Cost of shares sold                           (3,035,845)    (1,910,191)   (4,554,083)  (1,261,416)
                                                -----------    -----------   -----------  -----------
Net realized gains (losses) from securities
   transactions                                     331,674        231,834      (112,892)    (200,038)
Realized gain distributions                         620,639              0       805,353            0
                                                -----------    -----------   -----------  -----------
Net realized gains (losses)                         952,313        231,834       692,461     (200,038)
                                                -----------    -----------   -----------  -----------
Net unrealized appreciation (depreciation) of
   investments:
   Beginning of period                            2,245,471      1,576,308     1,478,006      144,106
   End of period                                 (2,484,006)      (731,103)   (2,660,009)  (1,503,308)
                                                -----------    -----------   -----------  -----------
Change in net unrealized appreciation
   (depreciation) of investments                 (4,729,477)    (2,307,411)   (4,138,015)  (1,647,414)
                                                -----------    -----------   -----------  -----------
Increase (decrease) in net assets from
   operations                                   $(3,704,962)   $(2,110,766)  $(3,253,405) $(1,902,221)
                                                ===========    ===========   ===========  ===========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                             STATEMENT OF OPERATIONS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2008
                                   (continued)

                                                                                      Total
                                                   Real                   Telecom     Return
                                                  Estate     Technology   Utility      Bond
                                                 Portfolio    Portfolio  Portfolio  Portfolio
                                                 (Class 1)    (Class 1)  (Class 1)  (Class 1)
                                               ------------  ----------  ---------  ---------
Investment income:
   Dividends                                   $   108,652   $       0   $  40,482    $83,037
                                               -----------   ---------   ---------    -------
Expenses:
   Charges for distribution, mortality and
      expense risk                                 (55,856)     (8,142)    (25,312)   (38,196)
                                               -----------   ---------   ---------    -------
Net investment income (loss)                        52,796      (8,142)     15,170     44,841
                                               -----------   ---------   ---------    -------
Net realized gains (losses) from securities
   transactions:
   Proceeds from shares sold                     1,411,200     265,550     470,260    801,821
   Cost of shares sold                          (1,455,920)   (315,748)   (499,502)  (812,095)
                                               -----------   ---------   ---------    -------
Net realized gains (losses) from securities
   transactions                                    (44,720)    (50,198)    (29,242)   (10,274)
Realized gain distributions                        453,254           0           0          0
                                               -----------   ---------   ---------    -------
Net realized gains (losses)                        408,534     (50,198)    (29,242)   (10,274)
                                               -----------   ---------   ---------    -------
Net unrealized appreciation (depreciation) of
   investments:
   Beginning of period                             246,897     135,621     285,239    (22,422)
   End of period                                (1,995,051)   (197,931)   (455,862)    17,456
                                               -----------   ---------   ---------    -------
Change in net unrealized appreciation
   (depreciation) of investments                (2,241,948)   (333,552)   (741,101)    39,878
                                               -----------   ---------   ---------    -------
Increase (decrease) in net assets from
   operations                                  $(1,780,618)  $(391,892)  $(755,173)   $74,445
                                               ===========   =========   =========    =======


                                                                          American     American
                                                                            Funds       Funds
                                                                            Asset       Global
                                                Aggressive    Alliance   Allocation     Growth
                                                  Growth       Growth       SAST         SAST
                                                Portfolio    Portfolio    Portfolio   Portfolio
                                                (Class 3)    (Class 3)    (Class 3)   (Class 3)
                                               -----------  -----------  ----------  -----------
Investment income:
   Dividends                                   $     4,407  $         0  $  11,871   $    45,590
                                               -----------  -----------  ---------   -----------
Expenses:
   Charges for distribution, mortality and
      expense risk                                 (22,540)    (155,911)   (14,201)      (50,872)
                                               -----------  -----------  ---------   -----------
Net investment income (loss)                       (18,133)    (155,911)    (2,330)       (5,282)
                                               -----------  -----------  ---------   -----------
Net realized gains (losses) from securities
   transactions:
   Proceeds from shares sold                       204,509    1,556,824    133,533       272,003
   Cost of shares sold                            (252,924)  (1,591,546)  (150,616)     (287,397)
                                               -----------  -----------  ---------   -----------
Net realized gains (losses) from securities
   transactions                                    (48,415)     (34,722)   (17,083)      (15,394)
Realized gain distributions                              0            0      6,740        33,744
                                               -----------  -----------  ---------   -----------
Net realized gains (losses)                        (48,415)     (34,722)   (10,343)       18,350
                                               -----------  -----------  ---------   -----------
Net unrealized appreciation (depreciation) of
   investments:
   Beginning of period                              67,107    2,489,888    (11,824)       80,472
   End of period                                  (866,734)  (2,547,785)  (367,399)   (1,706,886)
                                               -----------  -----------  ---------   -----------
Change in net unrealized appreciation
   (depreciation) of investments                  (933,841)  (5,037,673)  (355,575)   (1,787,358)
                                               -----------  -----------  ---------   -----------
Increase (decrease) in net assets from
   operations                                  $(1,000,389) $(5,228,306) $(368,248)  $(1,774,290)
                                               ===========  ===========  =========   ===========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                             STATEMENT OF OPERATIONS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2008
                                   (continued)

                                                 American      American
                                                  Funds         Funds                    Blue
                                                  Growth    Growth-Income                Chip
                                                   SAST          SAST       Balanced    Growth
                                                Portfolio     Portfolio    Portfolio  Portfolio
                                                (Class 3)     (Class 3)    (Class 3)  (Class 3)
                                               -----------  -------------  ---------  ---------
Investment income:
   Dividends                                   $    20,818   $     42,561  $  24,379  $   2,890
                                               -----------   ------------  ---------  ---------
Expenses:
   Charges for distribution, mortality and
      expense risk                                 (57,965)       (68,423)   (12,862)   (23,452)
                                               -----------   ------------  ---------  ---------
Net investment income (loss)                       (37,147)       (25,862)    11,517    (20,562)
                                               -----------   ------------  ---------  ---------
Net realized gains (losses) from securities
   transactions:
   Proceeds from shares sold                       264,211        295,450    348,085    344,275
   Cost of shares sold                            (324,460)      (335,171)  (375,162)  (350,530)
                                               -----------   ------------  ---------  ---------
Net realized gains (losses) from securities
   transactions                                    (60,249)       (39,721)   (27,077)    (6,255)
Realized gain distributions                         55,269         29,496          0          0
                                               -----------   ------------  ---------  ---------
Net realized gains (losses)                         (4,980)       (10,225)   (27,077)    (6,255)
                                               -----------   ------------  ---------  ---------
Net unrealized appreciation (depreciation) of
   investments:
   Beginning of period                              (3,403)       (56,332)    51,018    209,925
   End of period                                (2,393,976)    (2,341,036)  (175,979)  (506,753)
                                               -----------   ------------  ---------  ---------
Change in net unrealized appreciation
   (depreciation) of investments                (2,390,573)    (2,284,704)  (226,997)  (716,678)
                                               -----------   ------------  ---------  ---------
Increase (decrease) in net assets from
   operations                                  $(2,432,700)  $ (2,320,791) $(242,557) $(743,495)
                                               ===========   ============  =========  =========


                                                                                          Davis
                                                 Capital       Cash       Corporate      Venture
                                                  Growth     Management     Bond          Value
                                                Portfolio    Portfolio    Portfolio     Portfolio
                                                (Class 3)    (Class 3)    (Class 3)     (Class 3)
                                               -----------  -----------  -----------  ------------
Investment income:
   Dividends                                   $         0  $   384,737  $   784,277  $    334,174
                                               -----------  -----------  -----------  ------------
Expenses:
   Charges for distribution, mortality and
      expense risk                                 (38,045)    (163,455)    (259,014)     (351,290)
                                               -----------  -----------  -----------  ------------
Net investment income (loss)                       (38,045)     221,282      525,263       (17,116)
                                               -----------  -----------  -----------  ------------
Net realized gains (losses) from securities
   transactions:
   Proceeds from shares sold                       181,317    7,991,783    3,343,703     3,417,220
   Cost of shares sold                            (188,690)  (7,999,128)  (3,602,784)   (3,774,630)
                                               -----------  -----------  -----------  ------------
Net realized gains (losses) from securities
   transactions                                     (7,373)      (7,345)    (259,081)     (357,410)
Realized gain distributions                              0            0            0     3,474,843
                                               -----------  -----------  -----------  ------------
Net realized gains (losses)                         (7,373)      (7,345)    (259,081)    3,117,433
                                               -----------  -----------  -----------  ------------
Net unrealized appreciation (depreciation) of
   investments:
   Beginning of period                             122,267       11,758       78,873     3,288,679
   End of period                                (1,312,500)    (270,605)  (1,988,964)  (10,724,020)
                                               -----------  -----------  -----------  ------------
Change in net unrealized appreciation
   (depreciation) of investments                (1,434,767)    (282,363)  (2,067,837)  (14,012,699)
                                               -----------  -----------  -----------  ------------
Increase (decrease) in net assets from
   operations                                  $(1,480,185) $   (68,426) $(1,801,655) $(10,912,382)
                                               ===========  ===========  ===========  ============

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                             STATEMENT OF OPERATIONS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2008
                                   (continued)

                                               "Dogs" of
                                                  Wall      Emerging      Equity         Foreign
                                                 Street     Markets    Opportunities      Value
                                               Portfolio   Portfolio     Portfolio      Portfolio
                                               (Class 3)   (Class 3)     (Class 3)      (Class 3)
                                               ---------  -----------  -------------  ------------
Investment income:
   Dividends                                   $  35,433  $   124,806   $    23,484   $    498,487
                                               ---------  -----------   -----------   ------------
Expenses:
   Charges for distribution, mortality and
      expense risk                               (17,110)    (128,998)      (28,984)      (252,892)
                                               ---------  -----------   -----------   ------------
Net investment income (loss)                      18,323       (4,192)       (5,500)       245,595
                                               ---------  -----------   -----------   ------------
Net realized gains (losses) from securities
   transactions:
   Proceeds from shares sold                     210,088      918,059       321,842      2,134,871
   Cost of shares sold                          (242,294)  (1,273,212)     (447,361)    (2,167,720)
                                               ---------  -----------   -----------   ------------
Net realized gains (losses) from securities
   transactions                                  (32,206)    (355,153)     (125,519)       (32,849)
Realized gain distributions                      202,619    3,000,807       369,244      1,467,553
                                               ---------  -----------   -----------   ------------
Net realized gains (losses)                      170,413    2,645,654       243,725      1,434,704
                                               ---------  -----------   -----------   ------------
Net unrealized appreciation (depreciation) of
   investments:
   Beginning of period                           (40,121)   1,407,412        49,411      4,845,175
   End of period                                (574,130)  (7,708,839)   (1,096,992)    (5,668,716)
                                               ---------  -----------   -----------   ------------
Change in net unrealized appreciation
   (depreciation) of investments                (534,009)  (9,116,251)   (1,146,403)   (10,513,891)
                                               ---------  -----------   -----------   ------------
Increase (decrease) in net assets from
   operations                                  $(345,273) $(6,474,789)  $  (908,178)  $ (8,833,592)
                                               =========  ===========   ===========   ============
                                               Fundamental     Global       Global        Growth
                                                  Growth        Bond       Equities   Opportunities
                                                Portfolio    Portfolio    Portfolio     Portfolio
                                                (Class 3)    (Class 3)    (Class 3)     (Class 3)
                                               -----------  -----------  -----------  -------------
Investment income:
   Dividends                                   $         0  $   144,620  $    38,456   $         0
                                               -----------  -----------  -----------   -----------
Expenses:
   Charges for distribution, mortality and
      expense risk                                 (57,518)     (63,326)     (29,162)      (35,013)
                                               -----------  -----------  -----------   -----------
Net investment income (loss)                       (57,518)      81,294        9,294       (35,013)
                                               -----------  -----------  -----------   -----------
Net realized gains (losses) from securities
   transactions:
   Proceeds from shares sold                       368,854    1,352,386      432,809       338,119
   Cost of shares sold                            (401,033)  (1,286,709)    (382,019)     (321,254)
                                               -----------  -----------  -----------   -----------
Net realized gains (losses) from securities
   transactions                                    (32,179)      65,677       50,790        16,865
Realized gain distributions                              0       29,529            0             0
                                               -----------  -----------  -----------   -----------
Net realized gains (losses)                        (32,179)      95,206       50,790        16,865
                                               -----------  -----------  -----------   -----------
Net unrealized appreciation (depreciation) of
   investments:
   Beginning of period                             164,462      141,004      360,625       385,306
   End of period                                (1,966,937)      87,726     (729,957)     (712,738)
                                               -----------  -----------  -----------   -----------
Change in net unrealized appreciation
   (depreciation) of investments                (2,131,399)     (53,278)  (1,090,582)   (1,098,044)
                                               -----------  -----------  -----------   -----------
Increase (decrease) in net assets from
   operations                                  $(2,221,096) $   123,222  $(1,030,498)  $(1,116,192)
                                               ===========  ===========  ===========   ===========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                             STATEMENT OF OPERATIONS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2008
                                   (continued)

                                                                                      International
                                                                       International     Growth
                                                 Growth    High-Yield   Diversified       and
                                                 Income       Bond        Equities       Income
                                               Portfolio   Portfolio     Portfolio      Portfolio
                                               (Class 3)   (Class 3)     (Class 3)     (Class 3)
                                               ---------  -----------  -------------  -------------
Investment income:
   Dividends                                   $   7,328  $   284,620   $   451,600    $   340,014
                                               ---------  -----------   -----------    -----------
Expenses:
   Charges for distribution, mortality and
      expense risk                               (13,395)     (35,055)     (210,448)      (159,806)
                                               ---------  -----------   -----------    -----------
Net investment income (loss)                      (6,067)     249,565       241,152        180,208
                                               ---------  -----------   -----------    -----------
Net realized gains (losses) from securities
   transactions:
   Proceeds from shares sold                     280,142      669,359     1,684,905        859,082
   Cost of shares sold                          (318,108)    (775,369)   (1,620,016)    (1,034,291)
                                               ---------  -----------   -----------    -----------
Net realized gains (losses) from securities
   transactions                                  (37,966)    (106,010)       64,889       (175,209)
Realized gain distributions                      115,043            0       349,641      1,369,884
                                               ---------  -----------   -----------    -----------
Net realized gains (losses)                       77,077     (106,010)      414,530      1,194,675
                                               ---------  -----------   -----------    -----------
Net unrealized appreciation (depreciation) of
   investments:
   Beginning of period                           181,423     (119,388)    3,864,840       (193,851)
   End of period                                (391,683)  (1,212,532)   (3,719,940)    (8,205,676)
                                               ---------  -----------   -----------    -----------
Change in net unrealized appreciation
   (depreciation) of investments                (573,106)  (1,093,144)   (7,584,780)    (8,011,825)
                                               ---------  -----------   -----------    -----------
Increase (decrease) in net assets from
   operations                                  $(502,096) $  (949,589)  $  (629,098)   $(6,636,942)
                                               =========  ===========   ===========    ===========
                                                                 MFS
                                                 Marsico    Massachusetts      MFS
                                                 Focused      Investors       Total       Mid-Cap
                                                  Growth        Trust        Return       Growth
                                                Portfolio     Portfolio     Portfolio    Portfolio
                                                (Class 3)     (Class 3)     (Class 3)    (Class 3)
                                               -----------  -------------  -----------  -----------
Investment income:
   Dividends                                   $     4,655   $    29,395   $   293,817  $         0
                                               -----------   -----------   -----------  -----------
Expenses:
   Charges for distribution, mortality and
      expense risk                                 (29,045)      (46,192)     (135,399)     (72,949)
                                               -----------   -----------   -----------  -----------
Net investment income (loss)                       (24,390)      (16,797)      158,418      (72,949)
                                               -----------   -----------   -----------  -----------
Net realized gains (losses) from securities
   transactions:
   Proceeds from shares sold                       112,027       460,205     1,512,688      643,550
   Cost of shares sold                            (140,806)     (440,463)   (1,890,221)    (634,592)
                                               -----------   -----------   -----------  -----------
Net realized gains (losses) from securities
   transactions                                    (28,779)       19,742      (377,533)       8,958
Realized gain distributions                        413,838             0       669,752            0
                                               -----------   -----------   -----------  -----------
Net realized gains (losses)                        385,059        19,742       292,219        8,958
                                               -----------   -----------   -----------  -----------
Net unrealized appreciation (depreciation) of
   investments:
   Beginning of period                             233,671       663,171       (94,625)     972,367
   End of period                                (1,120,866)     (679,364)   (2,989,099)  (1,534,970)
                                               -----------   -----------   -----------  -----------
Change in net unrealized appreciation
   (depreciation) of investments                (1,354,537)   (1,342,535)   (2,894,474)  (2,507,337)
                                               -----------   -----------   -----------  -----------
Increase (decrease) in net assets from
   operations                                  $  (993,868)  $(1,339,590)  $(2,443,837) $(2,571,328)
                                               ===========   ===========   ===========  ===========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                             STATEMENT OF OPERATIONS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2008
                                   (continued)

                                                                            Small
                                                   Real     Small & Mid    Company
                                                  Estate     Cap Value      Value     Technology
                                                Portfolio    Portfolio    Portfolio    Portfolio
                                                (Class 3)    (Class 3)    (Class 3)    (Class 3)
                                               -----------  -----------  -----------  ----------
Investment income:
   Dividends ................................  $   245,902  $    31,586  $     9,125  $       0
                                               -----------  -----------  -----------  ---------
Expenses:
   Charges for distribution, mortality and
      expense risk ..........................     (110,193)    (200,702)     (57,624)   (17,840)
                                               -----------  -----------  -----------  ---------
Net investment income (loss) ................      135,709     (169,116)     (48,499)   (17,840)
                                               -----------  -----------  -----------  ---------
Net realized gains (losses) from securities
   transactions:
   Proceeds from shares sold ................      938,855    1,377,706      421,067    111,177
   Cost of shares sold ......................   (1,412,933)  (1,563,044)    (511,267)  (126,164)
                                               -----------  -----------  -----------  ---------
Net realized gains (losses) from securities
   transactions .............................     (474,078)    (185,338)     (90,200)   (14,987)
Realized gain distributions .................    1,140,004    1,111,689       53,098          0
                                               -----------  -----------  -----------  ---------
Net realized gains (losses) .................      665,926      926,351      (37,102)   (14,987)
                                               -----------  -----------  -----------  ---------
Net unrealized appreciation (depreciation) of
   investments:
   Beginning of period ......................   (1,557,147)     105,520     (303,267)   170,667
   End of period ............................   (6,350,676)  (6,432,561)  (1,881,013)  (609,630)
                                               -----------  -----------  -----------  ---------
Change in net unrealized appreciation
   (depreciation) of investments ............   (4,793,529)  (6,538,081)  (1,577,746)  (780,297)
                                               -----------  -----------  -----------  ---------
Increase (decrease) in net assets from
   operations ...............................  $(3,991,894) $(5,780,846) $(1,663,347) $(813,124)
                                               ===========  ===========  ===========  =========
                                                             Total
                                                Telecom      Return      Capital
                                                Utility       Bond       Growth      Comstock
                                               Portfolio   Portfolio    Portfolio    Portfolio
                                               (Class 3)   (Class 3)   (Class II)   (Class II)
                                               ---------  -----------  ----------  -----------
Investment income:
   Dividends ................................  $  13,288  $   161,548  $   1,108   $   108,696
                                               ---------  -----------  ---------   -----------
Expenses:
   Charges for distribution, mortality and
      expense risk ..........................     (7,619)     (40,360)    (8,804)      (77,575)
                                               ---------  -----------  ---------   -----------
Net investment income (loss) ................      5,669      121,188     (7,696)       31,121
                                               ---------  -----------  ---------   -----------
Net realized gains (losses) from securities
   transactions:
   Proceeds from shares sold ................     76,757    1,479,310     91,299     1,122,450
   Cost of shares sold ......................    (77,301)  (1,475,305)   (96,121)   (1,380,397)
                                               ---------  -----------  ---------   -----------
Net realized gains (losses) from securities
   transactions .............................       (544)       4,005     (4,822)     (257,947)
Realized gain distributions .................          0            0          0       266,958
                                               ---------  -----------  ---------   -----------
Net realized gains (losses) .................       (544)       4,005     (4,822)        9,011
                                               ---------  -----------  ---------   -----------
Net unrealized appreciation (depreciation) of
   investments:
   Beginning of period ......................     64,479       (5,256)   127,239       119,795
   End of period ............................   (181,395)     138,852   (212,588)   (2,437,681)
                                               ---------  -----------  ---------   -----------
Change in net unrealized appreciation
   (depreciation) of investments ............   (245,874)     144,108   (339,827)   (2,557,476)
                                               ---------  -----------  ---------   -----------
Increase (decrease) in net assets from
   operations ...............................  $(240,749) $   269,301  $(352,345)  $(2,517,344)
                                               =========  ===========  =========   ===========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                             STATEMENT OF OPERATIONS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2008
                                   (continued)

                                                  Growth
                                                   and        Diversified    Equity
                                                  Income    International   Income      Income
                                                Portfolio      Account      Account    Account
                                               (Class  II)    (Class 2)    (Class 2)  (Class 2)
                                               -----------  -------------  ---------  ---------
Investment income:
   Dividends                                   $   267,792    $   9,310    $  41,622  $  39,817
                                               -----------    ---------    ---------  ---------
Expenses:
   Charges for distribution, mortality and
      expense risk                                (249,173)     (10,176)     (28,908)    (7,469)
                                               -----------    ---------    ---------  ---------
Net investment income (loss)                        18,619        (866)       12,714     32,348
                                               -----------    ---------    ---------  ---------
Net realized gains (losses) from securities
   transactions:
   Proceeds from shares sold                     2,025,885      125,885      781,143    265,181
   Cost of shares sold                          (2,317,112)    (168,985)    (808,578)  (285,737)
                                               -----------    ---------    ---------  ---------
Net realized gains (losses) from securities
   transactions                                   (291,227)     (43,100)     (27,435)   (20,556)
Realized gain distributions                        520,311      149,011      139,834        755
                                               -----------    ---------    ---------  ---------
Net realized gains (losses)                        229,084      105,911      112,399    (19,801)
                                               -----------    ---------    ---------  ---------
Net unrealized appreciation (depreciation) of
   investments:
   Beginning of period                           1,166,302        1,860      217,652        610
   End of period                                (5,746,950)    (482,685)    (675,153)   (33,739)
                                               -----------    ---------    ---------  ---------
Change in net unrealized appreciation
   (depreciation) of investments                (6,913,252)    (484,545)    (892,805)   (34,349)
                                               -----------    ---------    ---------  ---------
Increase (decrease) in net assets from
   operations                                  $(6,665,549)   $(379,500)   $(767,692) $ (21,802)
                                               ===========    ==========   =========  =========

                                                LargeCap
                                                 Blend     LargeCap     MidCap      Money
                                                Account    Growth       Stock       Market
                                                   II      Account     Account     Account
                                               (Class 2)  (Class 2)   (Class 2)   (Class 2)
                                               ---------  ---------  -----------  ---------
Investment income:
   Dividends                                   $  1,600   $   187    $    30,393  $   9,349
                                               --------   --------   -----------  ---------
Expenses:
   Charges for distribution, mortality and
   expense risk                                  (2,107)    (1,268)      (35,562)    (7,085)
                                               --------   --------   -----------  ---------
Net investment income (loss)                      (507)     (1,081)       (5,169)     2,264
                                               --------   --------   -----------  ---------
Net realized gains (losses) from securities
   transactions:
   Proceeds from shares sold                     42,759     57,338       199,707    757,582
   Cost of shares sold                          (75,606)   (49,932)     (378,016)  (757,582)
                                               --------   --------   -----------  ---------
Net realized gains (losses) from securities
   transactions                                 (32,847)     7,406      (178,309)         0
Realized gain distributions                      62,641          0       571,945          0
                                               --------   --------   -----------  ---------
Net realized gains (losses)                      29,794      7,406       393,636          0
                                               --------   --------   -----------  ---------
Net unrealized appreciation (depreciation) of
   investments:
   Beginning of period                           15,927     30,982      (390,968)         0
   End of period                                (70,047)   (15,022)   (1,538,521)         0
                                               --------   --------   -----------  ---------
Change in net unrealized appreciation
   (depreciation) of investments                (85,974)   (46,004)   (1,147,553)         0
                                               --------   --------   -----------  ---------
Increase (decrease) in net assets from
   operations                                  $(56,687)  $(39,679)  $  (759,086) $   2,264
                                               ========   ========   ===========  =========

    The accompanying notes are an integral part of the financial statements.

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                             STATEMENT OF OPERATIONS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2008
                                   (continued)

                                                              Real                      SAM
                                                Mortgage     Estate        SAM      Conservative
                                               Securities  Securities    Balanced     Balanced
                                                 Account     Account    Portfolio     Portfolio
                                                (Class 2)   (Class 2)   (Class 2)    (Class 2)
                                               ----------  ----------  -----------  ------------
Investment income:
   Dividends                                    $   433     $    773   $   519,309   $  41,231
                                                -------     --------   -----------   ---------
Expenses:
   Charges for distribution, mortality and
      expense risk                                  (94)        (570)     (212,304)    (17,498)
                                                -------     --------   -----------   ---------
Net investment income (loss)                        339          203       307,005      23,733
                                                -------     --------   -----------   ---------
Net realized gains (losses) from securities
   transactions:
   Proceeds from shares sold                      3,428       22,323     3,096,795     646,203
   Cost of shares sold                           (3,653)     (36,478)   (3,198,915)   (661,252)
                                                -------     --------   -----------   ---------
Net realized gains (losses) from securities
   transactions                                    (225)     (14,155)     (102,120)    (15,049)
Realized gain distributions                           0       12,820     1,729,459      79,029
                                                -------     --------   -----------   ---------
Net realized gains (losses)                        (225)      (1,335)    1,627,339      63,980
                                                -------     --------   -----------   ---------
Net unrealized appreciation (depreciation) of
   investments:
   Beginning of period                             (107)     (13,209)    2,165,056     129,980
   End of period                                    (85)     (23,544)   (3,717,709)   (179,784)
                                                -------     --------   -----------   ---------
Change in net unrealized appreciation
   (depreciation) of investments                     22      (10,335)   (5,882,765)   (309,764)
                                                -------     --------   -----------   ---------
Increase (decrease) in net assets from
   operations                                   $   136     $(11,467)  $(3,948,421)  $(222,051)
                                                =======     ========   ===========   =========

                                                   SAM           SAM        SAM
                                               Conservative   Flexible    Strategic  Short-Term
                                                  Growth       Income      Growth      Income
                                                 Portfolio    Portfolio   Portfolio    Account
                                                 (Class 2)    (Class 2)   (Class 2)   (Class 2)
                                               ------------  -----------  ---------  ----------
Investment income:
   Dividends                                   $    89,856   $   119,138  $  12,419   $    798
                                               -----------   -----------  ---------   --------
Expenses:
   Charges for distribution, mortality and
      expense risk                                 (39,051)      (27,800)    (5,465)      (912)
                                               -----------   -----------  ---------   --------
Net investment income (loss)                        50,805        91,338      6,954       (114)
                                               -----------   -----------  ---------   --------
Net realized gains (losses) from securities
   transactions:
   Proceeds from shares sold                       847,642       923,751    171,216     89,833
   Cost of shares sold                            (795,731)   (1,028,918)  (147,844)   (92,275)
                                               -----------   -----------  ---------   --------
Net realized gains (losses) from securities
   transactions                                     51,911      (105,167)    23,372     (2,442)
Realized gain distributions                        257,130       165,216     58,274          0
                                               -----------   -----------  ---------   --------
Net realized gains (losses)                        309,041        60,049     81,646     (2,442)
                                               -----------   -----------  ---------   --------
Net unrealized appreciation (depreciation) of
   investments:
   Beginning of period                             639,299        84,734    100,996       (624)
   End of period                                  (657,597)     (331,905)  (138,888)    (1,455)
                                               -----------   -----------  ---------   --------
Change in net unrealized appreciation
   (depreciation) of investments                (1,296,896)     (416,639)  (239,884)      (831)
                                               -----------   -----------  ---------   --------
Increase (decrease) in net assets from
   operations                                  $  (937,050)  $  (265,252) $(151,284)  $ (3,387)
                                               ===========   ===========  =========   ========

    The accompanying notes are an integral part of the financial statements.

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                             STATEMENT OF OPERATIONS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2008
                                   (continued)

                                                                                  Columbia
                                                                       Columbia   Marsico
                                                                         High     Focused
                                                              West      Yield     Equities
                                                SmallCap     Coast      Fund,      Fund,
                                                 Growth      Equity    Variable   Variable
                                               Account II   Account     Series    Series
                                               (Class 2)   (Class 2)  (Class A)  (Class A)
                                               ----------  ---------  ---------  ---------
Investment income:
   Dividends                                    $      0   $  5,391   $ 22,109   $     637
                                                --------   --------   --------   ---------
Expenses:
   Charges for distribution, mortality and
   expense risk                                     (872)    (10,600)   (3,472)     (9,924)
                                                --------   --------   --------   ---------
Net investment income (loss)                        (872)     (5,209)   18,637      (9,287)
                                                --------   --------   --------   ---------
Net realized gains (losses) from securities
   transactions:
   Proceeds from shares sold                      97,198     285,787    63,843      40,992
   Cost of shares sold                           104,664)   (277,755)  (67,667)    (50,015)
                                                --------   --------   --------   ---------
Net realized gains (losses) from securities
   transactions                                   (7,466)      8,032    (3,824)     (9,023)
Realized gain distributions                            0      65,647         0     105,136
                                                --------   --------   --------   ---------
Net realized gains (losses)                       (7,466)     73,679    (3,824)     96,113
                                                --------   --------   --------   ---------
Net unrealized appreciation (depreciation) of
   investments:
   Beginning of period                            12,831     113,659     4,552     108,526
   End of
   period                                        (10,766)   (223,374)  (70,781)   (304,644)
                                                --------   --------   --------   ---------
Change in net unrealized appreciation
   (depreciation) of investments                 (23,597)   (337,033)  (75,333)   (413,170)
                                                --------   --------   --------   ---------
Increase (decrease) in net assets from
   operations                                   $(31,935)  $(268,563) $(60,520)  $(326,344)
                                                ========   =========  ========   =========

                                                  Asset       Global
                                               Allocation     Growth       Growth    Growth-Income
                                                  Fund         Fund         Fund         Fund
                                                (Class 2)   (Class 2)    (Class 2)     (Class 2)
                                               ----------  -----------  -----------  -------------
Investment income:
   Dividends                                   $  53,074   $   236,764  $   108,949   $   273,969
                                               ---------   -----------  -----------   -----------
Expenses:
   Charges for distribution, mortality and
   expense risk                                  (15,562)     (196,463)    (197,317)     (231,402)
                                               ---------   -----------  -----------   -----------
Net investment income (loss)                      37,512        40,301      (88,368)       42,567
                                               ---------   -----------  -----------   -----------
Net realized gains (losses) from securities
   transactions:
   Proceeds from shares sold                     118,151     2,081,628    1,711,433     2,674,285
   Cost of shares sold                          (138,440)   (2,246,783)  (2,005,133)   (3,168,188)
                                               ---------   -----------  -----------   -----------
Net realized gains (losses) from securities
   transactions                                  (20,289)     (165,155)    (293,700)     (493,903)
Realized gain distributions                       78,818     1,149,926    1,539,089     1,090,353
                                               ---------   -----------  -----------   -----------
Net realized gains (losses)                       58,529       984,771    1,245,389       596,450
                                               ---------   -----------  -----------   -----------
Net unrealized appreciation (depreciation) of
   investments:
   Beginning of period                           (34,604)    2,780,126    1,958,210     1,519,051
   End of
   period                                       (772,658)   (4,658,088)  (6,551,673)   (6,560,841)
                                               ---------   -----------  -----------   -----------
Change in net unrealized appreciation
   (depreciation) of investments                (738,054)   (7,438,214)  (8,509,883)   (8,079,892)
                                               ---------   -----------  -----------   -----------
Increase (decrease) in net assets from
   operations                                  $(642,013)  $(6,413,142) $(7,352,862)  $(7,440,875)
                                               =========   ===========  ===========   ===========

    The accompanying notes are an integral part of the financial statements.

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                             STATEMENT OF OPERATIONS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2008
                                   (continued)

                                                                                                                 MTB Managed
                                                  Growth and     Mid Cap Value  MTB Large Cap  MTB Large Cap  Allocation Fund -
                                               Income Portfolio    Portfolio        Growth         Value         Aggressive
                                                  (Class VC)      (Class VC)       Fund II        Fund II         Growth II
                                               ----------------  -------------  -------------  -------------  -----------------
Investment income:
   Dividends                                      $   159,223      $   2,401       $    397      $  2,347          $    939
                                                  -----------      ---------       --------      --------          --------
Expenses:
   Charges for distribution, mortality and
      expense risk                                   (134,758)        (1,648)          (862)       (2,598)           (2,205)
                                                  -----------      ---------       --------      --------          --------
Net investment income (loss)                           24,465            753           (465)         (251)           (1,266)
                                                  -----------      ---------       --------      --------          --------
Net realized gains (losses) from securities
   transactions:
   Proceeds from shares sold                          912,690         80,071          3,608         7,978             4,243
   Cost of shares sold                             (1,112,415)      (124,008)        (4,754)      (10,585)           (5,592)
                                                  -----------      ---------       --------      --------          --------
Net realized gains (losses) from securities
   transactions                                      (199,725)       (43,937)        (1,146)       (2,607)           (1,349)
Realized gain distributions                            37,275          8,022              0             0            17,749
                                                  -----------      ---------       --------      --------          --------
Net realized gains (losses)                          (162,450)       (35,915)        (1,146)       (2,607)           16,400
                                                  -----------      ---------       --------      --------          --------
Net unrealized appreciation (depreciation) of
   investments:
   Beginning of period                               (107,049)       (46,733)        (2,395)      (12,019)           (1,548)
   End of period                                   (4,108,604)      (102,823)       (30,412)      (98,243)          (90,902)
                                                  -----------      ---------       --------      --------          --------
Change in net unrealized appreciation
   (depreciation) of investments                   (4,001,555)       (56,090)       (28,017)      (86,224)          (89,354)
                                                  -----------      ---------       --------      --------          --------
Increase (decrease) in net assets from
   operations                                     $(4,139,540)     $ (91,252)      $(29,628)     $(89,082)         $(74,220)
                                                  ===========      =========       ========      ========          ========

                                                  MTB Managed        MTB Managed
                                               Allocation Fund -  Allocation Fund -  Franklin Income
                                                 Conservative         Moderate       Securities Fund
                                                 Growth II (1)        Growth II       (Class 2) (2)
                                               -----------------  -----------------  ---------------
Investment income:
   Dividends                                        $   279            $  2,241         $  14,272
                                                    -------            --------         ---------
Expenses:
   Charges for distribution, mortality and
      expense risk                                     (141)             (1,946)           (5,292)
                                                    -------            --------         ---------
Net investment income (loss)                            138                 295             8,980
                                                    -------            --------         ---------
Net realized gains (losses) from securities
   transactions:
   Proceeds from shares sold                            473              12,773            43,470
   Cost of shares sold                                 (532)            (16,515)          (54,945)
                                                    -------            --------         ---------
Net realized gains (losses) from securities
   transactions                                         (59)             (3,742)          (11,475)
Realized gain distributions                             479               9,090             5,976
                                                    -------            --------         ---------
Net realized gains (losses)                             420               5,348            (5,499)
                                                    -------            --------         ---------
Net unrealized appreciation (depreciation) of
   investments:
   Beginning of period                                    0              (3,585)                0
   End of period                                     (3,706)            (58,613)         (201,918)
                                                    -------            --------         ---------
Change in net unrealized appreciation
   (depreciation) of investments                     (3,706)            (55,028)         (201,918)
                                                    -------            --------         ---------
Increase (decrease) in net assets from
   operations                                       $(3,148)           $(49,385)        $(198,437)
                                                    =======            ========         =========

(1)  For the period from May 12, 2008 (inception) to December 31, 2008.

(2)  For the period from February 4, 2008 (inception) to December 31, 2008.

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                             STATEMENT OF OPERATIONS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2008
                                   (continued)

                                               Franklin Templeton
                                                  VIP Founding
                                                Funds Allocation
                                                      Fund
                                                 (Class 2) (2)
                                               -------------------
Investment income:
   Dividends                                        $  43,045
                                                    ---------
Expenses:
   Charges for distribution, mortality and
      expense risk                                    (11,228)
                                                    ---------
Net investment income (loss)                           31,817
                                                    ---------
Net realized gains (losses) from securities
   transactions:
   Proceeds from shares sold                           23,803
   Cost of shares sold                                (33,999)
                                                    ---------
Net realized gains (losses) from securities
   transactions                                       (10,196)
Realized gain distributions                            42,695
                                                    ---------
Net realized gains (losses)                            32,499
                                                    ---------
Net unrealized appreciation (depreciation) of
   investments:
   Beginning of period                                      0
   End of period                                     (569,252)
                                                    ---------
Change in net unrealized appreciation
   (depreciation) of investments                     (569,252)
                                                    ---------
Increase (decrease) in net assets from
   operations                                       $(504,936)
                                                    =========

(2)  For the period from February 4, 2008 (inception) to December 31, 2008.

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2008

                                                                    Capital    Government and
                                               Asset Allocation  Appreciation   Quality Bond                     Natural Resources
                                                   Portfolio       Portfolio      Portfolio    Growth Portfolio      Portfolio
                                                   (Class 1)       (Class 1)      (Class 1)        (Class 1)         (Class 1)
                                               ----------------  ------------  --------------  ----------------  -----------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                  $    93,301     $   (255,951)  $   344,693      $   (69,812)       $   (47,691)
   Net realized gains (losses) from
      securities transactions                        993,521        3,623,375       (72,095)         840,251          2,359,537
   Change in net unrealized appreciation
      (depreciation) of investments               (2,808,524)     (11,776,885)       29,127       (4,883,628)        (6,388,349)
                                                 -----------     ------------   -----------      -----------        -----------
      Increase (decrease) in net assets from
         operations                               (1,721,702)      (8,409,461)      301,725       (4,113,189)        (4,076,503)
                                                 -----------     ------------   -----------      -----------        -----------
From capital transactions:
   Net proceeds from units sold                      305,197           14,789        44,114           22,171             24,864
   Cost of units redeemed                         (2,017,154)      (3,640,065)   (4,044,488)      (1,786,855)        (1,028,727)
   Net transfers                                    (211,569)      (1,082,669)    1,639,814         (473,344)          (797,083)
   Contract maintenance charge                        (2,173)          (5,277)       (3,404)          (2,780)            (1,659)
                                                 -----------     ------------   -----------      -----------        -----------
      Increase (decrease) in net assets from
         capital transactions                     (1,925,699)      (4,713,222)   (2,363,964)      (2,240,808)        (1,802,605)
                                                 -----------     ------------   -----------      -----------        -----------
Increase (decrease) in net assets                 (3,647,401)     (13,122,683)   (2,062,239)      (6,353,997)        (5,879,108)
Net assets at beginning of period                  8,441,259       23,633,281    14,162,953       11,517,240          9,382,357
                                                 -----------     ------------   -----------      -----------        -----------
Net assets at end of period                      $ 4,793,858     $ 10,510,598   $12,100,714      $ 5,163,243        $ 3,503,249
                                                 ===========     ============   ===========      ===========        ===========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                         12,032              305         2,385              630                376
   Units redeemed                                    (80,872)         (81,175)     (221,312)         (56,983)           (19,081)
   Units transferred                                  (9,447)         (23,911)       88,282          (16,659)           (15,574)
                                                 -----------     ------------   -----------      -----------        -----------
Increase (decrease) in units outstanding             (78,287)        (104,781)     (130,645)         (73,012)           (34,279)
Beginning units                                      312,307          431,219       774,986          309,303            140,008
                                                 -----------     ------------   -----------      -----------        -----------
Ending units                                         234,020          326,438       644,341          236,291            105,729
                                                 ===========     ============   ===========      ===========        ===========

                                                                    Capital    Government and
                                               Asset Allocation  Appreciation  Quality Bond
                                                   Portfolio      Portfolio      Portfolio
                                                   (Class 3)      (Class 3)      (Class 3)
                                               ----------------  ------------  --------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                  $    37,773     $   (253,564)  $   716,436
   Net realized gains (losses) from
      securities transactions                        281,152        3,456,087       (49,159)
   Change in net unrealized appreciation
      (depreciation) of investments               (1,038,205)     (12,007,612)      (30,661)
                                                 -----------     ------------   -----------
      Increase (decrease) in net assets from
         operations                                 (719,280)      (8,805,089)      636,616
                                                 -----------     ------------   -----------
From capital transactions:
   Net proceeds from units sold                      241,779        1,516,830     3,926,086
   Cost of units redeemed                            (24,875)        (868,897)   (2,108,156)
   Net transfers                                    (125,907)       1,099,661      (340,839)
   Contract maintenance charge                          (470)          (2,225)       (3,532)
                                                 -----------     ------------   -----------
      Increase (decrease) in net assets from
         capital transactions                         90,527        1,745,369     1,473,559
                                                 -----------     ------------   -----------
Increase (decrease) in net assets                   (628,753)      (7,059,720)    2,110,175
Net assets at beginning of period                  2,865,079       20,055,223    23,995,800
                                                 -----------     ------------   -----------
Net assets at end of period                      $ 2,236,326     $ 12,995,503   $26,105,975
                                                 ===========     ============   ===========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                         11,522           45,492       240,816
   Units redeemed                                     (1,138)         (22,596)     (118,198)
   Units transferred                                  (4,769)          45,083       (17,061)
                                                 -----------     ------------   -----------
Increase (decrease) in units outstanding               5,615           67,979       105,557
Beginning units                                      107,800          415,143     1,343,538
                                                 -----------     ------------   -----------
Ending units                                         113,415          483,122     1,449,095
                                                 ===========     ============   ===========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2008
                                   (continued)

                                                                 Natural Resources  Aggressive Growth  Alliance Growth
                                               Growth Portfolio      Portfolio          Portfolio         Portfolio
                                                   (Class 3)         (Class 3)          (Class 1)         (Class 1)
                                               ----------------  -----------------  -----------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                  $   (99,044)       $   (76,662)       $   (34,358)     $   (224,121)
   Net realized gains (losses) from
       securities transactions                     1,283,048          1,758,247           (500,389)       (1,180,108)
   Change in net unrealized appreciation
      (depreciation) of investments               (5,702,930)        (6,814,489)        (1,870,823)       (6,828,521)
                                                 -----------        -----------        -----------      ------------
      Increase (decrease) in net assets from
         operations                               (4,518,926)        (5,132,904)        (2,405,570)       (8,232,750)
                                                 -----------        -----------        -----------      ------------
From capital transactions:
   Net proceeds from units sold                      812,230            884,731              3,330           239,116
   Cost of units redeemed                           (506,317)          (282,950)          (868,716)       (3,695,465)
   Net transfers                                     312,970          1,563,575           (296,178)         (697,755)
   Contract maintenance charge                        (1,229)            (1,672)            (1,825)           (8,011)
                                                 -----------        -----------        -----------      ------------
      Increase (decrease) in net assets from
         capital transactions                        617,654          2,163,684         (1,163,389)       (4,162,115)
                                                 -----------        -----------        -----------      ------------
Increase (decrease) in net assets                 (3,901,272)        (2,969,220)        (3,568,959)      (12,394,865)
Net assets at beginning of period                 10,375,610          8,543,766          5,378,067        22,663,561
                                                 -----------        -----------        -----------      ------------
Net assets at end of period                      $ 6,474,338        $ 5,574,546        $ 1,809,108      $ 10,268,696
                                                 ===========        ===========        ===========      ============
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                         33,860             21,968                253             7,532
   Units redeemed                                    (18,235)            (6,315)           (65,777)         (119,538)
   Units transferred                                  17,727             37,175            (21,396)          (23,470)
                                                 -----------        -----------        -----------      ------------
Increase (decrease) in units outstanding              33,352             52,828            (86,920)         (135,476)
Beginning units                                      283,565            136,467            311,668           605,572
                                                 -----------        -----------        -----------      ------------
Ending units                                         316,917            189,295            224,748           470,096
                                                 ===========        ===========        ===========      ============

                                                                   Blue Chip Growth  Capital Growth  Cash Management
                                               Balanced Portfolio      Portfolio       Portfolio        Portfolio
                                                    (Class 1)          (Class 1)       (Class 1)        (Class 1)
                                               ------------------  ----------------  --------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                    $    85,941       $   (16,458)      $  (12,967)     $   252,613
   Net realized gains (losses) from
       securities transactions                        (211,808)           93,557           17,366          (71,520)
   Change in net unrealized appreciation
      (depreciation) of investments                 (1,437,234)         (744,364)        (503,803)        (212,565)
                                                   -----------       -----------       ----------      -----------
      Increase (decrease) in net assets from
         operations                                 (1,563,101)         (667,265)        (499,404)         (31,472)
                                                   -----------       -----------       ----------      -----------
From capital transactions:
   Net proceeds from units sold                         13,708             2,118            4,074           27,632
   Cost of units redeemed                           (1,309,722)         (231,337)        (161,121)      (8,097,116)
   Net transfers                                       (57,024)         (241,174)         237,175        7,556,753
   Contract maintenance charge                          (2,433)             (362)            (184)          (2,459)
                                                   -----------       -----------       ----------      -----------
      Increase (decrease) in net assets from
         capital transactions                       (1,355,471)         (470,755)          79,944         (515,190)
                                                   -----------       -----------       ----------      -----------
Increase (decrease) in net assets                   (2,918,572)       (1,138,020)        (419,460)        (546,662)
Net assets at beginning of period                    6,652,880         2,022,555        1,025,914       11,560,079
                                                   -----------       -----------       ----------      -----------
Net assets at end of period                        $ 3,734,308       $   884,535       $  606,454      $11,013,417
                                                   ===========       ===========       ==========      ===========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                              912               389              517            2,001
   Units redeemed                                      (87,057)          (38,629)         (23,959)        (588,371)
   Units transferred                                    (4,126)          (38,800)          34,045          549,493
                                                   -----------       -----------       ----------      -----------
Increase (decrease) in units outstanding               (90,271)          (77,040)          10,603          (36,877)
Beginning units                                        390,821           283,134          112,149          838,478
                                                   -----------       -----------       ----------      -----------
Ending units                                           300,550           206,094          122,752          801,601
                                                   ===========       ===========       ==========      ===========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2008
                                   (continued)


                                               Corporate Bond   Davis Venture    "Dogs" of Wall   Emerging Markets
                                                  Portfolio    Value Portfolio  Street Portfolio      Portfolio
                                                  (Class 1)       (Class 1)         (Class 1)         (Class 1)
                                               --------------  ---------------  ----------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                 $   156,252     $      6,888       $   29,006       $    (8,297)
   Net realized gains (losses) from
      securities transactions                       (18,193)       5,877,159          163,874         2,114,626
   Change in net unrealized appreciation
      (depreciation) of investments                (694,686)     (19,263,393)        (689,336)       (6,772,156)
                                                -----------     ------------       ----------       -----------
      Increase (decrease) in net assets from
         operations                                (556,627)     (13,379,346)        (496,456)       (4,665,827)
                                                -----------     ------------       ----------       -----------
From capital transactions:
   Net proceeds from units sold                       9,050          315,835            1,047             2,821
   Cost of units redeemed                        (1,597,411)      (6,165,067)        (310,831)         (895,184)
   Net transfers                                   (172,421)      (2,525,654)         (72,954)         (850,199)
   Contract maintenance charge                       (1,379)         (10,380)            (562)           (1,441)
                                                -----------     ------------       ----------       -----------
      Increase (decrease) in net assets from
         capital transactions                    (1,762,161)      (8,385,266)        (383,300)       (1,744,003)
                                                -----------     ------------       ----------       -----------
Increase (decrease) in net assets                (2,318,788)     (21,764,612)        (879,756)       (6,409,830)
Net assets at beginning of period                 7,018,427       40,562,908        2,042,844         9,186,700
                                                -----------     ------------       ----------       -----------
Net assets at end of period                     $ 4,699,639     $ 18,798,296       $1,163,088       $ 2,776,870
                                                ===========     ============       ==========       ===========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                           489            8,626               83               132
   Units redeemed                                   (88,676)        (176,950)         (27,410)          (45,910)
   Units transferred                                (10,712)         (70,469)          (7,070)          (54,584)
                                                -----------     ------------       ----------       -----------
Increase (decrease) in units outstanding            (98,899)        (238,793)         (34,397)         (100,362)
Beginning units                                     376,365          998,715          161,862           343,033
                                                -----------     ------------       ----------       -----------
Ending units                                        277,466          759,922          127,465           242,671
                                                ===========     ============       ==========       ===========

                                                   Equity
                                                Opportunities     Fundamental    Global Bond  Global Equities
                                                  Portfolio    Growth Portfolio   Portfolio      Portfolio
                                                  (Class 1)        (Class 1)      (Class 1)      (Class 1)
                                                -------------  ----------------  -----------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                  $     3,112     $   (71,150)    $    53,052    $    26,440
   Net realized gains (losses) from
      securities transactions                        795,736        (438,786)        172,066        (23,993)
   Change in net unrealized appreciation
      (depreciation) of investments               (3,152,502)     (2,039,791)       (143,916)    (2,347,288)
                                                 -----------     -----------     -----------    -----------
      Increase (decrease) in net assets from
         operations                               (2,353,654)     (2,549,727)         81,202     (2,344,841)
                                                 -----------     -----------     -----------    -----------
From capital transactions:
   Net proceeds from units sold                        6,422          26,131          14,836          5,634
   Cost of units redeemed                           (826,444)       (957,971)     (1,186,754)      (873,570)
   Net transfers                                     556,701         176,762         954,167         73,757
   Contract maintenance charge                        (1,209)         (2,505)           (765)        (1,478)
                                                 -----------     -----------     -----------    -----------
      Increase (decrease) in net assets from
         capital transactions                       (264,530)       (757,583)       (218,516)      (795,657)
                                                 -----------     -----------     -----------    -----------
Increase (decrease) in net assets                 (2,618,184)     (3,307,310)       (137,314)    (3,140,498)
Net assets at beginning of period                  5,963,389       6,025,255       3,229,381      5,706,422
                                                 -----------     -----------     -----------    -----------
Net assets at end of period                      $ 3,345,205     $ 2,717,945     $ 3,092,067    $ 2,565,924
                                                 ===========     ===========     ===========    ===========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                            379           1,381             745            255
   Units redeemed                                    (48,146)        (53,074)        (58,337)       (41,800)
   Units transferred                                  26,222           4,289          44,517           (123)
                                                 -----------     -----------     -----------    -----------
Increase (decrease) in units outstanding             (21,545)        (47,404)        (13,075)       (41,668)
Beginning units                                      289,893         279,353         163,504        215,330
                                                 -----------     -----------     -----------    -----------
Ending units                                         268,348         231,949         150,429        173,662
                                                 ===========     ===========     ===========    ===========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2008
                                   (continued)

                                                  Growth                                           International
                                               Opportunities   Growth-Income  High-Yield Bond  Diversified Equities
                                                 Portfolio       Portfolio       Portfolio           Portfolio
                                                 (Class 1)       (Class 1)       (Class 1)           (Class 1)
                                               -------------  --------------  ---------------  --------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                  $ (11,848)    $    (69,025)    $   518,614        $    99,047
   Net realized gains (losses) from
       securities transactions                      41,434        1,417,274        (660,466)           395,266
   Change in net unrealized appreciation
      (depreciation) of investments               (387,226)      (8,668,902)     (2,021,683)        (3,366,166)
                                                 ---------     ------------     -----------        -----------
      Increase (decrease) in net assets from
         operations                               (357,640)      (7,320,653)     (2,163,535)        (2,871,853)
                                                 ---------     ------------     -----------        -----------
From capital transactions:
   Net proceeds from units sold                      1,680           19,877          34,546             24,763
   Cost of units redeemed                         (226,776)      (3,216,234)     (1,354,200)        (1,060,892)
   Net transfers                                   195,474         (651,355)     (2,296,989)             8,829
   Contract maintenance charge                        (244)          (5,847)         (1,618)            (1,488)
                                                 ---------     ------------     -----------        -----------
      Increase (decrease) in net assets from
         capital transactions                      (29,866)      (3,853,559)     (3,618,261)        (1,028,788)
                                                 ---------     ------------     -----------        -----------
Increase (decrease) in net assets                 (387,506)     (11,174,212)     (5,781,796)        (3,900,641)
Net assets at beginning of period                  950,205       19,342,480       9,189,786          7,707,529
                                                 ---------     ------------     -----------        -----------
Net assets at end of period                      $ 562,699     $  8,168,268     $ 3,407,990        $ 3,806,888
                                                 =========     ============     ===========        ===========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                          274              661           1,672              1,592
   Units redeemed                                  (40,118)        (116,830)        (76,240)           (76,834)
   Units transferred                                31,126          (22,821)       (119,793)            (4,696)
                                                 ---------     ------------     -----------        -----------
Increase (decrease) in units outstanding            (8,718)        (138,990)       (194,361)           (79,938)
Beginning units                                    139,965          558,140         436,769            465,852
                                                 ---------     ------------     -----------        -----------
Ending units                                       131,247          419,150         242,408            385,914
                                                 =========     ============     ===========        ===========

                                                 International    MFS Massachusetts
                                               Growth and Income   Investors Trust   MFS Total Return  Mid-Cap Growth
                                                   Portfolio          Portfolio         Portfolio         Portfolio
                                                   (Class 1)          (Class 1)         (Class 1)         (Class 1)
                                               -----------------  -----------------  ----------------  --------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                   $    72,202        $   (35,189)      $    192,149     $   (54,769)
   Net realized gains (losses) from
       securities transactions                        952,313            231,834            692,461        (200,038)
   Change in net unrealized appreciation
      (depreciation) of investments                (4,729,477)        (2,307,411)        (4,138,015)     (1,647,414)
                                                  -----------        -----------       ------------     -----------
      Increase (decrease) in net assets from
         operations                                (3,704,962)        (2,110,766)        (3,253,405)     (1,902,221)
                                                  -----------        -----------       ------------     -----------
From capital transactions:
   Net proceeds from units sold                        23,258              3,971            287,476          32,200
   Cost of units redeemed                          (1,375,699)        (1,703,593)        (3,348,219)       (773,352)
   Net transfers                                   (1,403,088)          (284,081)          (682,209)        (36,905)
   Contract maintenance charge                         (1,802)            (1,948)            (3,948)         (1,311)
                                                  -----------        -----------       ------------     -----------
      Increase (decrease) in net assets from
         capital transactions                      (2,757,331)        (1,985,651)        (3,746,900)       (779,368)
                                                  -----------        -----------       ------------     -----------
Increase (decrease) in net assets                  (6,462,293)        (4,096,417)        (7,000,305)     (2,681,589)
Net assets at beginning of period                   9,970,653          7,771,754         16,180,092       4,877,307
                                                  -----------        -----------       ------------     -----------
Net assets at end of period                       $ 3,508,360        $ 3,675,337       $  9,179,787     $ 2,195,718
                                                  ===========        ===========       ============     ===========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                           1,289                172             10,582           2,836
   Units redeemed                                     (85,143)           (73,798)          (129,406)        (74,166)
   Units transferred                                  (85,672)           (14,253)           (27,723)         (3,710)
                                                  -----------        -----------       ------------     -----------
Increase (decrease) in units outstanding             (169,526)           (87,879)          (146,547)        (75,040)
Beginning units                                       499,348            303,773            560,824         388,873
                                                  -----------        -----------       ------------     -----------
Ending units                                          329,822            215,894            414,277         313,833
                                                  ===========        ===========       ============     ===========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2008
                                   (continued)



                                               Real Estate  Technology  Telecom Utility   Total Return
                                                Portfolio    Portfolio     Portfolio     Bond Portfolio
                                                (Class 1)    (Class 1)     (Class 1)       (Class 1)
                                               -----------  ----------  ---------------  --------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                $    52,796  $  (8,142)    $    15,170      $   44,841
   Net realized gains (losses) from
      securities transactions                      408,534    (50,198)        (29,242)        (10,274)
   Change in net unrealized appreciation
      (depreciation) of investments             (2,241,948)  (333,552)       (741,101)         39,878
                                               -----------  ---------     -----------      ----------
      Increase (decrease) in net assets from
         operations                             (1,780,618)  (391,892)       (755,173)         74,445
                                               -----------  ---------     -----------      ----------
From capital transactions:
   Net proceeds from units sold                      1,340      1,294           1,879               0
   Cost of units redeemed                         (572,031)   (86,037)       (332,500)       (410,283)
   Net transfers                                  (562,471)   (38,286)         19,926        (130,190)
   Contract maintenance charge                      (1,011)      (156)           (599)           (844)
                                               -----------  ---------     -----------      ----------
      Increase (decrease) in net assets from
         capital transactions                   (1,134,173)  (123,185)       (311,294)       (541,317)
                                               -----------  ---------     -----------      ----------
Increase (decrease) in net assets               (2,914,791)  (515,077)     (1,066,467)       (466,872)
Net assets at beginning of period                4,886,772    785,794       2,152,052       2,724,530
                                               -----------  ---------     -----------      ----------
Net assets at end of period                    $ 1,971,981  $ 270,717     $ 1,085,585      $2,257,658
                                               ===========  =========     ===========      ==========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                           57        545             110               0
   Units redeemed                                  (23,826)   (44,981)        (22,716)        (18,652)
   Units transferred                               (25,710)   (32,918)          1,041          (5,748)
                                               -----------  ---------     -----------      ----------
Increase (decrease) in units outstanding           (49,479)   (77,354)        (21,565)        (24,400)
Beginning units                                    183,435    272,152         118,963         122,457
                                               -----------  ---------     -----------      ----------
Ending units                                       133,956    194,798          97,398          98,057
                                               ===========  =========     ===========      ==========

                                                                              American Funds
                                                Aggressive                        Asset       American Funds
                                                 Growth     Alliance Growth  Allocation SAST   Global Growth
                                                Portfolio      Portfolio        Portfolio     SAST Portfolio
                                                (Class 3)      (Class 3)        (Class 3)        (Class 3)
                                               -----------  ---------------  ---------------  --------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                $   (18,133)  $   (155,911)     $   (2,330)      $    (5,282)
   Net realized gains (losses) from
      securities transactions                      (48,415)       (34,722)        (10,343)           18,350
   Change in net unrealized appreciation
      (depreciation) of investments               (933,841)    (5,037,673)       (355,575)       (1,787,358)
                                               -----------   ------------      ----------       -----------
      Increase (decrease) in net assets from
         operations                             (1,000,389)    (5,228,306)       (368,248)       (1,774,290)
                                               -----------   ------------      ----------       -----------
From capital transactions:
   Net proceeds from units sold                     98,348         71,494         426,952         2,079,982
   Cost of units redeemed                          (82,481)      (534,223)        (16,815)          (44,670)
   Net transfers                                   (46,654)      (262,962)        342,325         1,616,817
   Contract maintenance charge                        (285)        (1,347)           (111)             (418)
                                               -----------   ------------      ----------       -----------
      Increase (decrease) in net assets from
         capital transactions                      (31,072)      (727,038)        752,351         3,651,711
                                               -----------   ------------      ----------       -----------
Increase (decrease) in net assets               (1,031,461)    (5,955,344)        384,103         1,877,421
Net assets at beginning of period                1,871,727     12,940,033         671,855         2,144,751
                                               -----------   ------------      ----------       -----------
Net assets at end of period                    $   840,266   $  6,984,689      $1,055,958       $ 4,022,172
                                               ===========   ============      ==========       ===========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                        6,263          2,250          42,517           199,443
   Units redeemed                                   (7,880)       (20,375)         (1,744)           (5,367)
   Units transferred                                (2,087)        (6,763)         37,067           178,056
                                               -----------   ------------      ----------       -----------
Increase (decrease) in units outstanding            (3,704)       (24,888)         77,840           372,132
Beginning units                                    110,612        364,831          60,994           176,891
                                               -----------   ------------      ----------       -----------
Ending units                                       106,908        339,943         138,834           549,023
                                               ===========   ============      ==========       ===========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2008
                                   (continued)

                                               American Funds  American Funds
                                                 Growth SAST   Growth-Income                        Blue Chip Growth
                                                 Portfolio     SAST Portfolio   Balanced Portfolio      Portfolio
                                                 (Class 3)       (Class 3)           (Class 3)          (Class 3)
                                               --------------  --------------  -------------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                 $   (37,147)    $   (25,862)       $   11,517          $  (20,562)
   Net realized gains (losses) from
      securities transactions                        (4,980)        (10,225)          (27,077)             (6,255)
   Change in net unrealized appreciation
      (depreciation) of investments              (2,390,573)     (2,284,704)         (226,997)           (716,678)
                                                -----------     -----------        ----------          ----------
      Increase (decrease) in net assets from
         operations                              (2,432,700)     (2,320,791)         (242,557)           (743,495)
                                                -----------     -----------        ----------          ----------
From capital transactions:
   Net proceeds from units sold                   2,502,717       2,336,531            63,906             211,292
   Cost of units redeemed                           (70,444)        (66,109)         (331,521)            (91,028)
   Net transfers                                  2,481,239       2,325,938            35,392             120,022
   Contract maintenance charge                         (511)           (577)             (218)               (253)
                                                -----------     -----------        ----------          ----------
      Increase (decrease) in net assets from
         capital transactions                     4,913,001       4,595,783          (232,441)            240,033
                                                -----------     -----------        ----------          ----------
Increase (decrease) in net assets                 2,480,301       2,274,992          (474,998)           (503,462)
Net assets at beginning of period                 1,943,365       2,938,575         1,067,741           1,639,385
                                                -----------     -----------        ----------          ----------
Net assets at end of period                     $ 4,423,666     $ 5,213,567        $  592,743          $1,135,923
                                                ===========     ===========        ==========          ==========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                       241,011         245,004             3,093              33,240
   Units redeemed                                    (9,197)         (8,184)          (21,085)            (19,953)
   Units transferred                                289,188         279,747             2,612              23,428
                                                -----------     -----------        ----------          ----------
Increase (decrease) in units outstanding            521,002         516,567           (15,380)             36,715
Beginning units                                     165,497         270,753            63,949             233,074
                                                -----------     -----------        ----------          ----------
Ending units                                        686,499         787,320            48,569             269,789
                                                ===========     ===========        ==========          ==========


                                               Capital Growth  Cash Management   Corporate Bond   Davis Venture
                                                  Portfolio       Portfolio         Portfolio    Value Portfolio
                                                  (Class 3)       (Class 3)         (Class 3)       (Class 3)
                                               --------------  ----------------  --------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                 $   (38,045)     $   221,282      $   525,263     $    (17,116)
   Net realized gains (losses) from
      securities transactions                        (7,373)          (7,345)        (259,081)       3,117,433
   Change in net unrealized appreciation
      (depreciation) of investments              (1,434,767)        (282,363)      (2,067,837)     (14,012,699)
                                                -----------      -----------      -----------     ------------
      Increase (decrease) in net assets from
         operations                              (1,480,185)         (68,426)      (1,801,655)     (10,912,382)
                                                -----------      -----------      -----------     ------------
From capital transactions:
   Net proceeds from units sold                     749,788          712,788        3,872,676        2,125,525
   Cost of units redeemed                           (70,299)      (3,348,021)        (795,985)      (1,378,534)
   Net transfers                                    954,177        5,462,536          744,782          951,074
   Contract maintenance charge                         (209)            (879)          (1,969)          (3,211)
                                                -----------      -----------      -----------     ------------
      Increase (decrease) in net assets from
         capital transactions                     1,633,457        2,826,424        3,819,504        1,694,854
                                                -----------      -----------      -----------     ------------
Increase (decrease) in net assets                   153,272        2,757,998        2,017,849       (9,217,528)
Net assets at beginning of period                 1,981,845        8,999,290       14,478,797       26,666,455
                                                -----------      -----------      -----------     ------------
Net assets at end of period                     $ 2,135,117      $11,757,288      $16,496,646     $ 17,448,927
                                                ===========      ===========      ===========     ============
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                        84,700           52,880          234,453           77,114
   Units redeemed                                   (10,491)        (248,385)         (46,632)         (48,200)
   Units transferred                                139,345          411,147           38,721           50,867
                                                -----------      -----------      -----------     ------------
Increase (decrease) in units outstanding            213,554          215,642          226,542           79,781
Beginning units                                     220,270          664,280          800,282          690,684
                                                -----------      -----------      -----------     ------------
Ending units                                        433,824          879,922        1,026,824          770,465
                                                ===========      ===========      ===========     ============

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2008
                                   (continued)

                                                                                      Equity
                                                "Dogs" of Wall   Emerging Markets  Opportunities  Foreign Value
                                               Street Portfolio     Portfolio        Portfolio      Portfolio
                                                  (Class 3)         (Class 3)        (Class 3)      (Class 3)
                                               ----------------  ----------------  -------------  -------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                   $   18,323       $    (4,192)     $    (5,500)  $    245,595
   Net realized gains (losses) from
      securities transactions                        170,413         2,645,654          243,725      1,434,704
   Change in net unrealized appreciation
      (depreciation) of investments                 (534,009)       (9,116,251)      (1,146,403)   (10,513,891)
                                                  ----------       -----------      -----------   ------------
      Increase (decrease) in net assets from
         operations                                 (345,273)       (6,474,789)        (908,178)    (8,833,592)
                                                  ----------       -----------      -----------   ------------
From capital transactions:
   Net proceeds from units sold                      137,126         1,383,741           67,264      2,363,018
   Cost of units redeemed                            (32,759)         (252,477)        (150,320)      (971,739)
   Net transfers                                     (52,942)        1,685,140          (42,564)     1,361,557
   Contract maintenance charge                          (201)           (1,229)            (256)        (2,426)
                                                  ----------       -----------      -----------   ------------
      Increase (decrease) in net assets from
         capital transactions                         51,224         2,815,175         (125,876)     2,750,410
                                                  ----------       -----------      -----------   ------------
Increase (decrease) in net assets                   (294,049)       (3,659,614)      (1,034,054)    (6,083,182)
Net assets at beginning of period                  1,190,708         9,414,141        2,354,023     19,274,063
                                                  ----------       -----------      -----------   ------------
Net assets at end of period                       $  896,659       $ 5,754,527      $ 1,319,969   $ 13,190,881
                                                  ==========       ===========      ===========   ============

ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                         12,113            66,664            4,632        141,330
   Units redeemed                                     (3,214)          (14,658)          (9,915)       (61,882)
   Units transferred                                  (4,227)          111,964           (2,244)       100,466
                                                  ----------       -----------      -----------   ------------
Increase (decrease) in units outstanding               4,672           163,970           (7,527)       179,914
Beginning units                                       95,823           357,660          118,136        873,777
                                                  ----------       -----------      -----------   ------------
Ending units                                         100,495           521,630          110,609      1,053,691
                                                  ==========       ===========      ===========   ============

                                                                                                   Growth
                                                  Fundamental    Global Bond  Global Equities  Opportunities
                                               Growth Portfolio   Portfolio      Portfolio       Portfolio
                                                   (Class 3)      (Class 3)      (Class 3)       (Class 3)
                                               ----------------  -----------  ---------------  -------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                  $   (57,518)    $   81,294     $     9,294     $   (35,013)
   Net realized gains (losses) from
      securities transactions                        (32,179)        95,206          50,790          16,865
   Change in net unrealized appreciation
      (depreciation) of investments               (2,131,399)       (53,278)     (1,090,582)     (1,098,044)
                                                 -----------     ----------     -----------     -----------
      Increase (decrease) in net assets from
         operations                               (2,221,096)       123,222      (1,030,498)     (1,116,192)
                                                 -----------     ----------     -----------     -----------
From capital transactions:
   Net proceeds from units sold                    1,277,360      1,202,927         284,131       1,098,865
   Cost of units redeemed                           (143,029)      (140,182)       (146,061)        (74,342)
   Net transfers                                   1,663,694        987,842         100,758         441,458
   Contract maintenance charge                          (297)          (399)           (227)           (288)
                                                 -----------     ----------     -----------     -----------
      Increase (decrease) in net assets from
         capital transactions                      2,797,728      2,050,188         238,601       1,465,693
                                                 -----------     ----------     -----------     -----------
Increase (decrease) in net assets                    576,632      2,173,410        (791,897)        349,501
Net assets at beginning of period                  2,713,773      2,710,602       2,163,754       2,253,282
                                                 -----------     ----------     -----------     -----------
Net assets at end of period                      $ 3,290,405     $4,884,012     $ 1,371,857     $ 2,602,783
                                                 ===========     ==========     ===========     ===========

ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                         75,749         65,137          16,554         190,519
   Units redeemed                                    (10,229)        (7,442)         (6,619)        (14,627)
   Units transferred                                 112,457         49,753           4,916          96,863
                                                 -----------     ----------     -----------     -----------
Increase (decrease) in units outstanding             177,977        107,448          14,851         272,755
Beginning units                                      129,053        143,376          84,281         337,741
                                                 -----------     ----------     -----------     -----------
Ending units                                         307,030        250,824          99,132         610,496
                                                 ===========     ==========     ===========     ===========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2008
                                   (continued)

                                                              High-     International  International
                                                Growth-       Yield      Diversified     Growth and
                                                 Income        Bond        Equities        Income
                                               Portfolio    Portfolio     Portfolio      Portfolio
                                               (Class 3)    (Class 3)     (Class 3)      (Class 3)
                                               ----------  -----------  -------------  ------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                $   (6,067) $   249,565   $    241,152   $   180,208
   Net realized gains (losses) from
      securities transactions                      77,077     (106,010)       414,530     1,194,675
   Change in net unrealized appreciation
      (depreciation) of investments              (573,106)  (1,093,144)    (7,584,780)   (8,011,825)
                                               ----------  -----------   ------------   -----------
      Increase (decrease) in net assets from
          operations                             (502,096)    (949,589)    (6,929,098)   (6,636,942)
                                               ----------  -----------   ------------   -----------
From capital transactions:
   Net proceeds from units sold                    57,976      533,790      1,353,332     3,232,398
   Cost of units redeemed                         (24,267)    (123,493)      (654,217)     (383,650)
   Net transfers                                  (53,938)      45,039        883,735     3,761,964
   Contract maintenance charge                       (143)        (386)        (1,859)       (1,100)
                                               ----------  -----------   ------------   -----------
      Increase (decrease) in net assets from
         capital transactions                     (20,372)     454,950      1,580,991     6,609,612
                                               ----------  -----------   ------------   -----------
Increase (decrease) in net assets                (522,468)    (494,639)    (5,348,107)      (27,330)
Net assets at beginning of period               1,095,140    2,620,994     15,550,936     9,892,263
                                               ----------  -----------   ------------   -----------
Net assets at end of period                    $  572,672  $ 2,126,355   $ 10,202,829   $ 9,864,933
                                               ==========  ===========   ============   ===========
ANALYSIS OF INCREASE (DECREASE) IN UNITS
   OUTSTANDING:
   Units sold                                       3,469       30,726         95,688       215,620
   Units redeemed                                    (989)      (7,110)       (55,093)      (26,691)
   Units transferred                               (3,034)       6,938         66,692       286,477
                                               ----------  -----------   ------------   -----------
Increase (decrease) in units outstanding             (554)      30,554        107,287       475,406
Beginning units                                    33,320      131,880        955,430       510,221
                                               ----------  -----------   ------------   -----------
Ending units                                       32,766      162,434      1,062,717       985,627
                                               ==========  ===========   ============   ===========

                                                 Marsico          MFS            MFS
                                                 Focused     Massachusetts      Total       Mid-Cap
                                                 Growth     Investors Trust     Return      Growth
                                                Portfolio      Portfolio      Portfolio    Portfolio
                                                (Class 3)      (Class 3)      (Class 3)    (Class 3)
                                               -----------  ---------------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                $   (24,390)   $   (16,797)   $   158,418  $   (72,949)
   Net realized gains (losses) from
      securities transactions                      385,059         19,742        292,219        8,958
   Change in net unrealized appreciation
      (depreciation) of investments             (1,354,537)    (1,342,535)    (2,894,474)  (2,507,337)
                                               -----------    -----------    -----------  -----------
      Increase (decrease) in net assets from
         operations                               (993,868)    (1,339,590)    (2,443,837)  (2,571,328)
                                               -----------    -----------    -----------  -----------
From capital transactions:
   Net proceeds from units sold                    153,563      1,566,543        753,898      425,352
   Cost of units redeemed                          (68,164)      (243,499)      (600,889)    (262,383)
   Net transfers                                   363,191        726,783        726,388      193,452
   Contract maintenance charge                        (267)          (368)        (1,549)        (662)
                                               -----------    -----------    -----------  -----------
      Increase (decrease) in net assets from
         capital transactions                      448,323      2,049,459        877,848      355,759
                                               -----------    -----------    -----------  -----------
Increase (decrease) in net assets                 (545,545)       709,869     (1,565,989)  (2,215,569)
Net assets at beginning of period                2,046,151      2,816,753      9,485,470    5,538,114
                                               -----------    -----------    -----------  -----------
Net assets at end of period                    $ 1,500,606    $ 3,526,622    $ 7,919,481  $ 3,322,545
                                               ===========    ===========    ===========  ===========
ANALYSIS OF INCREASE (DECREASE) IN UNITS
   OUTSTANDING:
   Units sold                                       13,416         80,708         43,120       38,512
   Units redeemed                                   (6,834)       (12,073)       (26,660)     (28,679)
   Units transferred                                33,488         48,350         31,882       25,066
                                               -----------    -----------    -----------  -----------
Increase (decrease) in units outstanding            40,070        116,985         48,342       34,899
Beginning units                                    152,550        112,084        354,932      451,523
                                               -----------    -----------    -----------  -----------
Ending units                                       192,620        229,069        403,274      486,422
                                               ===========    ===========    ===========  ===========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2008
                                   (continued)

                                                              Small &       Small
                                                   Real       Mid Cap      Company
                                                  Estate       Value        Value     Technology
                                                Portfolio    Portfolio    Portfolio    Portfolio
                                                (Class 3)    (Class 3)    (Class 3)    (Class 3)
                                               -----------  -----------  -----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                $   135,709  $  (169,116) $   (48,499) $  (17,840)
   Net realized gains (losses) from
      securities transactions                      665,926      926,351      (37,102)    (14,987)
   Change in net unrealized appreciation
      (depreciation) of investments             (4,793,529)  (6,538,081)  (1,577,746)   (780,297)
                                               -----------  -----------  -----------  ----------
      Increase (decrease) in net assets from
         operations                             (3,991,894)  (5,780,846)  (1,663,347)   (813,124)
                                               -----------  -----------  -----------  ----------
From capital transactions:
   Net proceeds from units sold                  1,840,463    3,317,402    1,401,174     122,022
   Cost of units redeemed                         (294,345)    (530,520)    (114,732)    (35,139)
   Net transfers                                 1,925,848    2,411,731    1,108,420     342,318
   Contract maintenance charge                      (1,035)      (1,941)        (418)       (273)
                                               -----------  -----------  -----------  ----------
      Increase (decrease) in net assets from
         capital transactions                    3,470,931    5,196,672    2,394,444     428,928
                                               -----------  -----------  -----------  ----------
Increase (decrease) in net assets                 (520,963)    (584,174)     731,097    (384,196)
Net assets at beginning of period                6,732,627   12,246,053    3,061,885   1,270,937
                                               -----------  -----------  -----------  ----------
Net assets at end of period                    $ 6,211,664  $11,661,879  $ 3,792,982  $  886,741
                                               ===========  ===========  ===========  ==========
ANALYSIS OF INCREASE (DECREASE) IN UNITS
   OUTSTANDING:
   Units sold                                       88,999      216,789      158,914      51,526
   Units redeemed                                  (15,059)     (36,952)     (15,226)    (16,897)
   Units transferred                               119,638      183,884      152,159     168,401
                                               -----------  -----------  -----------  ----------
Increase (decrease) in units outstanding           193,578      363,721      295,847     203,030
Beginning units                                    257,567      676,262      329,965     448,012
                                               -----------  -----------  -----------  ----------
Ending units                                       451,145    1,039,983      625,812     651,042
                                               ===========  ===========  ===========  ==========

                                                             Total
                                                Telecom     Return     Capital
                                                Utility      Bond       Growth      Comstock
                                               Portfolio   Portfolio  Portfolio    Portfolio
                                               (Class 3)   (Class 3)  (Class II)   (Class II)
                                               ---------  ----------  ----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                $   5,669  $  121,188  $  (7,696)  $    31,121
   Net realized gains (losses) from
      securities transactions                       (544)      4,005     (4,822)        9,011
   Change in net unrealized appreciation
      (depreciation) of investments             (245,874)    144,108   (339,827)   (2,557,476)
                                               ---------  ----------  ----------  -----------
      Increase (decrease) in net assets from
         operations                             (240,749)    269,301   (352,345)   (2,517,344)
                                               ---------  ----------  ----------  -----------
From capital transactions:
   Net proceeds from units sold                   93,176   3,514,270     55,396     1,809,022
   Cost of units redeemed                         (8,362)    (65,117)   (19,888)     (454,778)
   Net transfers                                 224,149   1,422,832    (12,809)      876,257
   Contract maintenance charge                      (112)       (151)       (42)         (785)
                                               ---------  ----------  ----------  -----------
      Increase (decrease) in net assets from
         capital transactions                    308,851   4,871,834     22,657     2,229,716
                                               ---------  ----------  ----------  -----------
Increase (decrease) in net assets                 68,102   5,141,135   (329,688)     (287,628)
Net assets at beginning of period                412,381     755,443    684,414     5,687,439
                                               ---------  ----------  ----------  -----------
Net assets at end of period                    $ 480,483  $5,896,578  $ 354,726   $ 5,399,811
                                               =========  ==========  ==========  ===========
ANALYSIS OF INCREASE (DECREASE) IN UNITS
   OUTSTANDING:
   Units sold                                      5,714     173,630      5,426       157,846
   Units redeemed                                   (671)     (3,108)    (2,256)      (39,431)
   Units transferred                              15,656      71,774     (1,106)       93,684
                                               ---------  ----------  ----------  -----------
Increase (decrease) in units outstanding          20,699     242,296      2,064       212,099
Beginning units                                   23,105      35,044     60,494       413,084
                                               ---------  ----------  ----------  -----------
Ending units                                      43,804     277,340     62,558       625,183
                                               =========  ==========  ==========  ===========

     The accompanying notes are an integral part of the financia statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2008
                                   (continued)

                                                  Growth     Diversified     Equity
                                                and Income  International    Income      Income
                                                Portfolio      Account       Account     Account
                                                (Class II)    (Class 2)     (Class 2)   (Class 2)
                                               -----------  -------------  -----------  ---------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                $    18,619    $    (866)   $    12,714  $  32,348
   Net realized gains (losses) from
      securities transactions                      229,084      105,911        112,399    (19,801)
   Change in net unrealized appreciation
      (depreciation) of investments             (6,913,252)    (484,545)      (892,805)   (34,349)
                                               -----------    ---------    -----------  ---------
      Increase (decrease) in net assets from
         operations                             (6,665,549)    (379,500)      (767,692)   (21,802)
                                               -----------    ---------    -----------  ---------
From capital transactions:
   Net proceeds from units sold                  3,879,453        4,176          4,206          0
   Cost of units redeemed                         (825,300)     (72,245)      (157,636)  (230,512)
   Net transfers                                 1,601,843      (43,554)      (505,087)   (27,028)
   Contract maintenance charge                      (2,121)        (108)          (440)       (67)
                                               -----------    ---------    -----------  ---------
      Increase (decrease) in net assets from
         capital transactions                    4,653,875     (111,731)      (658,957)  (257,607)
                                               -----------    ---------    -----------  ---------
Increase (decrease) in net assets               (2,011,674)    (491,231)    (1,426,649)  (279,409)
Net assets at beginning of period               16,921,569      889,460      2,681,738    607,656
                                               -----------    ---------    -----------  ---------
Net assets at end of period                    $14,909,895    $ 398,229    $ 1,255,089  $ 328,247
                                               ===========    =========    ===========  =========
ANALYSIS OF INCREASE (DECREASE) IN UNITS
   OUTSTANDING:
   Units sold                                      294,193          541            432          0
   Units redeemed                                  (67,618)      (9,958)       (18,921)   (31,444)
   Units transferred                               135,076       (6,052)       (51,892)    (3,615)
                                               -----------    ---------    -----------  ---------
Increase (decrease) in units outstanding           361,651      (15,469)       (70,381)   (35,059)
Beginning units                                  1,091,833      101,696        252,964     81,716
                                               -----------    ---------    -----------  ---------
Ending units                                     1,453,484       86,227        182,583     46,657
                                               ===========    =========    ===========  =========

                                                LargeCap    LargeCap     MidCap       Money
                                                 Blend       Growth      Stock        Market
                                               Account II   Account     Account      Account
                                               (Class 2)   (Class 2)   (Class 2)    (Class 2)
                                               ----------  ---------   ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                 $   (507)  $ (1,081)  $    (5,169) $    2,264
   Net realized gains (losses) from
      securities transactions                     29,794      7,406       393,636           0
   Change in net unrealized appreciation
      (depreciation) of investments              (85,974)   (46,004)   (1,147,553)          0
                                                --------   --------   -----------  ----------
      Increase (decrease) in net assets from
         operations                              (56,687)   (39,679)     (759,086)      2,264
                                                --------   --------   -----------  ----------
From capital transactions:
   Net proceeds from units sold                        0          0         7,811           0
   Cost of units redeemed                        (10,926)   (26,257)     (163,101)   (664,502)
   Net transfers                                 (27,420)   (29,247)          333   1,186,178
   Contract maintenance charge                       (26)        (6)       (1,221)       (151)
                                                --------   --------   -----------  ----------
      Increase (decrease) in net assets from
         capital transactions                    (38,372)   (55,510)     (156,178)    521,525
                                                --------   --------   -----------  ----------
Increase (decrease) in net assets                (95,059)   (95,189)     (915,264)    523,789
Net assets at beginning of period                173,866    135,137     2,474,987     196,453
                                                --------   --------   -----------  ----------
Net assets at end of period                     $ 78,807   $ 39,948   $ 1,559,723  $  720,242
                                                ========   ========   ===========  ==========
ANALYSIS OF INCREASE (DECREASE) IN UNITS
   OUTSTANDING:
   Units sold                                          0          0           852           0
   Units redeemed                                 (2,304)    (3,415)      (23,723)   (110,261)
   Units transferred                              (4,370)    (3,962)           45     196,620
                                                --------   --------   -----------  ----------
Increase (decrease) in units outstanding          (6,674)    (7,377)      (22,826)     86,359
Beginning units                                   24,305     15,727       259,847      32,902
                                                --------   --------   -----------  ----------
Ending units                                      17,631      8,350       237,021     119,261
                                                ========   ========   ===========  ==========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2008
                                   (continued)

                                                              Real                       SAM
                                                Mortgage     Estate        SAM      Conservative
                                               Securities  Securities    Balanced     Balanced
                                                 Account     Account    Portfolio     Portfolio
                                                (Class 2)   (Class 2)   (Class 2)     (Class 2)
                                               ----------  ----------  -----------  ------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                  $   339    $    203   $   307,005   $   23,733
   Net realized gains (losses) from
      securities transactions                       (225)     (1,335)    1,627,339       63,980
   Change in net unrealized appreciation
      (depreciation) of investments                   22     (10,335)   (5,882,765)    (309,764)
                                                 -------    --------   -----------   ----------
      Increase (decrease) in net assets from
         operations                                  136     (11,467)   (3,948,421)    (222,051)
                                                 -------    --------   -----------   ----------
From capital transactions:
   Net proceeds from units sold                        0           0       645,492        1,544
   Cost of units redeemed                         (2,586)     (4,433)   (1,348,178)    (620,180)
   Net transfers                                    (570)    (17,284)     (651,542)      (7,826)
   Contract maintenance charge                       (14)        (36)       (4,372)        (643)
                                                 -------    --------   -----------   ----------
   Increase (decrease) in net assets from
      capital transactions                        (3,170)    (21,753)   (1,358,600)    (627,105)
                                                 -------    --------   -----------   ----------
Increase (decrease) in net assets                 (3,034)    (33,220)   (5,307,021)    (849,156)
Net assets at beginning of period                  6,937      53,689    15,150,651    1,498,961
                                                 -------    --------   -----------   ----------
Net assets at end of period                      $ 3,903    $ 20,469   $ 9,843,630   $  649,805
                                                 =======    ========   ===========   ==========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                          0           0        65,237          215
   Units redeemed                                   (376)       (274)     (139,135)     (88,938)
   Units transferred                                 (82)     (1,056)      (71,650)      (1,079)
                                                 -------    --------   -----------   ----------
Increase (decrease) in units outstanding            (458)     (1,330)     (145,548)     (89,802)
Beginning units                                    1,013       3,152     1,428,804      197,468
                                                 -------    --------   -----------   ----------
Ending units                                         555       1,822     1,283,256      107,666
                                                 =======    ========   ===========   ==========

                                                    SAM          SAM        SAM
                                               Conservative   Flexible   Strategic  Short-Term
                                                  Growth       Income      Growth     Income
                                                 Portfolio    Portfolio  Portfolio    Account
                                                 (Class 2)    (Class 2)  (Class 2)   (Class 2)
                                               ------------  ----------  ---------  ----------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                 $    50,805  $   91,338  $   6,954    $  (114)
   Net realized gains (losses) from
      securities transactions                       309,041      60,049     81,646     (2,442)
   Change in net unrealized appreciation
      (depreciation) of investments              (1,296,896)   (416,639)  (239,884)      (831)
                                                -----------  ----------  ---------    -------
      Increase (decrease) in net assets from
         operations                                (937,050)   (265,252)  (151,284)    (3,387)
                                                -----------  ----------  ---------    -------
From capital transactions:
   Net proceeds from units sold                     117,615       1,589      4,852          0
   Cost of units redeemed                          (607,855)   (755,770)  (122,582)    (2,689)
   Net transfers                                   (200,145)     58,993    (42,674)    18,639
   Contract maintenance charge                         (646)       (905)       (70)       (38)
                                                -----------  ----------  ---------    -------
   Increase (decrease) in net assets from
      capital transactions                         (691,031)   (696,093)  (160,474)    15,912
                                                -----------  ----------  ---------    -------
Increase (decrease) in net assets                (1,628,081)   (961,345)  (311,758)    12,525
Net assets at beginning of period                 3,201,477   2,242,137    535,497     28,500
                                                -----------  ----------  ---------    -------
Net assets at end of period                     $ 1,573,396  $1,280,792  $ 223,739    $41,025
                                                ===========  ==========  =========    =======
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                        10,814         191        427          0
   Units redeemed                                   (60,941)    (93,047)   (10,327)      (401)
   Units transferred                                (20,673)      3,004     (3,756)     2,424
                                                -----------  ----------  ---------    -------
Increase (decrease) in units outstanding            (70,800)    (89,852)   (13,656)     2,023
Beginning units                                     282,321     265,234     42,686      4,211
                                                -----------  ----------  ---------    -------
Ending units                                        211,521     175,382     29,030      6,234
                                                ===========  ==========  =========    =======

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2008
                                   (continued)

                                                                                  Columbia
                                                                      Columbia    Marsico
                                                                        High      Focused
                                                SmallCap     West       Yield     Equities
                                                 Growth      Coast      Fund,      Fund,
                                                Account     Equity    Variable    Variable
                                                  II        Account    Series      Series
                                               (Class 2)   (Class 2)  (Class A)  (Class A)
                                               ---------  ----------  ---------  ---------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                $    (872) $   (5,209) $ 18,637   $  (9,287)
   Net realized gains (losses) from
      securities transactions                     (7,466)     73,679    (3,824)     96,113
   Change in net unrealized appreciation
      (depreciation) of investments              (23,597)   (337,033)  (75,333)   (413,170)
                                               ---------  ----------  --------   ---------
      Increase (decrease) in net assets from
         operations                              (31,935)   (268,563)  (60,520)   (326,344)
                                               ---------  ----------  --------   ---------
From capital transactions:
   Net proceeds from units sold                        0           0     4,267      39,639
   Cost of units redeemed                        (96,371)   (129,132)  (24,715)    (14,757)
   Net transfers                                     462    (145,869)   23,473      53,721
   Contract maintenance charge                       (13)        (95)      (64)       (151)
                                               ---------  ----------  --------   ---------
      Increase (decrease) in net assets from
         capital transactions                    (95,922)   (275,096)    2,961      78,452
                                               ---------  ----------  --------   ---------
Increase (decrease) in net assets               (127,857)   (543,659)  (57,559)   (247,892)
Net assets at beginning of period                148,801   1,000,412   229,122     723,363
                                               ---------  ----------  --------   ---------
Net assets at end of period                    $  20,944  $  456,753  $171,563   $ 475,471
                                               =========  ==========  ========   =========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                          0           0       271       3,379
   Units redeemed                                (16,361)    (11,190)   (1,618)     (1,301)
   Units transferred                                  90     (11,892)    1,499       5,419
                                               ---------  ----------  --------   ---------
Increase (decrease) in units outstanding         (16,271)    (23,082)      152       7,497
Beginning units                                   21,484      76,526    14,454      54,249
                                               ---------  ----------  --------   ---------
Ending units                                       5,213      53,444    14,606      61,746
                                               =========  ==========  ========   =========





                                                  Asset       Global
                                               Allocation     Growth       Growth    Growth-Income
                                                  Fund         Fund         Fund          Fund
                                                (Class 2)   (Class 2)    (Class 2)     (Class 2)
                                               ----------  -----------  -----------  -------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                $   37,512  $    40,301  $   (88,368)  $    42,567
   Net realized gains (losses) from
      securities transactions                      58,529      984,771    1,245,389       596,450
   Change in net unrealized appreciation
      (depreciation) of investments              (738,054)  (7,438,214)  (8,509,883)   (8,079,892)
                                               ----------  -----------  -----------   -----------
      Increase (decrease) in net assets from
         operations                              (642,013)  (6,413,142)  (7,352,862)   (7,440,875)
                                               ----------  -----------  -----------   -----------
From capital transactions:
   Net proceeds from units sold                   512,967      762,012      482,383     1,102,972
   Cost of units redeemed                         (98,990)  (1,030,101)    (850,960)   (1,605,452)
   Net transfers                                  277,486       (1,620)   1,021,420       589,590
   Contract maintenance charge                       (255)      (1,781)      (1,836)       (2,009)
                                               ----------  -----------  -----------   -----------
      Increase (decrease) in net assets from
         capital transactions                     691,208     (271,490)     651,007        85,101
                                               ----------  -----------  -----------   -----------
Increase (decrease) in net assets                  49,195   (6,684,632)  (6,701,855)   (7,355,774)
Net assets at beginning of period               1,605,242   16,060,278   15,810,039    18,755,270
                                               ----------  -----------  -----------   -----------
Net assets at end of period                    $1,654,437  $ 9,375,646  $ 9,108,184   $11,399,496
                                               ==========  ===========  ===========   ===========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                      31,595       33,805       24,046        62,333
   Units redeemed                                  (6,230)     (54,804)     (52,938)     (106,725)
   Units transferred                               18,195       (5,467)      58,360        33,940
                                               ----------  -----------  -----------   -----------
Increase (decrease) in units outstanding           43,560      (26,466)      29,468       (10,452)
Beginning units                                    91,779      651,852      706,773       990,371
                                               ----------  -----------  -----------   -----------
Ending units                                      135,339      625,386      736,241       979,919
                                               ==========  ===========  ===========   ===========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2008
                                   (continued)


                                                  Growth        Mid        MTB       MTB
                                                   and          Cap       Large     Large
                                                  Income       Value       Cap       Cap
                                                Portfolio    Portfolio   Growth     Value
                                                (Class VC)  (Class VC)   Fund II   Fund II
                                               -----------  ----------  --------  --------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                $    24,465  $     753   $   (465) $   (251)
   Net realized gains (losses) from
      securities transactions                     (162,450)   (35,915)    (1,146)   (2,607)
   Change in net unrealized appreciation
      (depreciation) of investments             (4,001,555)   (56,090)   (28,017)  (86,224)
                                               -----------  ---------   --------  --------
      Increase (decrease) in net assets from
         operations                             (4,139,540)   (91,252)   (29,628)  (89,082)
                                               -----------  ---------   --------  --------
From capital transactions:
   Net proceeds from units sold                  2,241,574     31,105      3,194    26,000
   Cost of units redeemed                         (293,844)   (52,927)    (3,021)   (2,573)
   Net transfers                                 1,544,376      3,434     64,178    51,274
   Contract maintenance charge                      (1,045)       (74)       (11)      (44)
                                               -----------  ---------   --------  --------
   Increase (decrease) in net assets from
      capital transactions                       3,491,061    (18,462)    64,340    74,657
                                               -----------  ---------   --------  --------
Increase (decrease) in net assets                 (648,479)  (109,714)    34,712   (14,425)
Net assets at beginning of period                8,560,516    246,502     35,152   172,372
                                               -----------  ---------   --------  --------
Net assets at end of period                    $ 7,912,037  $ 136,788   $ 69,864  $157,947
                                               ===========  =========   ========  ========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                      188,714      2,515        341     2,891
   Units redeemed                                  (28,451)    (4,128)      (367)     (369)
   Units transferred                               140,549        388      7,746     6,988
                                               -----------  ---------   --------  --------
Increase (decrease) in units outstanding           300,812     (1,225)     7,720     9,510
Beginning units                                    611,579     15,888      3,341    17,764
                                               -----------  ---------   --------  --------
Ending units                                       912,391     14,663     11,061    27,274
                                               ===========  =========   ========  ========

                                                   MTB          MTB           MTB
                                                 Managed      Managed       Managed      Franklin
                                               Allocation    Allocation   Allocation      Income
                                                 Fund -        Fund -       Fund -      Securities
                                               Aggressive   Conservative   Moderate        Fund
                                               Growth II   Growth II (1)   Growth II  (Class 2) (2)
                                               ----------  -------------  ----------  -------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                 $ (1,266)   $       138    $    295   $    8,980
   Net realized gains (losses) from
      securities transactions                     16,400            420       5,348       (5,499)
   Change in net unrealized appreciation
      (depreciation) of investments              (89,354)        (3,706)    (55,028)    (201,918)
                                                --------    -----------    --------   ----------
      Increase (decrease) in net assets from
         operations                              (74,220)        (3,148)    (49,385)    (198,437)
                                                --------    -----------    --------   ----------
From capital transactions:
   Net proceeds from units sold                        0         16,077      12,093      399,197
   Cost of units redeemed                         (1,129)           (61)       (950)      (7,515)
   Net transfers                                  31,673          5,787      65,213      637,798
   Contract maintenance charge                        (3)             0         (44)         (11)
                                                --------    -----------    --------   ----------
   Increase (decrease) in net assets from
      capital transactions                        30,541         21,803      76,312    1,029,469
                                                --------    -----------    --------   ----------
Increase (decrease) in net assets                (43,679)        18,655      26,927      831,032
Net assets at beginning of period                157,997              0     100,206            0
                                                --------    -----------    --------   ----------
Net assets at end of period                     $114,318    $    18,655    $127,133   $  831,032
                                                ========    ===========    ========   ==========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                          0          1,567       1,195       42,199
   Units redeemed                                   (145)            (7)       (112)      (1,027)
   Units transferred                               3,740            717       6,796       76,904
                                                --------    -----------    --------   ----------
Increase (decrease) in units outstanding           3,595          2,277       7,879      118,076
Beginning units                                   15,150              0       9,653            0
                                                --------    -----------    --------   ----------
Ending units                                      18,745          2,277      17,532      118,076
                                                ========    ===========    ========   ==========

(1)  For the period from May 12, 2008 (inception) to December 31, 2008.

(2)  For the period from February 4, 2008 (inception) to December 31, 2008.

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2008
                                   (continued)

                                               Franklin Templeton
                                               VIP Founding Funds
                                                 Allocation Fund
                                                  (Class 2) (2)
                                               ------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                    $   31,817
   Net realized gains (losses) from
      securities transactions                          32,499
   Change in net unrealized appreciation
     (depreciation) of investments                   (569,252)
                                                   ----------
     Increase (decrease) in net assets from
        operations                                   (504,936)
                                                   ----------
From capital transactions:
   Net proceeds from units sold                     1,153,069
   Cost of units redeemed                              (6,419)
   Net transfers                                      900,412
   Contract maintenance charge                              0
                                                   ----------
      Increase (decrease) in net assets from
         capital transactions                       2,047,062
                                                   ----------
Increase (decrease) in net assets                   1,542,126
Net assets at beginning of period                           0
                                                   ----------
Net assets at end of period                        $1,542,126
                                                   ==========
ANALYSIS OF INCREASE (DECREASE) IN UNITS
   OUTSTANDING:
   Units sold                                         126,295
   Units redeemed                                        (862)
   Units transferred                                  107,625
                                                   ----------
Increase (decrease) in units outstanding              233,058
Beginning units                                             0
                                                   ----------
Ending units                                          233,058
                                                   ==========

(2)  For the period from February 4, 2008 (inception) to December 31, 2008.

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2007

                                                                           Government
                                                                              and
                                                   Asset       Capital      Quality
                                                Allocation  Appreciation      Bond        Growth
                                                Portfolio     Portfolio    Portfolio    Portfolio
                                                (Class 1)     (Class 1)    (Class 1)    (Class 1)
                                               -----------  ------------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                $   112,536  $  (277,445)  $   335,586  $  (104,872)
   Net realized gains (losses) from
      securities transactions                      710,375    4,134,193       (64,394)   1,534,178
   Change in net unrealized appreciation
      (depreciation) of investments               (188,165)   1,500,693       401,630     (359,495)
                                               -----------  -----------   -----------  -----------
      Increase (decrease) in net assets from
         operations                                634,746    5,357,441       672,822    1,069,811
                                               -----------  -----------   -----------  -----------
From capital transactions:
   Net proceeds from units sold                     21,190       17,040         6,629       11,279
   Cost of units redeemed                       (2,302,004)  (5,080,000)   (2,862,331)  (2,209,349)
   Net transfers                                   112,418     (253,125)      (30,473)    (162,142)
   Contract maintenance charge                      (2,350)      (5,613)       (3,396)      (3,231)
                                               -----------  -----------   -----------  -----------
      Increase (decrease) in net assets from
         capital transactions                   (2,170,746)  (5,321,698)   (2,889,571)  (2,363,443)
                                               -----------  -----------   -----------  -----------
Increase (decrease) in net assets               (1,536,000)      35,743    (2,216,749)  (1,293,632)
Net assets at beginning of period                9,977,259   23,597,538    16,379,702   12,810,872
                                               -----------  -----------   -----------  -----------
Net assets at end of period                    $ 8,441,259  $23,633,281   $14,162,953  $11,517,240
                                               ===========  ===========   ===========  ===========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                          805          410           375          294
   Units redeemed                                  (87,094)    (105,364)     (162,325)     (59,681)
   Units transferred                                 4,348       (5,415)       (1,351)      (4,710)
                                               -----------  -----------   -----------  -----------
Increase (decrease) in units outstanding           (81,941)    (110,369)     (163,301)     (64,097)
Beginning units                                    394,248      541,588       938,287      373,400
                                               -----------  -----------   -----------  -----------
Ending units                                       312,307      431,219       774,986      309,303
                                               ===========  ===========   ===========  ===========

                                                                                        Government
                                                                                           and
                                                  Natural       Asset       Capital      Quality
                                                 Resources   Allocation  Appreciation      Bond
                                                 Portfolio    Portfolio    Portfolio    Portfolio
                                                 (Class 1)    (Class 3)    (Class 3)    (Class 3)
                                                -----------  ----------  ------------  -----------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                 $   (38,049) $   31,120  $  (238,337)  $   451,590
   Net realized gains (losses) from
      securities transactions                     2,030,001     141,548    2,537,756       (10,577)
   Change in net unrealized appreciation
      (depreciation) of investments                 903,392      (2,828)   1,657,787       492,433
                                                -----------  ----------  -----------   -----------
      Increase (decrease) in net assets from
         operations                               2,895,344     169,840    3,957,206       933,446
                                                -----------  ----------  -----------   -----------
From capital transactions:
   Net proceeds from units sold                       9,521     167,863    2,365,338     5,079,861
   Cost of units redeemed                        (1,468,779)   (163,563)  (1,119,410)   (1,452,283)
   Net transfers                                   (717,270)    268,455      840,967     2,720,848
   Contract maintenance charge                       (1,713)       (365)      (1,557)       (1,836)
                                                -----------  ----------  -----------   -----------
      Increase (decrease) in net assets from
         capital transactions                    (2,178,241)    272,390    2,085,338     6,346,590
                                                -----------  ----------  -----------   -----------
Increase (decrease) in net assets                   717,103     442,230    6,042,544     7,280,036
Net assets at beginning of period                 8,665,254   2,422,849   14,012,679    16,715,764
                                                -----------  ----------  -----------   -----------
Net assets at end of period                     $ 9,382,357  $2,865,079  $20,055,223   $23,995,800
                                                ===========  ==========  ===========   ===========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                           176       6,497       75,819       297,506
   Units redeemed                                   (25,450)     (6,227)     (25,780)      (83,477)
   Units transferred                                (13,292)     10,435       30,412       157,728
                                                -----------  ----------  -----------   -----------
Increase (decrease) in units outstanding            (38,566)     10,705       80,451       371,757
Beginning units                                     178,574      97,095      334,692       971,781
                                                -----------  ----------  -----------   -----------
Ending units                                        140,008     107,800      415,143     1,343,538
                                                ===========  ==========  ===========   ===========

 The accompanying notes are an integral part of the financial statements.

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2007
                                   (continued)


                                                              Natural    Aggressive    Alliance
                                                  Growth     Resources    Growth        Growth
                                                Portfolio    Portfolio   Portfolio    Portfolio
                                                (Class 3)    (Class 3)   (Class 1)    (Class 1)
                                               -----------  ----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                $  (100,678) $  (35,981) $   (68,926) $  (366,546)
   Net realized gains (losses) from
      securities transactions                    1,163,928     652,950      103,668     (888,787)
   Change in net unrealized appreciation
      (depreciation) of investments               (351,189)  1,436,225       (5,966)   4,270,789
                                               -----------  ----------  -----------  -----------
      Increase (decrease) in net assets from
         operations                                712,061   2,053,194       28,776    3,015,456
                                               -----------  ----------  -----------  -----------
From capital transactions:
   Net proceeds from units sold                  1,427,533   1,995,300        8,045      116,262
   Cost of units redeemed                         (635,003)   (403,795)  (1,470,104)  (6,084,716)
   Net transfers                                   158,511     426,432     (890,302)  (2,128,867)
   Contract maintenance charge                      (1,014)       (603)      (2,385)      (9,192)
                                               -----------  ----------  -----------  -----------
      Increase (decrease) in net assets from
         capital transactions                      950,027   2,017,334   (2,354,746)  (8,106,513)
                                               -----------  ----------  -----------  -----------
Increase (decrease) in net assets                1,662,088   4,070,528   (2,325,970)  (5,091,057)
Net assets at beginning of period                8,713,522   4,473,238    7,704,037   27,754,618
                                               -----------  ----------  -----------  -----------
Net assets at end of period                    $10,375,610  $8,543,766  $ 5,378,067  $22,663,561
                                               ===========  ==========  ===========  ===========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                       39,805      40,782          443        3,454
   Units redeemed                                  (17,544)     (6,920)     (78,539)    (173,994)
   Units transferred                                 4,371       8,061      (47,833)     (60,995)
                                               -----------  ----------  -----------  -----------
Increase (decrease) in units outstanding            26,632      41,923     (125,929)    (231,535)
Beginning units                                    256,933      94,544      437,597      837,107
                                               -----------  ----------  -----------  -----------
Ending units                                       283,565     136,467      311,668      605,572
                                               ===========  ==========  ===========  ===========

                                                               Blue
                                                               Chip       Capital       Cash
                                                 Balanced     Growth      Growth     Management
                                                Portfolio    Portfolio   Portfolio   Portfolio
                                                (Class 1)    (Class 1)   (Class 1)   (Class 1)
                                               -----------  ----------  ----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                $    93,308  $  (21,616) $   (4,053) $   239,814
   Net realized gains (losses) from
      securities transactions                       29,215      74,009     111,328      256,433
   Change in net unrealized appreciation
      (depreciation) of investments                190,953     149,984      18,412     (165,043)
                                               -----------  ----------  ----------  -----------
      Increase (decrease) in net assets from
         operations                                313,476     202,377     125,687      331,204
                                               -----------  ----------  ----------  -----------
From capital transactions:
   Net proceeds from units sold                     14,437       8,305       3,892        7,371
   Cost of units redeemed                       (1,702,010)   (234,197)   (119,305)  (6,360,844)
   Net transfers                                  (286,186)    293,816     (49,089)   7,787,991
   Contract maintenance charge                      (2,799)       (424)       (209)      (2,297)
                                               -----------  ----------  ----------  -----------
      Increase (decrease) in net assets from
         capital transactions                   (1,976,558)     67,500    (164,711)   1,432,221
                                               -----------  ----------  ----------  -----------
Increase (decrease) in net assets               (1,663,082)    269,877     (39,024)   1,763,425
Net assets at beginning of period                8,315,962   1,752,678   1,064,938    9,796,654
                                               -----------  ----------  ----------  -----------
Net assets at end of period                    $ 6,652,880  $2,022,555  $1,025,914  $11,560,079
                                               ===========  ==========  ==========  ===========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                          872       1,210         444          519
   Units redeemed                                 (100,529)    (33,930)    (13,767)    (467,044)
   Units transferred                               (16,664)     40,210      (4,733)     573,586
                                               -----------  ----------  ----------  -----------
Increase (decrease) in units outstanding          (116,321)      7,490     (18,056)     107,061
Beginning units                                    507,142     275,644     130,205      731,417
                                               -----------  ----------  ----------  -----------
Ending units                                       390,821     283,134     112,149      838,478
                                               ===========  ==========  ==========  ===========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2007
                                   (continued)

                                                                Davis       "Dogs"
                                                Corporate      Venture      of Wall     Emerging
                                                   Bond         Value       Street      Markets
                                                Portfolio     Portfolio    Portfolio   Portfolio
                                                (Class 1)     (Class 1)    (Class 1)   (Class 1)
                                               -----------  ------------  ----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                $   164,749  $   (311,754) $   20,337  $    27,077
   Net realized gains (losses) from
      securities transactions                       85,418     6,043,685     318,228    3,015,458
   Change in net unrealized appreciation
      (depreciation) of investments                 30,065    (3,689,673)   (394,797)     (63,091)
                                               -----------  ------------  ----------  -----------
      Increase (decrease) in net assets from
         operations                                280,232     2,042,258     (56,232)   2,979,444
                                               -----------  ------------  ----------  -----------
From capital transactions:
   Net proceeds from units sold                     11,422        73,269       5,858       15,201
   Cost of units redeemed                       (1,548,310)   (9,447,289)   (594,084)  (2,862,667)
   Net transfers                                   169,745      (735,193)     21,135     (710,313)
   Contract maintenance charge                      (1,433)      (12,326)       (681)      (1,630)
                                               -----------  ------------  ----------  -----------
      Increase (decrease) in net assets from
         capital transactions                   (1,368,576)  (10,121,539)   (567,772)  (3,559,409)
                                               -----------  ------------  ----------  -----------
Increase (decrease) in net assets               (1,088,344)   (8,079,281)   (624,004)    (579,965)
Net assets at beginning of period                8,106,771    48,642,189   2,666,848    9,766,665
                                               -----------  ------------  ----------  -----------
Net assets at end of period                    $ 7,018,427  $ 40,562,908  $2,042,844  $ 9,186,700
                                               ===========  ============  ==========  ===========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                          628         1,796         445          609
   Units redeemed                                  (85,208)     (232,092)    (44,920)    (131,958)
   Units transferred                                 9,329       (17,262)      2,245      (33,447)
                                               -----------  ------------  ----------  -----------
Increase (decrease) in units outstanding           (75,251)     (247,558)    (42,230)    (164,796)
Beginning units                                    451,616     1,246,273     204,092      507,829
                                               -----------  ------------  ----------  -----------
Ending units                                       376,365       998,715     161,862      343,033
                                               ===========  ============  ==========  ===========


                                                   Equity     Fundamental    Global       Global
                                               Opportunities     Growth       Bond       Equities
                                                 Portfolio     Portfolio    Portfolio   Portfolio
                                                 (Class 1)     (Class 1)    (Class 1)   (Class 1)
                                               -------------  -----------  ----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                 $     8,547   $   (95,944) $  (29,932) $   (22,994)
   Net realized gains (losses) from
      securities transactions                     1,133,373      (359,965)      4,806      326,112
   Change in net unrealized appreciation
      (depreciation) of investments              (1,205,924)    1,246,829     316,264      313,280
                                                -----------   -----------  ----------  -----------
      Increase (decrease) in net assets from
         operations                                 (64,004)      790,920     291,138      616,398
                                                -----------   -----------  ----------  -----------
From capital transactions:
   Net proceeds from units sold                      11,355        13,127       9,704        9,113
   Cost of units redeemed                        (1,346,541)   (1,622,203)   (784,726)  (1,334,388)
   Net transfers                                   (566,085)     (198,710)    463,237      130,521
   Contract maintenance charge                       (1,445)       (2,848)       (615)      (1,747)
                                                -----------   -----------  ----------  -----------
      Increase (decrease) in net assets from
         capital transactions                    (1,902,716)   (1,810,634)   (312,400)  (1,196,501)
                                                -----------   -----------  ----------  -----------
Increase (decrease) in net assets                (1,966,720)   (1,019,714)    (21,262)    (580,103)
Net assets at beginning of period                 7,930,109     7,044,969   3,250,643    6,286,525
                                                -----------   -----------  ----------  -----------
Net assets at end of period                     $ 5,963,389   $ 6,025,255  $3,229,381  $ 5,706,422
                                                ===========   ===========  ==========  ===========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                           515           662         530          369
   Units redeemed                                   (63,700)      (82,028)    (42,918)     (51,720)
   Units transferred                                (27,036)       (9,785)     25,348        5,301
                                                -----------   -----------  ----------  -----------
Increase (decrease) in units outstanding            (90,221)      (91,151)    (17,040)     (46,050)
Beginning units                                     380,114       370,504     180,544      261,380
                                                -----------   -----------  ----------  -----------
Ending units                                        289,893       279,353     163,504      215,330
                                                ===========   ===========  ==========  ===========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2007
                                  (continued)

                                                                                          International
                                                   Growth                     High-Yield   Diversified
                                               Opportunities  Growth-Income      Bond        Equities
                                                 Portfolio      Portfolio     Portfolio     Portfolio
                                                 (Class 1)      (Class 1)     (Class 1)     (Class 1)
                                               -------------  -------------  -----------  -------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                  $ (12,018)    $  (137,970)  $   567,477   $    37,180
   Net realized gains (losses) from
      securities transactions                       60,610       1,137,101       357,581       616,654
   Change in net unrealized appreciation
      (depreciation) of investments                 84,742         966,449      (923,484)      372,518
                                                 ---------     -----------   -----------   -----------
      Increase (decrease) in net assets from
         operations                                133,334       1,965,580         1,574     1,026,352
                                                 ---------     -----------   -----------   -----------
From capital transactions:
   Net proceeds from units sold                      4,235          44,852        10,001        20,291
   Cost of units redeemed                         (135,627)     (5,818,435)   (2,941,864)   (1,424,862)
   Net transfers                                   143,234        (368,731)       37,306       149,752
   Contract maintenance charge                        (146)         (7,339)       (1,921)       (1,589)
                                                 ---------     -----------   -----------   -----------
      Increase (decrease) in net assets from
         capital transactions                       11,696      (6,149,653)   (2,896,478)   (1,256,408)
                                                 ---------     -----------   -----------   -----------
Increase (decrease) in net assets                  145,030      (4,184,073)   (2,894,904)     (230,056)
Net assets at beginning of period                  805,175      23,526,553    12,084,690     7,937,585
                                                 ---------     -----------   -----------   -----------
Net assets at end of period                      $ 950,205     $19,342,480   $ 9,189,786   $ 7,707,529
                                                 =========     ===========   ===========   ===========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                          627           1,318           472         1,311
   Units redeemed                                  (21,060)       (174,367)     (138,631)      (90,476)
   Units transferred                                18,396         (11,806)        1,426         9,957
                                                 ---------     -----------   -----------   -----------
Increase (decrease) in units outstanding            (2,037)       (184,855)     (136,733)      (79,208)
Beginning units                                    142,002         742,995       573,502       545,060
                                                 ---------     -----------   -----------   -----------
Ending units                                       139,965         558,140       436,769       465,852
                                                 =========     ===========   ===========   ===========
                                               International       MFS
                                                  Growth      Massachusetts      MFS
                                                    and         Investors       Total       Mid-Cap
                                                  Income          Trust         Return      Growth
                                                 Portfolio      Portfolio     Portfolio    Portfolio
                                                 (Class 1)      (Class 1)     (Class 1)    (Class 1)
                                               -------------  -------------  -----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                 $       866    $   (34,821)  $   168,179  $  (63,840)
   Net realized gains (losses) from
      securities transactions                     2,550,381        441,355     1,394,238     (42,200)
   Change in net unrealized appreciation
      (depreciation) of investments              (1,865,904)       342,036    (1,041,880)    822,759
                                                -----------    -----------   -----------  ----------
      Increase (decrease) in net assets from
         operations                                 685,343        748,570       520,537     716,719
                                                -----------    -----------   -----------  ----------
From capital transactions:
   Net proceeds from units sold                      27,544          6,527        39,340      24,575
   Cost of units redeemed                        (2,530,382)    (2,029,953)   (3,020,810)   (916,186)
   Net transfers                                     92,703         (6,316)     (307,530)     54,492
   Contract maintenance charge                       (2,304)        (2,100)       (4,312)     (1,524)
                                                -----------    -----------   -----------  ----------
      Increase (decrease) in net assets from
         capital transactions                    (2,412,439)    (2,031,842)   (3,293,312)   (838,643)
                                                -----------    -----------   -----------  ----------
Increase (decrease) in net assets                (1,727,096)    (1,283,272)   (2,772,775)   (121,924)
Net assets at beginning of period                11,697,749      9,055,026    18,952,867   4,999,231
                                                -----------    -----------   -----------  ----------
Net assets at end of period                     $ 9,970,653    $ 7,771,754   $16,180,092  $4,877,307
                                                ===========    ===========   ===========  ==========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                         1,330            275         1,372       2,127
   Units redeemed                                  (125,818)       (82,348)     (104,254)    (77,625)
   Units transferred                                  5,476            395       (10,757)      5,268
                                                -----------    -----------   -----------  ----------
Increase (decrease) in units outstanding           (119,012)       (81,678)     (113,639)    (70,230)
Beginning units                                     618,360        385,451       674,463     459,103
                                                -----------    -----------   -----------  ----------
Ending units                                        499,348        303,773       560,824     388,873
                                                ===========    ===========   ===========  ==========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2007
                                  (continued)

                                                                                       Total
                                                   Real                   Telecom     Return
                                                  Estate    Technology    Utility      Bond
                                                Portfolio    Portfolio   Portfolio   Portfolio
                                                (Class 1)    (Class 1)   (Class 1)   (Class 1)
                                               -----------  ----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                $   (16,356)  $(10,719)  $   29,709  $  138,307
   Net realized gains (losses) from
      securities transactions                    1,478,048     40,792       70,037      16,365
   Change in net unrealized appreciation
      (depreciation) of investments             (2,427,807)    94,136      293,363     (43,423)
                                               -----------   --------   ----------  ----------
      Increase (decrease) in net assets from
         operations                               (966,115)   124,209      393,109     111,249
                                               -----------   --------   ----------  ----------
From capital transactions:
   Net proceeds from units sold                     14,812      2,997        1,917       4,078
   Cost of units redeemed                         (868,463)   (56,227)    (507,950)   (565,128)
   Net transfers                                  (334,231)    39,876       39,412      20,925
   Contract maintenance charge                      (1,302)      (173)        (654)       (830)
                                               -----------   --------   ----------  ----------
      Increase (decrease) in net assets from
         capital transactions                   (1,189,184)   (13,527)    (467,275)   (540,955)
                                               -----------   --------   ----------  ----------
Increase (decrease) in net assets               (2,155,299)   110,682      (74,166)   (429,706)
Net assets at beginning of period                7,042,071    675,112    2,226,218   3,154,236
                                               -----------   --------   ----------  ----------
Net assets at end of period                    $ 4,886,772   $785,794   $2,152,052  $2,724,530
                                               ===========   ========   ==========  ==========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                          437      1,138          131         186
   Units redeemed                                  (28,046)   (20,764)     (30,110)    (25,960)
   Units transferred                               (11,961)    10,960        2,391         854
                                               -----------   --------   ----------  ----------
Increase (decrease) in units outstanding           (39,570)    (8,666)     (27,588)    (24,920)
Beginning units                                    223,005    280,818      146,551     147,377
                                               -----------   --------   ----------  ----------
Ending units                                       183,435    272,152      118,963     122,457
                                               ===========   ========   ==========  ==========
                                                                         American    American
                                                                           Funds       Funds
                                                                           Asset      Global
                                               Aggressive    Alliance   Allocation    Growth
                                                 Growth       Growth       SAST        SAST
                                                Portfolio   Portfolio    Portfolio   Portfolio
                                                (Class 3)   (Class 3)    (Class 3)   (Class 3)
                                               ----------  ------------ ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                $  (19,222) $  (186,893)  $ (4,149)  $  (14,313)
   Net realized gains (losses) from
      securities transactions                      47,554      214,210        637        5,543
   Change in net unrealized appreciation
      (depreciation) of investments              (124,510)   1,406,115    (11,871)      80,367
                                               ----------  -----------   --------   ----------
      Increase (decrease) in net assets from
         operations                               (96,178)   1,433,432    (15,383)      71,597
                                               ----------  -----------   --------   ----------
From capital transactions:
   Net proceeds from units sold                   776,311    1,608,296    656,803    1,691,369
   Cost of units redeemed                         (95,779)    (657,685)    (1,278)     (63,447)
   Net transfers                                  (59,207)     915,867     25,408      420,801
   Contract maintenance charge                       (142)      (1,010)        (1)          (5)
                                               ----------  -----------   --------   ----------
      Increase (decrease) in net assets from
         capital transactions                     621,183    1,865,468    680,932    2,048,718
                                               ----------  -----------   --------   ----------
Increase (decrease) in net assets                 525,005    3,298,900    665,549    2,120,315
Net assets at beginning of period               1,346,722    9,641,133      6,306       24,436
                                               ----------  -----------   --------   ----------
Net assets at end of period                    $1,871,727  $12,940,033   $671,855   $2,144,751
                                               ==========  ===========   ========   ==========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                      41,454       52,890     58,199      144,677
   Units redeemed                                  (5,287)     (19,172)      (115)      (5,316)
   Units transferred                               (3,478)      30,408      2,311       35,261
                                               ----------  -----------   --------   ----------
Increase (decrease) in units outstanding           32,689       64,126     60,395      174,622
Beginning units                                    77,923      300,705        599        2,269
                                               ----------  -----------   --------   ----------
Ending units                                      110,612      364,831     60,994      176,891
                                               ==========  ===========   ========   ==========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2007
                                  (continued)

                                                American      American
                                                  Funds        Funds                     Blue
                                                 Growth    Growth-Income                 Chip
                                                  SAST          SAST       Balanced     Growth
                                                Portfolio    Portfolio     Portfolio   Portfolio
                                                (Class 3)    (Class 3)     (Class 3)   (Class 3)
                                               ----------  -------------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                $   (8,783)   $  (16,367)  $   13,017  $  (17,118)
   Net realized gains (losses) from
      securities transactions                       2,374         5,379       (4,913)     16,522
   Change in net unrealized appreciation
      (depreciation) of investments                (3,463)      (56,359)       5,473     124,899
                                               ----------    ----------   ----------  ----------
      Increase (decrease) in net assets from
          operations                               (9,872)      (67,347)      13,577     124,303
                                               ----------    ----------   ----------  ----------
From capital transactions:
   Net proceeds from units sold                 1,603,908     2,220,585      742,121     547,772
   Cost of units redeemed                        (140,237)     (118,770)      (7,443)    (56,553)
   Net transfers                                  481,171       893,877     (297,321)     77,016
   Contract maintenance charge                         (2)           (4)        (186)       (161)
                                               ----------    ----------   ----------  ----------
      Increase (decrease) in net assets from
          capital transactions                  1,944,840     2,995,688      437,171     568,074
                                               ----------    ----------   ----------  ----------
Increase (decrease) in net assets               1,934,968     2,928,341      450,748     692,377
Net assets at beginning of period                   8,397        10,234      616,993     947,008
                                               ----------    ----------   ----------  ----------
Net assets at end of period                    $1,943,365    $2,938,575   $1,067,741  $1,639,385
                                               ==========    ==========   ==========  ==========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                     135,912       199,824       43,845      79,100
   Units redeemed                                 (11,835)      (10,412)        (455)     (8,232)
   Units transferred                               40,632        80,370      (17,615)     11,505
                                               ----------    ----------   ----------  ----------
Increase (decrease) in units outstanding          164,709       269,782       25,775      82,373
Beginning units                                       788           971       38,174     150,701
                                               ----------    ----------   ----------  ----------
Ending units                                      165,497       270,753       63,949     233,074
                                               ==========    ==========   ==========  ==========
                                                                                        Davis
                                                 Capital       Cash      Corporate     Venture
                                                 Growth     Management      Bond        Value
                                                Portfolio   Portfolio    Portfolio    Portfolio
                                                (Class 3)   (Class 3)    (Class 3)    (Class 3)
                                               ----------  -----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                $   (1,112) $   187,082  $   299,486  $  (213,405)
   Net realized gains (losses) from
      securities transactions                      11,458      121,327        6,722    1,621,793
   Change in net unrealized appreciation
      (depreciation) of investments                57,499     (104,074)     109,456     (541,329)
                                               ----------  -----------  -----------  -----------
      Increase (decrease) in net assets from
          operations                               67,845      204,335      415,664      867,059
                                               ----------  -----------  -----------  -----------
From capital transactions:
   Net proceeds from units sold                 1,081,474    2,916,958    4,176,759    3,349,642
   Cost of units redeemed                         (28,365)  (1,105,035)    (488,214)  (1,765,915)
   Net transfers                                  431,677    1,359,923    2,206,055    2,289,825
   Contract maintenance charge                        (61)        (612)        (864)      (2,227)
                                               ----------  -----------  -----------  -----------
      Increase (decrease) in net assets from
          capital transactions                  1,484,725    3,171,234    5,893,736    3,871,325
                                               ----------  -----------  -----------  -----------
Increase (decrease) in net assets               1,552,570    3,375,569    6,309,400    4,738,384
Net assets at beginning of period                 429,275    5,623,721    8,169,397   21,928,071
                                               ----------  -----------  -----------  -----------
Net assets at end of period                    $1,981,845  $ 8,999,290  $14,478,797  $26,666,455
                                               ==========  ===========  ===========  ===========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                     121,325      218,557      237,923       94,556
   Units redeemed                                  (3,327)     (82,782)     (27,315)     (44,387)
   Units transferred                               48,940      103,106      125,840       67,950
                                               ----------  -----------  -----------  -----------
Increase (decrease) in units outstanding          166,938      238,881      336,448      118,119
Beginning units                                    53,332      425,399      463,834      572,565
                                               ----------  -----------  -----------  -----------
Ending units                                      220,270      664,280      800,282      690,684
                                               ==========  ===========  ===========  ===========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2007
                                   (continued)

                                                                                       Equity
                                                "Dogs" of Wall   Emerging Markets  Opportunities  Foreign Value
                                               Street Portfolio      Portfolio       Portfolio      Portfolio
                                                   (Class 3)         (Class 3)       (Class 3)      (Class 3)
                                               ----------------  ----------------  -------------  -------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                   $   12,350        $   25,825       $    1,311    $    40,696
   Net realized gains (losses) from
      securities transactions                         94,033         1,455,954          283,631      1,206,792
   Change in net unrealized appreciation
      (depreciation) of investments                 (155,924)          842,435         (326,631)       731,564
                                                  ----------        ----------       ----------    -----------
      Increase (decrease) in net assets from
         operations                                  (49,541)        2,324,214          (41,689)     1,979,052
                                                  ----------        ----------       ----------    -----------
From capital transactions:
   Net proceeds from units sold                      512,899         2,643,553          217,972      1,635,095
   Cost of units redeemed                            (94,249)         (963,395)        (204,529)    (1,508,795)
   Net transfers                                     (62,560)          540,071          129,517      1,045,565
   Contract maintenance charge                          (168)             (589)            (200)        (1,813)
                                                  ----------        ----------       ----------    -----------
      Increase (decrease) in net assets from
         capital transactions                        355,922         2,219,640          142,760      1,170,052
                                                  ----------        ----------       ----------    -----------
Increase (decrease) in net assets                    306,381         4,543,854          101,071      3,149,104
Net assets at beginning of period                    884,327         4,870,287        2,252,952     16,124,959
                                                  ----------        ----------       ----------    -----------
Net assets at end of period                       $1,190,708        $9,414,141       $2,354,023    $19,274,063
                                                  ==========        ==========       ==========    ===========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                         38,017           115,274           11,374         78,596
   Units redeemed                                     (7,257)          (39,253)         (10,994)       (70,379)
   Units transferred                                  (3,522)           24,322            6,434         51,033
                                                  ----------        ----------       ----------    -----------
Increase (decrease) in units outstanding              27,238           100,343            6,814         59,250
Beginning units                                       68,585           257,317          111,322        814,527
                                                  ----------        ----------       ----------    -----------
Ending units                                          95,823           357,660          118,136        873,777
                                                  ==========        ==========       ==========    ===========

                                                                                                     Growth
                                               Fundamental Growth  Global Bond  Global Equities  Opportunities
                                                    Portfolio       Portfolio      Portfolio       Portfolio
                                                    (Class 3)       (Class 3)      (Class 3)       (Class 3)
                                               ------------------  -----------  ---------------  -------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                    $  (14,504)      $  (20,208)    $   (6,853)     $  (29,541)
   Net realized gains (losses) from
      securities transactions                          15,375            8,989         61,784          39,392
   Change in net unrealized appreciation
      (depreciation) of investments                   137,668          212,608         95,112         319,879
                                                   ----------       ----------     ----------      ----------
      Increase (decrease) in net assets from
         operations                                   138,539          201,389        150,043         329,730
                                                   ----------       ----------     ----------      ----------
From capital transactions:
   Net proceeds from units sold                     1,811,890          697,312        614,835         594,910
   Cost of units redeemed                             (11,483)         (22,716)       (83,997)       (102,212)
   Net transfers                                      575,430          702,545        111,472         241,907
   Contract maintenance charge                            (53)            (116)          (118)           (164)
                                                   ----------       ----------     ----------      ----------
      Increase (decrease) in net assets from
         capital transactions                       2,375,784        1,377,025        642,192         734,441
                                                   ----------       ----------     ----------      ----------
Increase (decrease) in net assets                   2,514,323        1,578,414        792,235       1,064,171
Net assets at beginning of period                     199,450        1,132,188      1,371,519       1,189,111
                                                   ----------       ----------     ----------      ----------
Net assets at end of period                        $2,713,773       $2,710,602     $2,163,754      $2,253,282
                                                   ==========       ==========     ==========      ==========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                          90,357           39,539         24,084         100,013
   Units redeemed                                        (569)          (1,267)        (3,233)        (15,893)
   Units transferred                                   28,587           39,980          5,534          40,920
                                                   ----------       ----------     ----------      ----------
Increase (decrease) in units outstanding              118,375           78,252         26,385         125,040
Beginning units                                        10,678           65,124         57,896         212,701
                                                   ----------       ----------     ----------      ----------
Ending units                                          129,053          143,376         84,281         337,741
                                                   ==========       ==========     ==========      ==========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2007
                                   (continued)

                                                                                  International      International
                                               Growth-Income  High-Yield Bond      Diversified     Growth and Income
                                                 Portfolio       Portfolio     Equities Portfolio      Portfolio
                                                 (Class 3)       (Class 3)          (Class 3)          (Class 3)
                                               -------------  ---------------  ------------------  -----------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                  $   (6,606)     $  149,886        $    64,143         $   13,863
   Net realized gains (losses) from
      securities transactions                         9,808          (3,286)           355,429          1,103,349
   Change in net unrealized appreciation
      (depreciation) of investments                  69,963        (168,136)         1,177,445           (935,317)
                                                 ----------      ----------        -----------         ----------
      Increase (decrease) in net assets from
         operations                                  73,165         (21,536)         1,597,017            181,895
                                                 ----------      ----------        -----------         ----------
From capital transactions:
   Net proceeds from units sold                     102,253         634,564          2,827,889          3,981,484
   Cost of units redeemed                           (28,104)       (211,695)          (758,519)          (311,336)
   Net transfers                                    194,594         511,495            742,666          1,832,991
   Contract maintenance charge                          (95)           (246)            (1,310)              (392)
                                                 ----------      ----------        -----------         ----------
      Increase (decrease) in net assets from
         capital transactions                       268,648         934,118          2,810,726          5,502,747
                                                 ----------      ----------        -----------         ----------
Increase (decrease) in net assets                   341,813         912,582          4,407,743          5,684,642
Net assets at beginning of period                   753,327       1,708,412         11,143,193          4,207,621
                                                 ----------      ----------        -----------         ----------
Net assets at end of period                      $1,095,140      $2,620,994        $15,550,936         $9,892,263
                                                 ==========      ==========        ===========         ==========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                         3,050          31,649            181,886            204,751
   Units redeemed                                      (861)        (10,191)           (48,789)           (15,606)
   Units transferred                                  5,802          26,725             48,059             94,069
                                                 ----------      ----------        -----------         ----------
Increase (decrease) in units outstanding              7,991          48,183            181,156            283,214
Beginning units                                      25,329          83,697            774,274            227,007
                                                 ----------      ----------        -----------         ----------
Ending units                                         33,320         131,880            955,430            510,221
                                                 ==========      ==========        ===========         ==========

                                                                 MFS Massachusetts
                                                Marsico Focused   Investors Trust   MFS Total Return  Mid-Cap Growth
                                               Growth Portfolio      Portfolio          Portfolio        Portfolio
                                                   (Class 3)         (Class 3)          (Class 3)        (Class 3)
                                               ----------------  -----------------  ----------------  --------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                   $  (24,537)        $  (16,912)       $   87,658       $  (73,020)
   Net realized gains (losses) from
      securities transactions                        113,375             97,933           479,370          106,082
   Change in net unrealized appreciation
      (depreciation) of investments                   91,692            152,067          (416,978)         584,727
                                                  ----------         ----------        ----------       ----------
      Increase (decrease) in net assets from
         operations                                  180,530            233,088           150,050          617,789
                                                  ----------         ----------        ----------       ----------
From capital transactions:
   Net proceeds from units sold                      539,965             79,290         1,380,444          935,615
   Cost of units redeemed                            (89,439)          (288,035)         (396,752)        (357,609)
   Net transfers                                     113,039             (1,209)        1,233,884          184,028
   Contract maintenance charge                          (124)              (310)           (1,073)            (412)
                                                  ----------         ----------        ----------       ----------
      Increase (decrease) in net assets from
         capital transactions                        563,441           (210,264)        2,216,503          761,622
                                                  ----------         ----------        ----------       ----------
Increase (decrease) in net assets                    743,971             22,824         2,366,553        1,379,411
Net assets at beginning of period                  1,302,180          2,793,929         7,118,917        4,158,703
                                                  ----------         ----------        ----------       ----------
Net assets at end of period                       $2,046,151         $2,816,753        $9,485,470       $5,538,114
                                                  ==========         ==========        ==========       ==========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                         42,444              3,582            60,986           77,381
   Units redeemed                                     (6,902)           (11,832)          (14,090)         (29,993)
   Units transferred                                   8,910                (48)           48,645           15,058
                                                  ----------         ----------        ----------       ----------
Increase (decrease) in units outstanding              44,452             (8,298)           95,541           62,446
Beginning units                                      108,098            120,382           259,391          389,077
                                                  ----------         ----------        ----------       ----------
Ending units                                         152,550            112,084           354,932          451,523
                                                  ==========         ==========        ==========       ==========

    The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2007
                                  (continued)

                                               Real Estate  Small & Mid Cap   Small Company   Technology
                                                Portfolio   Value Portfolio  Value Portfolio   Portfolio
                                                (Class 3)      (Class 3)        (Class 3)      (Class 3)
                                               -----------  ---------------  ---------------  ----------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                $   (12,267)   $  (116,968)      $  (29,759)   $  (14,506)
   Net realized gains (losses) from
      securities transactions                    1,022,907        636,310           41,104        20,352
   Change in net unrealized appreciation
      (depreciation) of investments             (2,148,606)      (739,313)        (313,007)      149,642
                                               -----------    -----------       ----------    ----------
      Increase (decrease) in net assets from
         operations                             (1,137,966)      (219,971)        (301,662)      155,488
                                               -----------    -----------       ----------    ----------
From capital transactions:
   Net proceeds from units sold                  2,304,949      3,314,248        1,611,147       362,693
   Cost of units redeemed                         (221,393)      (594,620)         (40,610)      (71,494)
   Net transfers                                 1,131,327      1,329,167          952,894       135,378
   Contract maintenance charge                        (591)          (983)            (117)         (169)
                                               -----------    -----------       ----------    ----------
      Increase (decrease) in net assets from
         capital transactions                    3,214,292      4,047,812        2,523,314       426,408
                                               -----------    -----------       ----------    ----------
Increase (decrease) in net assets                2,076,326      3,827,841        2,221,652       581,896
Net assets at beginning of period                4,656,301      8,418,212          840,233       689,041
                                               -----------    -----------       ----------    ----------
Net assets at end of period                    $ 6,732,627    $12,246,053       $3,061,885    $1,270,937
                                               ===========    ===========       ==========    ==========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                       77,135        173,856          157,096       135,342
   Units redeemed                                   (7,654)       (30,868)          (3,917)      (26,349)
   Units transferred                                38,470         72,046           93,718        47,987
                                               -----------    -----------       ----------    ----------
Increase (decrease) in units outstanding           107,951        215,034          246,897       156,980
Beginning units                                    149,616        461,228           83,068       291,032
                                               -----------    -----------       ----------    ----------
Ending units                                       257,567        676,262          329,965       448,012
                                               ===========    ===========       ==========    ==========

                                               Telecom Utility  Total Return Bond  Capital Growth   Comstock
                                                  Portfolio         Portfolio         Portfolio     Portfolio
                                                  (Class 3)          (Class 3)        (Class II)   (Class II)
                                               ---------------  -----------------  --------------  ----------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                    $  5,762          $ 35,442         $ (9,518)    $     (890)
   Net realized gains (losses) from
      securities transactions                         2,992               617            9,581        175,785
   Change in net unrealized appreciation
      (depreciation) of investments                  36,880           (12,040)          84,603       (411,520)
                                                   --------          --------         --------     ----------
      Increase (decrease) in net assets from
         operations                                  45,634            24,019           84,666       (236,625)
                                                   --------          --------         --------     ----------
From capital transactions:
   Net proceeds from units sold                     159,856           115,675           76,871      1,271,714
   Cost of units redeemed                            (3,506)          (15,436)         (41,594)      (462,695)
   Net transfers                                     33,667            46,401           (6,868)       577,518
   Contract maintenance charge                          (33)              (43)             (28)          (565)
                                                   --------          --------         --------     ----------
      Increase (decrease) in net assets from
         capital transactions                       189,984           146,597           28,381      1,385,972
                                                   --------          --------         --------     ----------
Increase (decrease) in net assets                   235,618           170,616          113,047      1,149,347
Net assets at beginning of period                   176,763           584,827          571,367      4,538,092
                                                   --------          --------         --------     ----------
Net assets at end of period                        $412,381          $755,443         $684,414     $5,687,439
                                                   ========          ========         ========     ==========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                         9,585             5,756            7,167         86,484
   Units redeemed                                      (209)             (740)          (4,109)       (31,882)
   Units transferred                                  1,961             2,125             (501)        40,007
                                                   --------          --------         --------     ----------
Increase (decrease) in units outstanding             11,337             7,141            2,557         94,609
Beginning units                                      11,768            27,903           57,937        318,475
                                                   --------          --------         --------     ----------
Ending units                                         23,105            35,044           60,494        413,084
                                                   ========          ========         ========     ==========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2007
                                  (continued)

                                                Growth and   Diversified     Equity
                                                  Income    International    Income      Income
                                                Portfolio      Account       Account    Account
                                                (Class II)    (Class 2)     (Class 2)  (Class 2)
                                               -----------  -------------  ----------  ---------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                $   (39,636)   $  3,088     $  (23,841) $  32,046
   Net realized gains (losses) from
      securities transactions                      635,831     146,037        165,937     (1,944)
   Change in net unrealized appreciation
      (depreciation) of investments               (562,172)    (62,890)       (61,657)    (6,008)
                                               -----------    --------     ----------  ---------
      Increase (decrease) in net assets
         from operations                            34,023      86,235         80,439     24,094
                                               -----------    --------     ----------  ---------
From capital transactions:
   Net proceeds from units sold                  3,566,360       3,727        148,832     81,735
   Cost of units redeemed                         (988,106)    (36,771)      (118,631)  (128,702)
   Net transfers                                 1,783,620     302,342        136,006     15,886
   Contract maintenance charge                      (1,423)       (130)          (359)       (38)
                                               -----------    --------     ----------  ---------
      Increase (decrease) in net assets
         from capital transactions               4,360,451     269,168        165,848    (31,119)
                                               -----------    --------     ----------  ---------
Increase (decrease) in net assets                4,394,474     355,403        246,287     (7,025)
Net assets at beginning of period               12,527,095     534,057      2,435,451    614,681
                                               -----------    --------     ----------  ---------
Net assets at end of period                    $16,921,569    $889,460     $2,681,738  $ 607,656
                                               ===========    ========     ==========  =========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                      224,908         472         14,171     11,366
   Units redeemed                                  (62,640)     (4,478)       (11,149)   (17,994)
   Units transferred                               112,710      35,923         12,570      2,204
                                               -----------    --------     ----------  ---------
Increase (decrease) in units outstanding           274,978      31,917         15,592     (4,424)
Beginning units                                    816,855      69,779        237,372     86,140
                                               -----------    --------     ----------  ---------
Ending units                                     1,091,833     101,696        252,964     81,716
                                               ===========    ========     ==========  =========

                                                LargeCap   LargeCap     MidCap      Money
                                                  Blend     Growth       Stock     Market
                                               Account II   Account     Account    Account
                                                (Class 2)  (Class 2)   (Class 2)  (Class 2)
                                               --------    ---------  ----------  ---------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                 $   (314)  $ (1,706)  $  (25,808) $   4,562
   Net realized gains (losses) from
      securities transactions                      6,927      1,312      199,478          0
   Change in net unrealized appreciation
      (depreciation) of investments               (1,028)    21,068     (461,984)         0
                                                --------   --------   ----------  ---------
   Increase (decrease) in net assets from
      operations                                   5,585     20,674     (288,314)     4,562
                                                --------   --------   ----------  ---------
From capital transactions:
   Net proceeds from units sold                        0          0    1,015,595          0
   Cost of units redeemed                         (6,317)      (713)     (29,072)  (160,103)
   Net transfers                                   4,820     23,422     (312,819)   325,895
   Contract maintenance charge                       (33)        (6)        (733)        (1)
                                                --------   --------   ----------  ---------
   Increase (decrease) in net assets from
      capital transactions                        (1,530)    22,703      672,971    165,791
                                                --------   --------   ----------  ---------
Increase (decrease) in net assets                  4,055     43,377      384,657    170,353
Net assets at beginning of period                169,811     91,760    2,090,330     26,100
                                                --------   --------   ----------  ---------
Net assets at end of period                     $173,866   $135,137   $2,474,987  $ 196,453
                                                ========   ========   ==========  =========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                          0          0       93,321          0
   Units redeemed                                   (902)       (97)      (2,760)   (27,089)
   Units transferred                                 686      2,885      (28,981)    55,481
                                                --------   --------   ----------  ---------
Increase (decrease) in units outstanding            (216)     2,788       61,580     28,392
Beginning units                                   24,521     12,939      198,267      4,510
                                                --------   --------   ----------  ---------
Ending units                                      24,305     15,727      259,847     32,902
                                                ========   ========   ==========  =========

    The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2007
                                  (continued)

                                                              Real                       SAM
                                                Mortgage     Estate         SAM      Conservative
                                               Securities  Securities    Balanced      Balanced
                                                 Account     Account     Portfolio    Portfolio
                                                (Class 2)   (Class 2)    (Class 2)     (Class 2)
                                               ----------  ----------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                  $  267    $   6,395   $   100,721    $   23,235
   Net realized gains (losses) from
      securities transactions                       (73)      50,537       403,510        38,797
   Change in net unrealized appreciation
      (depreciation) of investments                 122      (86,407)      352,387        17,666
                                                 ------    ---------   -----------    ----------
      Increase (decrease) in net assets from
         operations                                 316      (29,475)      856,618        79,698
                                                 ------    ---------   -----------    ----------
From capital transactions:
   Net proceeds from units sold                       0            0     2,747,171        59,053
   Cost of units redeemed                          (646)     (26,103)   (1,840,581)     (161,380)
   Net transfers                                    100     (307,679)      796,932       183,294
   Contract maintenance charge                      (13)         (38)       (2,951)         (392)
                                                 ------    ---------   -----------    ----------
      Increase (decrease) in net assets from
         capital transactions                      (559)    (333,820)    1,700,571        80,575
                                                 ------    ---------   -----------    ----------
Increase (decrease) in net assets                  (243)    (363,295)    2,557,189       160,273
Net assets at beginning of period                 7,180      416,984    12,593,462     1,338,688
                                                 ------    ---------   -----------    ----------
Net assets at end of period                      $6,937    $  53,689   $15,150,651    $1,498,961
                                                 ======    =========   ===========    ==========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                         0            0       266,234         7,803
   Units redeemed                                  (101)      (1,440)     (179,479)      (21,829)
   Units transferred                                 18      (15,059)       77,522        24,025
                                                 ------    ---------   -----------    ----------
Increase (decrease) in units outstanding            (83)     (16,499)      164,277         9,999
Beginning units                                   1,096       19,651     1,264,527       187,469
                                                 ------    ---------   -----------    ----------
Ending units                                      1,013        3,152     1,428,804       197,468
                                                 ======    =========   ===========    ==========

                                                   SAM           SAM        SAM
                                               Conservative    Flexible  Strategic  Short-Term
                                                  Growth        Income     Growth     Income
                                                 Portfolio    Portfolio  Portfolio    Account
                                                 (Class 2)    (Class 2)  (Class 2)  (Class 2)
                                               ------------  ----------  --------   ----------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                 $   (5,086)  $   69,491  $ (3,068)   $    907
   Net realized gains (losses) from
      securities transactions                       69,217       66,343    17,308        (757)
   Change in net unrealized appreciation
      (depreciation) of investments                153,364      (32,188)   23,528         565
                                                ----------   ----------  --------    --------
      Increase (decrease) in net assets from
         operations                                217,495      103,646    37,768         715
                                                ----------   ----------  --------    --------
From capital transactions:
   Net proceeds from units sold                    176,385        2,500    72,705           0
   Cost of units redeemed                         (144,231)    (405,963)  (43,897)     (2,263)
   Net transfers                                   131,410      (74,395)   46,389     (30,560)
   Contract maintenance charge                        (689)        (750)     (170)        (41)
                                                ----------   ----------  --------    --------
      Increase (decrease) in net assets from
         capital transactions                      162,875     (478,608)   75,027     (32,864)
                                                ----------   ----------  --------    --------
Increase (decrease) in net assets                  380,370     (374,962)  112,795     (32,149)
Net assets at beginning of period                2,821,107    2,617,099   422,702      60,649
                                                ----------   ----------  --------    --------
Net assets at end of period                     $3,201,477   $2,242,137  $535,497    $ 28,500
                                                ==========   ==========  ========    ========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                       16,275          294     6,187           0
   Units redeemed                                  (13,102)     (48,616)   (3,631)       (348)
   Units transferred                                12,429       (8,966)    3,840      (4,642)
                                                ----------   ----------  --------    --------
Increase (decrease) in units outstanding            15,602      (57,288)    6,396      (4,990)
Beginning units                                    266,719      322,522    36,290       9,201
                                                ----------   ----------  --------    --------
Ending units                                       282,321      265,234    42,686       4,211
                                                ==========   ==========  ========    ========

    The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2007
                                  (continued)

                                                                                      Columbia
                                                                        Columbia       Marsico
                                                                       High Yield      Focused
                                                SmallCap   West Coast     Fund,    Equities Fund,
                                                 Growth      Equity     Variable      Variable
                                               Account II    Account     Series        Series
                                               (Class 2)    (Class 2)  (Class A)      (Class A)
                                               ----------  ----------  ----------  --------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                 $ (2,461)  $  (11,672)  $  6,265      $ (9,991)
   Net realized gains (losses) from
       securities transactions                       721       49,938        449        17,653
   Change in net unrealized appreciation
      (depreciation) of investments                6,317       27,889     (6,387)       68,673
                                                --------   ----------   --------      --------
      Increase (decrease) in net assets from
         operations                                4,577       66,155        327        76,335
                                                --------   ----------   --------      --------
From capital transactions:
   Net proceeds from units sold                        0       51,104     23,233       154,814
   Cost of units redeemed                           (623)     (70,567)    (4,457)       (2,882)
   Net transfers                                  (2,749)      19,479     30,552        53,041
   Contract maintenance charge                       (17)         (97)       (53)          (98)
                                                --------   ----------   --------      --------
      Increase (decrease) in net assets from
         capital transactions                     (3,389)         (81)    49,275       204,875
                                                --------   ----------   --------      --------
Increase (decrease) in net assets                  1,188       66,074     49,602       281,210
Net assets at beginning of period                147,613      934,338    179,520       442,153
                                                --------   ----------   --------      --------
Net assets at end of period                     $148,801   $1,000,412   $229,122      $723,363
                                                ========   ==========   ========      ========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                          0        4,172      1,469        12,648
   Units redeemed                                    (93)      (5,550)      (282)         (237)
   Units transferred                                (372)       1,593      1,911         4,740
                                                --------   ----------   --------      --------
Increase (decrease) in units outstanding            (465)         215      3,098        17,151
Beginning units                                   21,949       76,311     11,356        37,098
                                                --------   ----------   --------      --------
Ending units                                      21,484       76,526     14,454        54,249
                                                ========   ==========   ========      ========




                                                  Asset        Global
                                               Allocation      Growth       Growth    Growth-Income
                                                   Fund         Fund         Fund          Fund
                                                (Class 2)    (Class 2)    (Class 2)      (Class 2)
                                               -----------  -----------  -----------  -------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                $   22,495   $   186,415  $  (108,907)  $    13,423
   Net realized gains (losses) from
       securities transactions                     26,500       939,336    1,467,494       940,923
   Change in net unrealized appreciation
      (depreciation) of investments               (37,745)      618,977      118,096      (455,960)
                                               ----------   -----------  -----------   -----------
      Increase (decrease) in net assets from
         operations                                11,250     1,744,728    1,476,683       498,386
                                               ----------   -----------  -----------   -----------
From capital transactions:
   Net proceeds from units sold                   949,967     2,406,318    2,357,968     3,011,934
   Cost of units redeemed                         (15,328)     (926,780)  (1,170,616)   (1,299,876)
   Net transfers                                  461,214     1,670,644      950,821     1,416,914
   Contract maintenance charge                        (25)       (1,071)      (1,217)       (1,463)
                                               ----------   -----------  -----------   -----------
      Increase (decrease) in net assets from
         capital transactions                   1,395,828     3,149,111    2,136,956     3,127,509
                                               ----------   -----------  -----------   -----------
Increase (decrease) in net assets               1,407,078     4,893,839    3,613,639     3,625,895
Net assets at beginning of period                 198,164    11,166,439   12,196,400    15,129,375
                                               ----------   -----------  -----------   -----------
Net assets at end of period                    $1,605,242   $16,060,278  $15,810,039   $18,755,270
                                               ==========   ===========  ===========   ===========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                      54,274       103,521      109,932       156,041
   Units redeemed                                    (867)      (39,358)     (52,737)      (67,613)
   Units transferred                               26,402        73,106       44,695        72,246
                                               ----------   -----------  -----------   -----------
Increase (decrease) in units outstanding           79,809       137,269      101,890       160,674
Beginning units                                    11,970       514,583      604,883       829,697
                                               ----------   -----------  -----------   -----------
Ending units                                       91,779       651,852      706,773       990,371
                                               ==========   ===========  ===========   ===========

    The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2007
                                  (continued)

                                                                                                      MTB           MTB
                                                                                                    Managed        Managed
                                               Growth and   Mid Cap        MTB          MTB        Allocation     Allocation
                                                 Income      Value      Large Cap    Large Cap      Fund -          Fund -
                                               Portfolio   Portfolio      Growth       Value       Aggressive      Moderate
                                               (Class VC)  (Class VC)  Fund II (1)  Fund II (1)  Growth II (1)  Growth II (1)
                                               ----------  ----------  -----------  -----------  ------------   -------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                $    6,917   $    (48)    $   (13)    $      1      $    638       $  1,332
   Net realized gains (losses) from
       securities transactions                    624,803     31,500       2,153        5,550           344          2,583
   Change in net unrealized appreciation
      (depreciation) of investments              (569,615)   (46,744)     (2,395)     (12,019)       (1,548)        (3,585)
                                               ----------   --------     -------     --------      --------       --------
      Increase (decrease) in net assets from
         operations                                62,105    (15,292)       (255)      (6,468)         (566)           330
                                               ----------   --------     -------     --------      --------       --------
From capital transactions:
   Net proceeds from units sold                 3,178,835    150,856      21,865       21,150       149,927         89,743
   Cost of units redeemed                        (316,509)      (562)       (104)      (1,048)            0           (200)
   Net transfers                                  987,775    107,706      13,646      158,740         8,636         10,333
   Contract maintenance charge                       (447)        (9)          0           (2)            0              0
                                               ----------   --------     -------     --------      --------       --------
      Increase (decrease) in net assets from
         capital transactions                   3,849,654    257,991      35,407      178,840       158,563         99,876
                                               ----------   --------     -------     --------      --------       --------
Increase (decrease) in net assets               3,911,759    242,699      35,152      172,372       157,997        100,206
Net assets at beginning of period               4,648,757      3,803           0            0             0              0
                                               ----------   --------     -------     --------      --------       --------
Net assets at end of period                    $8,560,516   $246,502     $35,152     $172,372      $157,997       $100,206
                                               ==========   ========     =======     ========      ========       ========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                     225,469      9,191       2,064        2,164        14,319          8,675
   Units redeemed                                 (22,199)       (35)        (10)        (106)            0            (19)
   Units transferred                               70,106      6,488       1,287       15,706           831            997
                                               ----------   --------     -------     --------      --------       --------
Increase (decrease) in units outstanding          273,376     15,644       3,341       17,764        15,150          9,653
Beginning units                                   338,203        244           0            0             0              0
                                               ----------   --------     -------     --------      --------       --------
Ending units                                      611,579     15,888       3,341       17,764        15,150          9,653
                                               ==========   ========     =======     ========      ========       ========

(1)  For the period from February 5, 2007 (inception) to December 31, 2007.

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

1.   ORGANIZATION

     FS Variable Separate Account of First SunAmerica Life Insurance Company (the "Separate Account") is an investment account of First SunAmerica Life Insurance Company (the "Company"). The Company is a direct wholly owned subsidiary of SunAmerica Life Insurance Company, which is a subsidiary of AIG Retirement Services, Inc., the retirement services and asset management organization within American International Group, Inc. ("AIG"). AIG is a holding company, which through its subsidiaries is engaged in a broad range of insurance and insurance-related activities, financial services, retirement savings and asset management. The Separate Account is registered as a unit investment trust pursuant to the provisions of the Investment Company Act of 1940, as amended.

     The Separate Account offers the following variable annuity products: FSA Polaris, FSA Advisor, FSA Polaris II, FSA WM Diversified Strategies III, FSA Polaris Choice, FSA Polaris II A-Class Platinum Series, FSA Polaris Choice III, and FSA Polaris Advantage.

     The Separate Account contracts are sold through the Company's affiliated broker-dealers, independent broker-dealers, full-service securities firms and financial institutions. The distributor of these contracts is AIG SunAmerica Capital Services, Inc., an affiliate of the Company, except for FSA WM Diversified Strategies III, for which the distributor is Principal Funds Distributor, Inc. No underwriting fees are paid in connection with the distribution of the contracts.

     The Separate Account is composed of a total of 105 variable portfolios of different classes (the "Variable Accounts"). Each of the Variable Accounts is invested solely in the shares of one of the following: (1) the ten currently available Class 1 and Class 3 investment portfolios of the Anchor Series Trust (the "Anchor Trust"), (2) the sixty currently available Class 1 and Class 3 investment portfolios of the SunAmerica Series Trust (the "SunAmerica Trust"), (3) the three currently available Class II investment portfolios of Van Kampen Life Investment Trust (the "Van Kampen Trust"),
     (4) the seventeen currently available Class 2 investment portfolios of the Principal Variable Contracts Funds, Inc (the "Principal Funds"), (5) the two currently available Class A investment portfolios of the Columbia Funds Variable Insurance Trust I (the "Columbia Trust I"), (6) the four currently available Class 2 investment portfolios of American Funds Insurance Series (the "American Series"), (7) the two currently available Class VC investment portfolio of the Lord Abbett Series Fund, Inc. (the "Lord Abbett Fund"), (8) the five currently available investment portfolios of the MTB Group of Funds (the "MTB Trust"), or (9) the two currently available Class 2 investment portfolios of the Franklin Templeton Variable Insurance Products Trust (the "Franklin Templeton Trust"). The primary difference between the classes of the Variable Accounts is that the Class 3 shares in the Anchor Trust and the SunAmerica Trust, the Class 2 shares in the American Series and the Principal Funds, the shares in the MTB Trust, the Class 2 shares in the Franklin Templeton Trust, and the Class II shares in the Van Kampen Trust are subject to 12b-1 fees of 0.25%, of each classes' average daily net assets, while the Class 1

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

1.   ORGANIZATION (continued)

     shares are not subject to 12b-1 fees. The Class VC share of the Lord Abbett Fund and the Class A shares of the Columbia Trust I are not subject to 12b-1 fees.

     The American Series, the Anchor Trust, the Lord Abbett Fund, the SunAmerica Trust, the Van Kampen Trust, the Principal Funds, the Columbia Trust I, the MTB Trust, and the Franklin Templeton Trust (collectively referred to as the "Trusts") are diversified, open-ended investment companies, which retain investment advisers to assist in their investment activities. The Anchor and SunAmerica Trusts are affiliated investment companies. Participants may elect to have payments allocated to one of the offered guaranteed-interest funds of the Company (the "General Account"), which are not a part of the Separate Account. The financial statements include balances allocated by participants to the Variable Accounts and do not include balances allocated to the General Account.

     Effective January 5, 2007, the portfolios of the WM Variable Trust (the "WM Trust") were reorganized into the Principal Funds. On that date, the Variable Accounts that invested in portfolios of the WM Trust, exchanged their shares in the portfolios of the WM Trust, for shares with an equal value in similar portfolios of the Principal Funds. The predecessor and current portfolios before and after the changes are listed below.

Predecessor WM Trust Portfolio    Current Principal Funds Portfolio
------------------------------    ---------------------------------
International Growth Fund         Diversified International Account
Equity Income Fund                Equity Income Account
Growth Fund                       LargeCap Growth Account
Income Fund                       Income Account
Growth & Income Fund              LargeCap Blend Account II
Mid Cap Stock Fund                MidCap Stock Account
Money Market Fund                 Money Market Account
U.S. Government Securities Fund   Mortgage Securities Account
REIT Fund                         Real Estate Securities Account
Balanced Portfolio                SAM Balanced Portfolio
Conservative Balanced Portfolio   SAM Conservative Balanced Portfolio
Conservative Growth Portfolio     SAM Conservative Growth Portfolio
Flexible Income Portfolio         SAM Flexible Income Portfolio
Strategic Growth Portfolio        SAM Strategic Growth Portfolio
Short Term Income Fund            Short-Term Income Account
Small Cap Growth Fund             SmallCap Growth Account II
West Coast Equity Fund            West Coast Equity Account

     Prior to May 1, 2007, the Equity Opportunities Portfolio was formerly named Federated American Leaders Portfolio, the Marsico Focused Growth Portfolio was formerly named Marsico Growth Portfolio, the Mid-Cap Growth Portfolio was formerly named MFS Mid-Cap Growth Portfolio, the Balanced Portfolio was formerly named SunAmerica Balanced

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

1.   ORGANIZATION (continued)

     Portfolio, the Capital Growth Portfolio was formerly named Goldman Sachs Research Portfolio, and the Fundamental Growth Portfolio was formerly named Putnam Growth: Voyager Portfolio.

     Prior to May 1, 2008, the Total Return Bond Portfolio was formerly named Worldwide High Income Portfolio, and the Capital Growth Portfolio was formerly named Strategic Growth Portfolio.

     Prior to May 17, 2008, the LargeCap Blend Account II was formerly named LargeCap Blend Account, the LargeCap Growth Account was formerly named Growth Account, the Equity Income Account was formerly named Equity Income Account I, and the SmallCap Growth Account II was formerly named SmallCap Growth Account.

     Effective May 17, 2008, the Principal Variable Contracts Funds, Inc. replaced the trust name of Principal Variable Contracts Fund, Inc.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     INVESTMENT ACCOUNTING AND VALUATION: The investments are stated at the net asset value of each of the portfolios of the Trusts as determined at the close of the business day. Purchases and sales of shares of the portfolios are valued at the net asset values of such portfolios, which value their investment securities at fair value, on the date the shares are purchased or sold. Dividends and capital gains distributions are recorded on the ex-distribution date. Realized gains and losses on the sale of investments in the Trusts are recognized at the date of sale and are determined on a first-in, first-out basis. Accumulation unit values are computed daily based on total net assets of the portfolios.

     Effective January 1, 2007, the Separate Account changed its method of determining cost of investments sold by the Trusts from an average cost method to the first-in, first-out method. Management believes that the first-in, first-out method is more commonly used for financial reporting by separate accounts and is a preferable method of accounting. Since investments are stated at net asset value of each of the portfolios of the Trusts, which value their investment securities at fair value, the change has no impact on net assets. The change in method of determining cost of investments sold will result in a reclassification between realized gains and losses and unrealized appreciation and depreciation of investments, beginning January 1, 2007, with no impact on the total increase (decrease) in net assets from operations. Since records of purchases and sales of investments are not readily available for prior periods, it is impracticable to determine the prior periods reclassification between realized gains and losses and unrealized appreciation and depreciation of investments.

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     FEDERAL INCOME TAXES: The Company qualifies for federal income tax treatment granted to life insurance companies under subchapter L of the Internal Revenue Service Code (the "Code"). The operations of the Separate Account are part of the total operations of the Company and are not taxed separately. Under the current provisions of the Code, the Company does not expect to incur federal income taxes on the earnings of the Separate Account to the extent that the earnings are credited under the contracts. Based on this, no charge is being made currently to the Separate Account for federal income taxes. The Separate Account is not treated as a regulated investment company under the Code.

     USE OF ESTIMATES: The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported therein. Actual results could differ from these estimates.

     RESERVES FOR CONTRACTS IN PAYOUT (ANNUITIZATION) PERIOD: Net assets allocated to contracts in the payout period are based on the Annuity 2000 Mortality Table, the 1971 Individual Mortality Table and the 1983(a) Individual Mortality Table depending on the calendar year of annuitization as well as other assumptions, including provisions for the risk of adverse deviation from assumptions. An assumed interest rate of 3.5% is used in determining annuity payments for all products.

     The mortality risk is fully borne by the Company and may result in additional amounts being transferred into the Separate Account by the Company to cover greater longevity of the annuitant than expected. Conversely, if amounts allocated exceed amounts required, transfers may be made to the Company.

     Annuity benefit payments are recorded as redemptions in the accompanying Statement of Changes in Net Assets.

     ACCOUNTING CHANGES: In September 2006, the FASB issued FAS No. 157, "Fair Value Measurements" ("FAS 157"). FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements but does not change existing guidance about whether an instrument is carried at fair value. FAS 157 also clarifies that an issuer's credit standing should be considered when measuring liabilities at fair value. The Separate Account adopted FAS 157 on January 1, 2008, its required effective date, and it resulted in no cumulative effect to the Statement of Assets and Liabilities, Schedule of Portfolio Investments, Statement of Operations, and Statement of Changes in Net Assets. See Note 3 to the Financial Statements for additional FAS 157 disclosures.

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

3.   FAIR VALUE MEASUREMENTS

     Effective January 1, 2008, assets and liabilities recorded at fair value in the Separate Account balance sheet are measured and classified in a hierarchy for disclosure purposes consisting of three "levels" based on the observability of inputs available in the marketplace used to measure the fair values as discussed below. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Separate Account's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgments. In making the assessment, the Separate Account considers factors specific to the asset or liability.

     Level 1--Fair value measurements that are quoted prices (unadjusted) in active markets that the Separate Account has the ability to access for identical assets or liabilities. Market price data generally is obtained from exchange or dealer markets. The Separate Account does not adjust the quoted price for such instruments. Assets and liabilities measured at fair value on a recurring basis and classified as Level 1 include government and agency securities, actively traded listed common stocks and derivative contracts, most separate account assets and most mutual funds.

     Level 2--Fair value measurements based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liability in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. Assets and liabilities measured at fair value on a recurring basis and classified as Level 2 generally include certain government securities, most investment-grade and high-yield corporate bonds, certain asset backed securities, certain listed equities, state, municipal and provincial obligations, hybrid securities, and derivative contracts.

     Level 3--Fair value measurements based on valuation techniques that use significant inputs that are unobservable. These measurements include circumstances in which there is little, if any, market activity for the asset or liability. Assets and liabilities measured at fair value on a recurring basis and classified as Level 3 principally include fixed maturities.

     The Separate Account assets measured at fair value as of December 31, 2008 consist of investments in trusts, which are registered and open-end mutual funds that generally trade daily and are measured at fair value using quoted prices in active markets for identical assets, which are classified as Level 1. The Separate Account had no liabilities as of December 31, 2008. See the Schedule of Portfolio Investments for the table presenting information about assets measured at fair value on a recurring basis at December 31, 2008, and indicating the levels of the fair value measurement based on the levels of the inputs used. As all assets of the Separate Account are classified as Level 1, no reconciliation of

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

3.   FAIR VALUE MEASUREMENTS (continued)

     Level 3 assets and change in unrealized gains (losses) for Level 3 assets still held as of December 31, 2008, is presented.

4.   CHARGES AND DEDUCTIONS

     Charges and deductions are applied against the current value of the Separate Account and are paid as follows:

     WITHDRAWAL CHARGE: Each contract provides that in the event that a contract holder withdraws all or a portion of the contract value during the surrender charge period, withdrawal charges may be assessed on the excess of the free withdrawal amounts as defined in the contract. The withdrawal charges are based on tables of charges applicable to the contracts, with a maximum charge of up to 9% of any amount withdrawn that exceeds the free withdrawal amount, and are recorded as redemptions in the accompanying Statement of Changes in Net Assets. There are no withdrawal charges under the FSA Advisor contract.

     CONTRACT MAINTENANCE CHARGE: An annual contract maintenance charge of $30 or $35 (which may vary based on State) is charged against certain contracts, which reimburses the Company for expenses incurred in establishing and maintaining records relating to the contract. The contract maintenance charge is assessed on each anniversary during the accumulation phase. In the event that a total surrender of contract value is made, the entire charge is assessed as of the date of surrender, and deducted from that withdrawal. The contract maintenance charge is recorded in the accompanying Statement of Changes in Net Assets. There are no contract maintenance charges under the FSA Advisor contract.

     SEPARATE ACCOUNT ANNUAL CHARGE: The Separate Account deducts a separate account annual charge comprised of mortality and expense risk charges and distribution expense charges, computed on a daily basis. Separate account annual charges are recorded as a charge in the Statement of Operations. The total annual rates of the net asset value of each portfolio, depending on any optional death benefits elected for each product, is as follows: FSA Polaris 1.52%, FSA Advisor 1.52%, FSA Polaris II 1.52%, FSA WM Diversified Strategies III 1.55% or 1.70%, FSA Polaris Choice 1.52% or 1.72%, FSA Polaris Choice III 1.52% or 1.77%, FSA Polaris II A-Class Platinum Series 0.85%, and FSA Polaris Advantage 1.65% or 1.90%. The mortality risk charge is compensation for the mortality risks assumed by the Company from its contractual obligations to make annuity payments after the contract has annuitized for the life of the annuitant and to provide the standard death benefit. The expense risk charge is compensation for assuming the risk that the current contract administration charges will be insufficient in the future to cover the cost of administering the contract. The distribution expense is deducted at an annual rate of 0.15% of the net asset value of each portfolio and is included in the respective separate account annual charge rate. It is for all expenses associated with the distribution of the

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

4.   CHARGES AND DEDUCTIONS (continued)

     contract. If this charge is not sufficient to cover the cost of distributing the contract, the Company will bear the loss.

     TRANSFER FEE: A transfer fee of $25 may be assessed on each transfer of funds in excess of the maximum transactions allowed within a contract year and is recorded as a redemption in the accompanying Statement of Changes in Net Assets.

     CAPITAL PROTECTOR FEE: The optional Capital Protector Program offered in FSA WM Diversified Strategies III, FSA Polaris II, FSA Polaris Choice, FSA Polaris Choice III, and FSA Polaris Advantage, provides a guaranteed minimum contract value at the end of an applicable waiting period. The fee ranges from 0.25% to 0.65% of the contract value minus purchase payments received after the 90th day from the contract issue date. The fee is deducted quarterly from the contract value during the waiting period, and is recorded as a redemption in the accompanying Statement of Changes in Net Assets.

     MARKETLOCK, MARKETLOCK FOR TWO, INCOME REWARDS, MARKETLOCK FOR LIFE PLUS AND MARKETLOCK INCOME PLUS FEE: The optional MarketLock, MarketLock for Two, Income Rewards, MarketLock for Life Plus and MarketLock Income Plus features provide a guaranteed withdrawal stream by locking in market gains during an applicable evaluation period. The MarketLock feature is offered in FSA Polaris II, FSA Polaris Choice, FSA WM Diversified Strategies III, FSA Polaris Choice III, FSA Polaris II A-Class Platinum Series and FSA Polaris Advantage. The MarketLock for Two feature is offered in FSA Polaris II, FSA Polaris Choice, FSA WM Diversified Strategies III, and FSA Polaris Choice III. The Income Rewards feature is offered in FSA Polaris II, FSA Polaris Choice, FSA WM Diversified Strategies III, and FSA Polaris Choice
     III. The annual fee ranges from 0.50% to 0.65% for MarketLock, 0.40% for MarketLock for Two prior to the first withdrawal and 0.80% after the first withdrawal and 0.65% for Income Rewards in years 0-7 and 0.45% in years 8-10, of the Maximum Anniversary Value Benefit Base, deducted quarterly from the contract value and is recorded as a redemption in the accompanying Statement of Changes in Net Assets. The Maximum Anniversary Value Benefit Base is calculated as the greater of eligible purchase payments received during the first two years, adjusted for withdrawals or the maximum anniversary date contract value occurring in the first ten contract years, adjusted for withdrawals.

     The MarketLock for Life Plus feature is offered in FSA Polaris II, FSA Polaris Choice III, FSA Polaris Advantage and FSA Polaris II A-Class Platinum Series. The annual fee ranges from 0.65% to 0.75% for one covered person and from 0.90% to 1.00% for two covered persons, of the Maximum Anniversary Value Benefit Base, deducted quarterly from the contract value and recorded as a redemption in the accompanying Statement of Changes in Net Assets. The Maximum Anniversary Value Benefit Base for MarketLock for Life Plus is calculated as the greater of purchase payments made in the first contract year and purchase payments made in contract years 2-5, capped at 100% of purchase payments made in the

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

4.   CHARGES AND DEDUCTIONS (continued)

     first year plus a bonus, if eligible, or the highest anniversary date contract value less purchase payments in years 2-5 over the first year purchase payments.

     The MarketLock Income Plus feature is offered in FSA Polaris II, FSA Polaris Choice III, FSA Polaris Advantage and FSA Polaris II A-Class Platinum Series. The annual fee ranges from 0.85% to 0.95% for one covered person and from 1.10% to 1.20% for two covered persons, of the Maximum Anniversary Value Benefit Base, deducted quarterly from the contract value and recorded as a redemption in the accompanying Statement of Changes in Net Assets. The Maximum Anniversary Value Benefit Base for MarketLock Income Plus is calculated as the greater of purchase payments made in the first contract year and purchase payments made in contract years 2-5, capped at 100% of purchase payments made in the first year plus a bonus, if eligible, or the highest anniversary date contract value less purchase payments in years 2-5 over the first year purchase payments.

     PREMIUM TAXES: Premium taxes or other taxes payable to a state or other governmental entity will be charged against the contract values. The rate will range up to 3.5%. Some states assess premium taxes at the time purchase payments are made; whereas some states assess premium taxes at the time annuity payments begin or at the time of surrender. There are certain states that do not assess premium taxes. The Company currently deducts premium taxes at the time of surrender or upon annuitization; however, it reserves the right to deduct any premium taxes when incurred or upon payment of the death benefit. Premium taxes are recorded as redemptions in the Statement of Changes in Net Assets.

     SEPARATE ACCOUNT INCOME TAXES: The Company currently does not maintain a provision for taxes, but has reserved the right to establish such a provision for taxes in the future if it determines, in its sole discretion, that it will incur a tax as a result of the operation of the Separate Account.

5.   PURCHASES AND SALES OF INVESTMENTS

     The aggregate cost of the Trusts' shares acquired and the aggregate proceeds from shares sold during the period ended December 31, 2008 consist of the following:

                                                           Cost of Shares   Proceeds from
Variable Accounts                                             Acquired       Shares sold
-----------------                                          --------------   -------------
ANCHOR TRUST:
Asset Allocation Portfolio (Class 1)                       $    1,576,243   $   2,390,608
Capital Appreciation Portfolio (Class 1)                        3,572,459       5,212,890
Government and Quality Bond Portfolio (Class 1)                 5,296,017       7,315,288
Growth Portfolio (Class 1)                                      2,095,612       2,782,408
Natural Resources Portfolio (Class 1)                           1,810,163       2,355,110

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

5.   PURCHASES AND SALES OF INVESTMENTS (continued)

                                                            Cost of Shares   Proceeds from
Variable Accounts                                              Acquired       Shares sold
-----------------                                           --------------   -------------
ANCHOR TRUST (continued):
Asset Allocation Portfolio (Class 3)                        $    1,077,028   $     503,944
Capital Appreciation Portfolio (Class 3)                         7,504,887       2,335,599
Government and Quality Bond Portfolio (Class 3)                 12,634,894      10,444,899
Growth Portfolio (Class 3)                                       3,668,793       1,339,734
Natural Resources Portfolio (Class 3)                            5,081,262       1,389,869

SUNAMERICA TRUST:
Aggressive Growth Portfolio (Class 1)                       $      193,282   $   1,391,029
Alliance Growth Portfolio (Class 1)                                656,275       5,042,511
Balanced Portfolio (Class 1)                                       315,013       1,584,543
Blue Chip Growth Portfolio (Class 1)                               175,540         662,753
Capital Growth Portfolio (Class 1)                                 309,865         242,888
Cash Management Portfolio (Class 1)                             11,718,423      11,981,000
Corporate Bond Portfolio (Class 1)                                 765,585       2,371,494
Davis Venture Value Portfolio (Class 1)                          5,146,108       9,550,463
Dogs of Wall Street Portfolio (Class 1)                            625,042         698,506
Emerging Markets Portfolio (Class 1)                             2,322,916       2,388,189
Equity Opportunities Portfolio (Class 1)                         2,038,501       1,343,862
Fundamental Growth Portfolio (Class 1)                             458,086       1,286,819
Global Bond Portfolio (Class 1)                                  1,691,651       1,836,725
Global Equities Portfolio (Class 1)                                740,529       1,509,746
Growth Opportunities Portfolio (Class 1)                           351,602         393,316
Growth-Income Portfolio (Class 1)                                2,071,263       4,460,418
High-Yield Bond Portfolio (Class 1)                              1,598,463       4,698,110
International Diversified Equities Portfolio (Class 1)           1,228,173       2,026,044
International Growth and Income Portfolio (Class 1)              1,303,029       3,367,519
MFS Massachusetts Investors Trust Portfolio (Class 1)              121,185       2,142,025
MFS Total Return Portfolio (Class 1)                             1,691,793       4,441,191
Mid-Cap Growth Portfolio (Class 1)                                 227,241       1,061,378
Real Estate Portfolio (Class 1)                                    783,077       1,411,200
Technology Portfolio (Class 1)                                     134,223         265,550
Telecom Utility Portfolio (Class 1)                                174,136         470,260
Total Return Bond Portfolio (Class 1)                              305,345         801,821
Aggressive Growth Portfolio (Class 3)                              155,304         204,509
Alliance Growth Portfolio (Class 3)                                673,875       1,556,824
American Funds Asset Allocation SAST Portfolio (Class 3)           890,294         133,533
American Funds Global Growth SAST Portfolio (Class 3)            3,952,176         272,003
American Funds Growth SAST Portfolio (Class 3)                   5,195,334         264,211

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

5.   PURCHASES AND SALES OF INVESTMENTS (continued)

                                                            Cost of Shares   Proceeds from
Variable Accounts                                              Acquired       Shares sold
-----------------                                           --------------   -------------
SUNAMERICA TRUST (continued):
American Funds Growth-Income SAST Portfolio (Class 3)       $    4,894,867   $     295,450
Balanced Portfolio (Class 3)                                       127,161         348,085
Blue Chip Growth Portfolio (Class 3)                               563,746         344,275
Capital Growth Portfolio (Class 3)                               1,776,729         181,317
Cash Management Portfolio (Class 3)                             11,039,489       7,991,783
Corporate Bond Portfolio (Class 3)                               7,688,470       3,343,703
Davis Venture Value Portfolio (Class 3)                          8,569,801       3,417,220
Dogs of Wall Street Portfolio (Class 3)                            482,254         210,088
Emerging Markets Portfolio (Class 3)                             6,729,849         918,059
Equity Opportunities Portfolio (Class 3)                           559,710         321,842
Foreign Value Portfolio (Class 3)                                6,598,429       2,134,871
Fundamental Growth Portfolio (Class 3)                           3,109,064         368,854
Global Bond Portfolio (Class 3)                                  3,513,397       1,352,386
Global Equities Portfolio (Class 3)                                680,704         432,809
Growth Opportunities Portfolio (Class 3)                         1,768,799         338,119
Growth-Income Portfolio (Class 3)                                  368,746         280,142
High-Yield Bond Portfolio (Class 3)                              1,373,874         669,359
International Diversified Equities Portfolio (Class 3)           3,856,689       1,684,905
International Growth and Income Portfolio (Class 3)              9,018,786         859,082
Marsico Focused Growth Portfolio (Class 3)                         949,798         112,027
MFS Massachusetts Investors Trust Portfolio (Class 3)            2,492,867         460,205
MFS Total Return Portfolio (Class 3)                             3,218,706       1,512,688
Mid-Cap Growth Portfolio (Class 3)                                 926,360         643,550
Real Estate Portfolio (Class 3)                                  5,685,499         938,855
Small & Mid Cap Value Portfolio (Class 3)                        7,516,951       1,377,706
Small Company Value Portfolio (Class 3)                          2,820,110         421,067
Technology Portfolio (Class 3)                                     522,265         111,177
Telecom Utility Portfolio (Class 3)                                391,277          76,757
Total Return Bond Portfolio (Class 3)                            6,472,332       1,479,310

VAN KAMPEN TRUST (Class II):
Capital Growth Portfolio                                    $      106,260   $      91,299
Comstock Portfolio                                               3,650,245       1,122,450
Growth and Income Portfolio                                      7,218,690       2,025,885

PRINCIPAL FUNDS (Class 2):
Diversified International Account                           $      162,299   $     125,885
Equity Income Account                                              274,734         781,143

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

5.   PURCHASES AND SALES OF INVESTMENTS (continued)

                                                            Cost of Shares   Proceeds from
Variable Accounts                                              Acquired       Shares sold
-----------------                                           --------------   -------------
PRINCIPAL FUNDS (Class 2) (continued):
Income Account                                              $       40,677   $     265,181
LargeCap Blend Account II                                           66,521          42,759
LargeCap Growth Account                                                747          57,338
MidCap Stock Account                                               610,305         199,707
Money Market Account                                             1,281,371         757,582
Mortgage Securities Account                                            597           3,428
Real Estate Securities Account                                      13,593          22,323
SAM Balanced Portfolio                                           3,774,659       3,096,795
SAM Conservative Balanced Portfolio                                121,860         646,203
SAM Conservative Growth Portfolio                                  464,546         847,642
SAM Flexible Income Portfolio                                      484,212         923,751
SAM Strategic Growth Portfolio                                      75,970         171,216
Short-Term Income Account                                          105,631          89,833
SmallCap Growth Account II                                             404          97,198
West Coast Equity Account                                           71,129         285,787

COLUMBIA TRUST I (Class A):
Columbia High Yield Fund, Variable Series                   $       85,441   $      63,843
Columbia Marsico Focused Equities Fund, Variable Series            215,293          40,992

AMERICAN SERIES (Class 2):
Asset Allocation Fund                                       $      925,689   $     118,151
Global Growth Fund                                               3,000,365       2,081,628
Growth Fund                                                      3,813,161       1,711,433
Growth-Income Fund                                               3,892,306       2,674,285

LORD ABBETT FUND (Class VC):
Growth and Income Portfolio                                 $    4,465,491   $     912,690
Mid Cap Value Portfolio                                             70,384          80,071

MTB TRUST:
MTB Large Cap Growth Fund II                                $       67,483   $       3,608
MTB Large Cap Value Fund II                                         82,384           7,978
MTB Managed Allocation Fund - Aggressive Growth II                  51,267           4,243
MTB Managed Allocation Fund - Conservative Growth II (1)            22,893             473
MTB Managed Allocation Fund - Moderate Growth II                    98,470          12,773

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

5.   PURCHASES AND SALES OF INVESTMENTS (continued)

                                                            Cost of Shares   Proceeds from
Variable Accounts                                              Acquired       Shares sold
-----------------                                           --------------   -------------
FRANKLIN TEMPLETON TRUST (Class 2):
Franklin Income Securities Fund (2)                         $    1,087,895   $      43,470
Franklin Templeton VIP Founding Funds Allocation Fund (2)        2,145,377          23,803

(1)  For the period from May 12, 2008 (inception) to December 31, 2008

(2)  For the period from February 4, 2008 (inception) to December 31, 2008

6.   OTHER MATTERS

     In September 2008, AIG experienced a severe strain on its liquidity that resulted in AIG on September 22, 2008, entering into an $85 billion revolving credit facility and a guarantee and pledge agreement with the Federal Reserve Bank of New York ("NY Fed"). Pursuant to the credit facility agreement, on March 4, 2009, AIG issued 100,000 shares of Series C Perpetual, Convertible, Participating Preferred Stock, par value $5.00 per share and at an initial liquidation preference of $5.00 per share (the "Series C Preferred Stock") to the AIG Credit Facility Trust, a trust established for the sole benefit of the United States Treasury. The Series C Preferred Stock is entitled to (i) participate in any dividends paid on the common stock with the payments attributable to the Series C Preferred Stock being approximately 79.9 percent of the aggregate dividends paid on AIG's common stock, treating the Series C Preferred Stock as if converted and (ii) vote with AIG's common stock on all matters submitted to AIG shareholders, and holds approximately 79.9 percent of the aggregate voting power of the common stock, treating the Series C Preferred Stock as if converted. The Series C Preferred Stock will remain outstanding even if the Credit Facility is repaid in full or otherwise terminates.

     The credit facility obligations are guaranteed by certain AIG subsidiaries and the obligations are secured by a pledge of certain assets of AIG and its subsidiaries. The Company is not a guarantor of the credit facility obligations and it has not pledged any assets to secure those obligations.

     On November 25, 2008, AIG entered into an agreement with the U.S. Department of the Treasury pursuant to which, among other things, AIG issued and sold to the U.S. Department of the Treasury, as part of the Troubled Assets Relief Program, $40 billion of Series D Fixed Rate Cumulative Perpetual Preferred Stock, par value $5.00 per share, (the "Series D Preferred Stock"), and a 10-year warrant to purchase 53,798,766 shares of common stock (the "Warrant"). The proceeds from the sale of the Series D Preferred Stock and the Warrant were used to repay borrowings under the credit facility and, in connection therewith, the maximum commitment amount under the credit facility agreement was reduced from $85 billion to $60 billion.

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

6.   OTHER MATTERS (continued)

     During the fourth quarter of 2008, AIG and certain of its subsidiaries entered into an agreement with the NY Fed in connection with the special purpose financing vehicle known as Maiden Lane III LLC. The Company was not a party to this agreement and this transaction did not affect the Company's financial condition, results of operations or cash flows.

     On December 12, 2008, AIG, certain of AIG's wholly owned U.S. life insurance subsidiaries, and AIG Securities Lending Corp., another AIG subsidiary (the "AIG Agent"), entered into an agreement with Maiden Lane II LLC, a Delaware limited liability company whose sole member is the NY Fed ("ML II"). Pursuant to the agreement, the life insurance subsidiaries (including the Company) sold to ML II all of their undivided interests in a pool of $39.3 billion face amount of residential mortgage-backed securities ("RMBS") held by the AIG Agent, as agent of the life insurance subsidiaries, in connection with AIG's U.S. securities lending program. In exchange for the RMBS, the life insurance subsidiaries received an initial purchase price of $19.8 billion plus the right to receive deferred contingent portions of the total purchase price. Additionally, the Company received an economic interest in ML II valued at $31.7 million. As a result of these actions, the U.S. securities lending program, and the interim agreement entered into with the NY Fed whereby the NY Fed borrowed securities from AIG subsidiaries in exchange for cash collateral, were terminated.

7.   SUBSEQUENT EVENTS

     On March 2, 2009, AIG and the NY Fed announced their intent to enter into a transaction pursuant to which AIG will transfer to the NY Fed preferred equity interests in newly-formed special purpose vehicles (SPVs), in settlement of a portion of the outstanding balance of the credit facility. Each SPV will have (directly or indirectly) as its only asset 100 percent of the common stock of an AIG operating subsidiary (American International Assurance Company, Limited, together with American International Assurance Company (Bermuda) Limited ("AIA") in one case and American Life Insurance Company ("ALICO") in the other). AIG expects to own the common interests of each SPV. In exchange for the preferred equity interests received by the NY Fed, there would be a concurrent substantial reduction in the outstanding balance and maximum available amount to be borrowed on the credit facility.

     AIG and the NY Fed also announced their intent to enter into a securitization transaction pursuant to which AIG will issue to the NY Fed senior certificates in one or more newly-formed SPVs backed by inforce blocks of life insurance policies in settlement of a portion of the outstanding balance of the credit facility. The amount of the credit facility reduction will be based on the proceeds received. The SPVs are expected to be consolidated by AIG. These transfers are subject to agreement on definitive terms and regulatory approvals at a later

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

7.   SUBSEQUENT EVENTS (continued)

     date. The Company is not currently anticipated to be a party to the proposed securitization transaction.

     On October 3, 2008, AIG announced a restructuring plan under which AIG's Life Insurance & Retirement Services operations and certain other businesses would be divested in whole or in part, including the Company. Since that time, AIG has sold certain businesses and assets and has entered into contracts to sell others. However, global market conditions have continued to deteriorate, posing risks to AIG's ability to divest assets at acceptable values. AIG's restructuring plan has evolved in response to these market conditions. Specifically, AIG's current plans involve transactions between AIG and the NY Fed with respect to AIA and ALICO as noted above, as well as preparation for a potential sale of a minority stake in its property and casualty and foreign general insurance businesses. The Company is continuing to explore other restructuring alternatives to enhance its market competitiveness.

     On April 17, 2009, AIG entered into an exchange agreement with the U.S. Department of the Treasury pursuant to which, among other things, the U.S. Department of the Treasury exchanged 4,000,000 shares of the Series D Preferred Stock for 400,000 shares of AIG's Series E Fixed Rate Non-Cumulative Perpetual Preferred Stock, par value $5.00 per share (the "Series E Preferred Stock"). The exchange agreement permits the U.S. Department of the Treasury in certain circumstances to exchange the Warrant for 53,798,766 shares of Series C Preferred Stock.

     On April 17, 2009, AIG and the NY Fed amended the terms of the credit facility agreement to, among other things, remove the minimum 3.5 percent LIBOR rate. AIG also entered into a purchase agreement with the U.S. Department of the Treasury pursuant to which, among other things, AIG issued and sold to the U.S. Department of the Treasury 300,000 shares of Series F Fixed Rate Non-Cumulative Perpetual Preferred Stock, par value $5.00 per share (the "Series F Preferred Stock"), each share with a zero initial liquidation preference, and a warrant to purchase up to 3,000 shares of common stock. Pursuant to the purchase agreement, the U.S. Department of the Treasury has committed for five years to provide immediately available funds in an amount up to $29.835 billion so long as
     (i) AIG is not a debtor in a pending case under Title 11 of the United States Code and (ii) The AIG Credit Facility Trust and the U.S. Department of the Treasury in the aggregate own more than 50 percent of the aggregate voting power of AIG's voting securities. The liquidation preference of the AIG Series F Preferred Stock will increase, on a pro rata basis, by the amount of any draw down on the commitment. The amount of funds available under the commitment will be decreased by the aggregate amount of financial assistance that the U.S. Department of the Treasury provides to AIG, its subsidiaries or any special purpose vehicle established by or for the benefit of AIG or any of its subsidiaries after April 17, 2009, unless otherwise specified by the U.S. Department of the Treasury, in its sole discretion, under the terms of such financial assistance.

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

7.   SUBSEQUENT EVENTS (continued)

     In connection with the preparation of its annual report on Form 10-K for the year ended December 31, 2008, AIG management assessed whether AIG has the ability to continue as a going concern for the next twelve months. Based on the U.S. government's continuing commitment, the agreements in principle and the other expected transactions with the NY Fed and the U.S. Department of the Treasury, AIG management's plans to stabilize AIG's businesses and dispose of its non-core assets, and after consideration of the risks and uncertainties to such plans, AIG management believes that it will have adequate liquidity to finance and operate AIG's businesses, execute its asset disposition plan and repay its obligations during this period. It is possible that the actual outcome of one or more of AIG management's plans could be materially different, or that one or more of AIG management's significant judgments or estimates about the potential effects of these risks and uncertainties could prove to be materially incorrect. If one or more of these possible outcomes is realized, AIG may need additional U.S. government support to meet its obligations as they come due. If AIG is unable to meet its obligations as they come due, management does not currently anticipate this to have a material impact on the financial statements of the Separate Account.

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

8.   UNIT VALUES

     A summary of unit values and units outstanding for variable accounts and the expense ratios, excluding expenses of the underlying funds, total return and investment income ratios for the periods ended December 31, 2008, 2007, 2006, 2005, and 2004, follows:

                          At December 31                              For the Year Ended December 31
          ----------------------------------------------   ---------------------------------------------------
                        Unit Fair Value                     Expense Ratio   Investment        Total Return
                           Lowest to          Net Assets       Lowest         Income           Lowest to
  Year      Units       Highest ($) (6)           ($)      to Highest (1)    Ratio (2)        Highest (3)
-------   ---------   -------------------     ----------   --------------   ----------   ---------------------
ASSET ALLOCATION PORTFOLIO (CLASS 1)
   2008     234,020                 20.49      4,793,858            1.52%    2.96%                      -24.21%
   2007     312,307                 27.03      8,441,259            1.52%    2.73%                        6.81%
   2006     394,248                 25.31      9,977,259            1.52%    3.26%                        9.64%
   2005     499,496                 23.08     11,529,434            1.52%    3.02%                        3.39%
   2004     592,265                 22.33     13,222,798            1.52%    2.72%                        8.67%
CAPITAL APPRECIATION PORTFOLIO (CLASS 1)
   2008     326,438                 32.20     10,510,598            1.52%    0.00%                      -41.25%
   2007     431,219                 54.81     23,633,281            1.52%    0.33%                       25.78%
   2006     541,588                 43.57     23,597,538            1.52%    0.14%                        9.74%
   2005     669,723                 39.70     26,590,277            1.52%    0.30%                        9.96%
   2004     778,474                 36.11     28,107,879            1.52%    0.00%                        7.46%
GOVERNMENT AND QUALITY BOND PORTFOLIO (CLASS 1)
   2008     644,341                 18.78     12,100,714            1.52%    3.96%                        2.76%
   2007     774,986                 18.27     14,162,953            1.52%    3.74%                        4.69%
   2006     938,287                 17.46     16,379,702            1.52%    3.58%                        1.74%
   2005   1,268,280                 17.16     21,760,624            1.52%    3.82%                        1.09%
   2004   1,402,281                 16.97     23,800,048            1.52%    4.70%                        1.85%
GROWTH PORTFOLIO (CLASS 1)
   2008     236,291                 21.85      5,163,243            1.52%    0.73%                      -41.32%
   2007     309,303                 37.23     11,517,240            1.52%    0.69%                        8.53%
   2006     373,400                 34.31     12,810,872            1.52%    0.60%                       11.58%
   2005     458,975                 30.75     14,112,895            1.52%    0.87%                        5.51%
   2004     552,085                 29.14     16,089,621            1.52%    0.55%                        9.18%
NATURAL RESOURCES PORTFOLIO (CLASS 1)
   2008     105,729                 33.13      3,503,249            1.52%    0.89%                      -50.56%
   2007     140,008                 67.01      9,382,357            1.52%    1.09%                       38.09%
   2006     178,574                 48.53      8,665,254            1.52%    0.62%                       23.05%
   2005     214,268                 39.44      8,449,994            1.52%    0.50%                       43.91%
   2004     191,845                 27.41      5,257,517            1.52%    0.73%                       23.16%
ASSET ALLOCATION PORTFOLIO (CLASS 3)
   2008     113,415   11.25     to  19.98(4)   2,236,326   0.85% to 1.77%    2.98%       -24.59%     to -23.89%
   2007     107,800   26.50     to  26.60(4)   2,865,079   1.52% to 1.77%    2.66%         6.28%     to   6.54%
   2006      97,095   24.78     to  24.97      2,422,849   1.52% to 1.72%    3.36%         9.15%     to   9.37%(5)
   2005      47,448   22.70     to  22.83      1,082,724   1.52% to 1.72%    2.92%         2.93%     to   3.13%
   2004      33,192   22.06     to  22.13        734,449   1.52% to 1.72%    2.88%(13)     2.19%(13) to   8.39%

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

8.   UNIT VALUES (continued)

                          At December 31                              For the Year Ended December 31
          ----------------------------------------------   ---------------------------------------------------
                        Unit Fair Value                     Expense Ratio   Investment        Total Return
                           Lowest to          Net Assets      Lowest          Income           Lowest to
  Year      Units       Highest ($) (6)           ($)      to Highest (1)    Ratio (2)        Highest (3)
-------   ---------   -------------------     ----------   --------------   ----------   ---------------------
CAPITAL APPRECIATION PORTFOLIO (CLASS 3)
   2008     483,122    7.91     to  10.50(4)  12,995,503   0.85% to 1.90%    0.00%       -41.63%     to -41.01%
   2007     415,143   17.79     to  53.43(4)  20,055,223   0.85% to 1.77%    0.15%        25.16%     to  26.32%
   2006     334,692   14.09     to  42.69(4)  14,012,679   0.85% to 1.77%    0.00%         3.91%(19) to   6.02%(5)(18)
   2005     209,725   39.19     to  39.43(4)   8,264,715   1.52% to 1.72%    0.09%         9.47%     to   9.69%(5)
   2004     110,915   35.80     to  35.95(4)   3,986,461   1.52% to 1.72%    0.00%         7.00%     to   7.20%(5)
GOVERNMENT AND QUALITY BOND PORTFOLIO (CLASS 3)
   2008   1,449,095   10.78     to  14.88(4)  26,105,975   0.85% to 1.90%    4.08%         2.12%     to   3.19%
   2007   1,343,538   14.42     to  17.76(4)  23,995,800   0.85% to 1.77%    3.76%         4.17%     to   5.13%(5)
   2006     971,781   13.71     to  17.05(4)  16,715,764   0.85% to 1.77%    3.57%         0.53%(19) to   4.19%(5)(18)
   2005     720,156   16.89     to  17.00     12,225,439   1.52% to 1.72%    3.90%         0.64%     to   0.84%
   2004     429,431   16.78     to  16.85      7,233,864   1.52% to 1.72%    5.47%(7)      0.21%(7)  to   1.60%
GROWTH PORTFOLIO (CLASS 3)
   2008     316,917    6.84     to   8.09(4)   6,474,338   0.85% to 1.90%    0.45%       -41.69%     to -41.07%
   2007     283,565   36.24     to  36.76(4)  10,375,610   1.52% to 1.77%    0.49%         8.00%     to   8.27%(5)
   2006     256,933   33.67     to  33.95      8,713,522   1.52% to 1.72%    0.41%        11.08%     to  11.30%(5)
   2005     211,282   30.31     to  30.51      6,440,048   1.52% to 1.72%    0.71%         5.04%     to   5.25%
   2004     124,808   28.86     to  28.99      3,616,619   1.52% to 1.72%    0.38%(7)      6.87%(7)  to   8.91%
NATURAL RESOURCES PORTFOLIO (CLASS 3)
   2008     189,295    6.88     to   7.04(4)   5,574,546   0.85% to 1.90%    0.67%       -50.87%     to -50.35%
   2007     136,467   13.85     to  65.23(4)   8,543,766   0.85% to 1.77%    1.01%        37.40%     to  38.67%
   2006      94,544    9.99     to  47.50(4)   4,473,238   0.85% to 1.72%    0.53%        -0.10%(18) to  22.50%(5)
   2005      41,266   38.78     to  39.09      1,608,771   1.52% to 1.72%    0.34%        43.27%     to  43.55%
   2004      13,871                 27.23        377,750            1.52%    0.60%                       22.88%
AGGRESSIVE GROWTH PORTFOLIO (CLASS 1)
   2008     224,748                  8.05      1,809,108            1.52%    0.58%                      -53.35%
   2007     311,668                 17.25      5,378,067            1.52%    0.54%                       -1.99%
   2006     437,597                 17.60      7,704,037            1.52%    0.10%                       11.58%
   2005     544,544                 15.78      8,591,508            1.52%    0.00%                        7.10%
   2004     642,749                 14.73      9,468,882            1.52%    0.00%                       15.02%
ALLIANCE GROWTH PORTFOLIO (CLASS 1)
   2008     470,096                 21.84     10,268,696            1.52%    0.15%                      -41.63%
   2007     605,572                 37.42     22,663,561            1.52%    0.05%                       12.88%
   2006     837,107                 33.15     27,754,618            1.52%    0.12%                       -0.75%
   2005   1,069,885                 33.40     35,739,139            1.52%    0.38%                       14.86%
   2004   1,299,688                 29.08     37,797,322            1.52%    0.31%                        6.31%
BALANCED PORTFOLIO (CLASS 1)
   2008     300,550                 12.43      3,734,308            1.52%    3.19%                      -27.01%
   2007     390,821                 17.02      6,652,880            1.52%    2.77%                        3.81%
   2006     507,142                 16.40      8,315,962            1.52%    2.57%                        9.19%
   2005     668,675                 15.02     10,041,574            1.52%    2.39%                        0.36%
   2004     849,220                 14.96     12,707,363            1.52%    1.49%                        5.16%

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

8.   UNIT VALUES (continued)

                          At December 31                              For the Year Ended December 31
          ----------------------------------------------   ---------------------------------------------------
                        Unit Fair Value                     Expense Ratio   Investment        Total Return
                           Lowest to          Net Assets      Lowest          Income           Lowest to
  Year      Units       Highest ($) (6)           ($)      to Highest (1)    Ratio (2)        Highest (3)
-------   ---------   -------------------     ----------   --------------   ----------   ---------------------
BLUE CHIP GROWTH PORTFOLIO (CLASS 1)
   2008     206,094                  4.29        884,535            1.52%    0.41%                      -39.92%
   2007     283,134                  7.14      2,022,555            1.52%    0.35%                       12.35%
   2006     275,644                  6.36      1,752,678            1.52%    0.24%                        4.97%
   2005     286,791                  6.06      1,737,179            1.52%    0.59%                        1.00%
   2004     313,189                  6.00      1,878,279            1.52%    0.16%                        3.65%
CAPITAL GROWTH PORTFOLIO (CLASS 1)
   2008     122,752                  4.94        606,454            1.52%    0.00%                      -45.99%
   2007     112,149                  9.15      1,025,914            1.52%    1.13%                       11.84%
   2006     130,205                  8.18      1,064,938            1.52%    0.33%                       14.89%
   2005      97,904                  7.12        697,009            1.52%    0.44%                        2.04%
   2004     121,358                  6.97        846,471            1.52%    0.00%                       11.31%
CASH MANAGEMENT PORTFOLIO (CLASS 1)
   2008     801,601                 13.74     11,013,417            1.52%    3.79%                       -0.35%
   2007     838,478                 13.79     11,560,079            1.52%    3.59%                        2.93%
   2006     731,417                 13.39      9,796,654            1.52%    2.70%                        3.05%
   2005     774,741                 13.00     10,069,463            1.52%    0.92%                        1.24%
   2004     834,881                 12.84     10,718,308            1.52%    0.80%                       -0.70%
CORPORATE BOND PORTFOLIO (CLASS 1)
   2008     277,466                 16.94      4,699,639            1.52%    4.21%                       -9.17%
   2007     376,365                 18.65      7,018,427            1.52%    3.75%                        3.89%
   2006     451,616                 17.95      8,106,771            1.52%    4.25%                        4.26%
   2005     615,116                 17.22     10,590,606            1.52%    4.44%                        0.37%
   2004     706,500                 17.15     12,118,766            1.52%    4.89%                        5.21%
DAVIS VENTURE VALUE PORTFOLIO (CLASS 1)
   2008     759,922                 24.74     18,798,296            1.52%    1.57%                      -39.09%
   2007     998,715                 40.62     40,562,908            1.52%    0.84%                        4.06%
   2006   1,246,273                 39.03     48,642,189            1.52%    0.97%                       13.57%
   2005   1,505,818                 34.37     51,750,951            1.52%    0.99%                        8.94%
   2004   1,723,559                 31.55     54,372,456            1.52%    0.86%                       11.80%
"DOGS" OF WALL STREET PORTFOLIO (CLASS 1)
   2008     127,465                  9.13      1,163,088            1.52%    3.31%                      -27.70%
   2007     161,862                 12.62      2,042,844            1.52%    2.40%                       -3.41%
   2006     204,092                 13.07      2,666,848            1.52%    2.46%                       19.81%
   2005     248,632                 10.91      2,711,597            1.52%    2.29%                       -4.20%
   2004     291,495                 11.38      3,318,564            1.52%    2.28%                        7.97%
EMERGING MARKETS PORTFOLIO (CLASS 1)
   2008     242,671                 11.44      2,776,870            1.52%    1.43%                      -57.27%
   2007     343,033                 26.78      9,186,700            1.52%    1.83%                       39.25%
   2006     507,829                 19.23      9,766,665            1.52%    0.97%                       29.13%
   2005     552,174                 14.89      8,223,841            1.52%    0.34%                       35.14%
   2004     522,719                 11.02      5,760,779            1.52%    1.08%                       22.63%

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

8.   UNIT VALUES (continued)

                          At December 31                              For the Year Ended December 31
          ----------------------------------------------   ---------------------------------------------------
                        Unit Fair Value                    Expense Ratio    Investment        Total Return
                           Lowest to          Net Assets       Lowest         Income           Lowest to
  Year      Units       Highest ($) (6)           ($)      to Highest (1)    Ratio (2)        Highest (3)
-------   ---------   -------------------     ----------   --------------   ----------   ---------------------
EQUITY OPPORTUNITIES PORTFOLIO (CLASS 1)
   2008     268,348                 12.46      3,345,205            1.52%    1.58%                      -39.40%
   2007     289,893                 20.57      5,963,389            1.52%    1.66%                       -1.40%
   2006     380,114                 20.86      7,930,109            1.52%    1.54%                       14.94%
   2005     466,182                 18.15      8,461,380            1.52%    1.47%                        3.09%
   2004     591,397                 17.60     10,406,604            1.52%    1.41%                        8.23%
FUNDAMENTAL GROWTH PORTFOLIO (CLASS 1)
   2008     231,949                 11.72      2,717,945            1.52%    0.00%                      -45.67%
   2007     279,353                 21.57      6,025,255            1.52%    0.00%                       13.41%
   2006     370,504                 19.02      7,044,969            1.52%    0.02%                        4.19%
   2005     473,972                 18.25      8,650,232            1.52%    0.60%                        4.47%
   2004     559,649                 17.47      9,777,261            1.52%    0.13%                        3.42%
GLOBAL BOND PORTFOLIO (CLASS 1)
   2008     150,429                 20.56      3,092,067            1.52%    3.00%                        4.07%
   2007     163,504                 19.75      3,229,381            1.52%    0.58%                        9.70%
   2006     180,544                 18.01      3,250,643            1.52%    9.05%                        2.30%
   2005     227,066                 17.60      3,996,385            1.52%    3.14%                        3.01%
   2004     225,858                 17.09      3,858,924            1.52%    0.00%                        2.40%
GLOBAL EQUITIES PORTFOLIO (CLASS 1)
   2008     173,662                 14.77      2,565,924            1.52%    2.18%                      -44.25%
   2007     215,330                 26.50      5,706,422            1.52%    1.15%                       10.18%
   2006     261,380                 24.05      6,286,525            1.52%    0.91%                       22.00%
   2005     309,442                 19.71      6,100,144            1.52%    0.28%                       14.04%
   2004     323,370                 17.28      5,589,415            1.52%    0.29%                       10.18%
GROWTH OPPORTUNITIES PORTFOLIO (CLASS 1)
   2008     131,247                  4.29        562,699            1.52%    0.00%                      -36.85%
   2007     139,965                  6.79        950,205            1.52%    0.00%                       19.73%
   2006     142,002                  5.67        805,175            1.52%    0.00%                       11.73%
   2005      94,760                  5.07        480,912            1.52%    0.00%                        6.03%
   2004     250,369                  4.79      1,198,381            1.52%    0.00%                        4.57%
GROWTH-INCOME PORTFOLIO (CLASS 1)
   2008     419,150                 19.49      8,168,268            1.52%    1.04%                      -43.77%
   2007     558,140                 34.65     19,342,480            1.52%    0.88%                        9.44%
   2006     742,995                 31.66     23,526,553            1.52%    0.70%                        5.81%
   2005     919,440                 29.92     27,515,259            1.52%    0.54%                        5.58%
   2004   1,211,477                 28.34     34,336,738            1.52%    0.68%                        9.85%
HIGH-YIELD BOND PORTFOLIO (CLASS 1)
   2008     242,408                 14.06      3,407,990            1.52%    9.95%                      -33.18%
   2007     436,769                 21.04      9,189,786            1.52%    7.21%                       -0.15%
   2006     573,502                 21.07     12,084,690            1.52%    7.55%                       12.94%
   2005     620,626                 18.66     11,579,603            1.52%    9.09%                        7.23%
   2004     770,474                 17.40     13,406,727            1.52%    8.71%                       15.69%

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

8.   UNIT VALUES (continued)

                          At December 31                              For the Year Ended December 31
          ----------------------------------------------   ---------------------------------------------------
                        Unit Fair Value                     Expense Ratio   Investment        Total Return
                           Lowest to          Net Assets      Lowest          Income           Lowest to
  Year      Units       Highest ($) (6)           ($)      to Highest (1)    Ratio (2)        Highest (3)
-------   ---------   -------------------     ----------   --------------   ----------   ---------------------
INTERNATIONAL DIVERSIFIED EQUITIES PORTFOLIO (CLASS 1)
   2008     385,914                  9.86      3,806,888            1.52%    3.31%                      -40.38%
   2007     465,852                 16.54      7,707,529            1.52%    1.98%                       13.61%
   2006     545,060                 14.56      7,937,585            1.52%    0.40%                       21.59%
   2005     650,604                 11.98      7,791,843            1.52%    1.53%                       12.06%
   2004     657,331                 10.69      7,024,917            1.52%    1.92%                       14.73%
INTERNATIONAL GROWTH AND INCOME PORTFOLIO (CLASS 1)
   2008     329,822                 10.64      3,508,360            1.52%    2.67%                      -46.73%
   2007     499,348                 19.97      9,970,653            1.52%    1.53%                        5.55%
   2006     618,360                 18.92     11,697,749            1.52%    1.32%                       25.13%
   2005     681,700                 15.12     10,305,980            1.52%    0.89%                       12.56%
   2004     697,293                 13.43      9,365,125            1.52%    1.29%                       19.04%
MFS MASSACHUSETTS INVESTORS TRUST PORTFOLIO (CLASS 1)
   2008     215,894                 17.02      3,675,337            1.52%    0.93%                      -33.46%
   2007     303,773                 25.58      7,771,754            1.52%    1.11%                        8.91%
   2006     385,451                 23.49      9,055,026            1.52%    0.68%                       11.48%
   2005     473,467                 21.07      9,977,675            1.52%    0.79%                        6.10%
   2004     514,492                 19.86     10,218,994            1.52%    0.81%                       10.17%
MFS TOTAL RETURN PORTFOLIO (CLASS 1)
   2008     414,277                 22.16      9,179,787            1.52%    3.06%                      -23.20%
   2007     560,824                 28.85     16,180,092            1.52%    2.49%                        2.67%
   2006     674,463                 28.10     18,952,867            1.52%    2.36%                       10.31%
   2005     790,163                 25.47     20,129,311            1.52%    2.13%                        1.49%
   2004     856,284                 25.10     21,492,849            1.52%    0.19%                        9.63%
MID-CAP GROWTH PORTFOLIO (CLASS 1)
   2008     313,833                  7.00      2,195,718            1.52%    0.00%                      -44.22%
   2007     388,873                 12.54      4,877,307            1.52%    0.24%                       15.18%
   2006     459,103                 10.89      4,999,231            1.52%    0.00%                        1.02%
   2005     588,780                 10.78      6,346,307            1.52%    0.00%                        1.63%
   2004     671,951                 10.61      7,126,580            1.52%    0.00%                       12.37%
REAL ESTATE PORTFOLIO (CLASS 1)
   2008     133,956                 14.72      1,971,981            1.52%    3.00%                      -44.74%
   2007     183,435                 26.64      4,886,772            1.52%    1.28%                      -15.64%
   2006     223,005                 31.58      7,042,071            1.52%    1.30%                       32.46%
   2005     254,015                 23.84      6,055,622            1.52%    1.99%                       11.58%
   2004     301,047                 21.36      6,431,727            1.52%    2.56%                       32.53%
TECHNOLOGY PORTFOLIO (CLASS 1)
   2008     194,798                  1.39        270,717            1.52%    0.00%                      -51.88%
   2007     272,152                  2.89        785,794            1.52%    0.00%                       20.10%
   2006     280,818                  2.40        675,112            1.52%    0.00%                       -0.40%
   2005     311,559                  2.41        751,974            1.52%    0.00%                       -1.71%
   2004     424,341                  2.45      1,041,756            1.52%    0.00%                       -4.00%

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

8.   UNIT VALUES (continued)

                          At December 31                              For the Year Ended December 31
          ----------------------------------------------   ---------------------------------------------------
                        Unit Fair Value                     Expense Ratio   Investment        Total Return
                           Lowest to          Net Assets      Lowest          Income           Lowest to
  Year      Units       Highest ($) (6)           ($)      to Highest (1)    Ratio (2)        Highest (3)
-------   ---------   -------------------     ----------   --------------   ----------   ---------------------
TELECOM UTILITY PORTFOLIO (CLASS 1)
   2008      97,398                 11.15      1,085,585            1.52%    2.46%                      -38.39%
   2007     118,963                 18.09      2,152,052            1.52%    2.85%                       19.09%
   2006     146,551                 15.19      2,226,218            1.52%    3.66%                       24.60%
   2005     174,618                 12.19      2,128,916            1.52%    4.13%                        4.91%
   2004     203,888                 11.62      2,369,337            1.52%    4.54%                       15.01%
TOTAL RETURN BOND PORTFOLIO (CLASS 1)
   2008      98,057                 23.03      2,257,658            1.52%    3.34%                        3.49%
   2007     122,457                 22.25      2,724,530            1.52%    6.26%                        3.96%
   2006     147,377                 21.40      3,154,236            1.52%    7.19%                        7.98%
   2005     179,125                 19.82      3,550,350            1.52%    7.41%                        5.69%
   2004     228,525                 18.75      4,285,555            1.52%    6.03%                        7.77%
AGGRESSIVE GROWTH PORTFOLIO (CLASS 3)
   2008     106,908    5.00     to   7.77(4)     840,266   0.85% to 1.77%    0.31%       -53.63%     to -53.20%
   2007     110,612   16.75     to  16.98      1,871,727   1.52% to 1.77%    0.42%        -2.42%     to  -2.17%
   2006      77,923   17.16     to  17.35      1,346,722   1.52% to 1.72%    0.00%        11.08%     to  11.30%(5)
   2005      61,576   15.45     to  15.59        956,442   1.52% to 1.72%    0.00%         6.61%     to   6.83%
   2004      17,532   14.49     to  14.59        255,686   1.52% to 1.72%    0.00%(8)     14.70%(8)  to  14.74%
ALLIANCE GROWTH PORTFOLIO (CLASS 3)
   2008     339,943    5.44     to  21.04(4)   6,984,689   0.85% to 1.77%    0.00%       -41.93%     to -41.39%
   2007     364,831    9.27     to  36.22(4)  12,940,033   0.85% to 1.77%    0.00%        12.31%     to  13.35%
   2006     300,705    8.18     to  32.25(4)   9,641,133   0.85% to 1.77%    0.00%        -0.98%(18) to   3.53%(5)(19)
   2005     168,890   32.74     to  32.96(4)   5,560,552   1.52% to 1.72%    0.20%        14.35%     to  14.58%(5)
   2004     106,128   28.63     to  28.76(4)   3,051,320   1.52% to 1.72%    0.12%(7)      3.17%(7)  to   6.06%
AMERICAN FUNDS ASSET ALLOCATION SAST PORTFOLIO (CLASS 3)
   2008     138,834    7.57     to   7.61      1,055,958   1.52% to 1.77%    1.26%       -31.07%     to -30.90%
   2007      60,994   10.99     to  11.02        671,855   1.52% to 1.77%    0.06%         4.36%     to   4.61%(5)
   2006         599                 10.53          6,306            1.52%    0.00%(19)                    5.34%(19)
   2005          --                    --             --              --       --                           --
   2004          --                    --             --              --       --                           --
AMERICAN FUNDS GLOBAL GROWTH SAST PORTFOLIO (CLASS 3)
   2008     549,023    7.33     to   7.34(4)   4,022,172   1.52% to 1.90%    1.38%       -39.78%     to -39.55%
   2007     176,891   12.10     to  12.14      2,144,751   1.52% to 1.77%    0.00%        12.43%     to  12.71%(5)
   2006       2,269   10.76     to  10.77         24,436   1.52% to 1.77%    0.00%(19)     7.64%(19) to   7.68%(19)
   2005          --                    --             --              --       --                           --
   2004          --                    --             --              --       --                           --
AMERICAN FUNDS GROWTH SAST PORTFOLIO (CLASS 3)
   2008     686,499    6.39     to   6.46      4,423,666   1.52% to 1.90%    0.54%       -45.23%     to -45.03%
   2007     165,497   11.71     to  11.75      1,943,365   1.52% to 1.77%    0.02%         9.97%     to  10.24%(5)
   2006         788                 10.66          8,397            1.52%    0.00%(19)                    6.56%(19)
   2005          --                    --             --              --       --                           --
   2004          --                    --             --              --       --                           --

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

8.   UNIT VALUES (continued)

                          At December 31                              For the Year Ended December 31
          ----------------------------------------------   ---------------------------------------------------
                        Unit Fair Value                     Expense Ratio   Investment        Total Return
                           Lowest to          Net Assets      Lowest          Income           Lowest to
  Year      Units       Highest ($) (6)           ($)      to Highest (1)    Ratio (2)        Highest (3)
-------   ---------   -------------------     ----------   --------------   ----------   ---------------------
AMERICAN FUNDS GROWTH-INCOME SAST PORTFOLIO (CLASS 3)
   2008     787,320    6.63     to   6.70(4)   5,213,567   1.52% to 1.90%    0.94%       -39.22%     to -38.99%
   2007     270,753   10.83     to  10.86(4)   2,938,575   1.52% to 1.77%    0.04%         2.80%     to   3.06%(5)
   2006         971   10.53     to  10.54         10,234   1.52% to 1.77%    0.00%(19)     5.31%(19) to   5.37%(19)
   2005          --                    --             --              --       --                           --
   2004          --                    --             --              --       --                           --
BALANCED PORTFOLIO (CLASS 3)
   2008      48,569   12.01     to  12.21        592,743   1.52% to 1.77%    3.00%       -27.35%     to -27.17%
   2007      63,949   16.53     to  16.76      1,067,741   1.52% to 1.77%    2.85%         3.30%     to   3.56%
   2006      38,174   16.03     to  16.19        616,993   1.52% to 1.72%    2.48%         8.70%     to   8.92%(5)
   2005      28,188   14.75     to  14.86        418,300   1.52% to 1.72%    2.44%        -0.09%     to   0.11%
   2004      19,272   14.76     to  14.84        285,657   1.52% to 1.72%    1.66%(16)     3.81%(16) to   4.91%
BLUE CHIP GROWTH PORTFOLIO (CLASS 3)
   2008     269,789    4.15     to   4.16(4)   1,135,923   0.85% to 1.77%    0.19%       -40.22%     to -39.67%
   2007     233,074    6.89     to   6.94(4)   1,639,385   0.85% to 1.77%    0.13%        11.79%     to  12.82%
   2006     150,701    6.23     to   6.29        947,008   1.52% to 1.72%    0.01%         4.50%     to   4.71%(5)
   2005     104,205    5.96     to   6.01        625,794   1.52% to 1.72%    0.34%         0.54%     to   0.74%
   2004      90,245    5.93     to   5.96        538,030   1.52% to 1.72%    0.00%(8)      3.40%     to   5.09%(8)
CAPITAL GROWTH PORTFOLIO (CLASS 3)
   2008     433,824    5.08     to   6.39(4)   2,135,117   0.85% to 1.90%    0.00%       -46.33%     to -45.76%
   2007     220,270    8.95     to   9.36(4)   1,981,845   0.85% to 1.77%    1.33%        11.30%     to  12.32%(5)
   2006      53,332    7.99     to   8.06        429,275   1.52% to 1.72%    0.11%        14.37%     to  14.60%(5)
   2005      30,873    6.99     to   7.03        217,096   1.52% to 1.72%    0.30%         1.58%     to   1.79%
   2004      10,719                  6.91         74,066            1.52%    0.00%                       11.03%
CASH MANAGEMENT PORTFOLIO (CLASS 3)
   2008     879,922   10.22     to  11.90(4)  11,757,288   0.85% to 1.90%    3.63%        -0.97%     to   0.07%
   2007     664,280   11.89     to  13.39(4)   8,999,290   0.85% to 1.77%    3.82%         2.42%     to   3.37%
   2006     425,399   13.13     to  13.24      5,623,721   1.52% to 1.72%    2.50%         2.59%     to   2.80%(5)
   2005     290,399   12.80     to  12.88      3,736,540   1.52% to 1.72%    0.68%         0.79%     to   0.99%
   2004     196,031   12.70     to  12.76      2,499,256   1.52% to 1.72%    0.67%(7)     -0.94%     to  -1.08%(7)
CORPORATE BOND PORTFOLIO (CLASS 3)
   2008   1,026,824    9.55     to  14.03(4)  16,496,646   0.85% to 1.90%    4.62%        -9.74%     to  -8.79%
   2007     800,282   15.38     to  18.09(4)  14,478,797   0.85% to 1.77%    4.17%         3.37%     to   4.32%(5)
   2006     463,834   14.74     to  17.50(4)   8,169,397   0.85% to 1.77%    4.67%         1.20%(19) to   5.29%(18)
   2005     256,794   16.94     to  17.00      4,361,739   1.52% to 1.72%    4.90%        -0.08%     to   0.12%
   2004     126,413   16.95     to  16.97      2,145,636   1.52% to 1.72%    6.44%(10)     3.92%(10) to   4.95%
DAVIS VENTURE VALUE PORTFOLIO (CLASS 3)
   2008     770,465    6.82     to   9.98(4)  17,448,927   0.85% to 1.90%    1.46%       -39.48%     to -38.84%
   2007     690,684   16.31     to  39.45(4)  26,666,455   0.85% to 1.77%    0.70%         3.54%     to   4.50%
   2006     572,565   15.61     to  38.10(4)  21,928,071   0.85% to 1.77%    0.86%         7.31%(19) to   9 32%(5)(18)
   2005     384,255   33.80     to  34.02     13,056,828   1.52% to 1.72%    0.91%         8.46%     to   8.67%
   2004     205,799   31.17     to  31.30      6,438,772   1.52% to 1.72%    0.86%        11.31%     to  11.53%

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

8.   UNIT VALUES (continued)

                          At December 31                              For the Year Ended December 31
          ----------------------------------------------   ---------------------------------------------------
                        Unit Fair Value                     Expense Ratio   Investment        Total Return
                           Lowest to          Net Assets      Lowest          Income           Lowest to
  Year      Units       Highest ($) (6)           ($)      to Highest (1)    Ratio (2)        Highest (3)
-------   ---------   -------------------     ----------   --------------   ----------   ---------------------
"DOGS" OF WALL STREET PORTFOLIO (CLASS 3)
   2008     100,495    7.63     to  10.89        896,659   0.85% to 1.90%    3.22%       -28.16%     to -27.40%
   2007      95,823   12.28     to  15.00      1,190,708   0.85% to 1.77%    2.56%        -3.90%     to  -3.00%
   2006      68,585   12.80     to  12.92        884,327   1.52% to 1.72%    2.39%        19.28%     to  19.51%(5)
   2005      48,766   10.73     to  10.81        526,764   1.52% to 1.72%    2.81%        -4.63%     to  -4.44%
   2004      26,019                 11.31        294,247            1.52%    2.46%                        7.71%
EMERGING MARKETS PORTFOLIO (CLASS 3)
   2008     521,630    6.95     to  14.39      5,754,527   0.85% to 1.90%    1.53%       -57.54%     to -57.09%
   2007     357,660   26.01     to  33.53(4)   9,414,141   0.85% to 1.77%    1.90%        38.57%     to  39.86%
   2006     257,317   18.77     to  23.98      4,870,287   0.85% to 1.77%    0.93%         7.19%(18) to  16.78%(5)(19)
   2005     134,903   14.62     to  14.74      1,979,457   1.52% to 1.72%    0.16%        34.53%     to  34.80%
   2004      34,037   10.87     to  10.93        371,993   1.52% to 1.72%    1.17%(8)     14.87%(8)  to  22.39%
EQUITY OPPORTUNITIES PORTFOLIO (CLASS 3)
   2008     110,609    6.47     to   8.07(4)   1,319,969   0.85% to 1.90%    1.25%       -39.79%     to -39.15%
   2007     118,136   13.26     to  19.98(4)   2,354,023   0.85% to 1.77%    1.58%        -1.90%     to  -0.99%
   2006     111,322   13.39     to  20.41(4)   2,252,952   0.85% to 1.72%    1.46%        11.10%(18) to  14.42%(5)
   2005      95,469   17.84     to  17.97      1,713,862   1.52% to 1.72%    1.51%         2.63%     to   2.84%
   2004      58,551   17.38     to  17.47      1,022,770   1.52% to 1.72%    1.48%(10)     6.22%(10) to   7.98%
FOREIGN VALUE PORTFOLIO (CLASS 3)
   2008   1,053,691    7.30     to   7.41(4)  13,190,881   0.85% to 1.90%    3.05%       -42.13%     to -41.52%
   2007     873,777   12.66     to  22.06(4)  19,274,063   0.85% to 1.77%    1.76%        12.06%     to  13.10%
   2006     814,527   11.20     to  19.75(4)  16,124,959   0.85% to 1.72%    0.98%        11.98%(18) to  24.88%(5)
   2005     662,267   15.81     to  15.92     10,525,402   1.52% to 1.72%    0.00%         8.06%     to   8.28%
   2004     342,611   14.63     to  14.70      5,034,728   1.52% to 1.72%    1.57%(7)     14.41%(7)  to  17.96%
FUNDAMENTAL GROWTH PORTFOLIO (CLASS 3)
   2008     307,030    4.60     to   6.74(4)   3,290,405   0.85% to 1.90%    0.00%       -46.01%     to -45.44%
   2007     129,053   20.94     to  21.24(4)   2,713,773   1.52% to 1.77%    0.00%        12.93%     to  13.21%(5)
   2006      10,678   18.56     to  18.76        199,450   1.52% to 1.72%    0.00%         3.72%     to   6.92%(19)
   2005      10,856   17.89     to  18.06        195,345   1.52% to 1.72%    0.39%         4.00%     to   4.21%
   2004      10,772   17.21     to  17.33        186,180   1.52% to 1.72%    0.00%         3.16%     to   9.71%(15)
GLOBAL BOND PORTFOLIO (CLASS 3)
   2008     250,824   11.41     to  15.41(4)   4,884,012   0.85% to 1.90%    3.34%         3.42%     to   4.51%
   2007     143,376   14.75     to  19.13(4)   2,710,602   0.85% to 1.77%    0.38%         9.15%     to  10.16%
   2006      65,124   13.39     to  17.59(4)   1,132,188   0.85% to 1.72%   10.68%         1.47%(18) to   1.84%(5)
   2005      29,033   17.27     to  17.44        505,879   1.52% to 1.72%    3.50%         2.55%     to   2.76%
   2004      10,789   16.84     to  16.97        183,008   1.52% to 1.72%    0.00%(11)    -0.34%(11) to   2.14%
GLOBAL EQUITIES PORTFOLIO (CLASS 3)
   2008      99,132    6.72     to  14.49(4)   1,371,857   1.52% to 1.90%    2.08%       -44.54%     to -44.39%
   2007      84,281   12.02     to  25.61(4)   2,163,754   0.85% to 1.77%    1.14%         9.63%     to  10.65%
   2006      57,896   23.52     to  23.71(4)   1,371,519   1.52% to 1.72%    0.80%        21.46%     to  21.70%(5)
   2005      33,331   19.37     to  19.49(4)     649,995   1.52% to 1.72%    0.08%        13.53%     to  13.76%(5)
   2004      11,836   17.06     to  17.13(4)     202,738   1.52% to 1.72%    0.15%(14)     9.91%     to  19.21%(14)(5)

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

8.   UNIT VALUES (continued)

                          At December 31                              For the Year Ended December 31
          ----------------------------------------------   ---------------------------------------------------
                        Unit Fair Value                     Expense Ratio   Investment        Total Return
                           Lowest to          Net Assets      Lowest          Income           Lowest to
  Year      Units       Highest ($) (6)           ($)      to Highest (1)    Ratio (2)        Highest (3)
-------   ---------   -------------------     ----------   --------------   ----------   ---------------------
GROWTH OPPORTUNITIES PORTFOLIO (CLASS 3)
   2008     610,496    4.32     to   8.12(4)   2,602,783   0.85% to 1.90%    0.00%       -37.24%     to -36.58%
   2007     337,741    6.61     to   6.69      2,253,282   1.52% to 1.77%    0.00%        19.14%     to  19.43%
   2006     212,701    5.55     to   5.60(4)   1,189,111   1.52% to 1.77%    0.00%         5.45%(19) to  11.45%(5)
   2005      33,007    4.99     to   5.03        165,901   1.52% to 1.72%    0.00%         5.55%     to   5.76%
   2004      22,197                  4.75        105,511            1.52%    0.00%                        4.31%
GROWTH-INCOME PORTFOLIO (CLASS 3)
   2008      32,766    6.42     to   6.50(4)     572,672   0.85% to 1.90%    0.84%       -44.12%     to -43.53%
   2007      33,320   11.37     to  33.64(4)   1,095,140   0.85% to 1.77%    0.78%         8.90%     to   9.91%
   2006      25,329   10.35     to  30.96(4)     753,327   0.85% to 1.72%    0.53%         3.91%(18) to   5.33%(5)
   2005      19,199   29.39     to  29.61        568,321   1.52% to 1.72%    0.36%         5.11%     to   5.32%
   2004      16,698   27.96     to  28.12        469,316   1.52% to 1.72%    0.61%(14)     9.58%     to  15.88%(14)
HIGH-YIELD BOND PORTFOLIO (CLASS 3)
   2008     162,434    6.86     to 10.11 (4)   2,126,355   0.85% to 1.90%   11.75%       -33.75%     to -32.90%
   2007     131,880   15.06     to 20.45 (4)   2,620,994   0.85% to 1.77%    7.83%        -0.64%     to   0.28%
   2006      83,697   15.02     to 20.62 (4)   1,708,412   0.85% to 1.72%    8.36%         8.08%(18) to  12.43%(5)
   2005      61,970   18.34     to  19.49      1,145,172   1.52% to 1.72%   11.33%         6.74%     to   6.96%
   2004      31,726   17.18     to  17.29        548,015   1.52% to 1.72%   10.52%(12)    13.06%(12) to  15.41%
INTERNATIONAL DIVERSIFIED EQUITIES PORTFOLIO (CLASS 3)
   2008   1,062,717    6.70     to   7.33(4)  10,202,829   0.85% to 1.90%    3.35%       -40.75%     to -40.13%
   2007     955,430   11.19     to  16.10(4)  15,550,936   0.85% to 1.77%    1.99%        13.04%     to  14.09%(5)
   2006     774,274   14.24     to  14.41     11,143,193   1.52% to 1.77%    0.25%         9.45%(19) to  21.29%
   2005     557,074   11.80     to  11.88      6,612,819   1.52% to 1.72%    1.51%        11.57%     to  11.79%
   2004     311,460   10.58     to  10.63      3,309,374   1.52% to 1.72%    2.35%(9)     9.98%(9)   to  14.46%
INTERNATIONAL GROWTH AND INCOME PORTFOLIO (CLASS 3)
   2008     985,627    6.18     to   8.60(4)   9,864,933   0.85% to 1.90%    3.23%       -47.06%     to -46.50%
   2007     510,221   16.07     to  19.43(4)   9,892,263   0.85% to 1.77%    1.67%         5.03%     to   6.00%(5)
   2006     227,007   15.16     to  18.50(4)   4,207,621   0.85% to 1.77%    1.33%         9.17%(18) to   9.95%(5)(19)
   2005      85,088   14.87     to  14.94      1,270,549   1.52% to 1.72%    0.70%        12.06%     to  12.29%
   2004      74,675   13.27     to  13.30        993,244   1.52% to 1.72%    1.38%(7)     15.47%(7)  to  18.75%
MARSICO FOCUSED GROWTH PORTFOLIO (CLASS 3)
   2008     192,620    6.83     to   7.17(4)   1,500,606   0.85% to 1.90%    0.24%       -42.08%     to -41.47%
   2007     152,550   11.67     to  13.28(4)   2,046,151   0.85% to 1.77%    0.00%        11.38%     to  12.41%
   2006     108,098   10.38     to  12.06      1,302,180   0.85% to 1.52%    0.00%         3.80%(18) to   8.51%(19)
   2005      70,568                 11.30        797,304            1.52%    0.00%                        8.77%
   2004      48,359                 10.39        502,317            1.52%    0.00%                        9.31%
MFS MASSACHUSETTS INVESTORS TRUST PORTFOLIO (CLASS 3)
   2008     229,069    7.70     to   8.03(4)   3,526,622   0.85% to 1.90%    0.96%       -33.88%     to -33.18%
   2007     112,084   12.01     to  24.90(4)   2,816,753   0.85% to 1.77%    0.95%         8.36%     to   9.36%
   2006     120,382   23.04     to  23.24      2,793,929   1.52% to 1.72%    0.50%        10.97%     to  11.20%(5)
   2005     104,310   20.77     to  20.90      2,177,911   1.52% to 1.72%    0.65%         5.62%     to   5.84%
   2004      62,425   19.66     to  19.75      1,232,378   1.52% to 1.72%    0.78%(7)      8.09%(7)  to   9.90%

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

8.   UNIT VALUES (continued)

                          At December 31                              For the Year Ended December 31
          ----------------------------------------------   ---------------------------------------------------
                        Unit Fair Value                     Expense Ratio   Investment        Total Return
                           Lowest to          Net Assets       Lowest         Income           Lowest to
  Year      Units       Highest ($) (6)           ($)      to Highest (1)    Ratio (2)        Highest (3)
-------   ---------   -------------------     ----------   --------------   ----------   ---------------------
MFS TOTAL RETURN PORTFOLIO (CLASS 3)
   2008     403,274    8.31     to  12.70(4)   7,919,481   0.85% to 1.90%    3.20%       -23.68%     to -22.88%
   2007     354,932   16.46     to  28.03(4)   9,485,470   0.85% to 1.77%    2.51%         2.15%     to   3.09%
   2006     259,391   15.97     to  27.51(4)   7,118,917   0.85% to 1.72%    2.34%         7.58%(18) to   9.81%(5)
   2005     184,819   25.06     to  25.24      4,658,623   1.52% to 1.72%    2.17%         1.04%     to   1.24%
   2004      91,432   24.80     to  24.93      2,278,458   1.52% to 1.72%    0.21%         9.14%     to   9.36%
MID-CAP GROWTH PORTFOLIO (CLASS 3)
   2008     486,422    5.75     to   6.97(4)   3,322,545   0.85% to 1.90%    0.00%       -44.57%     to -43.98%
   2007     451,523   10.26     to  12.18(4)   5,538,114   0.85% to 1.77%    0.04%        14.60%     to  15.66%(5)
   2006     389,077    8.87     to  10.66(4)   4,158,703   0.85% to 1.72%    0.00%        -3.52%(18) to   0.57%(5)
   2005     296,165   10.60     to  10.67(4)   3,154,555   1.52% to 1.72%    0.00%         1.17%     to   1.38%
   2004     148,387   10.48     to  10.53(4)   1,561,584   1.52% to 1.72%    0.00%        11.87%     to  12.09%(5)
REAL ESTATE PORTFOLIO (CLASS 3)
   2008     451,145    5.13     to  17.98      6,211,664   0.85% to 1.90%    3.46%       -45.09%     to -44.51%
   2007     257,567   25.91     to  32.41(4)   6,732,627   0.85% to 1.77%    1.35%       -16.06%     to -15.28%(5)
   2006     149,616   30.86     to  38.25      4,656,301   0.85% to 1.77%    1.29%         9.33%(19) to  21.10%(5)(18)
   2005      70,662   23.45     to  23.62      1,665,654   1.52% to 1.72%    2.03%        11.09%     to  11.31%
   2004      28,942   21.11     to  21.22        613,632   1.52% to 1.72%    3.21%(17)    31.19%(17) to  32.21%
SMALL & MID CAP VALUE PORTFOLIO (CLASS 3)
   2008   1,039,983    6.73     to   6.99(4)  11,661,879   0.85% to 1.90%    0.24%       -36.38%     to -35.71%
   2007     676,262   10.47     to  18.10(4)  12,246,053   0.85% to 1.77%    0.47%        -0.23%     to   0.69%(5)
   2006     461,228   10.40     to  18.14(4)   8,418,212   0.85% to 1.77%    0.08%         4.03%(18) to   7.23%(5)(19)
   2005     309,076   16.32     to  16.43      5,066,516   1.52% to 1.72%    0.00%         3.99%     to   4.20%
   2004     130,336   15.69     to  15.77      2,054,680   1.52% to 1.72%    0.45%(9)     12.20%(9)  to  16.05%
SMALL COMPANY VALUE PORTFOLIO (CLASS 3)
   2008     625,812    6.15     to   6.53(4)   3,792,982   0.85% to 1.90%    0.24%       -35.15%     to -34.46%
   2007     329,965    9.24     to   9.39(4)   3,061,885   0.85% to 1.77%    0.00%        -8.48%     to  -7.63%(5)
   2006      83,068   10.09     to  10.16        840,233   0.85% to 1.77%    0.00%(18)     1.64%(18) to   8.03%(5)(19)
   2005          --                    --             --              --       --                           --
   2004          --                    --             --              --       --                           --
TECHNOLOGY PORTFOLIO (CLASS 3)
   2008     651,042    1.36     to   6.10(4)     886,741   1.52% to 1.90%    0.00%       -52.22%     to -52.00%(5)
   2007     448,012    2.81     to   2.84(4)   1,270,937   1.52% to 1.77%    0.00%        19.50%     to  19.80%(5)
   2006     291,032    2.35     to   2.37(4)     689,041   1.52% to 1.72%    0.00%        -0.85%     to   3.11%(5)
   2005     170,624    2.37     to   2.39(4)     407,471   1.52% to 1.70%    0.00%        -2.16%     to  -1.97%(5)
   2004      84,487    2.39     to   2.44        205,850   1.52% to 1.70%    0.00%        -5.34%     to  -4.24%
TELECOM UTILITY PORTFOLIO (CLASS 3)
   2008      43,804   10.90     to  10.97        480,483   1.52% to 1.77%    2.60%       -38.69%     to -38.54%
   2007      23,105   17.79     to  17.85        412,381   1.52% to 1.77%    3.43%        18.54%     to  18.83%
   2006      11,768                 15.02        176,763            1.52%    3.85%         9.76%(19) to  24.28%
   2005       6,378                 12.09         77,085            1.52%    4.21%                        4.66%
   2004       3,520                 11.55         40,653            1.52%    4.13%                       14.72%

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

8.   UNIT VALUES (continued)

                          At December 31                              For the Year Ended December 31
          ----------------------------------------------   ---------------------------------------------------
                        Unit Fair Value                     Expense Ratio   Investment       Total Return
                           Lowest to          Net Assets       Lowest         Income           Lowest to
  Year      Units       Highest ($) (6)           ($)      to Highest (1)    Ratio (2)        Highest (3)
-------   ---------   -------------------     ----------   --------------   ----------   ---------------------
TOTAL RETURN BOND PORTFOLIO (CLASS 3)
   2008     277,340   11.10     to  16.00(4)   5,896,578   0.85% to 1.90%    5.77%         2.84%     to   3.92%
   2007      35,044   15.40     to  21.81(4)     755,443   0.85% to 1.77%    6.93%         3.38%     to   4.40%
   2006      27,903   14.75     to  21.17        584,827   0.85% to 1.52%    8.60%         6.18%(18) to   7.72%(5)
   2005      17,131                 19.66        336,776            1.52%    8.13%                        5.43%
   2004      12,255                 18.65        228,508            1.52%    8.78%                        7.50%
CAPITAL GROWTH PORTFOLIO (CLASS II)

   2008      62,558    5.52     to   5.85        354,726   0.85% to 1.77%    0.19%       -50.01%     to -49.55%
   2007      60,494   11.05     to  11.60        684,414   0.85% to 1.77%    0.00%        14.60%     to  15.66%
   2006      57,937    9.79     to  10.03(4)     571,367   0.85% to 1.72%    0.00%        -3.61%(18) to   0.87%(5)
   2005      34,442    9.70     to   9.76        336,082   1.52% to 1.72%    0.01%         5.80%     to   6.01%
   2004      25,863                  9.21        238,142            1.52%    0.00%                        5.17%
COMSTOCK PORTFOLIO (CLASS II)
   2008     625,183    6.56     to   9.02      5,399,811   0.85% to 1.90%    1.95%       -37.01%     to -36.35%
   2007     413,084   13.43     to  14.16      5,687,439   0.85% to 1.77%    1.43%        -4.04%     to  -3.15%
   2006     318,475   14.15     to  14.62(4)   4,538,092   0.85% to 1.72%    1.14%        10.07%(18) to  14.07%(5)
   2005     239,201   12.41     to  12.46      2,978,425   1.52% to 1.72%    0.70%         2.34%     to   2.54%
   2004     117,253   12.13(4)  to  12.15      1,423,797   1.52% to 1.72%    0.44%        15.43%     to  15.66%
GROWTH AND INCOME PORTFOLIO (CLASS II)
   2008   1,453,484    7.28     to  10.93     14,909,895   0.85% to 1.90%    1.62%       -33.49%     to -32.78%
   2007   1,091,833   15.35     to  16.25(4)  16,921,569   0.85% to 1.77%    1.24%         0.73%     to   1.66%(5)
   2006     816,855   15.24     to  15.99(4)  12,527,095   0.85% to 1.77%    0.85%         5.98%(19) to   9.51%(5)(18)
   2005     587,154   13.34     to  13.43      7,878,228   1.52% to 1.72%    0.71%         7.85%     to   8.07%
   2004     342,208   12.37     to  12.43      4,251,416   1.52% to 1.72%    0.44%(7)     10.64%(7)  to  12.41%
DIVERSIFIED INTERNATIONAL ACCOUNT (CLASS 2)
   2008      86,227    4.57     to   4.63        398,229   1.55% to 1.70%    1.47%       -47.28%     to -47.20%
   2007     101,696    8.66     to   8.77        889,460   1.55% to 1.70%    1.94%        13.95%     to  14.12%
   2006      69,779    7.60     to   7.68        534,057   1.55% to 1.70%    1.30%        18.24%     to  18.42%
   2005       5,529    6.43     to   6.49         35,863   1.55% to 1.70%    1.48%        15.61%     to  15.79%
   2004       5,190    5.56     to   5.60         29,079   1.55% to 1.70%    1.11%        11.42%     to  11.58%
EQUITY INCOME ACCOUNT (CLASS 2)
   2008     182,583    6.82     to   6.90      1,255,089   1.55% to 1.70%    2.34%       -35.23%     to -35.13%
   2007     252,964   10.53     to  10.63      2,681,738   1.55% to 1.70%    0.72%         3.23%     to   3.39%
   2006     237,372   10.20     to  10.29      2,435,451   1.55% to 1.70%    1.27%        15.87%     to  16.04%
   2005      97,115    8.81     to   8.86        859,272   1.55% to 1.70%    1.35%         8.13%     to   8.29%
   2004      51,257    8.15     to   8.19        419,245   1.55% to 1.70%    1.57%        16.82%     to  16.99%
INCOME ACCOUNT (CLASS 2)
   2008      46,657    7.00     to   7.07        328,247   1.55% to 1.70%    8.74%        -5.37%     to  -5.23%
   2007      81,716    7.39     to   7.46        607,656   1.55% to 1.70%    6.51%         3.98%     to   4.14%
   2006      86,140    7.11     to   7.16        614,681   1.55% to 1.70%    4.27%         2.82%     to   2.98%
   2005      53,200    6.91     to   6.95        369,062   1.55% to 1.70%    4.79%         0.34%     to   0.49%
   2004      43,498    6.89     to   6.92        300,297   1.55% to 1.70%    4.44%         3.54%     to   3.69%

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

8.   UNIT VALUES (continued)

                          At December 31                              For the Year Ended December 31
          ----------------------------------------------   ---------------------------------------------------
                        Unit Fair Value                     Expense Ratio   Investment       Total Return
                           Lowest to          Net Assets       Lowest         Income           Lowest to
  Year      Units       Highest ($) (6)           ($)      to Highest (1)    Ratio (2)        Highest (3)
-------   ---------   -------------------     ----------   --------------   ----------   ---------------------
LARGECAP BLEND ACCOUNT II (CLASS 2)
   2008      17,631    4.44     to   4.48         78,807   1.55% to 1.70%    1.22%       -37.57%     to -37.48%
   2007      24,305    7.11     to   7.16        173,866   1.55% to 1.70%    1.39%         3.15%     to   3.31%
   2006      24,521    6.89     to   6.93        169,811   1.55% to 1.70%    1.14%         9.78%     to   9.94%
   2005       8,582    6.28     to   6.30         54,105   1.55% to 1.70%    0.93%         1.23%     to   1.38%
   2004       8,354    6.20     to   6.22         51,882   1.55% to 1.70%    0.70%         6.95%     to   7.11%
LARGECAP GROWTH ACCOUNT (CLASS 2)
   2008       8,350    4.76     to   4.81         39,948   1.55% to 1.70%    0.25%       -44.26%     to -44.17%
   2007      15,727    8.53     to   8.61        135,137   1.55% to 1.70%    0.00%        20.98%     to  21.16%
   2006      12,939    7.05     to   7.11         91,760   1.55% to 1.70%    0.00%         2.86%     to   3.02%
   2005      13,285    6.86     to   6.90         91,302   1.55% to 1.70%    0.25%         5.36%     to   5.53%
   2004       9,723    6.51     to   6.54         63,319   1.55% to 1.70%    0.00%         6.19%     to   6.35%
MIDCAP STOCK ACCOUNT (CLASS 2)
   2008     237,021    6.57     to   6.62      1,559,723   1.55% to 1.70%    1.42%       -30.92%     to -30.82%
   2007     259,847    9.51     to   9.56      2,474,987   1.55% to 1.70%    0.69%        -9.65%     to  -9.51%
   2006     198,267   10.52     to  10.57      2,090,330   1.55% to 1.70%    1.45%        14.60%     to  14.77%
   2005      61,092    9.18     to   9.21        562,097   1.55% to 1.70%    0.25%        11.21%     to  11.38%
   2004      19,419    8.26     to   8.27        160,534   1.55% to 1.70%    0.13%        12.35%     to  12.52%
MONEY MARKET ACCOUNT (CLASS 2)
   2008     119,261    5.99     to   6.06        720,242   1.55% to 1.70%    2.05%         0.60%     to   0.75%
   2007      32,902    5.95     to   6.01        196,453   1.55% to 1.70%    4.58%         2.91%     to   3.07%
   2006       4,510    5.79     to   5.84         26,100   1.55% to 1.70%    4.00%         2.35%     to   2.51%
   2005       9,742    5.65     to   5.69         55,269   1.55% to 1.70%    2.26%         0.62%     to   0.77%
   2004       5,228    5.62     to   5.65         29,529   1.55% to 1.70%    0.48%        -1.09%     to  -0.94%
MORTGAGE SECURITIES ACCOUNT (CLASS 2)
   2008         555    6.98     to   7.05          3,903   1.55% to 1.70%    7.56%         2.65%     to   2.81%
   2007       1,013    6.80     to   6.86          6,937   1.55% to 1.70%    5.28%         4.42%     to   4.57%
   2006       1,096    6.52     to   6.56          7,180   1.55% to 1.70%    1.50%         2.47%     to   2.62%
   2005       5,928    6.36     to   6.39         37,739   1.55% to 1.70%    4.10%         0.30%     to   0.45%
   2004       7,831    6.34     to   6.36         49,734   1.55% to 1.70%    3.08%         1.84%     to   1.99%
REAL ESTATE SECURITIES ACCOUNT (CLASS 2)
   2008       1,822   11.13     to  11.34         20,469   1.55% to 1.70%    2.25%       -34.14%     to -34.04%
   2007       3,152   16.90     to  17.19         53,689   1.55% to 1.70%    3.97%       -19.30%     to -19.18%
   2006      19,651   20.94     to  21.27        416,984   1.55% to 1.70%    2.38%        30.66%     to  30.86%
   2005      18,530   16.03     to  16.26        300,851   1.55% to 1.70%    1.97%         7.27%     to   7.43%
   2004       9,622   14.94     to  15.13        145,598   1.55% to 1.70%    0.64%        29.89%     to  31.18%
SAM BALANCED PORTFOLIO (CLASS 2)
   2008   1,283,256    7.58     to   7.73      9,843,630   1.52% to 1.77%    4.03%       -27.71%     to -27.53%
   2007   1,428,804   10.49     to  10.67     15,150,651   1.52% to 1.77%    2.32%         5.93%(21) to   6.18%(5)(21)
   2006   1,264,527    9.91     to   9.98     12,593,462   1.55% to 1.70%    1.94%         8.51%     to   8.68%
   2005   1,050,099    9.13     to   9.18      9,626,781   1.55% to 1.70%    1.65%         3.94%     to   4.10%
   2004     837,835    8.79     to   8.82      7,381,186   1.55% to 1.70%    1.77%         7.98%     to   8.15%

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

8.   UNIT VALUES (continued)

                          At December 31                              For the Year Ended December 31
          ----------------------------------------------   ---------------------------------------------------
                        Unit Fair Value                     Expense Ratio   Investment        Total Return
                           Lowest to          Net Assets      Lowest          Income           Lowest to
  Year      Units       Highest ($) (6)           ($)      to Highest (1)    Ratio (2)        Highest (3)
-------   ---------   -------------------     ----------   --------------   ----------   ---------------------
SAM CONSERVATIVE BALANCED PORTFOLIO (CLASS 2)
   2008     107,666    6.00     to   8.34(4)     649,805   1.55% to 1.77%    3.98%       -20.83%     to -20.65%
   2007     197,468    7.57     to  10.54(4)   1,498,961   1.55% to 1.77%    3.19%         5.38%(21) to   5.69%
   2006     187,469    7.12     to   7.16      1,338,688   1.55% to 1.70%    2.62%         6.67%     to   6.83%
   2005     199,708    6.67     to   6.70      1,336,226   1.55% to 1.70%    2.05%         2.61%     to   2.76%
   2004     124,231    6.50     to   6.52        809,327   1.55% to 1.70%    1.64%         6.06%     to   6.22%
SAM CONSERVATIVE GROWTH PORTFOLIO (CLASS 2)
   2008     211,521    7.41     to   7.48      1,573,396   1.55% to 1.70%    3.81%       -34.42%     to -34.32%
   2007     282,321   11.30     to  11.38      3,201,477   1.55% to 1.70%    1.46%         7.20%     to   7.36%
   2006     266,719   10.54     to  10.60      2,821,107   1.55% to 1.70%    1.43%        10.06%     to  10.22%
   2005     216,996    9.57     to   9.62      2,083,716   1.55% to 1.70%    1.10%         4.91%     to   5.07%
   2004     212,494    9.13     to   9.16      1,942,961   1.55% to 1.70%    1.20%         9.70%     to   9.86%
SAM FLEXIBLE INCOME PORTFOLIO (CLASS 2)
   2008     175,382    7.17     to   8.81(4)   1,280,792   1.55% to 1.77%    6.85%       -16.41%     to -15.35%
   2007     265,234    8.39     to   8.46      2,242,137   1.55% to 1.70%    4.46%         4.07%     to   4.23%
   2006     322,522    8.06     to   8.12      2,617,099   1.55% to 1.70%    3.78%         4.82%     to   4.97%
   2005     290,648    7.69     to   7.74      2,246,873   1.55% to 1.70%    2.80%         1.36%     to   1.51%
   2004     170,203    7.59     to   7.62      1,296,536   1.55% to 1.70%    3.15%         4.45%     to   4.61%
SAM STRATEGIC GROWTH PORTFOLIO (CLASS 2)
   2008      29,030    7.64     to   7.72        223,739   1.55% to 1.70%    3.64%       -38.61%     to -38.52%
   2007      42,686   12.45     to  12.56        535,497   1.55% to 1.70%    0.93%         7.50%     to   7.67%
   2006      36,290   11.58     to  11.66        422,702   1.55% to 1.70%    0.76%        10.87%     to  11.03%
   2005      33,246   10.44     to  10.50        348,477   1.55% to 1.70%    0.51%         5.66%     to   5.82%
   2004      33,033    9.88     to   9.93        327,597   1.55% to 1.70%    0.61%        10.64%     to  10.81%
SHORT-TERM INCOME ACCOUNT (CLASS 2)
   2008       6,234    6.52     to   6.58         41,025   1.55% to 1.70%    1.47%        -2.89%     to  -2.75%
   2007       4,211    6.71     to   6.76         28,500   1.55% to 1.70%    4.85%         2.48%     to   2.64%
   2006       9,201    6.55     to   6.59         60,649   1.55% to 1.70%    4.09%         2.48%     to   2.64%
   2005      11,299    6.39     to   6.42         72,564   1.55% to 1.70%    4.40%         0.05%     to   0.20%
   2004      23,867    6.39     to   6.41        152,942   1.55% to 1.70%    3.38%        -0.11%     to   0.04%
SMALLCAP GROWTH ACCOUNT II (CLASS 2)
   2008       5,213    3.97     to   4.02         20,944   1.55% to 1.70%    0.00%       -42.25%     to -42.16%
   2007      21,484    6.88     to   6.95        148,801   1.55% to 1.70%    0.00%         2.88%     to   3.04%
   2006      21,949    6.69     to   6.74        147,613   1.55% to 1.70%    0.00%         4.78%     to   4.94%
   2005      11,407    6.38     to   6.42         73,279   1.55% to 1.70%    0.00%        -3.70%     to  -3.55%
   2004       7,371    6.63     to   6.66         49,101   1.55% to 1.70%    0.00%         2.73%     to   2.89%
WEST COAST EQUITY ACCOUNT (CLASS 2)
   2008      53,444    8.50     to   8.59        456,753   1.55% to 1.70%    0.84%       -34.68%     to -34.58%
   2007      76,526   13.01     to  13.13      1,000,412   1.55% to 1.70%    0.47%         6.63%     to   6.79%
   2006      76,311   12.20     to  12.29        934,338   1.55% to 1.70%    0.23%         9.87%     to  10.03%
   2005      22,993   11.10     to  11.17        256,336   1.55% to 1.70%    0.40%         6.47%     to   6.63%
   2004       5,788   10.43     to  10.48         60,560   1.55% to 1.70%    0.12%        10.82%     to  10.99%

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

8.   UNIT VALUES (continued)

                          At December 31                              For the Year Ended December 31
          ----------------------------------------------   ---------------------------------------------------
                        Unit Fair Value                     Expense Ratio   Investment        Total Return
                           Lowest to          Net Assets      Lowest          Income           Lowest to
  Year      Units       Highest ($) (6)           ($)      to Highest (1)    Ratio (2)        Highest (3)
-------   ---------   -------------------     ----------   --------------   ----------   ---------------------
COLUMBIA HIGH YIELD FUND, VARIABLE SERIES (CLASS A)
   2008      14,606   11.66     to  11.85        171,563   1.52% to 1.72%   10.36%       -26.06%     to -25.91%
   2007      14,454   15.77     to  15.99        229,122   1.52% to 1.72%    4.80%         0.11%     to   0.31%
   2006      11,356   15.75     to  15.95        179,520   1.52% to 1.72%    2.78%         4.71%(19) to   9.35%(5)
   2005       6,412   14.40     to  14.50         92,586   1.52% to 1.72%    0.17%         0.41%     to   0.61%
   2004       2,055   14.34     to  14.41         29,576   1.52% to 1.72%   14.18%         9.51%     to   9.73%
COLUMBIA MARSICO FOCUSED EQUITIES FUND, VARIABLE SERIES (CLASS A)
   2008      61,746    7.56     to   7.74        475,471   1.52% to 1.77%    0.10%       -42.33%     to -42.19%
   2007      54,249   13.11     to  13.39        723,363   1.52% to 1.77%    0.12%        11.58%     to  11.86%
   2006      37,098   11.87     to  11.97        442,153   1.52% to 1.72%    0.00%         6.42%     to   6.64%(5)(19)
   2005      11,382   11.16     to  11.22        127,409   1.52% to 1.72%    0.00%         8.43%     to   8.65%
   2004       2,732   10.29     to  10.33         28,206   1.52% to 1.72%    0.00%         9.45%     to   9.67%
ASSET ALLOCATION FUND (CLASS 2)
   2008     135,339                 12.22      1,654,437            0.85%    2.86%                      -30.11%
   2007      91,779                 17.49      1,605,242            0.85%    3.25%                        5.65%
   2006      11,970                 16.55        198,164            0.85%    3.57%(18)                    5.37%(18)
   2005          --                    --             --              --       --                           --
   2004          --                    --             --              --       --                           --
GLOBAL GROWTH FUND (CLASS 2)
   2008     625,386   14.73     to  15.55      9,375,646   0.85% to 1.72%    1.77%       -39.44%     to -38.91%
   2007     651,852   24.33     to  25.46     16,060,278   0.85% to 1.72%    2.76%        12.89%     to  13.88%
   2006     514,583   21.55     to  22.36     11,166,439   0.85% to 1.72%    0.80%         8.37%(18) to  18.38%(5)
   2005     304,618   18.21     to  18.32      5,572,840   1.52% to 1.72%    0.60%        12.13%     to  12.36%
   2004     130,105   16.24     to  16.31      2,121,346   1.52% to 1.72%    0.36%(9)      7.05%(9)  to  11.78%
GROWTH FUND (CLASS 2)
   2008     736,241   12.18     to  12.85      9,108,184   0.85% to 1.72%    0.82%       -44.93%     to -44.45%
   2007     706,773   22.11     to  23.14     15,810,039   0.85% to 1.72%    0.79%        10.43%     to  11.40%
   2006     604,883   20.02     to  20.77     12,196,400   0.85% to 1.72%    0.98%         3.47%(18) to   8.34%(5)
   2005     349,988   18.48     to  18.60      6,503,605   1.52% to 1.72%    0.80%        14.21%     to  14.44%
   2004     187,980   16.18     to  16.25      3,052,929   1.52% to 1.72%    0.26%        10.59%     to  10.81%
GROWTH-INCOME FUND (CLASS 2)
   2008     979,919   11.41     to  12.05     11,399,496   0.85% to 1.72%    1.71%       -38.91%     to -38.38%
   2007     990,371   18.68     to  19.56     18,755,270   0.85% to 1.72%    1.57%         3.25%     to   4.16%
   2006     829,697   18.09     to  18.78     15,129,375   0.85% to 1.72%    1.81%         8.70%(18) to  13.24%(5)
   2005     551,512   15.98     to  16.09      8,865,765   1.52% to 1.72%    1.49%         4.03%     to   4.24%
   2004     387,380   15.36     to  15.43      5,976,262   1.52% to 1.72%    1.26%(7)      6.11%(7)  to   8.71%
GROWTH AND INCOME PORTFOLIO (CLASS VC)
   2008     912,391    6.69     to   9.17      7,912,037   0.85% to 1.90%    1.78%       -37.62%     to -36.96%
   2007     611,579   13.81     to  14.55      8,560,516   0.85% to 1.77%    1.58%         1.62%     to   2.56%(5)
   2006     338,203   13.59     to  14.19      4,648,757   0.85% to 1.72%    1.46%         7.75%(18) to  15.27%(5)
   2005     234,490   11.79     to  11.91      2,790,474   1.52% to 1.72%    1.18%         1.49%     to   1.69%
   2004     147,215   11.62     to  11.71      1,723,529   1.52% to 1.72%    1.24%(9)      8.60%(9)  to  10.96%

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

8.   UNIT VALUES (continued)

                          At December 31                              For the Year Ended December 31
          ----------------------------------------------   ---------------------------------------------------
                        Unit Fair Value                     Expense Ratio   Investment        Total Return
                           Lowest to          Net Assets      Lowest          Income           Lowest to
  Year      Units       Highest ($) (6)           ($)      to Highest (1)    Ratio (2)        Highest (3)
-------   ---------   -------------------     ----------   --------------   ----------   ---------------------
MID CAP VALUE PORTFOLIO (CLASS VC)
   2008      14,663                  9.33        136,788            0.85%    1.27%                      -39.87%
   2007      15,888                 15.51        246,502            0.85%    0.75%                       -0.27%
   2006         244                 15.56          3,803            0.85%    0.00%(20)                   11.75%(20)
   2005          --                    --             --              --       --                           --
   2004          --                    --             --              --       --                           --
MTB LARGE CAP GROWTH FUND II
   2008      11,061                  6.32         69,864            1.52%    0.67%                      -39.97%
   2007       3,341                 10.52         35,152            1.52%    0.46%                        5.23%(22)
   2006          --                    --             --              --       --                           --
   2005          --                    --             --              --       --                           --
   2004          --                    --             --              --       --                           --
MTB LARGE CAP VALUE FUND II
   2008      27,274                  5.79        157,947            1.52%    1.35%                      -40.32%
   2007      17,764                  9.70        172,372            1.52%    0.95%                       -2.96%(22)
   2006          --                    --             --              --       --                           --
   2005          --                    --             --              --       --                           --
   2004          --                    --             --              --       --                           --
MTB MANAGED ALLOCATION FUND - AGGRESSIVE GROWTH II
   2008      18,745                  6.10        114,318            1.52%    0.64%                      -41.52%
   2007      15,150                 10.43        157,997            1.52%    0.85%                        4.29%(22)
   2006          --                    --             --              --       --                           --
   2005          --                    --             --              --       --                           --
   2004          --                    --             --              --       --                           --
MTB MANAGED ALLOCATION FUND - CONSERVATIVE GROWTH II
   2008       2,277                  8.19         18,655            1.52%    1.78%                      -20.64%
   2007          --                    --             --              --       --                           --
   2006          --                    --             --              --       --                           --
   2005          --                    --             --              --       --                           --
   2004          --                    --             --              --       --                           --
MTB MANAGED ALLOCATION FUND - MODERATE GROWTH II
   2008      17,532                  7.25        127,133            1.52%    1.71%                      -30.15%
   2007       9,653                 10.38        100,206            1.52%    3.42%                        3.81%(22)
   2006          --                    --             --              --       --                           --
   2005          --                    --             --              --       --                           --
   2004          --                    --             --              --       --                           --
FRANKLIN INCOME SECURITIES FUND (CLASS 2)
   2008     118,076    6.99     to   7.08        831,032   0.85% to 1.90%    3.27%       -30.06%(23) to -29.23%(23)
   2007          --                    --             --              --       --                           --
   2006          --                    --             --              --       --                           --
   2005          --                    --             --              --       --                           --
   2004          --                    --             --              --       --                           --

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

8.   UNIT VALUES (continued)

                          At December 31                              For the Year Ended December 31
          ----------------------------------------------   ---------------------------------------------------
                        Unit Fair Value                     Expense Ratio   Investment        Total Return
                           Lowest to          Net Assets      Lowest          Income           Lowest to
  Year      Units       Highest ($) (6)           ($)      to Highest (1)    Ratio (2)        Highest (3)
-------   ---------   -------------------     ----------   --------------   ----------   ---------------------
FRANKLIN TEMPLETON VIP FOUNDING FUNDS ALLOCATION FUND (CLASS 2)
   2008     233,058    6.59     to   6.66      1,542,126   0.85% to 1.90%    4.75%       -34.10%(23) to -33.42%(23)
   2007          --                    --             --              --       --                           --
   2006          --                    --             --              --       --                           --
   2005          --                    --             --              --       --                           --
   2004          --                    --             --              --       --                           --

(1) These amounts represent the annualized contract expenses of the variable account, consisting of distribution, mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying investment portfolio have been excluded. For additional information on charges and deductions see footnote 4.

(2) These amounts represent the dividends, excluding distributions of capital gains, received by the variable account from the underlying investment portfolio, net of management fees assessed by the portfolio manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the variable account is affected by the timing of the declaration of dividends by the underlying portfolio in which the variable account invests. The average net assets are calculated by adding ending net asset balances at the end of each month of the year and dividing it by the number of months that the portfolio had an ending asset balance during the year.

(3) These amounts represent the total return for the periods indicated, including changes in the value of the underlying investment portfolio, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. Total return is presented as a range of minimum to maximum values, based on the product grouping representing the minimum and maximum expense ratio. As such, some individual contract total returns are not within the range presented due to a variable account being added to a product during the year.

(4) Individual contract unit fair values are not all within the range presented due to differences in the unit fair value at a product's launch date and other market conditions.

(5) Individual contract total returns are not all within the total return range presented due to a variable account being added to a product during the year.

(6) The unit fair value is presented as a range of minimum to maximum values, based on the product grouping representing the minimum and maximum expense ratio. As such, some individual contract unit values are not within the range presented due to differences in the unit fair value at the products launch date and other market conditions.

(7)  For the period from January 15, 2004 (inception) to December 31, 2004.

(8)  For the period from March 26, 2004 (inception) to December 31, 2004.

(9)  For the period from January 22, 2004 (inception) to December 31, 2004.

(10) For the period from April 13, 2004 (inception) to December 31, 2004.

(11) For the period from December 20, 2004 (inception) to December 31, 2004.

(12) For the period from April 8, 2004 (inception) to December 31, 2004.

(13) For the period from November 29, 2004 (inception) to December 31, 2004.

(14) For the period from August 12, 2004 (inception) to December 31, 2004.

(15) For the period from August 31, 2004 (inception) to December 31, 2004.

(16) For the period from April 1, 2004 (inception) to December 31, 2004.

(17) For the period from April 19, 2004 (inception) to December 31, 2004.

(18) For the period from May 1, 2006 (inception) to December 31, 2006.

(19) For the period from September 29, 2006 (inception) to December 31, 2006.

(20) For the period from August 28, 2006 (inception) to December 31, 2006.

(21) For the period from January 29, 2007 (inception) to December 31, 2007.

(22) For the period from February 5, 2007 (inception) to December 31, 2007.

(23) For the period from February 4, 2008 (inception) to December 31, 2008.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                        INDEX TO THE FINANCIAL STATEMENTS

                                                                    Page
                                                                  Number(s)
                                                                  ---------
Report of Independent Registered Public Accounting Firm                  --

Balance Sheet - December 31, 2008 and 2007                                1

Statement of Operations and Comprehensive Income (Loss) - Years
   Ended December 31, 2008, 2007, and 2006                           2 to 3

Statement of Cash Flows - Years Ended December 31, 2008,
   2007, and 2006                                                    4 to 5

Notes to Financial Statements                                       6 to 47

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of First SunAmerica Life Insurance Company:

In our opinion, the accompanying balance sheet and the related statements of operations and comprehensive income (loss) and of cash flows present fairly, in all material respects, the financial position of First SunAmerica Life Insurance Company (the "Company"), an indirect wholly owned subsidiary of American International Group, Inc., at December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the financial statements, as of January 1, 2008, the Company adopted a new framework for measuring fair value.

/s/ PricewaterhouseCoopers LLP
Los Angeles, California
April 24, 2009

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                                  BALANCE SHEET
                                  DECEMBER 31,

                                                                      2008         2007
                                                                  -----------   -----------
                                                                        (in thousands)
ASSETS
Investments and cash:
   Cash and short-term investments                                $ 1,244,550   $   263,789
   Fixed maturity securities available for sale, at fair value
      (amortized cost:  2008, $4,525,050; 2007, $4,840,599)         4,242,965     4,681,233
   Fixed maturity securities, trading, at fair value                   24,861            --
   Mortgage and other loans                                           502,172       463,097
   Policy loans                                                        21,934        26,002
   Securities lending invested collateral, at fair value
      (cost: 2007, $1,983,262)                                             --     1,846,443
   Derivative assets at fair value                                     13,151            --
   Other invested assets                                                   --           515
                                                                  -----------   -----------
   Total investments and cash                                       6,049,633     7,281,079
Separate account assets                                               533,680       745,865
Accrued investment income                                              47,131        42,805
Deferred acquisition costs                                            387,797       309,276
Other deferred expenses                                               110,816        89,607
Income taxes currently receivable from Parent                           9,017         5,315
Deferred tax asset                                                     72,772        74,117
Due from affiliates                                                     4,301            --
Receivable from brokers                                                 3,274         1,132
Other assets                                                            2,540         2,659
                                                                  -----------   -----------
TOTAL ASSETS                                                      $ 7,220,961   $ 8,551,855
                                                                  ===========   ===========
LIABILITIES AND SHAREHOLDER'S EQUITY
Policyholder account balances, payables and accrued
   liabilities:
   Policyholder account balances - annuities                      $ 6,179,243   $ 5,105,359
   Policyholder account balances - universal life insurance
      contracts                                                       191,423       200,665
   Reserves for guaranteed benefits                                     6,222         1,574
   Securities lending payable                                              --     2,008,650
   Due to affiliates                                                       --         1,628
   Payable to brokers                                                   2,013           383
   Other liabilities                                                   79,201        42,561
                                                                  -----------   -----------
   Total policyholder account balances, payables and accrued
      liabilities                                                   6,458,102     7,360,820
Separate account liabilities                                          533,680       745,865
                                                                  -----------   -----------
Total liabilities                                                   6,991,782     8,106,685
                                                                  -----------   -----------
Shareholder's equity:
   Common stock                                                         3,000         3,000
   Additional paid-in capital                                       1,604,888       393,092
   Retained earnings (accumulated deficit)                         (1,209,803)      195,485
   Accumulated other comprehensive loss                              (168,906)     (146,407)
                                                                  -----------   -----------
Total shareholder's equity                                            229,179       445,170
                                                                  -----------   -----------
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY                        $ 7,220,961   $ 8,551,855
                                                                  ===========   ===========

                 See accompanying notes to financial statements.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
             STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                         2008         2007       2006
                                                     -----------   ---------   --------
                                                               (in thousands)
REVENUES
   Fee income:
      Variable annuity policy fees                   $    15,941    $ 15,649   $ 12,299
      Universal life insurance policy fees, net of
         reinsurance                                       4,612       5,196      4,531
      Surrender charges                                    9,385       8,313      7,240
                                                     -----------    --------   --------
   Total fee income                                       29,938      29,158     24,070
   Premiums on reinsurance contract                           --          --     79,792
   Net investment income                                 326,741     300,892    249,524
   Net realized investment loss                       (1,562,326)    (90,985)   (18,426)
                                                     -----------    --------   --------
Total revenues                                        (1,205,647)    239,065    334,960
                                                     -----------    --------   --------
BENEFITS AND EXPENSES
   Interest expense:
      Fixed annuity and fixed accounts of variable
         annuity contracts                               197,614     162,141    130,362
      Universal life insurance contracts                   9,251       9,631     10,143
                                                     -----------    --------   --------
   Total interest expense                                206,865     171,772    140,505
   Amortization of bonus interest                        (14,253)      7,626      6,098
   Amortization of deferred acquisition costs            (30,879)     26,609     37,178
   Claims on universal life insurance contracts,
      net of reinsurance recoveries                        3,459       2,330      3,225
   Claims on reinsurance contract                             --          --     25,786
   Guaranteed benefits                                     5,696        (407)       491
   General and administrative expenses                    12,018      13,522     11,321
   Annual commissions                                      2,377       1,904      1,325
   Commissions on reinsurance contract                        --          --     36,844
                                                     -----------    --------   --------
Total benefits and expenses                              185,283     223,356    262,773
                                                     -----------    --------   --------
PRETAX INCOME (LOSS)                                  (1,390,930)     15,709     72,187
Income tax expense                                        14,358       5,353     22,254
                                                     -----------    --------   --------
NET INCOME (LOSS)                                    $(1,405,288)   $ 10,356   $ 49,933
                                                     -----------    --------   --------

                 See accompanying notes to financial statements.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
       STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS) (Continued)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                         2008         2007       2006
                                                     -----------   ---------   --------
                                                               (in thousands)
OTHER COMPREHENSIVE LOSS, NET OF TAX:
Unrealized depreciation of investments, less
   related amortization of deferred acquisition
   costs and other deferred expenses, net of
   reclassification adjustments
                                                     $   (40,228)  $(232,484)  $  (365)
Deferred income tax benefit on above changes              17,729      92,169       128
                                                     -----------   ---------   -------
OTHER COMPREHENSIVE LOSS                                 (22,499)   (140,315)     (237)
                                                     -----------   ---------   -------
COMPREHENSIVE INCOME (LOSS)                          $(1,427,787)  $(129,959)  $49,696
                                                     ===========   =========   ========

                 See accompanying notes to financial statements.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                             STATEMENT OF CASH FLOWS
                        FOR THE YEARS ENDED DECEMBER 31,

                                                         2008          2007           2006
                                                     -----------   ------------   -----------
                                                                  (in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                                    $(1,405,288)  $    10,356    $    49,933
Adjustments to reconcile net income (loss) to net
   cash provided by operating activities:
   Interest credited to:
      Fixed annuity contracts and fixed accounts
         of variable annuity contracts                   197,614       162,141        130,362
      Universal life insurance contracts                   9,251         9,631         10,143
   Net realized investment loss                        1,562,326        90,985         18,426
   Net unrealized loss on fixed maturity
      securities, trading                                  6,839            --             --
   Amortization of net premium/discount on
      investments                                         (4,908)        2,196          4,340
   Amortization of deferred acquisition costs and
      other deferred expenses                            (45,132)       34,235         43,276
   Acquisition costs deferred                            (85,900)      (65,063)       (62,844)
   Provision for deferred income taxes                    19,073        (1,766)         4,275
   Change in:
      Accrued investment income                           (4,326)       (1,097)        (5,715)
      Income taxes currently payable to/receivable
         from Parent                                      (3,702)        6,213         (8,971)
      Due from/to Affiliates                              (5,929)         (603)          (817)
      Other assets                                           119         9,059         (2,433)
      Reserve for guaranteed benefits                      4,648          (526)           118
      Other liabilities                                      748        (3,033)         2,863
   Other, net                                             (6,375)       (3,233)         2,814
                                                     -----------   -----------    -----------
NET CASH PROVIDED BY OPERATING ACTIVITIES                239,058       249,495        185,770
                                                     -----------   -----------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of:
   Fixed maturity securities                          (2,044,282)   (1,307,103)    (1,834,374)
   Derivatives                                           (15,608)           --             --
   Mortgage and other loans                              (72,316)     (102,474)       (82,889)
      Other investments, excluding
         short-term investments                             (298)         (525)            --
Sales of:
   Fixed maturity securities                           1,774,457       521,645        770,995
   Derivatives                                            49,286            --             --
   Other investments, excluding short-term
      investments                                            904            --            697
Redemptions and maturities of:
   Fixed maturity securities                             414,804       255,340        251,628
   Mortgage and other loans                               33,308        56,927         40,572
   Other investments, excluding short-term
      investments                                          4,068         3,365            234
(Increase) decrease in securities lending
   invested collateral                                 1,070,157      (835,987)      (313,664)
                                                     -----------   -----------    -----------
NET CASH PROVIDED BY (USED IN) INVESTING
   ACTIVITIES                                        $ 1,214,480   $(1,408,812)   $(1,166,801)
                                                     -----------   -----------    -----------


                 See accompanying notes to financial statements.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                       STATEMENT OF CASH FLOWS (Continued)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                         2008          2007          2006
                                                     -----------   ------------   -----------
                                                                  (in thousands)
CASH FLOWS FROM FINANCING ACTIVITIES:
Deposits received on:
   Fixed annuity contracts and fixed accounts of
      variable annuity contracts                     $ 1,501,517   $ 1,048,650    $ 1,051,843
   Universal life insurance contracts                      7,042         7,382          7,476
Net exchanges from the fixed accounts of variable
   annuity contracts                                     (50,852)      (42,073)       (32,885)
Withdrawal payments on:
   Fixed annuity contracts and fixed accounts of
   variable annuity contracts                           (534,620)     (395,292)      (330,177)
   Universal life insurance contracts                     (8,205)       (9,502)        (7,181)
Claims and annuity payments, net of reinsurance,
   on:
   Fixed annuity contracts and fixed accounts of
      variable annuity contracts                        (149,072)     (112,330)       (84,107)
   Universal life insurance contracts                    (13,472)      (13,929)       (20,893)
Net receipts from (repayments of) other short-term
   financings                                             15,345        (4,029)         7,989
Increase (decrease) in securities lending payable     (2,008,650)      832,586        313,664
Capital contributions                                    768,190         3,407        130,000
                                                     -----------   -----------    -----------
NET CASH PROVIDED BY (USED IN) FINANCING
   ACTIVITIES                                           (472,777)    1,314,870      1,035,729
                                                     -----------   -----------    -----------
NET INCREASE IN CASH AND SHORT-TERM INVESTMENTS          980,761       155,553         54,698
CASH AND SHORT-TERM INVESTMENTS AT BEGINNING OF
   PERIOD
                                                         263,789       108,236         53,538
                                                     -----------   -----------    -----------
CASH AND SHORT-TERM INVESTMENTS AT END OF PERIOD     $ 1,244,550   $   263,789    $   108,236
                                                     ===========   ===========    ===========
SUPPLEMENTAL CASH FLOW INFORMATION:
Net income taxes (paid to) received from Parent      $     1,014   $      (906)   $   (26,950)
Non-cash activity:
   Bonus interest and other deferrals credited
      to reserve for annuity contracts               $    23,026   $    25,064    $    30,658
   Investment in fixed maturity securities,
      trading                                             31,700            --             --
   Contribution of fixed maturity securities from
      Parent                                             443,555            --             --

                 See accompanying notes to financial statements.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                          NOTES TO FINANCIAL STATEMENTS

1.   NATURE OF OPERATIONS AND ORGANIZATION

     First SunAmerica Life Insurance Company (the "Company") is a direct wholly owned subsidiary of SunAmerica Life Insurance Company (the "Parent"), which is a wholly owned subsidiary of AIG Retirement Services, Inc. ("AIGRS"), a wholly owned subsidiary of American International Group, Inc. ("AIG"). AIG is a holding company which, through its subsidiaries, is engaged in a broad range of insurance and insurance-related activities in the United States and abroad. AIG's activities include general insurance and life insurance and retirement services, financial services and asset management.

     The Company is a New York-domiciled life insurance company principally engaged in the business of writing annuity contracts directed to the market for tax-deferred, long-term savings products. Other than its contract to reinsure credit life and health insurance policies discussed in Note 9, the majority of the Company's revenues are derived from customers in the State of New York. Products are marketed through affiliated and independent broker-dealers, full-service securities firms and financial institutions. Three financial institutions represented approximately 16%, 15% and 14% of deposits in the year ended December 31, 2008. Four financial institutions represented approximately 18%, 12%, 11% and 10% of deposits in the year ended December 31, 2007. No other independent selling organization was responsible for more than 10% of deposits for any such periods.

     The operations of the Company are influenced by many factors, including general economic conditions, monetary and fiscal policies of the federal government, and policies of state and other regulatory authorities. The level of sales of the Company's financial products is influenced by many factors, including general market rates of interest, the strength, weakness and volatility of equity markets, and terms and conditions of competing financial products. The financial conditions of AIG and rating downgrades beginning late in the third quarter of 2008 and AIG's restructuring plan and related events described in Notes 13 and 14 below (collectively, the "AIG Events") have also impacted the Company's operations. The Company is exposed to the typical risks normally associated with a portfolio of fixed-income securities, namely interest rate, option, liquidity and credit risk. The Company controls its exposure to these risks by, among other things, closely monitoring and matching the duration and cash flows of its assets and liabilities, monitoring and limiting prepayment and extension risk in its portfolio, maintaining a large percentage of its portfolio in highly liquid securities, and engaging in a disciplined process of underwriting, reviewing and monitoring credit risk. The Company also is exposed to market risk, as market volatility may result in reduced fee income in the case of variable annuity assets held in separate accounts.

     As described in Note 14 herein, AIG commenced an organization-wide restructuring plan under which some of its businesses will be divested, some will be held for later divestiture, and some businesses will be prepared for potential subsequent offerings to the public. Successful execution of the restructuring plan involves significant separation activities. Accordingly, AIG and the Company have established retention programs for its key employees to maintain ongoing business operations and to facilitate the successful execution of the restructuring plan.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

1.   NATURE OF OPERATIONS AND ORGANIZATION (Continued)

     At December 31, 2008, AIG and the Company cannot determine the expected date of completion or reliably estimate the total aggregate expenses expected to be incurred for all restructuring and separation activities. This is due to the significant scale of the restructuring plan, the fact that restructuring costs will vary depending on the identity of the ultimate purchasers of the divested entities, as well as the extended period over which the restructuring is expected to occur.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION: The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ, possibly materially, from those estimates. Certain reclassifications and format changes have been made to prior period amounts to conform to the current period presentation.

     CASH AND SHORT-TERM INVESTMENTS: Cash and short-term investments consist of cash on hand and non-interest bearing demand deposits, interest-bearing cash equivalents and investments with original maturities within one year from the date of purchase, such as commercial paper.

     INVESTMENTS IN FIXED MATURITY SECURITIES: Fixed maturity securities available for sale consist of bonds, notes and redeemable preferred stocks and are carried at fair value. Premiums and discounts arising from the purchase of fixed maturity securities available for sale are treated as yield adjustments over their estimated lives, until maturity, or call date, if applicable. Unrealized gains or losses from available for sale investments in fixed maturity securities are reported as a separate component of accumulated other comprehensive loss, net of deferred acquisition costs, other deferred expenses and income tax, in shareholder's equity. Investments in fixed maturity securities are recorded on a trade-date basis.

     Fixed maturity securities classified as trading securities are carried at fair value. Trading securities include the Company's economic interest in Maiden Lane II LLC ("ML II"), which is carried at fair value under Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("FAS") No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("FAS 159"). Unrealized gains and losses on trading securities are reported in net investment income.

     The Company assesses its ability to hold any fixed maturity security in an unrealized loss position to its recovery, including fixed maturity securities classified as available for sale, at each balance sheet date. The decision to sell any such fixed maturity security classified as available for sale reflects the judgment of the Company's management that the security to be sold is unlikely to provide, on a relative value basis, as attractive a return in the future as alternative securities entailing comparable risks. With respect to distressed securities, the decision to sell reflects the judgment of the Company's management that the risk-discounted anticipated ultimate recovery is less than the value achievable on sale.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     The Company evaluates its investments for impairment such that a security is considered a candidate for other-than-temporary impairment if it meets any of the following criteria:

          - Trading at a significant (25 percent or more) discount to par, amortized cost (if lower) or cost for an extended period of time (nine consecutive months or longer);

          - The occurrence of a discrete credit event resulting in (i) the issuer defaulting on a material outstanding obligation; (ii) the issuer seeking protection from creditors under the bankruptcy laws or any similar laws intended for court supervised reorganization of insolvent enterprises; or (iii) the issuer proposing a voluntary reorganization pursuant to which creditors are asked to exchange their claims for cash or securities having a fair value substantially lower than par value of their claims; or

          - The Company may not realize a full recovery on its investment regardless of the occurrence of one of the foregoing events.

     The determination that a security has incurred an other-than-temporary decline in value requires the judgment of management and consideration of the fundamental condition of the issuer, its near-term prospects and all the relevant facts and circumstances. The above criteria also consider circumstances of a rapid and severe market valuation decline, such as that experienced in current credit markets, in which the Company could not reasonably assert that the impairment period would be temporary (severity losses).

     Once a security has been identified as other-than-temporarily impaired, the amount of such impairment is determined by reference to that security's contemporaneous fair value and recorded as a charge to earnings. If a loss is recognized from a sale subsequent to a balance sheet date pursuant to changes in circumstances, the loss is recognized in the period in which the intent to hold the securities to recovery no longer existed.

     In periods subsequent to the recognition of an other-than-temporary impairment charge for fixed maturity securities, which is not intent, credit or foreign exchange related, the Company generally accretes into income the discount or amortizes the reduced premium resulting from the reduction in cost basis over the remaining life of the security.

     Certain investments in beneficial interests in securitized financial assets of less than high quality with contractual cash flows, including asset-backed securities, are subject to the impairment and income recognition guidance of Emerging Issues Task Force ("EITF") 99-20, "Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests that Continued to Be Held by a Transferor in Securitized Financial Assets" ("EITF 99-20") as amended by FASB Staff Position No. ("FSP") EITF 99-20-1, "Amendments to the Impairment Guidance of EITF Issue No. 99-20," which became effective prospectively in the fourth quarter of 2008. EITF 99-20 requires periodic updates of the Company's best estimate of cash flows over the life of the security. If the fair value of such security is less than its cost or amortized cost and there has been a decrease in the present value of the estimated cash flows since the last revised estimate, considering both their timing and amount, an other-than-temporary impairment charge is recognized. Interest income is recognized based on changes in the timing and the amount of expected principal and interest cash flows reflected in the yield.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     The Company also considers its intent and ability to retain a temporarily impaired security until recovery. Estimating future cash flows is a quantitative and qualitative process that incorporates information received from third-party sources and, in the case of certain structured securities, with certain internal assumptions and judgments regarding the future performance of the underlying collateral. In addition, projections of expected future cash flows may change based upon new information regarding the performance of the underlying collateral.

     MORTGAGE AND OTHER LOANS: Mortgage and other loans include mortgage loans on real estate and collateral, commercial and guaranteed loans. All such loans are carried at unpaid principal balances less credit allowances and plus or minus adjustments for the accretion or amortization of discount and premium. Interest income on such loans is accrued as earned. Impairment of mortgage loans on real estate and collateral and commercial loans is based on certain risk factors and when collection of all amounts due under the contractual terms is not probable. This impairment is generally measured based on the present value of expected future cash flows discounted at the loan's effective interest rate subject to the fair value of underlying collateral. Interest income on such impaired loans is recognized as cash is received. The Company did not record a credit allowance for mortgage and other loans as of December 31, 2008 and 2007.

     POLICY LOANS: Policy loans are carried at unpaid principal amount. There is no allowance for policy loans because these loans serve to reduce the death benefit paid when the death claim is made and the balances are effectively collateralized by the cash surrender value of the policy.

     SECURITIES LENDING INVESTED COLLATERAL AND SECURITIES LENDING PAYABLE: On December 12, 2008, the Company terminated its securities lending activities (see Note 3 for additional information).

     Securities lending collateral was invested in interest-bearing cash equivalents and fixed maturity securities, primarily floating-rate bonds. Securities lending collateral investments in fixed maturity securities were carried at fair value and accounted for in a manner consistent with other available-for-sale fixed maturity securities, and were evaluated for other-than-temporary impairment by applying the same criteria used for other fixed maturity securities. The Company's allocated portion of income earned on the invested collateral, net of interest repaid to the borrowers under the securities lending agreements and the related management fees paid to administer the program, was recorded as investment income in the statement of income (loss). The Company's allocated portion of any realized investment losses on the invested collateral was recorded in the consolidated statement of income (loss). The Company generally obtained and maintained cash collateral from securities borrowers at current market levels for the securities lent. During the fourth quarter of 2008, in connection with certain securities lending transactions, the Company met the requirements for sale accounting because collateral received from the counterparties was insufficient to fund substantially all of the cost of purchasing replacement assets. Accordingly, the Company accounted for such lending transactions as sales combined with forward purchase commitments, rather than as secured borrowings.

     As of December 31, 2007, securities subject to securities lending agreements had a fair value of $1,965,871,000, and were included in fixed maturity securities available for sale in the balance sheet.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     DERIVATIVE ASSETS AND DERIVATIVE LIABILITIES: Derivative financial instruments primarily used by the Company include embedded derivatives relating to certain guarantees of annuity contract values, derivative financial instruments entered into to partially offset the risk of certain guarantees of annuity contract values and interest rate swap agreements. The Company is neither a dealer nor a trader in derivative financial instruments. The Company recognizes all derivatives in the balance sheet at fair value.

     The Company issues certain variable annuity products that offer optional guaranteed minimum account value ("GMAV") and guaranteed minimum withdrawal benefit ("GMWB") living benefits. Under FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", the GMAV and GMWB are considered embedded derivatives that are required to be bifurcated from the host contract and carried at fair value. The fair value of the GMAV and GMWB requires significant management estimates and is based on the present value of expected benefits to be paid less the present value of fee income associated with the guarantees. The fair value estimate of the GMAV and GMWB guarantees include unobservable inputs such as management's estimate of contract holder behavior as well as such observable inputs as swap curves and market calibrated implied volatility. The valuation technique used to measure the fair value of embedded derivatives was modified during 2008, primarily with respect to the development of long-dated equity volatility assumptions and the discount rates applied to certain projected benefit payments. The Company also economically hedges these guarantees by utilizing both exchange traded and over-the-counter index options and exchange traded futures. Exchange traded index options and futures are marked to market using observable market quotes while over-the-counter index options are marked to market through matrix pricing that utilizes observable market inputs. The GMAV and GMWB embedded derivatives are included in policyholder account balances - annuities and the index options are reported in derivative assets or derivative liabilities in the balance sheet. The changes in fair value of the Company's derivative instruments are reported in net realized investment gain (loss) in the statement of operations and comprehensive income (loss).

     GMAV is a feature offered on certain variable annuity products, but will no longer be available after May 2009. If available and elected by the contract holder at the time of contract issuance, this feature guarantees that the account value under the contract will at least equal the amount of deposits invested during the first ninety days of the contract, adjusted for any subsequent withdrawals, at the end of a ten-year waiting period. The Company bears the risk that protracted under-performance of the financial markets could result in GMAV benefits being higher than the underlying contract holder account balance and that the fees collected under the contract are insufficient to cover the costs of the benefit to be provided. The Company purchases options on the S&P 500 index and enters into S&P 500 and Treasury futures contracts on U.S. Treasury securities to partially offset this risk.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     GMWB is a feature offered on certain variable annuity products. If available and elected by the contract holder at the time of contract issuance, this feature provides a guaranteed annual withdrawal stream at the end of a specified wait period, if any, regardless of market performance. The guaranteed withdrawal stream is based upon deposits invested during a specified period adjusted for subsequent withdrawals, and may include an increase in the benefit base. The Company bears the risk that protracted under-performance of the financial markets could result in GMWB benefits being higher than the underlying contract holder account balance and that the fees collected under the contract are insufficient to cover the costs of the benefit to be provided. The Company purchases options on the S&P 500 index and Treasury/Eurodollar futures contracts to partially offset this risk.

     SEPARATE ACCOUNT ASSETS AND LIABILITIES: The assets supporting the variable portion of both traditional variable annuities and variable contracts with guarantees are carried at fair value and reported as separate account assets with an equivalent summary total reported as separate account liabilities when the separate account qualifies for separate account treatment under American Institute of Certified Public Accountants Statement of Position 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" ("SOP 03-1"). Separate accounts represent funds for which investment income and investment gains and losses accrue directly to the contract holders who bear the investment risk. Each account has specific investment objectives. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company. Amounts assessed against the contract holders for mortality, administrative, and other services and features are included in variable annuity policy fees in the statement of operations and comprehensive income (loss).

     DEFERRED ACQUISITION COSTS ("DAC"): Policy acquisition costs represent those costs, including commissions and other underwriting expenses that vary with and are primarily related to the acquisition of new business. Policy acquisition costs related to universal life and investment-type products are deferred and amortized, with interest, in relation to the incidence of estimated gross profits to be realized over the estimated lives of the contracts in accordance with FAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments" ("FAS 97"). Estimated gross profits are composed of net interest income, net realized investment gains and losses, fees, surrender charges, expenses, and mortality and morbidity gains and losses. If estimated gross profits change significantly, DAC is recalculated using the new assumptions (a DAC "unlocking"). Any resulting adjustment is included in income as an adjustment to DAC. DAC is grouped consistent with the manner in which the insurance contracts are acquired, serviced and measured for profitability and is reviewed for recoverability based on the current and projected future profitability of the underlying insurance contracts.

     The DAC for investment-type products is also adjusted with respect to estimated gross profits as a result of changes in the net unrealized gains or losses on fixed maturity securities available for sale. Because fixed maturity securities available for sale are carried at aggregate fair value, an adjustment is made to DAC equal to the change in amortization that would have been recorded if such securities had been sold at their stated aggregate fair value and the proceeds reinvested at current yields. The change in this adjustment, net of tax, is included with the change in net unrealized gains or losses on fixed maturity securities available for sale that is credited or charged directly to accumulated other comprehensive loss.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     OTHER DEFERRED EXPENSES: The Company offers sales inducements, which include enhanced crediting rates or bonus payments to contract holders on certain annuity products. Sales inducements provided to the contract holder are primarily recognized as part of separate account liabilities in the balance sheet. Such amounts are deferred and amortized over the life of the contract using the same methodology and assumptions used to amortize DAC. To qualify for such accounting treatment, these bonus payments must be explicitly identified in the contract at inception, and the Company must demonstrate that such amounts are incremental to amounts the Company credits on similar contracts without these bonus payments, and are higher than the contract's expected ongoing crediting rates for periods after the bonus period.

     POLICYHOLDER ACCOUNT BALANCES - ANNUITIES AND UNIVERSAL LIFE INSURANCE
     CONTRACTS: Policyholder account balances - annuities and universal life insurance contracts are accounted for in accordance with FAS 97 and are recorded at accumulated value (deposits received, plus accrued interest, less withdrawals and assessed fees). Deposits collected on these products are not reflected as revenues in the Company's statement of operations and comprehensive income (loss), as they are recorded directly to contract holder liabilities upon receipt. Also included are the reserves for GMAV and GMWB (see Derivative Assets and Derivative Liabilities Accounting Policy).

     RESERVES FOR GUARANTEED BENEFITS: The Company follows SOP 03-1, which requires recognition of a liability for guaranteed minimum death benefits ("GMDB") related to variable annuity contracts as well as certain disclosures for these products.

     The Company reports variable annuity contracts through separate account liabilities, or general accounts when not qualified for separate account reporting, when the Company contractually guarantees to the contract holder either (a) total deposits made to the contract less any partial withdrawals plus a minimum return (and in minor instances, no minimum returns) or (b) the highest contract value attained, typically on any anniversary date minus any subsequent withdrawals following the contract anniversary.

     The Company offers GMDB options that guarantee to contract holders, that upon death, the contract holder's beneficiary will receive the greater of
     (1) the contract holder's account value, or (2) a guaranteed minimum death benefit that varies by product and election by contract owner. The Company bears the risk that death claims following a decline in the debt and equity markets may exceed contract holder account balances, and that the fees collected under the contract are insufficient to cover the costs of the benefit to be provided. The GMDB liability is determined by estimating the expected value of death benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to guaranteed benefits, if actual experience or other evidence suggests that earlier assumptions should be revised.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     NET INVESTMENT INCOME: Net investment income represents income primarily from the following sources in the Company's operations:

          - Interest income and related expenses, including amortization of premiums and accretion of discounts on bonds with changes in the timing and the amount of expected principal and interest cash flows reflected in the yield, as applicable.

          - Dividend income and distributions from other investments when receivable.

          - Realized and unrealized gains and losses from investments in trading securities accounted for at fair value.

     NET REALIZED INVESTMENT GAINS AND LOSSES: Net realized investment gains and losses are determined by specific identification. The net realized investment gains and losses are generated primarily from the following sources:

          - Sales of fixed maturity securities and equity securities (except trading securities accounted for at fair value), securities lending invested collateral and other types of investments.

          - Reductions to the cost basis of fixed maturity securities and equity securities (except trading securities accounted for at fair value), securities lending invested collateral and other types of investments for other-than-temporary impairments.

          -    Changes in fair value of derivatives assets and liabilities.

     FEE INCOME: Fee income includes variable annuity policy fees, universal life insurance fees and surrender charges. Variable annuity policy fees are generally based on the market value of assets in the separate accounts supporting the variable annuity contracts. Universal life insurance policy fees consist of mortality charges, up-front fees earned on deposits received and administrative fees, net of reinsurance premiums. Surrender charges are assessed on withdrawals occurring during the surrender charge period. All fee income is recorded as income when earned.

     INCOME TAXES: The Company is included in the consolidated federal income tax return of its ultimate parent, AIG. Under the tax sharing agreement with AIG, taxes are recognized and computed on a separate company basis. To the extent that benefits for net operating losses, foreign tax credits or net capital losses are utilized on a consolidated basis, the Company would recognize tax benefits based upon the amount of those deductions and credits utilized in the consolidated federal income tax return. Additionally, the Company participates with its affiliates in the filing of certain combined state income tax returns and files separate state income tax returns in the state of New York. Deferred tax assets and liabilities are recorded for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements. The Company assesses its ability to realize deferred tax assets primarily based on the earnings history, the future earnings potential, the reversal of taxable temporary differences, and the tax planning strategies available to the legal entity when recognizing deferred tax assets in accordance with FAS No. 109, "Accounting for Income Taxes" ("FAS 109"). See
     Note 12 for a further discussion of income taxes.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     The Company applies the standards set forth in FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109," ("FIN 48") in determining the financial impact of income tax positions taken or expected to be taken in a tax return. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition of uncertain tax positions. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and additional disclosures. The Company's adoption of FIN 48 on January 1, 2007 did not have a material effect on the Company's financial condition or results of operations.

     The Company's determination of the realizability of its deferred tax assets requires estimates of future taxable income. Such estimates could change in the near term, perhaps materially, which may require the Company to adjust its valuation allowance. Such adjustment, either positive or negative, could be material to the Company's financial condition or its results of operations. See Note 12 for a further discussion of income taxes.

     RECENT ACCOUNTING STANDARDS:

     ACCOUNTING CHANGES

     In September 2006, the FASB issued FAS No. 157, "Fair Value Measurements" ("FAS 157"). FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure requirements regarding fair value measurements but does not change existing guidance about whether an asset or liability is carried at fair value. FAS 157 also clarifies that an issuer's credit standing should be considered when measuring liabilities at fair value. The Company adopted FAS 157 on January 1, 2008, its required effective date. The cumulative effect, net of taxes of adopting FAS 157 was a decrease in net income of approximately $2,000,000 in the first quarter of 2008 primarily due to the inclusion of explicit risk margins, where appropriate. See Note 5 for additional FAS 157 disclosures.

     In February 2007, the FASB issued FAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("FAS 159"). FAS 159 permits entities to choose to measure at fair value many financial instruments and certain other items that are not currently required to be measured at fair value. Subsequent changes in fair value for designated items are required to be reported in income. FAS 159 also establishes presentation and disclosure requirements for similar types of assets and liabilities measured at fair value. FAS 159 permits the fair value option election on an instrument-by-instrument basis of accounting for eligible items existing at the adoption date and at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. As of January 1, 2008, the adoption date, the Company did not choose to elect the fair value option for any of its financial assets or liabilities.

     In October 2008, the FASB issued FSP FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" ("FSP FAS 157-3"). FSP FAS 157-3 provides guidance clarifying certain aspects of FAS 157 with respect to the fair value measurements of a security when the market for that security is inactive. The Company adopted this guidance in the third quarter of 2008. The effects of adopting FSP FAS 157-3 on the Company's financial condition and results of operations were not material.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     In January 2009, the FASB issued FSP EITF 99-20-1, "Amendments to the Impairment Guidance of EITF Issue No. 99-20" ("FSP EITF 99-20-1"). FSP EITF 99-20-1 amends the impairment guidance in EITF Issue No. 99-20, "Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets," to achieve more consistent determination of whether an other-than-temporary impairment has occurred. The FSP also retains and emphasizes the objective of an other-than-temporary impairment assessment and the related disclosure requirements in FASB Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities" and other related guidance. The Company adopted this guidance in the fourth quarter of 2008. The effects of adopting FSP EITF 99-20-1 on the Company's financial condition and results of operations were not material.

     FUTURE APPLICATION OF ACCOUNTING STANDARDS:

     In March 2008, the FASB issued FAS 161, "Disclosures about Derivative Instruments and Hedging Activities -- an amendment of FASB Statement No. 133" ("FAS 161"). FAS 161 requires enhanced disclosures about (a) how and why the Company uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under FAS No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect the Company's financial condition, results of operations, and cash flows. FAS 161 is effective for the Company beginning with financial statements issued in the first quarter of 2009. Because FAS 161 only requires additional disclosures about derivatives, it will have no effect on the Company's financial condition, results of operations or cash flows.

     In May 2008, the FASB issued FAS 162, "The Hierarchy of Generally Accepted Accounting Principles" ("FAS 162"). FAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements presented in conformity with GAAP but does not change current practices. FAS 162 will become effective on the 60th day following Securities and Exchange Commission ("SEC") approval of the Public Company Accounting Oversight Board amendments to remove GAAP hierarchy from the auditing standards. FAS 162 will have no effect on the Company's financial condition, results of operations or cash flows.

     In April 2009, the FASB issued FSP FAS 115-2 and FAS 124-2, "Recognition and Presentation of Other-Than-Temporary" ("FSP FAS 115-2 and FAS 124-2"). FSP FAS 115-2 and FAS 124-2 amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. This FSP does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. Management is assessing the affect that adopting FSP FAS 115-2 and FAS 124-2 will have on its financial statements.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     In April 2009, the FASB issued FSP FAS 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly" ("FSP FAS 157-4"). FSP FAS 157-4 provides additional guidance for estimating fair value in accordance with FAS 157 when the volume and level of activity for the asset or liability have significantly decreased. This FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly. Management is assessing the affect that adopting FSP FAS 157-4 will have on its financial statements.

3.   SECURITIES LENDING

     The Company and certain other domestic insurance subsidiaries of AIG historically participated in AIG's U.S. securities lending program (the "Securities Lending Program"), which was managed by an affiliated agent, AIG Securities Lending Corp. (the "Agent") and an affiliated investment advisor for the benefit of the domestic insurance company participants (collectively, "the Participants").

     On December 12, 2008, the Securities Lending Program was terminated following the sale of long-term investments held by the Agent in the Securities Lending Program's collateral account and the settlement of all outstanding securities lending transactions.

     Under the Securities Lending Program, securities were loaned to various financial institutions, primarily major banks and brokerage firms. Historically, the Agent had received cash collateral from borrowers at current market levels, which were generally equal to 100 to 102 percent of the value of the loaned securities. The amount of cash advanced by borrowers declined during 2008, in light of the availability of alternative transactions requiring less collateral. During the fourth quarter of 2008, certain securities lending transactions met the requirements for sale accounting because the collateral obtained from the counterparties was not sufficient to fund substantially all of the cost of purchasing replacement assets. Accordingly, the Participants recognized net realized capital losses on deemed sales of lent securities and forward purchase commitments related to such transactions. For loans collateralized at less than 102 percent, the Company obtained a security interest in assets pledged by AIG, primarily high grade bonds, the fair value of which, together with the fair value of all collateral obtained by the Agent from counterparties in connection with the loans, equaled at least 102 percent of the fair value of the loaned securities at the inception of the loans.

     Cash collateral received by the Agent was invested primarily in fixed maturity securities to earn a net spread. A significant portion of the collateral received was invested in residential mortgage-backed securities with expected maturities that were longer than the liabilities to the securities lending counterparties. The value of those collateral securities declined during the latter part of 2007 and throughout 2008 and trading in such securities was extremely limited. As a result, the Participants recognized other-than-temporary impairment charges totaling $17.21 billion in 2008 related to investments in the collateral account.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

3.   SECURITIES LENDING (Continued)

     Effective June 17, 2008, the Company benefited from an agreement between AIG and the Agent's parent ("the Make-whole Agreement"), pursuant to which AIG agreed to make additional contributions to the Securities Lending Program's collateral account, up to an aggregate limit of $5 billion, to offset the obligations of the Participants to contribute to the Securities Lending Program's collateral account their pro rata share of any investment losses incurred from the sale of investments made with the Securities Lending Program's collateral on and after January 1, 2008. Any such contributions by AIG to the Securities Lending Program's collateral account were recorded by the Participants as capital contributions. This agreement, which superseded prior, substantially identical agreements that limited AIG's contributions to lower amounts, terminated on December 31, 2008.

     In the third quarter of 2008, counterparties began curtailing their participation in the Securities Lending Program by returning lent securities and requiring the return of cash collateral. In September 2008, the Participants, including the Company, funded cash to the Securities Lending Program's collateral account to provide additional liquidity. On September 22, 2008, AIG entered into an $85 billion revolving credit facility (the "Fed Facility") and a guarantee and pledge agreement with the Federal Reserve Bank of New York ("New York Fed"). During September 2008, AIG's borrowings under the Fed Facility included $11.35 billion that was advanced to the Securities Lending Program to provide liquidity for the return of collateral to counterparties. At September 30, 2008, AIG deemed the $11.35 billion it had borrowed under the Fed Facility to provide liquidity to the collateral account to be capital contributions to the Participants, largely offsetting $10.71 billion of third quarter 2008 other-than-temporary impairment charges recorded by the Participants. The Participants recorded interest expense for the period of time the advances were deemed outstanding borrowings, at a rate per annum equal to 3.6175%, which approximated the commercial paper borrowing rate then in effect.

     On October 8, 2008, certain of the Participants, including the Company, entered into a securities lending agreement with the New York Fed (the "Fed Securities Lending Agreement") pursuant to which the New York Fed agreed to borrow, on an overnight basis, up to $37.8 billion in investment grade fixed income securities from these participants in return for cash collateral. The Fed Securities Lending Agreement assisted the Participants in meeting their obligations to borrowers that were requesting the return of their cash collateral. Prior to this arrangement, $6.99 billion was borrowed by AIG under the Fed Facility between October 1, 2008 and October 8, 2008 and advanced to the Securities Lending Program collateral account to provide liquidity. These amounts were repaid to AIG in October 2008 using liquidity provided by transactions under the Fed Securities Lending Agreement, and the Participants recorded interest expense for these advances at a rate per annum equal to 2.8216%, which approximated the commercial paper borrowing rate then in effect. Each Participant's share of the total interest expense on the September and October 2008 advances from AIG was based on participation rates as of September 30, 2008.

     On December 8, 2008, in conjunction with the termination of the Securities Lending Program, certain of the Participants purchased corporate credit and other asset-backed securities at fair values totaling $3.09 billion from the Securities Lending Program's collateral account, which used the proceeds to settle a portion of the outstanding securities lending transactions. These transactions were recorded as purchases of fixed maturity securities by each of the respective purchasing entities.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

3.   SECURITIES LENDING (Continued)

     On December 12, 2008, AIG, the Participants and the Agent entered into an Asset Purchase Agreement (the "Asset Purchase Agreement") with ML II, a Delaware limited liability company whose sole member is the New York Fed.

     Pursuant to the Asset Purchase Agreement, the Participants sold to ML II all of their undivided interests in a pool of $39.3 billion face amount of residential mortgage-backed securities (the "RMBS") held by the Agent in connection with the Securities Lending Program. In exchange for the RMBS, the Participants received an initial purchase price of $19.8 billion plus the right to receive deferred contingent portions of the total purchase price of $1 billion plus a participation in the residual, each of which is subordinate to the repayment of the NY Fed loan to ML II. The amount of the initial payment and the deferred contingent portions of the total purchase price, if any are realized, will be allocated among the Participants based on their respective ownership interests in the pool of RMBS as of September 30, 2008. The total purchase price was based on the fair value of the RMBS as of October 31, 2008. The Participants recognized realized capital losses of $2.2 billion related to declines in the fair value of the RMBS for the month of October 2008 prior to the sale of the RMBS to ML II.

     Pursuant to a credit agreement, the NY Fed, as senior lender, made a loan to ML II (the "ML II Senior Loan") in the aggregate amount of $19.5 billion (such amount being the cash purchase price of the RMBS payable by ML II on the closing date after certain adjustments, including payments on RMBS for the period between the transaction settlement date of October 31, 2008 and the closing date of December 12, 2008). The ML II Senior Loan is secured by a first priority security interest in the RMBS and all property of ML II, bears interest at a rate per annum equal to one-month LIBOR plus 1.0 percent and has a stated six-year term, subject to extension by the NY Fed at its sole discretion. After the ML II Senior Loan has been repaid in full, to the extent there are sufficient net cash proceeds from the RMBS, the Participants will be entitled to receive from ML II a portion of the deferred contingent purchase price in the amount of up to $1.0 billion plus interest that accrues from the closing date and is capitalized monthly at the rate of one-month LIBOR plus 3.0 percent. In addition, after ML II has paid this fixed portion of the deferred contingent purchase price plus interest, the Participants will be entitled to receive one-sixth of any net proceeds received by ML II in respect of the RMBS as the remaining deferred contingent purchase price for the RMBS, and the NY Fed will receive five-sixths of any net proceeds received by ML II in respect of the RMBS as contingent interest on the ML II Senior Loan. The NY Fed will have sole control over ML II and the sales of the RMBS by ML II so long as the NY Fed has any interest in the ML II Senior Loan.

     Neither AIG nor the Participants have any control rights over ML II. The Company has determined that ML II is a variable interest entity (VIE) and the Company is not the primary beneficiary. The transfer of RMBS to ML II has been accounted for as a sale, in accordance with Statement of Financial Accounting Standards 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The Company has elected to account for its economic interest in ML II (including the rights to the deferred contingent purchase price) at fair value under FAS 159. This interest is reported on the balance sheet in fixed maturity securities, trading.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

3.   SECURITIES LENDING (Continued)

     The Participants applied the initial consideration from the sales of the RMBS and other collateral assets, along with available cash and $5.1 billion provided by AIG in the form of capital contributions, to settle outstanding securities lending transactions (including those under the Fed Securities Lending Agreement, which totaled approximately $20.5 billion as of December 12, 2008). As a result, the Securities Lending Program and the Fed Securities Lending Agreement have been terminated.

     At December 31, 2008, the Company recorded a receivable from affiliate for amounts which are due the Company from the Agent, and a short-term invested asset representing undistributed funds held in the Securities Lending Program collateral account.



     As a result of the events and transactions described above, the Company recorded the following amounts in 2008:

($ in thousands)
For the year ended December 31, 2008:
Realized gains (losses) on securities lending invested collateral:
   Net realized gains (losses) on RMBS sold to ML II                                   $ (69,204)
   Net realized gains (losses) on all other asset sales                                  (70,456)
   Realized losses due to other-than-temporary declines in value                        (513,501)
                                                                                       ---------
      Total                                                                            $(653,161)
                                                                                       =========
Net realized gains (losses) related to lent securities with insufficient collateral:
   Deemed sales of lent securities                                                     $ (25,701)
                                                                                       ---------
   Forward purchase commitments                                                          (35,197)
                                                                                       ---------
      Total                                                                            $ (60,898)
                                                                                       =========
Capital contributions funded to the collateral account by AIG:
   Pursuant to the Make-whole Agreement                                                $ 156,695
   AIG advances from the Fed Facility                                                    359,795
   Additional contribution                                                                31,700
                                                                                       ---------
      Total                                                                            $ 548,190
                                                                                       =========
Cash funded to the collateral account by the Company                                   $ 169,385
                                                                                       =========
At December 31, 2008:
   Interest in ML II reported in fixed maturity securities, trading                    $  24,861
                                                                                       =========
   Undistributed Securities Lending Program assets, in short term invested assets      $   6,935
                                                                                       =========
   Receivable from affiliated Agent, in due from affiliates                            $   6,064
                                                                                       =========

     In conjunction with the Securities Lending Program, the Company had a small number of securities subject to lending agreements with AIG International Inc., a subsidiary of AIG. All such loans were closed on or prior to December 12, 2008 in conjunction with the termination of the Securities Lending Program.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

3.   SECURITIES LENDING (Continued)

     On September 19, 2008, a proceeding was commenced pursuant to the provisions of the Securities Investor Protection Act of 1970 ("SIPA") with respect to Lehman Brothers Inc. ("Lehman") and a trustee was appointed to administer the Lehman estate. On that date, securities owned by the Company and certain other Participants (collectively, the "Affected Participants") were on loan to Lehman under a master securities lending agreement (the "MSLA"). The commencement of this SIPA proceeding constituted an event of default under the MSLA, and the lent securities were not returned by Lehman. The Affected Participants recorded the lent securities that were not returned by Lehman as sales. As a result of the default, the Affected Participants exercised their remedies under the MSLA to apply collateral held against the amounts owed by Lehman. On November 17, 2008, the Participants instructed the Agent to distribute assets from the Securities Lending Program collateral account having an aggregate fair value equal to the aggregate fair value of the unreturned lent securities on that date. The assets distributed in settlement of amounts owed by Lehman included corporate credit and other asset-backed securities, which were recorded by the Affected Participants in fixed maturity securities, available for sale. The remaining collateral held with respect to securities loaned to Lehman was distributed in cash to the Affected Participants on December 30, 2008 and is reflected in other liabilities at December 31, 2008.

4.   INVESTMENTS

     The cost or amortized cost and estimated fair value of fixed maturity securities and securities lending invested collateral by major category are as follows:

                                         Amortized      Gross        Gross
                                          Cost or    Unrealized   Unrealized
                                            Cost        Gains        Losses     Fair Value
                                        ----------   ----------   -----------   ----------

                                                           (in thousands)
AT DECEMBER 31, 2008:
U.S. government securities
   and government sponsored entities    $    2,487   $    ---     $     (45)    $    2,442
Obligations of states, municipalities
   and political subdivisions               32,520         26           (53)        32,493
Non-U.S. governments                         2,480        ---          (117)         2,363
Corporate debt                           2,510,735     57,233      (216,913)     2,351,055
Mortgage-backed, asset-backed and
   collateralized securities             1,976,828     46,651      (168,867)     1,854,612
                                        ----------   --------     ---------     ----------
   Total                                $4,525,050   $103,910     $(385,995)    $4,242,965
                                        ==========   ========     =========     ==========

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

4.   INVESTMENTS (Continued)

                                         Amortized      Gross        Gross
                                          Cost or    Unrealized   Unrealized
                                            Cost        Gains        Losses     Fair Value
                                        ----------   ----------   -----------   ----------

                                                           (in thousands)

AT DECEMBER 31, 2007:
U.S. government securities and
   government sponsored entities        $   17,079     $   765     $      --    $   17,844
Obligations of states, municipalities
   and political subdivisions                7,500          11           (10)        7,501
Non-U.S. governments                         2,476         180            --         2,656
Corporate debt                           2,791,064      16,588       (74,139)    2,733,513
Mortgage-backed, asset-backed and
   collateralized securities             2,022,480       8,798      (111,559)    1,919,719
                                        ----------     -------     ---------    ----------
   Total fixed maturity securities       4,840,599      26,342      (185,708)    4,681,233
Securities lending invested collateral   1,983,262          --      (136,819)    1,846,443
                                        ----------     -------     ---------    ----------
   Total                                $6,823,861     $26,342     $(322,527)   $6,527,676
                                        ==========     =======     =========    ==========

     At December 31, 2008, fixed maturity securities included $106,500,000 of securities not rated investment grade.

     At December 31, 2008, mortgage loans were collateralized by properties located in 28 states, with loans totaling approximately 22% and 10% of the aggregate carrying value of the portfolio secured by properties located in California and Florida, respectively. No more than 10% of the portfolio was secured by properties located in any other single state.

     At December 31, 2008, the carrying value, which approximates its estimated fair value, of all investments in default as to the payment of principal or interest totaled $7,494,000.

     At December 31, 2008, $696,000 of fixed maturity securities, at amortized cost, were on deposit with regulatory authorities in accordance with statutory requirements.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

4.   INVESTMENTS (Continued)

     The following table presents the cost or amortized cost and estimated fair values of the Company's available for sale fixed maturity securities at December 31, 2008, by contractual maturity. Actual maturities may differ from contractual maturities because certain borrowers have the right to call or prepay certain obligations with or without call or prepayment penalties.

                                                               Amortized
                                                                 Cost      Fair Value
                                                              ----------   ----------

                                                                   (in thousands)
Due in one year or less                                       $  160,437   $  160,357
Due after one year through five years                          1,072,484    1,029,169
Due after five years through ten years                         1,267,034    1,159,411
Due after ten years                                              273,816      251,176
Mortgage-backed, asset-backed and collateralized securities    1,751,279    1,642,852
                                                              ----------   ----------
   Total                                                      $4,525,050   $4,242,965
                                                              ==========   ==========



The following tables summarize the Company's fair value and gross unrealized losses on the Company's available for sale securities, aggregated by major investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2008 and 2007 (dollars in thousands):

                                          Less than 12 Months          12 Months or More                 Total
                                      --------------------------- --------------------------- ---------------------------
                                                 Unrealized                  Unrealized                  Unrealized
December 31, 2008                     Fair Value    Loss    Items Fair Value    Loss    Items Fair Value    Loss    Items
-----------------                     ---------- ---------- ----- ---------- ---------- ----- ---------- ---------- -----
U.S. government securities and
   government sponsored entities      $    2,443  $     45     1   $     --   $     --    --  $    2,443  $     45     1
Obligations of states, municipalities
   and political subdivisions             24,967        53     1         --         --    --      24,967        53     1
Non-U.S. governments                       2,363       117     1         --         --    --       2,363       117     1
Corporate debt                           925,003   107,803   315    391,168    109,110   108   1,316,171   216,913   423
Mortgage-backed, asset-backed and
   collateralized securities             427,049    86,827   103    289,970     82,040    82     717,019   168,867   185
                                      ----------  --------   ---   --------   --------   ---  ----------  --------   ---
   Total                              $1,381,825  $194,845   421   $681,138   $191,150   190  $2,062,963  $385,995   611
                                      ==========  ========   ===   ========   ========   ===  ==========  ========   ===

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

4.   INVESTMENTS (Continued)

                                          Less than 12 Months          12 Months or More                 Total
                                      --------------------------- --------------------------- ---------------------------
                                                 Unrealized                  Unrealized                  Unrealized
December 31, 2007                     Fair Value    Loss    Items Fair Value   Loss     Items Fair Value    Loss    Items
-----------------                     ---------- ---------- ----- ---------- ---------- ----- ---------- ---------- -----
Obligations of states, municipalities
   and political subdivisions         $       --  $     --    --  $    2,490   $    10     1  $    2,490  $     10     1
Corporate debt                         1,159,087    53,775   191     610,485    20,364   156   1,769,572    74,139   347
Mortgage-backed, asset-backed and
   collateralized securities             824,175    63,913   149     582,072    47,646   101   1,406,247   111,559   250
Securities lending invested
   collateral (a)                      1,846,443   136,819    --          --        --    --   1,846,443   136,819    --
                                      ----------  --------   ---  ----------   -------   ---  ----------  --------   ---
   Total                              $3,829,705  $254,507   340  $1,195,047   $68,020   258  $5,024,752  $322,527   598
                                      ==========  ========   ===  ==========   =======   ===  ==========  ========   ===

(a)  Represents the Company's allocated portion of AIG's securities lending pool.

As a result of the Company's periodic evaluation of its securities for other-than-temporary impairments in value, the Company recorded other-than-temporary impairment charges of $1,292,122,000, $73,140,000 and $4,007,000 in 2008, 2007 and 2006, respectively.

In light of the recent significant disruption in the U.S. residential mortgage and credit markets, the Company has recognized an other-than-temporary impairment charge (severity loss) of $880,364,000 in 2008, primarily related to mortgage-backed, asset-backed and collateralized securities, and securities of financial institutions. Notwithstanding the Company's intent and ability to hold such securities until they have recovered their cost basis (except for securities lending invested collateral comprising $260,175,000 of the severity loss for 2008), and despite structures that indicate that a substantial amount of the securities should continue to perform in accordance with original terms, the Company concluded that it could not reasonably assert that the impairment period would be temporary.

In addition to the above severity losses, the Company recorded other-than-temporary impairment charges in 2008, 2007 and 2006 related to:

     -    securities that the Company does not intend to hold until recovery;

     -    issuer-specific credit events;

     - certain structured securities impaired under EITF 99-20 and related interpretive guidance; and

     -    other impairments, including equity securities.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

4.   INVESTMENTS (Continued)

The net realized investment loss includes the following:

                                                     Years ended December 31,
                                                ---------------------------------
                                                    2008        2007       2006
                                                -----------   --------   --------

                                                          (in thousands)
Fixed maturity securities                       $   (87,300)  $ (8,843)  $(14,755)
Securities lending invested collateral             (139,660)    (3,407)        --
Other-than-temporary impairments                 (1,292,122)   (73,140)    (4,007)
Embedded derivatives, net of hedge securities       (41,678)    (4,388)     1,377
Other investments                                    (1,566)    (1,207)    (1,041)
                                                -----------   --------   --------
Net realized investment loss                    $(1,562,326)  $(90,985)  $(18,426)
                                                ===========   ========   ========

Realized investment gains and losses on the sales of fixed maturity securities and equity securities are as follows:

                                Years ended December 31,
                             ------------------------------
                                2008       2007      2006
                             ---------   -------   --------
                                     (in thousands)
FIXED MATURITY SECURITIES:
    Realized gains           $ 313,635   $ 1,200   $  3,302
    Realized losses           (418,547)   (9,930)   (13,264)

EQUITY SECURITIES:
    Realized gains           $      --   $    --   $  1,397
    Realized losses                 --        --     (1,400)

The sources and related amounts of net investment income are as follows:

                                            Years Ended December 31,
                                         ------------------------------
                                           2008       2007       2006
                                         --------   --------   --------

                                                 (in thousands)
Short-term investments                   $ 29,008   $  5,473   $  4,436
Fixed maturity securities                 269,679    267,197    220,347
Mortgage and other loans                   29,106     27,267     22,749
Policy loans                                1,863      2,145      2,374
Securities lending invested collateral        295      1,387      1,872
Other invested assets                          --         (2)        --
                                         --------   --------   --------
Total investment income                   329,951    303,467    251,778
Less: investment expenses                  (3,210)    (2,575)    (2,254)
                                         --------   --------   --------
Net investment income                    $326,741   $300,892   $249,524
                                         ========   ========   ========

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

4.   INVESTMENTS (Continued)

     On December 12, 2008, the Company and certain other domestic insurance subsidiaries sold to ML II all of their undivided interests in a pool of $39.3 billion face amount of residential mortgage-backed securities (the "RMBS") which were held as securities lending invested collateral. In exchange for the RMBS, the life insurance companies received an initial purchase price of $19.8 billion plus the right to receive deferred contingent portions of the total purchase price of $1 billion plus a participation in the residual, each of which is subordinated to the repayment of a loan from the NY Fed to ML II.

     Neither AIG nor the Company have any control rights over ML II. The Company has determined that ML II is a variable interest entity ("VIE") and the Company is not the primary beneficiary. The transfer of RMBS to ML II has been accounted for as a sale, in accordance with FAS 140. The Company has elected to account for its economic interest in ML II (including the rights to the deferred contingent purchase price) at fair value under FAS 159, because this interest would otherwise meet the criteria of a hybrid instrument and require bifurcation of an embedded derivative. This interest is reported in fixed maturity securities, trading, with changes in fair value reported as a component of net investment income. See Note 5 for further discussion of the Company's fair value methodology and the valuation of ML II.

     See Note 3 for additional information regarding the Securities Lending Program and the sale of the RMBS to ML II.

5.   FAIR VALUE MEASUREMENTS

     Effective January 1, 2008, the Company adopted FAS 157 and FAS 159, which specify measurement and disclosure standards related to assets and liabilities measured at fair value. See Note 2 herein for additional information.

     The most significant effect of adopting FAS 157 on the Company's results of operations for the year ended December 31, 2008 related to changes in fair value methodologies with respect to liabilities already carried at fair value. Specifically, the incorporation of explicit risk margins resulted in a decrease of $24.0 million to pre-tax income ($14.4 million after tax) for the year ended December 31, 2008.

     FAIR VALUE MEASUREMENTS ON A RECURRING BASIS:

     The Company measures fair value on a recurring basis financial instruments in its trading and available for sale securities portfolios, short-term investments, securities lending invested collateral, derivative assets and liabilities, separate account assets and embedded derivatives contained in certain variable annuity contracts. The fair value of a financial instrument is the amount that would be received on sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

5.   FAIR VALUE MEASUREMENTS (Continued)

     The degree of judgment used in measuring the fair value of financial instruments generally correlates with the level of pricing observability. Financial instruments with quoted prices in active markets generally have more pricing observability and less judgment is used in measuring fair value. Conversely, financial instruments traded in other-than-active markets or that do not have quoted prices have less observability and are measured at fair value using valuation models or other pricing techniques that require more judgment. An active market is one in which transactions for the asset or liability being valued occur with sufficient frequency and volume to provide pricing information on an ongoing basis. An other-than-active market is one in which there are few transactions, the prices are not current, price quotations vary substantially either over time or among market makers, or in which little information is released publicly for the asset or liability being valued. Pricing observability is affected by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established, the characteristics specific to the transaction and general market conditions.

     FAIR VALUE HIERARCHY:

     Beginning January 1, 2008, assets and liabilities recorded at fair value in the balance sheet are measured and classified in a hierarchy for disclosure purposes consisting of three "levels" based on the observability of inputs available in the marketplace used to measure the fair values as discussed below:

     Level 1 - Fair value measurements that are quoted prices (unadjusted) in active markets that the Company has the ability to access for identical assets or liabilities. Market price data generally is obtained from exchange or dealer markets. The Company does not adjust the quoted price for such instruments. Assets and liabilities measured at fair value on a recurring basis and classified as Level 1 include government and agency securities, derivative contracts and most separate account assets.

     Level 2 - Fair value measurements based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liability in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. Assets and liabilities measured at fair value on a recurring basis and classified as Level 2 generally include certain government securities, most investment-grade and high-yield corporate bonds, certain asset backed securities, state, municipal and provincial obligations and hybrid securities.

     Level 3 - Fair value measurements based on valuation techniques that use significant inputs that are unobservable. These measurements include circumstances in which there is little, if any, market activity for the asset or liability. Assets and liabilities measured at fair value on a recurring basis and classified as Level 3 principally include certain fixed maturity securities and embedded derivatives contained in certain variable annuity contracts.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

5.   FAIR VALUE MEASUREMENTS (Continued)

     In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment. In making the assessment, the Company considers factors specific to the asset or liability.

     The following is a description of the valuation methodologies used for instruments carried at fair value.

     INCORPORATION OF CREDIT RISK IN FAIR VALUE MEASUREMENTS:

     Fair value measurements for freestanding derivatives incorporate counterparty credit by determining the explicit cost for the Company to protect against its net credit exposure to each counterparty at the balance sheet date by reference to observable counterparty credit default swap spreads. The Company's net credit exposure to a counterparty is determined based on master netting agreements, which take into consideration all derivative positions with the counterparty, as well as cash collateral posted by the counterparty at the balance sheet date.

     Fair values for fixed maturity securities based on observable market prices for identical or similar instruments implicitly include the incorporation of counterparty credit risk. Fair values for fixed maturity securities based on internal models incorporate counterparty credit risk by using discount rates that take into consideration cash issuance spreads for similar instruments or other observable information.

     FIXED MATURITY SECURITIES AVAILABLE FOR SALE (INCLUDING FIXED MATURITY SECURITIES WITHIN SECURITIES LENDING INVESTED COLLATERAL): The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. Whenever available, the Company obtains quoted prices in active markets for identical assets at the balance sheet date to measure at fair value fixed maturity securities in its available for sale portfolios. Market price data generally is obtained from exchange or dealer markets.

     The Company estimates the fair value of fixed maturity securities not traded in active markets by referring to traded securities with similar attributes, using dealer quotations, a matrix pricing methodology, discounted cash flow analyses or internal valuation models. This methodology considers such factors as the issuer's industry, the security's rating and tenor, its coupon rate, its position in the capital structure of the issuer, yield curves, credit curves, prepayment rates and other relevant factors. For fixed maturity securities that are not traded in active markets or that are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments generally are based on available market evidence. In the absence of such evidence, management's best estimate is used.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

5.   FAIR VALUE MEASUREMENTS (Continued)

     FIXED MATURITY SECURITIES, TRADING: The fixed maturity securities, trading portfolio consists of an interest in Maiden Lane II ("ML II"). At inception, the Company's economic interest in ML II was valued at the transaction prices of $31,700,000. Subsequently, the ML II interest is valued using a discounted cash flow methodology using the estimated future cash flows of the assets to which the ML II interest is entitled and the discount rates applicable to such interest as derived from the fair value of the entire asset pool. The implicit discount rates are calibrated to the changes in the estimated asset values for the underlying assets commensurate with the Company's interest in the capital structure of the entity. Estimated cash flows and discount rates used in the valuations are validated, to the extent possible, using market observable information for securities with similar asset pools, structure and terms.

     Valuation Sensitivity - The fair value of the ML II interest is most affected by changes in the discount rates and changes in the underlying estimated future collateral cash flow assumptions used in the valuation model.

     The benchmark London Interbank Offered Rate ("LIBOR") interest rate curve changes are determined by macroeconomic considerations and financial sector credit spreads. The spreads over the LIBOR for the ML II interest (including collateral-specific credit and liquidity spreads) can change as a result of changes in market expectations about the future performance of this investment as well as changes in the risk premium that market participants would demand at the time of the transactions.

     Changes in estimated future cash flows would primarily be the result of changes in expectations for collateral defaults, recoveries, and underlying loan prepayments.

     Increases in the discount rate or decreases in estimated future cash flows used in the valuation would decrease the Company's estimate of the fair value of ML II as shown in the table below.

                              Fair Value
                                Change
                              ----------

                             (in thousands)
Discount Rates
200 basis points               $ (2,768)
400 basis point                  (5,199)

Estimated Future Cash Flows
10% decrease                    (10,012)
20% decrease                    (18,872)

     The Company believes that the ranges of discount rates used in this analysis are reasonable based on implied spread volatilities of similar collateral securities and implied volatilities of LIBOR interest rates. The ranges of estimated future cash flows were determined based on variability in estimated future cash flows implied by cumulative loss estimates for similar instruments. The fair value of the ML II interest is likely to vary, perhaps materially, from the amount estimated.

     DERIVATIVE ASSETS AND LIABILITIES: Derivative assets and liabilities can be exchange-traded or traded over the counter ("OTC"). The Company generally values exchange-traded derivatives using quoted prices in active markets for identical derivatives at the balance sheet date.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

5.   FAIR VALUE MEASUREMENTS (Continued)

     OTC derivatives are valued using market transactions and other observable market evidence whenever possible, including market-based inputs to models, model calibration to market clearing transactions, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. When models are used, the selection of a particular model to value an OTC derivative depends on the contractual terms of, and specific risks inherent in, the instrument as well as the availability of pricing information in the market. The Company generally uses similar models to value similar instruments. Valuation models require a variety of inputs, including contractual terms, market prices and rates, yield curves, credit curves, measures of volatility, prepayment rates and correlations of such inputs. For OTC derivatives that trade in liquid markets, such as options, model inputs can generally be corroborated by observable market data by correlation or other means, and model selection does not involve significant management judgment.

     Certain OTC derivatives trade in less liquid markets with limited pricing information, and the determination of fair value for these derivatives is inherently more difficult. When the Company does not have corroborating market evidence to support significant model inputs and cannot verify the model to market transactions, the transaction price is initially used as the best estimate of fair value. Accordingly, when a pricing model is used to value such an instrument, the model is adjusted so the model value at inception equals the transaction price. Subsequent to initial recognition, the Company updates valuation inputs when corroborated by evidence such as similar market transactions, third-party pricing services and/or broker or dealer quotations, or other empirical market data. When appropriate, valuations are adjusted for various factors such as liquidity, bid/offer spreads and credit considerations. Such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used.

     EMBEDDED DERIVATIVES (included in policyholder account balances - annuities): The fair value of embedded policy derivatives contained in certain variable annuity contracts is measured based on actuarial and capital market assumptions related to projected cash flows over the expected lives of the contracts. These cash flow estimates primarily include benefits and related fees assessed, when applicable, and incorporate expectations about policyholder behavior. Estimates of future policyholder behavior are subjective and based primarily on the Company's historical experience. Because of the dynamic and complex nature of the expected cash flows, risk neutral valuations are used. Estimating the underlying cash flows for these products involves many estimates and judgments, including those regarding expected market rates of return, market volatility, correlations of market index returns to funds, fund performance, discount rates and policyholder behavior. With the adoption of FAS 157, this methodology was not changed, with the exception of incorporating an explicit risk margin to take into consideration market participant estimates of projected cash flows and policyholder behavior. The valuation technique used to measure the fair value of embedded derivatives was modified during 2008, primarily with respect to the development of long-dated equity volatility assumptions and the discount rates applied to certain projected benefit payments.

     SEPARATE ACCOUNT ASSETS: Separate account assets are composed primarily of registered and unregistered open-end mutual funds that generally trade daily and are measured at fair value in the manner discussed above for equity securities traded in active markets.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

5.   FAIR VALUE MEASUREMENTS (Continued)

     ASSETS AND LIABILITIES MEASURED AT FAIR VALUE ON A RECURRING BASIS:

     The following table presents information about assets and liabilities measured at fair value on a recurring basis at December 31, 2008, and indicates the level of the fair value measurement based on the levels of the inputs used:

                                                   Level 1     Level 2     Level 3      Total
                                                  --------   ----------   --------   ----------

                                                                  (in thousands)
Assets:
   Fixed maturity securities available for sale   $     --   $3,736,218   $506,747   $4,242,965
   Fixed maturity securities, trading                   --           --     24,861       24,861
   Derivative assets                                13,151           --         --       13,151
   Separate account assets                         533,680           --         --      533,680
                                                  --------   ----------   --------   ----------
      Total                                       $546,831   $3,736,218   $531,608   $4,814,657
                                                  ========   ==========   ========   ==========
Liabilities:
   Policyholder account balances - annuities      $     --   $       --   $ 91,798   $   91,798
                                                  --------   ----------   --------   ----------
      Total                                       $     --   $       --   $ 91,798   $   91,798
                                                  ========   ==========   ========   ==========

     At December 31, 2008, Level 3 assets were 7.4 percent of total assets and Level 3 liabilities were 1.3 percent of total liabilities.

     The following table present the changes during the year ended December 31, 2008 in Level 3 assets and liabilities measured at fair value on a recurring basis, and the realized and unrealized gain (losses) recorded in income during the year ended December 31, 2008 related to the Level 3 assets and liabilities that remained in the balance sheet at December 31, 2008:

                                            Fixed
                                          Maturity        Fixed                  Policyholder
                                         securities      maturity                  account
                                          Available    securities,     Total      balances -
                                          for Sale       trading       Assets     annuities
                                         ----------    -----------   ---------   ------------

                                                            (in thousands)
Balance, January 1, 2008                  $ 472,084      $    --     $ 472,084   $ 3,290
Net realized/unrealized gains (losses)
   included in:
   Net investment income                      4,673       (6,839)       (2,166)       --
   Net realized investment loss            (203,592)          --      (203,592)   88,508
   Accumulated other comprehensive
      loss                                    1,131           --         1,131        --
Purchases, sales, issuances and
   settlements, net                         118,108       31,700       149,808        --
Transfers in                                114,343           --       114,343        --
                                          ---------      -------     ---------   -------
Balance, December 31, 2008                $ 506,747      $24,861     $ 531,608   $91,798
                                          =========      =======     =========   =======

     Both observable and unobservable inputs may be used to determine the fair values of positions classified in level 3 in the tables above. As a result, the unrealized gains (losses) on instruments held at December 31, 2008 may include changes in fair value that were attributable to both observable and unobservable inputs.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

5.   FAIR VALUE MEASUREMENTS (Continued)

     Changes in the fair value of separate account assets are completely offset in the statement of operations and comprehensive income (loss) by changes in separate account liabilities, which are not carried at fair value and therefore not included in the tables above.

     FAIR VALUE OPTION:

     FAS 159 permits a company to choose to measure at fair value many financial instruments and certain other assets and liabilities that are not required to be measured at fair value. Subsequent changes in fair value for designated items are required to be reported in income. The Company did not make any fair value measurement elections upon initial adoption of FAS 159. The Company has elected to account for its economic interest in ML II at fair value under FAS 159. The Company recorded a loss of $6,839,000 in the year ended December 31, 2008 to reflect the change in the fair value of ML II, which was reported as a component of net investment income in the statement of operations and comprehensive income (loss).

     FAIR VALUE INFORMATION ABOUT FINANCIAL INSTRUMENTS NOT MEASURED AT FAIR
     VALUE:

     FAS No. 107, "Disclosures about Fair Value of Financial Instruments" ("FAS 107"), requires disclosure of fair value information about financial instruments for which it is practicable to estimate such fair value. FAS 107 excludes certain financial instruments, including those related to insurance contracts. Information regarding the estimation of fair value for financial instruments not carried at fair value is discussed below.

     CASH AND SHORT-TERM INVESTMENTS: The carrying value of these assets approximates fair value because of the relatively short period of time between origination and expected realization.

     MORTGAGE AND OTHER LOANS: Fair value for mortgage loans is primarily determined by using discounted cash flow calculations based upon the Company's current incremental lending rates for similar type loans. Fair value for collateral, commercial and guaranteed loans is based principally on independent pricing services, broker quotes and other independent information.

     POLICY LOANS: The fair values of the policy loans were not calculated as the Company believes it would have to expend excessive costs for the benefits derived.

     SECURITIES LENDING PAYABLE: The contract values of securities lending payable approximate fair value as these obligations are short-term in nature.

     POLICYHOLDER ACCOUNT BALANCES - ANNUITIES: Deferred annuity contracts are assigned a fair value equal to current net surrender value. Annuitized contracts are valued based on the present value of future cash flows at current pricing rates.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

5.   FAIR VALUE MEASUREMENTS (Continued)

     The estimated fair values of the Company's financial instruments compared with their respective carrying values are as follows at December 31:

                                                         2008                      2007
                                               -----------------------   -----------------------
                                                Carrying       Fair       Carrying       Fair
                                                  Value        Value       Value         Value
                                               ----------   ----------   ----------   ----------

                                                                 (in thousands)
ASSETS:
   Cash and short-term investments             $1,244,550   $1,244,550   $  263,789   $  263,789
   Fixed maturity securities available
     for sale                                   4,242,965    4,242,965    4,681,233    4,681,233
   Fixed maturity securities, trading              24,861       24,861           --           --
   Mortgage and other loans                       502,172      510,761      463,097      464,135
   Policy loans                                    21,934       21,934       26,002       26,002
   Securities lending invested collateral              --           --    1,846,443    1,846,443
   Derivative assets                               13,151       13,151           --           --
LIABILITIES:
   Policyholder account balances - annuities   $6,179,243   $6,014,641   $5,105,359   $4,856,632
   Securities lending payable                          --           --    2,008,650    2,008,650

6.   DEFERRED ACQUISITION COSTS

     The following table summarizes the activity in deferred acquisition costs:

                                              Years Ended December 31,
                                              ------------------------
                                                  2008       2007
                                                --------   --------

                                                  (in thousands)
Balance at beginning of year                    $309,276   $239,287
Acquisition costs deferred                        85,900     65,063
Effect of net unrealized loss on securities      (38,258)    31,535
Amortization charged to income                    30,879    (26,609)
                                                --------   --------
Balance at end of year                          $387,797   $309,276
                                                ========   ========

     The Company adjusts amortization when the assumptions underlying the estimates of current or future gross profits to be realized are revised. The Company reviews the assumptions at least annually. In 2008, the Company recorded approximately $23,300,000 of additional amortization of deferred acquisition costs primarily resulting from difficult market conditions and adverse policyholder behavior. Further deterioration in equity market conditions or other factors could result in future negative unlocking adjustments.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

7.   OTHER DEFERRED EXPENSES

     The annuity operations defer enhanced crediting rates or bonus payments to contract holders on certain of its products. The following table summarizes the activity in these deferred expenses:

                                              Years Ended December 31,
                                              ------------------------
                                                   2008       2007
                                                 --------   -------

                                                   (in thousands)
Balance at beginning of year                     $ 89,607   $61,876
Expenses deferred                                  23,026    25,064
Effect of net unrealized loss on securities       (16,070)   10,293
Amortization charged to income                     14,253    (7,626)
                                                 --------   -------
Balance at end of year                           $110,816   $89,607
                                                 ========   =======

     The Company adjusts amortization when the assumptions underlying the estimates of current or future gross profits to be realized are revised. The Company reviews the assumptions at least annually. In 2008, the Company recorded approximately $1,200,000 of additional amortization of sales inducements primarily resulting from difficult market conditions and adverse policyholder behavior.

8.   GUARANTEED BENEFITS

     Details concerning the Company's guaranteed benefit exposures are as follows:

                                                              Highest Specified
                                                                 Anniversary
                                                                Account Value
                                                                    Minus
                                              Return of Net    Withdrawals Post
AT DECEMBER 31, 2008                             Deposits        Anniversary
--------------------                          -------------   -----------------

                                                    (dollars in thousands)
In the event of death (GMDB):
   Account value                               $  138,383         $539,961
   Net amount at risk (a)                          44,265          197,078
   Average attained age of contract holders            65               64
   Range of guaranteed minimum return rates             0%               0%
Accumulation at specified date (GMAV):
   Account value                               $   50,169
   Net amount at risk (b)                          14,589
   Weighted average period remaining until
      guaranteed payment                        7.2 Years
Accumulation at specified date (GMWB):
   Account value                              $   244,548
   Net amount at risk (c)                          92,856
   Weighted average period remaining until
      guaranteed payment                       15.5 Years

                    FIRST SUNAMERICA LIFE INSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS (Continued)

8.   GUARANTEED BENEFITS (Continued)

                                                              Highest Specified
                                                                 Anniversary
                                                                Account Value
                                                                    Minus
                                              Return of Net    Withdrawals Post
AT DECEMBER 31, 2007                             Deposits        Anniversary
--------------------                          -------------   -----------------

                                                    (dollars in thousands)
In the event of death (GMDB):
   Account value                               $   179,211        $733,495
   Net amount at risk (a)                              643          19,414
   Average attained age of contract holders             65              63
   Range of guaranteed minimum return rates              0%              0%
Accumulation at specified date (GMAV):
   Account value                               $    80,034
   Net amount at risk (b)                              203
   Weighted average period remaining until
      guaranteed payment                         7.9 Years
Accumulation at specified date (GMWB):
   Account value                               $   219,581
   Net amount at risk (c)                            1,853
   Weighted average period remaining until
      guaranteed payment                        19.9 Years

(a) Net amount at risk represents the guaranteed benefit exposure in excess of the current account value, if all contract holders died at the same balance sheet date.

(b) Net amount at risk represents the guaranteed benefit exposure in excess of the current account value, if all contract holders reached the specified date at the same balance sheet date.

(c) Net amount at risk represents the guaranteed benefit exposure in excess of the current account value if all contract holders exercise the maximum withdrawal benefits at the same balance sheet date. If no withdrawals have been made for those policies with a waiting period, the contract holder will realize an increase in the benefit base after all other amounts guaranteed under this benefit have been paid. This increase in the benefit base increases the net amount at risk by $7,392,000 and $3,549,000 as of December 31, 2008 and 2007, respectively and is payable no sooner than 10 years from the end of the waiting period.

                    FIRST SUNAMERICA LIFE INSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS (Continued)

8.   GUARANTEED BENEFITS (Continued)

     The following summarizes the reserves for guaranteed benefits on variable contracts reflected in the general account:

                                  Years Ended December 31,
                                  ------------------------
                                        2008     2007
                                      -------   ------

                                       (in thousands)
 Balance at beginning of year         $ 1,574   $2,100
   Guaranteed benefits incurred         5,696     (407)
   Guaranteed benefits paid            (1,048)    (119)
                                      -------   ------
Balance at end of year                $ 6,222   $1,574
                                      =======   ======

The following assumptions and methodology were used to determine the reserve for guaranteed benefits at December 31, 2008 and 2007:

          - Data used was 50 stochastically generated investment performance scenarios.

          -    Mean investment performance assumption was 10%.

          -    Volatility assumption was 16%.

          - Mortality was assumed to be 50% Male and 80% Female of the 1994 Variable Annuity MGDB table.

          - Lapse rates vary by contract type and duration and range from 0% to 40%.

          -    The discount rate was approximately 8%.

     In 2008, the Company recorded an increase in reserves for guaranteed benefits and guaranteed benefits expense of $2,100,000 due to the unlocking of key assumptions.

9.   REINSURANCE

     Reinsurance contracts do not relieve the Company from its obligations to contract holders. The Company could become liable for all obligations of the reinsured policies if the reinsurers were to become unable to meet the obligations assumed under the respective reinsurance agreements. The Company monitors its credit exposure with respect to these agreements. However, due to the high credit ratings of the reinsurers, such risks are considered to be minimal. The Company has no reinsurance recoverable or related concentration of credit risk greater than 10% of shareholder's equity.

     The Company has a reinsurance treaty that limits its universal life risk on any one insured life to $100,000. Universal life insurance fees are presented net of reinsurance premiums of $6,492,000, $6,348,000 and $7,518,000 in 2008, 2007 and 2006, respectively. Reinsurance recoveries recognized as a reduction of claims on universal life insurance contracts amounted to $4,616,000, $3,798,000 and $12,163,000 in 2008, 2007 and 2006,
     respectively.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

9.   REINSURANCE (Continued)

     On November 1, 2004, the Company entered a contract to reinsure credit life and health insurance policies. The Company received a share of premium for the reinsured policies and indemnified the reinsured for a proportionate share of these liabilities while the reinsured retained the assets and corresponding reserve liabilities. The contract was considered modified coinsurance and as such the reinsurance claims payable is offset against reinsurance premiums receivable and included in other assets on the balance sheet. The treaty was for one year with the option to renew annually. The Company allowed the contract to expire on October 31, 2006. The pretax income from the contract was $17,572,000 in 2006.

10.  COMMITMENTS AND CONTINGENT LIABILITIES

     Various federal, state and other regulatory agencies may from time to time review, examine or inquire into the operations, practices and procedures of the Company, such as through financial examinations, market conduct exams or regulatory inquiries. Based on the current status of pending regulatory examinations and inquires involving the Company, the Company believes it is not likely that these regulatory examinations or inquiries will have a material adverse effect on the financial position, results of operations or cash flows of the Company.

     Various lawsuits against the Company have arisen in the ordinary course of business. Except as noted above, contingent liabilities arising from litigation, income taxes and regulatory and other matters are not considered material in relation to the financial position, results of operations or cash flows of the Company.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

11.  SHAREHOLDER'S EQUITY

     The Company is authorized to issue 300 shares of its $10,000 par value Common Stock. At December 31, 2008 and 2007, 300 shares were outstanding.

     Changes in shareholder's equity are as follows:

                                                     Years ended December 31,
                                                ----------------------------------
                                                    2008         2007       2006
                                                -----------   ---------   --------

                                                          (in thousands)
ADDITIONAL PAID-IN CAPITAL:
   Beginning balances                           $   393,092   $ 389,629   $259,625
   Capital contributions by Parent                1,211,796       3,463    130,004
                                                -----------   ---------   --------
   Ending balances                              $ 1,604,888   $ 393,092   $389,629
                                                ===========   =========   ========
RETAINED EARNINGS:
   Beginning balances                           $   195,485   $ 185,129   $135,196
   Net income (loss)                             (1,405,288)     10,356     49,933
                                                -----------   ---------   --------
   Ending balances                              $(1,209,803)  $ 195,485   $185,129
                                                ===========   =========   ========
ACCUMULATED OTHER COMPREHENSIVE LOSS:
   Beginning balances                           $  (146,407)  $  (6,092)  $ (5,855)
   Unrealized depreciation of investments,
      net of reclassification adjustments (a)        14,100    (274,312)    (4,165)
   Effect on deferred acquisition costs and
      other deferred expenses                       (54,328)     41,828      3,800
   Income tax benefit                                17,729      92,169        128
                                                -----------   ---------   --------
   Ending balances                              $  (168,906)  $(146,407)  $ (6,092)
                                                ===========   =========   ========

(a) Includes reclassification adjustments for realized losses included in net income (loss) of $1,371,464,000, $82,421,000 and $17,635,000 in 2008, 2007
     and 2006, respectively.


Capital contributions in 2008 and 2007 included cash of $768,190,000 and $3,407,000, respectively, deposited by AIG. Of those amounts, $548,190,000 in 2008 and $3,407,000 in 2007 were contributions with regard to the securities lending collateral account to offset pretax realized losses incurred by the Company from the sale of certain securities lending collateral investments. The Company also received non-cash capital contributions of $51,000 and $56,000 in 2008 and 2007, respectively, equal to the certain compensation expense recognized (see Note 13 for discussion of SICO Compensation). Additionally, the Company received capital contributions of fixed maturity securities with a fair value of $140,616,000 in August 2008 and $302,939,000 in November 2008.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

11.  SHAREHOLDER'S EQUITY (Continued)

     Gross unrealized gains (losses) on fixed maturity securities and securities lending invested collateral included in accumulated other comprehensive loss are as follows:

                                                December 31,  December 31,
                                                    2008          2007
                                                ------------  ------------

                                                      (in thousands)
Gross unrealized gains                            $ 103,910     $  26,342
Gross unrealized losses                            (385,995)     (322,527)
Adjustment to DAC and other deferred expenses            --        54,328
Deferred income taxes                               113,179        95,450
                                                  ---------     ---------
Accumulated other comprehensive loss              $(168,906)    $(146,407)
                                                  =========     =========

     Dividends that the Company may pay to its shareholder in any year without prior approval of the New York Department of Insurance are limited by statute. The maximum amount of dividends which can be paid to stockholders by a life insurance company domiciled in the State of New York without obtaining the prior approval of the Superintendent of Insurance is limited to the lesser of the Company's net gain from operations of the preceding year's statutory annual statement, excluding realized capital gains, or 10% of preceding year's statutory surplus. Accordingly, the Company is not able to pay a dividend to the shareholder in the year 2009 without prior approval of the New York Superintendent of Insurance.

     Under statutory accounting principles utilized in filings with insurance regulatory authorities, the Company had net losses of $1,132,799,000 and $7,137,000 for the years ended December 31, 2008 and 2007, respectively and net income of $18,487,000 in the year ended December 31, 2006. The Company's statutory capital and surplus totaled approximately $547,171,000, $503,904,000 and $396,981,000 at December 31, 2008, 2007 and 2006,
     respectively.

12.  INCOME TAXES

     The components of the provisions for income taxes on pretax income consist of the following:

                             Years ended December 31,
                           ---------------------------
                             2008      2007     2006
                           -------   -------   -------

                                  (in thousands)
Current                    $(4,716)  $ 7,119   $17,979
Deferred                    19,074    (1,766)    4,275
                           -------   -------   -------
Total income tax expense   $14,358   $ 5,353   $22,254
                           =======   =======   =======

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

12.  INCOME TAXES (Continued)

     The U.S. federal income tax rate is 35% for 2008, 2007 and 2006. Actual tax expense on income differs from the "expected" amount computed by applying the federal income tax rate because of the following:

                                                    Years ended December 31,
                                                 -----------------------------
                                                    2008       2007      2006
                                                 ---------   -------   -------

                                                         (in thousands)
U.S federal income tax at statutory rate         $(486,826)  $ 5,498   $25,265
Adjustments:
   Valuation allowance                             564,480        --        --
   State income taxes (net of federal benefit)     (62,658)    1,999        --
   Dividends received deduction                       (719)     (622)     (761)
   Other, net                                           81    (1,522)   (2,250)
                                                 ---------   -------   -------
Total income tax expense                         $  14,358   $ 5,353   $22,254
                                                 =========   =======   =======

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting purposes. The significant components of the net deferred tax asset (liability) are as follows:

                                                            Years Ended December 31,
                                                            ------------------------
                                                               2008         2007
                                                            ---------   ------------

                                                                (in thousands)
DEFERRED TAX ASSETS:
   Capital loss carryforward - Federal                      $ 236,406     $      --
   Investments                                                313,293        26,899
   Contract holder reserves                                    61,463        50,319
   Net unrealized loss on debt and equity securities
      available for sale                                      113,179        95,450
   State deferred tax asset                                    59,736            --
   Other assets                                                 3,077         3,899
                                                            ---------     ---------
      Deferred tax assets                                     787,154       176,567
   Valuation allowance                                       (564,480)           --
                                                            ---------     ---------
   Total deferred tax assets                                  222,674       176,567
                                                            ---------     ---------
DEFERRED TAX LIABILITIES:
   Deferred acquisition costs and other deferred expenses    (149,901)      (98,890)
   State deferred tax liabilities                                  --        (3,560)
                                                            ---------     ---------
   Total deferred tax liabilities                            (149,901)     (102,450)
                                                            ---------     ---------
   Net deferred tax asset                                   $  72,773     $  74,117
                                                            =========     =========


                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

12.  INCOME TAXES (Continued)

     In general, realization of deferred tax assets depends on a company's ability to generate sufficient taxable income of the appropriate character within the carryforward periods in the jurisdictions in which the net operating losses and deductible temporary differences were incurred. The Company assessed its ability to realize the deferred tax asset of $787,154,000 and concluded a $564,480,000 valuation allowance was required to reduce the deferred tax asset at December 31, 2008 to an amount the Company believes is more likely than not to be realized.

     When making its assessment, the Company considered all available evidence, including the impact of being included in AIG's consolidated federal tax return, future reversals of existing taxable temporary differences, estimated future GAAP taxable income, and tax planning strategies the Company would implement, if necessary, to realize the net deferred tax asset.

     In assessing future GAAP taxable income, the Company considered its strong earnings history exclusive of the recent losses on securities lending program, because the Company and AIG entered into transactions with the (New York Fed to limit exposure to future losses. The Company also considered the taxable income from sales of businesses under AIG's asset disposition plan, the continuing earnings strength of the businesses AIG intends to retain and AIG's recently announced debt and preferred stock transactions with the New York Fed and United States Treasury, respectively, together with other actions AIG is taking, when assessing the ability to generate sufficient future taxable income during the relevant carryforward periods to realize the deferred tax asset.

     In evaluating the realizability of the loss carryforwards, the Company considered the relief provided by IRS Notice 2008-84 which provides that the limitation on loss carryforwards that can arise as a result of one or more acquisitions of stock of a loss company will not apply to such stock acquisitions for any period during which the United States becomes a direct of indirect owner of more than 50 percent interest in the loss company.

     The Company is currently under audit by the Internal Revenue Service for calendar year 2003. All years prior to 2003 are no longer subject to audit. The Company believes that it has adequate reserves for any liability that could result from the IRS audit.

     As of December 31, 2008, the Company's unrecognized tax benefits, excluding interest and penalties, were $185,000. There were no unrecognized tax benefits at December 31, 2007. As of December 31, 2008, the Company's unrecognized tax benefits included no amounts related to tax positions the disallowance of which would not affect the effective tax rate. Accordingly, as of December 31, 2008, the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate was $185,000. As December 31, 2008, the Company had gross unrecognized tax benefits of $185,000 that arose from increases in tax positions for years prior to 2008.

     The Company continually evaluates proposed adjustments by taxing authorities. At December 31, 2008 and 2007, the Company expects favorable settlements of approximately $2 million related to Tax authority adjustments. Although it is reasonably possible that a significant change in the balance of unrecognized tax benefits may occur within the next twelve months, at this time it is not possible to estimate the range of the change due to the uncertainty of the potential outcomes.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

12.  INCOME TAXES (Continued)

     Interest and penalties, if any, related to taxing authority examinations and unrecognized tax benefits are recognized as a component of income tax expense. At December 31, 2008 and 2007, the Company had a receivable of $487,000 and $596,000, respectively, related to interest (net of federal tax). For the year ended December 31, 2008 and 2007, the Company had recognized interest expense of $109,000 and interest income of $1,516,000, respectively, (net of federal tax).

13.  RELATED-PARTY MATTERS

     SICO Compensation

     Starr International Company, Inc. ("SICO") has provided a series of two-year Deferred Compensation Profit Participation Plans ("SICO Plans") to certain employees of AIG, its subsidiaries and affiliates. The SICO Plans were created in 1975 when the voting shareholders and Board of Directors of SICO, a private holding company whose principal asset is AIG common stock, decided that a portion of the capital value of SICO should be used to provide an incentive plan for the current and succeeding managements of all American International companies, including the Company.

     None of the costs of the various benefits provided under the SICO Plans has been paid by the Company, although the Company has recorded a charge to reported earnings for the deferred compensation amounts paid to employees of the Company and affiliates by SICO and allocated to the Company, with an offsetting entry to additional paid-in capital reflecting amounts considered to be contributed by SICO. The SICO Plans provide that shares currently owned by SICO are set aside by SICO for the benefit of the participant and distributed upon retirement. The SICO Board of Directors currently may permit an early payout of units under certain circumstances. Prior to payout, the participant is not entitled to vote, dispose of or receive dividends with respect to such shares, and shares are subject to forfeiture under certain conditions, including but not limited to the participant's voluntary termination of employment with AIG or its subsidiaries and affiliates prior to normal retirement age. Under the SICO Plans, SICO's Board of Directors may elect to pay a participant cash in lieu of shares of AIG common stock. Following notification from SICO to participants in the SICO Plans that it will settle specific future awards under the SICO Plans with shares rather than cash, the Company modified its accounting for the SICO Plans from variable to fixed measurement accounting. The Company gave effect to this change in settlement method beginning on December 9, 2005, the date of SICO's notice to the participants in the SICO Plans.

     Compensation expense with respect to the SICO Plans aggregated $51,000, $56,000 and $4,000 for 2008, 2007 and 2006, respectively, and is included in general and administrative expenses in the statement of operations and comprehensive income (loss). Additionally, a corresponding increase to additional paid-in capital was recorded in each year.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

13.  RELATED-PARTY MATTERS (Continued)

     Events Related to AIG

     In September 2008, AIG experienced a severe strain on its liquidity that resulted in AIG on September 22, 2008, entering into an $85 billion revolving credit facility and a guarantee and pledge agreement with the NY Fed. Pursuant to the credit facility agreement, on March 4, 2009, AIG issued 100,000 shares of Series C Perpetual, Convertible, Participating Preferred Stock, par value $5.00 per share and at an initial liquidation preference of $5.00 per share (the "Series C Preferred Stock") to the AIG Credit Facility Trust, a trust established for the sole benefit of the United States Treasury. The Series C Preferred Stock is entitled to (i) participate in any dividends paid on the common stock with the payments attributable to the Series C Preferred Stock being approximately 79.9 percent of the aggregate dividends paid on AIG's common stock, treating the Series C Preferred Stock as if converted and (ii) vote with AIG's common stock on all matters submitted to AIG shareholders, and holds approximately
     79.9 percent of the aggregate voting power of the common stock, treating the Series C Preferred Stock as if converted. The Series C Preferred Stock will remain outstanding even if the Credit Facility is repaid in full or otherwise terminates.

     The credit facility obligations are guaranteed by certain AIG subsidiaries and the obligations are secured by a pledge of certain assets of AIG and its subsidiaries. The Company is not a guarantor of the credit facility obligations and it has not pledged any assets to secure those obligations.

     On November 25, 2008, AIG entered into an agreement with the U.S. Department of the Treasury pursuant to which, among other things, AIG issued and sold to the U.S. Department of the Treasury, as part of the Troubled Assets Relief Program, $40 billion of Series D Fixed Rate Cumulative Perpetual Preferred Stock, par value $5.00 per share, (the "Series D Preferred Stock"), and a 10-year warrant to purchase 53,798,766 shares of common stock (the "Warrant"). The proceeds from the sale of the Series D Preferred Stock and the Warrant were used to repay borrowings under the credit facility and, in connection therewith, the maximum commitment amount under the credit facility agreement was reduced from $85 billion to $60 billion.

     During the fourth quarter of 2008, AIG and certain of its subsidiaries entered into an agreement with the NY Fed in connection with the special purpose financing vehicle known as Maiden Lane III LLC. The Company was not a party to this agreement and this transaction did not affect the Company's financial condition, results of operations or cash flows.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

13.  RELATED-PARTY MATTERS (Continued)


     On December 12, 2008, AIG, certain of AIG's wholly owned U.S. life insurance subsidiaries, and AIG Securities Lending Corp., another AIG subsidiary (the "AIG Agent"), entered into an agreement with ML II, a Delaware limited liability company whose sole member is the NY Fed. Pursuant to the agreement, the life insurance subsidiaries (including the Company) sold to ML II all of their undivided interests in a pool of $39.3 billion face amount of residential mortgage-backed securities ("RMBS") held by the AIG Agent, as agent of the life insurance subsidiaries, in connection with AIG's U.S. securities lending program. In exchange for the RMBS, the life insurance subsidiaries received an initial purchase price of $19.8 billion plus the right to receive deferred contingent portions of the total purchase price. Additionally, the Company received an economic interest in ML II valued at $31.7 million. As a result of these actions, the U.S. securities lending program, and the interim agreement entered into with the NY Fed whereby the NY Fed borrowed securities from AIG subsidiaries in exchange for cash collateral, were terminated. For additional information, see Note 3.

     Other Related Party Transactions

     On January 20, 2004, the Company entered into a short-term financing arrangement with the Parent whereby the Company has the right to borrow up to $15,000,000 from the Parent and vice versa. Any advances made under this agreement must be repaid within 30 days. There were no outstanding balances under this agreement at December 31, 2008 and 2007.

     On February 15, 2004, the Company entered into a short-term financing arrangement with an affiliate, AIG SunAmerica Life Assurance Company ("AIG SALAC") whereby the Company has the right to borrow up to $15,000,000 from AIG SALAC and vice versa. Any advances made under this arrangement must be repaid within 30 days. There were no outstanding balances under this agreement at December 31, 2008 and 2007.

     On February 15, 2004, the Company entered into a short-term financing arrangement with SunAmerica Investments, Inc. ("SAII") whereby the Company has the right to borrow up to $15,000,000 from SAII. Any advances made under this arrangement must be repaid within 30 days. There were no outstanding balances under this agreement at December 31, 2008 and 2007.

     The Company pays commissions, including support fees to defray marketing and training costs, to five affiliated broker-dealers for distributing its annuity products. Commissions paid to these broker-dealers totaled $1,927,000, $1,641,000 and $1,546,000 in 2008, 2007 and 2006, respectively.
     These affiliated broker-dealers represented approximately 2%, 2% and 1% of premiums in 2008, 2007 and 2006, respectively.

     Pursuant to a Service and Expense Agreement, AIG provides, or causes to be provided, administrative, marketing, investment management, accounting, occupancy, and data processing services to the Company. The allocation of such costs for investment management services is based on the level of assets under management. The allocation of costs for other services is based on estimated levels of usage, transactions or time incurred in providing the respective services. Amounts paid for such services were $13,982,000, $12,729,000 and $9,137,000 in 2008, 2007 and 2006,
     respectively. The component of such costs that relate to the production or acquisition of new business during these periods amounted to $3,429,000, $2,376,000 and $1,915,000 in 2008, 2007 and 2006, respectively, and is deferred and amortized as part of DAC. The other components of these costs are included in general and administrative expenses in the statement of operations and comprehensive income (loss).

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

13.  RELATED-PARTY MATTERS (Continued)

     An affiliate of the Company is responsible for the administration of the Company's fixed annuity contracts and is reimbursed for the cost of administration. Costs charged to the Company to administer these policies were approximately $2,631,000, $2,352,000 and $1,922,000 in 2008, 2007 and
     2006, respectively. Additionally, costs charged to the Company for marketing such policies amounted to $4,108,000, $3,233,000 and $3,305,000 for the years ended December 31, 2008, 2007 and 2006, respectively, and are deferred and amortized as part of DAC. The Company believes these costs are less than the Company would have incurred to administer these policies internally.

     Pursuant to an Investment Advisory Agreement, the majority of the Company's invested assets are managed by an affiliate of the Company. The investment management fees incurred were $2,924,000, $3,173,000 and $2,613,000 in 2008, 2007 and 2006, respectively.

     The Company incurred $492,000, $1,375,000 and $1,494,000 of management fee expense to an affiliate of the Company to administer its securities lending program during the years ended December 31, 2008, 2007 and 2006, respectively.

     On February 1, 2004, the Company entered into an administrative services agreement with its affiliate AIG SunAmerica Asset Management Corp. ("SAAMCo"), whereby SAAMCo will pay to the Company a fee based on a percentage on all assets invested through the Company's variable annuity products in exchange for services performed. SAAMCo is the investment advisor for certain trusts that serve as investment options for the Company's variable annuity products. Amounts earned by the Company under this agreement totaled $2,191,000, $2,315,000 and $1,983,000 in 2008, 2007 and 2006, respectively, and are included in variable annuity policy fees in the statement of operations and comprehensive income (loss).

     The Company has a support agreement in effect between the Company and AIG (the "Support Agreement"), pursuant to which AIG will cause the Company to maintain a contract holders' surplus of not less than $1,000,000 or such greater amount as shall be sufficient to enable the Company to perform its obligations under any policy issued by it. The Support Agreement also provides that if the Company needs funds not otherwise available to it to make timely payment of its obligations under policies issued by it, AIG will provide such funds at the request of the Company. The Support Agreement is not a direct or indirect guarantee by AIG to any person of any obligations of the Company. AIG may terminate the Support Agreement with respect to outstanding obligations of the Company only under certain circumstances, including where the Company attains, without the benefit of the Support Agreement, a financial strength rating equivalent to that held by the Company with the benefit of the Support Agreement. Contract holders have the right to cause the Company to enforce its rights against AIG and, if the Company fails or refuses to take timely action to enforce the Support Agreement or if the Company defaults in any claim or payment owed to such contract holder when due, have the right to enforce the Support Agreement directly against AIG.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

13.  RELATED-PARTY MATTERS (Continued)

     The Company's insurance policy obligations for individual and group contracts issued prior to January 31, 2008, at 4:00 p.m. Eastern Time, are guaranteed (the "Guarantee") by American Home Assurance Company ("American Home"), a subsidiary of AIG and an affiliate of the Company. American Home files statutory annual and quarterly reports with the New York State Insurance Department, through which such reports are available to the public. As of January 31, 2008, at 4:00 p.m. Eastern Time (the "Point of Termination"), the Guarantee by American Home was terminated for prospectively issued contracts. The Guarantee will not cover any contracts with a date of issue later than the Point of Termination. The Guarantee will, however, continue to cover insurance obligations on contracts issued by the Company with a date of issue earlier than the Point of Termination, including obligations arising from purchase payments received with respect to these contracts after the Point of Termination. The Guarantee provides that the contract owners owning contracts issued by the Company with a date of issue earlier than the Point of Termination can enforce the Guarantee directly against American Home.

14.  SUBSEQUENT EVENT

     Events Related to AIG

     On March 2, 2009, AIG and the NY Fed announced their intent to enter into a transaction pursuant to which AIG will transfer to the NY Fed preferred equity interests in newly-formed special purpose vehicles ("SPVs"), in settlement of a portion of the outstanding balance of the credit facility. Each SPV will have (directly or indirectly) as its only asset 100 percent of the common stock of an AIG operating subsidiary (American International Assurance Company, Limited, together with American International Assurance Company (Bermuda) Limited ("AIA") in one case and American Life Insurance Company ("ALICO") in the other). AIG expects to own the common interests of each SPV. In exchange for the preferred equity interests received by the NY Fed, there would be a concurrent substantial reduction in the outstanding balance and maximum available amount to be borrowed on the credit facility.

     AIG and the NY Fed also announced their intent to enter into a securitization transaction pursuant to which AIG will issue to the NY Fed senior certificates in one or more newly-formed SPVs backed by inforce blocks of life insurance policies in settlement of a portion of the outstanding balance of the credit facility. The amount of the credit facility reduction will be based on the proceeds received. The SPVs are expected to be consolidated by AIG. These transfers are subject to agreement on definitive terms and regulatory approvals at a later date. The Company is not currently anticipated to be a party to the proposed securitization transaction.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

14.  SUBSEQUENT EVENT (Continued)

     On October 3, 2008, AIG announced a restructuring plan under which AIG's Life Insurance & Retirement Services operations and certain other businesses would be divested in whole or in part, including the Company. Since that time, AIG has sold certain businesses and assets and has entered into contracts to sell others. However, global market conditions have continued to deteriorate, posing risks to AIG's ability to divest assets at acceptable values. AIG's restructuring plan has evolved in response to these market conditions. Specifically, AIG's current plans involve transactions between AIG and the NY Fed with respect to AIA and ALICO as noted above, as well as preparation for a potential sale of a minority stake in its property and casualty and foreign general insurance businesses. The Company is continuing to explore other restructuring alternatives to enhance its market competitiveness.

     On April 17, 2009, AIG entered into an exchange agreement with the U.S. Department of the Treasury pursuant to which, among other things, the U.S. Department of the Treasury exchanged 4,000,000 shares of the Series D Preferred Stock for 400,000 shares of AIG's Series E Fixed Rate Non-Cumulative Perpetual Preferred Stock, par value $5.00 per share (the "Series E Preferred Stock"). The exchange agreement permits the U.S. Department of the Treasury in certain circumstances to exchange the Warrant for 53,798,766 shares of Series C Preferred Stock.

     On April 17, 2009, AIG and the NY Fed amended the terms of the credit facility agreement to, among other things, remove the minimum 3.5 percent LIBOR rate. AIG also entered into a purchase agreement with the U.S. Department of the Treasury pursuant to which, among other things, AIG issued and sold to the U.S. Department of the Treasury 300,000 shares of Series F Fixed Rate Non-Cumulative Perpetual Preferred Stock, par value $5.00 per share (the "Series F Preferred Stock"), each share with a zero initial liquidation preference, and a warrant to purchase up to 3,000 shares of common stock. Pursuant to the purchase agreement, the U.S. Department of the Treasury has committed for five years to provide immediately available funds in an amount up to $29.835 billion so long as
     (i) AIG is not a debtor in a pending case under Title 11 of the United States Code and (ii) the AIG Credit Facility Trust and the U.S. Department of the Treasury in the aggregate own more than 50 percent of the aggregate voting power of AIG's voting securities. The liquidation preference of the AIG Series F Preferred Stock will increase, on a pro rata basis, by the amount of any draw down on the commitment. The amount of funds available under the commitment will be decreased by the aggregate amount of financial assistance that the U.S. Department of the Treasury provides to AIG, its subsidiaries or any special purpose vehicle established by or for the benefit of AIG or any of its subsidiaries after April 17, 2009, unless otherwise specified by the U.S. Department of the Treasury, in its sole discretion, under the terms of such financial assistance.

     In connection with the preparation of its annual report on Form 10-K for the year ended December 31, 2008, AIG management assessed whether AIG has the ability to continue as a going concern for the next twelve months. Based on the U.S. government's continuing commitment, the agreements in principle and the other expected transactions with the NY Fed and the U.S. Department of the Treasury, AIG management's plans to stabilize AIG's businesses and dispose of its non-core assets, and after consideration of the risks and uncertainties to such plans, AIG management believes that it will have adequate liquidity to finance and operate AIG's businesses, execute its asset disposition plan and repay its obligations during this period. It is possible that the actual outcome of one or more of AIG management's plans could be materially different, or that one or more of AIG management's significant judgments or estimates about the potential effects of these risks and uncertainties could prove to be materially incorrect. If one or more of these possible outcomes is realized, AIG may need additional U.S. government support to meet its obligations as they come due. If AIG is unable to meet its obligations as they come due, management believes this could have a 46 material effect upon the Company and its operations.

     Other Matters

     In February 2009, the Company received a cash capital contribution of $100,000,000 from the Parent.

                           PART C -- OTHER INFORMATION

ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements

The following financial statements of FS Variable Separate Account are included herein to this Registration Statement:
     -   Report of Independent Registered Public Accounting Firm

     -   Statement of Assets and Liabilities as of December 31, 2008


     -   Schedule of Portfolio Investments as of December 31, 2008


     - Statement of Operations for the year ended December 31, 2008, except as indicated


     - Statement of Changes in Net Assets for the years ended December 31, 2008 and 2007, except as indicated

     -   Notes to Financial Statements

The following financial statements of First SunAmerica Life Insurance Company are included herein:
     -   Report of Independent Registered Public Accounting Firm

     -   Balance Sheet as of December 31, 2008 and 2007


     - Statement of Income and Comprehensive Income for the years ended December 31, 2008, 2007 and 2006


     - Statement of Cash Flows for the years ended December 31, 2008, 2007 and 2006

     -   Notes to Financial Statements

(b) Exhibits


(1)   Resolutions Establishing Separate Account..................................    3
(2)   Custody Agreements.........................................................    Not Applicable
(3)   (a)  Form of Distribution Contract.........................................    1
      (b)  Form of Selling Agreement.............................................    1
(4)   (a)  Form of Variable Annuity Contract.....................................    7
      (b)  Form of IRA Endorsement...............................................    4
      (c)  Form of Optional Guaranteed Living Benefit Endorsement (12 Yr MIB
           enhanced).............................................................    Filed Herewith
      (d)  Form of Optional Guaranteed Living Benefit Endorsement (12 Yr MIB)....    Filed Herewith
      (e)  Form of Optional Guaranteed Living Benefit Endorsement (no MIB).......    Filed Herewith
      (f)  Form of Return of Purchase Payment Death Benefit Endorsement..........    Filed Herewith
      (g)  Form of Maximum Anniversary Value Optional Death Benefit Endorsement..    Filed Herewith
(5)   Annuity Application Specimen Contract......................................    4
(6)   Corporate Documents of Depositor
      (a)  Certificate of Incorporation..........................................    1
      (b)  By-Laws...............................................................    1
(7)   Reinsurance Contract.......................................................    Not Applicable
(8)   Material Contracts
      (a)  Form of Anchor Series Trust Fund Participation Agreement..............    1
      (b)  Form of SunAmerica Series Trust Fund Participation Agreement..........    1
      (c)  Form of Van Kampen Life Investment Trust Fund Participation
           Agreement.............................................................    2
      (d)  Form of Lord Abbett Series Fund, Inc. Fund Participation Agreement....    2
      (e)  Form of American Funds Insurance Series and SunAmerica Series Trust
           Master-Feeder Fund Participation Agreement............................    6
      (f)  Form of Franklin Templeton Variable Insurance Products Trust Fund
           Participation Agreement...............................................    8
(9)   Opinion of Counsel and Consent of Depositor................................    Filed Herewith
(10)  Consent of Independent Registered Public Accounting Firm...................    Filed Herewith
(11)  Financial Statements Omitted from Item 23..................................    Not Applicable
(12)  Initial Capitalization Agreement...........................................    Not Applicable
(13)  Other
      (a)  Diagram and Listing of All Persons Directly or Indirectly Controlled
           By or Under Common Owner Control with First SunAmerica Life Insurance
           Company, the Depositor of Registrant..................................    Filed Herewith
      (b)  Power of Attorney -- First SunAmerica Life Insurance Company
           Directors.............................................................    Filed Herewith
      (c)  Support Agreement of American International Group, Inc. ..............    5

--------

1 Incorporated by reference to Post-Effective Amendment No. 5 and Amendment No.
  7, File Nos. 033-85014 and 811-08810, filed January 30, 1998, Accession No. 0000950148-98-000132.

2 Incorporated by reference to Post-Effective Amendment No. 18 and Amendment No.
  20, File Nos. 033-85014 and 811-08810, filed November 27, 2002, Accession No. 0000950148-02-002786.

3 Incorporated by reference to the Initial Registration Statement, File Nos.
  333-102137 and 811-08810, filed December 23, 2002, Accession No. 0000898430-
  02-004616.

4 Incorporated by reference to Pre-Effective Amendment No. 1 and Amendment No.
  1, File Nos. 333-102137 and 811-08810, filed August 14, 2003 Accession No. 0001193125-03-036541.




5 Incorporated by reference to Post-Effective Amendment No. 4 and Amendment No.
  5, File Nos. 333-102137 and 811-08810, filed August 12, 2005, Accession No. 0000950129-05-008162.





6 Incorporated by reference to Post-Effective Amendment No. 13 and Amendment No.
  14, File Nos. 333-102137 and 811-08810, filed April 30, 2007, Accession No.
  0000950124-07-002498.



7 Incorporated by reference to Pre-Effective Amendment No. 3 and Amendment No.
  3, File Nos. 333-147008 and 811-08810, filed on January 31, 2008, Accession No. 0000950148-08-000021.



8 Incorporated by reference to Post-Effective Amendment No. 1 and Amendment No.
  4, File Nos. 333-147008 and 811-08810, filed on April 28, 2008, Accession No. 0000950148-08-000100.

ITEM 25.  DIRECTORS AND OFFICERS OF THE DEPOSITOR

(a) The officers and directors of First SunAmerica Life Insurance Company, Depositor, are listed below. Their principal business address is 1 SunAmerica Center, Los Angeles, California 90067-6022, unless otherwise noted.


NAME                             POSITION
----                             --------
Jay S. Wintrob................   Director, Chief Executive Officer and President
Michael J. Akers(2)...........   Director and Senior Vice President
N. Scott Gillis(1)............   Director, Senior Vice President and Chief
                                 Financial Officer
Jana W. Greer(1)..............   Director and Executive Vice President
Bruce R. Abrams(2)............   Director and Executive Vice President
Christine A. Nixon............   Director, Senior Vice President and Secretary
M. Bernard Aidinoff(5)........   Director
Patrick J. Foley(6)...........   Director
Jack R. Harnes(7).............   Director
David L. Herzog(3)............   Director
John I. Howell(8).............   Director
Christopher J. Swift(3).......   Director
Stewart R. Polakov(1).........   Senior Vice President and Controller
Edwin R. Raquel(1)............   Senior Vice President and Chief Actuary
Mallary L. Reznik.............   Senior Vice President and General Counsel
Timothy W. Still(1)...........   Senior Vice President
Gavin D. Friedman.............   Vice President and Deputy General Counsel
William T. Devanney, Jr.......   Vice President
Roger E. Hahn(4)..............   Vice President
Tracey E. Harris(2)...........   Vice President
Rodney A. Haviland(1).........   Vice President
Sharla A. Jackson(9)..........   Vice President
Michelle H. Powers(2).........   Vice President
Connie E. Pritchett...........   Chief Compliance Officer, Fixed Annuities
Stephen J. Stone(1)...........   Vice President
Monica F. Suryapranata(1).....   Vice President and Controller Variable Annuity
                                 Products
Edward T. Texeria(1)..........   Vice President
Virginia N. Puzon.............   Assistant Secretary



--------

(1)    21650 Oxnard Street, Woodland Hills, CA 91367

(2)    2929 Allen Parkway, Houston, TX 77019

(3)    70 Pine Street, New York, NY 10270

(4)    2727 Allen Parkway, Houston, TX 77019

(5)    Sullivan & Cromwell, 125 Broad Street, New York, NY 10004

(6)    130 Water Street, New York, NY 10005




(7)    64 South Quaker Hill Road, Pawling, NY 12564



(8)    148 Wellington Lane, Springfield Center, NY 13468



(9)    205 East 10th Street, Amarillo, TX 79101



ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH DEPOSITOR OR REGISTRANT


The Registrant is a separate account of First SunAmerica Life Insurance Company ("Depositor"). Depositor is a subsidiary of American International Group, Inc. ("AIG"). For a complete listing and diagram of all persons directly or indirectly controlled by or under common control with the Depositor or Registrant, see Exhibit 13(a). An organizational chart for AIG can be found in Form 10-K, SEC file number 001-08787, Accession Number 0000950123-09-003734, filed March 2, 2009.

ITEM 27.  NUMBER OF CONTRACT OWNERS

SALES OF THIS CONTRACT HAVE NOT YET BEGUN.

ITEM 28.  INDEMNIFICATION

Insofar as indemnification for liability arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

FIRST SUNAMERICA LIFE INSURANCE COMPANY

Section 719 of the Business Corporation Law of the State of New York permits the indemnification of directors, officers, employees and agents of New York corporations. Section 10 of the Third Article of the Company's Amended and Restated Certificate of Incorporation and Article Fifteen of the Company's parent, AIG Retirement Services, Inc., By-Laws provide for the indemnification of directors and officers to the full extent required or permitted by the law, including the advance of expenses under the procedures set forth herein. In addition, the Company's officers and directors are covered by certain directors' and officers' liability insurance policies maintained by the Company's parent.


Additionally, pursuant to the Distribution Agreement filed as Exhibit 3(a) to this Registration Statement, Depositor has agreed to indemnify and hold harmless SunAmerica Capital Services, Inc. ("Distributor") for damages and expenses arising out of (1) any untrue statement or alleged untrue statement of a material fact contained in materials prepared by Depositor in conjunction with the offer and sale of the contracts, or Depositor's failure to comply with applicable law or other material breach of the Distribution Agreement. Likewise, the Distributor has agreed to indemnify and hold harmless Depositor and its affiliates, including its officers, directors and the separate account, for damages and expenses arising out of any untrue statement or alleged untrue statement of a material fact contained in materials prepared by Distributor in conjunction with the offer and sale of the contracts, or Distributor's failure to comply with applicable law or other material breach of the Distribution Agreement.


Pursuant to the Selling Agreement, a form of which is filed as Exhibit 3(b) to this Registration Statement, Depositor and Distributor are generally indemnified by selling broker/dealers firms from wrongful conduct or omissions in conjunction with the sale of the contracts.

ITEM 29.  PRINCIPAL UNDERWRITER


(a) SunAmerica Capital Services, Inc. acts as distributor for the following investment companies:


     AIG SunAmerica Life Assurance Company -- Variable Separate Account
     AIG SunAmerica Life Assurance Company -- Variable Annuity Account One
     AIG SunAmerica Life Assurance Company -- Variable Annuity Account Two
     AIG SunAmerica Life Assurance Company -- Variable Annuity Account Four
     AIG SunAmerica Life Assurance Company -- Variable Annuity Account Five
     AIG SunAmerica Life Assurance Company -- Variable Annuity Account Seven
     AIG SunAmerica Life Assurance Company -- Variable Annuity Account Nine First SunAmerica Life Insurance Company -- FS Variable Separate Account First SunAmerica Life Insurance Company -- FS Variable Annuity Account One First SunAmerica Life Insurance Company -- FS Variable Annuity Account Two First SunAmerica Life Insurance Company -- FS Variable Annuity Account Five First SunAmerica Life Insurance Company -- FS Variable Annuity Account Nine AIG Series Trust
     SunAmerica Series Trust
     SunAmerica Equity Funds
     SunAmerica Income Funds
     SunAmerica Focused Series, Inc.
     SunAmerica Money Market Funds, Inc.
     SunAmerica Senior Floating Rate Fund, Inc.

(b) Directors, Officers and principal place of business:

OFFICER/DIRECTORS*                               POSITION
------------------                               --------
Peter A. Harbeck.........   Director
James T. Nichols.........   Director, President & Chief Executive Officer
William J. Kuzmich(1)....   Director
Frank Curran.............   Controller
Joseph D. Neary..........   Chief Compliance Officer
John T. Genoy............   Vice President
Mallary L. Reznik(2).....   Vice President
Christine A. Nixon(2)....   Secretary
Virginia N. Puzon(2).....   Assistant Secretary


--------


  * Unless otherwise indicated, the principal business address of SunAmerica Capital Services, Inc. and of each of the above individuals is Harborside Financial Center, 3200 Plaza 5, Jersey City, New Jersey 07311.


  (1)  Principal business address is 21650 Oxnard Street, Woodland Hills, CA
       91367.

  (2) Principal business address is 1 SunAmerica Center, Los Angeles, California 90067.


(c) SunAmerica Capital Services, Inc. retains no compensation or commissions from the Registrant.


ITEM 30.  LOCATION OF ACCOUNTS AND RECORDS

All of the accounts, books, records or other documents required to be kept by
Section 31(a) of the Investment Company Act of 1940 and its rules are maintained by Depositor at 21650 Oxnard Ave., Woodland Hills, California 91367.

ITEM 31.  MANAGEMENT SERVICES

Not Applicable.

ITEM 32.  UNDERTAKINGS

GENERAL REPRESENTATIONS

The Registrant hereby represents that it is relying on the No-Action Letter issued by the Division of Investment Management to the American Council of Life Insurance dated November 28, 1988 (Commission Ref. No. IP-6-88). Registrant has complied with conditions one through four on the No-Action Letter.

Depositor represents that the fees and charges to be deducted under the Contracts described in the prospectus contained in this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Depositor in accordance with Section 26(f)(2)(A) of the Investment Company Act of 1940.

UNDERTAKINGS OF THE REGISTRANT

Registrant undertakes to: (a) file post-effective amendments to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity Contracts may be accepted; (b) include either (1) as part of any application to purchase a contract offered by the prospectus forming a part of the Registration Statement, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the Applicant can remove to send for a Statement of Additional Information; and (c) deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

                                   SIGNATURES


As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, FS Variable Separate Account has caused this Pre-Effective Amendment No. 1 and Amendment No. 1 to its Registration Statement on Form N-4 (File No. 333-157198) to be signed on its behalf by the undersigned, in the City of Los Angeles, and the State of California, on this 24th day of April, 2009.


                                        FS VARIABLE SEPARATE ACCOUNT
                                        (Registrant)

                                        By: FIRST SUNAMERICA LIFE INSURANCE
                                            COMPANY

                                        By:        /s/ JAY S. WINTROB
                                            ------------------------------------
                                                       JAY S. WINTROB,
                                                   CHIEF EXECUTIVE OFFICER

                                        By: FIRST SUNAMERICA LIFE INSURANCE
                                            COMPANY
                                            (Depositor)

                                        By:        /s/ JAY S. WINTROB
                                            ------------------------------------
                                                       JAY S. WINTROB,
                                                   CHIEF EXECUTIVE OFFICER

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.




          SIGNATURE                             TITLE                          DATE
          ---------                             -----                          ----

JAY S. WINTROB*                   Chief Executive Officer, President      April 24, 2009
-----------------------------                 & Director
JAY S. WINTROB                      (Principal Executive Officer)


BRUCE R. ABRAMS*                               Director                   April 24, 2009
-----------------------------
BRUCE R. ABRAMS


M. BERNARD AIDINOFF*                           Director                   April 24, 2009
-----------------------------
M. BERNARD AIDINOFF


MICHAEL J. AKERS*                              Director                   April 24, 2009
-----------------------------
MICHAEL J. AKERS


PATRICK J. FOLEY*                              Director                   April 24, 2009
-----------------------------
PATRICK J. FOLEY


N. SCOTT GILLIS*                     Senior Vice President, Chief         April 24, 2009
-----------------------------        Financial Officer & Director
N. SCOTT GILLIS                     (Principal Financial Officer)

          SIGNATURE                             TITLE                          DATE
          ---------                             -----                          ----


JANA W. GREER*                                 Director                   April 24, 2009
-----------------------------
JANA W. GREER


JACK R. HARNES*                                Director                   April 24, 2009
-----------------------------
JACK R. HARNES


DAVID L. HERZOG*                               Director                   April 24, 2009
-----------------------------
DAVID L. HERZOG


JOHN I. HOWELL*                                Director                   April 24, 2009
-----------------------------
JOHN I. HOWELL


CHRISTINE A. NIXON*                            Director                   April 24, 2009
-----------------------------
CHRISTINE A. NIXON


CHRISTOPHER J. SWIFT*                          Director                   April 24, 2009
-----------------------------
CHRISTOPHER J. SWIFT


STEWART R. POLAKOV*                   Senior Vice President and           April 24, 2009
-----------------------------                 Controller
STEWART R. POLAKOV                  (Principal Accounting Officer)


/s/ MANDA GHAFERI                          Attorney-in-Fact               April 24, 2009
-----------------------------
*MANDA GHAFERI

                                  EXHIBIT INDEX


EXHIBIT NO.                                      DESCRIPTION
-----------                                      -----------
  (4)(c)        Form of Optional Guaranteed Living Benefit Endorsement (12 Yr MIB enhanced)
  (4)(d)        Form of Optional Guaranteed Living Benefit Endorsement (12 Yr MIB)
  (4)(e)        Form of Optional Guaranteed Living Benefit Endorsement (no MIB)
  (4)(f)        Form of Return of Purchase Payment Death Benefit Endorsement
  (4)(g)        Form of Maximum Anniversary Value Optional Death Benefit Endorsement
  (9)           Opinion of Counsel and Consent of Depositor
 (10)           Consent of Independent Registered Public Accounting Firm
 (13)(a)        Diagram and Listing of All Persons Directly or Indirectly Controlled By or
                Under Common Owner Control with First SunAmerica Life Assurance Company, the
                Depositor of Registrant
 (13)(b)        Power of Attorney - First SunAmerica Life Insurance Company Directors